04045621

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Insurance Australia Group Limited

*CURRENT ADDRESS Level 21, 388 George Street
Sydney NSW 2000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 20 2004
THOMSON FINANCIAL

FILE NO. 82- 34821 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 10/13/04

1 July 2003

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
iag.com.au

MEDIA RELEASE

IAG
Insurance Australia Group

M+F
BE POSITIVE

Sale of IAG's health arm to MBF incorporates innovative product marketing alliance

Insurance Australia Group (IAG) and the Medical Benefits Fund of Australia Limited (MBF) today announced that IAG had agreed to sell its health insurance underwriting and claims operations, NRMA Health, to MBF for A$100 million.

IAG's chief executive officer, Mr Michael Hawker, and the managing director of MBF, Mr Eric Dodd, also announced that the purchase incorporated an innovative marketing alliance between the two organisations.

This involves an exclusive, six-year alliance in which IAG -- operating as NRMA Insurance, SGIC and SGIO -- will offer customers competitive health insurance products underwritten by MBF.

Mr Hawker said IAG's decision to sell its health insurance underwriting and claims operations followed a thorough review of that business.

"We don't have the same advantage of scale in health insurance that we enjoy in our general insurance business," Mr Hawker said. "This makes it hard to compete on costs and benefits.

"By forming a marketing alliance with MBF, Australia's largest privately managed health insurer, we can offer our customers a better range of competitive products while maximising the value of the business for our shareholders.

"This alliance is a logical fit. It allows Insurance Australia Group to continue its focus on general insurance, while leveraging the expertise of one of Australia's leading health service providers."

Mr Dodd said the acquisition of NRMA Health will enable MBF to increase market share and to assist its development as a national organisation increasing MBF's current limited market penetration in South Australia and Western Australia.

Media Relations (IAG)	
Name	Carolyn McCann
Telephone	(02) 9292 9557
Mobile	0411 014 126

Media Relations (MBF)	
Name	David Jones
Telephone	(02) 9323 9947
Mobile	0417 232 246

NRMA Health's activities in these States complemented MBF's strong market presence in New South Wales, Queensland and Tasmania.

"The acquisition is in line with our objectives to achieve growth and to continue to improve the efficiency and cost effectiveness of our core private health insurance business," Mr Dodd said. "At MBF, we are also aware that this acquisition is a significant step towards the needed wider consolidation of the private health insurance industry.

"The potential of the marketing alliance between MBF and NRMA Health is also very exciting with the access it provides to a much expanded customer base."

Mr Dodd said that NRMA Health members and staff would be transferred to MBF with no changes expected to cover or policies. Premium levels are unaffected by this acquisition.

Mr Hawker said the profit on the transaction would not be material to Insurance Australia Group's consolidated result for the year ended 30 June 2003, as the market value of the business was included in the revaluation of the SGIO group of companies as at 30 June 2002.

Insurance Australia Group was advised by Deutsche Bank.

ENDS

About NRMA Health

- Gross written premium of over $170 million and forecast net assets of $47.5 million as at 30 June 2003
- More than 95,000 members
- Fastest growing health fund: increased from 45,000 to 95,000 members between 1999 and 2003

About MBF

- The acquisition of NRMA Health will increase MBF's membership base by 95,000 members, taking its national market share to around 19%.
- MBF will now provide private health insurance to more than 1.8 million people
- Reserves of $420 million as at 30 June 2002
- Strong market presence in NSW/ACT, Qld/NT, and Tasmania
- Assists members with health management services including asthma and diabetes programs

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
Facsimile: 02 9292 8072
iag.com.au

8 July 2003

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

IAG
Insurance
Australia
Group

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

PRESENTATION TO DEUTSCHE BANK ASIA-PACIFIC FINANCIAL INSTITUTIONS CONFERENCE, LONDON – 7 JULY 2003

Attached for immediate release to the market is a copy of a presentation made to the Deutsche Bank Asia Pacific Financial Institutions Conference held in London on 7 July 2003 by IAG's Chief Financial Officer, Mr George Venardos.

Yours sincerely

Glenn Revell
Company Secretary

Attachment (23 pages)

Insurance Australia Group

George Venardos
Chief Financial Officer

Presentation to Deutsche Bank – Asia Pacific Financial Services Conference
London, 7 July 2003

Insurance Australia Group Limited
ABN 60 090 739 923

Important information

The information in this presentation is an overview and does not contain all information necessary to an investment decision.

Any pro forma financial information is intended for informational purposes only, and does not purport to be indicative of the results that actually would have been obtained or the financial position that actually would have existed during and for the periods presented, and is not necessarily indicative of Insurance Australia Group Limited's ('IAG's') operating results or financial position to be expected in future periods.

The information contained in this presentation has been prepared in good faith by IAG. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation. To the maximum extent permitted by law, IAG, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of IAG, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation. In making an investment decision, investors must rely on their own examination of IAG, including the merits and risks involved. Investors should consult with their own legal, tax, business and/or financial advisors in connection with any acquisition of securities.

This presentation is not a prospectus nor an offer of shares for subscription or sale in any jurisdiction. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to any U.S. person, as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Securities may not be offered or sold in the United States, or to or for the account of any U.S. person (as defined in Regulation S under the U.S. Securities Act), unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.

Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause IAG's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither IAG, nor any other person, gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur.

This presentation is being supplied to you solely for your information and may not be reproduced or distributed to any other person (including any general distribution in the United States) or published, in whole or in part, for any purpose without the prior written permission of IAG.

Leading general insurance group in Australia and New Zealand


NRMA INSURANCE
ClearView
SGIO
SGIC
CGU
swann insurance
IAG Insurance Australia Group
N°1
STATE

- Market leader (by gross written premium) in each of Australia & New Zealand
- Owns leading direct and intermediated brands

History of growth and diversification



Gross Written Premium By Business
8%
11%
12%
20%
21%
34%
40%
42%
42%
56%
$1.7bn
$1.8bn
$2.2bn
$2.6bn
$3.1bn
$3.6bn
$3.8bn
$6.0bn
FY97: 56%, 17%, 26%, 1%
FY98: 52%, 17%, 30%, 1%
FY99: 50%, 16%, 28%, 2%, 2%, 2%
FY00: 51%, 16%, 23%, 3%, 4%, 3%
FY01: 49%, 17%, 19%, 6%, 5%, 4%
FY02: 47%, 18%, 17%, 5%, 9%, 4%
1H03 Annualised: 44%, 20%, 17%, 4%, 9%, 4%, 1%, 1%
Proforma Combined Group: 34%, 22%, 21%, 3%, 10%, 3%, 5%, 3%
Motor
Home
Short-tail Commercial
Workers Comp
CTP
Health
Liability
Other Short-tail

Note:

1. FY97 to 1H03 IAG GWP includes all business except Inward Reinsurance, which is in run-off.
2. Pro-forma GWP is the aggregate of the Group's consolidated GWP for half year ended 31 December 2002, doubled to give and annualised amount ($3.8bn) and the aggregated GWP for CGU and NZI for the year ended 31 December 2002.

Insurance Australia Group Limited
ABN 60 090 739 923

Improving insurance margins & components


Expense Ratio
22.5%
20.0%
17.5%
15.0%
20.8%
21.1%
19.7%
20.1%
19.2%
19.2%
2H00
1H01
2H01
1H02
2H02
1H03


Loss Ratio
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
One-off impacts
90.2%
80.9%
80.1%
77.5%
1.3%
74.3%
4.0%
76.8%
2H00
1H01
2H01
1H02
2H02
1H03


Combined Ratio
115.0%
110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
One-off impacts
111.0%
102.0%
99.8%
97.6%
1.3%
93.5%
4.0%
96.0%
2H00
1H01
2H01
1H02
2H02
1H03


Insurance Margin (before tax)
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
3.7%
7.8%
7.3%
8.0%
9.4%
16.1%
2H00
1H01
2H01
1H02
2H02
1H03

Insurance Australia Group Limited
ABN 60 090 739 923

Delivering on our five year strategy announced in May 2002

Insurance Australia Group

- Reinvigorate customer focus
- Extend scale in general insurance
- Leverage core capabilities
- Risk management
- Growth/quality earnings

Core operations

Deliver earnings

Build capability

Investigate & pursue

Emerging opportunities

Goals

- Top quartile total shareholder return
- ROE 13 – 15%
- Double gross written premium by FY 2007 to $6.6bn
- Maintain combined ratio < 100%
- Maintain 'AA' category rating

NRMA INSURANCE · ClearView · SGIO · SGIC · CGU · swann insurance · STATE · N°4

Our strategic focus over time


Progress
Progressing this will depend on being able to show internationally applicable core competencies
Generation of international growth and profitability
Generation of domestic organic growth and profitability
We believe that there are substantial opportunities locally for a few years
June 2003
Generation of domestic scale
Delivered
Time

CGU and NZI acquisition

Insurance Australia Group Limited
ABN 60 090 739 923

CGU/NZI acquisition – summary

- Purchased Australia & New Zealand general insurance business of Aviva plc
  - Announced 18 October 2002
  - Completed on 2 January 2003
- Acquired for $1.85bn
  - Gross premium income stream of $2.3bn
  - Ongoing operations with a combined ratio of <98%
  - Leading intermediated businesses and brands
  - Scale platform for increased efficiency
  - Goodwill of $1.1bn (expected $1.2bn)
- Funded by mix of equity, debt and hybrid equity
  - Offer of RPS2 completing part of that funding mix
  - Very strong 'AA' (Stable Outlook) rating from S&P retained

Provides market leading position in core products

Market share – Australia
Based on gross premium revenue



IAG
CGU
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
47%
9%
38%
40%
20%
20%
27%
27%
18%
14%
4%
30%
7%
23%
Motor
Home
CTP
ST Commercial
Workers Comp
$1,766m
$961m
$585m
$587m
$246m

Market share – NZ
Based on gross written premium



IAG NZ
NZI
60%
50%
40%
30%
20%
10%
0%
45%
14%
31%
48%
21%
27%
34%
21%
13%
Motor
Home
Commercial
NZ$255m
NZ$240m
NZ$396m

Source:
1. *Australian market share data – APRA statistics at 31 December 2001.*
2. *IAG data for full year 30 June 2001.*
3. *NZ market share data – Insurance Council of New Zealand as at 30 June 2002.*
4. *CGU data for full year 31 December 2001.*
5. *NZI annualised half year figures for 30 June 2002.*

More balanced geographic spread



NT
GWP $9m
IAG 13%
IAG&CGU 13%
QLD
GWP $345m
IAG 3%
IAG&CGU 15%
WA
GWP $434m
IAG 19%
IAG&CGU 29%
GWP $410m
IAG 21%
IAG&CGU 51%
SA
NSW/ACT
VIC
TAS
GWP $2,525m
IAG 24%
IAG&CGU 29%
GWP $1,081m
IAG 17%
IAG&CGU 34%
GWP $80m
IAG 10%
IAG&CGU 29%

New Zealand also more balanced between North and South Islands

(Auckland & Wellington)

Source:
(1) APRA December 2001.
(2) CGU for the year ended 31 December 2001. Fortis GWP has been annualised.

Insurance Australia Group Limited
ABN 60 090 739 923

Full range of distribution channels

BEST AVAILABLE COPY

IAG pre CGU & NZI



Financial insitiutions 2%
Broker 12%
Direct 86%

IAG including CGU & NZI



Affiliated associations 2%
Financial institutions 7%
Other 1%
Agent 8%
Broker 24%
Direct 58%

Insurance Australia Group Limited
ABN 60 090 739 923

Delivery of synergy benefits on track

Synergy realisation schedule	2H03 A$m	1H04 A$m	2H04 A$m
Cumulative run-rate per annum			
Personal lines	6	41	75
Commercial	4	14	30
IT, shared services & overheads	8	26	35
Australia sub-total	**18**	**81**	**140**
International - New Zealand	**3**	**16**	**20**
Total synergies in run-rate	**21**	**97**	**160**
Reported income statement			
Synergy benefits collected	7	31	68
Costs of implementation expensed	(49)	(28)	(8)
Net impact on profit for period	**(43)**	**3**	**60**

- Full annual run-rate to be in place within 18 months of acquisition
- Detailed benefit realisation planning complete – now being actioned

Capital raising for CGU/NZI acquisition successfully completed


Insto
Domestic sub-debt
Share purchase plan
USD sub-debt (hedged)
Dividend Reinvest
RPS2
500
300
500
380
300
500
410
380
300
500
75
410
380
300
500
200
75
410
380
300
500

Ord equity	$955
Hybrid	$200
Sub-debt	$710
Total	**$1,865**

Capital mix result: 68% equity + 12% hybrid + 20% debt

Costs of acquisition funding lower than business case

Annual funding costs	Business case	Achieved outcome	Savings
Interest on subordinated debt	(53.2)	(46.7)	6.5
Tax credit	16.0	14.0	(2.0)
Net annual expense	**(37.2)**	**(32.7)**	**4.5**
Dividend payable RPS2	(11.3)	(9.0)	2.3
Effect on profits available for ordinary shareholders	(48.5)	(41.7)	6.8

Short term operating outlook

- 2H03 will include the impact of
  - Net expenditure on integration – estimated to be A$43m
  - A$70m in claims (net of reinsurance) for Canberra fires
  - Ongoing weakness in equity markets
  - Still targeting a combined ratio of <98%
- FY04 should benefit from
  - Net income from synergies on acquisition
  - Ongoing growth in premiums – price and volume
  - Improved efficiency of operations
- Current target of 96-98% combined ratio on completion of investment in acquisition synergies – should yield >9% insurance margins

Capital management

Insurance Australia Group Limited
ABN 60 090 739 923

Financial position

- Capitalisation of $5.8bn as at 30 June 2003
  - Ranked among 25 largest Australian listed companies
- Pro forma balance sheet for 31 December 2002
  - Total assets of $16.3bn
  - Net assets of $4.1bn (net tangible assets of $2.3bn)
- Group distributable reserves of $550m at 31 December 2002
  - $75m interim dividend on ordinary shares paid in April 2003 and $10m on RPS1 paid in June 2003
  - Distribution from some entities subject to APRA approval
- Capacity to fully frank in excess of $900m of dividends

Capital management

- Capital actively managed on three parameters
  - Risk of ruin of 1 in 750 years
  - AA rating
  - A group risk-weighted minimum capital requirement ('MCR') multiple range of 1.35-1.65 times (set applying APRA principles to ALL operations)
- Supported by
  - Conservative claims reserving (minimum probability of sufficiency of 90%)
  - Extensive reinsurance programme (maximum loss per event set at less than 1.5% of combined ratio)
  - Programme covers up to at least a 1 in 250 year return period
  - Tactical derivative program in place on equities to reduce exposure of capital base to current equity market weakness

Exposure to equities significantly reduced

- All exposure to equities removed from technical reserves
- Shareholders' funds benchmark still over 90% in equities:
  - 65 – 70% Australian equities
  - 25% International equities
  - Balance in fixed interest and cash
- Equities exposure of shareholders' funds and technical reserve portfolios
  - Expected to range from 12 – 25%
  - Compares with 61% at listing (August 2000)
  - Sensitivity to a 1% movement in markets now less than 0.15% of net earned premium (1.25% at listing)

IAG
Insurance
Australia
Group

Conclusion

NRMA INSURANCE ClearView SGIO SGIC CGU swann insurance STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

Questions

Curriculum vitae

GEORGE VENARDOS

Chief Financial Officer

George Venardos has over 24 years experience in the financial services industry.

In his current role with the Insurance Australia Group ('IAG') – which he has held since 1998 - George controls all financial aspects of the Groups operations including Mergers and Acquisitions and Corporate Services. George sits on the majority of IAG Boards and is the Chairman of the Insurance Council of Australia Accounting and Finance Committee.

Prior to joining IAG he worked in a variety of roles with PricewaterhouseCoopers and the Legal & General Insurance Group in Australia.

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
Facsimile: 02 9292 8072
iag.com.au

17 July 2003

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

IAG
Insurance
Australia
Group

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

UPDATE OF INVESTMENT MARKET SENSITIVITIES

Insurance Australia Group Limited ("IAG") has updated the sensitivities of the Group's shareholder and technical reserve funds to movements in investment markets.

Equity exposure

Over the quarter ended 30 June 2003, IAG reviewed the tactical option protection programme in place over its physical equity holdings. As a result of the improvement in the Group's capital position, tranches of option protection expiring in June 2003 over Australian and international equities were not replaced.

At 30 June 2003, after expiry of these options, protection remains over 70% of the Group's $2.2 billion equity exposure in face value terms (previously 95% at 31 March 2003). The effective exposure to equities, as a percentage of total investments for shareholders' funds and technical reserves, has risen from approximately 13% at 31 March 2003 to approximately 18% at 30 June 2003.

The protection programme now consists predominantly of bought put options over Australian equity indices and collars over international equity indices. The strong performance of equity markets over the June 2003 quarter has also meant that purchased "in-the-money" put options ("puts") described in previous announcements are now closer to their strike levels. Remaining tranches of option cover continue to provide capital protection in the event of equity market weakness, whilst maintaining participation in further equity markets gains.

The programme structure will continue to be assessed in the context of the Group's view of equity markets, its capital position and the costs of the programme. For example, over the financial year to 30 June 2003, the programme reduced the return on shareholders' funds by approximately 2.5%.

The expiry of cover over the June 2003 quarter has increased the sensitivity of the Group's equities to those previously reported. The following table sets out the 30 June 2003 sensitivities for 1% and 10% movements in equity markets and demonstrates the non-linear nature of the option protection that progressively increases the Group's sensitivity to larger market gains.

	Effect on profit before tax in $m	
Extent of equity market movement	**1%**	**10%**
Fall in equity markets	($14.8)	($128.9)
Gain in equity markets	$15.8	$173.1

Fixed interest exposure

IAG's policy is to substantially match the duration of the assets supporting the Group's claims provisions to the expected cash flows of the underlying liabilities. These assets are entirely invested in fixed interest and cash.

The reported sensitivity of these assets to a 1% fall in interest rates across the Group at 31 March 2003 was a gain of $160.9 million. The equivalent sensitivity at 30 June 2003 to a 1% fall in interest rates was a gain of around $141.7 million.

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations
02 9292 3169

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
Facsimile: 02 9292 8072
iag.com.au

11 August 2003

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

IAG
Insurance
Australia
Group

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

CLOSING DATE FOR RECEIPT OF NOMINATIONS FOR ELECTION OF DIRECTORS AT THE 2003 ANNUAL GENERAL MEETING

The Annual General Meeting of Insurance Australia Group Limited will be held on Wednesday, 12 November 2003.

The company has sought and received a waiver from Listing Rule 14.3 whereby it has been allowed to close nominations for election of directors 45 business days before the Annual General Meeting, rather than the standard 35 days.

The basis for granting of the waiver was the exceptionally large number of security holders on the company's register which provides great practical difficulty in both complying with Listing Rule 14.3 and ensuring that the notice of meeting is sent to each security holder within the prescribed period due to the process of preparing and mailing out notices for such a large register.

In accordance with the waiver from Listing Rule 14.3, the closing date for receipt of nominations for election as directors at the 2003 Annual General Meeting will be 8 September 2003.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

N:\CSCDept\CSCUser\ASX\2003\Aug\2256aod.doc

21 August 2003

MEDIA STATEMENT

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
iag.com.au

Insurance Australia Group increases profit on strength of CGU and NZI acquisition and underlying business

Insurance Australia Group Limited today announced a net profit of $153 million after tax for the year ended 30 June 2003, confirming the sound logic of the CGU and NZI acquisition and reflecting the ongoing success of initiatives to improve business fundamentals (June 2002: loss of $25 million).

Insurance Australia Group Chief Executive Officer, Mr Michael Hawker said the inclusion of CGU and NZI since 2 January 2003, combined with the improved performance of the underlying business, had boosted the Group's overall results for the full year.

"The newly acquired CGU and NZI businesses have delivered exceptional results in the six months to 30 June 2003, exceeding management expectations," Mr Hawker said.

"Our existing business also performed strongly, underpinned by improved customer retention, continued stability in major personal injury classes, the realisation of business improvements in our New Zealand operations and largely benign weather conditions which sustained the reduced claims frequency.

"And our overall returns from investments increased, reflecting both the change to our asset mix and improved market performance.

"As a result, we've exceeded all operating targets for the year.

"The Group's combined operating ratio was 95.7%, consistent with 95.5% in the previous year. Our insurance margin rose to 12.3%, up from 8.7% in the previous corresponding period, exceeding our current target range of 9%-11%.

"Gross written premium increased 45% from $3.6 billion to $5.2 billion. Around 9% of this was organic, over half coming from strong growth in policies in force, with the remainder (36%) from our acquisition of CGU and NZI.

"These results demonstrate how our strategy of diversifying by product, geography and distribution channel is generating consistent and sustainable returns for shareholders.

"The most pleasing aspect of our results has been the ability of the company to simultaneously maintain the improvement in the underlying business whilst managing a major acquisition."

Media Relations		Investor Relations	
Name	Carolyn McCann	Name	Anne O'Driscoll
Telephone	(02) 9292 9557	Telephone	(02) 9292 3169
Mobile	0411 014 126	Mobile	0411 012 675

Other elements of the year's results, compared with the previous corresponding period and bearing in mind the impact of the CGU and NZI acquisition on trend comparisons, include:

- The underwriting profit increased to $199 million from $142 million (including integration expenses of $45 million in respect of the CGU and NZI acquisition)
- The insurance profit rose to $571 million from $278 million.

A fully franked dividend of 7 cents per share will be paid on 13 October 2003 to ordinary shareholders registered on 10 September 2003. This takes the total dividend for the year to 11.5 cents per share, fully franked, a 9.5% increase on last year's dividend.

Mr Hawker said the Group continued to actively manage its exposure to equities.

"Investment returns from technical reserves, which are now wholly invested in cash and fixed interest assets, increased to $372 million from $136 million," Mr Hawker said.

"However, shareholder funds, which are substantially invested in equities, returned a loss of $120 million, including the cost of the tactical derivatives programme designed to protect the Group's capital while the fundraising for the acquisition of CGU and NZI was completed.

"Our insurance operations remains strongly capitalised, with a conservative claims reserving philosophy, a AA (stable) S&P rating and a minimum capital requirement multiple of 2.03 times for our Australian insurance operations."

Mr Hawker said the Group was on track to deliver on its strategic objectives set in May last year and had revised its operating targets for the 2003/04 financial year based on the proven strength of the combined business and expectation of continued low interest rates.

"We've completed our goal to generate domestic scale in Australia and New Zealand. Our focus for the coming year is to secure our home base and ensure it's operating very efficiently and providing excellent customer service before we commit to further acquisitive growth," Mr Hawker said.

"A key part of this focus is completing the integration of CGU and NZI this financial year. We've already locked in synergies of $54 million against our first six-month target of $21 million, and we are on track to deliver the anticipated $160 million per annum in integration synergies by June 2004.

"Also, we have a number of operational process activities underway, working to improve the way we help our customers from quote to claim, and working with the community to prevent the risk of insured events occurring in the first place.

"Based on this momentum, and our expectation of a continued low interest rate environment, we've upgraded our target group combined operating ratio to 93%-96% for the coming 12 months.

"Operating within that range should enable us to maintain an insurance margin target of 9%-12%. Ultimately, our goal remains to provide our shareholders with a top quartile shareholder return throughout the cycle."

Insurance Australia Group Limited is the holding company of Australasia's leading general insurance group which has some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance, NZI and ClearView Retirement Solutions. Insurance Australia Group companies also manufacture motor, home and some other lines of insurance for RACV in Victoria.

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
Facsimile: 02 9292 8072
iag.com.au

21 August 2003

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

IAG
Insurance
Australia
Group

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED

INVESTOR PRESENTATION–YEAR ENDED 30 JUNE 2003

Please find attached Investor Presentation Slides inclusive of speaking notes which were not included with the Investor Presentation Slides sent to you earlier this morning.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations


IAG
Financial results
Year ended 30 June 2003
Michael Hawker, Chief Executive Officer
George Venardos, Chief Financial Officer
21 August 2003
SGIO
SGIC
CGU
Insurance Australia Group Limited
ABN 60 090 739 923

Good morning. Welcome to the Insurance Australia Group FY03 results briefing.

We would appreciate it if you could keep your questions until the end of the presentation. At that time both Mike and George will be prepared to take questions from those here in the room and listening on the phones.

Copies of all the materials we are using here this morning are already on our website.

Agenda

IAG Insurance Australia Group

1.	Performance overview	Michael Hawker
2.	Capital protection & position	Michael Hawker
3.	Returns & dividend	Michael Hawker
4.	CGU/NZI performance	George Venardos
5.	Integration update	George Venardos
6.	Segment analysis	George Venardos
7.	MCR multiple	George Venardos
8.	Conclusion & questions	Michael Hawker & George Venardos

Insurance Australia Group Limited
ABN 60 090 739 923

2

Our agenda this morning has our CEO providing the overall context of our results and some higher level analysis. Our CFO will then delve into more of the detail.

Overview of performance

Michael Hawker, Chief Executive Officer

Insurance Australia Group Limited
ABN 60 090 739 923

A watershed year

IAG Insurance Australia Group

- Strengthened strategic position
- Diversified risk profile
- Improved levels of new business and customer retention
- Reduced operating costs
- Maintained a very strong balance sheet - rated AA

Insurance Australia Group Limited
ABN 60 090 739 923

4

This has been a watershed year for Insurance Australia Group.

In January 2003, we completed a transformational acquisition by buying the CGU and NZI businesses for $1.86bn thereby:

- Increasing the gross written premium (GWP) base by over 60% and adding substantial scale and a wider range of products and expertise. The affect on the FY03 GWP is 36% as only 6 months business is included in the results;
- Changed the distribution mix from less than 15% sold through third parties or intermediaries to over 45%; and
- Increased the short-tail proportion of premium to 81%.

This acquisition cemented our market leading position in both the Australian & New Zealand general insurance markets. It provides access to the full market through transitioning to a full multi-line and channel distributor.

The increased range of products and geographic spread reduced the Group's proportionate exposure to any single event or region.

Our existing business also grew with increased levels of new business and customer retention.

Ongoing focus on cost management and the incremental scale provided by CGU and NZI enabled us to reduce the quantum of our operating costs as a proportion of our total costs.

This has all been achieved on the back of a prudently stated and strongly rated balance sheet. The key rated entities in the Group have retained their Standard & Poor's AA insurer financial strength ratings with a stable outlook throughout this period of change and against a background of insurer downgrades.

Improved business performance

- Gross written premium up 45% to $5.2bn
  - Includes $1.3bn from CGU/NZI
  - 9% organic growth, including Australian policies in force growth of 5%
- Administration ratio decreased to 18.4% from 18.7%
- Combined ratio stable at 95.7% versus 95.6%
  - Integration expenses added 1%
- Improved return from investments – up $350m
- Insurance margin increased
  - To 12.3% from 8.7%
  - To $571m from $278m

Insurance Australia Group Limited
ABN 60 090 739 923

5

Meaningful comparisons at the group level with the prior year are complicated by the inclusion of CGU/NZI from January 2003.
• Gross written premium increased by 45% to $5.2bn. $1.3bn of the $1.6bn increase is from the inclusion of CGU/NZI.
The ongoing growth in policies in the market was key to policies in force growing by 5% in Australia contributing to the organic GWP growth of 9%.
• Our internal operating expenses as a percentage of net earned premium (NEP) decreased to 18.4%. Between our efforts to manage our own costs and the effect of the additional scale added by the CGU/NZI acquisition, we aim to maintain the downward trend in this ratio.
• The combined ratio (COR) increased marginally by 0.1%, but this masks a decrease in the underlying ratio as integration expenses of $45m added 1% to the ratio. This is attributable in part to the very strong performance from the newly acquired businesses.
• COR also includes 1.8% due to lower interest rates, which is more than offset by the increased value of fixed interest securities reflected in the insurance margin.
• The insurance margin also benefited from the lack of exposure to equities during another poor year for equity markets.

Overview of FY03 – a successful year

- Net profit after tax of $153m (loss of $25m in FY02) reflecting
  - Increase in the size of the business – 6 months of CGU/NZI results
  - Improved business performance
  - Reduced losses from equity markets
- Strong capital position restored on successful completion of the acquisition funding
  - Australian insurance operations MCR multiple of 2.0x
- Final dividend increased to 7.0 cents per ordinary share, fully franked

Insurance Australia Group Limited
ABN 60 090 739 923
6

The Group returned to profit in the year in spite of bearing $70m in net claims from Australia's seventh largest insured event – the Canberra bushfires - and $45m in integration costs relating to the acquisition.

A reduction in the extent of the losses on equity markets helped but the strongest driver has been the operating performance of both the existing business and the acquired CGU and NZI businesses.

Meanwhile, the Group completed its $1.9bn funding programme for the acquisition. This was completed on schedule and at a lower servicing cost than originally planned. Now that it is in place and the business is performing well, the Group is very comfortably capitalised with MCR multiples of 2.0x for the Australian general insurance operations and 1.62x on the Group's measures.

The strong performance and comfortable capital position supported the increase in the final dividend to 7.0 cents per share.

Financial results overview

Financial results/ratios	Full year ended June-01	Full year ended June-02	Full year ended June-03
Net earned premium (A$m)	$2,775	$3,195	$4,636
Underwriting profit/(loss) (A$m)	($22)	$142	$199
Total investment income (A$m)	$358	($98)	$252
Reported NPAT (A$m)	$143	($25)	$153
ROE % (Average Equity) to ordinary shareholders	5.32	(1.00)	4.70
Basic EPS (cents)	9.40	(1.78)	8.65
DPS	10.0	10.5	11.5
Group insurance ratios			
Loss ratio	80.5%	75.9%	72.5%
Expense ratio	20.3%	19.7%	23.2%
Administration expense	19.0%	18.7%	18.4%
Commission ratio	1.3%	1.0%	4.8%
Combined ratio	100.8%	95.6%	95.7%
Insurance margin (before tax)	7.6%	8.7%	12.3%
Consolidated MCR multiple	n/a	1.56	1.62
Australian insurance operations multiple	n/a	n/a	2.03
Minimum probability of sufficiency of general insurance claims reserves	>90%	>90%	>90%

Insurance Australia Group Limited
ABN 60 090 739 923

7

Net earned premium increased by 45%, in line with the increase in GWP.

Equity markets did not perform as poorly in FY03, relative to FY02 and the Group's total pre-tax return from investments increased by $350m to $252m. The FY03 figure includes costs of $68m in respect of the tactical option protection programme.

ROE for ordinary shareholders was only 4.7% as equity markets remained negative and the acquisition is still being integrated. The business has the momentum to improve this substantially as long as negative equity market returns do not negate those improvements.

Fifth consecutive half-year of underwriting profit


Insurance margin (pre-tax)
A$m
350
300
250
200
150
100
50
0
(50)
(100)
(150)
(200)
5.7
3.7%
7.8%
7.3%
8.0%
9.4%
16.1%
9.9%
102
(39)
187
(139)
129
(26)
103
4
87
37
48
105
219
71
153
128
1H00
2H00
1H01
2H01
1H02
2H02
1H03
2H03
Underwriting result
Investment return on technical reserve

Insurance Australia Group Limited
ABN 60 090 739 923

8

This chart provides a picture of the improvement in the underwriting results over the past three years, excluding the unusual or non-recurring items. There are no such adjustments to the FY03 figures.

An underwriting profit has now been delivered for five consecutive half-year periods.

The 1H03 margin of 16.1% was noted as unsustainable when we reported our results in February. Of particular relevance in comparing the two halves of FY03 is that the 1H03 underwriting profit included an expense of $80m for reduced discount rates on claims, adding 4.4% to the COR – there was only a minimal change during 2H03. The investment returns for 1H03 included the benefit of $96m from the related bond rally. The net effect on the insurance margin was about 1%. In addition, the 1H03 result was favourably affected by unprecedented dry weather conditions.

The 2H03 margin of 9.9% is within the target range of 9 – 11% announced in February, in spite of the integration expenses and the Canberra bushfires.

Further GWP growth & diversification


Gross Written Premium by class A$bn
$1.7bn
$1.8bn
$2.2bn
$2.6bn
$3.1bn
$3.6bn
$5.2bn
$6.3bn
56%
17%
26%
1%
52%
17%
30%
1%
50%
16%
28%
2%
2%
2%
51%
16%
23%
3%
4%
3%
49%
17%
19%
6%
5%
4%
47%
18%
17%
5%
4%
37%
20%
12%
4%
3%
5%
2%
34%
22%
10%
3%
5%
5%
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY03 Proforma
Motor
Home
Short-tail Commercial
Workers' Comp
CTP/Motor liability
Health
Liability
Other Short-tail

The main components of Other short-tail are: 2% other accident; 1% extended warranty; and 1% consumer credit business

Insurance Australia Group Limited
ABN 60 090 739 923

9

The key messages from this chart are:

• The gross written premium (GWP) run-rate for the Group is now $6.3bn. This is based on annualising the CGU/NZI contribution to the FY03 reported GWP of $5.2bn and excluding the health insurance business following its sale in July 2003;

• The pro-forma figure has increased from $6.0bn based on the growth experienced in both the organic and acquired portfolios;

• Short-tail GWP accounts for 81% of the total – in line with the Group's benchmark mix of 80:20 for short:long-tail; and

• The Group now has a very diversified premium mix.

Promina has now decided not to exercise its option to buy out IAG from NTI following the change in ownership of CGU, the 50% joint venture partner in this entity which provides specialist insurance to the haulage industry. This generates about $60m per annum in GWP for IAG.


Key operating ratios – margins up
IAG
Expense ratio
(and commission ratio for FY01 - FY03)
22.1%
23.9%
21.6%
19.0%
1.3%
18.7%
1.0%
18.4%
FY98 FY99 FY00 FY01 FY02 FY03
Loss ratio
87.5%
83.8%
85.9%
80.5%
75.9%
72.5%
FY98 FY99 FY00 FY01 FY02 FY03
Combined ratio
109.4%
107.7%
107.5%
100.8%
95.6%
95.7%
FY98 FY99 FY00 FY01 FY02 FY03
Insurance margin (before tax)
4.5%
3.2%
4.6%
7.6%
8.7%
12.3%
FY98 FY99 FY00 FY01 FY02 FY03
SGIO
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923
10

In recent years we have simply noted that the trends on this slide are all as desired. This is still the case for FY03 but there is an added complexity due to the change in distribution mix such that over 45% of the business is now distributed through third party intermediaries.

The premiums for intermediated business include an allowance for the incremental cost of the tailored product or distribution, which in turn is reflected in a commission payable to the intermediary.

The CGU/NZI acquisition has led to a more than four-fold increase in the total commission ratio to 4.8% in the first half-year of ownership. In view of the significance of this, it has been separately identified. The remaining component of the expense ratio is referred to as the administration ratio.

While the intermediated business increases the total expense ratio, there is a largely corresponding decrease in the loss ratio as the claims are related to a higher premium base. This effect can be seen in the loss ratio trend on the chart.

Updated operating targets

	Previous post-integration targets %	FY03 results %	Status	Revised FY04 targets %
COR - Group	96-98	95.7	✓	93-96
COR - Short-tail	94-96	93.7	✓	92-94
COR - Long-tail	105-110	102.2	✓	100-105
COR - International	92-95	95.3	In line	91-93
Insurance margin (pre-tax)	9-11	12.3	✓	9-12

- Achieved post integration targets in FY03
- Upgraded COR targets for the coming year to maintain insurance margins in context of low interest yields

Insurance Australia Group Limited
ABN 60 090 739 923
11

In February 2003 we provided COR and insurance margin targets. These were what the Group was prepared to commit to at that time for the post-integration operating levels.

In the context of:

• The momentum in organic business;

• The excellent performance of the acquired CGU/NZI business;

• The progress on integration; and last but not least

• The low interest rate environment reducing investment yields,

The COR targets for FY04 have been upgraded to support maintaining insurance margins of 9 – 12%. Returns of this order are needed to support the capital backing the business and provide a reasonable return on this to the Group's shareholders.

Investment returns improved

IAG Insurance Australia Group

Investment returns	Actual return FY02 %	Actual return FY03 %	Benchmark return FY03 %
Australian equities	(4.5)	(2.6)	(2.1)
International equities	(24.5)	(14.5)	(18.5)
New Zealand equities	-	11.9	13.3
Fixed interest	6.7	8.7	8.4
Cash	4.8	5.1	5.1
Total	**(1.4)**	**2.4**	**2.2**
Asset overlay	0.3	1.5	1.4
Total with overlay	**(1.1)**	**3.9**	**3.6**
Tactical option programme	(0.2)	(0.8)	n/a
Total (including derivatives)	**(1.3)**	**3.1**	**n/a**
Total investment return A$m	**(98)**	**252**	

Insurance Australia Group Limited
ABN 60 090 739 923

12

Turning now to investment returns ...

Our asset managers, both internally and externally, combined to deliver 20 basis points of active return – 2.4% versus benchmark of 2.2%. This included positive active returns on the externally managed international equities and some negative active return on externally managed Australian and New Zealand equities.

The return of 2.4% in FY03 is a much more favourable outcome than the loss of 1.4% in FY02, but disappointing in the context of reasonable returns from equities.

The asset overlay refers to the swap in place for part of the year whereby the index return on a physical exposure to equities was swapped with a bond index return pending the sell-down of the remaining equities within the technical reserves portfolio.

The tactical options programme cost us 80 basis points in total return. As previously announced to the market, this equates to approximately 2.5% of the shareholders' funds. This needs to be viewed in the context of this programme's role in the Group's capital protection.

Capital carefully protected during a difficult period

- Loss of $120m on shareholders' funds includes the $68m cost of the tactical protection programme
- Tactical protection programme undertaken to protect capital in the context of:
  - Being thinly capitalised during completion of the CGU/NZI acquisition funding
  - Protracted equity market weakness
  - $70m net claims expense from the Canberra bushfires
  - Increased equity market volatility – Bali bombing, Iraq conflict, SARs
  - Bearing net integration expenses of over $40m in 2H03
- Reducing level of protection as these issues recede

Insurance Australia Group Limited
ABN 60 090 739 923
13

The total loss on shareholders' funds for the period was $120m, including $68m for the tactical protection programme.

As previously advised, the Group initiated a programme in June 2002 to protect its shareholders' funds from some extreme movements in equity markets – the collars programme. The programme was re-vamped in the quarter to March 2003 to include "in the money" puts and calls. This was considered appropriate by the company to ensure that the Group's capital did not fall below tolerable levels while the funding for the CGU/NZI acquisition was being completed and to try to minimise the risk of a reported loss for 2H03.

Factors considered included:

• The exposure to protracted equity market weakness;

• The Canberra bushfires so early in 2H03 and the exposure to further such events;

• The global uncertainty around terrorism, the Iraq conflict and SARs;

• The integration expenses to be borne in 2H03; and

• The cost of the programme versus the capital security it provided.

Whilst hindsight shows a net cost of $68m for the programme, it was the right thing to do at the time.

Now that:

• The funding is complete and the capital position is strong; and

• The operations and integration are going well

The Group has begun to reduce the extent of the programme.

Updated investment sensitivities

IAG Insurance Australia Group

Sensitivity on net profit before tax	Change in assumption	Combined Group 30-Jun-03	Combined Group mid-August 2003
	%	A$m	A$m
Equity market values:			
Australian equities	+1%	11.2	16.5
International equities	+1%	3.9	4.3
New Zealand equities	+1%	0.6	0.6
Interest rates			
Investment returns	-1% or 100 bpts change in interest rates	141.7	166.4
Outstanding claims	-1% change in net discount rate	(145.7)	(142.6)

- Equity market sensitivity moderated in FY03 by tactical option protections – now returning to being close to linear with market
- Exposure on bond values continues to be largely immunised by adjustments to outstanding claims reserves – although base now larger with CGU/NZI included

Insurance Australia Group Limited
ABN 60 090 739 923

14

The Group did not renew some expiring tranches of options in June 2003 and announced updated sensitivities to the market in early July. Earlier this month, further derivative positions were liquidated. As this has changed the sensitivities, we have provided updated sensitivities for the current position. The equity market exposures are now largely linear with the market movements.

The Group holds a general philosophy of matching the expected cash flow pattern of its claims liabilities with the duration of its technical reserve investment portfolio. This has remained constant for some time. This approach is also applied to the ultimate expected development of unearned premium. However, for a period during 2003, the Group's reserves for unearned premium were invested in shorter duration investments. As this is the assumption implicit in the accounting treatment of unearned premium (ie no discounting of the liability) this had the effect of reducing the difference between the investment and claims sensitivities to interest rate movements.

Since balance date the Group has again invested the unearned premium reserves more in line with the expected claims development and thus the investment sensitivity has reverted to being notably larger than the claims sensitivity.

Strongly capitalised

IAG Insurance Australia Group

- Approach to capital unchanged
  - Risk of ruin of 1 in 750 years
  - An 'AA' category rating – currently AA (Outlook stable)
  - Group MCR multiple in 1.35x – 1.65x range, now at 1.62x
- Minimum probability of sufficiency of 90% retained for claims reserves
- Strengthened risk margins in claims reserves
- Maximum net event loss within reinsurance programme is $70m as at 30 June 2003
- Mix of capital for rating agency purposes now at target
- High quality, liquid investment portfolio

Insurance Australia Group Limited
ABN 60 090 739 923
15

The Group has continued to model its economic capital around three key measures:

- Risk of ruin of 1 in 750 years
- An 'AA' category rating
- Group MCR multiple in 1.35x – 1.65x range, now at 1.62x

The MCR multiple range was set by working back from our analysis of our appropriate economic capital. George will refer to this in more detail.

A minimum probability of sufficiency of 90% has been retained for claims reserves. The risk margins in the claims reserves, ie how we reach the probability of 90%, have also been increased.

We believe we are conservative in how we determine this. The most recent evidence of this was a comparison of our data with APRA published data on the risk margins inherent in reserves by line of business in the Australian industry.

The maximum net event loss within our reinsurance programme is currently $70m, or less than 1.5% of net earned premium (NEP). We have also increased our cover for hail and wind in the light of modelling which indicated the market exposure in Sydney could quite easily be considerably larger than the damage caused by the April 1999 hailstorm.

The capital mix for rating agency purposes is now at target.

We hold a high quality, liquid investment portfolio. Over 82% of our fixed interest portfolio is graded AAA and only 2% at A, the minimum rating we accept. In terms of liquidity, over 99% of our total investments are classified as liquid.

Return on equity to improve


Actual and Normalised ROE
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
-
(2.0%)
Target minimum of 13%
3.3%
3.3%
7.7%
10.4%
10.4%
5.7%
11.0%
11.0%
7.1%
5.3%
5.3%
10.9%
(1.0%)
(1.2%)
13.3%
4.4%
4.7%
11.0%
12.1%
1.1%
Integration expense of $45m
FY98
FY99
FY00
FY01
FY02
FY03
ROE (Actual) attributable to all shareholders
ROE (Actual) attributable to ordinary shareholders
ROE (Normalised)

Note:

1. FY98-FY01 normalised ROE uses 8% return on technical reserves & 11.5% on shareholders' funds, both pre-tax.
2. FY02-FY03 normalised ROE uses 6% return on technical reserves & 7.4% on shareholders' funds, both pre-tax.

Insurance Australia Group Limited
ABN 60 090 739 923

16

The Group's reported ROE for all shareholders – as shown on the green bars - is 4.4%.

As the holders of the Group's reset preference shares (RPS) do not have access to the returns beyond their fixed dividend, an ROE for ordinary shareholders has been separately calculated and is shown in the grey bar. As the first RPS issue occurred in 2002, there is no difference between the first two bars for periods prior to FY02.

The final set of bars is how the Group measures its performance for dividend calculation purposes. It is also useful as a means to identify the underlying trends in operating performance.

The investment assumptions used for this purpose have not changed in FY03.

Not achieving the lower end of the target range of 13 – 15% for the year can be attributed to:

• yet another year of poor equity market returns; and

• the expanded capital base to support the CGU/NZI acquisition which is not yet servicing the capital during the integration process and yet another year of poor equity market returns. However, the Group remains confident that this acquisition will be substantially accretive for shareholders.

Dividend increased

IAG
Insurance Australia Group

- Normalised earnings up 8% to $343m
- Final dividend of 7c per share, fully franked
  - Payable on 13 October 2003 (record date 10 September)
- Total dividend for FY03 of 11.5c per share
  - Up 9.5% from last year
- Dividend reinvestment plan ('DRP') will operate
  - Price will be based on a 10 day VWAP
    - ➢Calculated as per the DRP terms, with no discount
    - ➢Pricing period commences on 15 September 2003

Insurance Australia Group Limited
ABN 60 090 739 923
17

The strong performance of the underlying operations, the Group's healthy capital position and the confidence in the benefits to be delivered from the CGU/NZI acquisition led to the Directors resolving to increase the final dividend per ordinary share to 7.0 cent per share, fully franked – up from 6.0 cents last year.

The dividend is to be paid on 13 October 2003

This brings the total ordinary dividend per share for 2003 to 11.5 cents, relative to 10.5 cents for 2002.

The company's dividend reinvestment plan (DRP), which was first implemented for the 2003 interim dividend, will be operational for the final dividend. DRP shares will be allocated based on a 10 day volume weighted average price (VWAP) calculated in accordance with the DRP terms. The pricing period will commence on 15 September.

Conclusion

- A watershed year for the Group
- Continued improvement in overall operating performance
- Good organic growth in policy numbers
- Newly acquired businesses performing very well
- Administration ratio continuing to trend down
- Strongly capitalised following completion of the acquisition funding
- Increased dividend

Insurance Australia Group Limited
ABN 60 090 739 923

18

Before handing over to George to provide some more detailed analysis, I'd like to summarise as follows:

•A watershed year for the Group

•Continued improvement in overall operating performance

•Good organic growth in policy numbers

•Newly acquired businesses performing very well

•Administration ratio continuing to trend down

•Strongly capitalised following completion of the acquisition funding

•Increased dividend

Areas to be covered in more detail

- CGU/NZI performance
- Integration update
- Segment analysis
- MCR multiple

Insurance Australia Group Limited
ABN 60 090 739 923
19

Thank you.

I will now provide some information on the CGU/NZI standalone performance before providing some analysis on the performance of the business segments.

I will finish with some commentary on the MCR multiples.

CGU/NZI performing strongly

IAG Insurance Australia Group

CGU/NZI insurance result	Actual	Business case
Gross written premium	A$1,291m	A$1,125m
Net earned premium	A$1,023m	A$972m
Combined ratio	91.5%	98.3%
Contribution to group NPBT [1]	A$88m	n/a

[1] Stated after allowing for goodwill amortisation, integration expenses and borrowing costs associated with the acquisition

- The acquired CGU/NZI business out-performed the initial business case on all key measures for 2H03

Insurance Australia Group Limited
ABN 60 090 739 923

20

I would like to start by covering the consolidated results of CGU/NZI before reviewing our segments which include CGU/NZI from 2 January 2003.

The acquired businesses have outperformed every measure used to support the price in our business case prepared last October. For 2H03 the business has delivered the performance that we were hoping to see post the delivery of integration synergies in the year to 30 June 2005.

Domestic GWP for 2H03 was 57% of the 2002 calendar year figures and 10% higher than the prior year comparative.

The actuals for 2H03 are also 15% ahead of our business case, which factored in a slowing of growth and made a conservative assumption on the level of customers leaving the business due to the change of ownership.

Despite the Canberra bushfires during January, the domestic loss ratio 2H03 was 9% better than plan. The overall the COR is around 7% better than plan, predominantly due to benign weather conditions.

Since the date of acquisition, 18 new financial intermediaries have signed with the Group. Most of these new business partners are regional or industry based credit unions.

The NZI broker business in New Zealand achieved a level of growth that is 17.7% ahead of the prior comparative period. The transition to the NZI brand for broker business in New Zealand has been successful with no discernable leakage from the customer base.

Overall the result is well ahead of our expectations with a contribution of $88m to NPBT for the half.

Integration progressing well

IAG Insurance Australia Group

- Integration programme in the synergy realisation phase
  - All synergies in business plans and budgets
- Synergies of $54m per annum were in place by 30 June 2003
  - Ahead of target of $21m for 2H03
- $160m annual sustainable benefits to be delivered slightly ahead of schedule during 2H04

Insurance Australia Group Limited
ABN 60 090 739 923

21

The $160m that we promised at the time of the acquisition and confirmed at the June strategy day has been factored into our budgets and plans for 2004 and 2005.

At 30 June 2003 we had $54m of sustainable benefits realised and in our run rate. This result is $33m ahead of our original plans.

We will continue to track the $160m of sustainable run rate benefits promised at the time of the acquisition. Any benefits that are additional to this $160m will be reported as business as usual.

Turning to the revised schedule for delivery of benefits in 2004 ...

Updated synergy realisation timeframe

IAG Insurance Australia Group

Synergy realisation schedule	2H03 Estimated	2H03 Actual	1H04 Estimated	2H04 Estimated
All amounts are pre-tax	A$m	A$m	A$m	A$m
Cumulative run-rate per annum				
Personal lines	6	15	49	70
Commercial	4	14	20	35
IT, shared services & overheads	8	13	25	35
Australia sub-total	18	42	94	140
International - New Zealand	3	12	17	20
Total synergies in run-rate	21	54	111	160
Reported income statement				
Synergy benefits collected	7	9	38	74
Costs of implementation expensed	(49)	(45)	(40)	(12)
Net impact on pre-tax profit for period	(42)	(36)	(2)	62

- Implementation cost unchanged at $145m - $12m less capitalised
- $13m increase in benefits expected in FY04 profit

Insurance Australia Group Limited
ABN 60 090 739 923

22

This slide sets out our performance against target for the period to June 2003 and restates our deliverables out to 30 June 2004.

There are a number of important differences to note firstly we expected to capitalise $60m of total integration costs of $145m within the accounting standards. Only $48m of the costs incurred actually qualify for that treatment.

We have not changed the total cost of the project of $145m.

As a result, $12m more than the $85m we originally planned will be expensed over the life of the project.

The impact on reported profits in 2004 is immaterial because the extra expense will be offset by the acceleration of the realisation of benefits. We originally forecast $63m of P&L benefit for FY04. We now expect $60m – a difference of $3m in pre tax profit for the year.

Synergy realisation schedule	2H03	1H04	2H04
	A$m	A$m	A$m
Cumulative run-rate per annum			
Personal lines	6	41	75
Commercial	4	14	30
IT, shared services & overheads	8	26	35
Australia sub-total	18	81	140
International - New Zealand	3	16	20
Total synergies in run-rate	21	97	160
Reported income statement			
Synergy benefits collected	7	31	68
Costs of implementation expensed	(49)	(28)	(8)
Net impact on profit for period	(43)	3	60

Domestic short-tail ratios

IAG Insurance Australia Group


Combined ratio
120.0%
115.0%
110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
109.8%
112.2%
106.1%
98.4%
95.5%
93.7%
FY98
FY99
FY00
FY01
FY02
FY03


Insurance margin (before tax)
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
-6.0%
-7.0%
-8.0%
(3.7%)
(7.9%)
(1.7%)
4.4%
6.2%
9.2%
FY98
FY99
FY00
FY01
FY02
FY03

- New COR target of 92 – 94% for FY04

Insurance Australia Group Limited
ABN 60 090 739 923

23

This is the fourth consecutive year of improvement in our short tail COR down from a high of 112.2% in 1999 to 93.7% for 2003.

A number of initiatives continued to improve our results in the 2H03. The national theft reduction programme, improved geographic diversification and benign weather were instrumental in enabling us to deliver a COR of 93.7% which is ahead of our target for the period.

The major contributors were the CGU commercial portfolio, the performance of the large motor books in NSW and Victoria and the Victorian home portfolio.

The improvement in our insurance margin has continued during a year of reducing interest rates. Whilst yields remain low it will be difficult for us to continue this rate of improvement. We are more likely to stabilise in the zone of 8% - 11% for our short tail business going forward.

Domestic short-tail performance

IAG Insurance Australia Group

Domestic short-tail	Full year ended June-01	Full year ended June-02	Full year ended June-03
	A$m	A$m	A$m
Gross written premium	2,183	2,357	3,415
Gross earned premium	2,097	2,266	3,222
Net premium revenue	1,988	2,125	3,031
Underwriting profit	31	97	192
Investment income on technical reserves (2)	56	34	88
Insurance profit	87	131	280
Insurance ratios			
Loss ratio	77.6%	74.1%	68.7%
Expense ratio (1)	20.7%	21.4%	25.0%
Administration ratio	20.5%	21.1%	20.8%
Commission ratio	0.3%	0.3%	4.2%
Combined ratio	98.3%	95.5%	93.7%
Insurance margin (before tax)	4.4%	6.2%	9.2%

Note: *(1) Includes integration expenses of $37m.*
(2) Yield of 8% on technical reserves.

Insurance Australia Group Limited
ABN 60 090 739 923

24

GWP growth for the year of 45% includes 7.5% organic growth with the balance reflecting the inclusion of the CGU businesses in 2H03.

This organic growth is primarily due to strong retention rates in the key books of NSW motor, Vic motor and NSW home and new business growth primarily in home and commercial.

The underlying COR for FY03 was 92.0%, excluding the integration expense of $37m and the underwriting loss of $16m from the (now sold) health business

Delivering the short-tail synergy benefits and continuing to improve the administration expense ratio will ensure delivery of the FY04 COR target when the El Niño affect recedes in FY04 .

Substantial progress has been made on integration of the commercial short-tail business management and underwriting.

An important element of the sustainability of this result is the continued good performance of the CGU commercial book which performed well ahead of target in the 2H03. It also had a very solid June renewal period.

In summary we have seen progress across all areas of the business with initiatives around claims leakage, claims management, customer service, underwriting and procurement all delivering substantial improvement in the old IAG portfolio.

We are focused on the integration for the next 12 months, which will position the business to take advantage of its scale and strong distribution base to improve the level of sustainable results in the years ahead.

I was particularly pleased to see that we could absorb $50m of claims for the Canberra bushfires, $37m of integration costs and a $16m underwriting loss from our health business and still produce a result ahead of our post integration target range.

Domestic long-tail ratios


Combined ratio
120.0%
115.0%
110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
115.4%
90.0%
106.4%
95.5%
95.4%
102.2%
FY98
FY99
FY00
FY01
FY02
FY03
Insurance margin (before tax)
40.0%
30.0%
20.0%
10.0%
0.0%
21.8%
36.1%
27.9%
30.9%
16.5%
25.2%
FY98
FY99
FY00
FY01
FY02
FY03

- New target COR of 100 – 105% for FY04

Insurance Australia Group Limited
ABN 60 090 739 923
25

The long tail COR is up on last year but well within our new target zone of a COR of 100 to 105%.

The important thing to note is that the loss ratio was increased by $87m or 9% due to the reduction in market discount rates during the year.

Obviously we made up for this adjustment in the performance of our fixed interest portfolio which helped us deliver an insurance margin of 25.2% up from 16.5% last year. The absence of any equity exposure in the technical reserves also assisted the relative improvement in technical reserves performance.

The continued stability of NSW CTP, ACT CTP and workers' compensation in Western Australia has once again underpinned the sustainability of our long tail results.

With the addition of the CGU portfolio, the Group has diversified with an increased exposure to the liability classes, mainly professional risks and public liability, although the liability classes still only constitute 6% of total premiums.

Domestic long-tail – performance

Domestic long-tail	Full year ended June-01 A$m	Full year ended June-02 A$m	Full year ended June-03 A$m
Gross written premium	788	811	1,049
Gross earned premium	718	817	1,019
Net premium revenue	618	729	982
Underwriting profit	28	33	(22)
Investment income on technical reserves (2)	163	87	269
Insurance profit	191	120	247
Profit from fee based businesses	-	11	5
Total long-tail result	191	131	252
Insurance ratios			
Loss ratio	82.2%	83.5%	87.4%
Expense ratio (1)	13.3%	11.9%	14.8%
Administration expense ratio	12.4%	11.2%	11.4%
Commission ratio	0.9%	0.7%	3.4%
Combined ratio	95.5%	95.4%	102.2%
Insurance margin (before tax)	30.9%	16.5%	25.2%

Note: *(1) Includes integration expenses of $3m*
(2) Yield of 8% on Technical Reserves

Insurance Australia Group Limited
ABN 60 090 739 923

26

GWP grew by 29% relative to FY02 including organic growth of 7%, with the balance generated by the inclusion of the CGU business in 2H03.

NSW CTP is the largest product in this portfolio. Market share was up slightly to 40.9% at 30 June 2003. Policies in force were up by 5%, in line with market growth. Penetration of the NSW motor book to target the better risk segments continued.

Effective 1 July 2003, the Group increased its rates for NSW CTP for the first time since October 2001. The 5% rate increase is essentially to offset the reduction in interest rates and increased reinsurance costs.

Market shares in workers' compensation are up nationally with the inclusion of the CGU and Zurich portfolios. The WA workers' compensation scheme continues to perform well with claims frequency down by 28% since the introduction of the 1999 reforms.

Leveraging the CGU distribution network to cross sell more workers' compensation into the CGU commercial portfolio is seen as a profitable source of future growth. The liability classes were profitable in 2003, which reflects the capabilities acquired with the CGU business. The group is still a small participant in the total public liability market with a skew to the SME segment.

Market share in QLD CTP increased from 1.1% to 1.6%. The QLD scheme continues to deteriorate. In our view the scheme is not sustainable in its current form.

Commutation of the inwards reinsurance run-off continues. The net effect this year was to reduce the group's reserves on this portfolio by 50%.

The ongoing stability of the NSW and ACT CTP and WA workers' compensation and improved stability in the commercial market gives us confidence that we can sustainability produce results in the 100% to 105% COR target range for 2004.

International performance

International operations	Full year ended June-01	Full year ended June-02	Full year ended June-03
	A$m	A$m	A$m
Gross written premium	139	390	685
Gross earned premium	122	365	644
Net premium revenue	110	341	623
Underwriting profit/(loss)	(7)	12	29
Investment income on technical reserves	1	15	15
Insurance profit/(loss)	(6)	27	44
Insurance ratios			
Loss ratio	65.9%	71.0%	67.9%
Expense ratio(1)	40.8%	25.5%	27.4%
Administration ratio	35.9%	20.0%	18.4%
Commission ratio	4.9%	5.5%	9.0%
Combined ratio	106.7%	96.5%	95.3%
Insurance margin (before tax)	(5.4%)	7.9%	7.1%

Note: (1) Includes integration expenses of $5m

The international segment incorporates State Insurance, NZI and the Group's Captive operations in Ireland. GWP has grown by 76% of which 20% was organic (including the effect of currency movements) and the balance is the inclusion of the NZI business for 2H03. The organic growth is spread across all portfolios. This level of organic growth is unlikely to be achieved going forward. We still expect to exceed 10% in 2004.

The COR for the NZ business is solid at 94.3% for 2H03, reflecting the improvements in the State business, acquired in 2001, including enhanced management processes, digital remote assessing for motor claims and centralised call centres. The COR for the segment of 95.3% includes $5m for integration expenses and $20m of losses from the Canberra bushfires incurred by the captive.

The direct channel continues to produce strong profitable growth with improved underwriting results and increased market share.

Continued focus on expense management delivered a lower expense ratio and a COR of 90.6% for the direct business for 2003.

All indirect business is now sold via the NZI brand. This change has been very well accepted in the New Zealand market.

Arrangements with Corporate partners were successfully renegotiated during the year generating an improved contribution from this channel.

We expect the indirect business to continue to grow with NZI cementing a market leading position across the broker channel in the New Zealand market.

During 2004 we expect the roll out of the integration and the benefits of the improved systems and business model in New Zealand will enable the segment to operate in the range of a COR 91% to 93% with insurance margins in the range of 8% to 11%.

Retirement Services

ClearView Retirement Solutions	Full year ended June-01 A$m	Full year ended June-02 A$m	Full year ended June-03 A$m	Variance A$m
Net profit before statutory fund and income tax	20	(6)	2	8
Funds under management	1,282	1,246	1,182	(64)
Life embedded value	185	215	200	(15)

Note: $30m in dividends paid out of the Life company

- ClearView results impacted by investment market sentiment
- Achieved increased FUM in ClearView investment options during FY03 - from $85m to $212m
- Continued strong performance from the life risk portfolio
- Total FUM reduced by $64m

Insurance Australia Group Limited
ABN 60 090 739 923

28

The operating environment for the retirement incomes market has been extremely difficult in 2003.

In the year to March 2003 overall FUM for the industry had decreased by 2%. Improved share market conditions in the last quarter of 2003 saw a change to net inflows generating a 4% increase in the year to June 2003.

The poor equity market returns and low yields from superannuation investments had an adverse effect on the ClearView business during the year by delaying retirement for a large number of customers in our target segment in NSW.

Overall our ClearView investment products increased FUM during the year from $85m to $212m.

The life risk business continued to produce healthy profits, up 51% on 2002 with retention levels maintained at above 90%.

Overall FUM declined by $64m or 5% during the year. Net redemptions accounted for $33m and the balance is attributable to poor investment markets.

The Life company paid a dividend of $30m during the year. After paying that dividend the embedded value of the Life company reduced by $15m down from $215m to $200m. The value added from new business for the year was $3m.

MCR multiple

Coverage of regulatory capital requirements	IAG Group 30-Jun-03	Insurance Australia 30-Jun-03
	A$m	A$m
Tier 1 capital		
Paid-up ordinary shares	3,434	885
Hybrid equity	539	-
Reserve	(2)	-
Retained earnings	(396)	2,555
Excess technical provisions (net of tax)	352	327
Less: deductions	(1,838)	(1,456)
	2,089	2,311
Tier 2 capital		
Term subordinated notes	657	657
Capital base	2,746	2,968
Minimum capital requirements (MCR):		
Australian general insurance businesses	1,392	1,460
International insurance businesses	136	-
Other businesses	165	-
Minimum capital requirements	1,693	1,460
MCR multiple	1.62x	2.03x

Insurance Australia Group Limited
ABN 60 090 739 923

29

When APRA first published their MCR guidelines we took the view that the rules should be applied to our total business and the MCR multiple should be used to express our desired range of economic capital.

Our group consolidated MCR approach takes account of our stated objective to maintain an AA rating with allowances for our life business, operational risk and our overseas businesses.

We published this number as the best solvency guide for investors.

We also expected that APRA would introduce standards requiring all Australian regulated entities to publish something similar, which would allow investors to understand the relative strength of industry participants. Unfortunately APRA have not published their guidelines for groups and are not expected to do so in the near future.

Since then, we have reviewed the MCR multiples published by our competitors, which are regularly compared to our group consolidated MCR multiple.

For comparative purposes we have published our equivalent Australian insurance MCR and have only included eligible capital under the current APRA guidelines. As you can see the apples with apples comparison is 2.03 times.

I would also like to highlight the increase in our excess technical provisions, being reserves above the APRA requirement of a POS of 75%, in 2H03 from $175m to $352m at 30 June 2003.

This movement of $177m, (or $252m pre tax) is attributable to reserve strengthening during the last 6 months to move our correlations to the top end of international benchmarks, and a general strengthening of prudential margins.

FY04 outlook

IAG

- Consider organic growth of 7 – 9% achievable
  - Continued robust economy/GDP growth
  - Moderate premium rate increases reflecting claims inflation
- Focused on organic growth and improved efficiency
- Upgraded COR targets for FY04 to maintain insurance margins in 9 – 12% range
- Well positioned to deliver improved and more stable returns if equity markets no longer negative

Insurance Australia Group Limited
ABN 60 090 739 923

30

In terms of short-term outlook:

• The Group's view on organic growth for FY04 is unchanged since February when we said we expected 8 – 10% in the short-term, reducing to 7 – 9% after that. This is based on continued economic growth in Australia and New Zealand generating growth in the market and allowing for moderate premium increases to cover claims inflation now that market rates are now reaching appropriate levels to cover the risks in most classes. Indeed, within our core NSW motor portfolio, average premiums have risen by less than 2% over the last year.

• The Group is very focused on bedding down the acquisitions and improving its performance and service delivery. The Group's recent performance demonstrates that the Group has the capacity to do this.

• The Group COR target for FY04 has been reduced to 93 – 96%. Delivery to these targets in a low interest rate environment is necessary to achieve insurance margins in the 9 – 12% range.

• In turn, delivery of these margins, combined with reasonably equity market performance, should generate reasonable returns to shareholders and facilitate delivery of the Group's goal of providing top quartile shareholder return.

Platform for ongoing value delivery

- Business now has scale and momentum
- Supported by robust capital and risk management
- Customer focus being enhanced to improve service and loyalty
- Technology transformation to deliver step change in value in 2 – 3 years
- Our people and culture being developed to provide long-term value for the Group
- Recognise the Group's role in the community & environment

Insurance Australia Group Limited
ABN 60 090 739 923

Work is also proceeding on ensuring that the business is positioned for ongoing value delivery.

It has the scale and momentum and strong capital backing – all supported by robust risk management practices – but these must all be maintained and leveraged.

Insurance in many ways is a commodity – and it is also the sale of a promise – so service quality at every contact has the capacity to be a key differentiator. We have a history of performing strongly in this area but we want to ensure that we maintain an edge over our competition.

With over 10m policies and vast amounts of data on rating and claims, technology is a key enabler. Our technology platform is very complex, which is not surprising given the history of acquisitions. We have initiated a technology transformation programme aimed at better aligning the technology systems and services to support the business into the future. Some changes have already been delivered, but we expect a step-change in two to three years.

We have over 11,000 people who deliver for our customers every day. Supporting them is crucial to the success of the business, both today and in the future.

As Australia and New Zealand's largest general insurers, we have obligations to the community and have information that can assist the community in managing its insurable risks, both now and for the future. We recognise this and are committed to working with the relevant stakeholders to play our part in improving the future of the communities in which we operate.


Questions
Insurance Australia Group Limited
ABN 60 090 739 923

1 September 2003

MEDIA STATEMENT

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
iag.com.au

IAG announces changes to Board processes and composition

Insurance Australia Group Limited Chairman, Mr James Strong, today announced Insurance Australia Group's Board had reviewed and improved a number of important Board processes as part of decisions taken within a comprehensive Board review.

Mr Strong said whilst Insurance Australia Group had built up appropriate governance processes over time, these latest decisions ensured practices remained in line with current developments.

"We've decided to move towards more formal procedures relating to Directors' terms of office based upon formal letters of appointment, regular reviews of performance, and a standard tenure of around two full three-year terms or approximately seven years as consistent with recent recommendations, with any further extension by invitation of the Board," Mr Strong said.

"The Board has also decided to freeze accrued retirement benefits for existing Board members and discontinue such benefits for new Directors in accordance with guidelines issued in the ASX Corporate Governance Principles."

Mr Strong said, following an independent review, the Board had adopted a new schedule of fees for Directors within the total pool allocated for Directors' fees. The Chairman's base fee will increase from $220,000 to $300,000 per annum including Committee fees and the base fee of a Director will increase from $70,000 to $100,000 per annum.

Referring to the composition of the Board, Mr Strong said Mrs Maree Callaghan and Mrs Mary Easson had advised they did not intend to stand for re-election at the November AGM and would retire effective from 1 September 2003. The Board would be reduced from ten to eight Directors.

Mrs Maree Callaghan has a total period of around ten years with the insurance group and Mrs Mary Easson's service with the insurance group would have taken her beyond seven years if she completed another term of office.

Both Directors said they had been involved during a very challenging and important period for the insurance group.

"We take considerable satisfaction from the enormous changes and improvements in

Media Relations		Investor Relations	
Name	Carolyn McCann	Name	Anne O'Driscoll
Telephone	(02) 9292 9557	Telephone	(02) 9292 3169
Mobile	0411 014 126	Mobile	

Insurance Australia Group over the past two years, culminating in a very successful operation which today is the largest general insurance business in both Australia and New Zealand," Mrs Easson and Mrs Callaghan said.

"With the huge progress made and clear direction established for the future, we both feel this is an appropriate time for us to leave. We wish the Board and the Group management every success for the future."

Mr Strong thanked the Directors for their efforts at Insurance Australia Group.

"Mary and Maree have played a very constructive role with all members of the Board in establishing Insurance Australia Group as a stable and sound insurance group by very strategic moves over the past two years," Mr Strong said.

On retiring Mrs Easson receives a benefit of $276,115 and Mrs Callaghan receives a benefit of $269,008, inclusive of their company-funded superannuation entitlements.

Mr Strong said that in accordance with normal practice, the Chairman and Board would report to shareholders both via the annual report and at the AGM scheduled for 12 November 2003 in Sydney.

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
Facsimile: 02 9292 8072
iag.com.au

21 August 2003

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

IAG
Insurance
Australia
Group

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED

FINANCIAL RESULTS –YEAR ENDED 30 JUNE 2003

Attached for immediate release to the market is Insurance Australia Group Limited's Appendix 4E – Preliminary Financial Report 30 June 2003.

The documents below will follow and be lodged separately:

1. Media Release
2. Investor Report – 30 June 2003
3. Investor Presentation Slides

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

PRELIMINARY FINAL REPORT 30 JUNE 2003

APPENDIX 4E (ASX listing rules 4.3A)

CONTENTS

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2003

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	Up/down	%	$m
Revenue from ordinary activities	Up	39.7%	5,780
Profit from ordinary activities after tax attributable to members	Up	N/A	153
Net profit attributable to shareholders of Insurance Australia Group Limited	Up	N/A	153

Dividends – ordinary shares	Amount per security	Franked amount per security
Final dividend	7.0 cents	7.0 cents
Interim dividend	4.5 cents	4.5 cents

The record date of the dividend is 10 September 2003. The dividend will be paid on 13 October 2003. The last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan is 10 September 2003.

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2003

APPENDIX 4E COMPLIANCE MATRIX

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
1. Details of the reporting period and the previous corresponding period.	All financial data headings		
2. Key information in relation to the following. This information must be identified as "Results for announcement to the market". 2.1 The amount and percentage change up or down from the previous corresponding period of revenue from ordinary activities. 2.2 The amount and percentage change up or down from the previous corresponding period of profit (loss) from ordinary activities after tax attributable to members. 2.3 The amount and percentage change up or down from the previous corresponding period of net profit (loss) for the period attributable to members. 2.4 The amount per security and franked amount per security of final and interim dividends or a statement that it is not proposed to pay dividends. 2.5 The record date for determining entitlements to the dividends (if any). A brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.	"Results for announcement to the market" page 1 Appendix 4E		
3. A statement of financial performance together with notes to the statement, prepared in compliance with AASB 1018 or the equivalent foreign accounting standard.	Attachment A: Financial report 30 June 2003: • Statement of financial performance • Notes to the financial statements - Summary of significant accounting policies - Revenue - Result from life insurance operation - Profit from ordinary activities before income tax - Analysis of total expenses - Claims expense - Individually significant items - Income tax	 P.10 P.13 P.22 P.23 P.23 P.23 P.24 P.25 P.25	 Note 1 Note 3 Note 4 Note 5 Note 6 Note 7 Note 8 Note 9
4. A statement of financial position together with notes to the statement. The statement of financial position may be condensed but must report as line items each significant class of asset, liability, and equity element with appropriate sub-totals.	Attachment A: Financial report 30 June 2003: • Statement of financial position • Notes to the financial statements - Current assets – receivables - Current assets – investments - Current assets – current tax assets - Current assets – other - Non-current assets – receivables	 P.11 P.30 P.30 P.31 P.31 P.31	 Note 14 Note 15 Note 16 Note 17 Note 18

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2003

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
(4. Continued)	- Non-current assets – investments	P.31	Note 19
	- Non-current assets – plant and equipment	P.32	Note 20
	- Non-current assets – deferred tax assets	P.32	Note 21
	- Non-current assets – intangible assets	P.32	Note 22
	- Non-current assets – other	P.32	Note 23
	- Current liabilities – payables	P.33	Note 24
	- Current liabilities – interest-bearing liabilities	P.33	Note 25
	- Current liabilities – current tax liabilities	P.33	Note 26
	- Current liabilities – provisions	P.33	Note 27
	- Outstanding claims	P.33	Note 28
	- Non-current liabilities – interest-bearing liabilities	P.34	Note 29
	- Non-current liabilities – deferred tax liabilities	P.34	Note 30
	- Non-current liabilities – provisions	P.34	Note 31
	- Contributed equity	P.35	Note 32
5. A statement of cash flows together with notes to the statement. The statement of cash flows may be condensed but must report as line items each significant form of cash flow and comply with the disclosure requirements of AASB 1026 Statement of Cash Flows, or for foreign entities, the equivalent foreign accounting standard.	Attachment A: Financial report 30 June 2003: • Statement of cash flows • Notes to the financial statements - Reconciliation to net cash provided by operating activities to profit from ordinary activities after income tax - Reconciliation of cash	 P.12 P.39 P.40	 Note 36 Note 37
6. Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable and (if known) the amount per security of foreign sourced dividend or distribution.	Attachment A: Financial report 30 June 2003: • Notes to the financial statements - Dividends and dividend franking account	P.26	Note 10
7. Details of any dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan.	Attachment A: Financial report 30 June 2003: • Notes to the financial statements - Contributed equity - Dividend and dividend franking account	P.35 P.26	Note 32 Note 10
8. A statement of retained earnings showing movements.	Attachment A: Financial report 30 June 2003: • Notes to the financial statements - Retained profits / accumulated losses	P.36	Note 33
9. Net tangible assets per security with the comparative figure for the previous corresponding period.	Attachment A: Financial report 30 June 2003: • Notes to the financial statements - Net tangible assets	P.62	Note 54
10. Details of entities over which control has been gained or lost during the period, including the following. 10.1 Name of the entity. 10.2 The date of the gain or loss of control.	Attachment A: Financial report 30 June 2003: • Notes to the financial statements - Business acquired - Business disposed	P.40 P.42	Note 38 Note 39

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2003

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
(10. Continued) 10.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	Attachment A: Financial report 30 June 2003: • Notes to the financial statements - Business acquired - Business disposed	P.40 P.42	Note 38 Note 39
11. Details of associates and joint venture entities including the following. 11.1 Name of the associate or joint venture entity. 11.2 Details of the reporting entity's percentage holding in each of these entities. 11.3 Where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.	Attachment A: Financial report 30 June 2003: • Notes to the financial statements - Details of controlled entities and joint ventures	P.47	Note 44
12. Any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position.	Attachment A: Financial report 30 June 2003		
13. For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).	Not applicable		
14. A commentary on the results for the period. The commentary must be sufficient for the user to be able to compare the information presented with equivalent information for previous periods. The commentary must include any significant information needed by an investor to make an informed assessment of the entity's activities and results, which would include but not be limited to discussion of the following. 14.1 The earnings per security and the nature of any dilution aspects.	Attachment A: Financial report 30 June 2003 Attachment A: Financial report 30 June 2003: • Notes to the financial statements - Earnings per share	P.37	Note 35

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2003

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
(14. Continued)			
14.2 Returns to shareholders including distributions and buy backs.	Attachment A: Financial report 30 June 2003: • Notes to the financial statements - Contributed equity - Dividends and dividend franking account	P.35 P.26	Note 32 Note 10
14.3 Significant features of operating performance.	Attachment A: Financial report 30 June 2003: • Directors' report	P.1	
14.4 The results of segments that are significant to an understanding of the business as a whole.	Attachment A: Financial report 30 June 2003: • Notes to the financial statements - Segmental reporting	P.53	Note 48
14.5 A discussion of trends in performance.	Attachment A: Financial report 30 June 2003 • Directors' report - Result and review of operations	P.1 P.3	
14.6 Any other factors which have affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified.	Attachment A: Financial report 30 June 2003 • Directors' report	P.1	
15. A statement as to whether the report is based on accounts which have been audited or subject to review, are in the process of being audited or reviewed, or have not yet been audited or reviewed.	The financial report 30 June 2003 has been fully audited. • Independent auditors' report	P.64	
16. if the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification.	Not applicable		
17. If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification.	Not applicable		

ATTACHMENT A

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT – 30 JUNE 2003

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923
AND CONTROLLED ENTITIES
FINANCIAL REPORT - 30 JUNE 2003

CONTENTS

Insurance Australia Group Limited is a publicly listed company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is 388 George Street, Sydney, NSW 2000.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

The Directors present their report together with the financial report of Insurance Australia Group Limited and the consolidated financial report of the Insurance Australia Group for the year ended 30 June 2003 and the auditors' report thereon.

The following terminology is used throughout the financial report.

* *IAG, parent entity or the Company - Insurance Australia Group Limited.*

* IAG Group, Group or consolidated entity - the consolidated entity constituted by Insurance Australia Group Limited and its controlled entities.

Directors of Insurance Australia Group Limited

The following persons held office as Directors at any time during or since the financial year:

Chairman:
Mr JA (James) Strong, age 59 – Independent non-executive Director
Mr James Strong was appointed Chairman of IAG on 2 August 2001. He is also Chairman of Woolworths Limited, Rip Curl Group Pty Limited, the Sydney Theatre Company and the Australian Business Arts Foundation. He is a Director of the Australian Grand Prix Corporation and Opera Australia.

Mr Strong was Chief Executive and Managing Director of Qantas Airways Limited from 1993 to 2001. Previous positions he has held include Group Chief Executive of DB Group Limited in New Zealand, National Managing Partner and later Chairman of law firm Corrs Chamber Westgarth, Chief Executive of Trans Australian Airlines (later Australian Airlines) and Executive Director of the Australian Mining Industry Council. Mr Strong has been admitted as a barrister and solicitor.

Mr Strong is Chairman of the IAG Chairman's Committee.

Other Directors:
Mr JF (John) Astbury FAICD, age 59 – Independent non-executive Director
Mr John Astbury was appointed as a Director of IAG in July 2000.

Mr Astbury was previously the Finance Director of Lend Lease Corporation Limited and a Chief General Manager of National Australia Bank Limited. He has a long career in banking and financial services in both the UK and Australia.

Mr Astbury is currently Chairman of the IAG Audit Committee and also serves on the IAG Chairman's Committee.

Mrs MC (Maree) Callaghan FAICD, age 57 – Independent non-executive Director
Mrs Maree Callaghan has been a Director of IAG since June 2000 and Insurance Australia Limited (formerly NRMA Insurance Limited) since 1993.

Mrs Callaghan is a member of the NSW Coal Compensation Board and was a director of National Roads and Motorists' Association Limited from 1991-2002 (President, July-October, 2002). Mrs Callaghan currently manages a division of Life Activities Inc. (supporting people with disability), worked with the NSW Cancer Council (1995-2000) and was Mayor of Cessnock from 1987-1995.

Mrs Callaghan is a member of the IAG Risk Management & Compliance Committee.

Mr GA (Geoffrey) Cousins, age 60 – Independent non-executive Director
Mr Geoffrey Cousins was appointed as a Director of IAG in July 2000 and has more than 26 years experience as a company Director. He is currently on the Board of NM Rothschild and Sons Limited.

Mr Cousins was previously the Chairman of George Patterson Australia and is a former Director of Publishing and Broadcasting Limited, the Seven Network and Hoyts Cinemas group. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia.

Mr Cousins is a consultant to the Prime Minister on the communication of Government policy.

Mr Cousins is a member of the IAG Audit Committee.

Mrs M (Mary) Easson MAICD, age 48 – Independent non-executive Director
Mrs Mary Easson was appointed as a Director of IAG in June 2000 and a Director of Insurance Australia Limited (formerly NRMA Insurance Limited) in 1997.

A former member of Federal Parliament, Mrs Easson is currently the Managing Director of Probity International and is on the Board of Professional Standards Resource Group. Mrs Easson has held a number of executive positions including the National Government Relations Manager for Australian Consolidated Industries (ACI) and the Human Resources Executive for Ansett Transport Industries. She is a recipient of the Prime Minister's Centennial Medal for Services to Business and Commerce.

Mrs Easson is a member of the IAG Audit Committee.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Directors of Insurance Australia Group Limited (continued)

Ms DG (Dominique) Fisher BA (Hons) age 46 – Independent non-executive Director
Ms Dominique Fisher has been a Director of IAG since June 2000 and a Director of Insurance Australia Limited (formerly NRMA Insurance Limited) since 1996.

Ms Fisher has wide-ranging business experience to general management level, more than 20 years experience in electronic commerce and telecommunications and now manages her own business. Her company, EC Strategies Pty Ltd, advises companies, primarily in Australasia and the United States, on electronic commerce strategies, on major commercial transactions and on business application of technology and commercialisation of software and other technology.

Ms Fisher is also a Director of the Playbox Theatre and the Prostate Cancer Research Foundation Victoria. She was previously Chairman of the Management Committee, Royal Hospital for Women, Director of AIDS Fundraising Management and the Communications and Media Law Associations and Trustee of the Sydney Opera House Trust.

Ms Fisher serves on the IAG Risk Management & Compliance Committee.

Mr ND (Neil) Hamilton LLB, age 51 – Independent non-executive Director
Mr Neil Hamilton was appointed as a Director of IAG in June 2000 and as a Director of Insurance Australia Limited (formerly NRMA Insurance Limited) in 1999.

Mr Hamilton is the Chairman of Iress Market Technology Limited, Western Australia Land Authority (Landcorp) and Integrated Group Limited. He is also Deputy Chairman of the Western Power Corporation.

Mr Hamilton is a member of the IAG Risk Management & Compliance Committee.

Ms AJ (Anne) Keating, age 49 – Independent non-executive Director
Ms Anne Keating was appointed as a Director of IAG in June 2000 and as a Director of Insurance Australia Limited (formerly NRMA Insurance Limited) since 1997.

Ms Keating is currently a director of STW Communications Limited, Macquarie Leisure Management Limited, CN Holdings Pty Ltd and Mutual Community General Insurance Pty Ltd. She is an Advisory Council member of ABN AMRO Australia and New Zealand, an inaugural Board member of the Victor Chang Cardiac Research Institute. She manages her own consulting business, Anne Keating Consulting.

Ms Keating was the General Manager, Australia for United Airlines from 1993 to 2001.

Ms Keating is a member of the IAG Audit Committee.

Mr RA (Rowan) Ross BEc, BCom, FCPA, FSIA, age 54 – Independent non-executive Director
Mr Rowan Ross was appointed as a Director of IAG in July 2000 and acted as the Chairman from April to August 2001.

Mr Ross is currently Chairman of Sydney IVF Limited. He is the former Chairman of Bankers Trust Investment Bank, former National President of the Securities Institute of Australia and former Chairman of the Sydney Dance Company and the Australian Major Performing Arts Group. He has more than 30 years experience in investment banking and is an Executive Director of Macquarie Bank Limited.

Mr Ross is Chairman of the IAG Risk Management & Compliance Committee and serves on the IAG Chairman's Committee.

Mr MJ (Michael) Hawker BSc, ASIA, FAICD, AAIBF (Snr.), age 43 – Chief Executive Officer and executive Director
Mr Michael Hawker was appointed Chief Executive Officer of IAG in December 2001.

Before joining Insurance Australia Group, Mr Hawker was Group Executive, Business and Consumer Banking at Westpac Banking Corporation. Previous positions include Executive Director of Citibank International PLC in Europe and Deputy Managing Director of Citibank Limited in Australia. Mr Hawker is a Board member of the Insurance Council of Australia (ICA), and is the Chair of the New South Wales Juvenile Diabetes 'Walk to Cure' annual fundraising event and the Giant Steps Foundation. He was previously the Chairman of the Australian Financial Markets Association.

Mr Hawker was listed by Euromoney as one of the top 50 bankers under the age of 40, and in 2000, he was awarded the Australian Banking & Finance Magazine - Millennium Banker of the Year Award. He is a recipient of an Australian Sports Medal.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Principal activities

The principal continuing activities of the IAG Group are the underwriting of general insurance, retirement services and other corporate services and investing activities.

Result and review of operations

The Group recorded a net profit attributable to shareholders of $153 million (2002 - $25 million loss). Included within these results is the 6 months performance of the CGU Insurance Australia Limited Group (CGU) and Belves Investment Limited Group (NZI) which were acquired in January 2003.

The underlying business continues to perform strongly, with growth in general insurance underwriting profit to $199 million compared with $142 million in the previous period. This is despite an expense of $45 million for restructuring costs in respect of the acquisition of CGU/NZI, which has been included in the current year underwriting result.

Highlights of the Group's performance include:

- Premium growth: Gross written premium was $5,150 million, representing an increase of 45% on the previous year. Growth is attributable to the acquisition of CGU/NZI and the general growth of the business.
- The combined ratio of 95.7% includes $45 million of integration costs. Adjusted for this the combined ratio was 94.7% for the year.
- The expense ratio of 23.2% for the year compared with 19.7% in the previous year. The increase in the expense ratio is primarily due to growth of an intermediary business through the acquisition of CGU/NZI, resulting in higher commissions expense.
- Short-tail underwriting continued to perform strongly with a combined ratio (claims and underwriting expenses to net earned premium) of 93.7%, which included $37 million of integration costs accounting for 1.2% of the combined ratio (2002 – 95.5%).
- The long-tail portfolio performed strongly with the combined ratio of 102.2%.
- Our international results were also sound with a combined ratio of 95.3%, compared to 96.5% in 2002.

Total investment revenue included in the consolidated net profit for the year was $296 million, compared to a loss of $110 million in 2002. The IAG Group outperformed its fixed interest and international equity benchmarks and was marginally behind the Australian equity benchmark return. The negative returns on local and overseas equity markets resulted in lower than anticipated investment returns in the period. The policy of matching insurance claims liabilities with a high proportion of fixed interest investments has enabled the positive investment returns from this class to offset or immunise the increase in insurance liabilities associated with movements in interest rates.

Further information on the Group's result and review of operations can be found in the 30 June 2003 Investor Report on the Company's website, www.iag.com.au.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Likely developments and expected results of operations

Insurance and investment operations are, by their nature, volatile due to the exposure to natural disasters and industry cycles and thus profit predictions are difficult. However, the Directors concur with the market perception that following structural change in the market place and current low interest rates the coming few years are likely to be a favourable environment for general insurance in our region. We consider that the IAG Group is well placed to leverage opportunities in this environment.

The IAG Group is also exposed to significant regulatory changes over the next few years. In particular, we will be addressing:

(i) changes to International Financial Reporting Standards;
(ii) recommendations of the HIH Royal Commission;
(iii) tax consolidation legislation change;
(iv) governance changes through recommendations of the ASX Corporate Governance Council;
(v) recommendations from the various Corporation Law Economic Reform Programs; and
(vi) terrorism cover and tort reform.

Dividends

Details of dividends paid or declared by the Company are set out in note 10.

Significant changes

Significant changes in the state of affairs of the IAG Group during the financial year were as follows:

(a) On 18 October 2002, IAG announced that it had entered into an agreement to purchase the general insurance businesses in Australia and New Zealand ("the Acquisition of CGU/NZI") from Aviva plc for $1,862 million including costs. The acquisition date was 2 January 2003. Further details of the impact on IAG from this acquisition are disclosed in note 38.

(b) The Acquisition of CGU/NZI was funded by the issue of ordinary equity and reset preference shares, raising of long-term debt and use of existing internal funds. Fund raisings included:

- $500 million of ordinary share capital issued through an institutional placement at $2.55 per ordinary shares (in two stages, completed 24 October and 19 November 2002 respectively);
- $300 million of domestic subordinated term notes, issued by Insurance Australia Limited (formerly NRMA Insurance Limited) (a wholly owned subsidiary of IAG) (completed 27 November 2002);
- $380 million of ordinary share capital issued through an underwritten Share Purchase Plan at $2.40 per ordinary share (completed 12 December 2002);
- $75 million of ordinary share capital issued through an underwritten dividend reinvestment plan for ordinary shares at $2.79 per ordinary share (completed 14 April 2003);
- $401 million (US $240 million) of US subordinated term notes, issued by NRMA Insurance Funding 2003 Limited (a wholly owned subsidiary of IAG) (completed 28 April 2003); and
- $200 million of reset preference shares issued which were listed on the Australian Stock Exchange on 20 June 2003.

Matters subsequent to the end of the financial year

Since the end of the financial year,

(a) On 1 July 2003, IAG announced the sale of NRMA Health Pty Limited for $100 million to MBF, effective 25 July 2003. IAG has entered into a six-year marketing alliance, including a possible four year extension, with MBF.

(b) On 21 August 2003, a final dividend of 7 cents per share, 100% franked, was declared by the Company. The dividend will be paid on 13 October 2003.

Other than the matters referred to above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the IAG Group, the results of those operations, or the state of affairs of the IAG Group in future financial years.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Meetings of directors

The number of meetings each Director was eligible to attend and actually attended during the financial year is summarised as follows:

Directors	Board of Directors		Audit Committee		Chairman's Committee		Risk Management & Compliance Committee		Dividend Reinvestment Plan and Reinsurance Committee	
	A	B	A	B	A	B	A	B	A	B
Mr JA Strong	23	23	-	-	5	5	-	-	3	3
Mr MJ Hawker	23	23	-	-	-	-	-	-	3	2
Mr JF Astbury	23	22	5	5	5	5	-	-	-	-
Mrs MC Callaghan	23	21	-	-	-	-	7	7	-	-
Mr GA Cousins	23	22	5	5	-	-	-	-	-	-
Mrs M Easson	23	22	5	4	-	-	-	-	-	-
Ms DG Fisher	23	20	-	-	-	-	7	6	-	-
Mr ND Hamilton	23	18	-	-	-	-	7	7	3	3
Ms AJ Keating	23	21	5	5	-	-	-	-	3	3
Mr RA Ross	23	23	-	-	5	5	7	7	3	3

Directors	IAG Board Sub-Committees	
	A	B
Mr JA Strong	10	7
Mr MJ Hawker	11	7
Mr JF Astbury	2	2
Mrs MC Callaghan	-	-
Mr GA Cousins	-	-
Mrs M Easson	-	-
Ms DG Fisher	2	2
Mr ND Hamilton	-	-
Ms AJ Keating	-	-
Mr RA Ross	8	5

A - Meetings eligible to attend as a member
B - Meetings attended as a member

For the year ended 30 June 2003, the following meetings of Directors were held:

Nature of meetings	Number of meetings held during the year
Board of Directors	23
Audit Committee	5
Chairman's Committee	5
Risk Management & Compliance Committee	7
Dividend Reinvestment Plan and Reinsurance Committee	3
IAG Board Sub-Committees	11

Indemnification and insurance of directors and officers

The Company's constitution contains an indemnity in favour of every person who is or has been:

(a) a Director of the Company;
(b) a secretary of the Company;
(c) a person making or participating in making decisions that affect the whole or a substantial part of the business or Company; or
(d) a person having the capacity to affect significantly the financial standing of the Company or any of its wholly-owned subsidiaries.
The indemnity applies to liabilities incurred by the person in the relevant capacity (except a liability for legal costs). That indemnity also applies to legal costs incurred in defending or resisting certain legal proceedings.

In addition, the Company has granted deeds of indemnity to certain current and former Directors and secretaries and members of senior management of the Company and its subsidiaries and associated companies. Under these deeds, the Company indemnifies to the maximum extent permitted by the law the former or current Directors or secretaries or members of senior management against liabilities incurred by the person in the relevant capacity. The indemnity does not apply where the liability is owed to the Company or any of its subsidiaries or associated companies, or (in general terms) where the liability arises out of a lack of good faith, wilful misconduct, gross negligence, reckless misbehaviour or fraud.

Under each deed, the Company is also required to maintain and pay the premiums on a contract of insurance covering the current or former Directors or members of senior management against liabilities incurred in respect of the relevant office. The insurance must be maintained until the seventh anniversary after the date when the relevant person ceases to hold office. Disclosure of the insurance premiums and the nature of liabilities covered by such insurance is prohibited by the relevant contract of insurance.

Under a deed of indemnity referred to above, the Company has, during the financial year ended 30 June 2003, advanced amounts totalling $0.1 million (2002 - $0.2 million) in respect of reasonable legal costs incurred by a former Director of the Company (Mr Nicholas Whitlam) in relation to an alleged liability. During the financial year ended 30 June 2003, that former Director has claimed additional legal costs incurred in certain proceedings. The Company has sought further information from that former Director in order to determine the amount payable to that former Director, and has not yet paid the amount claimed. Amounts advanced by the Company to the former Director are repayable under the deed of indemnity if the costs become costs for which the Company, as a matter of law, must not give the former Director an indemnity.

On 10 July 2003, the Court of Appeal of New South Wales dismissed proceedings against the former Director with costs. Unless that decision is set aside by the High Court of Australia, the advances made by the Company to the former Director will not be repayable by the former Director, but the Company will be entitled to be repaid any amount recoverable by the former Director in respect of the costs of the proceedings (so far as they concerned his conduct as a Director of the Company) awarded by the court.

Directors' and executive officers' emoluments

Directors

Non-executive Directors of IAG receive a base fee of $70,000 per annum (unchanged from 2001). The Chairman receives three times the base fee.

By resolution passed at the Company's 2001 AGM, non-executive Directors are required to receive at least 20%, and are allowed to receive up to 90%, of their base fee in the form of shares under the Non-executive Directors' Share Plan, rather than in cash.

In addition to the base fee, fees are payable for participation in certain committees and some subsidiary boards of IAG. The setting of all fees is based on advice from external remuneration advisers, which takes into account the level of fees paid to directors of other substantial companies operating in the financial services sector and the responsibilities and time commitment of Directors.

The table set out below shows the fees paid by IAG Group to non-executive Directors for the year ended 30 June 2003.

	Base fee					
Non-executive Director	**Cash**	**Non-executive Directors Share Plan**	**Total**	**Other fees (1)**	**Superannuation Contributions**	**Total**
	$000	$000	$000	$000	$000	$000
Mr JA Strong	70	140	210	100	39	349
Mr JF Astbury	56	14	70	23	11	104
Mrs MC Callaghan	49	21	70	10	10	90
Mr GA Cousins	56	14	70	10	10	90
Mrs M Easson	56	14	70	10	7	87
Ms DG Fisher	7	63	70	10	7	87
Mr ND Hamilton	7	63	70	10	7	87
Ms AJ Keating	56	14	70	10	7	87
Mr RA Ross	35	35	70	23	8	101

(1) Separate fees are payable for some of the IAG committees and some subsidiary boards.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Directors' and executive officers' emoluments (continued)

Executive director and officers

The Chairman's Committee is responsible for recommending remuneration policies and packages applicable to the Chief Executive Officer (CEO) and executives who report directly to the CEO of the Company. The broad remuneration policy is to ensure the remuneration package reflects the person's duties and responsibilities and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

Executives may receive performance bonuses based on the achievement of specific goals related to the individual's business unit and the performance of the consolidated entity in the context of its business plan. A long-term incentive plan is also in place, the purpose of which is to promote improvements in areas of financial and strategic performance.

The CEO of IAG does not receive fees for his service on the Board. The responsibilities of board membership are considered in determining remuneration provided as part of his normal employment conditions.

Set out below is the remuneration of the CEO and each of the five most highly remunerated current officers of the IAG Group for the year ended 30 June 2003.

Executive director	Base pay(1)	Bonuses (2)	Other Compensation(3)	Valuation of total PSRs/PARs granted(4)	Total	PARs granted during the year (5)	Date first exercisable
	$000	$000	$000	$000	$000	Number	
Chief Executive Officer:							
Mr MJ Hawker	1,004	350	135	860	2,349	300,000	24 Dec 2005

Officers	Base pay(1)	Bonuses (2)	Other Compensation(3)	Valuation of total PSRs/PARs granted(4)	Total	PARs granted during the year (5)	Date first exercisable
	$000	$000	$000	$000	$000	Number	
Mr IF Brown	587	771	201	108	1,667	81,265	24 Dec 2005
Mr G Venardos	566	696	89	140	1,491	119,189	24 Dec 2005
Mr RJ Jackson	464	785	88	-	1,337	-	-
Mr DJP Smith	547	552	109	97	1,305	86,716	24 Dec 2005
Mr DRA Pearce	421	598	85	107	1,211	87,553	24 Dec 2005

(1) Base pay includes cash salary, annual leave and long service leave.
(2) Bonuses reflect payments made during the period in respect of the previous performance period, accrual of long-term incentive bonuses.
(3) Other compensation includes superannuation contributions and the provision of cars, parking and related fringe benefits tax.
(4) Performance Share Rights (PSRs – related to unissued shares) and Performance Award Rights (PARs – related to issued shares) are valued in accordance with the Australian Securities & Investments Commission (ASIC) guidance and the Australian Accounting Standards Board Exposure Draft ED108 "Request for comment on IASB ED2 share-based payment". An allocated portion of unvested PSRs and PARs are included in the total remuneration disclosure above. This is a change in measurement method which results in certain PSRs granted and disclosed in prior periods being included in the above table in valuation of PSRs/PARs. The total amount involved is $1,099,000. To determine these values the Monte-Carlo Value model has been applied. The valuation takes into account the share price at grant date, the expected life of the option, the volatility in price of the underlying shares of IAG and expected dividends.
(5) The Company has issued PARs to certain executives during the financial year. Each executive who participates in the PARs becomes eligible to receive a number of shares by paying $1 per tranche of rights allocated, subject to a specific performance hurdle met.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Directors' interests

The relevant interest of each Director in the shares and/or options issued by the Company, as notified by the Directors to the Australian Stock Exchange in accordance with section 205G of the Corporations Act 2001, at the date of this report is as follows:

Directors	Ordinary shares directly held	Ordinary shares indirectly held*	Reset preference shares	Performance share rights	Performance award rights
Mr JA Strong	12,083	104,623	-	-	-
Mr JF Astbury	10,083	33,652	-	-	-
Mrs MC Callaghan	2,365	18,619	-	-	-
Mr GA Cousins	150,000	13,652	-	-	-
Mrs M Easson	5,802	8,835	-	-	-
Ms DG Fisher	4,799	44,578	-	-	-
Mr ND Hamilton	4,817	39,761	-	-	-
Ms AJ Keating	709	13,652	-	-	-
Mr RA Ross	102,557	28,553	-	-	-
Mr MJ Hawker	180,919	-	-	1,000,000	300,000

* - Ordinary shares indirectly held include shares held in the Non-executive Directors' Share Plan.

Environmental regulation

The IAG Group's operations are subject to environmental regulations under either Commonwealth or State legislation. These regulations do not have a significant impact on the IAG Group's operations. The Board of Directors believes that the IAG Group has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the IAG Group.

Rounding of amounts

Unless otherwise stated, amounts in the financial reports and Directors' report have been rounded to the nearest million dollars. The Company is of a kind referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

Signed at Sydney this 21st of August 2003 in accordance with a resolution of the Directors.

.... Director

.... Director

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2003

	Notes	PARENT 2003 $m	PARENT 2002 $m	CONSOLIDATED 2003 $m	CONSOLIDATED 2002 $m
Premium revenue	3(a)(i)	-	-	**4,885**	3,448
Reinsurance expense	6	-	-	**(249)**	(253)
Net premium revenue		-	-	**4,636**	3,195
Claims expense	6, 7	-	-	**(3,743)**	(3,000)
Reinsurance and other recoveries	3(a)(i)	-	-	**380**	575
Net claims expense	7	-	-	**(3,363)**	(2,425)
Acquisition costs	6	-	-	**(700)**	(389)
Other underwriting expenses	6	-	-	**(241)**	(165)
Fire brigade charges	6	-	-	**(133)**	(74)
Underwriting expenses		-	-	**(1,074)**	(628)
Profit from underwriting		-	-	**199**	142
Investment income	3(a)(ii)	**102**	248	**332**	255
Realised gains / (losses) on investments	3(a)(ii)	-	45	**1**	(290)
Unrealised losses on investments	3(a)(ii)	-	-	**(37)**	(75)
Financial services revenue	3(a)(iii)	-	-	**30**	37
Other operating revenue	3(a)(iv)	-	-	**177**	173
Borrowing costs expense		-	-	**(46)**	(46)
Life insurance business expenses	4, 6	-	-	**(11)**	-
Corporate and administration expenses	6	-	-	**(348)**	(297)
Profit / (loss) from ordinary activities before income tax	5	**102**	293	**297**	(101)
Income tax credit / (expense)	9	**4**	(9)	**(80)**	18
Net profit / (loss)		**106**	284	**217**	(83)
Net (profit) / loss attributable to outside equity interests		-	-	**(64)**	58
Net profit / (loss) attributable to shareholders of Insurance Australia Group Limited		**106**	284	**153**	(25)
Non-owner transaction changes in equity:					
Total revenue, expenses and valuation adjustments attributable to shareholders of Insurance Australia Group Limited recognised directly in equity		-	-	-	-
Total changes in equity from non-owner related transactions attributable to the shareholders of the parent entity		**106**	284	**153**	(25)

	Notes	CONSOLIDATED 2003 cents	CONSOLIDATED 2002 cents
Basic earnings per ordinary share	35(a)	**8.65**	(1.78)
Basic earnings per reset preference share	35(b)	**587.36**	-
Diluted earnings per ordinary share	35(a)	**8.61**	(1.77)

The above statements of financial performance are to be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2003

	Notes	PARENT 2003 $m	PARENT 2002 $m	CONSOLIDATED 2003 $m	CONSOLIDATED 2002 $m
Current assets					
Cash assets		**2**	2	**626**	253
Receivables	14	**-**	-	**2,548**	1,519
Investments	15	**-**	-	**2,585**	1,619
Current tax assets	16	**3**	-	**40**	6
Other	17	**-**	-	**823**	313
Total current assets		**5**	2	**6,622**	3,710
Non-current assets					
Receivables	18	**-**	-	**401**	192
Investments	19	**4,246**	3,387	**7,246**	6,471
Plant and equipment	20	**-**	-	**139**	95
Deferred tax assets	21	**-**	-	**326**	206
Intangible assets	22	**-**	-	**1,626**	632
Other	23	**-**	-	**32**	1
Total non-current assets		**4,246**	3,387	**9,770**	7,597
Total assets		**4,251**	3,389	**16,392**	11,307
Current liabilities					
Payables	24	**-**	-	**891**	1,281
Interest-bearing liabilities	25	**-**	-	**136**	224
Current tax liabilities	26	**-**	9	**106**	49
Provisions	27	**-**	-	**174**	84
Outstanding claims	28	**-**	-	**2,147**	1,268
Unearned premium			-	**3,223**	1,839
Total current liabilities		**-**	9	**6,677**	4,745
Non-current liabilities					
Loan from related body corporate		**133**	315	**-**	-
Interest-bearing liabilities	29	**-**	-	**744**	86
Deferred tax liabilities	30	**-**	-	**59**	135
Provisions	31	**-**	-	**43**	18
Gross life insurance policy liabilities		**-**	-	**910**	927
Outstanding claims	28	**-**	-	**3,828**	2,417
Unearned premium		**-**	-	**78**	-
Total non-current liabilities		**133**	315	**5,662**	3,583
Total liabilities		**133**	324	**12,339**	8,328
Net assets		**4,118**	3,065	**4,053**	2,979
Equity					
Contributed equity	32	**3,973**	2,852	**3,973**	2,852
Foreign currency translation reserve		**-**	-	**(2)**	(1)
Retained profits / (accumulated losses)	33	**145**	213	**(396)**	(375)
Equity attributable to shareholders of Insurance Australia Group Limited		**4,118**	3,065	**3,575**	2,476
Outside equity interests in controlled entities:					
- Contributed equity		**-**	-	**180**	179
- Retained profits		**-**	-	**20**	22
- Unitholders' funds		**-**	-	**278**	302
Total equity	34	**4,118**	3,065	**4,053**	2,979

The above statements of financial position are to be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2003

	Notes	PARENT 2003 $m	PARENT 2002 $m	CONSOLIDATED 2003 $m	CONSOLIDATED 2002 $m
Cash flows from operating activities					
Premium received		-	-	**5,395**	3,750
Reinsurance and other recoveries received		-	-	**466**	421
Claims costs paid		-	-	**(3,891)**	(2,894)
Outwards reinsurance premium paid		-	-	**(348)**	(255)
Dividends received		**102**	248	**82**	126
Interest and similar items received		-	-	**385**	296
Interest and other costs of finance paid		-	-	**(39)**	(65)
Income taxes paid		-	(1)	**(108)**	(91)
Other operating receipts		-	-	**423**	414
Other operating payments		-	-	**(1,540)**	(1,171)
Net cash provided by operating activities	36	**102**	247	**825**	531
Cash flows from investing activities					
Net cash flows on acquisition of controlled entities	38(b)	-	-	**(1,644)**	-
Net cash flows on disposal of controlled entities	39	-	133	-	(67)
Proceeds from disposal of investments and plant and equipment		-	-	**26,872**	26,080
Dividend received from pre-acquisition profits of a controlled entity		**33**	27	-	-
Outlays for investments and plant and equipment acquired		**(892)**	(275)	**(26,405)**	(26,278)
Repayment of loans by policyholders		-	-	**126**	-
Loans to policyholders		-	-	**(116)**	-
Repayment of mortgage loans		-	-	-	253
Drawdown of mortgage loans		-	-	-	(308)
Net cash used in investing activities		**(859)**	(115)	**(1,167)**	(320)
Cash flows from financing activities					
Proceeds from issues of shares		**1,080**	350	**1,080**	353
Outlays for buy-back of shares		-	(301)	-	(301)
Proceeds from issues of trust units		-	-	**578**	552
Outlays for redemption of trust units		-	-	**(673)**	(576)
Proceeds from borrowings		-	-	**1,509**	1,195
Repayment of borrowings		**(190)**	(27)	**(1,597)**	(1,370)
Net decrease in depositor funds		-	-	-	(3)
Proceeds from securitisation		-	-	-	28
Share issue costs paid		**(34)**	(7)	**(34)**	(7)
Dividends paid to IAG shareholders*		**(99)**	(147)	**(99)**	(147)
Dividends paid to outside equity interests		-	-	**(48)**	(26)
Net cash provided by / (used in) financing activities		**757**	(132)	**716**	(302)
Net increase / (decrease) in cash held		-	-	**374**	(91)
Effects of exchange rate changes on balances of cash held in foreign currencies		-	-	**(1)**	-
Cash at the beginning of the financial year		**2**	2	**253**	344
Cash at the end of the financial year	37	**2**	2	**626**	253

* - Dividends paid to IAG shareholders exclude dividends reinvested under the Dividend Reinvestment Plan.

The above statements of cash flows are to be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

Note 1. Summary of significant accounting policies

(a) Basis of preparation of financial report

(i) This general purpose financial report has been prepared in accordance with applicable Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001, except as described in note 1(a)(ii).

The accounting policies adopted have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year unless otherwise mentioned. Except for certain assets which, as noted in the financial statements, are at fair value, the financial statements have been prepared in accordance with historical cost convention.

(ii) Insurance Australia Group Limited obtained an order, dated 14 February 2000, from the Australian Securities & Investments Commission exempting the Company from compliance with certain sections of the Corporations Act 2001. These exemptions allowed the Company to acquire the shares in Insurance Australia Limited (formerly NRMA Insurance Limited) at an amount equal to the sum of the carrying amounts of the assets and liabilities as shown in the consolidated statement of financial position of Insurance Australia Limited immediately prior to the date of acquisition. This order also allows dividends paid by Insurance Australia Limited to the Company out of distributable reserves of Insurance Australia Limited at the time of acquisition of its shares by the Company (pre-acquisition reserves) to be treated as income by the Company. However, the order restricts the amount of such dividends that can be paid by Insurance Australia Limited to the Company to $575 million of which $561 million in total (2002 - $561 million) has been paid by Insurance Australia Limited from pre-demutualisation profits. During the year ended 30 June 2003, the Company received dividends of $Nil (2002 - $248 million) from Insurance Australia Limited from pre-demutualisation retained profits. This amount has been fully eliminated in the consolidated results.

(b) Principles of consolidation

The financial statements of controlled entities are included from the date control commences until the date control ceases. Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

Outside interests in the equity and results of entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

Significant accounting policies applicable to general insurance activities only

(c) Premium revenue

Direct premium and inwards reinsurance premium comprise amounts charged to policyholders or other insurers and include fire service levies, but exclude stamp duties and taxes collected on behalf of third parties. The earned portion of premium received and receivable, including unclosed business, is recognised as revenue. Premium is recognised as earned based on time from the date of attachment of risk. Premium on unclosed business is brought to account with due allowance for any changes in the pattern of new business and renewals.

Unearned premium is determined by apportioning the premiums written over the period of risk.

(d) Outwards reinsurance

Premium ceded to reinsurers is recognised as an expense in accordance with the pattern of reinsurance service received. Where appropriate, an unearned portion of outwards reinsurance premium is treated at the balance date as a prepayment.

Note 1. Summary of significant accounting policies (continued)

(e) Claims

Provision is made for the estimated cost of all unsettled claims including incurred claims not yet reported. The provision is based on the ultimate cost of settling claims and account is taken of the effect on the ultimate claim size of future inflation as well as increases in the real levels of compensation awarded by the courts. In setting the provision, allowance is also made for future investment earnings. The details of the inflation and discount rates used are included in note 28. The estimate for outstanding claims includes the anticipated direct and indirect costs of settling these claims.

Claims expense represent claim payments adjusted for movement in the provision as described above.

(f) Reinsurance and other recoveries receivable

Reinsurance and other recoveries receivable on paid claims, reported claims not yet paid and incurred claims not yet reported are recognised as revenue. Recoveries receivable are measured as the present value of the expected future receipts, calculated on the same basis as the liability for outstanding claims. The details of discount and inflation rates applied are included in note 28.

(g) Insurance premium acquisition costs

Acquisition costs are incurred in obtaining and recording policies of insurance. They include commission or brokerage expenses, advertising, risk assessment and other administrative costs.

A portion of acquisition costs relating to unearned premium is deferred in recognition that it represents a future benefit. Deferred acquisition costs are measured at the lower of cost and recoverable amount. These costs are amortised on the same basis as the earning pattern of the premium.

(h) Fire brigade and other charges

A liability for fire brigade and other charges is recognised on business written to the balance date. Levies and charges payable by the entity are expensed on the same basis as the recognition of premium revenue, with the portion relating to unearned premium being recorded as a prepayment.

Significant accounting policies applicable to life insurance activities only

(i) Premium revenue

Premiums with a regular due date are recognised as revenue on an accruals basis. Unpaid premiums are only recognised as revenue during the days of grace or where secured by the surrender value of the policy and are included as outstanding premiums in the statement of financial position. Premiums due after but received before the end of the financial year are shown as other creditors in the statement of financial position.

(j) Claims

Claims in respect of life risk business are recognised in the statement of financial performance when the Company is notified of the insured event. Claims are shown gross of reinsurance recoverable from another life insurance company registered in Australia. Any reinsurance recoveries applicable to the claims are included in receivables.

Claims on non investment-linked business are recognised when the liability to the policyholder under the policy contract has been established.

Claims under investment-linked business are recognised within increase/decrease in policy liabilities in the statement of financial performance.

Note 1. Summary of significant accounting policies (continued)

(k) Policy acquisition costs

Life insurance policy acquisition costs incurred are recorded in the statement of financial performance and represent the fixed and variable costs of acquiring new business. The policy acquisition costs include commission, advertising, policy issue and underwriting costs, agency expenses and sales costs.

The Appointed Actuary, in determining the policy liabilities, takes into account the deferral and future recovery of acquisition costs, resulting in policy liabilities being lower than otherwise and those costs being amortised over the period that they will be recoverable. The deferral and amortisation of acquisition costs are recognised within increase/decrease in policy liabilities in the statement of financial performance.

The acquisition costs deferred are determined as the lower of actual costs incurred and the allowance for the recovery of those costs from the policy charges (as appropriate for each policy class), subject to an overall limit that the value of future profits at inception cannot be negative (acquisition losses will be recognised at inception to the extent the latter situation arises).

(l) Policy liabilities

Life insurance policy liabilities are measured at net present value of estimated future cash flows or, where the result would not be materially different, as the accumulated benefits available to policyholders. Life insurance policy liabilities in the statement of financial position and the increase or decrease in policy liabilities in the statement of financial performance have been calculated in accordance with Actuarial Standard AS 1.03 Valuation of Policy Liabilities ("AS 1.03").

(m) Basis of expense apportionments

All expenses of the life insurance business charged to the statement of financial performance have been apportioned in accordance with Part 6, Division 2 of the Life Insurance Act 1995 ("Life Act").

The basis is as follows:

- expenses relating specifically to either the shareholder's fund or the statutory funds are allocated directly to the respective funds;

- expenses excluding investment management fees, which are directly identifiable, are apportioned between policy acquisition costs and policy maintenance costs with regard to the objective when incurring each expense and the outcome achieved;

- expenses subject to apportionment under Section 80 of the Life Act are allocated between the funds in proportion to activities to which they relate. Activities are based on direct measures such as transactions processed and business volumes; and

- the apportionment basis is in line with the principles set out in accordance with AS 1.03.

All expenses relate to non-participating business as NRMA Life Limited only writes this category of business.

Note 1. Summary of significant accounting policies (continued)

Significant accounting policies applicable to all companies in the group

(n) Investment income

Investment revenue is brought to account on an accruals basis. Income on investment units and shares is deemed to accrue on the date the dividends/distributions are declared, which for quoted shares is deemed to be the ex-dividend date.

(o) Leased assets

Payments relating to leased assets classified as operating leases are charged as an expense in the period in which they are incurred.

(p) Depreciation

Plant and equipment is depreciated using the straight line method at rates based on the expected useful lives of the assets to the entity.

The depreciation rates used for each class of asset are as follows:

Motor vehicles	15%
Office and other plant and equipment	6.67% - 40%

(q) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences net of hedged amounts on borrowings.

Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

(r) Taxation

(i) Income tax
The IAG Group adopts the income statement liability method of tax effect accounting. Income tax is calculated on the operating result adjusted for permanent differences between taxable and accounting income. Any future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation. Income tax on net cumulative timing differences is set aside to the deferred income tax and future income tax benefit accounts at the tax rates which are expected to apply when those timing differences reverse.

(ii) Goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense.

Receivables and payables are stated inclusive of GST. The net amount of GST recoverable from, or payable to, the ATO is included as part of current receivables and payables in the statement of financial position. Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Note 1. Summary of significant accounting policies (continued)

(s) Recoverable amount of non-current assets

Non-current assets, other than investments (refer to note 1(u)), are recorded at cost. The carrying amounts of all non-current assets are reviewed to ensure that they are not in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower value.

The expected cash flows used in determining recoverable amount have been discounted to their present value for claims recoveries and goodwill. For all other non-current assets, the relevant cash flows have not been discounted to their present value in assessing their recoverable amount.

(t) Acquisition of assets

All assets acquired, including property, plant and equipment and intangibles other than goodwill, are initially recorded at their cost at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

(u) Investments

Investments, integral to insurance business, are stated at fair value at each balance date. Fair value is derived after deduction of the estimated costs of realisation and equates to net market value.

Fair values are determined as follows:

Listed, government and semi-government securities	- by reference to market quotations;
Unlisted securities	- at valuation based on current economic conditions and the latest available information on the investments; and
Land and buildings	- at valuation, based on existing use, vacant possession (except for existing external tenancies), a willing buyer and willing seller and a review by an independent valuer.

Where AASB 1023: Financial Reporting of General Insurance Activities and AASB 1038: Financial Reporting of Life Insurance Activities apply, changes in fair values of these investments at the balance date, from their fair value at the previous balance date (or cost of acquisition, if acquired during the financial year) are recognised as revenue or expense in the statement of financial performance.

Investments in controlled entities which are non-integral to insurance business are stated at lower of cost or recoverable amount.

(v) Derivative financial instruments

Some entities in the IAG Group utilise derivative financial instruments (interest rate, currency and equity swap agreements, Share Price Index futures, equity options bank bill future and bond futures and forward foreign exchange contracts) to enhance portfolio returns and hedge against foreign currency exchange rates, interest rate and equity market exposures. Derivative financial instruments are not held for speculative purposes.

The accounting for foreign exchange contracts is in accordance with note 1(cc).

The net amounts receivable or payable under interest rate swap agreements are charged to the statement of financial position on a daily basis over the term for which the swap arrangement is effective as a hedge of the underlying borrowings.

Gains and losses on all other derivatives transactions are brought to account as they arise and are marked to market at balance date by reference to movement in the relevant underlying securities, indices and rates.

(w) Goodwill

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired, of a controlled entity or business, is amortised on a straight line basis over the period of time during which benefits are expected to arise subject to a maximum of 20 years.

(x) Other intangibles

Intangibles other than goodwill, representing mainly contractual rights, are amortised on a straight line basis over the period in which the related benefits are expected to be realised, being 3 to 6 years.

Note 1. Summary of significant accounting policies (continued)

(y) Employee entitlements

(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, annual leave and sick leave are recognised at the nominal amounts unpaid at the reporting date using remuneration rates that are expected to be paid when these liabilities are settled including on-costs. A liability for sick leave is considered to exist only when it is probable that sick leave taken in the future will be greater than entitlements that will accrue in the future.

(ii) Long service leave
A liability for long service leave is recognised as the present value of estimated future cash outflows to be made for services provided by employees up to the balance date. The estimated future cash outflows are discounted using interest rates on national government guaranteed securities which have terms to maturity that match, as closely as possible, the estimated future cash outflows. Factors which affect the estimated future cash outflows such as the expected future increases in remuneration rates, experience of employee departures and period of service are incorporated in the measurement.

(iii) Superannuation
The IAG Group participates in the NRMA Superannuation Plan, RACV Superannuation Fund, MTAA Industry Superannuation Fund, CGU Superannuation Fund and CGU-VACC Pension Fund.

The IAG Group contributes to these plans in accordance with their respective rules and recommendations from their respective actuaries which are designed to ensure that each plan's funding provides sufficient assets to meet its liabilities. Contributions are expensed as incurred.

(iv) Share-based remuneration plans

Staff allocation share plan
Under the Staff Allocation Share Plan, all eligible employees participating in this plan were allocated ordinary shares of IAG valued at 5% of their total salary during the year ended 30 June 2001. The cost of shares acquired by the relevant companies has been carried as a prepayment in the statement of financial position. This prepayment was expensed in the statement of financial performance over a 2 year period ending 30 June 2003, being the period during which employees had to remain with the IAG Group to become entitled to ownership of the shares allocated.

Non-executive directors' share plan
Under the Non-executive Directors' Share Plan, non-executive Directors are required to receive at least 20%, and are allowed to receive up to 90%, of their base fee in the form of ordinary shares of IAG. Shares are bought on the market annually and held in trust for future allocation to the Directors. The cost of shares acquired by the relevant companies is carried as a prepayment in the statement of financial position. This prepayment is expensed in the statement of financial performance over a twelve month period.

Performance award rights plan
Under the Performance Award Rights Plan, nominated executives and managers are offered a right to acquire ordinary shares of IAG subject to specific performance and employment conditions being met. Shares are bought on the market and held in trust for future exercise. The cost of shares acquired by the relevant companies is carried as a prepayment in the statement of financial position. This prepayment is expensed in the statement of financial performance over a 3 year period.

(z) Provision for dividends

Provisions for dividends in respect of all types of contributed equities are recorded for the amount which is declared on or before the end of the financial year but not distributed at balance date.

Note 1. Summary of significant accounting policies (continued)

(aa) Provision for restructure costs

A provision for restructure costs, including employee termination benefits, related to an acquired entity or operation is recognised at the date of acquisition where:

- the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered by the date of acquisition; and
- a detailed formal plan is developed by the earlier of three months after the date of the acquisition and the completion of this financial report.

The provision only relates to costs associated with the acquired entity, and is included in the determination of the fair value of the net assets acquired. The provision includes liabilities for termination benefits that will be paid to employees of the acquired entity as a result of the restructuring. No provisions are made for costs related to ongoing activities.

In the event of a reversal of part or all of a provision for restructure costs relating to an acquisition because the costs are no longer expected to be incurred as planned, an adjustment will be made against the goodwill on acquisition. The adjusted carrying amounts of goodwill or non-monetary assets are then amortised or depreciated from the date of reversal.

Other provisions for restructure costs not related to acquisitions, including termination benefits, are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced, or firm contracts related to the restructuring have been entered into. No provisions are made for costs related to ongoing activities. The liabilities for termination benefits that will be paid as a result of these restructuring has been included in the provision for employee benefits.

(bb) Reset preference shares

The reset preference shares have no fixed maturity, are redeemable only at the option of IAG and have no cumulative dividend obligations. Accordingly, they are classified as equity with related distributions classified as dividends.

(cc) Foreign currency translation

(i) Transactions
Foreign currency transactions are initially translated into Australian currency at the rates of exchange at the dates of the transactions. At balance date, amounts payable to and by the IAG Group in foreign currencies are translated to Australian currency at rates of exchange current at balance date. Resulting exchange differences are brought to account in the statement of financial performance except for those relating to hedging transactions and controlled foreign entities as per (ii) and (iii) below.

(ii) Hedge transactions
Anticipated transactions
Transactions are designated as a hedge of an anticipated specific acquisition of foreign controlled entities, or an anticipated interest transaction, only when they are expected to reduce exposure to the risks being hedged, are designated prospectively so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur. Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs arising at the time of entering into the hedge, are deferred and included in the measurement of the transaction. Any gains or losses on the hedge transaction after the transaction date are included in the statement of financial performance. If the transaction does not occur as anticipated, the costs are immediately expensed.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the date of inception of the hedge transaction. When recognised, the net receivables or payables are revalued using the foreign currency exchange rate current at reporting date.

Note 1. Summary of significant accounting policies (continued)

(cc) Foreign currency translation (continued)

(ii) Hedge transactions (continued)
Cross currency swaps
The Group has entered into cross currency swaps to hedge foreign currency borrowings. Interest receipts and payments are charged to the statement of financial performance on a daily basis over the term for which the swap is effective and are included within the interest expense on borrowings. Revaluation gains and losses are recognised in the statement of financial position as other assets or liabilities.

(iii) Translation of controlled foreign entities
The statements of financial position of controlled foreign entities that are self-sustaining foreign operations are translated at the rates of exchange ruling at balance date. The statements of financial performance are translated at a weighted average rate for the financial period. Exchange differences arising on translation are taken directly to the foreign currency translation reserve until the disposal or partial disposal of the operations.

The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is transferred to retained earnings in the year of disposal.

(dd) Financial instruments included in assets and liabilities

(i) Trade and other debtors
Trade and other debtors are stated at the amounts due and are normally settled between 30 days and 12 months. The collectibility of debts is assessed and specific provision is made for any doubtful debts.

(ii) Payables
Payables are stated at the amounts to be paid in the future for goods or services received and are normally settled within 30 days.

(iii) Bank bills
Bank bills are stated at cost and have maturities of 30 days. Interest expense is brought to account on an accruals basis.

(iv) Commercial paper
Commercial paper issues are stated at cost and have maturities of 30 to 90 days. Interest expense is brought to account on an accruals basis.

(v) Senior notes / subordinated term notes
Senior notes / subordinated term notes are stated at cost and have maturity of 5 to 12 years. Interest expense is brought to account on an accruals basis.

Note 1. Summary of significant accounting policies (continued)

(ee) Acquisition costs for non-life retirement services products

Acquisition costs are deferred for certain retirement services products, subject to future fees and margins being expected to exceed the ongoing costs.

(ff) Earnings per share

(i) Basic earnings per share
Basic earnings per share is determined by dividing the net result after income tax attributable to ordinary and reset preference shareholders of the Company, excluding any costs of servicing equity (other than ordinary shares and reset preference shares classified as a different type of ordinary shares for EPS calculation purposes), by the weighted average number of ordinary shares of the Company outstanding during the financial year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Note 2. Changes in accounting policy

(a) Employee entitlements

The IAG Group has applied the revised AASB 1028: Employee Benefits (issued in June 2001) for the first time from 1 July 2002.

Wages, salaries, annual leave and sick leave
Liabilities for wages and salaries, annual leave and sick leave are recognised at the nominal amounts unpaid at the reporting date using remuneration rates that are expected to be paid when these liabilities are settled, including on-costs. This is a change from prior periods when remuneration rates existing at balance date were used. The impact of this change resulted in an increase of expense of approximately $1 million to the statement of financial performance of the IAG Group.

Accounting policies for long service leave, superannuation and the Staff Allocation Share Plan have not changed since 30 June 2002.

(b) Provision for restructure costs

The IAG Group has applied the new accounting standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets (issued on October 2001) for the first time from 1 July 2002.

Accordingly, a provision for restructure costs on the acquisition that occurred during the financial year was recognised at the date of acquisition as there was a demonstrable commitment and a formal plan such that there was little or no discretion to avoid payments to other parties and the amount can be reliably estimated. Specific details of this accounting policy are contained within note 1 (aa).

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Notes	PARENT 2003 $m	PARENT 2002 $m	CONSOLIDATED 2003 $m	CONSOLIDATED 2002 $m
Note 3. Revenue					
(a) Revenue from ordinary activities					
(i) General insurance revenue					
Gross written premium		-	-	**5,150**	3,558
Movement in unearned premium reserve		-	-	**(265)**	(110)
Premium revenue		-	-	**4,885**	3,448
Direct premium		-	-	**4,860**	3,406
Inwards reinsurance premium		-	-	**25**	42
Premium revenue		-	-	**4,885**	3,448
Reinsurance and other recoveries		-	-	**380**	575
Total general insurance revenue		-	-	**5,265**	4,023
(ii) Investment revenue					
Dividend income					
- related bodies corporate		**102**	248	-	-
- other corporations		-	-	**38**	22
Interest income					
- other parties		-	-	**282**	219
Trust income					
- other parties		-	-	**12**	14
Total investment income		**102**	248	**332**	255
Changes in net market values of investments					
- realised gains / (losses)		-	45	**1**	(290)
- unrealised losses	1(u)	-	-	**(37)**	(75)
Total investment revenue		**102**	293	**296**	(110)
(iii) Financial services revenue					
Life insurance business revenue	4	-	-	**30**	12
Interest income on loans		-	-	-	25
Total financial services revenue		-	-	**30**	37
(iv) Other operating revenue					
- other parties		-	-	**177**	173
Total other operating revenue		-	-	**177**	173
Total revenue from ordinary activities		**102**	293	**5,768**	4,123
(b) Revenue from outside ordinary activities					
Proceeds from disposal of plant and equipment		-	-	**12**	15
Total revenue from outside ordinary activities		-	-	**12**	15
Total revenue		**102**	293	**5,780**	4,138

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	PARENT		CONSOLIDATED	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Note 4. Result from life insurance operations				
Premium revenue	-	-	**25**	23
Investment revenue	-	-	**5**	(11)
Total life insurance business revenue	-	-	**30**	12
Policy payments	-	-	**(8)**	(9)
Decrease in policy liabilities	-	-	**23**	33
Administration and other expenses	-	-	**(26)**	(24)
Total life insurance business expenses	-	-	**(11)**	-
Net profit of life insurance business	-	-	**19**	12
Note 5. Profit / (loss) from ordinary activities before income tax				
Profit / (loss) from ordinary activities before income tax includes the following specific net gains and expenses:				
Depreciation of motor vehicles	-	-	**7**	5
Depreciation of office and other plant and equipment	-	-	**28**	26
Amortisation of goodwill	-	-	**64**	26
Amortisation of intangibles	-	-	**17**	17
Loss on disposal of plant and equipment	-	-	**3**	4
Operating lease rentals	-	-	**114**	96
Transfer to provision - employee entitlements	-	-	**41**	34
Foreign exchange losses	-	-	**13**	31
Bad and doubtful debts	-	-	**5**	5
Note 6. Analysis of total expenses				
Expenses (excluding borrowing costs expense) disclosed on the face of the statements of financial performance:				
Reinsurance expense	-	-	**249**	253
Claims expense	-	-	**3,743**	3,000
Acquisition costs	-	-	**700**	389
Other underwriting expenses	-	-	**241**	165
Fire brigade charges	-	-	**133**	74
Life insurance business expenses	-	-	**11**	-
Corporate and administration expenses	-	-	**348**	297
Total expenses	-	-	**5,425**	4,178
Analysis of expenses by function:				
General insurance business expenses				
- Reinsurance expense	-	-	**249**	253
- Claims expense	-	-	**3,743**	3,000
- Underwriting expenses	-	-	**1,074**	628
Life insurance business expenses	-	-	**11**	-
Administration expenses	-	-	**348**	297
Total expenses	-	-	**5,425**	4,178

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	CONSOLIDATED					
		2003			2002	
	Current year $m	**Prior years $m**	**Total $m**	Current year $m	Prior years $m	Total $m
Note 7. Claims expense						
(a) Direct business						
Gross claims and related expenses - undiscounted	**4,105**	**(466)**	**3,639**	3,149	(305)	2,844
Discount	**(200)**	**262**	**62**	(177)	150	(27)
Gross claims and related expenses - discounted	**3,905**	**(204)**	**3,701**	2,972	(155)	2,817
Reinsurance and other recoveries - undiscounted	**(449)**	**99**	**(350)**	(534)	56	(478)
Discount	**37**	**(33)**	**4**	7	(13)	(6)
Reinsurance and other recoveries - discounted	**(412)**	**66**	**(346)**	(527)	43	(484)
Net claims incurred	**3,493**	**(138)**	**3,355**	2,445	(112)	2,333

Current year claims relate to risks borne in the current financial year. Prior year claims relate to a reassessment of the risks borne in all previous financial periods.

A major component of the prior year movement is the release of prudential margins in respect of claims payments during the year (largely offset by inclusion of prudential margins in respect of current year claims).

	CONSOLIDATED	
	2003 $m	2002 $m
(b) Inwards reinsurance business		
Gross claims and related expenses - undiscounted	**40**	209
Discount	**2**	(26)
Gross claims and related expenses - discounted	**42**	183
Reinsurance and other recoveries - undiscounted	**(33)**	(91)
Discount	**(1)**	-
Reinsurance and other recoveries - discounted	**(34)**	(91)
Net claims incurred	**8**	92
(c) Total		
Direct business	**3,355**	2,333
Inwards reinsurance business	**8**	92
Net claims incurred	**3,363**	2,425

		PARENT		CONSOLIDATED	
	Note	**2003**	2002	**2003**	2002
		$m	$m	**$m**	$m
Note 8. Individually significant items					
Income:					
Reinsurance recoveries under a whole of account aggregate stop loss contract		**-**	-	**-**	185
Profit on sale of NRMA Building Society Limited		**-**	45	**-**	45
Expenses:					
Restructuring costs in relation to redundancy, property and other associated costs	27	**-**	-	**45**	-
Costs in relation to the settlement of "Share the Future" litigation		**-**	-	**-**	12
Insurance protection tax levied by the NSW State Government		**-**	-	**20**	21

Note 9. Income tax

(a) The prima facie tax on the statement of financial performance differs from the income tax provided in the financial statements and is reconciled as follows:

	2003	2002	**2003**	2002
Profit / (loss) from ordinary activities before income tax	**102**	293	**297**	(101)
Prima facie tax thereon at 30% (2002 - 30%)	**31**	88	**89**	(30)
Tax effect of permanent differences:				
Rebateable dividends	**(28)**	(74)	**(12)**	(11)
Capital profits not subject to income tax	**-**	(6)	**(1)**	(6)
Other non-deductible items	**-**	1	**22**	17
Other	**(3)**	-	**(9)**	10
Future income tax benefit not recognised	**-**	-	**-**	1
Income tax expense / (credit) applicable to current year	**-**	9	**89**	(19)
Adjustment to prior year	**(4)**	-	**(9)**	1
Income tax (credit) / expense attributable to profit / (loss) from ordinary activities	**(4)**	9	**80**	(18)

Note 9. Income tax (continued)

(b) Tax consolidation
During the year, legislation was enacted to allow groups, comprising of a parent entity and its Australian resident wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes. The legislation, which includes both mandatory and elective elements, is applicable to the IAG Group.

As at reporting date, the Directors have not made a decision to elect to be taxed as a single entity. In accordance with Urgent Issues Group (UIG) Consensus Views, UIG 39 "Effect of proposed tax consolidation legislation on deferred tax balances", the financial effect of the legislation has therefore not been brought to account in the financial statements for the year ended 30 June 2003, except to the extent that the adoption of the tax consolidation would impair the carrying value of any deferred tax assets.

	PARENT		CONSOLIDATED	
	2003	2002	**2003**	2002
Note 10. Dividends and dividend franking account	**$m**	$m	**$m**	$m
(i) Ordinary shares				
Final dividend for year ended 30 June 2002 of 6 cents (2002 - nil) per fully paid ordinary share, paid on 21 October 2002 Fully franked at 30%	**78**	-	**78**	-
Interim dividend of 4.5 cents (2002 – 4.5 cents) per fully paid ordinary share, paid on 14 April 2003 Fully franked at 30% (2002 - 30%)	**75**	63	**75**	63
(ii) Reset preference shares				
Dividend paid at 5.8% per annum, fully franked at 30%	**21**	-	**21**	-
Total dividends declared	**174**	63	**174**	63
Less: Dividend reinvested under the Dividend Reinvestment Plan	**(75)**	-	**(75)**	-
Total dividends paid by cash	**99**	63	**99**	63

On 21 August 2003, a final dividend of 7 cents per share, 100% franked, was declared by the Company. The dividend will be paid on 13 October 2003. The last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan is 10 September 2003.

Franking credits available for subsequent financial years	**68**	110	**443**	391

The balance of the franking account arises from:
(i) franked income received or recognised as a receivable at the reporting date;
(ii) income tax paid, after adjusting for any franking credits which will arise from the payment of income tax provided for in the financial statements; and
(ii) franking debits from the payment of dividends recognised as a liability at the reporting date.

From 1 July 2002 the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on an after-tax distributable profits basis. As a result, the franking credits available for the Company and the IAG Group were converted from $257 million to $110 million and $913 million to $391 million, respectively, for comparatives as at 30 June 2002.

This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	PARENT		CONSOLIDATED	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
Note 11. Auditors' remuneration				
Auditing the financial statements and consolidated financial statements				
- current year	-	-	**2,820**	1,507
- prior year	-	-	-	456
Assurance services in accordance with regulatory requirements	-	-	**628**	205
Other assurance services	-	-	**1,475**	755
	-	-	**4,923**	2,923
Other services				
- taxation services	-	-	**318**	457
- due diligence and other services on acquisitions, divestment and capital transactions	-	-	**1,288**	538
- legislative and regulatory changes	-	-	**219**	710
- review of enterprise valuation model	-	-	-	202
- corporate culture review	-	-	-	254
- other	-	-	**264**	370
- related practice of the parent entity auditors	-	-	-	13
	-	-	**2,089**	2,544

	PARENT		CONSOLIDATED	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
Note 12. Directors' remuneration				
(a) Information on remuneration of the Directors is as follows: Income of Directors of Insurance Australia Group Limited from the entity and all related parties in relation to the management of the affairs of the IAG Group	**3,433**	3,080	**-**	-
Income of all Directors of IAG Group entities in relation to the management of the affairs of the IAG Group	**-**	-	**3,720**	3,405

	PARENT Total remuneration in relation to the management of the affairs of the IAG Group	
	2003	2002
(b) Number of Directors of Insurance Australia Group Limited whose remuneration was within the following bands:		
$ 70,000 - $ 79,999	**-**	2
$ 80,000 - $ 89,999	**4**	5
$ 90,000 - $ 99,999	**2**	1
$ 100,000 - $ 109,999	**2**	-
$ 120,000 - $ 129,999	**-**	1
$ 300,000 - $ 309,999	**-**	1
$ 340,000 - $ 349,999	**1**	-
$1,970,000 - $1,979,999	**-**	1
$2,340,000 - $2,349,999	**1**	-

The Company acts as a holding company for the consolidated entity and does not provide remuneration in its own right. All remuneration is paid by other entities within the consolidated entity.

(c) Share-based remuneration plans

The following plans have been approved at Annual General Meetings:

(i) The non-executive Directors are to receive at least 20%, but not in excess of 90%, of their annual base fee in ordinary shares of the Company under the Non-executive Directors' Share Plan, rather than in cash. This has been approved for the three years to November 2005.

(ii) The Executive Director was granted rights under the Performance Share Rights Plan and Performance Awards Rights Plan (refer to note 47 for details of these plans). Allocations were approved at both the 2001 and 2002 Annual General Meetings.

Note 13. Remuneration of executives

	CONSOLIDATED	
	2003	2002
	$000	$000
(a) Total of the remuneration in excess of $100,000 received or due and receivable from the IAG Group by executive officers of the IAG Group for the financial year	**18,630**	18,407

The parent entity is a non-operating holding company which does not employ any staff.

Executives' remuneration does not include premiums paid by the IAG Group in respect of directors' and officers' liabilities and legal expenses insurance contracts, as the insurance policies do not specify premiums paid in respect of individual executives. The remuneration of executives who work wholly or mainly outside Australia are also not included in this disclosure.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

Note 13. Remuneration of executives (continued)

	CONSOLIDATED 2003	2002
(b) The number of executive officers of the IAG Group whose remuneration is in excess of $100,000 and falls within the following bands:		
$ 120,000 - $ 129,999	-	1
$ 190,000 - $ 199,999	-	1
$ 210,000 - $ 219,999	-	1
$ 240,000 - $ 249,999	-	1
$ 320,000 - $ 329,999	-	1
$ 330,000 - $ 339,999	-	1
$ 340,000 - $ 349,999	-	1
$ 350,000 - $ 359,999	2	-
$ 370,000 - $ 379,999	1	-
$ 390,000 - $ 399,999	-	1
$ 400,000 - $ 409,999	2	-
$ 420,000 - $ 429,999	-	1
$ 480,000 - $ 489,999	-	1
$ 520,000 - $ 529,999	1	1
$ 540,000 - $ 549,999	-	1
$ 560,000 - $ 569,999	1	-
$ 590,000 - $ 599,999	1	-
$ 600,000 - $ 609,999	1	1
$ 630,000 - $ 639,999	1	-
$ 640,000 - $ 649,999	1	-
$ 650,000 - $ 659,999	1	-
$ 670,000 - $ 679,999	-	1
$ 680,000 - $ 689,999	-	1
$ 690,000 - $ 699,999	1	-
$ 750,000 - $ 759,999	1	-
$ 770,000 - $ 779,999	-	1
$ 800,000 - $ 809,999	-	1
$ 890,000 - $ 899,999	-	1
$ 930,000 - $ 939,999	1	-
$ 950,000 - $ 959,999	-	1
$ 960,000 - $ 969,999	1	-
$ 1,060,000 - $ 1,069,999	-	1
$ 1,150,000 - $ 1,159,999	1	-
$ 1,210,000 - $ 1,219,999	1	-
$ 1,330,000 - $ 1,339,999	1	-
$ 1,490,000 - $ 1,499,999	1	-
$ 1,610,000 - $ 1,619,999	-	1
$ 1,660,000 - $ 1,669,999	1	-
$ 1,750,000 - $ 1,759,999	-	1
$ 1,970,000 - $ 1,979,999	-	1
$ 2,340,000 - $ 2,349,999	1	-
$ 2,410,000 - $ 2,419,999	-	1

The Company has issued rights under the Performance Share Rights Plan ("PSRs" – related to unissued shares) and Performance Award Rights Plan ("PARs" – related to unissued shares) to certain executives during the current and prior years. Each executive who participates in the PSRs and/or PARs becomes eligible to receive a number of shares by paying $1 per tranche of rights allocated, subject to a specific performance hurdle.

In accordance with Australian Securities & Investment Commission guidance which is based on the Australian Accounting Standards Board Exposure draft " Request for comment on IASB ED2 share-based payments" an actuarial valuation of PSRs and PARs was undertaken. The valuation uses a Monte-Carlo Value method which takes into account the share price at grant date, expected life of the options, the volatility in price of the underlying shares of IAG and expected dividends.

An allocated portion of the PSRs and PARs is included in the total remuneration of executives disclosed above for both periods as required by Australia Securities & Investment Commission guidance. Allocation is based on services received for the period. Refer to note 1 (y) (iv) for details of accounting policies on various share-based remuneration plans in operation for the IAG Group.

Note 13. Remuneration of executives (continued)

(c) Termination payment to a former officer
The previous Chief Executive Officer (Mr Eric Dodd) instituted proceedings against the Company claiming damages in relation to the termination of his contract of employment in April 2001. This dispute (which was comprised of the termination claim as well as other claims against the Company) was settled during the year for $1.2 million.

	PARENT		CONSOLIDATED	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Note 14. Current assets - receivables				
Reinsurance and other recoveries	-	-	**350**	241
Provision for doubtful debts	-	-	**(2)**	(2)
	-	-	**348**	239
Trade debtors	-	-	**117**	170
Provision for doubtful debts	-	-	**(10)**	(5)
	-	-	**107**	165
Premium funding loans secured on policies	-	-	**77**	-
Provision for doubtful debts	-	-	**(1)**	-
	-	-	**76**	-
Premium receivable	-	-	**1,505**	739
Other debtors	-	-	**512**	376
	-	-	**2,548**	1,519
Note 15. Current assets - investments				
Quoted				
Government and semi-government stocks and bonds	-	-	**427**	-
Shares in other parties	-	-	**16**	221
Options for shares	-	-	**24**	3
Unit trusts	-	-	**8**	118
Bonds	-	-	**111**	-
Other	-	-	**85**	-
	-	-	**671**	342
Unquoted				
Shares in other parties	-	-	-	3
Options for shares	-	-	**20**	-
Unit trusts	-	-	**111**	79
Deposits in other parties	-	-	**156**	51
Commercial bills	-	-	**1,456**	1,140
Unsecured notes	-	-	**113**	-
Other investments (gross of unearned income)	-	-	**58**	4
	-	-	**1,914**	1,277
	-	-	**2,585**	1,619

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	PARENT		CONSOLIDATED	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Note 16. Current assets - current tax assets				
Income tax recoverable	**3**	-	**40**	6
Note 17. Current assets - other				
Prepayments	-	-	**337**	90
Deferred acquisition costs	-	-	**484**	221
Inventories	-	-	**2**	2
	-	-	**823**	313
Note 18. Non-current assets - receivables				
Reinsurance and other recoveries	-	-	**407**	198
Provision for doubtful debts	-	-	**(6)**	(6)
	-	-	**401**	192
Note 19. Non-current assets - investments				
Quoted				
Government and semi-government stocks and bonds	-	-	**2,732**	1,703
Shares in other parties	-	-	**2,228**	2,406
Unit trusts	-	-	**165**	123
Bonds	-	-	**362**	-
	-	-	**5,487**	4,232
Unquoted				
Shares in other parties	-	-	**127**	626
Shares in controlled entities	**4,246**	3,387	**-**	-
Unit trusts	-	-	**159**	155
Deposits in other parties	-	-	**874**	821
Unsecured notes	-	-	**206**	464
Other investments (gross of unearned income)	-	-	**348**	127
	4,246	3,387	**1,714**	2,193
Freehold properties	-	-	**37**	39
Leasehold properties	-	-	**8**	7
	-	-	**45**	46
	4,246	3,387	**7,246**	6,471

The properties were valued at 30 June 2003 by the independent valuer, Mr Scott Fullarton F.A.P.I. of Scott Fullarton Valuations Pty Limited.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

		PARENT		CONSOLIDATED	
		2003	2002	**2003**	2002
		$m	$m	**$m**	$m
Note 20. Non-current assets - plant and equipment					
Motor vehicles		-	-	**54**	36
Accumulated depreciation		-	-	**(15)**	(7)
Written down value		-	-	**39**	29
Office and other plant and equipment		-	-	**287**	193
Accumulated depreciation		-	-	**(187)**	(127)
Written down value		-	-	**100**	66
		-	-	**139**	95
Reconciliations:					
(i) Motor vehicles					
Balance at the beginning of the financial year		-	-	**29**	29
Additions		-	-	**27**	22
Depreciation expense		-	-	**(7)**	(5)
Disposals		-	-	**(10)**	(17)
Balance at the end of the financial year		-	-	**39**	29
(ii) Office and other plant and equipment					
Balance at the beginning of the financial year		-	-	**66**	75
Additions		-	-	**67**	22
Depreciation expense		-	-	**(28)**	(26)
Disposals		-	-	**(5)**	(5)
Balance at the end of the financial year		-	-	**100**	66
Note 21. Non-current assets - deferred tax assets					
Future income tax benefits relating to					
- tax losses carried forward		-	-	**84**	28
- other		-	-	**242**	178
		-	-	**326**	206
Note 22. Non-current assets - intangible assets					
Goodwill - at cost	38(b)	-	-	**1,678**	603
Accumulated amortisation	1(w)	-	-	**(95)**	(31)
		-	-	**1,583**	572
Intangibles - at cost		-	-	**101**	101
Accumulated amortisation	1(x)	-	-	**(58)**	(41)
		-	-	**43**	60
		-	-	**1,626**	632
Note 23. Non-current assets - other					
Deferred acquisition costs		-	-	**29**	1
Prepayments		-	-	**3**	-
		-	-	**32**	1

		PARENT		CONSOLIDATED	
		2003	2002	**2003**	2002
		$m	$m	**$m**	$m
Note 24. Current liabilities - payables					
Trade creditors		-	-	**482**	321
Other creditors		-	-	**331**	199
Loan from other party		-	-	**78**	761
		-	-	**891**	1,281
Note 25. Current liabilities – interest-bearing liabilities					
Unsecured					
Commercial paper		-	-	**136**	224
Note 26. Current liabilities - current tax liabilities					
Provision for income tax		-	9	**106**	49
Note 27. Current liabilities - provisions					
Restructure costs		-	-	**53**	-
Employee entitlements		-	-	**121**	84
		-	-	**174**	84
Movements in provision for restructure costs:					
Balance at the beginning of the financial year		-	-	-	-
Provisions established at acquisition of CGU/NZI	38(b)	-	-	**48**	-
Additional provisions recognised	8	-	-	**45**	-
Paid during the year		-	-	**(40)**	-
Balance at the end of the financial year		-	-	**53**	-

A provision for restructure costs of $48 million was established for restructuring the operations of CGU/NZI, involving rationalisation of employees in both Australia and New Zealand, decommissioning of IT systems and exiting surplus premises. A balance of $34 million remains in the provision as at 30 June 2003.

	PARENT 2003 $m	PARENT 2002 $m	CONSOLIDATED 2003 $m	CONSOLIDATED 2002 $m
Note 28. Outstanding claims				
(a) Expected future claims payments (undiscounted)	-	-	**6,579**	4,178
Discount to present value	-	-	**(604)**	(493)
Liability for outstanding claims	-	-	**5,975**	3,685
Current	-	-	**2,147**	1,268
Non-current	-	-	**3,828**	2,417
	-	-	**5,975**	3,685

Note 28. Outstanding claims (continued)

(b) The following average inflation (normal and superimposed) rates and discount rates were used in the measurement of outstanding claims and recoveries at balance date:

	Notes	PARENT		CONSOLIDATED	
		2003	2002	**2003**	2002
		%	%	**%**	%
For the succeeding year:					
- normal inflation rate		-	-	**3.0 - 4.0**	2.8 - 3.6
- superimposed inflation rate		-	-	**3.0 - 7.5**	4.5 - 6.5
- discount rate		-	-	**4.4 - 4.5**	4.5 - 6.4
For subsequent years:					
- normal inflation rate		-	-	**3.0 - 4.0**	2.8 - 4.0
- superimposed inflation rate		-	-	**3.0 - 7.5**	4.5 - 6.3
- discount rate		-	-	**4.3 - 5.7**	4.5 - 6.4

(c) The weighted average expected term to settlement of the gross outstanding claims from the balance date is estimated to be 35 months (2002 – 28 months). The movement from 28 months to 35 months is largely attributable to the acquisition of CGU/NZI.

	Notes	**2003**	2002	**2003**	2002
		$m	$m	**$m**	$m
Note 29. Non-current liabilities - interest-bearing liabilities					
Unsecured					
Senior term notes	(i)	-	-	**87**	86
Subordinated term notes	(ii)			**299**	-
US subordinated term notes	(iii)	-	-	**358**	-
		-	-	**744**	86

(i) The senior term notes were issued through IAG (NZ) Holdings Limited (formerly NRMA (NZ) Holdings Limited) medium-term note programme. NZ$100 million of notes were issued, of which NZ$50 million are maturing in August 2005 and NZ$50 million are maturing in August 2008. This programme is denominated in NZ dollars and translated into the equivalent A$ using balance date exchange rate.
(ii) The subordinated term notes ($300 million) were issued through Insurance Australia Limited (formerly NRMA Insurance Limited) debt issuance programme, maturing November 2012. $250 million is at fixed rate and $50 million is at floating rate. These notes qualify as Lower Tier 2 capital for the purposes of the IAG Group's APRA regulatory capital position.
(iii) The US subordinated term notes (US$240 million) were issued by NRMA Insurance Funding 2003 Limited (a wholly-owned subsidiary of Insurance Australia Limited), maturing April 2015. These notes qualify as Lower Tier 2 capital for the purposes of the IAG Group's APRA regulatory capital position. These are fixed rate notes with the principal and interest flows denominated in US dollars which are then hedged with cross currency swaps.

Note 30. Non-current liabilities - deferred tax liabilities

Provision for deferred income tax	-	-	**59**	135

Note 31. Non-current liabilities - provisions

Employee entitlements	-	-	**43**	18

	PARENT/CONSOLIDATED			
	2003		2002	
Note 32. Contributed equity	**Number of shares million**	**$m**	Number of shares million	$m
Share capital				
Issued and fully paid ordinary shares	**1,683**	**3,434**	1,301	2,509
Issued and fully paid reset preference shares	**6**	**539**	4	343
	1,689	**3,973**	1,305	2,852
Movements in ordinary shares:				
Balance at the beginning of the financial year	**1,301**	**2,509**	1,399	2,687
Ordinary shares issue	**355**	**880**	-	-
Ordinary shares issued under Dividend Reinvestment Plan	**27**	**75**	-	-
Shares bought back off-market	**-**	**-**	(98)	(175)
Less: transaction costs arising on share issues	**-**	**(30)**	-	-
Less: transaction costs arising on share buy-back	**-**	**-**	-	(3)
Balance at the end of the financial year	**1,683**	**3,434**	1,301	2,509
Movements in reset preference shares:				
Balance at the beginning of the financial year	**4**	**343**	-	-
Shares issued	**2**	**200**	4	350
Less: transaction costs arising on share issue	**-**	**(4)**	-	(7)
Balance at the end of the financial year	**6**	**539**	4	343

(i) Ordinary shares:
Ordinary shares entitle the holder to participate in the dividends and the proceeds on winding up the Company in proportion to the number of, and amounts paid on, the shares held. Dividends, if declared, are subject to there being distributable profits, such payment not causing the IAG Group to breach the APRA capital adequacy guidelines, the amount of the dividend not exceeding the profit after tax of the IAG Group for the immediately preceding financial year less the aggregate amount of dividends paid by IAG in the then current financial year (unless APRA indicates it has no objection) and APRA not otherwise objecting to the payment.

(ii) Reset preference shares:
The reset preference shares entitle the holder to a preferred, but not cumulative, dividend (currently 5.8% per annum for the first issue in June 2002 ("IAGPA") and 4.51% for the second issue in June 2003 ("IAGPB")). Dividends, if declared, are subject to there being profits available for payment of a dividend on the reset preference shares, such payment not causing the IAG Group to breach the APRA capital adequacy guidelines, the amount of the dividend not exceeding the profit after tax of the IAG Group for the immediately preceding financial year less the aggregate amount of dividends paid by IAG in the then current financial year (unless APRA has no objection) and APRA not otherwise objecting to the payment. The rate, frequency and timing of the payment of dividends can be reset by the Company on a reset date. Dividends will be paid in priority to any dividends on ordinary shares. If dividends are not paid for reset preference shares, no dividends can be paid and no returns of capital can be made on ordinary shares until such time as the dividend stop is released in accordance with the terms of reset preference shares issue. Reset preference shares rank before ordinary shares in the event of the Company being wound up. The reset preference shares do not carry voting rights at general meetings. The first reset dates are 15 June 2007 for IAGPA and 15 June 2008 for IAGPB.

(iii) Dividend reinvestment plan:
During the year ended 30 June 2003, the Company launched a Dividend Reinvestment Plan. Shareholders can elect to take their dividend entitlement by way of shares on the average share market price, less discount (if any as the Directors may determine) calculating over the pricing period (which will be at least five trading days) as determined by the Directors for each dividend payment date.

(iv) Share buy-back:
During the year ended 30 June 2002, 98 million ordinary shares representing 6.99% of issued share capital were bought back and cancelled under the terms of a share buy-back plan. The plan was an off-market buy-back. The buy-back price per share was $3.05 which comprised a capital component of $1.78 and the balance of $1.27 as a fully franked dividend. There was no share buy-back plan during the year ended 30 June 2003.

Note 32. Contributed equity (continued)

(v) Performance share rights plan:
A Performance Share Rights Plan, which was approved at the Annual General Meeting held on 28 November 2000 was in operation. During the financial year, a total of 0.1 million rights (2002 - 1 million) was issued for nil consideration (2002 - nil consideration). One right can be converted into one unissued ordinary share of the Company at the date of exercise of the right. These rights lapse upon the termination of employment with IAG Group, other than termination due to redundancy. Refer to note 47 (f) for details.

	Notes	PARENT		CONSOLIDATED	
		2003	2002	**2003**	2002
		$m	$m	**$m**	$m
Note 33. Retained profits / (accumulated losses)					
Retained profits / (accumulated losses)		**145**	213	**(396)**	(375)
Movements in retained profits / (accumulated losses)					
Balance at the beginning of the financial year		**213**	115	**(375)**	(164)
Net profit / (loss) attributable to shareholders of Insurance Australia Group Limited		**106**	284	**153**	(25)
Utilised in shares bought back off-market		**-**	(123)	**-**	(123)
Dividends declared	10	**(174)**	(63)	**(174)**	(63)
Balance at the end of the financial year		**145**	213	**(396)**	(375)

Retained profits:
During the year, the Company received total dividends of $Nil (2002 - $248 million) from Insurance Australia Limited (formerly NRMA Insurance Limited) from its pre-demutualisation retained profits.

The treatment of this dividend has been in accordance with an order dated 14 February 2000, obtained from the Australian Securities & Investments Commission as explained in note 1 (a) (ii).

Note 34. Total equity reconciliation

	Notes	PARENT 2003 $m	PARENT 2002 $m	CONSOLIDATED 2003 $m	CONSOLIDATED 2002 $m
Total equity at the beginning of the financial year		**3,065**	2,802	**2,979**	3,388
Total changes in equity recognised in the statement of financial performance		**106**	284	**153**	(25)
Transactions with owners as owners:					
- contributions of equity, inclusive of transaction costs	32	**925**	-	**925**	-
- reset preference shares, inclusive of transaction costs	32	**196**	343	**196**	343
- share buy-back, inclusive of transaction costs		**-**	(301)	**-**	(301)
- dividends declared	10	**(174)**	(63)	**(174)**	(63)
Movement in foreign currency translation reserves on foreign controlled entities		**-**	-	**(1)**	(1)
Total changes in outside equity interest		**-**	-	**(25)**	(362)
Total equity at the end of the financial year		**4,118**	3,065	**4,053**	2,979

	CONSOLIDATED 2003 cents	2002 cents
Note 35. Earnings per share		
(a) Ordinary shares		
Basic earnings per share	**8.65**	(1.78)
Diluted earnings per share	**8.61**	(1.77)

	2003 Number of shares	2002 Number of shares
(i) Reconciliation between basic earning per share denominator and weighted earnings per share denominator		
Weighted average number of ordinary shares outstanding during the financial year used in calculation of the basic earnings per share	**1,528,509,810**	1,397,600,949
Potential ordinary shares		
Expiry date 21 December 2010	**1,712,116**	1,712,117
Expiry date 30 April 2011	**3,796,147**	3,796,152
Expiry date 2 August 2011	**190,696**	173,978
Expiry date 22 October 2011	**134,998**	93,204
Expiry date 13 December 2011	**1,000,000**	547,945
Expiry date 5 March 2012	**521,893**	168,722
Expiry date 15 July 2012	**98,300**	-
Cancelled potential ordinary shares	**(671,223)**	(390,290)
Weighted average number of ordinary shares outstanding during the financial year used in calculation of the diluted earnings per share	**1,535,292,737**	1,403,702,777

Potential ordinary shares consist of rights granted to employees under the Performance Share Rights Plan.

	2003 $m	2002 $m
(ii) Reconciliation of earnings used in calculating earnings per share		
Net (loss) / profit	**217**	(83)
Net loss / (profit) attributable to outside equity interests	**(64)**	58
Net profit attributable to reset preference shares	**(21)**	-
Earnings used in calculating basic and diluted earnings per share	**132**	(25)

Note 35. Earnings per share (continued)

(b) Reset preference shares

	CONSOLIDATED	
	2003 cents	2002 cents
Basic earnings per share	**587.36**	-

	2003 Number of shares	2002 Number of shares
(i) Reconciliation between basic earnings per share denominator and weighted earnings per share denominator		
Weighted average number of reset preference shares outstanding during the financial year used in calculation of the basic earnings per share	**3,560,274**	249,315

	2003 $m	2002 $m
(ii) Reconciliation of earnings used in calculating earnings per share		
Net profit used in calculating basic earnings per share	**21**	-

There are no potential reset preference shares on issue.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	PARENT		CONSOLIDATED	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Note 36. Reconciliation of net cash provided by operating activities to profit / (loss) from ordinary activities after income tax				
Net cash provided by operating activities	**102**	247	**825**	531
Depreciation	**-**	-	**(35)**	(31)
Amortisation of goodwill and intangibles	**-**	-	**(81)**	(43)
Realised gains / (losses) on disposal of investments	**-**	45	**(44)**	(302)
Unrealised (losses) / gains on revaluation of investments	**-**	-	**(52)**	(143)
Loss on disposal of plant and equipment	**-**	-	**(3)**	(4)
Foreign exchange losses	**-**	-	**(13)**	(31)
Bad and doubtful debts	**-**	-	**(5)**	(5)
Other	**-**	-	**(4)**	(6)
Increase / (decrease) in operating assets				
Receivables	**-**	-	**(127)**	12
Other	**-**	-	**19**	82
Decrease / (increase) in operating liabilities				
Payables	**-**	-	**115**	97
Provisions	**4**	(8)	**19**	230
Outstanding claims	**-**	-	**(137)**	(360)
Unearned premium	**-**	-	**(277)**	(119)
Gross life insurance policy liabilities	**-**	-	**17**	9
Profit / (loss) from ordinary activities after income tax	**106**	284	**217**	(83)

	PARENT		CONSOLIDATED	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Note 37. Reconciliation of cash				
For the purposes of the statements of cash flows, cash includes cash on hand and in banks, deposits at call and money market investments readily convertible to cash within two working days, net of outstanding bank overdrafts.				
Cash	**2**	2	**626**	253

Note 38. Business acquired

(a) Parent entity

During the year ended 30 June 2002, the parent entity acquired 100% of the ordinary shares of Insurance Australia Group Services Pty Limited from Insurance Australia Limited (formerly NRMA Insurance Limited) at a purchase price of $0.2 million being equal to the fair value of net assets acquired.

(b) Consolidated entity

2003

The consolidated entity acquired the following on 2 January 2003:

(i) 100% of the ordinary shares of CGU Insurance Australia Limited and its controlled entities in Australia;
(ii) 100% of the ordinary shares of Belves Investments Limited and its controlled entities in New Zealand; and
(iii) the New South Wales workers compensation statutory fund managed by Zurich Insurance Limited.

2002

Effective 30 June 2002, the consolidated entity reorganised its corporate structure. The details were as follows:

(i) Insurance Australia Limited (formerly NRMA Insurance Limited) acquired 100% of ordinary shares of NRMA (Western Australia) Pty Limited and its controlled entities (being SGIO Insurance Limited group) from NRMA Life Limited at a purchase price of $476 million. This change created goodwill on consolidation of $302 million equal to the excess of net market of an interest in a controlled entity previously recognised by NRMA Life Limited under AASB1038: Life Insurance Business.

(ii) Insurance Australia Group Services Pty Limited acquired 100% of ordinary shares of NRMA Financial Management Limited, NRMA Information Services Pty Limited and NRMA Asset Management Limited and its controlled entities from Insurance Australia Limited (formerly NRMA Insurance Limited) at a total purchase price of $275 million. This change has no impact on goodwill in the consolidated entity.

Note 38. Business acquired (continued)

(b) Consolidated entity (continued)

Details of the acquisitions are as follows:

	PARENT		CONSOLIDATED	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Consideration:				
Purchase price paid	-	-	**1,834**	-
Other acquisition costs paid	-	-	**28**	-
	-	-	**1,862**	-
Fair value of net assets of entities acquired:				
Cash assets	-	-	**218**	-
Receivables	-	-	**1,366**	-
Investments	-	-	**2,449**	-
Plant and equipment	-	-	**44**	-
Payables	-	-	**(405)**	-
Provisions	-	-	**(67)**	-
Unearned premium	-	-	**(1,185)**	-
Outstanding claims	-	-	**(2,155)**	-
Other	-	-	**567**	-
Provision for restructure costs	-	-	**(48)**	-
Outside equity interests	-	-	**(4)**	-
	-	-	**780**	-
Goodwill	-	-	**1,082**	-
	-	-	**1,862**	-
Net cash flow on acquisition of controlled entities:				
Cash consideration paid	-	-	**(1,862)**	-
Cash balance acquired	-	-	**218**	-
Outflow of cash	-	-	**(1,644)**	-
Profit from ordinary activities before tax of the acquired entities contributed to the IAG Group	-	-	**88**	-

The profit from ordinary activities before tax of the acquired entities contributed to the IAG Group has been determined based on the results of the entities from the date of acquisition to 30 June 2003 after allowing for amortisation of goodwill, restructuring costs and borrowing costs associated with the acquisition.

Note 39. Business disposed

During the year ended 30 June 2002, the parent entity disposed 100% of the ordinary shares in NRMA Building Society Limited and its controlled entities.

	PARENT		CONSOLIDATED	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Details of the disposals are as follows (in aggregate):				
Sale proceeds:				
Cash	-	138	-	138
Fair value of net assets of controlled entities disposed:				
Cash assets	-	30	-	30
Receivables	-	2	-	2
Loans	-	1,196	-	1,196
Investments	-	170	-	170
Plant and equipment	-	2	-	2
Deposits	-	(827)	-	(827)
Payables	-	(43)	-	(43)
Borrowings	-	(448)	-	(448)
Provisions	-	(13)	-	(13)
Other	-	19	-	19
	-	88	-	88
Add: Costs associated with disposal including restructure of operations	-	5	-	5
	-	93	-	93
Profit on disposal	-	45	-	45
Net cash flow on disposal of controlled entities:				
Cash proceeds received (net of disposal costs)	-	133	-	133
Cash balance disposed	-	-	-	(200)
Inflow / (outflow) of cash	-	133	-	(67)

	Notes	PARENT 2003 $m	PARENT 2002 $m	CONSOLIDATED 2003 $m	CONSOLIDATED 2002 $m
Note 40. Financing arrangements					
Facilities available:					
(a) Standby letter of credit facility	(i)	-	-	**30**	36
(b) Standby facility	(ii)	-	-	**50**	50
(c) Debt issuance programme	(iii)	-	-	**750**	750
(d) NZ short-term note programme	(iv)	-	-	**175**	259
(e) NZ medium-term note programme	(v)	-	-	**175**	259
Facilities drawn at balance date:					
(a) Standby letter of credit facility		-	-	**3**	14
(b) Standby facility		-	-	-	-
(c) Debt issuance programme		-	-	**435**	110
(d) NZ short-term note programme		-	-	-	114
(e) NZ medium-term note programme		-	-	**87**	86

(i) The standby letter of credit facility is denominated in US dollars and was translated into equivalent A$ using the balance date exchange rate.

(ii) Interest on this standby facility when drawn down is charged at a margin over the bank bill rate. The facility type is for liquidity support in the event that Insurance Australia Limited (formerly NRMA Insurance Limited) (and previously by NRMA Insurance Group Finance Limited) is unable to refinance maturing obligations under the debt issuance programme due to a market disturbance. This facility was novated across to Insurance Australia Limited on 30 July 2003.

(iii) Insurance Australia Limited has a $750 million debt issuance programme. In previous years, this programme was under NRMA Insurance Group Finance Limited. Standard & Poor's has assigned its "AA" long-term and "A-1+" short-term ratings to the programme's senior obligations and "AA-" to its subordinated notes. Insurance Australia Limited is rated "AA" for its insurer financial strength and counterparty credit ratings.

(iv) NRMA (NZ) Holdings Limited has a NZ$200 million (2002 - NZ$300 million) short-term note programme. Standard & Poor's has assigned a "A-1+" short-term rating to the programme. The programme is guaranteed by Insurance Australia Limited. The programme is supported by a NZ$50 million liquidity backup facility. This programme is denominated in NZ dollars and was translated into equivalent A$ using the balance date exchange rate.

(v) NRMA (NZ) Holdings Limited has a NZ$200 million (2002 - NZ$300 million) medium-term note programme. Standard & Poor's has assigned a "AA" long-term rating to the guaranteed and unsubordinated series of wholesale notes issued under the programme. The programme is guaranteed by Insurance Australia Limited. This programme is denominated in NZ dollars and was translated into equivalent A$ using the balance date exchange rate.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

Note 41. Commitments

	PARENT		CONSOLIDATED	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
(a) Capital commitments:				
Property				
- due within 1 year	-	-	**23**	6
(b) Lease and rental commitments:				
Property				
- due within 1 year	-	-	**82**	59
- due within 1 to 2 years	-	-	**72**	51
- due within 2 to 5 years	-	-	**159**	122
- due after 5 years	-	-	**61**	56
Plant and equipment				
- due within 1 year	-	-	**21**	15
- due within 1 to 2 years	-	-	**13**	5
- due within 2 to 5 years	-	-	**9**	2
	-	-	**417**	310
(c) Other commitments:				
- due within 1 year	-	-	**8**	6
- due within 1 to 2 years	-	-	**9**	7
	-	-	**17**	13

Note 42. Contingencies

(a) In the normal course of business the IAG Group is exposed to legal issues, including litigation arising out of insurance policies. Other than those matters referred to below, the Directors do not believe that there are any potential material litigation exposures to the IAG Group.

(b) In the normal course of business, the IAG Group enters into various types of investment contracts that can give rise to contingent liabilities. These include forward exchange contracts, financial futures, interest rate swaps, exchange traded options and forward rate agreements. These contracts are generally entered into in the normal management of the investment portfolio. Accordingly, details of such contingent liabilities have not been included in this note.

(c) In the normal course of business, the IAG Group enters into various types of business contracts that give rise to contingent liabilities. These include guarantees for performance obligations and undertakings for maintenance for net worth and liquidity support to controlled entities in the IAG Group.

(d) As disclosed in prior years, in the normal course of its operations, Insurance Australia Limited ("IAL") (formerly NRMA Insurance Limited) entered a quota share reinsurance contract with a US insurer ("the Ceding Insurer") for one year from 1 July 1997.

IAL accepted 50% of a 20% Whole Account Quota Share Reinsurance Treaty of the property and casualty insurance and reinsurance business written by the Ceding Insurer ("the Treaty").

Court proceedings were commenced by IAL against the Ceding Insurer and other parties in 1999. The dispute with the Ceding Insurer has been referred to arbitration.

The other insurers to the Treaty have separate arbitration proceedings against the Ceding Insurer.

The arbitration involving IAL is being heard in two parts. The arbitration panel in November 2002 ruled in favour of IAL in relation to the preliminary issue, that the Treaty is not retroactive and therefore does not cover loss occurrences prior to 1 July 1997. The second part of the case is scheduled to be heard in October 2003 and will examine whether the Treaty should in any event be rescinded.

IAL holds a letter of credit for US$25 million (A$37 million) as security if it is successful in its claim. Whilst IAL believes its case is strong, if IAL was wholly unsuccessful in its claim, it could lose the amount of US$25 million (A$37 million) recognised as an asset in the financial report and record a further loss of US$13 million (A$19 million). In stating these amounts IAL has not taken into account the recent ruling of the arbitration panel in its favour. IAL is currently unable to quantify the effect this ruling may have on its potential losses if it were to be wholly unsuccessful in the second part of the case.

Note 43. New South Wales worker's compensation managed funds

During the financial year, three (2002 - two) controlled entities were licensed insurers under the New South Wales Workers' Compensation Act 1987 ("the Act"). In accordance with the requirements of the Act, the controlled entities established and maintained statutory funds in respect of the issue and renewal of policies of insurance. On 1 July 2003, two of the three licensed insurers handed back the licences to WorkCover Authority of New South Wales. The three statutory funds managed have been merged and are managed under the retained licence held by CGU Workers Compensation (NSW) Limited, a wholly-owned controlled entity of the IAG Group.

The application of the statutory funds is restricted to the payment of claims, related expenses and other payments authorised under the Act. WorkCover New South Wales advises that the licensed insurers have no liability under the Act in the event of a deficiency in statutory funds and the Australian Taxation Office confirmed that the statutory funds are exempt from income tax as WorkCover New South Wales holds a vested interest in the income of the statutory funds. For these reasons, the statutory funds are of a separate and distinct nature and therefore it is not appropriate to include the assets and liabilities of these funds with the other assets and liabilities of the consolidated entity. Accordingly, the income and expenses of the statutory funds have been excluded from the consolidated statement of financial performance and the assets and liabilities of the funds have been excluded from the consolidated statement of financial position.

Under the Act, the controlled entities are required to have an actuarial valuation of the financial position of the statutory funds, including a valuation of liabilities, at least once in each three year period or such other period as may be prescribed by Regulation. Accordingly, a fund method of accounting is adopted whereby the balance of the statutory funds is carried forward until the financial positions of the statutory funds are determined after actuarial investigation. Following this determination, WorkCover New South Wales may direct the transfer of any surplus in accordance with the Act, including transfers to other statutory funds of the controlled entities or to the statutory funds of another licensed insurer.

The Australian Securities & Investments Commission has, by class order 00/321, exempted the controlled entities and the consolidated entity from compliance with the Corporations Act 2001 to the extent it is necessary to adopt the above method of fund accounting.

	2003	2002
	$m	$m
Unaudited consolidated statutory funds statement of financial position (which are not consolidated into the IAG consolidated statement of financial position)		
Current assets		
Cash and short-term deposits	**11**	5
Receivables	**80**	31
Non-current assets		
Investments, at market value	**1,033**	633
Total assets	**1,124**	669
Current liabilities		
Payables	**23**	16
Unearned premium	**96**	45
Statutory funds to meet outstanding claims and statutory transfers	**1,005**	608
Total liabilities and statutory funds	**1,124**	669

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

Note 44. Details of controlled entities and joint ventures

The following entities constitute the IAG Group:

	Notes	Country of incorporation / formation	Percentage of shares / units held 2003 %	2002 %
Parent entity				
Insurance Australia Group Limited		Australia	-	-
Controlled entities				
Insurance Australia Limited (formerly NRMA Insurance Limited)		Australia	**100.00**	100.00
IAG Re Limited	C	Ireland	**100.00**	100.00
NRMA Information Services Pty Limited		Australia	**100.00**	100.00
NRMA Financial Planning Pty Limited	A	Australia	**100.00**	100.00
NRMA Financial Management Limited		Australia	**100.00**	100.00
IAG Asset Management Limited (formerly NRMA Asset Management Limited)		Australia	**100.00**	100.00
IAG Nominees Pty Limited (formerly NRMA Nominees Pty Limited)		Australia	**100.00**	100.00
NRMA Woden Pty Limited	A	Australia	**100.00**	100.00
NRMA Investment Management Cash Management Trust	(i), B	Australia	**90.83**	90.55
NRMA Investment Management Fixed Interest Trust	(i), B	Australia	**58.87**	60.39
NRMA Investment Management Property Trust	(i), B	Australia	**100.00**	100.00
NRMA Investment Management Private Equity Trust	(i), B	Australia	**84.46**	86.73
NRMA Investment Management Equity Trust Australia	(i), B	Australia	**87.45**	83.68
Insurance Australia Group Services Pty Limited	A	Australia	**100.00**	100.00
NRMA Life Limited		Australia	**100.00**	100.00
NRMA Life Nominees Pty Limited		Australia	**100.00**	100.00
NRMA (Western Australia) Pty Limited		Australia	**100.00**	100.00
SGIO Insurance Limited		Australia	**100.00**	100.00
NRMA Health Pty Limited		Australia	**100.00**	100.00
SGIC Holdings Limited		Australia	**100.00**	100.00
SGIC General Insurance Limited		Australia	**100.00**	100.00
SGIC Services Pty Limited	A	Australia	**100.00**	100.00
SGIC Insurance Limited		Australia	**100.00**	100.00
SGIC Brand Pty Limited	A	Australia	**100.00**	100.00
NRMA Personal Lines Holdings Pty Limited		Australia	**100.00**	100.00
Insurance Manufacturers of Australia Pty Limited		Australia	**70.00**	70.00
IMA Investments Pty Limited	A	Australia	**70.00**	70.00
World Class Accident Repairs (Cheltenham North) Pty Limited	C	Australia	**70.00**	70.00
Help Insurance Limited		Australia	**100.00**	-
NRMA Insurance Services Limited (formerly Insurance Australia Limited)		Australia	**100.00**	-
NRMA Insurance Group Finance Limited		Australia	**100.00**	100.00
NRMA Staff Superannuation Pty Limited	A	Australia	**100.00**	100.00
NRMA Superannuation Pty Limited	A	Australia	**100.00**	100.00
ACN 093 614 147 Pty Limited (formerly NRMA Workers Compensation (NSW) Pty Limited)	A	Australia	**100.00**	100.00
ACN 003 151 120 Pty Limited (formerly NRMA Workers Compensation (NSW) (No 2) Pty Limited)		Australia	**100.00**	100.00
NRMA Workers Compensation (NSW) (No 3) Limited		Australia	**100.00**	100.00
CGU Workers Compensation (VIC) Limited (formerly NRMA Workers Compensation (VIC) Limited)		Australia	**100.00**	100.00
CGU NRMA Workers Compensation (SA) Limited (formerly NRMA Workers Compensation (SA) Limited)		Australia	**100.00**	100.00
IAG (NZ) Holdings Limited (formerly NRMA (NZ) Holdings Limited)	C	New Zealand	**100.00**	100.00
IAG New Zealand Limited (formerly NRMA Insurance NZ Limited)	C	New Zealand	**100.00**	100.00
State Insurance Limited	C	New Zealand	**100.00**	100.00
New Zealand Car Parts Limited	C	New Zealand	**100.00**	100.00
Direct Insurance Services Limited	C	New Zealand	**100.00**	100.00
IAG (NZ) Share Plan Nominee Limited	C	New Zealand	**100.00**	-
NRMA Insurance International Pty Limited		Australia	**100.00**	100.00
NHCT Limited	(ii), C	Thailand	**49.00**	49.00
Beijing Continental Automobile Association Limited	C	China	**99.00**	99.00
IAG Share Plan Nominee Pty Limited (formerly NRMA Share Plan Nominee Pty Limited)	A	Australia	**100.00**	100.00
NRMA Insurance Funding 2003 Limited		Australia	**100.00**	-

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

Note 44. Details of controlled entities and joint ventures (continued)

	Notes	Place of incorporation / formation	Percentage of shares / units held 2003 %	2002 %
Controlled entities (continued)				
CGU Insurance Australia Limited		Australia	**100.00**	-
CGU Insurance Limited		Australia	**100.00**	-
CGU Investments Pty Ltd		Australia	**100.00**	-
CGU Workers Compensation (NSW) Limited		Australia	**100.00**	-
ACN 081 979 053 Pty Limited (formerly CGU Workers Compensation (SA) Pty Ltd)	A	Australia	**100.00**	-
Union Insurance Company Ltd		Australia	**100.00**	-
Swann Insurance (Aust) Pty Ltd		Australia	**100.00**	-
CGU Premium Funding Pty Ltd		Australia	**100.00**	-
Mutual Community General Insurance Pty Ltd		Australia	**51.00**	-
Pacific Indemnity Underwriting Agency Pty Ltd	A	Australia	**100.00**	-
NZI Insurance Australia Limited		Australia	**100.00**	-
ACN 060 317 571 Limited (formerly CGU Workers Compensation (VIC) Limited)		Australia	**100.00**	-
Sitrof Australia Limited		Australia	**100.00**	-
CGU-VACC Insurance Limited		Australia	**100.00**	-
Clay Heath Pty Ltd	D	Australia	**100.00**	-
Sitrof Holdings Limited	D	Australia	**100.00**	-
Sitrof Equity Pty Ltd	D	Australia	**100.00**	-
Sitrof Superannuation Pty Ltd		Australia	**100.00**	-
Sitrof Life Holdings Limited	D	Australia	**100.00**	-
Commercial Union Holdings (NZ) Limited		New Zealand	**100.00**	-
SWAPL Pty Limited	A	Australia	**100.00**	-
Belves Investments Limited	C	New Zealand	**100.00**	-
NZI Staff Superannuation Fund Nominees Limited	C	New Zealand	**100.00**	-
New Zealand Insurance Limited	C	New Zealand	**100.00**	-
NZIB Investments Limited	C	New Zealand	**100.00**	-
NZI Passive Funds Limited	C	New Zealand	**100.00**	-
NZI Investments Nominees Limited	C	New Zealand	**100.00**	-
Joint venture entities				
Associated Marine Insurers Agents Pty Limited		Australia	**50.00**	-
NTI Limited		Australia	**50.00**	-

A Controlled entities which are small propriety companies and not required to prepare audited accounts.
B No audit required under the terms of its constitution.
C Audited by other KPMG related practices internationally.
D These companies are under the closed group by applying ASIC class order 98/1418 (as amended by class order 98/2017 and 00/321), preparation of financial report is exempted.

(i) As at the balance date, the IAG Group has a majority holding, and has the capacity to control, NRMA Investment Management Cash Management Trust, NRMA Investment Management Fixed Interest Trust, NRMA Investment Management Property Trust, NRMA Investment Management Private Equity Trust and NRMA Investment Management Equity Trust Australia.

(ii) NRMA Insurance International Pty Limited owns 49% of the share capital of NHCT Limited which gives it a majority voting right and the right to appoint the board of directors of NHCT Limited. Therefore, NHCT Limited is a controlled entity of NRMA Insurance International Pty Limited.

(iii) Unless otherwise stated, all controlled entities are audited by KPMG Australia.

Note 45. Outside equity interests

Outside equity interests represent the equity interests held by external parties in controlled entities of the IAG Group.

Note 46. Related party disclosures

(a) Directors
The Directors who held office during the year were:
Mr JA Strong, Mr JF Astbury, Mrs MC Callaghan, Mr GA Cousins, Mrs M Easson, Ms DG Fisher, Mr ND Hamilton, Ms AJ Keating, Mr RA Ross and Mr MJ Hawker.

Details of directors' remuneration are set out in note 12. Apart from the details disclosed in this note, no Director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving directors' interests existing at year end.

(b) Wholly-owned group
The wholly-owned group consists of Insurance Australia Group Limited and its wholly-owned controlled entities. Ownership interests in these wholly-owned controlled entities are set out in note 44.

All transactions that have occurred within the wholly-owned group have been eliminated for consolidation purposes.

Aggregate amounts included in the determination of profit / (loss) from ordinary activities before income tax that resulted from transactions with related parties within the wholly-owned group were as follows:

	PARENT		CONSOLIDATED	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Dividend revenue	**102**	248	-	-
Aggregate amounts receivable from, and payable to, related parties in the wholly-owned group were as follows:				
Non-current loan payable	**133**	315	-	-

(c) Non wholly-owned controlled entities

(i) Transactions with Insurance Manufacturers of Australia Group
The Insurance Manufacturers of Australia Group ("IMA") refers to Insurance Manufacturers of Australia Pty Limited and the entities it controls, being IMA Investments Pty Limited and World Class Accident Repairs (Cheltenham North) Pty Limited. IAG owns 70% of IMA.

The following entities in the IAG Group had the following transactions with IMA.

Aggregate amounts included in the determination of profit / (loss) from ordinary activities before income tax that resulted from transactions with IMA were as follows:

	2003	2002
	$m	$m
Insurance Australia Limited		
- Reinsurance premiums paid or payable	**1,356**	1,329
- Claims recoveries received or receivable	**831**	775
- Underwriting expenses received or receivable	**54**	62
- Management fees received	**175**	159
- Rental income	**3**	3
IAG Re Limited		
- Reinsurance recoveries received	**92**	78
- Reinsurance expenses paid	**30**	-
NRMA Personal Lines Holdings Pty Limited		
- Dividend revenue	**113**	61

Note 46. Related party disclosures (continued)	2003 $m	2002 $m
(c) Non wholly-owned controlled entities (continued)		
NRMA Information Services Pty Limited		
- Information services and communication recoveries received	79	83
IAG Asset Management Limited		
- Investment management fees received	3	5
IAG Nominees Pty Limited		
- Investment management fees received	1	1

The transactions referred to above were made on normal commercial terms and conditions or direct and actual cost recovery basis or time allocation basis.

The following entities in the IAG Group had the following outstanding balances with IMA:

	2003 $m	2002 $m
Current receivable		
- NRMA Information Services Pty Limited	4	4
- SGIO Insurance Limited	1	-
Current payable		
- Insurance Australia Limited	12	10
- NRMA Investment Management Cash Management Trust	1	2
- IAG Re Limited	10	-
- IAG Asset Management Limited	-	1

(ii) Other transactions
NRMA Investment Management Trusts, as disclosed as controlled entities in note 44, were established to enable higher investment yields for smaller investment portfolios. All entities within the IAG Group can invest into the Trusts in accordance with their investment mandates. All investments in these Trusts were on normal commercial terms and conditions.

(d) Other transactions

Insurance and retirement services products provided by the IAG Group are also available to all Directors and their related entities on the same terms and conditions available to other employees.

	CONSOLIDATED	
(e) Directors' holdings of shares	2003 Number	2002 Number
The interests of Directors of the reporting entity and their Director-related entities in shares of the Company at balance date are:	835,068	471,557
Share transactions of Directors and their Director-related entities during the year are:		
Aggregated acquisitions	363,511	218,811
Aggregated disposals	-	11,139

	PARENT		CONSOLIDATED	
	2003 $m	2002 $m	2003 $m	2002 $m
Note 47. Employee entitlements				
(a) Provision for employee entitlements				
Current	-	-	121	84
Non-current	-	-	43	18
	-	-	164	102

A liability of $28 million for termination benefits has been included in the provision for restructure costs on acquisitions (refer to note 27).

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	PARENT		CONSOLIDATED	
	2003	2002	**2003**	2002
	Number	Number	**Number**	Number
Note 47. Employee entitlements (continued)				
(b) Employee numbers				
Number of employees at balance date	-	-	**10,793**	7,295

(c) IMA long term incentive scheme
The IMA long term incentive scheme was in operation for IMA employees during the year ended 30 June 2003. The incentive is paid subject to a target based on the group performance over a three year period being achieved.

(d) Bonus equity share plan
A Bonus Equity Share Plan is in operation during the year ended 30 June 2003, the plan allows employees to elect to receive up to a maximum of 50% of their short-term incentive bonus in the form of ordinary shares of IAG.

(e) Performance award rights plan
The Performance Award Rights Plan commenced operation in the year ended 30 June 2003. On satisfaction of a performance hurdle and subject to meeting of certain employment conditions, the plan entitles executives to acquire one ordinary share of the Company for each right. The rights were issued for nil consideration. The exercise price is $1 per tranche of rights at date of exercise. Exercise of rights entitles plan participants to participate in dividend distributions. Ordinary shares of IAG are bought on market in advance before grant date and held in trust for future exercise. The rights lapse upon termination of employment.

The rights issued under the Performance Award Rights Plan are summarised below:

Grant date	Expiry date	Exercise price	Rights issued during the year	Rights exercised during the year	Rights expired during the year	Rights on issue at the end of the year
24/12/2002	24/12/2012	$1	4,044,435	-	150,554	3,893,881

(f) Performance share rights plan
A Performance Share Rights Plan was in operation from December 2000 and closed for further new rights issues during the year ended 30 June 2003. On the satisfaction of a performance hurdle, executives are able to exercise those rights, which convert into new ordinary shares of the Company. The rights were issued for nil consideration. The exercise price is $1 per tranche of rights on issue at date of exercise.

No rights were vested or exercised during the financial year ended 30 June 2003.

The rights issued under the Performance Share Rights Plan are summarised below:

Grant date	Last expiry date	Exercise price	Rights on issue at the beginning of the year	Rights issued during the year	Rights exercised during the year	Rights lapsed during the year	Rights on issue at the end of the year
21/12/2000	21/12/2010	$1	1,570,300	-	-	160,000	1,410,300
30/04/2001	30/04/2011	$1	3,378,200	-	-	170,000	3,208,200
02/08/2001	02/08/2011	$1	190,700	-	-	-	190,700
22/10/2001	22/10/2011	$1	135,000	-	-	-	135,000
13/12/2001	13/12/2011	$1	1,000,000	-	-	-	1,000,000
05/03/2002	05/03/2012	$1	501,897	-	-	-	501,897
15/07/2002	15/07/2012	$1	-	102,222	-	-	102,222
			6,776,097	102,222	-	330,000	6,548,319

Note 47. Employee entitlements (continued)

(g) Superannuation commitments
Most existing employees of the consolidated entity are members of, and all joining employees are eligible to be members of, the NRMA Superannuation Plan on an accumulated benefits basis. A minority of employees participate in superannuation plans on a defined benefit basis.

The unaudited financial position of each fund which has or had the IAG Group employees as defined benefit members are summarised below:

	NRMA Superannuation Plan $m	RACV Superannuation Funds * $m	CGU Superannuation Fund $m	CGU-VACC Pension Fund $m	Total $m
Date of last actuarial valuation	30 June 2003	30 June 2003	30 June 2003	30 June 2003	
Net market value of net assets held by the plan - 30 June 2003	541	22	242	23	828
Present value of employees' accrued benefits - 30 June 2003	(414)	(22)	(201)	(21)	(658)
Excess of net assets over accrued benefits	127	-	41	2	170
Vested benefits - 30 June 2003	408	22	197	19	646

The accrued benefits for defined benefit members of the plans are determined on the basis of the present value of expected future payments which arise from membership of the plan up to the measurement date. The accrued benefits are determined by reference to expected future salary levels and are discounted by using a market-based, risk-adjusted discount rate.

Vested benefits are the benefits which would be payable to plan members if all employees voluntarily resigned as at the reporting date.

Due to the surplus in these plans, contribution holidays were in place throughout the financial year. The surplus of these plans is not recognised in the statement of financial performance of the IAG Group.

* - The amount disclosed for RACV Superannuation Funds represents the IAG Group's employees' interests in the fund. The employees' accrued benefits and corresponding assets were transferred to NRMA Superannuation Plan on 1 July 2003.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

Note 48. Segmental reporting

(a) Primary reporting - business segments

The consolidated entity operates in the general insurance and retirement services industries. In the general insurance industry, its revenue is derived from the underwriting of short-tail, long-tail and international insurance businesses and these form separate reportable segments along with retirement services. Other activities, including corporate services, investment management and investment of the Group's capital funds form a separate segment.

	Short-tail insurance 2003 $m	Long-tail insurance 2003 $m	International insurance 2003 $m	Retirement services 2003 $m	Corporate and investments 2003 $m	Intersegment elimination 2003 $m	Total 2003 $m
External revenue	3,566	1,386	685	(12)	155	-	5,780
Intersegment revenue	-	-	209	-	14	(223)	-
Total revenue	3,566	1,386	894	(12)	169	(223)	5,780
Profit from underwriting	192	(22)	29	-	-	-	199
Investment income	88	269	15	-	(76)	-	296
Other operating result	-	5	-	3	(206)	-	(198)
Profit / (loss) from ordinary activities before income tax	280	252	44	3	(282)	-	297
Income tax expense							(80)
Net profit							217
Segment assets	3,848	4,854	575	1,078	6,037	-	16,392
Unallocated assets							-
Total assets							16,392
Segment liabilities	3,848	4,854	575	929	2,133	-	12,339
Unallocated liabilities							-
Total liabilities							12,339
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	-	-	-	-	1,176	-	1,176
Depreciation expense*	14	10	6	-	5	-	35
Amortisation of goodwill and intangibles	-	-	-	-	81	-	81
Total depreciation and amortisation expense	14	10	6	-	86	-	116
Other non-cash expenses	35	18	7	1	4	-	65

* - Depreciation expense is allocated to different business segments as management fees from the Corporate segment. Therefore all plant and equipment is treated as part of the Corporate segment.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

Note 48. Segmental reporting (continued)

(a) Primary reporting - business segments (continued)

	Short-tail insurance 2002 $m	Long-tail insurance 2002 $m	International insurance 2002 $m	Retirement services 2002 $m	Corporate and investments 2002 $m	Intersegment elimination 2002 $m	Total 2002 $m
External revenue	2,553	1,204	401	19	(39)	-	4,138
Intersegment revenue	-	-	95	-	27	(122)	-
Total revenue	2,553	1,204	496	19	(12)	(122)	4,138
Profit / (loss) from underwriting	97	33	12	-	-	-	142
Investment income	34	87	15	-	(246)	-	(110)
Other operating result	-	11	-	(5)	(139)	-	(133)
Profit / (loss) from ordinary activities before income tax	131	131	27	(5)	(385)	-	(101)
Income tax expense							18
Net profit							(83)
Segment assets	1,805	3,427	299	1,146	4,637	(7)	11,307
Unallocated assets							-
Total assets							11,307
Segment liabilities	1,805	3,427	299	947	1,861	(11)	8,328
Unallocated liabilities							-
Total liabilities							8,328
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets*	-	-	-	-	44	-	44
Depreciation expense*	11	8	7	1	4	-	31
Amortisation of goodwill and intangibles	-	-	-	-	43	-	43
Total depreciation and amortisation expense	11	8	7	1	47	-	74
Other non-cash expenses	24	19	2	2	7	-	54

* - Depreciation expense is allocated to different business segments as management fees from the Corporate segment. Therefore all plant and equipment is treated as part of the Corporate segment.

Note 48. Segmental reporting (continued)

(b) Secondary reporting - geographical segments

The consolidated entity operates mainly in the Australian general insurance and retirement services industries and in the New Zealand general insurance industry. In the Australian market the Group operates in all states and territories. Australia and International (mainly New Zealand) markets are therefore separate reportable geographical segments.

	Australia		**International**		**Intersegment elimination**		**Total**	
	2003 $m	2002 $m	**2003 $m**	2002 $m	**2003 $m**	2002 $m	**2003 $m**	2002 $m
External revenue	**5,069**	3,733	**711**	405	**-**	-	**5,780**	4,138
Segment assets	**15,436**	10,709	**1,618**	719	**(662)**	(121)	**16,392**	11,307
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	**977**	40	**199**	4	**-**	-	**1,176**	44

Note 49. Financial instruments

The IAG Group is exposed to interest rate risk, equity risk, exchange rate risk and credit risk from its business, investment activities and foreign currency borrowings. To effectively manage the risk of significant negative movement, specifically in interest rates and equity prices, a combination of derivatives have been used.

(a) Interest rate risk

The IAG Group's exposure to interest rate risk results from the holding of financial assets and liabilities in the normal course of business.

(i) Interest rate swap agreements

Insurance Australia Limited (formerly NRMA Insurance Limited) has entered into interest rate swap agreements ("swap agreements") to manage the interest rate exposure on the IAG Group's borrowings. Insurance Australia Limited pays a fixed rate of interest under the swap agreements and receives a variable rate of interest equal to the amount payable on the underlying hedged borrowings. The interest income and expense associated with the swap agreements are charged to the statement of financial performance on a daily basis over the term for which the swap is effective as a hedge of the underlying borrowing. As at 30 June 2003, the weighted average fixed interest rate payable under the swap agreements was 6.92% and the weighted average floating rate receivable was 6.35%.

As at balance date, the notional principal amounts and period of expiry of the swap agreements are as follows:

	PARENT		CONSOLIDATED	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Interest rate swaps				
- Within 2 to 5 years	-	-	**50**	-
- Within 5 to 7 years	-	-	**350**	-
	-	-	**400**	-

(ii) Futures

At balance date, the notional principal amounts and period of expiry of the interest rate related contracts were as follows:

Futures				
- Within 1 year	-	-	**217**	790

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

Note 49. Financial instruments (continued)

(a) Interest rate risk (continued)

(iii) The exposure to interest rate risk and the weighted average effective interest rates on the financial assets and liabilities of the consolidated entity are summarised in the table below.

	CONSOLIDATED						
		Fixed interest rate maturing in					
2003	Floating interest rate $m	1 year or less $m	Over 1 to 5 years $m	More than 5 years $m	Non-interest bearing $m	Total $m	Weighted average interest rate %
Financial assets							
Cash and deposits	621	167	863	-	5	1,656	4.81
Receivables	76	-	-	-	619	695	4.10
Government and semi-government stocks and bonds	-	467	1,513	1,179	-	3,159	4.71
Bonds	3	111	261	98	-	473	4.86
Commercial bills	-	1,456	-	-	-	1,456	4.80
Other investments	-	256	438	116	-	810	5.63
	700	2,457	3,075	1,393	624	8,249	
Financial liabilities							
Payables	-	-	-	-	891	891	-
Commercial paper	136	-	-	-	-	136	4.82
Senior term notes	-	-	44	43	-	87	7.21
Subordinated term notes	50	-	249	-	-	299	6.32
US subordinated term notes	-	-	-	358	-	358	5.19
	186	-	293	401	891	1,771	
2002							
Financial assets							
Cash and deposits	281	30	596	106	1	1,014	5.64
Receivables	-	-	-	-	541	541	-
Government and semi-government stocks and bonds	-	-	917	786	-	1,703	5.82
Commercial bills	-	1,140	-	-	-	1,140	4.83
Other investments	33	4	527	143	-	707	5.82
	314	1,174	2,040	1,035	542	5,105	
Financial liabilities							
Payables	-	-	-	-	1,266	1,266	-
Commercial papers	200	110	-	-	-	310	5.28
	200	110	-	-	1,266	1,576	

Note 49. Financial instruments (continued)

(b) Equity price risk

In addition to the effects of movements in interest rate and foreign exchange values, the IAG Group is also exposed to equity market volatility through its investment in equities.

At balance date, the notional principal amounts and period of expiry of the equity related contracts were as follows:

	PARENT		CONSOLIDATED	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
SPI futures				
- Within 1 year	**-**	-	**47**	407
Equity swap				
- Within 1 year	**-**	-	**-**	100
Options				
- Purchased - within 1 year	**-**	-	**1,559**	500
- Written - within 1 year	**-**	-	**464**	347
	-	-	**2,070**	1,354

(c) Exchange rate risk

Insurance Australia Limited has entered into cross currency swaps to fully hedge the Australian dollar value of principal and interest flows on the IAG Group's US subordinated term notes. The swaps mature in 2010. Over the term of the swaps, the company will receive US dollar payments equal to the interest payable on the notes and will pay interest at either a fixed rate or variable rate of the three month bank bill swap rate plus a margin on a principal amount totalling A$401 million. On maturity of the swap, the IAG Group will repay the principal amount totaling A$401 million and receive US$240 million based on the original spot exchange rate at inception.

Insurance Australia Limited has also entered into short term currency swaps in order to provide New Zealand dollar denominated funding to the IAG Group's New Zealand operations, primarily in relation to the acquisition of the New Zealand businesses of Aviva plc. The average contractual exchange rate on the New Zealand dollar swaps is A$1 to NZ$1.128. Revaluation gains and losses on the currency swaps are taken up in the statement of financial performance and offset against the revaluation gains and losses of the underlying borrowings.

(d) Credit risk

The credit risk exposures of the IAG Group are in respect of the non-repayment of receivables, loans and advances due from third parties and the amounts are as indicated by the carrying amount of the financial assets. There is no significant concentration of credit risk as the IAG Group transacts with a large number of individual debtors without any single one being material.

As the primary purpose for using derivatives is hedging, any over-the-counter derivatives used have been transacted with investment grade quality financial institutions only. The IAG Group's credit policy and procedures ensure that exposures to counter party risks are being monitored constantly to be within the risk limits approved by the Board.

As the exchange traded derivatives are being settled on a daily basis with the clearing house of the exchange, credit risk associated with these contracts is minimal.

(e) Net fair values

The IAG Group's financial assets and liabilities are carried in the statement of financial position at amounts that approximate net fair value. The carrying value amounts of all financial assets and liabilities are reviewed to ensure they are not in excess of the net fair value.

The net fair value of financial assets and liabilities arising from the derivatives other than interest rate swaps (being currency and equity swap agreements, Share Price Index futures, equity options and bank bill futures and bond futures options and forward foreign exchange contracts) has been determined as the carrying value which represents the amount currently receivable or payable at the reporting date. The carrying value of all these derivatives is a net receivable of $10 million (2002 - $3 million). The net fair value of interest rate swaps is a net payable of $5 million (carrying value $Nil).

Note 50. Summary of significant actuarial methods and assumptions applied to life insurance business

(a) Valuation of policy liabilities

Policy liabilities of NRMA Life Limited ("Life") comprise the amounts, together with future premiums and investment earnings that are required to:

(i) meet the payment of future benefits and expenses; and

(ii) provide for future profits.

The policy liabilities have been calculated using methods in accordance with AS1.03 as required under section 114 of the Life Act.

Methods used to value policy liabilities

The methods used to value policy liabilities and profit carriers for particular policy types, all of which are individual business, are as follows:

Business type	Method (projection or other)	Profits carrier(s)
Fund 1 Lump sum risk	Projection	Premiums
Fund 2 Lump sum risk	Projection	Premiums
Fund 2 Investment account	Accumulation	N/A *
Fund 4 Investment – linked	Accumulation	N/A *

The projection method uses the discounted value of future policy cashflows (premiums, expenses and claims) with a reserve for expected future profits.

The policy liability under the accumulation method is equal to the face value of units less an allowance for the present value of future surrender charges and a deferred acquisition cost for new business. If the present value of expenses exceeds the present value of these charges an additional liability is held to cover this shortfall.

* - Profit in respect of this business is generated on a cashflow basis via fees earned by the shareholder less maintenance expenses incurred and tax with an allowance for the amortisation of recoverable acquisition expenses.

Note 50. Summary of significant actuarial methods and assumptions applied to life insurance business (continued)

(b) Actuarial assumptions

The assumptions used to determine policy liabilities have been set by the Appointed Actuary in accordance with AS 1.03. The assumptions incorporate the expected future operating experience of Life and are based on an analysis of Life's past experience and trends. The significant assumptions are set out below.

Fund 1

Investment earnings and discount rate - 3.2% after tax at 30% (2002 - 3.2% after tax at 30%) being the rate for cash investments at the valuation.

Tax - 30% (2002 - 30%) of expected operating profits.

Maintenance expenses - The expense assumption was based on the budgeted level of expenses for the upcoming year. Expense inflation of 4.0% (2002 - 4.0%) was assumed.

Voluntary discontinuance - Rates used vary by duration and have been based on an analysis of Life's experience over recent years.

Mortality - Rates used vary by sex, age and smoker status and have been based on an analysis of the Life's mortality experience. The underlying mortality table used was IA90-92 allowing for selection, and adjustments for smoking status.

Morbidity (TPD and Trauma) - Rates varying by age, sex, occupation (TPD only) and smoking status based on the Life's assumptions for the product.

Fund 2 and Fund 4

The following assumptions were used to determine the deferred acquisition cost and test for recoverability.

Investment earnings and discount rate - Rates are determined based on an estimate of the future earnings of the fund allowing for the asset mix and taxation.

Surrender rates - Rates used vary by product and statutory fund and have been based on an analysis of the Life's experience over recent years.

Acquisition expenses - After tax acquisition expenses were derived from the financial statements.

Maintenance expenses - The expense assumption was based on the budgeted level of expenses for the upcoming year. Expense inflation of 4.0% (2002 - 4.0%) was assumed.

Mortality - Rates used varied by sex and age. The underlying table used was ALT 85-87 for Investment Products and IA90-92 for Risk Products.

Tax - Rates of 30% (2002 – 30%) were assumed to apply on shareholder assessable income.

Note 51. Solvency and capital requirements of the life subsidiary's statutory funds

These are amounts required to meet the prudential standards specified by the Life Act to provide protection against the impact of fluctuations and unexpected adverse circumstances on the life company.

The methods and assumptions for determining Management Capital Requirements are in accordance with Actuarial Standard 6.02 "Management Capital Standard", as required under section 65 of the Life Act.

	CONSOLIDATED	
(a) Solvency requirement	**2003**	2002
	$m	$m
Solvency reserve	**17**	6
Assets available for solvency	**58**	48
Coverage of solvency reserve (times)	**3.4**	7.5
(b) Capital requirement		
Management capital reserve	**4**	2
Assets available for capital requirement	**19**	87
Coverage of capital requirement	**1.9**	8.7

Note 52. Capital adequacy

The revised regulatory regime from APRA for general insurance companies came into force on 1 July 2002. New prudential standards were issued which sets out the basis for calculating the minimum capital requirement ("MCR") of licensed insurers. The MCR assumes a risk-based approach and is determined as the sum of the capital charges for insurance, investment, investment concentration and catastrophe risk.

As at 30 June 2003, the MCR of the IAG Group under the new prudential standards is as follows:

		CONSOLIDATED
	Notes	**2003**
Statutory capital requirements		**$m**
Tier 1 capital		
Paid-up ordinary shares		**3,434**
Reset preference shares		**539**
Retained earnings and reserve		**(398)**
Excess technical provisions (net of tax)		**353**
Less: deductions		**(1,838)**
		2,090
Tier 2 capital		
Subordinated term notes		**657**
Capital base		**2,747**
Australia general insurance businesses		**1,392**
International insurance businesses	(i)	**136**
Other businesses	(ii)	**165**
Minimum capital requirements (MCR)	(iii)	**1,693**
MCR multiple		**1.62**

(i) The capital for International insurance businesses is calculated on a similar basis to the Australian regulatory requirements.

(ii) Other businesses include the regulatory capital requirement of NRMA Life Limited and an allocation of capital for our fee based businesses.

(iii) The MCR excludes the capital requirement for NRMA Health Pty Limited, as the IAG Group announced the sale of this business to MBF on 1 July 2003.

Note 53. Events subsequent to reporting date

Since the end of the financial year,

(a) On 1 July 2003, IAG announced the sale of NRMA Health Pty Limited for $100 million to MBF, effective 25 July 2003. IAG has entered into a six-year marketing alliance, including a possible four year extension, with MBF.

(b) On 21 August 2003, a final dividend of 7 cents per share, 100% franked, was declared by the Company. The dividend will be paid on 13 October 2003.

As these transactions occurred after balance date and did not relate to conditions existing at balance date, no account has been taken of them in the financial statements for the year ended 30 June 2003.

	Notes	CONSOLIDATED	
		2003	2002
		$	$
Note 54. Net tangible assets			
Net tangible asset per ordinary share	(i)	**0.84**	1.15
Net tangible asset per reset preference share	(ii)	**100.00**	100.00

(i) Net tangible assets per ordinary share has been determined after adjusting for outside equity interests, intangible assets (being goodwill and other intangibles per note 22) and the value of reset preference shares on issue (note 32).

(ii) Net tangible assets per reset preference share has been reflected at the face value of $100.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the Directors of Insurance Australia Group Limited:

(a) the financial statements and notes, set out on pages 10 to 62, are in accordance with the Corporations Act 2001, (except as exempted by an order issued by the Australian Securities & Investments Commission as stated in note 1(a)(ii)), including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed at Sydney this 21st day of August 2003 in accordance with a resolution of the Directors.

.... Director

.... Director

INDEPENDENT AUDITORS' REPORT

To the shareholders of Insurance Australia Group Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Insurance Australia Group Limited (the "Company") and IAG Group (the "Consolidated Entity"), for the year ended 30 June 2003. The Consolidated Entity comprises both the company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

INDEPENDENT AUDITORS' REPORT

Audit opinion

In our opinion, the financial report of Insurance Australia Group Limited is in accordance with:

a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2003 and of their performance for the financial year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

Dr Andries B Terblanché
Partner

Sydney
21st August 2003

Financial results
Year ended 30 June 2003

Michael Hawker, Chief Executive Officer
George Venardos, Chief Financial Officer

21 August 2003

Insurance Australia Group Limited
ABN 60 090 739 923

Agenda

1.	Performance overview	Michael Hawker
2.	Capital protection & position	Michael Hawker
3.	Returns & dividend	Michael Hawker
4.	CGU/NZI performance	George Venardos
5.	Integration update	George Venardos
6.	Segment analysis	George Venardos
7.	MCR multiple	George Venardos
8.	Conclusion & questions	Michael Hawker & George Venardos

Overview of performance

Michael Hawker, Chief Executive Officer

Insurance Australia Group Limited
ABN 60 090 739 923

A watershed year

- Strengthened strategic position
- Diversified risk profile
- Improved levels of new business and customer retention
- Reduced operating costs
- Maintained a very strong balance sheet - rated AA

Improved business performance

- Gross written premium up 45% to $5.2bn
  - Includes $1.3bn from CGU/NZI
  - 9% organic growth, including Australian policies in force growth of 5%
- Administration ratio decreased to 18.4% from 18.7%
- Combined ratio stable at 95.7% versus 95.6%
  - Integration expenses added 1%
- Improved return from investments – up $350m
- Insurance margin increased
  - To 12.3% from 8.7%
  - To $571m from $278m

Overview of FY03 – a successful year

- Net profit after tax of $153m (loss of $25m in FY02) reflecting
  - Increase in the size of the business – 6 months of CGU/NZI results
  - Improved business performance
  - Reduced losses from equity markets
- Strong capital position restored on successful completion of the acquisition funding
  - Australian insurance operations MCR multiple of 2.0x
- Final dividend increased to 7.0 cents per ordinary share, fully franked

Financial results overview

Financial results/ratios	Full year ended June-01	Full year ended June-02	Full year ended June-03
Net earned premium (A$m)	$2,775	$3,195	$4,636
Underwriting profit/(loss) (A$m)	($22)	$142	$199
Total investment income (A$m)	$358	($98)	$252
Reported NPAT (A$m)	$143	($25)	$153
ROE % (Average Equity) to ordinary shareholders	5.32	(1.00)	4.70
Basic EPS (cents)	9.40	(1.78)	8.65
DPS	10.0	10.5	11.5
Group insurance ratios			
Loss ratio	80.5%	75.9%	72.5%
Expense ratio	20.3%	19.7%	23.2%
Administration expense	19.0%	18.7%	18.4%
Commission ratio	1.3%	1.0%	4.8%
Combined ratio	100.8%	95.6%	95.7%
Insurance margin (before tax)	7.6%	8.7%	12.3%
Consolidated MCR multiple	n/a	1.56	1.62
Australian insurance operations multiple	n/a	n/a	2.03
Minimum probability of sufficiency of general insurance claims reserves	>90%	>90%	>90%

Fifth consecutive half-year of underwriting profit



Insurance margin (pre-tax)
A$m
350
300
250
200
150
100
50
0
(50)
(100)
(150)
(200)
5.7
3.7%
7.8%
7.3%
8.0%
9.4%
16.1%
9.9%
102
(39)
187
(139)
129
(26)
103
4
87
37
48
105
219
71
153
128
1H00
2H00
1H01
2H01
1H02
2H02
1H03
2H03
Underwriting result
Investment return on technical reserve

Further GWP growth & diversification



Gross Written Premium by class A$bn
$1.7bn
26%
17%
56%
1%
$1.8bn
30%
17%
52%
1%
$2.2bn
2%
28%
16%
50%
2%
2%
$2.6bn
3%
23%
16%
51%
3%
4%
$3.1bn
4%
19%
17%
49%
6%
5%
$3.6bn
4%
17%
9%
18%
47%
5%
$5.2bn
2%
12%
15%
20%
37%
5%
3%
4%
$6.3bn
5%
5%
10%
21%
22%
34%
3%
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY03 Proforma
Motor
Home
Short-tail Commercial
Workers' Comp
CTP/Motor liability
Health
Liability
Other Short-tail

The main components of Other short-tail are: 2% other accident; 1% extended warranty; and 1% consumer credit business

Insurance Australia Group Limited
ABN 60 090 739 923

Key operating ratios – margins up


Expense ratio
(and commission ratio for FY01 - FY03)
27.5%
25.0%
22.5%
20.0%
17.5%
15.0%
12.5%
10.0%
7.5%
5.0%
2.5%
0.0%
22.1%
23.9%
21.6%
19.0%
1.3%
18.7%
1.0%
18.4%
4.8%
FY98
FY99
FY00
FY01
FY02
FY03


Loss ratio
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
87.3%
83.8%
85.9%
80.5%
75.9%
72.5%
FY98
FY99
FY00
FY01
FY02
FY03


Combined ratio
115.0%
110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
109.4%
107.7%
107.5%
100.8%
95.6%
95.7%
FY98
FY99
FY00
FY01
FY02
FY03


Insurance margin (before tax)
10.0%
7.5%
5.0%
2.5%
0.0%
4.5%
3.2%
4.6%
7.6%
8.7%
12.3%
FY98
FY99
FY00
FY01
FY02
FY03

Updated operating targets

	Previous post-integration targets	FY03 results	Status	Revised FY04 targets
	%	%		%
COR - Group	96-98	95.7	✓	93-96
COR - Short-tail	94-96	93.7	✓	92-94
COR - Long-tail	105-110	102.2	✓	100-105
COR - International	92-95	95.3	In line	91-93
Insurance margin (pre-tax)	9-11	12.3	✓	9-12

- Achieved post integration targets in FY03
- Upgraded COR targets for the coming year to maintain insurance margins in context of low interest yields

Investment returns improved

Investment returns	Actual return FY02	Actual return FY03	Benchmark return FY03
	%	%	%
Australian equities	(4.5)	(2.6)	(2.1)
International equities	(24.5)	(14.5)	(18.5)
New Zealand equities	-	11.9	13.3
Fixed interest	6.7	8.7	8.4
Cash	4.8	5.1	5.1
Total	**(1.4)**	**2.4**	**2.2**
Asset overlay	0.3	1.5	1.4
Total with overlay	**(1.1)**	**3.9**	**3.6**
Tactical option programme	(0.2)	(0.8)	n/a
Total (including derivatives)	**(1.3)**	**3.1**	**n/a**
Total investment return A$m	**(98)**	**252**	

Capital carefully protected during a difficult period

- Loss of $120m on shareholders' funds includes the $68m cost of the tactical protection programme
- Tactical protection programme undertaken to protect capital in the context of:
  - Being thinly capitalised during completion of the CGU/NZI acquisition funding
  - Protracted equity market weakness
  - $70m net claims expense from the Canberra bushfires
  - Increased equity market volatility – Bali bombing, Iraq conflict, SARs
  - Bearing net integration expenses of over $40m in 2H03
- Reducing level of protection as these issues recede

Updated investment sensitivities

Sensitivity on net profit before tax	Change in assumption	Combined Group 30-Jun-03	Combined Group mid-August 2003
	%	A$m	A$m
Equity market values:			
Australian equities	+1%	11.2	16.5
International equities	+1%	3.9	4.3
New Zealand equities	+1%	0.6	0.6
Interest rates			
Investment returns	-1% or 100 bpts change in interest rates	141.7	166.4
Outstanding claims	-1% change in net discount rate	(145.7)	(142.6)

- Equity market sensitivity moderated in FY03 by tactical option protections – now returning to being close to linear with market
- Exposure on bond values continues to be largely immunised by adjustments to outstanding claims reserves – although base now larger with CGU/NZI included

Strongly capitalised

- Approach to capital unchanged
  - Risk of ruin of 1 in 750 years
  - An 'AA' category rating – currently AA (Outlook stable)
  - Group MCR multiple in 1.35x – 1.65x range, now at 1.62x
- Minimum probability of sufficiency of 90% retained for claims reserves
- Strengthened risk margins in claims reserves
- Maximum net event loss within reinsurance programme is $70m as at 30 June 2003
- Mix of capital for rating agency purposes now at target
- High quality, liquid investment portfolio

Return on equity to improve



Actual and Normalised ROE
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
-
(2.0%)
Target minimum of 13%
12.1%
1.1%
Integration expense of $45m
3.3%
3.3%
7.7%
10.4%
10.4%
5.7%
11.0%
11.0%
7.1%
5.3%
5.3%
10.9%
(1.0%)
(1.2%)
13.3%
4.4%
4.7%
11.0%
FY98
FY99
FY00
FY01
FY02
FY03
ROE (Actual) attributable to all shareholders
ROE (Actual) attributable to ordinary shareholders
ROE (Normalised)

Note:

1. FY98-FY01 normalised ROE uses 8% return on technical reserves & 11.5% on shareholders' funds, both pre-tax.
2. FY02-FY03 normalised ROE uses 6% return on technical reserves & 7.4% on shareholders' funds, both pre-tax.

Dividend increased

- Normalised earnings up 8% to $343m
- Final dividend of 7c per share, fully franked
  - Payable on 13 October 2003 (record date 10 September)
- Total dividend for FY03 of 11.5c per share
  - Up 9.5% from last year
- Dividend reinvestment plan ('DRP') will operate
  - Price will be based on a 10 day VWAP
    - ➢Calculated as per the DRP terms, with no discount
    - ➢Pricing period commences on 15 September 2003

Conclusion

- A watershed year for the Group
- Continued improvement in overall operating performance
- Good organic growth in policy numbers
- Newly acquired businesses performing very well
- Administration ratio continuing to trend down
- Strongly capitalised following completion of the acquisition funding
- Increased dividend

Areas to be covered in more detail

- CGU/NZI performance
- Integration update
- Segment analysis
- MCR multiple

CGU/NZI performing strongly

CGU/NZI insurance result	Actual	Business case
Gross written premium	A$1,291m	A$1,125m
Net earned premium	A$1,023m	A$972m
Combined ratio	91.5%	98.3%
Contribution to group NPBT [1]	A$88m	n/a

[1] Stated after allowing for goodwill amortisation, integration expenses and borrowing costs associated with the acquisition

- The acquired CGU/NZI business out-performed the initial business case on all key measures for 2H03

Integration progressing well

- Integration programme in the synergy realisation phase
  - All synergies in business plans and budgets
- Synergies of $54m per annum were in place by 30 June 2003
  - Ahead of target of $21m for 2H03
- $160m annual sustainable benefits to be delivered slightly ahead of schedule during 2H04

Updated synergy realisation timeframe

Synergy realisation schedule	2H03 Estimated	2H03 Actual	1H04 Estimated	2H04 Estimated
All amounts are pre-tax	A$m	A$m	A$m	A$m
Cumulative run-rate per annum				
Personal lines	6	15	49	70
Commercial	4	14	20	35
IT, shared services & overheads	8	13	25	35
Australia sub-total	**18**	**42**	**94**	**140**
International - New Zealand	**3**	**12**	**17**	**20**
Total synergies in run-rate	**21**	**54**	**111**	**160**
Reported income statement				
Synergy benefits collected	7	9	38	74
Costs of implementation expensed	(49)	(45)	(40)	(12)
Net impact on pre-tax profit for period	**(42)**	**(36)**	**(2)**	**62**

- Implementation cost unchanged at $145m - $12m less capitalised
- $13m increase in benefits expected in FY04 profit

Domestic short-tail ratios

Combined ratio



120.0%
115.0%
110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
109.8%
112.2%
106.1%
98.4%
95.5%
93.7%
FY98
FY99
FY00
FY01
FY02
FY03

Insurance margin (before tax)



8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
-6.0%
-7.0%
-8.0%
(3.7%)
(7.9%)
(1.7%)
4.4%
6.2%
9.2%
FY98
FY99
FY00
FY01
FY02
FY03

- New COR target of 92 – 94% for FY04

Domestic short-tail performance

Domestic short-tail	Full year ended June-01 A$m	Full year ended June-02 A$m	Full year ended June-03 A$m
Gross written premium	**2,183**	**2,357**	**3,415**
Gross earned premium	**2,097**	**2,266**	**3,222**
Net premium revenue	**1,988**	**2,125**	**3,031**
Underwriting profit	**31**	**97**	**192**
Investment income on technical reserves[2]	56	34	88
Insurance profit	**87**	**131**	**280**
Insurance ratios			
Loss ratio	77.6%	74.1%	68.7%
Expense ratio[1]	20.7%	21.4%	25.0%
Administration ratio	20.5%	21.1%	20.8%
Commission ratio	0.3%	0.3%	4.2%
Combined ratio	98.3%	95.5%	93.7%
Insurance margin (before tax)	4.4%	6.2%	9.2%

Note: *(1) Includes integration expenses of $37m.*
(2) Yield of 8% on technical reserves.

Domestic long-tail ratios


Combined ratio
120.0%
115.0%
110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
115.4%
90.0%
106.4%
95.5%
95.4%
102.2%
FY98
FY99
FY00
FY01
FY02
FY03


Insurance margin (before tax)
40.0%
30.0%
20.0%
10.0%
0.0%
21.8%
36.1%
27.9%
30.9%
16.5%
25.2%
FY98
FY99
FY00
FY01
FY02
FY03

- New target COR of 100 – 105% for FY04

Domestic long-tail – performance

Domestic long-tail	Full year ended June-01	Full year ended June-02	Full year ended June-03
	A$m	A$m	A$m
Gross written premium	788	811	1,049
Gross earned premium	718	817	1,019
Net premium revenue	618	729	982
Underwriting profit	28	33	(22)
Investment income on technical reserves (2)	163	87	269
Insurance profit	191	120	247
Profit from fee based businesses	-	11	5
Total long-tail result	191	131	252
Insurance ratios			
Loss ratio	82.2%	83.5%	87.4%
Expense ratio (1)	13.3%	11.9%	14.8%
Administration expense ratio	12.4%	11.2%	11.4%
Commission ratio	0.9%	0.7%	3.4%
Combined ratio	95.5%	95.4%	102.2%
Insurance margin (before tax)	30.9%	16.5%	25.2%

Note: *(1) Includes integration expenses of $3m*
(2) Yield of 8% on Technical Reserves

International performance

International operations	Full year ended June-01	Full year ended June-02	Full year ended June-03
	A$m	A$m	A$m
Gross written premium	**139**	**390**	**685**
Gross earned premium	**122**	**365**	**644**
Net premium revenue	**110**	**341**	**623**
Underwriting profit/(loss)	**(7)**	**12**	**29**
Investment income on technical reserves	1	15	15
Insurance profit/(loss)	**(6)**	**27**	**44**
Insurance ratios			
Loss ratio	65.9%	71.0%	67.9%
Expense ratio(1)	40.8%	25.5%	27.4%
Administration ratio	35.9%	20.0%	18.4%
Commission ratio	4.9%	5.5%	9.0%
Combined ratio	106.7%	96.5%	95.3%
Insurance margin (before tax)	(5.4%)	7.9%	7.1%

Note: (1) Includes integration expenses of $5m

Retirement Services

ClearView Retirement Solutions	Full year ended June-01	Full year ended June-02	Full year ended June-03	Variance
	A$m	A$m	A$m	A$m
Net profit before statutory fund and income tax	20	(6)	2	8
Funds under management	1,282	1,246	1,182	(64)
Life embedded value	185	215	200	(15)

Note: $30m in dividends paid out of the Life company

- ClearView results impacted by investment market sentiment
- Achieved increased FUM in ClearView investment options during FY03 - from $85m to $212m
- Continued strong performance from the life risk portfolio
- Total FUM reduced by $64m

MCR multiple

Coverage of regulatory capital requirements	IAG Group 30-Jun-03	Insurance Australia 30-Jun-03
	A$m	A$m
Tier 1 capital		
Paid-up ordinary shares	3,434	885
Hybrid equity	539	-
Reserve	(2)	-
Retained earnings	(396)	2,555
Excess technical provisions (net of tax)	352	327
Less: deductions	(1,838)	(1,456)
	2,089	**2,311**
Tier 2 capital		
Term subordinated notes	657	657
Capital base	**2,746**	**2,968**
Minimum capital requirements (MCR):		
Australian general insurance businesses	1,392	1,460
International insurance businesses	136	-
Other businesses	165	-
Minimum capital requirements	**1,693**	**1,460**
MCR multiple	**1.62x**	**2.03x**

FY04 outlook

- Consider organic growth of 7 – 9% achievable
  - Continued robust economy/GDP growth
  - Moderate premium rate increases reflecting claims inflation
- Focused on organic growth and improved efficiency
- Upgraded COR targets for FY04 to maintain insurance margins in 9 – 12% range
- Well positioned to deliver improved and more stable returns if equity markets no longer negative

Platform for ongoing value delivery

- Business now has scale and momentum
- Supported by robust capital and risk management
- Customer focus being enhanced to improve service and loyalty
- Technology transformation to deliver step change in value in 2 – 3 years
- Our people and culture being developed to provide long-term value for the Group
- Recognise the Group's role in the community & environment


IAG
Insurance
Australia
Group

Questions











Insurance Australia Group Limited
ABN 60 090 739 923

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

1 September 2003

IAG
Insurance
Australia
Group

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
PAYMENT OF RETIREMENT BENEFIT TO MR WHITLAM

IAG advises that it is no longer aware of any further legal impediment to its payment of a retirement benefit to Mr Nicholas Whitlam reflecting his period of service as Chairman and a director of IAG and its related entities. This follows the decision of the New South Wales Court of Appeal, in which Mr Whitlam was not found to have committed any breach of his duties as a director of IAG. IAG notes that ASIC has not sought leave to appeal to the High Court of Australia in respect of that aspect of the Court of Appeal's decision.

As a result, the IAG Board has decided to pay Mr Whitlam what has been calculated as the appropriate retirement allowance for his period of service as Chairman of IAG and related entities. The payment amounts to approximately $637,000 inclusive of his company-funded superannuation entitlements.

Yours sincerely

Glenn Revell
Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**INSURANCE AUSTRALIA GROUP LIMITED**
ABN	**60 090 739 923**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mrs Maree Callaghan
Date of last notice	16 December 2002
Date that director ceased to be director	1 September 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,365 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Mrs Maree Callaghan, as a beneficiary of a non-executive director share plan trust. Following her resignation, Mrs Callaghan will become the registered holder of these shares.	16,523 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**INSURANCE AUSTRALIA GROUP LIMITED**
ABN	**60 090 739 923**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mrs Mary Easson
Date of last notice	3 December 2002
Date that director ceased to be director	1 September 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
5,802 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Mrs Mary Easson, as a beneficiary of a non-executive director share plan trust. Following her resignation, Mrs Easson will become the registered holder of these shares.	7,437 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

ASIC
Australian Securities and Investments Commission

Change to company details

Form 484 - Corporations Act 2001
If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Section B

Section B may be lodged independently if no changes are to be notified via Sections A or C.

Use this form to notify ASIC of:
B1 **Appoint company officeholder**
B2 **Cease company officeholder**
B3 **Change to special purpose company status**

Related Forms
484 A change of address, name (officeholders or members), details (ultimate holding company)
484 C issue/cancel shares, change share structure and members register

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED
ACN / ABN
090 739 923

B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date

/ /

Name

The name of the appointed officeholder is

Family name | Given names

Place of birth

Date of birth

/ /

Former name

Their previous name was

Family name | Given names

Residential address

The residential address of the appointed officeholder is

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name | Given names

Expiry date

/ /

Has the role been extended?

☐ Yes

☐ No

Terms of appointment

B1 Continued... Appoint another company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date

/ /

Name

The name of the appointed officeholder is

Family name | Given names

Place of birth

Date of birth

/ /

Former name

Their previous name was

Family name | Given names

Residential address

The residential address of the appointed officeholder is

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name | Given names

Expiry date

/ /

Has the role been extended?

☐ Yes

☐ No

Terms of appointment

B2 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased officeholder.

Role of ceased officeholder

- [X] Director
- [ ] Secretary
- [ ] Alternate director

Date officeholder ceased

Date
01/09/2003

Name

The name of the ceased officeholder is

Family name	Given names
EASSON	MARY LOUISE

Place of birth
MELBOURNE, VIC

Date of birth
16/06/1955

B2 Continued... Cease another company officeholder

Role of ceased officeholder

- [ ] Director
- [ ] Secretary
- [ ] Alternate director

Date officeholder ceased

Date
/ /

Name

The name of the ceased officeholder is

Family name	Given names

Place of birth

Date of birth
/ /

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.

The change is

Commence

- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

Date of change

/ /

Signature

This form must be signed by a current director or secretary of the company

I certify that the information in this form is true and correct.

Name
REVELL, GLENN DEREK

Capacity
[ ] Director
[X] Company secretary

Signature
Revell

Date signed
02/09/2003

Lodging Party Details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number
21781

Queries about this form

You can nominate an officeholder lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact
[ ] Signatory above
[X] ASIC registered agent above
[ ] Name of lodging party

Address

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

ASIC
Australian Securities and Investments Commission

Change to company details

Form 484 - Corporations Act 2001
If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Section B

Section B may be lodged independently if no changes are to be notified via Sections A or C.

Use this form to notify ASIC of:
B1 **Appoint company officeholder**
B2 **Cease company officeholder**
B3 **Change to special purpose company status**

Related Forms
484 A change of address, name (officeholders or members), details (ultimate holding company)
484 C issue/cancel shares, change share structure and members register

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED
ACN / ABN
090 739 923

B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date

[/ /]

Name

The name of the appointed officeholder is

Family name | Given names

Place of birth

Date of birth

[/ /]

Former name

Their previous name was

Family name | Given names

Residential address

The residential address of the appointed officeholder is

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name | Given names

Expiry date

[/ /]

Has the role been extended?

☐ Yes

☐ No

Terms of appointment

B1 Continued... Appoint another company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date

/ /

Name

The name of the appointed officeholder is

Family name

Given names

Place of birth

Date of birth

/ /

Former name

Their previous name was

Family name

Given names

Residential address

The residential address of the appointed officeholder is

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name

Given names

Expiry date

/ /

Has the role been extended?

☐ Yes

☐ No

Terms of appointment

B2 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased officeholder.

Role of ceased officeholder

[X] Director

[ ] Secretary

[ ] Alternate director

Date officeholder ceased

Date

01/09/2003

Name

The name of the ceased officeholder is

Family name	Given names
CALLAGHAN	MAREE CATHERINE

Place of birth

SYDNEY, NSW

Date of birth

06/04/1946

B2 Continued... Cease another company officeholder

Role of ceased officeholder

[ ] Director

[ ] Secretary

[ ] Alternate director

Date officeholder ceased

Date

/ /

Name

The name of the ceased officeholder is

Family name	Given names

Place of birth

Date of birth

/ /

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.

The change is

Commence

- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

Date of change

/ /

Signature

This form must be signed by a current director or secretary of the company

I certify that the information in this form is true and correct.

Name

REVELL, GLENN DEREK

Capacity

[ ] Director

[X] Company secretary

Signature

Revell

Date signed

02/09/2003

Lodging Party Details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number

21781

Queries about this form

You can nominate an officeholder lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact

[ ] Signatory above

[X] ASIC registered agent above

[ ] Name of lodging party

Address

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

ASIC Filing

ASIC
Australian Securities and Investments Commission

Change to company details

Form 484 - Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms

484 A - change of address, name (officeholders or members), details (ultimate holding company)

484 B - appoint/cease officeholder, change special purpose company status

Company details

Company name

INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN

090 739 923

Is this document being lodged to update the Annual Company Statement that was sent to you?

[ ] yes
[X] no

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY SHARES	1,682,721,213	74,231,141.76	0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occured

0[illegible]4/2003

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	26,606,144	2.79	0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occured

09/04/2003

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ yes (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ no (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation

Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

/ /

Signature

This form must be signed by a current director or secretary of the company

I certify that the information in this form is true and correct.

Name

REVELL, GLENN DEREK

Capacity

[ ] Director

[X] Company secretary

Signature

Date signed

15/09/2003

Lodging Party Details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number

21781

Queries about this form

You can nominate an officeholder lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact

[ ] Signatory above

[X] ASIC registered agent above

[ ] Name of lodging party

Address

DX Number

DX City/suburb

Telephone Number

Mail

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

ASIC
Australian Securities & Investments Commission

ASIC Information Processing Centre
14 - 22 Grey Street, Traralgon
PO Box 4000
Gippsland Mail Centre VIC 3841
Customer Enquiries: (03) 5177 3988
Facsimile: (03) 5177 3999
ASIC Homepage: www.asic.gov.au

Glen Revell
Level 21 Nrma Centre
388 George Street
Sydney NSW 2000

19 September 2003

Reference Number: 019452655

Dear Sir/Madam,

re: Application to change a review date of a company or scheme

INSURANCE AUSTRALIA GROUP LIMITED
ACN 090 739 923

You are advised that the application submitted on 04/07/2003 to Australian Securities and Investments Commission (ASIC) on behalf of the above company to change the review date, has been approved.

The new review date for the company will be 05 November. This will take effect immediately.

If you require further assistance on this matter, please do not hesitate to phone the enquiry line on 5177 3988.

NANCY SMITH
Customer Service Officer

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

29 September 2003

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

PRICING OF SHARES TO BE ALLOCATED UNDER DIVIDEND REINVESTMENT PLAN

IAG is pleased to advise that ordinary shares to be allocated under the company's Dividend Reinvestment Plan (DRP) will be priced at $4.07 per share for the 2003 final dividend.

The DRP price was based on an average market price for the ten trading days from 15 September to 26 September 2003 inclusive.

Under the DRP, around 9.1 million ordinary shares will be allocated to participating shareholders on 13 October 2003, at the same time as final dividend payments are made. Shares to be allocated to participating shareholders are being purchased on market.

Participating shareholders will be mailed a notice of their new shareholding on 13 October 2003.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head Of Investor Relations

NRMA INSURANCE ClearView SGIO SGIC CGU swann insurance STATE circle N4

N:\CSCDept\CSCUser\ASX\2003\Sept\290903 DRP Cover Letter.doc

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance
Australia
Group

16 October 2003

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED
INVESTOR PRESENTATION

Please find attached copy of presentation by Insurance Australia Group's Limited CEO, Mr Michael Hawker, to the Merrill Lynch Australasian Investment Conference held in New York.

Yours truly

Glenn Revell
Company Secretary

Insurance Australia Group Limited

Michael Hawker, CEO

Presentation to Merrill Lynch Australasian Investment Conference – 15 October 2003

A watershed year

- Undertook the acquisition of CGU and NZI
  - Added nearly 60% to gross written premium
- Delivered improved performance from both the existing and acquired businesses
  - Reduced loss ratios
  - Reduced operating costs
  - Improved levels of new business and customer retention
- Achieved target capital mix, retaining 'AA' insurer financial strength ratings for key insurance entities

Outline

- The markets in which we operate
  - Market size and consolidation
- Our mix of business and diversification
- Market cycles and conditions
- FY03 results
  - Key ratios
  - Acquired business performance & integration
- Capital strength
- Outlook

Australia's consolidated market

Insurance Australia Group



GWP A$m
6000
5000
4000
3000
2000
1000
0
30.0%
CGU
13.1%
11.9%
7.9%
7.3%
15.0%
14.8%
IAG (pro-forma)
Promina
Suncorp
Allianz
QBE
Next 15
The rest

Source: APRA Statistics June 2002 – Inside Australia general insurance premiums (excluding reinsurers)

New Zealand's consolidated market


GWP NZ$m
1000
800
600
400
200
0
40.0%
NZI
20.6%
8.8%
8.2%
22.4%
IAG NZ
Promina
Lumley
AMI
The rest

Source: Insurance Council of New Zealand – Calendar 2002 Statistics


Australia
% market share
50%
40%
30%
20%
10%
0%
45%
38%
27%
18%
30%
Motor
Home
Motor liability
Commercial
Employer liability


New Zealand
% market share
50%
40%
30%
20%
10%
0%
38%
39%
43%
29%
25%
Motor
Home
Comm. Motor
Comm. property
Comm. liability

- Leading market shares in each line of business – except in Australian commercial insurance where our focus is on the smaller end of the market

Premium diversification

Premium by class and % outside NSW/ACT



12%
20%
21%
34%
40%
42%
51%
56%
$1.7bn
$1.8bn
$2.2bn
$2.6bn
$3.1bn
$3.6bn
$5.2bn
$6.3bn
26%
17%
56%
1%
30%
17%
52%
1%
2%
28%
16%
50%
2%
2%
3%
23%
16%
51%
3%
4%
4%
19%
17%
49%
6%
5%
4%
17%
9%
18%
47%
5%
5%
3%
12%
4%
15%
20%
37%
5%
6%
10%
3%
20%
22%
34%
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY03 Proforma
Motor
Home
Short-tail Commercial
Workers' Comp
CTP/Motor liability
Health
Liability
Other Short-tail

The main components of Other short-tail are: 2% other accident; 1% extended warranty; and 1% consumer credit business

Broadened distribution channel mix



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2%
12%
86%
11%
36%
53%
FY02
Proforma Group
FY03
Direct
Intermediated
Third party

Market conditions and cycles

- A tale of three cycles
- Personal lines
  - Structural change – considered sustainable
- Commercial lines
  - The larger the business, the more susceptible to ongoing global cyclical influences
- Statutory classes (motor & employer liability)
  - Long cycles influenced by the balance of social expectations and regulatory reform
- All cycles currently in favourable position

FY03 financial results overview

Consolidated financial results	FY 2001	FY 2002	FY 2003
	A$m	A$m	A$m
Gross written premium	3,198	3,558	5,150
Net premium revenue	2,775	3,195	4,636
Underwriting profit/(loss)	(22)	142	199
Investment income on technical reserves	232	136	372
Insurance profit	210	278	571
Investment income/(loss) on shareholders' funds	126	(234)	(120)
Amortisation & interest	(39)	(67)	(128)
Other items (net)	(42)	(78)	(26)
Profit before income tax	255	(101)	297
Income tax (expense)/benefit	(44)	18	(80)
Profit after income tax	211	(83)	217
Outside equity interests	(68)	58	(64)
Profit/(loss) attributable to all shareholders	143	(25)	153
ROE % (Average Equity) to ordinary shareholders	5.32	(1.00)	4.70
Basic EPS (cents)	9.40	(1.78)	8.65
DPS	10.0	10.5	11.5
Consolidated MCR multiple	n/a	1.56	1.62
Australian insurance operations multiple	n/a	n/a	2.03
Minimum probability of sufficiency of general insurance claims reserves	>90%	>90%	>90%

Fifth consecutive half-year of underwriting profit

IAG Insurance Australia Group



Insurance margin (pre-tax)
A$m
350
300
250
200
150
100
50
0
(50)
(100)
(150)
(200)
5.7
102
(39)
3.7%
187
(139)
7.8%
129
(26)
7.3%
103
4
8.0%
87
37
9.4%
48
105
16.1%
219
71
9.9%
153
128
1H00
2H00
1H01
2H01
1H02
2H02
1H03
2H03
Underwriting result
Investment return on technical reserve

NRMA INSURANCE ClearView SGIO SGIC CGU swann insurance STATE

Key operating ratios – margins up



Expense ratio
(and commission ratio for FY01 - FY03)
27.5%
25.0%
22.5%
20.0%
17.5%
15.0%
12.5%
10.0%
7.5%
5.0%
2.5%
0.0%
22.1%
23.9%
21.6%
19.0%
1.3%
18.7%
1.0%
18.4%
4.8%
FY98
FY99
FY00
FY01
FY02
FY03



Loss ratio
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
87.3%
83.8%
85.9%
80.5%
75.9%
72.5%
FY98
FY99
FY00
FY01
FY02
FY03



Combined ratio
115.0%
110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
109.4%
107.7%
107.5%
100.8%
95.6%
95.7%
FY98
FY99
FY00
FY01
FY02
FY03



Insurance margin (before tax)
10.0%
7.5%
5.0%
2.5%
0.0%
4.5%
3.2%
4.6%
7.6%
8.7%
12.3%
FY98
FY99
FY00
FY01
FY02
FY03

CGU/NZI performing strongly

CGU/NZI insurance result	Actual	Business case
Gross written premium	A$1,291m	A$1,125m
Net earned premium	A$1,023m	A$972m
Combined ratio	91.5%	98.3%
Contribution to group NPBT [1]	A$88m	n/a

[1] Stated after allowing for goodwill amortisation, integration expenses and borrowing costs associated with the acquisition

- The acquired CGU/NZI business out-performed the initial business case on all key measures for 2H03

Synergy realisation progressing well

Synergy realisation schedule	2H03 Estimated	2H03 Actual	1H04 Estimated	2H04 Estimated
All amounts are pre-tax	A$m	A$m	A$m	A$m
Cumulative run-rate per annum				
Personal lines	6	15	49	70
Commercial	4	14	20	35
IT, shared services & overheads	8	13	25	35
Australia sub-total	**18**	**42**	**94**	**140**
International - New Zealand	**3**	**12**	**17**	**20**
Total synergies in run-rate	**21**	**54**	**111**	**160**
Reported income statement				
Synergy benefits collected	7	9	38	74
Costs of implementation expensed	(49)	(45)	(40)	(12)
Net impact on pre-tax profit for period	**(42)**	**(36)**	**(2)**	**62**

- Implementation cost unchanged at $145m - $12m less capitalised
- $13m increase in benefits expected in FY04 profit
- On track to deliver $160m (pre-tax) in sustainable benefits by June 2004

Updated operating targets

	Previous post-integration targets	FY03 results	Status	Revised FY04 targets
	%	%		%
COR - Group	96-98	95.7	✓	93-96
COR - Short-tail	94-96	93.7	✓	92-94
COR - Long-tail	105-110	102.2	✓	100-105
COR - International	92-95	95.3	In line	91-93
Insurance margin (pre-tax)	9-11	12.3	✓	9-12

- Achieved post integration targets in FY03
- Upgraded COR targets for the coming year to maintain insurance margins in context of low interest yields

Strongly capitalised

- Approach to capital unchanged
  - Risk of ruin of 1 in 750 years
  - 'AA' category rating – currently 'AA' (Outlook stable)
  - Group MCR multiple in 1.35x – 1.65x range, now at 1.62x
- Australian insurance entities at 2.03x MCR
- Strengthened risk margins in claims reserves and maintained minimum probability at 90%
- Max retained loss per event is $70m – <1.3% of NEP
- Capital mix at target & cash flow generation strong
- High quality, liquid investment portfolio

FY04 outlook

- Consider organic growth of 7 – 9% achievable
  - Continued robust economy/GDP growth
  - Moderate premium rate increases reflecting claims inflation
- Focused on organic growth and improved efficiency
- Upgraded COR targets for FY04 to maintain insurance margins in 9 – 12% range
- Well positioned to deliver improved and more stable returns if equity markets no longer negative

Platform for ongoing value delivery

- Business now has scale and momentum
- Supported by robust capital and risk management
- Customer focus being enhanced to improve service and loyalty
- Technology transformation to deliver step change in value in 2 – 3 years
- Our people and culture being developed to provide long-term value for the Group
- Recognise the Group's role in the community & environment

Our strategic focus over time


Progress
Progressing this will depend on being able to show internationally applicable core competencies
Generation of international growth and profitability
Generation of domestic organic growth and profitability
We believe that there are substantial opportunities locally for a few years
June 2003
Generation of domestic scale
Delivered
Time


IAG
Insurance
Australia
Group

Questions










Insurance Australia Group Limited
ABN 60 090 739 923

ASIC

Australian Securities & Investments Commission

Enquiries	03 5177 3988
Issue date	06 Nov 03

Company Statement

Extract of particulars - s346A(1) Corporations Act 2001

Check this statement carefully

You are legally obligated to ensure that all your company details are complete and correct. This is required under s346C (1) and/or s346B and s346C (2) of the Corporations Act 2001.

ACN 090 739 923

FOR INSURANCE AUSTRALIA GROUP LIMITED

You must check this statement carefully and inform ASIC of any changes or corrections immediately. **Do not return this statement.** You must notify ASIC within 28 days after the date of change, and within 28 days after the date of issue of your annual company statement. Late lodgement of changes will result in late fees.

REVIEW DATE: **05 November 03**

You must notify ASIC of any changes to company details — Do not return this statement

www.asic.gov.au/easylodge Log in with your Corporate Key:

Use Form 484 to make changes to company details. **Use Form 492** if you've already notified ASIC of changes but they are not shown correctly in this statement.

Phone if you've already notified ASIC of changes but they are not shown correctly in this statement. Ph: 03 5177 3988

Use your agent.

Company statement

These are the current company details held by ASIC. You must check this statement carefully and inform ASIC of any changes or corrections immediately. Late fees apply. **Do not return this statement.**

1 Registered office

LEVEL 21 NRMA CENTRE 388 GEORGE STREET SYDNEY NSW 2000

2 Principal place of business

LEVEL 21 NRMA CENTRE 388 GEORGE STREET SYDNEY NSW 2000

3 Officeholders

Name: ROWAN ALEXANDER ROSS
Born: GLEN INNES NSW
Date of birth: 06/10/1948
Address: 1 BENNETT AVENUE DARLING POINT NSW 2027
Office(s) held: DIRECTOR, APPOINTED 25/07/2000

Name: GLENN DEREK REVELL
Born: WAIUKU NEW ZEALAND
Date of birth: 26/11/1951
Address: 18 IMMARNA AVENUE LILLI PILLI NSW 2229
Office(s) held: SECRETARY, APPOINTED 15/10/2002

These details continue on the next page

Company statement continued

Name: GEOFFREY ASHTON COUSINS
Born: SYDNEY NSW
Date of birth: 15/12/1942
Address: 275 WHALE BEACH ROAD WHALE BEACH NSW 2107
Office(s) held: DIRECTOR, APPOINTED 25/07/2000

Name: JAMES ALEXANDER STRONG
Born: LISMORE NSW
Date of birth: 31/07/1944
Address: 17 GOOBARAH ROAD BURRANEER NSW 2230
Office(s) held: DIRECTOR, APPOINTED 02/08/2001

Name: MICHAEL JOHN HAWKER
Born: WELLINGTON NSW
Date of birth: 11/10/1959
Address: 13 MYOORA ROAD TERREY HILLS NSW 2084
Office(s) held: DIRECTOR, APPOINTED 02/11/2001

Name: NEIL DOUGLAS HAMILTON
Born: FREMANTLE WA
Date of birth: 02/05/1952
Address: 1 MOSMAN TERRACE MOSMAN PARK WA 6012
Office(s) held: DIRECTOR, APPOINTED 19/06/2000

Name: JOHN FREDERICK ASTBURY
Born: WEDNESBURY STAFFORDSHIRE UNITED KINGDOM
Date of birth: 29/03/1944
Address: 105 GILLS ROAD KANGAROO GROUND VIC 3097
Office(s) held: DIRECTOR, APPOINTED 25/07/2000

Name: ANNE JILLIAN KEATING
Born: SYDNEY NSW
Date of birth: 31/10/1953
Address: UNIT 2503 168 KENT STREET SYDNEY NSW 2000
Office(s) held: DIRECTOR, APPOINTED 19/06/2000

Name: DOMINIQUE GAYLE FISHER
Born: PORT MORESBY PAPUA NEW GUINEA
Date of birth: 06/12/1956
Address: 8A MAYFIELD AVENUE MALVERN VIC 3144
Office(s) held: DIRECTOR, APPOINTED 19/06/2000

Name: ANNE O'DRISCOLL
Born: CORK IRELAND
Date of birth: 25/07/1962
Address: 15A HARBOUR STREET MOSMAN NSW 2088
Office(s) held: SECRETARY, APPOINTED 02/07/2002

4 Company share structure

Share class	Shares description	Number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY SHARES	1,656,115,069	$ 0	$ 0
REDP	REDEEMABLE PREFERENC	3,500,000	$ 0	$ 0

These details continue on the next page

Company statement continued

5 Members

Name: MLC LIMITED ACN 000 000 402

Address: C/- WESTPAC CUSTODIAN NOMINEES 50 PITT STREET SYDNEY NSW 2000

Share class	Total number held	Fully paid	Beneficially held
ORD	11,677,544	Yes	

Name: WESTPAC FINANCIAL SERVICES LTD ACN 000 241 127

Address: C/- WESTPAC CUSTODIAN NOMINEES 50 PITT STREET SYDNEY NSW 2000

Share class	Total number held	Fully paid	Beneficially held
ORD	10,593,021	Yes	

Name: COMMONWEALTH CUSTODIAL SERVICES LIMITED ACN 000 485 487

Address: GPO BOX 4122 SYDNEY NSW 2001

Share class	Total number held	Fully paid	Beneficially held
ORD	40,860,791	Yes	
REDP	355,000	Yes	

Name: CITICORP NOMINEES PTY LTD ACN 000 809 030

Address: GPO BOX 764G MELBOURNE VIC 3001

Share class	Total number held	Fully paid	Beneficially held
ORD	28,511,430	Yes	
ORD	5,542,796	Yes	
REDP	205,000	Yes	

Name: MERRILL LYNCH (AUSTRALIA) PTY LTD ACN 000 890 451

Address: LEVEL 41 120 COLLINS STREET MELBOURNE VIC 3000

Share class	Total number held	Fully paid	Beneficially held
REDP	39,833	Yes	

Name: ARGOS INVESTMENTS PTY LTD ACN 000 926 063

Address: GPO BOX 2692 ADELAIDE SA 5001

Share class	Total number held	Fully paid	Beneficially held
REDP	20,800	Yes	

These details continue on the next page

Company statement continued

Name: WESTPAC CUSTODIAN NOMINEES LIMITED ACN 002 861 565

Address: 50 PITT STREET SYDNEY NSW 2000

Share class	Total number held	Fully paid	Beneficially held
ORD	76,479,401	Yes	
REDP	411,912	Yes	

Name: J.P. MORGAN NOMINEES AUSTRALIA LIMITED ACN 002 899 961

Address: LOCKED BAG 7 SYDNEY NSW 2001

Share class	Total number held	Fully paid	Beneficially held
ORD	170,290,204	Yes	
REDP	16,296	Yes	

Name: HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED ACN 003 094 568

Address: HSBC BANK AUSTRALIA LIMITED LEVEL 32 HSBC CENTRE 580 GEORGE STREET SYDNEY NSW 2000

Share class	Total number held	Fully paid	Beneficially held
ORD	5,374,607	Yes	

Name: THE NATIONAL MUTUAL LIFE ASSOCIATION OF AUSTRALASIA LIMITED ACN 004 020 437

Address: LEVEL 13 447 COLLINS STREET MELBOURNE VIC 3000

Share class	Total number held	Fully paid	Beneficially held
ORD	15,118,721	Yes	

Name: EQUITY TRUSTEES LIMITED ACN 004 031 298

Address: GPO BOX 2307V MELBOURNE VIC 3001

Share class	Total number held	Fully paid	Beneficially held
REDP	24,030	Yes	

Name: NATIONAL NOMINEES LIMITED ACN 004 278 899

Address: GPO BOX 1406M MELBOURNE VIC 3001

Share class	Total number held	Fully paid	Beneficially held
ORD	104,597,318	Yes	
REDP	23,500	Yes	

These details continue on the next page

Company statement continued

Name: GOLDMAN SACHS JBWERE CAPITAL MARKETS LIMITED ACN 004 463 263
Address: LEVEL 9 101 COLLINS STREET MELBOURNE VIC 3000

Share class	Total number held	Fully paid	Beneficially held
REDP	65,997	Yes	

Name: UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD ACN 004 910 374
Address: GPO BOX 1257L MELBOURNE VIC 3001

Share class	Total number held	Fully paid	Beneficially held
REDP	58,188	Yes	

Name: ANZ NOMINEES LIMITED ACN 005 357 568
Address: GPO BOX 2842AA MELBOURNE VIC 3001

Share class	Total number held	Fully paid	Beneficially held
ORD	10,470,818	Yes	

Name: SHARE DIRECT NOMINEES PTY LIMITED ACN 006 437 065
Address: C/- COMMONWEALTH SECURITIES LOCKED BAG 22 AUSTRALIA SQUARE NSW 1215

Share class	Total number held	Fully paid	Beneficially held
REDP	100,000	Yes	

Name: KAPLAN PTY LTD ACN 009 422 271
Address: LEVEL 8 309 KENT STREET SYDNEY NSW 2000

Share class	Total number held	Fully paid	Beneficially held
REDP	25,500	Yes	

Name: ING LIFE LIMITED ACN 009 657 176
Address: MARK CUSH 347 KENT STREET SYDNEY NSW 2000

Share class	Total number held	Fully paid	Beneficially held
ORD	7,380,544	Yes	

Name: BRISPOT NOMINEES PTY. LIMITED ACN 009 839 070
Address: PO BOX N103 GROSVENOR PLACE NSW 1220

Share class	Total number held	Fully paid	Beneficially held
REDP	44,790	Yes	

These details continue on the next page

Company statement continued

Name: QUEENSLAND INVESTMENT CORPORATION

Address: C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD 4001

Share class	Total number held	Fully paid	Beneficially held
ORD	34,761,155	Yes	

Name: SUNCORP METWAY INSURANCE LIMITED ACN 075 695 966

Address: GPO BOX 519 BRISBANE QLD 4001

Share class	Total number held	Fully paid	Beneficially held
ORD	4,027,252	Yes	

Name: AMP LIFE LIMITED ACN 079 300 379

Address: PO BOX R209 ROYAL EXCHANGE NSW 1225

Share class	Total number held	Fully paid	Beneficially held
ORD	24,634,625	Yes	
REDP	191,080	Yes	

Name: COGENT NOMINEES PTY LIMITED ACN 084 150 023

Address: PO BOX R209 ROYAL EXCHANGE NSW 1225

Share class	Total number held	Fully paid	Beneficially held
ORD	8,274,497	Yes	

Name: GOVERNMENT SUPERANNUATION OFFICE

Address: C/- NATIONAL NOMINEES LTD GPO BOX 1406M MELBOURNE VIC 3001

Share class	Total number held	Fully paid	Beneficially held
ORD	5,986,017	Yes	

Name: RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED ACN 097 125 123

Address: GPO BOX 5430 SYDNEY NSW 2001

Share class	Total number held	Fully paid	Beneficially held
ORD	9,802,967	Yes	
ORD	7,877,134	Yes	
ORD	5,446,567	Yes	
REDP	99,010	Yes	

These details continue on the next page

Company statement continued

Name: RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED ACN 097 125 123

Address: LEVEL 18 56 PITT STREET SYDNEY NSW 2000

Share class	Total number held	Fully paid	Beneficially held
REDP	38,040	Yes	

Name: RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED ACN 097 125 123

Address: GPO BOX 5430 SYDNEY NSW 2001

Share class	Total number held	Fully paid	Beneficially held
REDP	28,200	Yes	

Name: BRENCORP NO.11 PTY. LTD. ACN 097 971 572

Address: MARIA WONG LEVEL 8 309 KENT STREET SYDNEY NSW 2000

Share class	Total number held	Fully paid	Beneficially held
REDP	22,500	Yes	

Name: CITIBANK LIMITED

Address: REGIONAL PROCESSING CENTRE LEVEL 14 CITIGROUP CENTRE 2 PARK STREET SYDNEY NSW 2000

Share class	Total number held	Fully paid	Beneficially held
REDP	36,900	Yes	

You must notify ASIC within 28 days of the date of change, and within 28 days of your review date. Late lodgement of changes will result in late fees.

EDGE Filename	C:\CASWIN\ELS\IN\F480_PR.175
Company Name	INSURANCE AUSTRALIA GROUP LIMITED
ACN	090 739 923
Type	PUBLIC
Class	LIMITED BY SHARES
Sub Class	LISTED
Review Date	05/11/2003
Prev Year End	
Status	
Incorp Date	30/11/1999
Incorp State	
Registered Office	LEVEL 21 NRMA CENTRE 388 GEORGE STREET SYDNEY NSW 2000
Date	28/01/2003
Business Office	LEVEL 21 NRMA CENTRE 388 GEORGE STREET SYDNEY NSW 2000
Date	01/07/2002
Officer	ROSS, ROWAN ALEXANDER 1 BENNETT AVENUE DARLING POINT NSW 2027 Born 06/10/1948 at GLEN INNES, NSW DIR App 25/07/2000
Officer	REVELL, GLENN DEREK 18 IMMARNA AVENUE LILLI PILLI NSW 2229 Born 26/11/1951 at WAIUKU, NEW ZEALAND SEC App 15/10/2002
Officer	COUSINS, GEOFFREY ASHTON 275 WHALE BEACH ROAD WHALE BEACH NSW 2107 Born 15/12/1942 at SYDNEY, NSW DIR App 25/07/2000
Officer	STRONG, JAMES ALEXANDER 17 GOOBARAH ROAD BURRANEER NSW 2230 Born 31/07/1944 at LISMORE, NSW DIR App 02/08/2001
Officer	HAWKER, MICHAEL JOHN 13 MYOORA ROAD TERREY HILLS NSW 2084 Born 11/10/1959 at WELLINGTON, NSW DIR App 02/11/2001
Officer	HAMILTON, NEIL DOUGLAS 1 MOSMAN TERRACE MOSMAN PARK WA 6012 Born 02/05/1952 at FREMANTLE, WA DIR App 19/06/2000
Officer	ASTBURY, JOHN FREDERICK 105 GILLS ROAD KANGAROO GROUND VIC 3097 Born 29/03/1944 at WEDNESBURY STAFFORDSHIRE, UNITED KINGDOM DIR App 25/07/2000
Officer	KEATING, ANNE JILLIAN UNIT 2503 168 KENT STREET SYDNEY NSW 2000 Born 31/10/1953 at SYDNEY, NSW DIR App 19/06/2000
Officer	FISHER, DOMINIQUE GAYLE 8A MAYFIELD AVENUE MALVERN VIC 3144 Born 06/12/1956 at PORT MORESBY, PAPUA NEW GUINEA DIR App 19/06/2000

Officer	O'DRISCOLL, ANNE
	15A HARBOUR STREET MOSMAN NSW 2088
	Born 25/07/1962 at CORK, IRELAND
	SEC App 02/07/2002
Issued Capital	
Share Class	ORD
Share Description	ORDINARY SHARES
Number Issued	1656115069
Amount payable per sha	$0.00
Amount paid per share	$0.00
Issued Options	0
Issued Capital	
Share Class	REDP
Share Description	REDEEMABLE PREFERENCE SHARES
Number Issued	3500000
Amount payable per sha	$0.00
Amount paid per share	$0.00
Issued Options	0
Member	11677544 ORD SHARES FULLY PAID
	MLC LIMITED
	000 000 402
	C/- WESTPAC CUSTODIAN NOMINEES 50 PITT STREET SYDNEY NSW 2000
Member	10593021 ORD SHARES FULLY PAID
	WESTPAC FINANCIAL SERVICES LTD
	000 241 127
	C/- WESTPAC CUSTODIAN NOMINEES 50 PITT STREET SYDNEY NSW 2000
Member	40860791 ORD SHARES FULLY PAID
	COMMONWEALTH CUSTODIAL SERVICES LIMITED
	000 485 487
	GPO BOX 4122 SYDNEY NSW 2001
Member	355000 REDP SHARES FULLY PAID
	COMMONWEALTH CUSTODIAL SERVICES LIMITED
	000 485 487
	GPO BOX 4122 SYDNEY NSW 2001
Member	28511430 ORD SHARES FULLY PAID
	CITICORP NOMINEES PTY LTD
	000 809 030
	GPO BOX 764G MELBOURNE VIC 3001
Member	5542796 ORD SHARES FULLY PAID
	CITICORP NOMINEES PTY LTD
	000 809 030
	GPO BOX 764G MELBOURNE VIC 3001
Member	205000 REDP SHARES FULLY PAID
	CITICORP NOMINEES PTY LTD
	000 809 030
	GPO BOX 764G MELBOURNE VIC 3001
Member	39833 REDP SHARES FULLY PAID
	MERRILL LYNCH (AUSTRALIA) PTY LTD
	000 890 451
	LEVEL 41 120 COLLINS STREET MELBOURNE VIC 3000
Member	20800 REDP SHARES FULLY PAID

	ARGOS INVESTMENTS PTY LTD 000 926 063 GPO BOX 2692 ADELAIDE SA 5001
Member	76479401 ORD SHARES FULLY PAID
	WESTPAC CUSTODIAN NOMINEES LIMITED 002 861 565 50 PITT STREET SYDNEY NSW 2000
Member	411912 REDP SHARES FULLY PAID
	WESTPAC CUSTODIAN NOMINEES LIMITED 002 861 565 50 PITT STREET SYDNEY NSW 2000
Member	170290204 ORD SHARES FULLY PAID
	J.P. MORGAN NOMINEES AUSTRALIA LIMITED 002 899 961 LOCKED BAG 7 SYDNEY NSW 2001
Member	16296 REDP SHARES FULLY PAID
	J.P. MORGAN NOMINEES AUSTRALIA LIMITED 002 899 961 LOCKED BAG 7 SYDNEY NSW 2001
Member	5374607 ORD SHARES FULLY PAID
	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED 003 094 568 HSBC BANK AUSTRALIA LIMITED LEVEL 32 HSBC CENTRE 580 GEORGE STREET SYDNEY NSW 2000
Member	15118721 ORD SHARES FULLY PAID
	THE NATIONAL MUTUAL LIFE ASSOCIATION OF AUSTRALASIA LIMITED 004 020 437 LEVEL 13 447 COLLINS STREET MELBOURNE VIC 3000
Member	24030 REDP SHARES FULLY PAID
	EQUITY TRUSTEES LIMITED 004 031 298 GPO BOX 2307V MELBOURNE VIC 3001
Member	104597318 ORD SHARES FULLY PAID
	NATIONAL NOMINEES LIMITED 004 278 899 GPO BOX 1406M MELBOURNE VIC 3001
Member	23500 REDP SHARES FULLY PAID
	NATIONAL NOMINEES LIMITED 004 278 899 GPO BOX 1406M MELBOURNE VIC 3001
Member	65997 REDP SHARES FULLY PAID
	GOLDMAN SACHS JBWERE CAPITAL MARKETS LIMITED 004 463 263 LEVEL 9 101 COLLINS STREET MELBOURNE VIC 3000
Member	58188 REDP SHARES FULLY PAID
	UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD 004 910 374 GPO BOX 1257L MELBOURNE VIC 3001
Member	10470818 ORD SHARES FULLY PAID
	ANZ NOMINEES LIMITED 005 357 568

	GPO BOX 2842AA MELBOURNE VIC 3001
Member	100000 REDP SHARES FULLY PAID
	SHARE DIRECT NOMINEES PTY LIMITED
	006 437 065
	C/- COMMONWEALTH SECURITIES LOCKED BAG 22 AUSTRALIA SQUARE NSW 1215
Member	25500 REDP SHARES FULLY PAID
	KAPLAN PTY LTD
	009 422 271
	LEVEL 8 309 KENT STREET SYDNEY NSW 2000
Member	7380544 ORD SHARES FULLY PAID
	ING LIFE LIMITED
	009 657 176
	MARK CUSH 347 KENT STREET SYDNEY NSW 2000
Member	44790 REDP SHARES FULLY PAID
	BRISPOT NOMINEES PTY. LIMITED
	009 839 070
	PO BOX N103 GROSVENOR PLACE NSW 1220
Member	34761155 ORD SHARES FULLY PAID
	QUEENSLAND INVESTMENT CORPORATION
	C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD 4001
Member	4027252 ORD SHARES FULLY PAID
	SUNCORP METWAY INSURANCE LIMITED
	075 695 966
	GPO BOX 519 BRISBANE QLD 4001
Member	24634625 ORD SHARES FULLY PAID
	AMP LIFE LIMITED
	079 300 379
	PO BOX R209 ROYAL EXCHANGE NSW 1225
Member	191080 REDP SHARES FULLY PAID
	AMP LIFE LIMITED
	079 300 379
	PO BOX R209 ROYAL EXCHANGE NSW 1225
Member	8274497 ORD SHARES FULLY PAID
	COGENT NOMINEES PTY LIMITED
	084 150 023
	PO BOX R209 ROYAL EXCHANGE NSW 1225
Member	5986017 ORD SHARES FULLY PAID
	GOVERNMENT SUPERANNUATION OFFICE
	C/- NATIONAL NOMINEES LTD GPO BOX 1406M MELBOURNE VIC 3001
Member	9802967 ORD SHARES FULLY PAID
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED
	097 125 123
	GPO BOX 5430 SYDNEY NSW 2001
Member	7877134 ORD SHARES FULLY PAID
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED
	097 125 123
	GPO BOX 5430 SYDNEY NSW 2001
Member	5446567 ORD SHARES FULLY PAID
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED
	097 125 123

	GPO BOX 5430 SYDNEY NSW 2001
Member	99010 REDP SHARES FULLY.PAID
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED
	097 125 123
	GPO BOX 5430 SYDNEY NSW 2001
Member	38040 REDP SHARES FULLY PAID
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED
	097 125 123
	LEVEL 18 56 PITT STREET SYDNEY NSW 2000
Member	28200 REDP SHARES FULLY PAID
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED
	097 125 123
	GPO BOX 5430 SYDNEY NSW 2001
Member	22500 REDP SHARES FULLY PAID
	BRENCORP NO.11 PTY. LTD.
	097 971 572
	MARIA WONG LEVEL 8 309 KENT STREET SYDNEY NSW 2000
Member	36900 REDP SHARES FULLY PAID
	CITIBANK LIMITED
	REGIONAL PROCESSING CENTRE LEVEL 14 CITIGROUP CENTRE 2 PARK STREET SYDNEY NSW 2000
Total Amount Owing	$120.00
Invoice Details	Annual Review
Date	05/11/2003
Debtor No	22 090739923
Invoice No	0X0399604480A PA
Amount	$1000.00
BPAY Ref	2290907399237
Post BillPay Ref	*875 1379 0002290907399237 96

Appendix 3B - DRP

Document date: Mon 31 Mar 2003 **Published:** Mon 31 Mar 2003 13:50:02
Document No: 292109 **Document part:** A
Market Flag: N
Classification: Appendix 3B

INSURANCE AUSTRALIA GROUP LIMITED 2003-03-31 AS

HOMEX - Sydney

+++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AG

Information or documents not available now must be given to . soon as available. Information and documents given to ASX b ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99 1/7/2000.

Name of Entity
Insurance Australia Group Limited

ACN or ARBN
60 090 739 923

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Fully paid ordinary s (Ordinary Shares)
2. Number of securities issued or to be issued (if known) or maximum number which may be issued 26,606,144	1. 16,239,756 Ordinar issued pursuant to th underwriting of a Div Reinvestment Plan (DR + 2. 10,366,388 Ordinar issued pursuant to th
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	On the same terms as Ordinary Shares liste ASX.

4.	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes	
5.	Issue price or consideration	A$2.79 per Ordinary S	
6.	Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the s issued pursuant to th and the underwriting DRP will be used to r part of a short term facility used to fund acquisition of the ge insurance businesses Australia and New Zea CGU and NZI from Aviv (formerly CGNU plc), to the market on 18/1	
7.	Dates of entering securities into uncertified holdings or despatch of certificates	1. 09/04/2003 2. 14/04/2003	
		NUMBER	CLASS
8.	Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	1,682,721,213 3,500,000	Ordinary Share Reset Preferen
		NUMBER	CLASS
9.	Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	6,608,319	Options over u shares
10.	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares w from the date of allo carry the right to pa in dividends.	

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed pe
partly paid securities that become fully paid, employee ince
share securities when restriction ends, securities issued on
or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, g

Tick to indicate you are providing the information or do

35. If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securiti held by those holders

36. If the securites are equity securities, a distributi schedule of the additional securities setting out th number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securitie
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

X Cheque

Electronic payment made
Note: Payment may be made electronically if Appendix given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has b arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securit

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absol discretion. ASX may quote the securities on any conditio decides.

2. We warrant the following to ASX.

* The issue of the securities to be quoted complies wi complies with the law and is not for an illegal purp

* There is no reason why those securities should not b quotation.

* An offer of the securities for sale within 12 months

their issue will not require disclosure under sectio
or section 1012C(6) of the Corporations Act.

* Section 724 or section 1016E of the Corporations Act apply to any applications received by us in relation securities to be quoted and that no-one has any righ return any securities to be quoted under sections 73 1016F of the Corporations Act at the time that we re the securities be quoted.

* We warrant that if confirmation is required under se 1017F of the Corporations Act in relation to the sec be quoted, it has been provided at the time that we that the securities be quoted.

* If we are a trust, we warrant that no person has the return the securities to be quoted under section 101 Corporations Act at the time that we request that th securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by respect of any claim, action or expense arising from or with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by th If any information or document not available now, will g ASX before quotation of the securities begins. We acknow ASX is relying on the information and documents. We warr they are (will be) true and complete.

A O'Driscoll
COMPANY SECRETARY
31/03/2003

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
Facsimile: 02 9292 8072
iag.com.au

20 June 2003

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

IAG
Insurance
Australia
Group

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

MEDIA RELEASE: ISSUE OF $200 MILLION IN RESET PREFERENCE SHARES - RPS2 (ASX CODE IAGPB)

Attached for immediate release to the market is an announcement by the Company in relation to the issue by IAG today of $200 million of Reset Preference Shares (RPS2), which will commence trading on the Australian Stock Exchange (ASX) on 23 June 2003, on a deferred settlement basis.

Please also find attached information supplementary to the Appendix 3B lodged with the ASX on 6 June 2003 in relation to the issue of RPS2.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment: 5 pages

20 June 2003

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
iag.com.au

MEDIA RELEASE

IAG Insurance Australia Group

Insurance Australia Group's RPS2 over subscribed

Insurance Australia Group Limited's second issue of reset preference shares (RPS2) will begin trading on the ASX on Monday, on a deferred settlement basis.

The company today issued a total of $200 million in RPS2 which have been assigned the code IAGPB by ASX.

IAG Chief Financial Officer, Mr George Venardos said the offer was over subscribed.

"We're pleased with investors' response to the offer. There is strong interest in this type of security, following our first issue of reset preference shares last year," Mr Venardos said.

Trading of RPS2 on the ASX will commence on a deferred settlement basis on 23 June 2003. Trading is expected to commence on a normal settlement basis on 27 June 2003.

Mr Venardos said RPS2 holding statements, which set out the number of RPS2 issued to each applicant, will be mailed on 26 June 2003.

"We strongly recommend that all applicants confirm their holding prior to trading in the RPS2* by checking with their broker or calling the IAG RPS2 Information Line on 1300 666 635."

The dividend rate on the RPS2 was set at 4.51% per annum and has been fixed until the first reset date of 15 June 2008. The dividend is expected to be fully franked and, as such, the grossed up fully franked dividend rate is equivalent to a rate of 6.435%.

The RPS2 offer was announced on 20 May 2003 as part of the company's ongoing capital management program. The proceeds will be used to repay existing senior debt.

* It is the responsibility of applicants to confirm their holding prior to trading in the RPS2. Applicants who sell their RPS2 before they receive their holding statements will do so at their own risk.

Media Relations		Investor Relations	
Name	Carolyn McCann	Name	Anne O'Driscoll
Telephone	(02) 9292 9557	Telephone	(02) 9292 3169
Mobile	0411 014 126	Mobile	0411 012 675

INSURANCE AUSTRALIA GROUP LIMITED

INVESTOR RANGES
FRIDAY 20 JUNE 2003

Ranges	Investors	Securities	% Issued Capital
Security Code : IAGPB -RESET PREFERENCE SHARES(RPS2)			
Holding Type : Issuer Sponsored			
1 - 1000	508	144,337	7.22
1001 - 5000	42	110,129	5.51
5001 - 10000	2	20,000	1.00
10001 - 100000	4	62,800	3.14
100001 and Over	0	0	.00
Total	556	337,266	16.86
Holding Type : C H E S S			
1 - 1000	921	240,442	12.02
1001 - 5000	58	139,888	6.99
5001 - 10000	17	140,350	7.02
10001 - 100000	24	751,549	37.58
100001 and Over	3	390,505	19.53
Total	1,023	1,662,734	83.14
Totals for Security Code IAGPB			
1 - 1000	**1,429**	**384,779**	**19.24**
1001 - 5000	**100**	**250,017**	**12.50**
5001 - 10000	**19**	**160,350**	**8.02**
10001 - 100000	**28**	**814,349**	**40.72**
100001 and Over	**3**	**390,505**	**19.53**
Total	**1,579**	**2,000,000**	**100.00**

The number of security investors holding less than a marketable parcel of 0 securities ($.000 on 31/12/1900) is 0 and they hold 0 securities.

end of report

ASX PERPETUAL
REGISTRARS

INSURANCE AUSTRALIA GROUP LIMITED

FIRST 20 INVESTORS REPORT
FRIDAY 20 JUNE 2003

Security: IAGPB - RESET PREFERENCE SHARES(RPS2)

Rank	Investor	Current Balance	% Issued Capital
1	UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD GPO BOX 1257L MELBOURNE VIC 3001	154,005	**7.70%**
2	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW 1225	119,000	**5.95%**
3	COMMONWEALTH CUSTODIAL SERVICES LIMITED GPO BOX 4122 SYDNEY NSW 1030	117,500	**5.88%**
4	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC 3001	100,000	**5.00%**
5	ZURICH INVESTMENT MANAGEMENT LIMITED <ZURICH AUST FIXED INT A/C> PO BOX 677 NORTH SYDNEY NSW 2059	65,000	**3.25%**
6	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE SYDNEY NSW 2001	62,500	**3.13%**
7	UBS NOMINEES PTY LTD <PRIME BROKING A/C> LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW 2000	56,010	**2.80%**
8	FORTIS CLEARING NOMINEES P/L <SETTLEMENT A/C> SUITE 1101 LEVEL 11 5 ELIZABETH STREET SYDNEY NSW 2000	48,000	**2.40%**
9	SUNCORP GENERAL INSURANCE LIMITED GPO BOX 519 BRISBANE QLD 4001	41,000	**2.05%**

ASX PERPETUAL
REGISTRARS

INSURANCE AUSTRALIA GROUP LIMITED

FIRST 20 INVESTORS REPORT
FRIDAY 20 JUNE 2003

Rank	Investor	Current Balance	% Issued Capital
10	IOOF INVESTMENT MANAGEMENT LIMITED LVL 29 303 COLLINS STREET MELBOURNE VIC 3000	35,000	1.75%
11	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS> PO BOX R209 ROYAL EXCHANGE NSW 1225	31,000	1.55%
12	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC 3001	29,900	1.50%
13	LEVEQ NOMINEES PTY LTD GPO BOX 5388 SYDNEY NSW 2001	28,644	1.43%
14	NET NOMINEES LIMITED C/- WESTPAC SECURITIES LIMITED GPO BOX 1 SYDNEY NSW 2000	25,000	1.25%
15	ZURICH AUSTRALIA LIMITED PO BOX 677 NORTH SYDNEY NSW 2059	25,000	1.25%
16	GIO GENERAL LTD GPO BOX 519 BRISBANE QLD 4000	23,500	1.18%
17	SUNCORP CUSTODIAN SERVICES PTY LIMITED <AFT> GPO BOX 519 BRISBANE QLD 4000	20,500	1.03%
18	MRS FAY CLEO MARTIN-WEBER UNIT 6 40 MONA ROAD DARLING POINT NSW 2027	20,000	1.00%
19	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <BKCUST A/C> GPO BOX 5430 SYDNEY NSW 2000	20,000	1.00%

ASX PERPETUAL
REGISTRARS

INSURANCE AUSTRALIA GROUP LIMITED

FIRST 20 INVESTORS REPORT
FRIDAY 20 JUNE 2003

Rank	Investor	Current Balance		% Issued Capital
20	ANZ SECURITIES (ENTREPOT) PTY LTD <UNPAID A/C> LEVEL 12 530 COLLINS STREET MELBOURNE VIC 3000	19,750		.99%
			Investors	
	TOTAL FOR TOP 20:	**1,041,309**	**20**	**52.07%**

		Investors	
TOTAL IN THIS REPORT:	**1,041,309**	**20**	**52.07%**
TOTAL OTHER INVESTORS:	**958,691**	**1,559**	**47.93%**
GRAND TOTAL:	**2,000,000**	**1,579**	**100.00%**

end of report

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

11 November 2003

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

DIVIDENDS PAYABLE: RESET PREFERENCE SHARES – RPS1 (IAGPA) and RPS2 (IAGPB)

We advise that the Board of Insurance Australia Group Limited today declared fully franked dividends in respect of 3,500,000 Reset Preference Shares with a face value of $100 each allotted on 4 June 2002 (RPS1) and 2,000,000 Reset Preference Shares with a face value of $100 allotted on 20 June 2003 (RPS2) as follows:

	RPS1	**RPS2**
Dividend rate per annum	5.80%	4.51%
Amount payable per $100 share	$2.9079	$2.1994
Record date	27 November 2003	27 November 2003
Payment date	15 December 2003	15 December 2003

If you have any queries concerning the above, please do not hesitate to contact me on (02) 9292 3169.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

12 November 2003

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 20000

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

ANNUAL GENERAL MEETING

At the Annual General Meeting of shareholders held on Wednesday, 12 November 2003, polls were held on all items of business as set out in the Notice of Meeting dated 15 September 2003. The Returning Officer has advised that the results of the polls are as follows:

SPECIAL BUSINESS

Approve Dividend Reinvestment Plan

Resolution 1: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That the terms of the Insurance Australia Group Limited Dividend Reinvestment Plan, a copy of which has been initialed by the Group Company Secretary for the purposes of identification and tabled at the meeting, and which is described in the Explanatory Notes, be approved for all purposes, including the purposes of ASX Listing Rules 7.1 and 7.2."

The motion was passed as an ordinary resolution.

Refresh capacity to issue shares, following issues through underwritten Dividend Reinvestment Plan

Resolution 2: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That the following issues by the Company in accordance with the Rules of the Company's Dividend Reinvestment Plan be approved for all purposes, including the purpose of ASX Listing Rule 7.4:

(a) the issue on 9 April 2003 of 16,239,756 ordinary shares at $2.79 for each share, under the underwriting arrangements for the Company's Dividend Reinvestment Plan; and

(b) the issue on 14 April 2003 of 10,366,388 ordinary shares at $2.79 for each share, to shareholders participating in the Company's Dividend Reinvestment Plan."

The motion was passed as an ordinary resolution.

Refresh capacity to issues shares, following issue of reset preference shares

Resolution 3: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That the issue by the Company on 20 June 2003 of 2,000,000 reset preference shares (**RPS2**) at $100 for each RPS2 be approved for all purposes, including the purpose of ASX Listing Rule 7.4."

The motion was passed as an ordinary resolution.

Approve grant of Performance Award Rights to CEO

Resolution 4: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That the grant to the Chief Executive Officer (**CEO**) of the Company, Mr Michael Hawker, of up to 1,500,000 Performance Award Rights under the Company's Performance Award Rights Plan, as part of his remuneration for services as CEO, be approved for all purposes, including for the purpose of ASX Listing Rule 10.14."

The motion was passed as an ordinary resolution.

Changes to Constitution to update for regulatory changes

Resolution 5: To consider and, if thought fit, pass the following resolution as a special resolution:

"That the present form of the Constitution of the Company be repealed and replaced with a new form of Constitution, a copy of which has been initialed by the Group Company Secretary for the purposes of identification and tabled at the meeting and is described in the Explanatory Notes."

The motion was passed as a special resolution.

Changes to Constitution to adopt new preference share terms

Resolution 6: To consider and, if thought fit, pass the following resolution as a special resolution:

"Subject to Resolution 5 being passed, that the Constitution of the Company be amended by inserting a new Schedule 1 to the Constitution in the form of Annexure A to the Explanatory Notes."

The motion was passed as a special resolution.

ORDINARY BUSINESS

Election of Directors

Mr Neil Hamilton and Mr James Strong retire by rotation and, in accordance with the Company's Constitution:

Resolution 7: Mr Neil Hamilton, being eligible, offers himself for re-election.

Mr Hamilton was re-elected.

Resolution 8: Mr James Strong, being eligible, offers himself for re-election.

Mr Strong was re-elected.

The results of the proxy voting on the polls carried out in respect of each of the above resolutions are set out on Schedule A attached to this letter.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (1 page)

SCHEDULE A

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

ANNNUAL GENERAL MEETING

12-Nov-03

DISCLOSURE OF PROXY VOTES

		Number of proxy votes which the appointments specified as:				Total no. of proxy votes	Poll results			
		FOR	AGAINST	ABSTAIN	AT PROXY'S DISCRETION	EXERCISABLE	TOTAL VOTES IN FAVOUR	TOTAL VOTES AGAINST	TOTAL VOTES ABSTAIN	PASSED/ DEFEATED
RESOLUTION	1	577,564,995	7,291,768	2,902,439	62,075,862	646,932,625	642,592,694	7,533,186	2,916,010	PASSED
RESOLUTION	2	193,633,833	7,613,783	2,487,288	44,169,655	245,417,271	240,510,384	7,815,198	2,504,169	PASSED
RESOLUTION	3	231,486,022	12,543,518	5,430,770	21,651,465	265,681,005	255,887,228	12,817,988	5,472,134	PASSED
RESOLUTION	4	524,821,002	57,785,523	5,851,519	50,522,608	633,129,133	574,861,221	58,730,261	7,937,329	PASSED
RESOLUTION	5	482,619,577	98,971,681	6,044,722	64,190,208	645,781,466	549,721,868	99,221,526	6,072,226	PASSED
RESOLUTION	6	472,723,911	107,267,609	7,308,571	64,490,455	644,481,975	540,123,749	107,537,519	7,317,436	PASSED
RESOLUTION	7	567,935,264	11,215,615	6,588,179	64,097,901	643,248,780	634,949,725	11,465,490	6,613,898	PASSED
RESOLUTION	8	568,558,995	11,367,992	5,965,993	63,949,096	643,876,083	635,437,757	11,608,230	5,986,581	PASSED

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

12 November 2003

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

ANNUAL GENERAL MEETING

Attached are copies of:

- an address by the Chairman, Mr James Strong; and
- a presentation by the Chief Executive Officer, Mr Michael Hawker,

to be delivered to the Annual General Meeting of Insurance Australia Group Limited, scheduled to commence at 10:00am today.

The AGM is being webcast on www.iag.com.au.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (28 pages)

Address by Mr James Strong, Chairman
Insurance Australia Group Limited
2003 Annual General Meeting
12 November 2003

The main purpose of my address as Chairman today is to provide a brief overview of the past financial year and to comment on other significant events.

I will ask Michael Hawker as CEO to speak in more detail on the operations of the company over the last year and also to comment on the present financial year. I do not intend to speak, at this stage, on the individual resolutions before this meeting. I will make remarks on each of those matters as we deal with them later.

A watershed year

The 2002-2003 financial year has been a watershed for Insurance Australia Group and a great deal has been achieved. IAG is now clearly the leading general insurance group in this part of the world, and we are well positioned for the future.

CGU & NZI Acquisition

As you know we carried out a major acquisition because CGU/NZI was the right purchase at the right time to seize a specific opportunity unlikely to recur or exist for long. Subsequent financial performance of the acquired businesses and movements in our share price have emphatically endorsed this strategy, to the benefit of shareholders.

The inclusion of CGU and NZI has transformed the combined business and completed our evolution from a company servicing only NSW and the ACT, to a truly national operation in both Australia and New Zealand. Both companies have added real value to our group.

Less than ten years ago, we offered three products. Now, we are fully diversified by product, geography and distribution channel, with one of the region's highest financial strength ratings for an insurance company from Standard & Poor's.

Group Performance

In terms of ongoing business, the whole Group performed very well, driven by a new stability and continuing focus on improved operations.

Our overall returns from investments also increased, reflecting both the change to our asset mix and improved market conditions.

Board and management strategy

Our focus over the next year or more will be to improve every element of our businesses to achieve the five year strategies adopted by the Board and management in May last year.

Michael Hawker will speak in more detail on the components of this strategy, our progress, and how this is being confirmed through our results.

We are very pleased with progress to date, particularly with the CGU/NZI acquisition and integration, which remains on track to deliver the anticipated $160 million pre tax per annum in sustainable expense synergies. We are delighted to have the CGU and NZI management and staff now in the same team. They have been a great addition in terms of knowledge, experience and different skills.

There is a lot of hard work and attention to detail to realise the full potential benefits of lower costs, greater scale, improved efficiency and stronger market presence.

Dividends

Last month we paid ordinary shareholders a final dividend of seven cents per share. This brings our total annual dividend to 11.5 cents per ordinary share – which is 9.5 per cent higher than the previous year. The Board will continue to consider carefully future dividend policy to ensure the best outcomes for our shareholders.

A commitment to sound governance

As a responsible Board and management, we are committed to proper governance to ensure predictability in performance.

A key issue is building a sound structural foundation for decision making and carrying out transactions on a day to day basis throughout our Group.

We have three very active Board Committees - the Audit Committee, chaired by John Astbury, the Risk Management & Compliance Committee, chaired by Rowan Ross, and the Nomination, Remuneration and Corporate Governance Committee which I chair. The roles and responsibilities of these Committees are spelt out in your Annual Report.

All Directors also met with our appointed external auditor, KPMG, and discussed the comments by the auditor on the risk culture and ethos within our Group, including risk reporting procedures.

Regardless of the legislative or regulatory framework we recognise that ultimately the integrity of individuals remains paramount. Therefore we place great emphasis on selection, training, corporate ethics and leadership right across the Group. Michael Hawker provides excellent leadership in this area by his own behaviour and standards.

We have also moved quickly to adopt recent developments in corporate governance and respond to public concerns and regulatory guidelines. This includes the principles released earlier this year by the ASX Corporate Governance Council.

The Board decided to freeze the operation of the retirement benefits scheme for non-executive Directors from 1 September this year. There will be no future accrual of benefits on the basis of service, and the scheme will phase out, as it will not apply to new Directors.

We also took specialist external advice on Board remuneration in light of major changes since these were last reviewed and set. Factors taken into account included the cessation of retirement benefits, the significant increase in size and complexity of the Group, additional duties on subsidiary boards, and reduced Board size which I will refer to later. As a result of this advice, remuneration for non-executive Directors was increased with effect from 1 September this year. This is the first change since the Company listed three years ago and the new schedule of fees still fall within the sum approved for Directors fees. The standard fee for Directors will increase from $70,000 per annum to $100,000 per annum. The Chairman's fee will be maintained at three times the base fee per annum. Under the new fee arrangement the Chairman will not receive additional fees for serving on the Nomination, Remuneration and Corporate Governance Committee, or for serving as a director of our captive reinsurance company IAG Re, or any other committees.

We have also formalised our practices in relation to engagement terms for Directors, length of service and peer review. This included the introduction of a standard tenure of two full three year terms or up to approximately seven years, with any extensions by invitation of the Board.

On the basis of their length of service, Directors Maree Callaghan and Mary Easson advised they would not seek re-election at this AGM and have retired from the Board as of 1 September this year.

I would like to take this opportunity to express my appreciation for the contributions of Maree and Mary, especially during my term as Chairman. They have both worked effectively with other Board members to achieve great progress in this period.

Following the retirement of Maree and Mary, the Board decided to reduce its size to eight Directors, being seven non-executives plus the Chief Executive as Managing Director. All your non-executive directors meet the criteria of being independent directors.

Future Priorities

As I said earlier, this has been a year of achievement for Insurance Australia Group. I thank the Board, management, and all our staff for a very solid year of hard work and real progress.

In particular, I thank Michael Hawker for his excellent leadership as Chief Executive Officer. We now have a very capable management group which is vital to our continuing success.

This year, we have demonstrated stability, and taken decisive actions to create a new platform for our future.

Our focus now has to remain on consolidation, achieving our full potential and reaching high standards of operating performance in every area of our business.

I can assure you the whole Board and management are very clear as to these priorities. Our commitment is to realising maximum benefits from all the opportunities now within our Group so we can deliver ongoing value to our shareholders.

END

Annual General Meeting 2003

Michael Hawker, Chief Executive Officer

12 November 2003

Insurance Australia Group Limited
ABN 60 090 739 923

Agenda

- Insurance - our role
- Year in review
- Looking forward

Insurance - our role

IAG Insurance Australia Group

Our customers and the community expect us to:

- Pay claims
- Price risk
- Minimise cost
- 'HELP' reduce risk

The economics of the business are driven by scale

Insurance Australia Group Limited
ABN 60 090 739 923

3

Insurance is the ultimate community product. People pool money with us so that, if an individual suffers a hardship, he or she is protected. People expect and hope they won't have to make a claim. But, with appropriate insurance, they can live their lives knowing their home, car or business is protected in case they do.

As an insurer, our role is to pay that money when it is needed. It's our role to pay claims.

To pay claims, we need to do two things well.

First, we need to price risk fairly and appropriately. If risk is under-priced, the available funds won't match claims and business will fail to the detriment of policyholders. If risk is overpriced, people will take their insurance business elsewhere or they will choose not to insure at all, which puts them and the community at risk.

Second we need to keep our operating costs down. The price of premiums includes not only the measure of risk but also the costs that go into providing the policy in the first place. Keeping our own overhead and infrastructure costs per policy down ensures we can offer affordable insurance.

But we don't just stop there. We believe we can help reduce the cost of insurance by working with our customers and the community to reduce the risk of accidents and insured events happening in the first place.

Underpinning these four priorities is scale. We believe, unless you have a competitive edge in a niche area, scale is crucial to succeeding in general insurance. There are considerable infrastructure costs in running an insurance company well. Spreading these across a greater premium base is beneficial, enhancing our ability to keep our costs per policy down.


IAG
Year in review
Insurance Australia Group Limited
ABN 60 090 739 923
4

This has been a watershed year for Insurance Australia Group. Our achievements have been numerous, in relation to our customers, our people, our shareholders and the communities in which we operate.

Customers: improved experience


General insurance policies in force
millions
12.0
10.0
8.0
6.0
4.0
2.0
0.0
5.2
6.8
8.6
8.7
11.0
FY99
FY00
FY01
FY02
FY03

- Renewal rates sustained c.90% in all major products
- Australian policies in force grew by 5% in FY03
- Claims satisfaction close to 90% and complaints on claims lodged down to 1.6% from 4.5% in FY03

Insurance Australia Group Limited
ABN 60 090 739 923

5

Our performance in terms of policy renewals and customer retention is an important customer indicator. This graph shows that we are continuing to grow the number of policies in force with Insurance Australia Group, both through organic growth and through acquisition.

In 1999, we had some 5.2 million policies in force. By 2002, we had grown to have about 8.7 million general insurance policies. In 2003, when we include the CGU and NZI policies (of about 2.3 million policies), our total comes to about 11 million policies.

Renewal rates

Strong customer renewals rates have been sustained at around 90% in all major products for the past two years.

New business

Our business also achieved organic growth of 9% during the year, including 5% growth in Australian policies in force.

Advertising campaigns

Reinforcing our shared customer propositions of help and confidence, we launched major advertising campaigns during the year to support our Australian direct insurance brands - NRMA Insurance, SGIO, SGIC and our Australian indirect insurance brand - CGU. New campaigns for our New Zealand brands are planned for later this month.

Customers: improving how we HELP

IAG

- Getting it Right programme, launched in 2002, to improve the customer experience
- 1,500 people involved across the Group
- 1,300 ideas generated
- More than 400 initiatives now being implemented progressively

Insurance Australia Group Limited
ABN 60 090 739 923

6

The Getting it Right programme, one of the Group's primary initiatives to reinvigorate how we help our customers, completed its review of our end-to-end customer systems and processes.

An important component in the Getting it Right review was the input of our people. Through a series of workshops and ongoing dialogue, more than 1,500 people in our Australian operations have helped to develop simpler, more effective processes that will make it easier to provide excellent customer service.

Out of that review more than 400 initiatives designed to improve the customer experience are now being implemented progressively across the Group.

We have already had some successes such as an improved process to locate customers whose mail is returned to us, and reducing the number of forms in branches from over 50 to four.

Community: focus on environment

IAG


Global Average Near Surface Temperatures
Annual anomalies, 1860 - June 2003
Economic losses from Australian natural
disasters greater than $10m

- Global temperatures have increased
- Economic losses from natural disasters costing more than $10m are also increasing in Australia

Insurance Australia Group Limited
ABN 60 090 739 923

7

As Australia and New Zealand's largest general insurers, we believe that we have obligations to the community and have information that can assist the community in managing its insurable risks, both now and for the future.

We recognise this and are committed to working with the relevant stakeholders to play our part in improving the future of the communities in which we operate.

Our efforts in the community are focused in two areas: safety and the environment.

Some of that work on the environment is centred around climate change. As this slide shows, global temperatures have increased, such that the1990s was the warmest decade and 1998, 2001 and 2002 were the warmest years since records began. Further increases are projected – climate change is here and now!

At the same time, research shows that small changes in mean temperature can increase the potential damage dramatically. This is borne out by the fact that economic losses from natural disasters greater than $10 million are increasing in Australia, as the graph on the right shows. *[This graph is sourced from the Bureau of Transport Economics Analysis of Emergency Management Australia. Definition of Natural Disaster: Economic costs greater than $10 million (1999 prices) and includes costs of deaths and injuries.]*

As a result, over the past year we have been using IAG's extensive data history to highlight how the climate of Australia is changing and what actions we can take to reduce the risk of associated catastrophic events. We're carrying out more research, in conjunction with one of the world's top weather modelling teams.

We'll share the findings with key national and global leaders and the community so we can work together to reduce the likelihood of severe weather impacts to properties and lives. We're also exploring new products and services that can create business value and encourage sustainable behaviour.

Our efforts in the climate change area are just one of the ways we are working with the community and customers on reducing risk and improving our business, products and services.


Community: safety and risk reduction
IAG
SGIC
CrimeSafe
St John
EMERGENCY SERVICES
NRMA
CareFlight
Insurance Australia Group Limited
ABN 60 090 739 923
8

We have aligned our philanthropic and sponsorship efforts with other organisations that HELP our customers and who are also looking to reduce risk in the community.

For example, we have:

•supported NRMA CareFlight for over 12 years;

•provided more than $500,000 for CrimeSafe grants to more than 110 separate initiatives in 2002-03 alone; and

•more recently signed national programmes with St John Ambulance and the Salvation Army Emergency Services.



People: talent management matrix
IAG
Performance
Management capacity
Specialist
A
C
B
D
Insurance Australia Group Limited
ABN 60 090 739 923
9

I'd like to spend some time talking you through our talent management matrix, which is the cornerstone of our evaluation and development processes.

The matrix is used to identify people to be moved around the business in order to gain breadth of experience and build capacity. This has been implemented in the top two layers and will be cascaded across the organisation by February 2004, linked to performance planning and supported by coaching and development.

One of the by-products of the matrix is access to our comprehensive learning programme, also introduced in the last year. The programme covers the range of learning, from frontline supervisory training to online learning and executive coaching, to ensure we attract and retain talented people across all areas of the business

People: focus on engagement

Six measures of engagement:

- It would take a lot to get me to leave this organisation
- I would not hesitate to recommend this organisation to a friend seeking employment
- This organisation inspires me to do my best work every day
- I hardly ever think about leaving this organisation to work somewhere else
- Given the opportunity, I tell others great things about working here
- This organisation motivates me to contribute more than is normally required to complete my work

Insurance Australia Group Limited
ABN 60 090 739 923


People: setting the ground rules
IAG
Honesty
Meritocracy
Teamwork
Social responsibility
Transparency
VALUES
Culture
PROCESSES
"To create actions that support people development & a high performance culture"
SGIO
CGU
Insurance Australia Group Limited
ABN 60 090 739 923
11

We are fortunate in that the cultures within IAG are supportive of the "help" branding campaign, and reflective of our retail brands.

Our focus now is on embedding a common set of values – honesty, transparency, teamwork, meritocracy and social responsibility.

I believe these values are integral to being a well managed company. They are also similar in scope to the CGU values of customer service excellence, performance, integrity, teamwork and progressiveness.

Focusing on our values is backed up by what people outside the company tell us.

We conducted some research on the community's expectation of our company, and of the insurance and financial services sector more broadly.

Not surprisingly, almost 90% of the people polled told us we are totally responsible for ensuring our sales people act ethically and honestly.

My senior management team and I strive to live by these values, and we are building awareness in the business that these values should influence the behaviour and conduct of all people at IAG.

These values also inform our people programmes and processes - the interaction of values and these processes is our culture. It's "how we do things around here".


Investors: growth in business & profit
IAG
Revenue has continued to grow with the CGU & NZI acquisition contributing most of the 2003 growth
Insurance profit (pre-tax)
$m
600
500
400
300
200
100
0
FY99
FY00
FY01
FY02
FY03
Financial year
Gross written premium
GWP ($bn)
$2.2bn
$2.6bn
$3.1bn
$3.6bn
$5.2bn
FY99
FY00
FY01
FY02
FY03
Insurance profitability has also grown to a level that can now sustain a business of this size
SGIO
CGU
Insurance Australia Group Limited
ABN 60 090 739 923
12

Revenue increased by 45% to $5.2 billion. The CGU/NZI acquisition accounted for 36%, with organic growth delivering the remaining 9%, of which 5% was from new policies in force in Australia.

An underwriting profit has now been delivered for five consecutive half years and we also benefited from a lack of exposure to equities during another poor year for equity markets. As a result, our insurance margin increased from $278 million in FY02 to $571 million in FY03, or from 8.7% in FY02 to 12.3% in FY03.

Investors: CGU/NZI on track

CGU/NZI insurance result	Actual	Business case
Gross written premium	A$1,291m	A$1,125m
Net earned premium	A$1,023m	A$972m
Combined ratio	91.5%	98.3%
Contribution to group NPBT [1]	A$88m	n/a

[1] Stated after allowing for goodwill amortisation, integration expenses and borrowing costs associated with the acquisition

- The acquired CGU/NZI business out-performed the initial business case on all key measures for 2H03
- Integration on track to deliver $160m (pre-tax) in sustainable benefits by June 2004

Insurance Australia Group Limited
ABN 60 090 739 923

13

Within the total results, the acquired businesses have outperformed every measure used to support the price in our business case prepared last October. For 2H03 the business has delivered the performance that we were hoping to see post the delivery of integration synergies in the year to 30 June 2005.

Being more focused on commercial business, the acquired businesses benefited from the hardened cycle but there was also more momentum in the business when acquired than we either knew about or were prepared to rely upon for a business case. We had also been conservative in assuming some loss of customers following the acquisition but this did not eventuate. Indeed, since the date of acquisition, 18 new financial intermediaries have signed with the Group. Most of these new business partners are regional or industry based credit unions.

Overall the result is well ahead of our expectations with a contribution of $88m to NPBT for the half year to 30 June 2003.


Investors: key ratios – margins up
IAG
Expense ratio
(and commission ratio for FY01 - FY03)
22.1%
23.9%
21.6%
19.0%
18.7%
18.4%
1.3%
1.0%
FY98 FY99 FY00 FY01 FY02 FY03
Loss ratio
87.3%
83.8%
85.6%
80.5%
75.9%
72.5%
FY98 FY99 FY00 FY01 FY02 FY03
Combined ratio
109.4%
107.7%
107.5%
100.8%
95.6%
95.7%
FY98 FY99 FY00 FY01 FY02 FY03
Insurance margin (before tax)
4.5%
3.2%
4.6%
7.6%
8.7%
12.3%
FY98 FY99 FY00 FY01 FY02 FY03
SGIO
CGU
Insurance Australia Group Limited
ABN 60 090 739 923
14

In recent years we have simply noted that the trends on this slide are all as desired. This is still the case for FY03 but there is an added complexity due to the change in distribution mix such that over 45% of the business is now distributed through third party intermediaries.

The premiums for intermediated business include an allowance for the incremental cost of the tailored product or distribution, which in turn is reflected in a commission payable to the intermediary.

The CGU/NZI acquisition has led to a more than four-fold increase in the total commission ratio to 4.8% in the first half-year of ownership. In view of the significance of this, it has been separately identified. The remaining component of the expense ratio is referred to as the administration ratio.

While the intermediated business increases the total expense ratio, there is a largely corresponding decrease in the loss ratio as the claims are related to a higher premium base. This effect can be seen in the loss ratio trend on the chart.

Investors: FY03 financial results overview

IAG
Insurance Australia Group

Consolidated financial results	FY 2001	FY 2002	FY 2003
	A$m	A$m	A$m
Gross written premium	3,198	3,558	5,150
Net premium revenue	2,775	3,195	4,636
Underwriting profit/(loss)	(22)	142	199
➢ Investment income on technical reserves	232	136	372
Insurance profit	210	278	571
➢ Investment income/(loss) on shareholders' funds	126	(234)	(120)
Amortisation & interest	(39)	(67)	(128)
Other items (net)	(42)	(78)	(26)
Profit before income tax	255	(101)	297
Income tax (expense)/benefit	(44)	18	(80)
Profit after income tax	211	(83)	217
Outside equity interests	(68)	58	(64)
Profit/(loss) attributable to all shareholders	143	(25)	153
➢ **ROE % (Average Equity) to ordinary shareholders**	5.32	(1.00)	4.70
Basic EPS (cents)	9.40	(1.78)	8.65
DPS	10.0	10.5	11.5
Consolidated MCR multiple	n/a	1.56	1.62
Australian insurance operations multiple	n/a	n/a	2.03
Minimum probability of sufficiency of general insurance claims reserves	>90%	>90%	>90%

Insurance Australia Group Limited
ABN 60 090 739 923

15

Equity markets did not perform as poorly in FY03, relative to FY02, and the Group's total pre-tax return from investments increased by $350m to $252m. The FY03 figure includes $68m in respect of the tactical option protection programme.

ROE for ordinary shareholders was only 4.7% as equity markets remained negative and the acquisition is still being integrated. The business has the momentum to improve this substantially as long as negative equity market returns do not negate those improvements.

Investors: increased dividends

- Normalised earnings up 8% to $343m
- Total dividend for FY03 of 11.5c per ordinary share
  - Up 9.5% from last year
- Dividend reinvestment plan ('DRP') introduced:
  - Strong take-up by more than 200,000 shareholders
- Dividend policy under review

Insurance Australia Group Limited
ABN 60 090 739 923

16

The strong performance of the underlying operations, the Group's healthy capital position and the confidence in the benefits to be delivered from the CGU/NZI acquisition led to the Directors resolving to increase the final dividend per ordinary share to 7.0 cents per share, fully franked – up from 6.0 cents last year.

The dividend was paid on 13 October 2003.

This brings the total ordinary dividend per share for 2003 to 11.5 cents, relative to 10.5 cents for 2002.

The company's dividend reinvestment plan (DRP) was first implemented for the 2003 interim dividend, in response to shareholder requests.

The DRP has been well received with more than 200,000 ordinary shareholders choosing to participate at each of the 2003 interim and the final dividend.

Moving forward, we are reviewing our dividend policy because we are now at the top end of our capital range and generating capital at the present time. We are looking at a range of options, to ensure we make the most of the company's strong capital position and will inform shareholders once a decision is reached.

Investors: strongly capitalised

IAG
Insurance Australia Group

- Approach to capital unchanged
  - Risk of ruin of 1 in 750 years
  - An 'AA' category rating – currently AA (Outlook stable)
  - Group MCR multiple in 1.35x – 1.65x range
- Strengthened risk margins in claims reserves and maintained minimum probability of sufficiency of 90%
- Maximum net event loss within reinsurance programme is $70m as at 30 June 2003
- Mix of capital for rating agency purposes now at target
- High quality, liquid investment portfolio

Insurance Australia Group Limited
ABN 60 090 739 923

17

This has all been achieved on the back of a prudently stated and strongly rated balance sheet. The key rated entities in the Group have retained their Standard & Poor's AA insurer financial strength ratings with a stable outlook throughout this period of change and against a background of insurer downgrades.

The Group has continued to model its economic capital around three key measures: risk of ruin of 1 in 750 years; an 'AA' category rating; and Group MCR (minimum capital requirement) multiple in 1.35x – 1.65x range. MCR multiple range was set by working back from our analysis of our appropriate economic capital.

The Group's MCR multiple at 30 June 2003, including the benefit of the sale of NRMA Health to MBF, was 1.62x the minimum. This was near the top of our target range. The capital multiple has continued to improve since, with capital being generated by both the operations and the more buoyant equity markets.

A minimum probability of sufficiency of 90% has been retained for claims reserves. The risk margins in the claims reserves, ie how we reach the probability of 90%, have also been increased. We believe we are conservative in how we determine this. The most recent evidence of this was a comparison of our data with APRA published data on the risk margins inherent in reserves by line of business in the Australian industry.

The maximum net event loss within reinsurance programme is currently $70m, or less than 1.5% of net earned premium (NEP). We have also increased our cover for hail and wind in the light of modelling which indicated the market exposure in Sydney could quite easily be considerably larger than the damage caused by the April 1999 hailstorm.

The capital mix for rating agency purposes is now at target and we continue to generate strong cash flows - net cash flows from operations for the year to June 2003 were $825m.

We hold a high quality, liquid investment portfolio. Over 82% of our fixed interest portfolio is graded AAA and only 2% at A, the minimum rating we accept. In terms of liquidity, over 99% of our total investments are classified as liquid.

Investors: record share price


IAG Share Price Performance
150
100
50
08/08/2000
08/10/2000
08/12/2000
08/02/2001
08/04/2001
08/06/2001
08/08/2001
08/10/2001
08/12/2001
08/02/2002
08/04/2002
08/06/2002
08/08/2002
08/10/2002
08/12/2002
08/02/2003
08/04/2003
08/06/2003
08/08/2003
08/10/2003
S&P200
S&P 200 Insurance Index
IAG

Award-winning performance

- General Insurance Company of the Year in Asia - Asia Insurance Awards
- Best non-bank financial institution and best banking & finance promotion - Australia Banking & Finance Magazine Awards
- Won Secondary Equity Deal of the Year - CFO Magazine
- Ranked 11th - Reputex 2003 Index of Top 100 Australian companies (up from 43rd in 2002)
- Won Emergency Management Australia's national award for the NRMA Insurance Help Expo

Summary: year in review

- Improved levels of new business and customer retention
- Increased focus on the Group's role in the community & environment
- Development of our people and culture to provide long-term value for the Group
- Completed acquisition of CGU and NZI, and integration is progressing well
- Strongly positioned for ongoing value delivery

Insurance Australia Group Limited
ABN 60 090 739 923

In summary this has been a transformational year for Insurance Australia Group.


IAG
Looking forward
Insurance Australia Group Limited
ABN 60 090 739 923
21

After the transformation of the past year, how do we look as a company and how are we positioned for the future?

Performance to 30 September 2003

IAG Insurance Australia Group

	FY04 Target	YTD September Scorecard
Organic growth	7 – 9%	Achieved
Group combined ratio (COR)	93 – 96%	Achieved
Short-tail COR	92 – 94%	Achieved
Long-tail COR	100 – 105%	Achieved
International COR	91 – 93%	Achieved
Insurance margin (pre-tax)	9 – 12%	Achieved

- Equity markets have been positive - S&P/ASX200 up 4.71%, MSCI World (ex Aust) up 3.85%
- On track for full year, barring any major insured events. Ahead in first quarter due to unusually benign weather conditions
- Integration programme ahead of schedule

Insurance Australia Group Limited
ABN 60 090 739 923

22

•The Group's view on organic growth for FY04 continues to be 7 – 9% for the combined business. This is based on continued economic growth in Australia and New Zealand generating growth in the market and allowing for moderate premium increases to cover claims inflation now that market rates are reaching appropriate levels to cover the risks in most classes. Indeed, within our core NSW motor portfolio, average premiums have risen by less than 2% over the last year.

• As noted earlier, our Australian business experienced growth in number of policies of 5% during the past year. Most of this is due to market growth. With reasonable GDP growth and continued growth in real wages, we believe system growth of this order is sustainable as the population accumulates insurable assets. Additional growth potential comes from addressing the considerable under-insurance in the marketplace and continuing to improve our competitive positioning through improved efficiencies and customer service.

•The Group is very focused on bedding down the acquisitions that have been made in recent years and improving its performance and service delivery. The Group's recent performance demonstrates that it has the capacity to do this. In fact, the integration programme for 1H04 is running ahead of schedule.

• The Group COR target for FY04 has been reduced to 93 – 96%. Delivery to these targets in a low interest rate environment is necessary to achieve insurance margins in the 9 – 12% range. In turn, delivery of these margins, combined with reasonable equity market performance, should generate reasonable returns to shareholders and facilitate delivery of the Group's goal of providing top quartile shareholder return.

•Equity markets are performing stronger - with the S&P/ASX200 Index up 4.71% and the MSCI World Index (ex Australia) up 3.85% for the period from 30 June 2003 to 30 September 2003.

•On track for full year FY04, barring any major insured events. Ahead in first quarter to 30 September 2003 due to unusually benign weather conditions. Full year targets remain unchanged.


Our strategic focus over time
IAG
Progress
Progressing this will depend on being able to show internationally applicable core competencies
Generation of international growth and profitability
Generation of domestic organic growth and profitability
We believe that there are substantial opportunities locally for a few years
June 2003
Generation of domestic scale
Delivered
Time
Insurance Australia Group Limited
ABN 60 090 739 923
23

In pictorial terms our focus is as shown on this slide.

We are currently focused on the middle area of optimising the businesses we now own for the next two years or so.

If we are to maintain top line and bottom line growth in double digits after that, we expect to need to move overseas as it is not viable for us to acquire anything else of significance in Australia or New Zealand due to risk concentration and competition issues. We acknowledge that this is inherently more risky but are undertaking considerable research and capability development to try to ensure that we make no expensive mistakes.

Any such international moves are likely to be in a partnership context and will rely on leveraging our core competencies. Should no such opportunities be identified, the surpluses available to shareholders will be further increased.

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

12 November 2003

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

ANNUAL GENERAL MEETING

Attached is a media release in respect of the Annual General Meeting of Insurance Australia Group Limited, which commenced at 10:00am today.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (2 pages)

12 November 2003

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
iag.com.au

MEDIA RELEASE

Insurance Australia Group on track for full year

IAG
Insurance
Australia
Group

Insurance Australia Group Limited Chairman, Mr James Strong informed shareholders at the Company's annual general meeting today that the Group was well positioned to deliver another solid performance in the full year 2004.

"The past year has been a watershed for Insurance Australia Group. IAG is now clearly the leading general insurance group in this part of the world and we are well positioned for the future," Mr Strong said.

Insurance Australia Group Chief Executive Officer, Mr Michael Hawker said the Group was tracking ahead of operating targets for the first three months of the year due mainly to unusually benign weather conditions. He said the Group's targets for the full year remain unchanged because of the usual uncertainty around weather conditions.

"Weather patterns during the first three months of the year have been slightly unusual: Despite some hail and wind storms in New South Wales and Queensland, the dry weather has prevailed longer than expected. This has translated into lower than expected claims in one of our largest portfolios, comprehensive motor insurance," Mr Hawker said.

"However, we don't believe these conditions will be sustained throughout the year so we are not updating our insurance margin target range of 9 – 12%."

Mr Hawker said the Group had delivered on its strategy to generate domestic scale and diversity and was now well positioned to continue to deliver organic growth.

"We've established real momentum in our underlying business and remain ahead of schedule on integrating the highly complementary CGU and NZI businesses," Mr Hawker said.

"We've always maintained that if you have leading market shares you should be the lowest cost producer. This is especially so in general insurance where scale enables you to diversify risk and keep costs per policy down.

"The majority of our profit comes from cost reductions and risk diversification.

Media Relations		Investor Relations	
Name	Carolyn McCann	Name	Anne O'Driscoll
Telephone	(02) 9292 9557	Telephone	(02) 9292 3169
Mobile	0411 014 126	Mobile	0411 012 675

NRMA INSURANCE ClearView SGIO SGIC CGU STATE

"Our focus for the next 12 – 18 months is to optimise the businesses we've built in Australia and New Zealand and deliver organic growth of 7 – 9% per annum.

"We plan to do this by continuing to improve our service to customers, building a common culture and recognising our role in reducing risk in the community."

Mr Hawker said the Group was also benefiting from more buoyant equity markets. In the first three months of the year the S&P/ASX200 was up 4.71% and the MSCI World (ex Australia) was ahead 3.85%.

For the June 2003 financial year, Insurance Australia Group's revenue increased by 45% from $3.6 billion to $5.2 billion. The majority of the increase (36%) came from the acquisition of CGU and NZI. The remaining 9% was organic, with over half coming from strong growth in policies in force in Australia.

The insurance profit increased to $571 million (2002: $278 million) and the underwriting profit increased to $199 million from $142 million in 2002 (including integration expenses of $45 million in respect of the CGU and NZI acquisition).

Insurance Australia Group Limited is the holding company of Australasia's leading general insurance group which has some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance, NZI and ClearView Retirement Solutions. Insurance Australia Group companies also manufacture motor, home and some other lines of insurance for RACV in Victoria.

ENDS

ASIC registered agent number 21781
lodging party or agent name INSURANCE AUSTRALIA GROUP LIMITED
office, level, building name or PO Box no. LEVEL 21, NRMA CENTRE
street number & name 388 GEORGE STREET
suburb/city SYDNEY state/territory NSW postcode 2000
telephone (02) 9292 9835
facsimile (02) 9292 8072
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form 205

Notification of **resolution**

Corporations Act 2001
Regulation 1.0.12

Company name INSURANCE AUSTRALIA GROUP LIMITED
ACN 090 739 923

Subject(s) of the resolution
(tick boxes which apply)

157(2)	change of company name	☐	A
162(3)	change from public company to proprietary company	☐	B
162(3)	change from proprietary company to public company	☐	C
162(3)	change from no-liability company to company limited by shares	☐	F
162(3)	change from limited company to unlimited company	☐	G
162(3)	change from unlimited company to limited company	☐	H
162(3)	change from company limited by guarantee to company limited by shares	☐	AA
167AA(1)	change from company limited by both shares & guarantee to company limited by shares	☐	AB
167AA(1)	change from company limited by both shares & guarantee to company limited by guarantee	☐	AC
162(3)	change from limited (mining) company to a no-liability company	☐	X
136(5)	alteration of constitution	☒	J
491(1)	voluntary winding up by members	☐	L
491(1)	voluntary winding up by creditors	☐	M
461(2)	company resolved to be wound up by Court	☐	AD
506(1B)	powers & duties of liquidator (voluntary)	☐	AF
507(11)	company's arrangement with liquidator	☐	AG
510(1A)	binding arrangements on company/ creditors	☐	AH
	other	☐	R

section number
brief description

Details of the resolution (tick the appropriate box & provide details)

date of meeting 12 /11/ 2003

The resolution ☐ set out below
☒ in the attached annexure marked "...A..." (show mark A B etc), was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Act 2001.

The Resolution

For change of company name

Is the proposed name identical to a registered business name(s)? ☐ yes ☐ no
if yes, provide business name(s) registration details
Business Number : State/Territory of Registration

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and correct.

print name REVELL, GLENN DEREK capacity SECRETARY

sign here [signature] date 14 /11 /2003

ANNEXURE A

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923

SHAREHOLDER RESOLUTIONS

Written special resolutions of Insurance Australia Group Limited passed at the Annual General Meeting held on Wednesday, 12 November 2003.

Resolved:

Resolution 5 - Changes to Constitution to update for regulatory changes

That the present form of the Constitution of the Company be repealed and replaced with a new form of Constitution, a copy of which has been initialled by the Group Company Secretary for the purposes of identification and tabled at the meeting and is described in the Explanatory Notes.

Resolution 6 - Changes to Constitution to adopt new preference share terms

Subject to Resolution 5 being passed, that the Constitution of the Company be amended by inserting a new Schedule 1 to the Constitution in the form of Annexure A to the Explanatory Notes.

THIS IS ANNEXURE "A" OF 1 PAGE REFERRED TO IN FORM 205 NOTIFICATION OF RESOLUTION SIGNED BY ME AND DATED 14 NOVEMBER 2003

NAME: REVELL, GLENN DEREK **CAPACITY:** SECRETARY

SIGNATURE: Revell **DATE:** 14 NOVEMBER 2003

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

20 November 2003

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

IAG Insurance Australia Group

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED
INVESTOR PRESENTATION

Please find attached copy of presentation by Insurance Australia Group's Limited CEO, Mr Michael Hawker, to a UBS Investors Conference held in Sydney today.

Yours truly

Glenn Revell
Company Secretary

(Attachment: 8 pages)

International expansion on our horizon


Progress
Progressing this will depend on being able to show internationally applicable core competencies
Generation of international growth and profitability
Generation of domestic organic growth and profitability
We believe that there are substantial opportunities locally for a few years
June 2003
Generation of domestic scale
Delivered
Time

Global trends in distribution



Australia
UK
US
$5.9bn
$6.9bn
$49.4bn
$51.0bn
$264.2bn
$310.6bn
5%
21%
15%
59%
6%
16%
14%
64%
54%
24%
21%
45%
16%
14%
21%
31%
55%
10%
28%
51%
4%
15%
1999
2001
1998
2000
1996
2001E

Source: AM Best, Data Monitor, APRA, JP Morgan 2001 Insurance Survey

Direct	Financial institutions	Tied agents	Independent agents/brokers	Other (eg: Affinity groups)

Growth opportunities in Australia/NZ for the next few years

- 3 ‘cycles’ – personal, commercial, statutory classes
- Function of economic growth
- Market share and sums insured
- 3 internal projects: Integration, ‘Getting it Right’ and IT Transformation
- Dividend policy under review
- Currently trading at or ahead of targets


IAG
Insurance
Australia
Group

Questions











Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
Facsimile: 02 9292 8072
iag.com.au

11 December 2003

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

IAG
Insurance
Australia
Group

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
AGREEMENT TO SELL CLEARVIEW BUSINESSES TO MBF

Attached for immediate release is a statement announcing that IAG has agreed to sell its ClearView businesses to MBF for approximately $220 million plus up to $50 million in earn-out, subject to business performance.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment: 2 pages

11 December 2003

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
iag.com.au

MEDIA RELEASE

IAG to sell ClearView life, investment planning and retirement solutions businesses to MBF

Insurance Australia Group (IAG) and MBF Australia Limited (MBF) today announced that IAG had agreed to sell its ClearView businesses to MBF. The price paid by MBF will be approximately $220 million plus up to an additional $50 million earn-out, subject to business performance.

Under the sale agreement, MBF will pay IAG an upfront payment of $213 million, plus a net asset adjustment, which is expected to be about $7 million. IAG will also receive an 'earn out' of up to $50 million over five and a half years, based on certain performance targets being met by the ClearView business. The transaction is expected to be completed in January 2004.

ClearView comprises financial planning, investment and superannuation businesses branded 'ClearView', and a life insurance business marketed under the 'NRMA Life' brand. MBF will acquire the rights to the ClearView brand as part of the sale and plans to market the life insurance products under the MBF brand.

IAG's Chief Executive Officer, Mr Michael Hawker, said the sale of ClearView was consistent with IAG's stated strategy to focus on its core general insurance business.

"ClearView is an attractive and well-targeted business, but now represents a comparatively small proportion of our overall revenue and profit. We believe it is in our customers' interests for ClearView to be an integral part of a company that is committed to expanding its role in financial services. As a result, it makes sense to sell the business to MBF," Mr Hawker said.

"MBF's decision to acquire ClearView is recognition of its value. This is a tribute to the achievements of the ClearView team in building both the business and the brand from the ground up."

MBF Managing Director, Mr Eric Dodd, said the acquisition aligned with MBF's diversification strategy. "We wanted to expand the concept of protection by helping our customers secure their financial wellbeing as well as assisting them to maintain their physical health," he said.

"The ClearView businesses are a natural addition to our private health insurance business," Mr Dodd said. "Life insurance, trauma support, income protection and retirement planning will complement the products and services we have traditionally offered as Australia's largest privately managed health insurer.

"We also see a strong connection between financial planning services and enabling older Australians to retain things that they value, including access to affordable private health insurance in retirement."

Mr Dodd said Standard & Poor's had advised that MBF would retain its A-insurer financial strength rating – the highest among major Australian health insurers – following the acquisition of the ClearView businesses. Grant Samuel acted as MBF's corporate advisers in the acquisition.

Media Relations - IAG		Investor Relations - IAG		Media Relations - MBF	
Name	Chris Jackson	**Name**	Anne O'Driscoll	**Name**	David Jones
Telephone	(03) 9279 5210	**Telephone**	(02) 9292 3169	**Telephone**	(02) 9323 9947
Mobile	0401 711 914	**Mobile**	0411 012 675	**Mobile**	0417 232 246

Under the sale arrangement, ClearView customers and staff will be transferred to MBF. ClearView products and services will ultimately be offered through MBF's retail network and life insurance products will be marketed under the MBF brand.

IAG customers will continue to have access to ClearView products and services through periodic MBF offers to selected customer groups. Premium rates and investment fees are unaffected by the acquisition and all investment options and fund managers are unchanged.

Mr Hawker said that based on an upfront payment of $220 million, IAG expected to generate a net profit for shareholders from the transaction of $42-45 million (pre-tax $60-65 million). The earn out provisions have the potential to increase the pre-tax profit by a further $50 million.

Under the earn out provisions, IAG will receive 75% of any increase in the embedded value of the ClearView businesses, over and above a 9% per annum growth 'hurdle' rate. Payments will be made annually in accordance with the provisions.

The sale price of ClearView represents a multiple of between 1.1 and 1.3 times the embedded value.

Funds released by the sale will be factored into the IAG Board's current review of capital management policy, including dividend policy. Mr Hawker said if the sale had been completed on 31 October 2003, the Group MCR multiple would have been approximately 1.9 times. "This compares with a multiple of 1.62 times as at 30 June 2003, and reflects the strength of the Group's operating performance and higher returns from equity markets since 30 June 2003."

The current arrangements for the management of the ClearView funds will continue and have no direct impact on IAG's asset management operations.

ENDS

About ClearView

- Operates in New South Wales and ACT.
- 120,000 customers.
- $1.2 billion funds under management (FuM) at 30 September 2003.
- $1.7 billion funds under advice (FuA) at 30 September 2003.
- $27 million annual premium at 30 June 2003.
- Products are primarily marketed through a dedicated call centre, direct mail and financial advisers located in selected NRMA branches.
- Operates under the ClearView and NRMA Life brands.
- Rates among the top three companies considered for retirement advice by customers (Source: Millward Brown).
- Comprises the operations of NRMA Life Limited, NRMA Financial Management Limited and NRMA Life Nominees Pty Limited. (Note: company names will change to reflect the acquisition.)

About MBF

- Australia's largest privately managed health insurer providing health insurance products and services since 1947.
- Provides private health insurance to nearly two million people with a national market share of 19%.
- Net income in 2002-2003 of $56.1 million, the fifth consecutive year of profit.
- Net assets at 30 June 2003 of $480 million with surplus capital of $236 million.
- In 2002-2003, MBF received $1.4 billion in premiums and returned $1.2 million to members in benefits.
- Acquired NRMA Health business in July 2003, which now operates within the MBF group as MBF Health Limited.
- On 21 November 2003, changed corporate name from Medical Benefits Fund of Australia Limited to MBF Australia Limited to reflect current business strategy.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	27/12/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	N/A
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	N/A
No. of securities held prior to change	N/A
Class	N/A
Number acquired	N/A
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change Although there has been no change in the director's relevant interests in securities the current number of securities are as follows:	1. 180,919 (Direct interest) 2. 1,000,000 Performance Share Rights over unissued shares in Insurance Australia Group Limited (IAG) issued under IAG's Performance Share Rights Plan.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROWAN ROSS
Date of last notice	16/12/02

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not Applicable
Date of change	10/12/03
No. of securities held prior to change	1. 102,557 (Direct interest) 2. 28,553 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	11,500
Number disposed	Nil

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GEOFFREY COUSINS
Date of last notice	03/12/02

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	10/12/03
No. of securities held prior to change	1. 150,000 (Direct interest) 2. 13,652 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	4,600
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were allocated under the Non-Executive Directors' Share Plan in accordance with resolution 7 passed by shareholders at the Annual General Meeting held on 13 November 2002 under which non-executive directors of the Company were authorised to acquire, as part of their annual base fees, an interest in that Plan in ordinary shares in the Company to the value of at least 20%, but not in excess of 90%, of each of the Non-Executive Director's annual base Director's fees in respect of each fee period commencing after the AGM and prior to 13 November 2005. The value of shares is $20,000
No. of securities held after change	1. 150,000 (Direct interest) 2. 18,252 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NEIL HAMILTON
Date of last notice	03/12/02

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	10/12/03
No. of securities held prior to change	1. 4,817 (Direct interest) 2. 39,761 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	20,699
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were allocated under the Non-Executive Directors' Share Plan in accordance with resolution 7 passed by shareholders at the Annual General Meeting held on 13 November 2002 under which non-executive directors of the Company were authorised to acquire, as part of their annual base fees, an interest in that Plan in ordinary shares in the Company to the value of at least 20%, but not in excess of 90%, of each of the Non-Executive Director's annual base Director's fees in respect of each fee period commencing after the AGM and prior to 13 November 2005. The value of shares is $90,000.
No. of securities held after change	1. 4,817 (Direct interest) 2. 60,460 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES STRONG
Date of last notice	16/12/02

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	10/12/03
No. of securities held prior to change	1. 12,083 (Direct interest) 2. 94,623 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,000 (Strong Aviation Services and Investments (SASI) Pty Limited
Class	Ordinary Shares
Number acquired	34,499
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were allocated under the Non-Executive Directors' Share Plan in accordance with resolution 7 passed by shareholders at the Annual General Meeting held on 13 November 2002 under which non-executive directors of the Company were authorised to acquire, as part of their annual base fees, an interest in that Plan in ordinary shares in the Company to the value of at least 20%, but not in excess of 90%, of each of the Non-Executive Director's annual base Director's fees in respect of each fee period commencing after the AGM and prior to 13 November 2005. The value of shares is $150,000.
No. of securities held after change	1. 12,083 (Direct interest) 2. 129,122 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,000 (Strong Aviation Services and Investments (SASI) Pty Limited))
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ASTBURY
Date of last notice	16/12/02

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	10/12/03
No. of securities held prior to change	1. 10,083 (Direct interest) 2. 13,652 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 20,000 (Beneficiary and trustee of a superannuation fund)
Class	Ordinary Shares
Number acquired	4,600
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were allocated under the Non-Executive Directors' Share Plan in accordance with resolution 7 passed by shareholders at the Annual General Meeting held on 13 November 2002 under which non-executive directors of the Company were authorised to acquire, as part of their annual base fees, an interest in that Plan in ordinary shares in the Company to the value of at least 20%, but not in excess of 90%, of each of the Non-Executive Director's annual base Director's fees in respect of each fee period commencing after the AGM and prior to 13 November 2005. The value of shares is $20,000.
No. of securities held after change	1. 10,083 (Direct interest) 2. 18,252 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 20,000 (Beneficiary and trustee of a superannuation fund)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan .

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANNE KEATING
Date of last notice	03/12/02

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	10/12/03
No. of securities held prior to change	1. 709 (Direct interest) 2. 13,652 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	4,600
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were allocated under the Non-Executive Directors' Share Plan in accordance with resolution 7 passed by shareholders at the Annual General Meeting held on 13 November 2002 under which non-executive directors of the Company were authorised to acquire, as part of their annual base fees, an interest in that Plan in ordinary shares in the Company to the value of at least 20%, but not in excess of 90%, of each of the Non-Executive Director's annual base Director's fees in respect of each fee period commencing after the AGM and prior to 13 November 2005. The value of shares is $20,000.
No. of securities held after change	1. 709 (Direct interest) 2. 18,252 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DOMINIQUE FISHER
Date of last notice	16/12/02

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	10/12/03
No. of securities held prior to change	1. 4,799 (Direct interest) 2. 44,578 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	11,500
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were allocated under the Non-Executive Directors' Share Plan in accordance with resolution 7 passed by shareholders at the Annual General Meeting held on 13 November 2002 under which non-executive directors of the Company were authorised to acquire, as part of their annual base fees, an interest in that Plan in ordinary shares in the Company to the value of at least 20%, but not in excess of 90%, of each of the Non-Executive Director's annual base Director's fees in respect of each fee period commencing after the AGM and prior to 13 November 2005. The value of shares is $50,000
No. of securities held after change	1. 4,799 (Direct interest) 2. 56,078 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan .

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
Facsimile: 02 9292 8072
iag.com.au

15 December 2003

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

IAG
Insurance
Australia
Group

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
RPS 1 (IAGPA) CLASS MEETING

The attached notice of a class meeting and the related proxy form are being mailed to holders of IAG's first issue of reset preference shares – quoted as IAGPA – today.

As noted therein, the class meeting will be held at 388 George Street on Monday, 2 February 2004.

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment: 5 pages

NOTICE OF MEETING

Notice of 2004 Class Meeting of holders of Reset Preference Shares issued on 4 June 2002 (RPS1) and Explanatory Notes

Insurance Australia Group Limited ABN 60 090 739 923

IAG Insurance Australia Group

Holders of RPS1 are advised that a Class Meeting (**Meeting**) of holders of RPS1 in Insurance Australia Group Limited (**the Company**) will be held on:

Monday 2 February 2004 at 10.00 am at Level 11, 388 George Street, Sydney.

A Letter from the Chairman

Dear Shareholder

Enclosed with this letter you will find a:

- Notice of Meeting;
- Explanatory Notes;
- Proxy Form; and a
- Self addressed, prepaid envelope.

The documents relate to a Class Meeting of the holders of Reset Preference Shares issued on 4 June 2002 (**RPS1**). This meeting has been called so that holders of RPS1 can consider, and if thought fit, approve amendments to the Terms of Issue of RPS1. The purpose of these amendments is to align these Terms of Issue with the Terms of Issue of reset preference shares issued on 20 June 2003. The details of the proposed amendments are set out in the Explanatory Notes to the Notice of Meeting.

The Australian Prudential Regulation Authority (**APRA**) has advised the Company that it has no objection to the proposed amendments.

I would encourage you to read these documents carefully and, if you are unable to attend the meeting in person, complete and lodge your proxy form within the specified time period.

Should you require any further information, please telephone ASX Perpetual Registrars Limited on 1300 360 688.

Yours sincerely

James Strong

James Strong
Chairman

NOTICE OF CLASS MEETING

of holders of Reset Preference Shares issued on 4 June 2002 (RPS1)

Insurance Australia Group Limited ABN 60 090 739 923

BUSINESS

Changes to RPS1 Terms of Issue

1. To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Terms of Issue of the class of reset preference shares issued by the Company on 4 June 2002 be amended as set out in the table included in the Explanatory Notes to the Notice of Meeting."

NOTES

(a) Proxies

A shareholder who is entitled to attend and cast a vote at the Meeting has a right to appoint a proxy to attend and vote instead of the shareholder. The proxy need not be a shareholder. Shareholders are entitled to appoint up to two persons (whether shareholders or not) as proxies, to attend the Meeting and vote. If you wish to appoint two proxies, please obtain a second proxy form by telephoning 1300 360 688. Both forms should be completed and signed, indicating the nominated number or percentage of your voting rights on each form (together being no more than 100% of your total shareholding). Please return both proxy forms together. If you appoint two proxies and do not specify the number or percentage of voting rights each proxy may exercise, each proxy may exercise half the voting rights. Any revocation of a proxy must be in writing and received prior to this Meeting. Shareholders appointing a proxy to vote on their behalf are encouraged to direct the proxy to vote "For", "Against" or "Abstain" on the motion, rather than providing an open proxy.

Signing Instructions

- *If the shareholder is an **individual** the proxy form must be signed by the shareholder (for joint shareholders either can sign) or by his/her/their joint authorised attorney(s).*
- *If the shareholder is a **corporation**, the proxy form should be signed:*
  - *Under the common seal of the company by two directors, or a director and a secretary; or*
  - *by two directors, or a director and a secretary; or*
  - *in the case of a proprietary company that has a sole director who is also the sole company secretary, by that director; or*
  - *in the case of a proprietary company that has a sole director and no secretary, by that director; or*
  - *under the hand of a duly authorised officer or attorney.*
- *If the proxy form is signed under **Power of Attorney**, the attorney states that no notice or revocation of the power has been received. If the Power of Attorney or other authority (if any) has not been previously noted by the Share Registrar it must be sent with the proxy form in the same manner and by the same deadline as set out below under "Lodgement Details". A certified copy of the Power of Attorney is acceptable.*
- *If you require further information on how to complete the proxy form, telephone **ASX Perpetual Registrars Limited on 1300 360 688**.*

Lodgement Details

*To be valid for the purposes of voting at the Meeting, all proxy forms must be received by the Company's Share Registrar, ASX Perpetual Registrars Limited, at Level 8, 580 George Street, Sydney, NSW, 2000, before 10.00 am on Saturday 31 January 2004 (**Proxy Deadline**).*

Proxy forms may be submitted in any one of the following ways:

(i) By post in the reply paid envelope provided. Please allow sufficient time so that it reaches ASX Perpetual Registrars Limited by the Proxy Deadline;

(ii) By facsimile to ASX Perpetual Registrars Limited on (02) 8280 7646. Any proxy form sent by facsimile must be received by the Proxy Deadline; or

(iii) By hand delivery to ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney NSW 2000.

(b) Corporate representatives

Any corporate shareholder wishing to appoint a person to act as its representative at the Meeting may do so by providing that person with:

(i) A letter or certificate authorising him or her as the company's representative, executed in accordance with the company's constitution; or

(ii) A copy of the resolution appointing the representative, certified by a secretary or director of the corporate shareholder.

(c) Shareholders eligible to vote

As determined by the Board of Directors, only persons who hold RPS1 as at the Proxy Deadline will be eligible to vote at the Meeting.

Dated at Sydney on 4 December 2003
By order of the Board of Directors.

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary

IAG
Insurance
Australia
Group

2004 Class Meeting (**Meeting**) of holders of
Reset Preference Shares issued on 4 June 2002 (**RPS1**)

EXPLANATORY NOTES

Insurance Australia Group Limited ABN 60 090 739 923

These notes explain the resolution set out in the Notice of Meeting for the Company's 2004 Meeting of RPS1 holders and should be read in conjunction with the Notice.

BUSINESS

Resolution 1: Changes to RPS1 Terms of Issue

Resolve, as a special resolution, that the Terms of Issue of the class of reset preference shares issued by the Company on 4 June 2002 be amended as set out in the table included in the Explanatory Notes to the Notice of Meeting.

Purpose of Resolution 1

Resolution 1 has been proposed so that shareholders may consider and, if thought fit, approve amendments to the RPS1 Terms of Issue, in order to align these Terms with the Terms of Issue of reset preference shares issued on 20 June 2003 (**RPS2**).

The Board's intention is that the two classes of reset preference shares would be issued with similar rights and conditions attached. Accordingly, the Terms of Issue of RPS1 and RPS2 are substantially the same. However, there are several terms of RPS2 that, although worded similarly to the equivalent terms of RPS1, are more appropriate as they better account for the situation in which there is more than one class of preference shares on issue.

To ensure that RPS1 and RPS2 are treated consistently where appropriate, approval is now sought to amend the RPS1 Terms of Issue so that these Terms will more closely align with the provisions of the RPS2 Terms of Issue. Minor drafting changes are also suggested to the RPS1 Terms of Issue for clarity.

An explanation of the proposed specific and substantive changes to be made to the Terms of Issue of RPS1 is provided in the table on page 4.

EXPLANATORY NOTES continued

Insurance Australia Group Limited ABN 60 090 739 923

Clause No	Amendment	Comments
2.2 (d)	Insert "or unless APRA indicates that it has no objection" after the words "clause 2.3".	This amendment is proposed for strict consistency with the disclosure in the RPS1 prospectus and for drafting consistency with RPS2 Terms of Issue. This change is for drafting clarity only, and does not alter the operation of the Terms of Issue.
2.9 (b)	Delete "a" and insert "or share capital ranking equally with or in priority to RPS" after the word "RPS".	This amendment is proposed so that the RPS1 terms do not unduly restrict other equally ranking securities, which were not contemplated at the time of issue of the RPS1.
3.7 (a)	Insert "dividend, distribution or" after the words "Ordinary Shares no longer carry that". Insert ", cum distribution" after the words "Business days on which those shares have been quoted cum dividend".	These amendments are mere drafting points and do not change the effect of the text. They are also consistent with RPS2 Terms of Issue.
9	Delete definition of "Business Day" and insert the words "Business Day means a business day as defined in the ASX Listing Rules."	This amendment is proposed to avoid practical problems where ASX has declared a weekday not to be a business day notwithstanding that banks are open in Sydney. The proposed new definition is also used in RPS2 Terms of Issue.
9	Amend definition of "DRP" by inserting "in which Holders are eligible to participate," after the words "as may be amended from time to time)".	This amendment is proposed to clarify this definition. It does not change the operation of the Terms of Issue, nor does it affect the terms of the Company's existing dividend reinvestment plan for ordinary shareholders.
9	Delete definition of "Group" and replace with "Group means the Company and its controlled entities."	This amendment is proposed to take account of changes in the preferred language for accounting purposes, for describing the Group.
9	Amend definition of "VWAP" by inserting the words "the closing phase and" after the words "crossings during" and inserting the words "or any overnight crossings" after the words "of options over Ordinary Shares".	This amendment is proposed to take account of the VWAP definition used for RPS2, which was amended to clarify the definition (rather than change it).

A copy of the draft amended form of RPS1 Terms of Issue will be available, free of charge, on the Company's website at *www.iag.com.au/RPS1*, or by calling ASX Perpetual Registrars Limited on 1300 360 688.

Recommendation

The Directors recommend that RPS1 holders vote in favour of adopting the proposed amendments to the RPS1 Terms of Issue.

Insurance Australia Group Limited
ABN 60 090 739 923

All Share Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A3050, Sydney South, NSW, 1232
Telephone: 1300 360 688
Facsimile: (02) 8280 7646
ASX Code: IAGPA
Email: registrars@asxperpetual.com.au
Website: www.iag.com.au

IAG Insurance Australia Group

APPOINTMENT OF PROXY

If you propose to attend and vote at the Class Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a holder of Reset Preference Shares of Insurance Australia Group Limited issued on 4 June 2002 **(RPS1)** and entitled to attend and vote hereby appoint

A **the Chairman of the Class Meeting (mark box)** ☐ **OR** write here the name of the person (excluding the registered securityholder) you are appointing if this person **is someone** other than the Chairman of the Class Meeting ☐

or, failing the person named, or if no person is named, the Chairman of the Class Meeting, as my/our proxy to act generally on my/our behalf and to vote in accordance with the following instructions (or, if no directions have been given, as the proxy sees fit) at the Class Meeting of Holders of RPS1 to be held at 10.00am on Monday 2 February 2004 and at any adjournment of that Class Meeting. Where more than one proxy is to be appointed, or where voting intentions cannot be adequately expressed using this form, an additional Proxy Form is available on request from the Share Registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Class Meeting.

Should you desire to direct your proxy how to vote on the resolution please insert [X] in the appropriate box below.

	For	Against	Abstain*
1. Changes to RPS1 Terms of Issue	☐	☐	☐

* If you mark the Abstain box, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

B SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. By signing this form, the securityholder's attorney states that they are not aware of any notice of revocation of their power. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

C LODGEMENT DETAILS

- For your vote to be counted, the duly completed proxy form must be received by the Company's Share Registrar, ASX Perpetual Registrars Limited, by 10.00am on Saturday 31 January 2004. You can return the proxy form (and any Power of Attorney referred to above):
  - in the reply paid envelope provided; or
  - by facsimile to the Share Registrar, ASX Perpetual Registrars Limited, on (02) 8280 7646; or
  - by hand delivery to ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney NSW 2000.
- See the Notice of Class Meeting for more detailed instructions as to completion and lodgement of this proxy form or telephone 1300 360 688 for assistance.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,361,660
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by each holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by that holder, ie $9 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 January 2004.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,684,082,873	Ordinary Shares
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,186,659	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

TO BE PROVIDED.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

✓ Cheque

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 14 January 2004
(Group Company secretary)

Print name: Anne O'Driscoll

== == == == ==

+ See chapter 19 for defined terms.

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

19 January 2004

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

CGU TO ENTER MARINE INSURANCE MARKET

Attached for immediate release to the market is an announcement by IAG's CGU business to enter the marine insurance business on its own account. CGU previously sourced marine insurance for its clients through a joint venture that has been terminated.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (1 page)

NRMA INSURANCE ClearView SGIO SGIC CGU STATE

N:\CSCDept\CSCUser\ASX\2004\Jan\CGU Marine business - Jan19 Cov.doc

Media Release

For immediate release: 19 January 2004

CGU to enter marine insurance market

Leading commercial insurer CGU today announced it would enter the marine market, establishing a business unit to offer specialised marine products. The marine insurance market in Australia generates approximately $300 million per annum in premiums.

Group Executive for Intermediary Business, Mr Bob Wagstaffe, said CGU was committed to providing its agents and brokers and their customers with access to a comprehensive suite of insurance products.

"Marine insurance forms an integral part of this complete offering and we are committed to developing a significant capability," he said. "We aim to enter the market during the second quarter of this year.

"We intend to utilise our extensive distribution network and longstanding relationships with major brokers to maximise distribution opportunities. We have set our sights on becoming one of Australia's leading marine insurers within three to five years."

CGU previously offered marine insurance products through a joint venture with Zurich, which ended in December 2003 following Insurance Australia Group's acquisition of CGU.

Mr Wagstaffe said CGU had appointed Malcolm Freeman, the National Manager of its CGU Motor Trades and Commercial Direct business, to lead the new marine business. The role will report directly to Mr Wagstaffe.

"Malcolm will manage the development of our marine capability, overseeing the establishment of the infrastructure, systems and products to support the business, and the formation of a team of people experienced in this niche market," Mr Wagstaffe said.

"Malcolm has diverse experience in senior management roles within the Group, including the Commercial Union/NZI integration, the CGU/Fortis integration and implementation of the GST. Through these roles, Malcolm has already forged strong relationships with many of the intermediaries we will be targeting through our marine capability. He has also held international roles in the United Kingdom and Singapore."

CGU is one of Australia's largest intermediary-based insurers, distributing a wide range of commercial, rural and personal insurance products through a network of 80 branches and over 1250 insurance agents and brokers.

CGU is part of Insurance Australia Group (IAG) – Australasia's leading general insurance group. IAG stands behind some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, State, Swann Insurance and NZI. Insurance Australia Group companies also underwrite motor, home and some other lines of insurance for RACV in Victoria.

- ENDS -

Media contact: **Chris Jackson**
Public Affairs Manager
(03) 9279 5210 or 0401 711 914

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

INSURANCE AUSTRALIA GROUP LIMITED

ACN/ ABN

090 739 923

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	1,361,660	0.00000660957	0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occured

1 6 / 0 1 / 0 4
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** *(if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also* lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name   Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City   State/Territory

Postcode   Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	*Shares increased by . . . (number)*	*Shares decreased by . . . (number)*	*Number now held*	*Total $ paid on these shares*	*Total $ unpaid on these shares*	*Fully paid (y/n)*	*Beneficially held (y/n)*	*Top 20 member (y/n)*

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ *Family name* ______ *Given names* ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

O'DRISCOLL, ANNE

Capacity

[ ] Director

[x] Company secretary

Signature

Anne O'Driscoll

Date signed

21/01/04
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number

21781

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[ ] Signatory above

[x] ASIC registered agent above

[ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

ASIC registered agent number	21781		
lodging party or agent name	Insurance Australia Group Limited		
office, level, building name **or** PO Box no.	Level 21, NRMA Centre		
street number and name	388 George Street		
suburb / city	SYDNEY	state/territory NSW	postcode 2000
telephone	(02) 9292 9835		
facsimile	(02) 9292 8072		
DX number		suburb / city	

RA05 1/1 22 January 2001

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **RA05**

remittance advice

Please complete a separate form for each cheque

This is a record of payment and documents submitted to the Australian Securities and Investments Commission.

Cheque no. ____________________

Cheque amount ____________________

Payment and documents enclosed

ACN or ARBN	company name	form number	amount
090 739 923	INSURANCE AUSTRALIA GROUP LIMITED	484	
		TOTAL	

ASIC NSW RECEPTION 28 JAN 2004

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

23 January 2004

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
TO RELOCATE SHARE REGISTER

Pursuant to Listing Rule 3.15.1, IAG confirms that it will be re-locating its share register to Computershare Investor Services Pty Limited (Level 3, 60 Carrington Street, Sydney NSW 2000) effective from Monday, 26 April 2004.

Shareholders will be notified of alterations to contact details in due course and transitional arrangements are being prepared to minimise any inconvenience to shareholders.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

2 February 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

RPS1 (IAGPA) CLASS MEETING

At the class meeting of RPS1 holders held today, 2 February 2004, a poll was held on the single item of business set out in the Notice of Meeting dated 15 December 2003. The Returning Officer has advised that the results of the polls are as follows:

BUSINESS

Changes to RPS1 Terms of Issue

Resolution 1: Resolve, as a special resolution, that the Terms of Issue of the class of reset preference shares issued by the Company on 4 June 2002 be amended as set out in the table included in the Explanatory Notes to the Notice of Meeting.

The motion was passed as a special resolution.

The result of the proxy voting on the poll carried out in respect of the above resolution is attached as Schedule A.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (1 page)

SCHEDULE A

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

CLASS MEETING OF RESET PREFERENCE SHARES

02-Feb-04

DISCLOSURE OF PROXY VOTES

		NUMBER OF PROXY VOTES WHICH THE APPOINTMENTS SPECIFIED AS:				TOTAL NO. OF PROXY VOTES EXERCISABLE	POLL RESULTS			PASSED/ DEFEATED
		FOR	AGAINST	ABSTAIN	AT PROXY'S DISCRETION		TOTAL VOTES IN FAVOUR	TOTAL VOTES AGAINST	TOTAL VOTES ABSTAIN	
RESOLUTION	1	1,318,537	24,947	495	26,644	1,370,128	1,345,585	24,947	495	PASSED

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by the holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by that holder, ie $1 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 February 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,684,102,873	Ordinary Shares
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,166,659	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

TO BE PROVIDED.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

✓ Cheque

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (signature) Date: 25 February 2004
(Group Company Secretary)

Print name: Anne O'Driscoll

== == == == ==

+ See chapter 19 for defined terms.

Insurance Australia Group

MEDIA RELEASE

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

26 February 2004

IAG increases profit and dividend due to acquisition of CGU/NZI and upturn in equity markets and announces buy-back

Insurance Australia Group Limited today announced a net profit after tax of $302 million for the six months to 31 December 2003 (31 December 2002: $62 million), reflecting the increased scale of the business following the acquisition of CGU and NZI, and the considerable improvement in equity markets.

Chief Executive Officer, Mr Michael Hawker said the inclusion of CGU and NZI had diversified the Group's mix of business and added approximately $2.5 billion in annual revenue, making it easier to produce stable, sustainable returns.

"We now have a wider range of products and a greater presence in all our markets following our acquisition of CGU and NZI. This diversification improves our ability to produce stable returns despite fluctuations in individual portfolios or regions," Mr Hawker said.

"We've also continued to improve our underlying business, which has seen us sustain high levels of customer retention and satisfaction.

"During the period we've delivered on a core plank of our strategy – focusing on general insurance – with the sale of our health insurance underwriting operations and the agreement to sell ClearView Retirement Solutions. The integration of CGU and NZI is almost complete and the acquisition is now earnings per share (EPS) positive six months ahead of schedule.

"At the same time, we've benefited from the best equity market returns in three years. Australian equities were up 11.3% (ASX 200 Accumulation Index) and international equities rose by 6.6% (MSCI World Index ex Australia) compared with falls of 4.5% and 12.5% respectively in the previous corresponding period.

"As a result, our return on shareholders' funds increased by $333 million, from a pre-tax loss of $129 million in the previous corresponding period to a pre-tax profit of $204 million. This is our highest half year return since listing."

Mr Hawker said all major business segments had performed strongly, producing a Group result within the stated target operating ranges for the full year.

"Our insurance margin is 11.8%, at the upper end of our 9%-12% target range. It's a decrease from 16.1% in the previous corresponding period, which we indicated at the time was unsustainable due to the benefit from the bond rally and unusually dry weather contributing to a benign claims environment.

"The Group combined operating ratio is 90.5%, ahead of 96.0% in the previous corresponding period. The immunised combined operating ratio (which takes into consideration the effect of discount rate changes to the outstanding claims reserves) is 93.8% in line with the FY04 target of 93%-96%.

"Our six month result also includes implementation synergies of $33 million and costs of $25 million. As at 31 December 2003, we've completed the work required to ensure $117 million of the $160 million in synergies promised at the time of the CGU and NZI acquisition are delivered."

Other elements of the half year result, compared with the previous corresponding period and bearing in mind the impact of the CGU and NZI acquisition on trend comparisons, include:

- Net earned premium increased to $2.9 billion from $1.8 billion. The 62% increase is primarily due to the acquisition of CGU and NZI;
- The underwriting profit increased to $277 million from $71 million;
- The insurance profit rose to $344 million from $290 million; and
- Cashflow generated from operations increased to $694 million from $293 million.

Despite the growth of the business, Group corporate expenses remained at a similar level compared with the previous corresponding period. This confirms the Group's ability to manage its expanded business more efficiently.

Mr Hawker said the Board had reviewed the Group's dividend policy and capital structure in light of the Group's improved ability to generate stable, sustainable returns for shareholders.

"The enhanced diversity and scale of the business has created a less volatile profit stream, and at the same time, the size of our shareholder funds relative to the core business operations has decreased," Mr Hawker said.

"As a result, and in line with its commitment to pass on value to shareholders, the Board has decided to increase the target dividend payout ratio from 40%-70% (after goodwill amortisation – currently over $100 million per annum) to 50%-70% of normalised profits before goodwill amortisation.

"It's expected the total annual dividend will now be paid in a 45:55 proportion between the interim and final dividends, compared with the previous 40:60 split.

"Applying the new policy, the Board has declared a fully franked interim dividend of 8 cents per ordinary share, up from 4.5 cents in the previous corresponding period. The dividend is to be paid on 19 April 2004 to ordinary shareholders registered on 17 March 2004."

Mr Hawker said that as at 31 December 2003 the Group's Minimum Capital Requirement (MCR) multiple was 1.90x, well ahead of the previously published target range of 1.35x-1.65x and the updated target of 1.60x.

"In view of our strong capital position, and bearing in mind our principle of managing our capital actively and efficiently, we intend to undertake an off-market buy-back in the order of $350 million of ordinary shares by 30 June this year," Mr Hawker said.

"The Board is currently assessing the details and timing of the proposed buy-back and will make an announcement once the details are finalised."

Mr Hawker said the Group was on track to deliver on operating targets for the full year, based on continuing good economic conditions, and barring no major insured catastrophes beyond the allowances in the Group's budgets.

"Operating within our target ranges should enable us to maintain an insurance margin of 9%-12% over the long term, however in the short term we may exceed 12%. Our target range benchmarks well against international performance," Mr Hawker said.

"Ultimately, our goal remains to deliver a return on equity of 13%-15% throughout any cycle. Achieving this goal means we can deliver top quartile returns to our shareholders, maintain insurance at fair rates for customers, and sustain the financial strength to withstand major catastrophes," Mr Hawker said.

In a separate announcement, Mr Hawker said Group Executive, Mr Mario Pirone would add the Intermediary Business division to his portfolio following the planned retirement of Mr Bob Wagstaffe on 25 August this year, after 38 years in the industry.

Mr Pirone has more than 20 years experience in insurance and financial services, and joined Insurance Australia Group in 1999 through the acquisition of SGIO. Mr Pirone is also responsible for Insurance Australia Group's Asset Management area.

- ends -

Media Relations

Name	Carolyn McCann
Telephone	02 9292 9557
Mobile	0411 014 126

Investor Relations

Name	Anne O'Driscoll
Telephone	02 9292 3169
Mobile	0411 012 675

Insurance Australia Group (IAG) is Australasia's leading general insurance group. The group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance SGIO, SGIC, CGU, Swann Insurance, State Insurance, NZI.

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923
AND CONTROLLED ENTITIES
HALF YEAR FINANCIAL REPORT - 31 DECEMBER 2003

CONTENTS

Insurance Australia Group Limited is a publicly listed company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is 388 George Street, Sydney, NSW 2000.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

The Directors present their report together with the consolidated financial report of Insurance Australia Group Limited ("IAG" / "the Company") and its controlled entities ("the IAG Group") for the half year ended 31 December 2003 and the auditors' review report thereon.

Directors

The Directors of the Company during or since the end of the half year are:

Mr JA Strong (Director since 2 August 2001), Mr JF Astbury (Director since 25 July 2000), Mrs MC Callaghan (Director from 19 June 2000 to 1 September 2003), Mr GA Cousins (Director since 25 July 2000), Mrs M Easson (Director from 19 June 2000 to 1 September 2003), Ms DG Fisher (Director since 19 June 2000), Mr ND Hamilton (Director since 19 June 2000), Ms AJ Keating (Director since 19 June 2000), Mr RA Ross (Director since 25 July 2000) and Mr MJ Hawker (Director since 1 December 2001).

Result and review of operations

The IAG Group net profit for the half year was $348 million (2002 - $97 million). After adjusting for outside equity interests in the IAG Group result, the net profit attributable to shareholders of the Company was $302 million (2002 - $62 million).

The key components for the half year result were:

- Sustained improvement in underwriting profit of $277 million compared to $71 million in 2002.
- The strength of the underwriting result produced an insurance margin of 11.8%, which is within the IAG Group's target range of 9% - 12%.
- Gross written premium was $3,142 million, representing an increase of 66.6% on the same period last year ($1,886 million). The acquisition of CGU Insurance Australia Limited ("CGU") and Belves Investments Limited ("NZI") on 2 January 2003 was the major driver of this growth.
- The expense ratio (underwriting expenses to net earned premium) of 24.9% compares to 19.2% for the same period last year. However, the CGU and NZI businesses bring a higher expense ratio, in the form of commission expense, due to the intermediary distribution of their products. When commission expense and integration costs are excluded, the underlying administration ratio is 17.5% compared to 17.7% in 2002.
- The quality of the result was driven by strong performance of all major business segments. The IAG Group's combined ratio of 90.5% was better than the target range 94% - 96% and was an improvement on 96.1% in 2002.
- The result includes $25 million of expenses associated with the restructuring and integration of the CGU and NZI businesses acquired.
- After two years of negative return on equity portfolios, the recovery in the global equity markets delivered a welcome positive contribution to the IAG Group's results. Total investment income included in the consolidated net profit for the half year was $286 million (2002 - $113 million).
- A once-off benefit of $22 million was included in income tax expense, as a result of the IAG Group forming a tax consolidated group in line with changes in tax legislation.

Further information on the IAG Group's result and review of operations can be found in the 31 December 2003 Investor Report on the Company's website, www.iag.com.au.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Events subsequent to reporting date

(a) IAG announced the agreement to sell its ClearView retirement services businesses to MBF on 12 December 2003. This sale was effective on 21 January 2004. The sale price was approximately $220 million plus up to an additional $50 million earn-out, subject to business performance over the next five and a half years. This sale results in a profit after tax to IAG of approximately $43 million which will be included in the full year (30 June 2004) financial statements.

(b) On 26 February 2004 an interim dividend of 8.0 cents per share, 100% franked, was declared by the Company. The dividend is to be paid on 19 April 2004.

(c) On 26 February 2004 IAG announced that it intends to undertake an off-market buy-back in the order of $350 million of ordinary shares. The final price and the allocation of that amount between capital and a fully franked dividend will be determined under the terms and conditions of the buy-back offer. This buy-back will be funded from surplus capital.

Other than the matters referred to above, there has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the IAG Group, the results of those operations, or the state of affairs of the IAG Group in future financial periods.

Dividends

Details of dividend declared are set out in note 7.

Rounding of amounts

Unless otherwise stated, amounts in the financial report and Directors' report have been rounded to the nearest million dollars. The Company is of a kind referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

Signed at Sydney this 26th day of February 2004 in accordance with a resolution of the Directors.

.... Director

.... Director

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	Notes	CONSOLIDATED 31 Dec 2003 $m	31 Dec 2002 $m
Premium revenue	3(a)(i)	**3,116**	1,868
Reinsurance expense		**(204)**	(69)
Net premium revenue		**2,912**	1,799
Claims expense		**(2,217)**	(1,524)
Reinsurance and other recoveries	3(a)(i)	**308**	142
Net claims expense		**(1,909)**	(1,382)
Acquisition costs		**(464)**	(229)
Other underwriting expenses		**(207)**	(78)
Fire brigade charges		**(55)**	(39)
Underwriting expenses		**(726)**	(346)
Profit from underwriting		**277**	71
Investment income	3(a)(ii)	**248**	151
Realised losses on investments	3(a)(ii)	**(15)**	(34)
Unrealised gains / (losses) on investments	3(a)(ii)	**53**	(4)
Financial services revenue	3(a)(iii)	**70**	(1)
Other operating revenue	3(a)(iv)	**118**	77
Borrowing costs expense		**(29)**	(12)
Life insurance business expenses	4	**(52)**	11
Corporate and administration expenses		**(186)**	(144)
Profit from ordinary activities before income tax		**484**	115
Income tax expense		**(136)**	(18)
Net profit		**348**	97
Net profit attributable to outside equity interests		**(46)**	(35)
Net profit attributable to shareholders of Insurance Australia Group Limited		**302**	62
Non-owner transaction changes in equity:			
Total revenue, expenses and valuation adjustments attributable to shareholders of Insurance Australia Group Limited recognised directly in equity		**-**	-
Total changes in equity from non-owner related transactions attributable to the shareholders of the parent entity		**302**	62

	Notes	31 Dec 2003 cents	31 Dec 2002 cents
Basic earnings per ordinary share	5(a)	**17.07**	3.64
Basic earnings per reset preference share	5(b)	**265.03**	308.27
Diluted earnings per ordinary share	5(a)	**17.01**	3.62

The above statement of financial performance is to be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2003

	Notes	CONSOLIDATED 31 Dec 2003 $m	30 Jun 2003 $m
Current assets			
Cash assets		**584**	626
Receivables		**2,537**	2,548
Investments		**3,074**	2,585
Current tax assets		**17**	40
Other		**777**	823
Total current assets		**6,989**	6,622
Non-current assets			
Receivables		**499**	401
Investments		**7,410**	7,246
Plant and equipment		**153**	139
Deferred tax assets		**300**	326
Intangible assets		**1,521**	1,626
Other		**12**	32
Total non-current assets		**9,895**	9,770
Total assets		**16,884**	16,392
Current liabilities			
Payables		**817**	846
Interest-bearing liabilities		**124**	136
Current tax liabilities		**144**	106
Provisions		**150**	174
Outstanding claims		**2,308**	2,147
Unearned premium		**3,243**	3,223
Total current liabilities		**6,786**	6,632
Non-current liabilities			
Interest-bearing liabilities		**789**	789
Deferred tax liabilities		**49**	59
Provisions		**33**	43
Gross life insurance policy liabilities		**958**	910
Outstanding claims		**3,919**	3,828
Unearned premium		**73**	78
Total non-current liabilities		**5,821**	5,707
Total liabilities		**12,607**	12,339
Net assets		**4,277**	4,053
Equity			
Contributed equity	8	**3,973**	3,973
Foreign currency translation reserve		**(2)**	(2)
Accumulated losses	9	**(226)**	(396)
Equity attributable to shareholders of Insurance Australia Group Limited		**3,745**	3,575
Outside equity interests in controlled entities:			
- Contributed equity		**124**	180
- Retained profits		**24**	20
- Unitholders' funds		**384**	278
Total equity	10	**4,277**	4,053

The above statement of financial position is to be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	Note	CONSOLIDATED 31 Dec 2003 $m	31 Dec 2002 $m
Cash flows from operating activities			
Premium received		**3,375**	2,063
Reinsurance and other recoveries received		**186**	159
Claims costs paid		**(2,046)**	(1,550)
Outwards reinsurance premium paid		**(204)**	(65)
Dividends received		**52**	45
Interest and similar items received		**236**	198
Interest and other finance costs paid		**(6)**	(9)
Income tax paid		**(68)**	(58)
Income tax refunds		**7**	5
Other operating receipts		**307**	306
Other operating payments		**(1,145)**	(801)
Net cash provided by operating activities		**694**	293
Cash flows from investing activities			
Net cash flows on disposal of a controlled entity	11	**48**	-
Proceeds from disposal of investments and plant and equipment		**11,561**	14,456
Outlays for investments and plant and equipment acquired		**(12,134)**	(13,974)
Repayment of premium funding loans		**146**	-
Advances of premium funding loans		**(167)**	-
Net cash provided by / (used in) investing activities		**(546)**	482
Cash flows from financing activities			
Proceeds from issues of shares		**-**	880
Outlay for share buy-back in outside equity interests		**(56)**	-
Proceeds from issues of trust units		**629**	337
Outlays for redemption of trust units		**(569)**	(365)
Proceeds from borrowings		**487**	592
Repayment of borrowings		**(515)**	(935)
Share issue costs paid		**-**	(24)
Dividends paid to IAG shareholders		**(132)**	(89)
Dividends paid to outside equity interests		**(34)**	(25)
Net cash provided by / (used in) financing activities		**(190)**	371
Net increase / (decrease) in cash held		**(42)**	1,146
Cash at the beginning of the financial period		**626**	253
Effects of exchange rate changes on the balances of cash held in foreign currencies		**-**	1
Cash at the end of the financial period (i)		**584**	1,400

Notes:

(i) Cash represents cash on hand and in banks, deposits at call and money market investments readily convertible to cash within two working days, net of bank overdraft.

The above statement of cash flows is to be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2003

Note 1. Statement of significant accounting policies

Basis of preparation of half-year financial report

The half year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting, the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views. This half year financial report is to be read in conjunction with the 30 June 2003 Annual Financial Report and any public announcements by Insurance Australia Group Limited and its controlled entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001 and Australian Stock Exchange Listing Rules.

The accounting policies adopted have been consistently applied by each entity in the IAG Group and are consistent with those applied in the 30 June 2003 Annual Financial Report unless otherwise mentioned.

The half year report does not include full note disclosures of the type normally included in an annual financial report.

Note 2. Tax consolidation

IAG and its Australian resident wholly-owned entities have decided to adopt tax consolidation legislation as of 1 July 2002 and the Australian Taxation Office has been informed of this decision. The entities have entered into a tax sharing agreement as defined in UIG Abstract 52 Income Tax Accounting under the Tax Consolidation System.

As a consequence, IAG, as the head entity, recognises all current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in this group in all financial statements from 1 July 2002 as if those transactions, events and balances were its own, in addition to the current and deferred tax balances arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax sharing agreement will be recognised separately by IAG as tax-related amounts receivable or payable. The tax sharing agreement will have an immaterial impact on the income tax expense and results of IAG and on the consolidated assets and liabilities and results.

On formation of a tax consolidated group, the head entity has an option to establish the tax cost of the assets of each subsidiary member entering the tax consolidated group by choosing between two alternative methods, the Allocable Cost Amount method or Transitional Method. As a result of recent announcements by the Government which are yet to be enacted, the tax cost setting rules will be modified so that the goodwill asset of a general insurance company that has demutualised will retain its existing tax value provided that the ownership of the company has not changed between the time of demutualisation and the time of joining a consolidated group. The Government has also announced that it intends extending the deadline for taxpayers to choose between the alternative methods until 31 December 2004. Given the recently announced change to the treatment of goodwill, IAG is currently reassessing whether its preliminary choices remain optimal.

The financial effect of the implementation of the legislation has been recognised in the financial statements for the half year ended 31 December 2003 and is disclosed in note 6.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	CONSOLIDATED	
	31 Dec 2003 $m	31 Dec 2002 $m
Note 3. Revenue		
(a) Revenue from ordinary activities		
(i) General insurance revenue		
Gross written premium	**3,142**	1,886
Movement in unearned premium reserve	**(26)**	(18)
Premium revenue	**3,116**	1,868
Direct premium	**3,114**	1,854
Inwards reinsurance premium	**2**	14
Premium revenue	**3,116**	1,868
Reinsurance and other recoveries	**308**	142
Total general insurance revenue	**3,424**	2,010
(ii) Investment revenue		
Dividend income		
- other corporations	**25**	18
Interest income		
- other parties	**211**	128
Trust income		
- other parties	**12**	5
Total investment income	**248**	151
Changes in net market values of investments		
- realised losses	**(15)**	(34)
- unrealised gains / (losses)	**53**	(4)
Total investment revenue	**286**	113
(iii) Financial services revenue		
Life insurance business revenue		
- premium revenue	**13**	12
- investment revenue	**57**	(13)
	70	(1)
Total financial services revenue	**70**	(1)
(iv) Other operating revenue		
- other parties	**118**	77
Total other operating revenue	**118**	77
Total revenue from ordinary activities	**3,898**	2,199
(b) Revenue from outside ordinary activities		
Proceeds from disposal of plant and equipment	**5**	8
Total revenue from outside ordinary activities	**5**	8
Total revenue	**3,903**	2,207

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	CONSOLIDATED	
	31 Dec 2003	31 Dec 2002
Note 4. Analysis of total expenses	**$m**	$m
Expenses (excluding borrowing costs expense) disclosed on the face of the statement of financial performance:		
Reinsurance expense	**204**	69
Claims expense	**2,217**	1,524
Acquisition costs	**464**	229
Other underwriting expenses	**207**	78
Fire brigade charges	**55**	39
Life insurance business expenses	**52**	(11)
Corporate and administration expenses	**186**	144
Total expenses	**3,385**	2,072
Analysis of expenses by function:		
General insurance business expenses		
- Reinsurance expense	**204**	69
- Claims expense	**2,217**	1,524
- Underwriting expenses	**726**	346
	3,147	1,939
Life insurance business expenses		
- Policy payments	**5**	3
- Increase / (decrease) in policy liabilities	**34**	(27)
- Administration and other expenses	**13**	13
	52	(11)
Administration expenses	**186**	144
Total expenses	**3,385**	2,072

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	CONSOLIDATED	
	31 Dec 2003 cents	31 Dec 2002 cents
Note 5. Earnings per share		
(a) Ordinary shares		
Basic earnings per share	**17.07**	3.64
Diluted earnings per share	**17.01**	3.62

	31 Dec 2003 Number of shares	31 Dec 2002 Number of shares
(i) Reconciliation between basic earnings per share denominator and diluted earnings per share denominator		
Weighted average number of ordinary shares outstanding during the financial period used in calculation of the basic earnings per share	**1,682,721,213**	1,391,265,083
Potential ordinary shares:		
Expiry date 21 December 2010	**1,712,117**	1,712,116
Expiry date 30 April 2011	**3,796,156**	3,796,145
Expiry date 2 August 2011	**190,697**	190,696
Expiry date 22 October 2011	**134,999**	134,998
Expiry date 13 December 2011	**1,000,000**	1,000,000
Expiry date 5 March 2012	**521,893**	521,892
Expiry date 15 July 2012	**102,221**	94,443
Cancelled potential ordinary shares	**(909,820)**	(771,347)
Weighted average number of ordinary shares and potential ordinary shares outstanding during the financial period used in calculation of the diluted earnings per share	**1,689,269,476**	1,397,944,026

Potential ordinary shares consist of rights granted to employees under the Performance Share Rights Plan.

Event subsequent to reporting date:

On 16 January 2004, a total of 1,361,660 ordinary shares were issued as a result of the exercise of vested Performance Share Rights. At 31 December 2003, these shares were included as potential ordinary shares used in calculation of diluted earnings per share.

	31 Dec 2003 $m	31 Dec 2002 $m
(ii) Reconciliation of earnings used in calculating earnings per share		
Net profit	**348**	97
Net profit attributable to outside equity interests	**(46)**	(35)
Net profit attributable to shareholders of Insurance Australia Group Limited	**302**	62
Net profit attributable to reset preference shares	**(14)**	(11)
Earnings used in calculating basic and diluted earnings per share	**288**	51

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	Notes	CONSOLIDATED	
		31 Dec 2003 cents	31 Dec 2002 cents
Note 5. Earnings per share (continued)			
(b) Reset preference shares			
Basic earnings per share		**265.03**	308.27
		31 Dec 2003 Number of shares	31 Dec 2002 Number of shares
Weighted average number of reset preference shares outstanding during the financial period used in calculation of the basic earnings per share		**5,500,000**	3,500,000
		31 Dec 2003 $m	31 Dec 2002 $m
Net profit used in calculating basic earnings per share (based on dividends paid or payable to reset preference shares)		**14**	11

There are no potential reset preference shares on issue.

Note 6. Individually significant items

	Notes	31 Dec 2003 $m	31 Dec 2002 $m
Expenses:			
Restructuring / integration costs	(i)	**25**	-
Insurance protection tax levied by the NSW State Government		**10**	9
Income tax benefit:			
Effect of resetting tax values on entering tax consolidation	(ii)	**22**	-

(i) These represent expenses incurred during the half year associated with the restructuring and integration of the CGU and NZI businesses acquired in January 2003.

(ii) During the half year ended 31 December 2003, IAG and its Australian resident wholly-owned entities elected to form a tax consolidated group from 1 July 2002. As a result of forming a tax consolidated group, IAG recognised a once-off benefit of $22 million, which reflects the increase in the tax deductions available from resetting tax values of the IAG Group's assets. Refer to note 2 for further details.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	CONSOLIDATED	
	31 Dec 2003 $m	31 Dec 2002 $m
Note 7. Dividends		
(a) Ordinary shares		
Final dividend for year ended 30 June 2003 of 7 cents (2002 – 6 cents) per fully paid ordinary share, paid on 13 October 2003 Fully franked at 30% (2002 – 30%)	**118**	78
(b) Reset preference shares		
Dividend paid at 5.8% and 4.51% on IAGPA and IAGPB respectively (2002 – 5.8% on IAGPA) per annum, fully franked at 30% (2002 – 30%)	**14**	11
Total dividends declared and paid by cash	**132**	89

Event subsequent to reporting date:

On 26 February 2004 an interim dividend of 8.0 cents per ordinary share, 100% franked, was declared by the Company. The dividend will be paid on 19 April 2004. The last date for the receipt of an election notice for participation in the dividend reinvestment plan is 17 March 2004.

	CONSOLIDATED			
	31 Dec 2003		30 Jun 2003	
	Number of shares million	**$m**	Number of shares million	$m
Note 8. Contributed equity				
Share capital				
Issued and fully paid ordinary shares	**1,683**	**3,434**	1,683	3,434
Issued and fully paid reset preference shares	**6**	**539**	6	539
	1,689	**3,973**	1,689	3,973
Movements in ordinary shares:				
Balance at the beginning of the financial period	**1,683**	**3,434**	1,301	2,509
Ordinary shares issued	**-**	**-**	355	880
Ordinary shares issued under Dividend Reinvestment Plan	**-**	**-**	27	75
Less: transaction costs arising on share issues	**-**	**-**	-	(30)
Balance at the end of the financial period	**1,683**	**3,434**	1,683	3,434
Movements in reset preference shares:				
Balance at the beginning of the financial period	**6**	**539**	4	343
Shares issued	**-**	**-**	2	200
Less: transaction costs arising on share issue	**-**	**-**	-	(4)
Balance at the end of the financial period	**6**	**539**	6	539

Note 8. Contributed equity (continued)

(i) Ordinary shares
Ordinary shares entitle the holder to participate in the dividends and the proceeds on winding up the Company in proportion to the number of, and amounts paid on, the shares held.

Dividends, if declared, are subject to there being distributable profits available and not breaching Australian Prudential Regulation Authority capital adequacy requirements.

(ii) Reset preference shares
Reset preference shares entitle the holder to a preferred, but not cumulative, dividend (currently 5.8% per annum for the first issue in June 2002 ("IAGPA") and 4.51% per annum for the second issue in June 2003 ("IAGPB")).

Dividends, if declared, are subject to similar conditions as ordinary shares. However, dividends will be paid in priority to any dividends on ordinary shares. If dividends are not paid for reset preference shares, no dividends can be paid and no return of capital can be made on ordinary shares until such time as the dividend stop is released in accordance with the terms of reset preference shares issued. The rate, frequency and timing of the payment of dividends can be reset by the Company on a reset date. The first reset dates are 15 June 2007 for IAGPA and 15 June 2008 for IAGPB.

Reset preference shares rank before ordinary shares in the event of the Company being wound up. The reset preference shares do not carry voting rights at general meetings.

(iii) Dividend reinvestment
The Company operates a Dividend Reinvestment Plan ("DRP"). Shareholders can elect to take their dividend entitlement by way of shares on the average share market price, less discount (if any as the Directors may determine) calculated over the pricing period (which will be at least five trading days) as determined by the Directors for each dividend payment date. Shares allocated to shareholders participating in the DRP during the half year ended 31 December 2003 were purchased on market (Period ended 31 December 2003 – 9 million shares purchased on market; year ended 30 June 2003 - 27 million new shares issued).

(iv) Performance share rights
A Performance Share Rights Plan, which was approved at the Annual General Meeting held on 28 November 2000 was in operation and closed for further new right issues during the year ended 30 June 2003. During the financial period, no rights (2002 – 102,222) were issued. One right can be converted into one unissued ordinary share of the Company at the date of exercise of the right. These rights lapse upon the termination of employment with IAG Group, other than termination due to redundancy. No rights (2002 – 230,000) were cancelled during the period on termination of employees' employment. There were no rights exercised during the period (2002 – nil). Subsequent to balance date, 1,361,660 rights were exercised on 16 January 2004.

	CONSOLIDATED	
	31 Dec 2003 $m	30 Jun 2003 $m
Note 9. Accumulated losses		
Accumulated losses	**(226)**	(396)
Movements in accumulated losses		
Balance at the beginning of the financial period	**(396)**	(375)
Net profit attributable to shareholders of Insurance Australia Group Limited	**302**	153
Dividends declared	**(132)**	(174)
Balance at the end of the financial period	**(226)**	(396)

	CONSOLIDATED 31 Dec 2003 $m	30 Jun 2003 $m
Note 10. Total equity reconciliation		
Total equity at the beginning of the financial period	**4,053**	2,979
Total changes in equity recognised in the statement of financial performance	**302**	153
Transactions with owners as owners:		
- contributions of equity, net of transaction costs	-	925
- reset preference shares, net of transaction costs	-	196
- dividends declared	**(132)**	(174)
Movement in foreign currency translation reserves on foreign controlled entities	-	(1)
Total changes in outside equity interests	**54**	(25)
Total equity at the end of the financial period	**4,277**	4,053

Note 11. Changes in the composition of the consolidated entity

The IAG Group disposed of 100% of the ordinary shares in NRMA Health Pty Limited effective 25 July 2003.

	31 Dec 2003 $m	31 Dec 2002 $m
Details of the disposal is as follows:		
Sale proceeds:		
Cash	**99**	-
Fair value of net assets of controlled entity disposed (including goodwill)	**97**	-
Costs associated with disposal	**4**	-
	101	-
Loss on disposal	**(2)**	-
Net cashflow on disposal of controlled entity:		
Cash proceeds received (net of disposal costs)	**95**	-
Cash balance disposed	**(47)**	-
Inflow of cash	**48**	-
Profit / (loss) from ordinary activities before income tax that the disposed entity contributed to the IAG Group:		
For period ended 31 December 2003	-	-
For period ended 31 December 2002	**(10)**	-

The profit / (loss) from ordinary activities before income tax of the disposed entity contributed to the IAG Group has been determined based on the results of the entity to the date of disposal after allowing for amortisation of goodwill.

Note 12. Contingent liabilities and contingent assets

Other than the matter referred to below, there have been no other material changes in contingent liabilities or contingent assets since 30 June 2003.

As disclosed in prior periods, in the normal course of its operations, Insurance Australia Limited ("IAL") (formerly NRMA Insurance Limited) entered a quota share reinsurance contract with a US insurer ("the Ceding Insurer") for one year from 1 July 1997.

IAL accepted 50% of a 20% Whole Account Quota Share Reinsurance Treaty of the property and casualty insurance and reinsurance business written by the Ceding Insurer ("the Treaty").

Court proceedings were commenced by IAL against the Ceding Insurer and other parties in 1999. The dispute with the Ceding Insurer has been referred to arbitration.

The other insurers to the Treaty have separate arbitration proceedings against the Ceding Insurer.

The arbitration involving IAL is being heard in two parts. In November 2002, the arbitration panel ruled in favour of IAL in relation to the preliminary issue, that the Treaty is not retroactive and therefore does not cover loss occurrences prior to 1 July 1997.

The second part of the arbitration took place in October 2003 with a final day of hearing on 7 January 2004. This hearing dealt with:

- whether the Treaty should be rescinded, and
- alternatively the appropriate award of damages resulting from the reaccounting following the 2002 order.

IAL is claiming an amount of $27 million in this part of the case.

The Arbitration Panel has reserved its decision. If it finds in favour of IAL, application will be made to the Court to confirm the Panel award.

IAL holds two letters of credit totalling US$30 million (A$39 million) as security if it is successful in its claim.

Whilst IAL believes its case is strong, if IAL was wholly unsuccessful in its claim, it could lose the amount of US$25 million (A$33 million) recognised as an asset in the financial report. The Ceding Insurer claims a further amount of US$3 million (A$4 million) or US$8 million (A$11 million) if the Panel reversed its 2002 order which, if successful, would cause IAL to record a further loss of this amount. A potential loss of US$33 million (A$44 million) compares to US$38 million (A$56 million) disclosed in the financial report as at 30 June 2003.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2003

Note 13. Segmental reporting

Primary reporting - business segments

The IAG Group operated during the half year in the general insurance and retirement services industries. In the general insurance industry, its revenue is derived from the underwriting of short-tail, long-tail and international insurance businesses and these form separate reportable segments along with retirement services. Other activities, including corporate services, investment management and investment of the IAG Group's capital funds form a separate segment.

	Short-tail insurance		Long-tail insurance		International insurance		Retirement services		Corporate and investments	
	31 Dec 2003 $m	31 Dec 2002 $m	**31 Dec 2003 $m**	31 Dec 2002 $m	**31 Dec 2003 $m**	31 Dec 2002 $m	**31 Dec 2003 $m**	31 Dec 2002 $m	**31 Dec 2003 $m**	31 Dec 2002 $m
External revenue	**2,334**	1,359	**742**	679	**489**	228	**53**	(20)	**285**	(39)
Intersegment revenue	-	-	-	-	**113**	63	-	-	**6**	7
Total revenue	**2,334**	1,359	**742**	679	**602**	291	**53**	(20)	**291**	(32)
Profit / (loss) from underwriting	**126**	89	**149**	(22)	**2**	4	-	-	-	-
Investment income	**38**	46	**19**	169	**11**	4	-	-	**218**	(106)
Other operating result	**3**	-	**17**	3	-	-	**15**	2	**(114)**	(74)
Profit / (loss) from ordinary activities before income tax	**167**	135	**185**	150	**13**	8	**15**	2	**104**	(180)

	Intersegment elimination		Total	
	31 Dec 2003 $m	31 Dec 2002 $m	**31 Dec 2003 $m**	31 Dec 2002 $m
External revenue	-	-	**3,903**	2,207
Intersegment revenue	**(119)**	(70)	-	-
Total revenue	**(119)**	(70)	**3,903**	2,207
Profit from underwriting	-	-	**277**	71
Investment income	-	-	**286**	113
Other operating result	-	-	**(79)**	(69)
Profit from ordinary activities before income tax	-	-	**484**	115

Note 14. Events subsequent to reporting date

(a) IAG announced the agreement to sell its ClearView retirement services businesses to MBF on 12 December 2003. This sale was effective on 21 January 2004. The sale price was approximately $220 million plus up to an additional $50 million earn-out, subject to business performance over the next five and a half years. This sale results in a profit after tax to IAG of approximately $43 million which will be included in the full year (30 June 2004) financial statements.

(b) On 26 February 2004 an interim dividend of 8.0 cents per share, 100% franked, was declared by the Company. The dividend is to be paid on 19 April 2004.

(c) On 26 February 2004 IAG announced that it intends to undertake an off-market buy-back in the order of $350 million of ordinary shares. The final price and the allocation of that amount between capital and a fully franked dividend will be determined under the terms and conditions of the buy-back offer. This buy-back will be funded from surplus capital.

As these transactions occurred after balance date and did not relate to conditions existing at balance date, no account has been taken of them in the financial statements for the half year ended 31 December 2003.

		CONSOLIDATED	
	Notes	**31 Dec 2003 $**	30 Jun 2003 $
Note 15. Net tangible assets			
Net tangible assets per ordinary share	(i)	**1.00**	0.84
Net tangible assets per reset preference share	(ii)	**100.00**	100.00

(i) Net tangible assets per ordinary share has been determined after adjusting for outside equity interests, intangible assets (being goodwill and other intangibles) and the value of reset preference shares on issue (note 8).

(ii) Net tangible assets per reset preference share has been reflected at the face value of $100.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the Directors of Insurance Australia Group Limited:

(a) the financial statements and notes, set out on pages 3 to 16, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the IAG Group as at 31 December 2003 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed at Sydney this 26th day of February 2004 in accordance with a resolution of the Directors.

.... Director

.... Director

Independent Auditors' Review Report to the shareholders of Insurance Australia Group Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Insurance Australia Group Limited Consolidated Entity ("the Consolidated Entity"), for the half year ended 31 December 2003. The Consolidated Entity comprises Insurance Australia Group Limited ("the Company") and the entities it controlled during that half year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of Insurance Australia Group Limited is not in accordance with:

(a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2003 and of its performance for the half year ended on that date; and

   (ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

Dr Andries B Terblanché
Partner

Sydney
26th February 2004

Insurance Australia Group Limited

ABN: 60 090 739 923

Directory

Stock Exchange Listings
Australian Stock Exchange Limited
ASX code for ordinary shares: **IAG**
ASX codes for reset preference shares: **IAGPA** (Listed June 2002) and **IAGPB** (Listed June 2003)

Investor Information/Administration
Share Registry
ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney NSW 2000
Or by mail to
Insurance Australia Group Limited
C/O ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1232

Telephone:	1300 360 688
Email:	iag@aprl.com.au
Facsimile:	(02) 9261 8489
Website:	www.iag.com.au

Investor Relations
Email: investor.relations@iag.com.au

Ms Anne O'Driscoll
Group Company Secretary & Head of Investor Relations

Telephone:	(02) 9292 3169
Facsimile:	(02) 9292 3109
Email:	anne.o'driscoll@iag.com.au

Registered Office
Insurance Australia Group Limited
Level 21, 388 George Street
SYDNEY NSW 2000
Telephone: (02) 9292 9222

Key dates for shareholders - proposed

Interim dividend – ordinary shares	
- Ex-dividend date	11 March 2004
- Record date	17 March 2004
- Payment date	19 April 2004
Half-yearly reset preference shares dividends due	15 June 2004
Announcement of annual results to 30 June 2004	19 August 2004
Final dividend – ordinary shares	
- Ex-dividend date	14 September 2004
- Record date	20 September 2004
- Payment date	18 October 2004
Annual General Meeting	10 November 2004
Half-yearly reset preference shares dividend due	15 December 2004
Announcement of half year results - 31 December 2004	24 February 2005

CONTENTS

Introduction

- The six months to 31 December 2003 ('1H04') marked the completion of the refocus on the Group's core general insurance business. During this period, the Group completed the sale of its health insurance underwriting business and entered into an agreement to sell its financial services business, ClearView Retirement Solutions ('ClearView'), both to MBF Australia Limited. The ClearView sale was completed in January 2004. The Group is now wholly focused on its general insurance operations.
- At an operational level, the Group has been progressing the integration of the CGU and NZI businesses, (acquired in January 2003). It is pleasing to report that a year into the 18-month integration programme, the acquisition is delivering results that have exceeded initial expectations. The overall progress is tracking ahead of target and is EPS positive (pre-goodwill) six months ahead of the original target.
- The Group's stability and strength have been maintained during this period of significant challenge, as evidenced by the delivery in line with the Group's operating margin target.
- During the period, the Group also continued to progress its customer focus programme, which is intrinsically linked with overall improvement in the business processes. These efforts have contributed to the maintenance of high customer retention levels in key business lines.
- The execution of key strategies has steered the Group towards a path of profitable growth over the medium term. With its scale, the Group has potential to extract further sustained margin capacity by effectively utilising its underwriting processes and systems to support its focus on delivering consistent quality results from the insurance business.

The following points should be noted when reviewing this report:

- The profit on the sale of ClearView is not included in this period's result as the sale was completed in January 2004. The Group's expectation is that the profit on sale to be reported in 2H04 will be finalised in the range announced on 11 December 2003, ie. $42-45m (pre-tax $60-65m).
- Integration expenses of $25m ($45m in 2H03) have been included in the pre-tax result. They have been allocated between claims and underwriting expenses within the relevant business segments.
- With the acquisition of the CGU and NZI businesses on 2 January 2003, the Group added approximately $2.5bn in annual premium. This should be borne in mind when comparing 1H04 with 1H03.
- When the CGU and NZI businesses were acquired, the change in business mix to include nearly 50% distributed through intermediaries or under third party brands (previously less than 15%) generated an increase in commissions paid with an appropriately corresponding increase in premiums. In relative terms, there is a higher denominator with a lower loss ratio and higher expense ratio on the acquired business.

Financial results

- The Group generated a profit for shareholders of $302m for the half-year ended 31 December 2003 compared to the previous corresponding period profit of $62m. The return on equity for ordinary shares was the equivalent of 18.4% per annum.
- The key components of the 1H04 result were:
  - Sustained improvement in underwriting profit to $277m for the period, an increase of $149m on 2H03 reflecting both the growth in the business and underlying profitability;
  - The strength of the underwriting result produced an insurance margin of 11.8%, within the Group target range of 9 –12% for FY04;
  - At the Group level, the combined ratio (COR) of 90.5% was better than the target range 93 – 96% and was also an improvement on 95.5% in 2H03 and 96.0% in 1H03. The 1H04 result includes a 3.3% benefit from the increase in discount rates applied to claims reserves;
  - After two years of negative returns, the recovery in the global equity markets delivered a positive contribution to the Group's result. The total pre-tax return on shareholders' funds was $204m, compared with a loss of $129m in the previous corresponding period.
- The strength of the Group's result is a reflection of the realisation of the benefits from business improvement across the integrated Group and the benefits of diversification.

Overview of financial position

- As at 31 December 2003 the MCR multiple for the Group was 1.90x, which is substantially more than the Group's current requirements. It is also in line with the pro-forma multiple of 1.90x at 31 October 2003 announced at the time of the agreement to sell ClearView.
- The continued strong business performance and higher returns from the equity market since 30 June 2003 have been the predominant factors behind the strength of the Group's capital position, together with the sale of ClearView. The offsetting factors which affected the MCR multiple in November and December 2003 include:
  - Factoring in an increase in the Group's catastrophe retention effective 1 January 2004;
  - The continued strengthening of the Australian dollar, which reduced the value of the hedge on the Group's US dollar denominated sub-debt with consequent regulatory capital implications;
  - The business and investment results in the period; and
  - Payment of the $15m half yearly dividend on the reset preference shares.
- In line with the Group's capital management philosophy and taking into account changes in the Group's earnings profile since listing, the Group has:
  - Resolved to change its dividend policy, which has led to an increase in the interim dividend to 8.0 cents per ordinary share; and
  - Announced that it intends to undertake a buy-back in the order of $350m.

Progress of CGU & NZI integration

- The Group has completed 12 months of an 18-month integration programme for CGU and NZI, which were acquired in January 2003.
- Integration of these businesses has continued to run marginally ahead of schedule and, at 31 December 2003, annualised benefits totalling $117m had been "locked in". This compares with the target for this date of $111m announced in August 2003.
- The target of $160m of annualised benefits (including $20m in New Zealand) is expected to be fully achieved marginally ahead of the 30 June 2004 target.
- One off integration costs are running according to budget, with final costs expected to fall slightly below the $145m target previously announced.
- $42m has been delivered to the pre-tax profits as a result of the integration synergies since the programme's inception, including $33m in 1H04. Financial progress of the integration is reflected in the following table:

Synergy realisation schedule	2H03 Actual	1H04 Target	1H04 Actual	2H04 Estimated
All amounts are pre-tax	A$m	A$m	A$m	A$m
Cumulative run-rate per annum				
Personal lines	15	49	41	80
Commercial	14	20	27	27
IT, shared services & overheads	13	25	33	33
Australia sub-total	**42**	**94**	**101**	**140**
International - New Zealand	**12**	**17**	**16**	**20**
Total synergies in run-rate	**54**	**111**	**117**	**160**
Reported income statement				
Synergy benefits collected	9	38	33	76
Costs of implementation expensed	(45)	(40)	(25)	(25)
Net impact on profit for period	**(36)**	**(2)**	**8**	**51**

- During 1H04, the Group successfully integrated its Australian remuneration practices. Key steps in this process were:
  - The migration of all CGU group employees to the IAG/NRMA Superannuation Plan; and
  - The adoption of one Enterprise Agreement for the Australian business, replacing three separate agreements for NRMA Insurance, IMA and CGU.
- Due to strong underlying performance by the CGU and NZI businesses, together with integration benefits achieved ahead of target, this acquisition has been assessed as shareholder value accretive as at 31 December 2003. Achieving this earnings per share positive status within a year of acquisition is six months ahead of the initially announced target. This is measured on a pre-goodwill or cash earnings basis.

Outlook

A. Growth

- The Group's large market shares in Australia and New Zealand mean that the focus is on organic growth in these markets. Whilst they are mature markets, ongoing growth from a combination of policies in force and premium inflation (sums insured, rates, extension of coverage, etc.) is expected to run at about two times nominal GDP growth.

B. Operating margins

- In operating terms, the Group expects the integration of the acquisition of CGU and NZI to deliver an additional $43m of benefits to the Group's pre-tax profits during 2H04. On the other hand, there have already been a number of quite significant storms on the east coast of Australia and in New Zealand in January and February 2004. Over the next couple of years, there are also expectations that the commercial market will "soften", although the extent of this cannot be predicted, and the Group expects to gain further benefits from its ongoing efforts to improve the efficiency of its operations.
- In the context of all of these matters – and the variations that may arise in future – the Group continues to consider that it can generate an insurance margin of 9 – 12% throughout the cycle. There may be periods in which conditions align to deliver a margin above this range, but this is not regarded as sustainable for prolonged periods. The Group believes its positioning in terms of scale and diversity in its markets is such that an insurance margin below the range is quite unlikely.
- The Group's view of target combined ratios is affected by the interest rate environment which drives the returns on the fixed interest exposure of the technical reserves and can change the tolerable combined ratio in individual periods. However, the Group's business mix should enable the combined ratio to remain under 100%.

C. ROE

- An annualised return of 16.8% (pre-tax) on the Group's shareholders funds portfolios was above the normal expected level of return from the markets and a very significant turnaround from the negative return of 6.5% (pre-tax) for FY03. Market expectations – and those of the Group – are that positive returns of this order will not be sustained. If the returns from the shareholders funds are assumed to be 9.5% per annum, being more akin to a normal return based on equity market premiums and current market interest rates, the ROE would have been 14.4%.
- The Group continues to regard its sustainable range of return on ordinary equity as 13 – 15% over the cycle, measured after amortisation. The range is based on what is seen as a reasonable return for shareholders balanced with maintaining the provision of insurance at fair rates for customers. It is set in the context of the current mix of business, the Group's desire to maintain an 'AA' category rating and relativities with international peer organisations.
- The current Australian requirement to mark to market shareholders funds portfolios through the income statement results in volatility from period to period. It is for this reason that the Group discloses a normalised ROE. It also means that the reported ROE can exceed – as it has in 1H04 – the range and, indeed, fall below the range as it did in the last three years when equity market performance was significantly below long-term averages.

Half year results

Consolidated Financial Results	Half year ended Dec-02	Half year ended June-03	Half year ended Dec-03	*Variance from Jun-03*
	A$m	A$m	A$m	*A$m*
Gross written premium	1,886	3,264	3,142	*(121)*
Gross earned premium	1,868	3,017	3,116	*99*
Reinsurance expense	(69)	(180)	(204)	*(24)*
Net premium revenue	1,799	2,837	2,912	*75*
Net claims expense	(1,382)	(1,981)	(1,909)	*72*
Underwriting expense	(346)	(728)	(726)	*3*
Underwriting profit/(loss)	71	128	277	*150*
Investment income on technical reserves	219	153	67	*(86)*
Insurance profit	290	281	344	*63*
Financial services	2	1	15	*17*
Net corporate expenses	(14)	(25)	(14)	*11*
Amortisation	(27)	(54)	(54)	-
Interest	(12)	(35)	(29)	
Profit/(loss) from fee based businesses	2	8	20	*9*
Investment income/(loss) on shareholders' funds	(129)	9	204	*195*
Investment income/(loss) on external funds	12	8	8	*(0)*
NSW Insurance Protection Tax	(9)	(11)	(10)	*1*
Profit before income tax	115	182	484	*302*
Income tax (expense)/benefit	(18)	(62)	(136)	*(74)*
Profit after income tax	97	120	348	*228*
Outside equity interests	(35)	(29)	(46)	*(17)*
Profit/(loss) attributable to all shareholders	62	91	302	*212*
Dividends paid to reset preference shares	(11)	(10)	(14)	*(5)*
Profit/(loss) attributable to ordinary shareholders	51	81	288	*206*

Financial Results/Ratios	Half year ended Dec-02	Half year ended Jun-03	Half year ended Dec-03
GWP (A$m)	$1,886	$3,264	$3,142
Profit attributable to shareholders (A$m)	$62	$91	$302
ROE % (Average Equity) to ordinary shareholders pa	4.0%	5.4%	18.4%
Net cash flow from operations (A$m)	$293	$532	$694
Basic EPS (cents)	3.64	5.01	17.07
Diluted EPS (cents)	3.62	4.99	17.01
DPS (cents)	4.50	7.00	8.0
Group insurance ratios			
Loss ratio	76.8%	69.8%	65.6%
Expense ratio	19.2%	25.7%	24.9%
Administration expense	17.7%	19.0%	18.0%
Commissions ratio	1.5%	6.7%	6.9%
Combined ratio	96.0%	95.5%	90.5%
Insurance margin (before tax)	16.1%	9.9%	11.8%
Probability of sufficiency of general insurance claims reserves	>90%	>90%	>90%
MCR multiple - Australian licensed entities	-	2.03x	2.21x
MCR multiple - Group	2.29x	1.62x	1.90x

A. Key elements of results

- The Group has delivered a net profit after tax of $302m, substantially more than the 2H03 result of $91m. This outcome has been driven by the combination of a number of factors:
  - Strong general insurance margins reflecting both the current environment for the Group's major portfolios and the Group's positioning;
  - Continued good results from the CGU and NZI acquired businesses, including the effect of more appropriate premium rates for risks assumed, particularly in commercial liability classes; and
  - Recovery in equity markets since 30 June 2003.
- The gross written premium (GWP) of $3.1bn is two-thirds higher than the 1H03 total, primarily due to the inclusion of the CGU and NZI businesses since their acquisition in January 2003.
- The 1H03 and 2H03 GWP included $79m and $93m, respectively, of health insurance premium. This business was sold in July 2003.
- When compared with 2H03, which includes CGU and NZI, the GWP remained unchanged for the period. Other than the loss of the health business, the other key point is the seasonal effect of commercial business in the CGU and NZI operations where most renewals occur in the second half of the financial year and therefore those portfolios characteristically have higher GWP in that period.
- Gross earned premium grew marginally to $3.1bn from $3.0bn relative to 2H03. This growth is affected by the loss of the health premium following the sale of that business.
- Reinsurance expense, relative to gross earned premium, grew by a tenth to 6.6% from the 6% experienced in 2H03. This level of reinsurance expense is in line with expectations. It is not comparable with 1H03 due to the different reinsurance profile for the acquired commercial businesses.
- The underwriting result of $277m is more than double the 2H03 underwriting result of $128m, and more than three times 1H03 result of $71m. Excluding the benefit of $96m in discount rate adjustments in 1H04, the underwriting result of $181m, is still a 41% increase on 2H03. The 1H04 result also includes $105m in respect of large storms in Sydney (August), Queensland (October) and Melbourne (December).
- The delivery of underwriting profits for six consecutive halves is confirmation that the Group is being successful in its ongoing efforts to improve the scale, diversity and fundamentals of its general insurance operations.
- The domestic short-tail operations comprised 70% (approx.) of the Group's business over the period and delivered a COR of 93.4%, a further improvement from 94.5% in 2H03. This is in line with the FY04 target of 92 – 94%. The structural improvement in the portfolio over the past few years is continuing to support the consistent growth in margins. The combination of the rollout of further improvements in rating and claims management, and a reduction in the incidence of theft loss in the motor portfolio contributed to producing the short-tail insurance margin of 8.6%, after integration costs.

- The long-tail portfolio continues to experience stable trends in the major personal injury portfolios and has achieved rates for the commercial liability business that more appropriately reflect the risks assumed. These combined to produce a solid underwriting result with a COR of 73.6% and an insurance margin of 29.6%. The COR is 17.0% lower than would have been the case if discount rates applicable to the claims reserves had not risen during 1H04. Removing the effect of changes in discount rates, the immunised combined ratio of 90.6% compares with an FY04 target of 100 – 105%. This benefit from increased discount rates is essentially offset by capital losses on fixed interest securities of $98m.
- Due to seasonality in the New Zealand business and the storm losses of $25m retained in the Captive, the international segment fell short of delivering COR within the FY04 target range 91 – 93%.
- Whilst the improvement in the Group insurance margin to 11.8% (2H03: 9.9%) was mainly due to a strong performance by the underlying businesses, it also benefited from the progress of integration entering a phase of synergy realisation.
- Consistent with 2H03, the $25m of integration costs have been allocated to the underwriting result (2H03: $45m). These costs were allocated between claims and underwriting expenses. These expenses were offset by realised synergy benefits of $33m (2H03: $9m).
- The recovery of equity markets during the period provided a substantial boost to the Group's earnings with shareholders' funds delivering the highest half-year returns since listing. The 1H04 shareholders' fund return was $204m compared to $9m in 2H03.
- As returns from wealth management businesses are closely aligned with the equity market performance, the recovery in equity markets was the main factor influencing the financial services profit of $15m pre-tax compared with negligible profit over the past two years, during which the business bore the impact of poor equity markets and investment in relaunching the business in February 2002. This business was sold effective 21 January 2004.
- Despite the growth of the business, Group corporate expenses for 1H04 remain unchanged since 1H03 and represent a reduction of almost 50% relative to 2H03. The 2H03 expenses included some expenses relating to the CGU and NZI acquisition.
- The increase in amortisation and interest expense since 1H03 is a function of the CGU/NZI acquisition.
- The tax expense of $136m includes a $22m non-recurring benefit arising on the adoption of tax consolidation. This reduced the effective tax rate by 4.5% to 28.1%. On cash earnings, that is, before charges for amortisation of $54m, the effective tax rate is 25.3% – or 29.4% excluding the non-recurring benefit on adoption of tax consolidation.

Group insurance ratios


Expense ratio
(and commission ratio for 1H03 to1H04)
21.1%
19.7%
20.1%
19.2%
17.7%
19.0%
6.7%
18.0%
6.9%
1H01
2H01
1H02
2H02
1H03
2H03
1H04


Loss ratio
80.9%
80.1%
77.5%
74.3%
78.8%
69.8%
65.6%
1H01
2H01
1H02
2H02
1H03
2H03
1H04


Combined ratio
102.0%
99.8%
97.6%
93.5%
96.0%
95.5%
90.5%
1H01
2H01
1H02
2H02
1H03
2H03
1H04


Insurance margin (before tax)
Target 9-12%
7.8%
7.3%
8.0%
9.4%
16.1%
9.9%
11.8%
1H01
2H01
1H02
2H02
1H03
2H03
1H04

** Commission ratio negligible in prior periods.*

- These graphs demonstrate the continued improvement in the Group's expense and loss ratio. This is largely attributable to:
  - A combination of improved scale and diversification of the business, which enables the Group result to remain relatively stable in spite of inevitable fluctuations in individual portfolios or regions; and
  - Ongoing focus on improving the quality and efficiency of risks assumed and operations.
- However, the impact of changes in the discount rates applicable to claims reserves must also be considered. For example, in recent periods the impact of changes in the discount rates have had the following impact on the Group loss and combined ratios:
  - 1H04: Reduction of 3.3%
  - 2H03: Increase of 0.1%
  - 1H03: Increase of 4.4%
  - 2H02: Reduction of 0.6%
  - 1H02: Increase of 1.7%.
- The impact of changes in discount rates is largely negated in the insurance margin by the offsetting mark to market adjustment of the interest bearing securities held to back technical reserves. In 1H04 and 1H03 there were movements of close to 1% in the relevant interest rates within six-month periods. The net impact on insurance margins was a decrease of 0.1% in 1H04 and an increase of 0.7% in 1H03.
- The Group's insurance margin is the clearest measure of improvement in the Group's operations over time.

- A year into the CGU/NZI integration, the synergy benefits are beginning to show through to the Group's underwriting result by way of lower loss and expense ratios (excluding commission).
- The integration expenses for 1H04 were $25m, of which $9m was allocated to claims expenses and the remaining $16m to underwriting expenses. The integration expenses of $45m in 2H03 were similarly incurred, with $15m in claims expense and $30m in underwriting expenses. The impact on the combined ratio for 1H04 was 0.9% compared with 1.6% in 2H03.
- Since the acquisition of the predominately indirectly distributed general insurance businesses of CGU and NZI, the commission ratio has become a larger component of the combined ratio.
- The consistent reduction in the administration ratio reflects the Group's ongoing commitment to operating efficiently, including greater automation of underwriting processes over the past few years.
- The lower expense ratio during 1H04 is also a testament of the ability of the Group to generate significant expense efficiencies from the CGU and NZI businesses and from the additional scale they provided to the Group's operations.
- The Group's increased scale positions it well to extract further benefits from the business through its commitment to maintain its efficient cost structure and continuous improvement in its claims management processes.
- The administration ratio would fall by 1.9% to 16.1%, which is in the range of world's best practice, if the fire brigades charges expense of $55m for 1H04 was excluded from premium and expenses.
- The Group's ongoing commitment to improve the efficiency of its operations, together with the scale and diversity of its Australian and New Zealand businesses, provides a solid platform for ongoing delivery of results at these levels.

Analysis of group results

A. PREMIUM GROWTH AND DIVERSIFICATION



Gross Written Premium by business A$bn
Premium outside of NSW/ACT
12%
20%
21%
34%
40%
42%
51%
56%
$1.7bn
$1.8bn
$2.2bn
$2.6bn
$3.1bn
$3.6bn
$5.2bn
$6.3bn
FY97
FY98
FY99
FY00
FY01
FY02
FY03
1H04 Annualised
Motor
Home
Short-tail Commercial
Workers' Comp
CTP/Motor liability
Health
Liability
Other Short-tail

Notes:

1. *Includes GWP of all businesses except Inwards Reinsurance, which is in run-off.*
2. *The health insurance business was sold in July 2003.*
3. *Other short-tail primarily consists of other accident, extended warranty and consumer credit businesses.*

- The acquisition of CGU and NZI has been the major accelerator in the Group annual premium revenue growing from under $4bn to in excess of $6bn during the past calendar year.
- More importantly, the consolidated Group has sustained high retention levels and increases in business volumes. Policies/risks in force grew by 1.8% during 1H04. This is a reflection of the focused efforts over the past year to continue organic growth while integrating the acquired businesses.
- The Group's major presence in the general insurance market segments of personal lines, commercial lines and personal injury classes means its performance is consequently influenced by the conditions in each of these three areas. The Group's view of the current position and expectations for each of these are as follows:
  - Personal lines (c 55% of premium): A decade of consolidation, privatisations and improved focus on appropriate risk management for products, which are largely directly distributed, has delivered a stable market. This is expected to continue with competitive efforts focused on service. Premium rates are expected to be driven by claims inflation.

- Commercial lines (c30% of premium): The global capacity for insurance and reinsurance will continue to influence the Australian and New Zealand commercial markets. However, the impact reduces broadly in line with the scale of the insured's operations (related to access to international sourcing of insurance cover by larger operations). Due to the Group's weighting towards medium and small commercial operations, the cyclical impacts are modified somewhat. In the last few years, due to global factors and local factors (eg. removal of capacity and insufficient pricing practices of HIH), commercial premiums have experienced significant hardening. The Group's expectation is that rate increases will return to be closer to the level of inflation, subject to no major changes in claims experience.

- Personal injury (c 15% of premium): There has been significant tort reform and reform of statutory schemes in recent years following unsustainable increases in claims experience. While there remain some inconsistencies between State and Scheme legislation, there are encouraging signs of harmonisation. In the largest scheme in which the Group participates (NSW compulsory third party motor liability), where significant scheme reform was implemented in October 1999, the benchmark premium (the Sydney best Metro rate) has risen by $6.55 to $336.60, including GST, as at February 2004. This 2% decrease compares with an increase in the CPI of over 15% in the same period.

  This line of business tends to operate on long cycles with periods of stability followed by some deterioration until legislative action is taken to rebalance the scheme. Currently the Group's significant exposures are to schemes which are operating quite stably.

- The Group is continuing to pursue opportunities for organic growth in Australia and New Zealand. To this end, the Group has focused on instituting various system and process initiatives already developed in the personal lines business to deliver the same improvements in the commercial business, and to thus under-pin ongoing earnings growth.

- A year into ownership of CGU and NZI there has been no notable loss of business apart from the joint venture underwriting agency with Zurich, Associated Marine, which does not have a material impact on the Group. During 2003 Zurich exercised its right under the joint venture agreement to purchase the Group's 50% interest in the business under a change of ownership clause invoked following the Group's acquisition of CGU. Until termination of the joint venture on 31 December 2003, CGU and Zurich each referred relevant commercial marine business from their Australian clients to the joint venture, which generated annual premium in the order of $65m for the Group. The business was co-insured 50:50 by the joint venturers. As part of transition, the Group retains its interest in the business in force at 31 December 2003 and a 25% quota share on the Associated Marine business for two years from 1 January 2004. With the cessation of the joint venture, the Group has started its own commercial marine insurance underwriting operation in Australia. Consequently, no significant change is anticipated in marine insurance's contribution to the Group in the medium term.

B. RESULTS BY BUSINESS AREA


Insurance Australia Group
General Insurance
Financial Services
Corporate & Investments
Australia
International
Investments
Corporate Costs
Long-Tail
Short-Tail
New Zealand
Captive IAG Re

Insurance Australia Group Limited	Short-tail	Long-tail	Financial Services	International	Corp & Inv't	1H04	1H03
	A$m	A$m	A$m	A$m	A$m	A$m	A$m
Gross written premium	**2,084**	**604**	**-**	**(454)**		**3,142**	**1,886**
Gross earned premium	2,067	599	-	450		3,116	1,868
Reinsurance	(160)	(34)	-	(10)		(204)	(69)
Net premium revenue	**1,907**	**565**	**-**	**440**	**-**	**2,912**	**1,799**
Net claims expense	(1,276)	(318)	-	(315)		(1,909)	(1,382)
Underwriting expense	(505)	(98)	-	(123)	-	(726)	(346)
Underwriting profit/(loss)	**126**	**149**	**-**	**2**	**-**	**277**	**71**
Investment income on technical reserves	38	18		11		67	219
Insurance profit	**164**	**167**	**-**	**13**	**-**	**344**	**290**
Financial services			15			15	2
Net corporate expenses					(14)	(14)	(14)
Amortisation					(54)	(54)	(27)
Interest					(29)	(29)	(12)
Profit from fee based businesses	3	17			-	20	2
Investment income/(loss) on internal funds					204	204	(129)
Investment income/(loss) on external funds					8	8	12
NSW Insurance Protection Tax 1					(10)	(10)	(9)
Profit before income tax	**167**	**184**	**15**	**13**	**105**	**484**	**115**
Income tax (expense)/benefit						(136)	(18)
Profit after income tax						**348**	**97**
OEI: External funds						(8)	(12)
OEI: Insurance Manufacturers of Australia						(38)	(22)
Profit/(loss) attributable to shareholders						**302**	**62**
Dividends on reset preference shares						(14)	(11)
Profit/(loss) attributable to ordinary shareholders						**288**	**51**
Basic earnings per share (cents)						**17.07**	**3.64**
Diluted earnings per share (cents)						**17.01**	**3.62**

Domestic short-tail analysis

Domestic short-tail	Half year ended Dec-02	Half year ended June-03	Half year ended Dec-03	*Variance from Jun-03*
	A$m	A$m	A$m	*A$m*
Gross written premium	**1,252**	**2,163**	**2,084**	***(79)***
Gross earned premium	**1,216**	**2,006**	**2,067**	***61***
Reinsurance expense	(53)	(138)	(160)	*(22)*
Net premium revenue	**1,163**	**1,868**	**1,907**	***39***
Net claims expense	(834)	(1,248)	(1,276)	*(29)*
Underwriting expense	(240)	(517)	(505)	*12*
Underwriting profit	**89**	**103**	**126**	***23***
Investment income on technical reserves	46	42	38	*(4)*
Insurance profit	**135**	**145**	**164**	***18***
Profit from fee based businesses	-	-	3	*3*
Total short-tail result	**135**	**145**	**167**	***21***
Insurance ratios				
Loss ratio	71.7%	66.8%	66.9%	*0.1%*
Expense ratio	20.6%	27.7%	26.5%	*(1.2%)*
Administration ratio	*20.0%*	*21.4%*	*19.6%*	*(1.8%)*
Commission ratio	*0.6%*	*6.3%*	*6.9%*	*0.6%*
Combined ratio	92.3%	94.5%	93.4%	*(1.1%)*
Insurance margin (before tax)	11.6%	7.8%	8.6%	*0.8%*


Expense ratio
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
21.8%
19.9%
21.1%
21.5%
20.0%
0.6%
21.4%
6.3%
19.6%
6.9%
1H01
2H01
1H02
2H02
1H03
2H03
1H04


Loss ratio
82.5%
80.0%
77.5%
75.0%
72.5%
70.0%
67.5%
65.0%
62.5%
60.0%
57.5%
55.0%
52.5%
50.0%
76.5%
78.7%
76.9%
71.3%
71.7%
66.8%
66.9%
1H01
2H01
1H02
2H02
1H03
2H03
1H04


Combined ratio
110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
98.3%
98.6%
98.0%
92.8%
92.3%
94.5%
93.4%
1H01
2H01
1H02
2H02
1H03
2H03
1H04


Insurance margin (pre-tax)
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
4.9%
3.8%
4.0%
8.4%
11.6%
7.8%
8.6%
1H01
2H01
1H02
2H02
1H03
2H03
1H04

A. OPERATING RESULTS

- The Group's domestic short-tail portfolio insurance margin for 1H04 of 8.6% and its constituent elements are within the Group's targeted range for FY04, in particular a COR range of 92 – 94%.
- Relative to 2H03, gross written premium reduced by $79m in 1H04. This is wholly accounted for by the sale of the health business in July 2003 – it contributed $93m to the 2H03 GWP. The seasonality of commercial premium, whereby the written premium is weighted to the second half of the financial year, and the fact that the main commercial business (CGU) was not purchased until January 2003, make comparisons difficult. The Group continues to experience high retention rates and policies/risks in force grew by 2.8% during 1H04.
- Gross earned premium has also been affected by the sale of the health business. If this business is excluded from the 2H03 earned premium, underlying growth of about 8% would have been reported.
- The Group's increased scale and diversity has enabled the domestic short-tail portfolio to bear integration expenses of $20m and major storm costs of $80m and still deliver a combined ratio of 93.4%. The continued strong performance of the CGU-led commercial portfolio and dry weather in other months and regions were off-setting favourable contributors.
- The combined ratio has now been in the range of 92 – 94% for four consecutive financial half-years. This relatively narrow operating range – which shows a step change down from prior periods – reflects both the Group's increased scale and diversity and the Group's continued focus on underwriting and expense management.
- The Group's administration expense ratio continued to improve to 19.6%, relative to 20.0% for 1H03. The 1H04 ratio includes 0.7% in respect of the $14m of integration costs expensed in this category (1.4% in 2H03).
- If the expense for fire brigades charges was excluded from both premium and administration expenses, the administration ratio would be 16.6%. The Group had a net release of fire brigade expense in the period following a significant restatement of costs notified by the NSW authorities in December 2003. This reduced the expense ratio by approximately 1%.
- The insurance margin in 1H03 reflected a higher yield on technical reserves than was experienced during either 2H03 or 1H04.

B. PREMIUMS

- The Group is committed to ensuring that its customers share in the benefits of improvements in the cost efficiency of its operations. This should mean that premiums do not need to rise as fast as the market trends in the input costs.
- The capacity of efficiencies and other claims savings to provide more affordable premiums can be demonstrated in the following chart which shows the trend in the cost of NSW motor car premiums for the Group's direct business relative to average weekly earnings. The NSW motor car insurance annual premium has become 4% cheaper than two years ago, relative to average weekly earnings.

Affordability of NRMA Car Insurance (NSW)


Annual Average Premium/Average Weekly Earnings (AWE)
75%
70%
65%
60%
55%
50%
Average 62%
Dec-98
Feb-99
Apr-99
Jun-99
Aug-99
Oct-99
Dec-99
Feb-00
Apr-00
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Aug-03
Oct-03
Full time adult ordinary time earnings - Gross pay before tax and overtime.
Only full-time adult employee jobs.
Annual Average Premium/AWE

Note: On Average, 62% of the Average Weekly Earnings covers a 12 months Insurance Policy

- Average premiums in the Group's largest personal lines portfolios, ie. the NSW and Victoria business branded NRMA Insurance and RACV, rose by less than 2% for motor and 3.5% for home relative to December 2002. The movement in home premiums includes the effect of a growing proportion of customers choosing to include optional extra covers in their policies, as well as the ongoing impact of the increasing building and contents values.
- While the commercial portfolio increased its GWP relative to the prior comparative period (prior to acquisition of CGU by the Group), the portfolio is starting to experience a flattening in premium rates for commercial property. Pricing remains in line with the Group's statistical risk rating.

C. OPERATIONAL IMPROVEMENTS, INCLUDING CLAIMS

- The fundamentals of supply chain management and automation of processes underlying the Preferred Supplier Schemes have led to the development of a number of initiatives such as the 'Preferred Accident Towing Programme', 'Home Procurement Model' and 'National Salvage Model'. Whilst these models and programmes improve efficiencies and reduce costs, as importantly, the Group has scaleable procurement arrangements in place which deliver quality service to customers even in times of major catastrophe.
- These systems allow the Group to manage every step of the claims process from the perspective of cost management and customer service, which are important elements of ensuring profitable and sustainable underwriting operations.
- These processes have also delivered greater customer satisfaction in the form of faster claims processing and payments. Results from the latest external survey conducted by Woolcott Research shows that the Group continues to maintain high customer satisfaction rates of over 85% for claims on both motor and home insurance sold directly.

- Work undertaken during 1H04 included the integration of claims management for the majority of personal lines products, regardless of distribution channel. This migration was the major component of the $6m of integration expenses included in total claims expense for the period. The centralisation of claims management facilitated efficiencies in administration and enables the CGU claims to leverage the benefits of the Group's procurement arrangements, including Preferred Smash Repairer ('PSR') and Online Repair Management ('ORM') for motor claims. Benefits from these changes to the CGU claims – which also includes access to 24 x 7 claims lodgement for majority of lines of business – will emerge during 2H04.
- Current statistics on the use of these models in the personal lines business are as follows:
  - National roll-out of the PSR programmes was fully implemented as at December 2003;
  - In NSW, the Group's largest market, over 75% of motor repair work was allocated to PSRs. In Victoria, over 60% repair work was allocated to PSRs and other states averaged around 80%;
  - The adoption of the automated process for claims management via the Group's ORM system has led to 94% of all NSW motor assessments being completed on-line. Also, the ORM auto-payment function continues to be a success with 95% of PSR payments being automatically validated and paid, enabling earlier repairer payments. In Victoria more than 200 repairers are operating on ORM, with greater than 45% of all work completed through this system; and
  - The Repair Management Centres – a model used in the States where the Group's penetration of the motor market is lower – were handling over 90% of the relevant claims for Queensland and South Australia by December 2003. The penetration in Western Australia was under 50% but expected to rise significantly following the opening of the last scheduled site in January 2004.
- An incorporated association of smash repairers, the Australian Automotive Repairers Association ('AARA'), has taken legal action against the Group claiming that the Group's PSR model constitutes "third line forcing", which is prohibited under the Trade Practices Act. The Group denies this claim on a number of grounds and considers that, in the unlikely event of success by AARA in its action, the Group would still be able to sustain the model. In this context, it should be noted that the Australian Competition and Consumer Commission, which regulates the Trade Practices Act, has previously reviewed the model and not found any breach of the legislation.
- The Group also continues to work to generate efficiencies through the use of e-business solutions in its commercial business. Premium passed through these systems grew 24% relative to a year ago and now comprises 20% of the total.
- The intermediated area of the business experienced considerable change during 1H04 including:
  - System changes to align the underwriting, pricing and risk acceptance approach between the ex-CGU and ex-IAG business;
  - Substantial progress in conversion of all intermediary sourced IAG SME commercial business to CGU products and systems; and
  - Completion of training and documentation for the Financial Services Reform changes prior to the March 2004 deadline.

- The Group continues to expand its product offering by developing new products including:
  - Marine insurance products following the cessation of the joint venture with Associated Marine; and
  - The expected launch of homeowners warranty insurance in NSW, Victoria and the ACT in 2H04.

C. SPOTLIGHT ON MOTOR VEHICLE THEFT

- The ongoing improvements in car security design and application of security intelligence and policing has seen a noticeable decline in the rate of theft of vehicles. Theft is the second most expensive element of car claims after collision repair costs.
- Over the period, lower theft rates were a contributing factor to the strong short tail result. According to industry data (Source: National Motor Vehicle Theft Reduction Council Annual Report 2003), Australia recorded a drop of 19% in theft numbers in 2003, compared with a drop of 11% in the prior year. All States and Territories, with the exclusion of ACT (up 4%) saw a significant drop in theft rates during 2003. NSW and Victoria saw the strongest reduction, at 24%.
- At the industry level, the National Motor Vehicle Theft Reduction Council is the key body charged with developing and implementing initiatives to drive down thefts. IAG has also taken a proactive stance to devise its own theft reduction strategy to maintain this downward trend in theft rates.
- The combined effect of these improvements has been a reduction in the allowance for theft frequency in the Group's premium rating models for the relevant vehicle types and areas.

D. MARKET SHARES & CUSTOMERS

- The Group's market share of personal lines business has remained quite static overall during the period, based on the latest available data from Roy Morgan Research. There are variations by State and product but the overall results are heavily weighted by the large size of the NSW and Victorian populations and portfolios. The most obvious growth in market shares have been in Queensland (motor and home) and South Australia and Western Australia (home).
- During the period, the customer service indicators show that the Group has been effective in reducing customer complaint levels and maintaining high customer satisfaction rates. Customer satisfaction is measured on key attributes, including price, convenience, clarity, recognition and value for money.
- The trends in complaint levels continue to decline, with complaints as a percentage of risk in-force running at 0.05% per annum of personal lines policies in force for the calendar year to 31 December 2003.
- As affirmation of the indirect business progress from the customer prospective, the JP Morgan Broker Survey 2003 released in early December, ranked CGU as the leading underwriter overall (based on votes by class), by both the top-20 broker group and the middle market broker group. In the survey, brokers were asked to nominate the underwriter they considered the best in each of the major classes of business.

E. FEE BASED BUSINESS - PREMIUM FUNDING

- The profit for premium funding was $3m compared to a breakeven result in 2H03 due to improved funding terms.
- The volume of loans funded and number of loans increased by 11.8% relative to 2H03.

Domestic long-tail analysis

Domestic long-tail	Half year ended Dec-02	Half year ended June-03	Half year ended Dec-03	*Variance from Jun-03*
	A$m	A$m	A$m	*A$m*
Gross written premium	**410**	**639**	**604**	***(35)***
Gross earned premium	**439**	**580**	**599**	***18***
Reinsurance expense	(16)	(21)	(34)	*(13)*
Net premium revenue	**423**	**559**	**565**	***5***
Net claims expense	(397)	(461)	(318)	*143*
Underwriting expense	(48)	(98)	(98)	*(0)*
Underwriting profit	**(22)**	**-**	**149**	***149***
Investment income on technical reserves	169	100	18	*(82)*
Insurance profit	**147**	**100**	**167**	***68***
Profit from fee based businesses	3	2	17	*15*
Total long-tail result	**150**	**102**	**184**	***82***
Insurance ratios				
Loss ratio	93.9%	82.5%	56.2%	*(26.3%)*
Expense ratio	11.3%	17.5%	17.4%	*(0.1%)*
Administration expense ratio	10.2%	12.3%	12.6%	*0.3%*
Commission ratio	1.1%	5.2%	4.8%	*(0.4%)*
Combined ratio	105.2%	100.0%	73.6%	*(26.3%)*
Insurance margin (before tax)	34.8%	17.8%	29.6%	*11.8%*



Expense ratio
20.0%
15.0%
10.0%
5.0%
0.0%
15.6%
11.1%
14.6%
9.6%
10.2%
1.1%
12.3%
5.2%
12.6%
4.8%
1H01
2H01
1H02
2H02
1H03
2H03
1H04



Loss ratio
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
45.0%
40.0%
85.9%
78.6%
82.5%
84.5%
93.9%
82.5%
56.2%
1H01
2H01
1H02
2H02
1H03
2H03
1H04



Combined ratio
125.0%
120.0%
115.0%
110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
101.5%
89.7%
97.1%
94.1%
105.2%
100.0%
73.6%
1H01
2H01
1H02
2H02
1H03
2H03
1H04



Insurance margin (before tax)
40.0%
30.0%
20.0%
10.0%
0.0%
29.3%
32.5%
20.7%
12.7%
34.8%
17.8%
29.6%
1H01
2H01
1H02
2H02
1H03
2H03
1H04

A. OPERATING RESULTS

- The long-tail portfolio comprises less than 20% of the Group's business and is split approximately 70:30 between personal injury and commercial business.
- The strong long-tail result is reflective of the positive contribution made by both segments of the portfolio. These were driven by stability of the key personal injury schemes and profitable results from the commercial business. Profitability has been reached as premiums are now more closely matched to the exposures being assumed following a number of years of premium inadequacy.
- The marginal reduction in GWP over the period again reflects the seasonality of renewals of commercial business and workers' compensation, which primarily occur in the second half of the financial year.
- The combined ratio includes the effect of a reduced net claims expense from a discount adjustment of $96m, which improved the loss ratio by 17.0%. Therefore, the combined ratio excluding this impact would be 90.6%.
- Similarly the reported loss ratio of 56.2% would be 73.2%, immunised for the effect of the change in discount rates.
- Aside from the distortion caused by the change in discount rates, the Group's performance is ahead of the FY04 target. This is largely due to increased confidence about the effectiveness of tort and scheme reforms implemented in recent years. The Group has a conservative provisioning policy which effectively means that, in long-tail classes, the Group includes allowances in its claims reserves for the adverse claims development beyond that which the claims reported models record. If this adverse development does not eventuate, these allowances can be reversed to profit. This is done with the intention of ensuring there is a very high degree of probability that sufficient funds are set aside for future claims settlements. In 1H04, the net experience was less adverse than the allowances originally made.
- During 1H04, the actuarial models were adjusted to recognise a downward trend in injury frequency in NSW CTP. This was the most significant change in claims assumptions in the long-tail portfolio during the period. It also influenced the price reduction announced in late January 2004.
- The increase in the expense ratio since 1H03 is due to a larger expense ratio, including commissions, incurred in distributing via intermediaries. There has been little change in the expense ratio in 1H04 relative to 2H03 as both six-month periods include the CGU business.
- Whilst the insurance margin of 29.6% for the period includes the positive impact of $96m adjustment for discount rates at the underwriting result level, this was offset by a corresponding adverse impact of $98m on investment income on technical reserves reflecting the fall in bond valuations from increasing interest rates.
- Profit from fee based businesses increased to $17m from $3m and $2m in 1H03 and 2H03, respectively. This reflects:
    - The increase in the scale of operations since CGU was acquired;
    - The fact that the 2H03 profits were reduced by provisions required on cessation of the management contract for the South Australian CTP management contract; and
    - Incentive fees received for FY03, which are usually notified in the following financial year.

B. PERSONAL INJURY

B.1.1 Personal Injury - Compulsory Third Party

CTP market participation


Risk state (Privately underwritten)
Non-risk state (Government underwritten)
Market Share
1.6 %
Market Share
Market Share in ACT
100%

B.1 CTP market shares


CTP - NSW Market share
39.1%
38.7%
38.9%
39.3%
39.5%
39.1%
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03


CTP - QLD Market share
0.7%
0.8%
1.1%
1.3%
1.4%
1.6%
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03

Sources: ***NSW CTP market share: Motor Accident Authority (MAA)***
QLD CTP market share: Motor Accident Insurance Commission (MAIC)

Notes:
1. ***QLD market share for June 2003 has been restated from 1.6% to 1.4% to correct an inconsistency in the basis of determination.***
2. ***Market shares are based on 12 month rolling averages.***

B.1.1.1 CTP – New South Wales

- The Group has retained its market leading position in NSW with its market share remaining relatively stable at 39.1% compared with 39.5% in June 2003 and 39.3% in December 2002. The Group remains satisfied with the risk profile of the portfolio, due to preferred risk groups being successfully targeted.
- Penetration into the Group's NSW motor portfolio remains high. The penetration into the motor portfolio at December 2003 was 78.2%, up from 76.9% at December 2002.
- As a result of the October 1999 reforms, claims costs within the NSW Motor Accidents Scheme remain lower than originally anticipated. Reported claim frequencies for the scheme have been trending downwards since the introduction of the reforms. Settlement costs are also falling as a lower proportion of claimants are accessing non-economic loss benefits and legal costs have reduced significantly. Claim finalisation rates continue to accelerate across accident years, particularly for smaller claims. The conversion rate of Accident Notification Forms ('ANFs') to claims has been stable.
- The success of the NSW CTP scheme is highlighted by the following graph, showing that average weekly earnings and CPI growth have exceeded changes in the average CTP premium rates, which have actually decreased since 1999 (net of GST).



Average CTP Premiums Vs Average weekly earnings & CPI
% Change
10.0%
5.0%
0.0%
(5.0%)
(10.0%)
(15.0%)
(20.0%)
(25.0%)
5.7%
4.2%
1.1%
(22.6%)
5.2%
3.2%
(3.0%)
4.6%
6.0%
1.2%
2.6%
2.8%
(1.8%)
6.2%
2.7%
1999
2000
2001
2002
2003
% Change in Average Premium
% Change in Average weekly earnings
% change in CPI

- Some key statistics that illustrate the Group's effective management of its portion of the scheme include:
  - The Company has finalised 54% of claims under the Motor Accidents Compensation Act, compared with an industry average of 52%;
  - The Group's average incurred cost per claim was 6% lower than industry average, compared with 4% lower than industry average achieved at June 2003; and
  - The average payments on finalised claims were also 23% lower than the scheme average. Finalisation rates for claims lodged under the 1988 Act are also higher for the Group at 98.8%, when compared with the scheme average of 97.6% with the average incurred cost for claims lodged under the 1988 Act 1.5% lower for the Group than the industry average.

- The outcomes from the medical assessment and dispute resolution systems established for the scheme are being tested to evaluate their effectiveness. The early signs are encouraging and suggest that these systems are functioning effectively.
- The leveraging of Swann Insurance's relationships within the motor dealer industry has led to the finalisation of agreements with a number of dealerships to sell NRMA Insurance CTP policies. The Group has also entered into an agreement with Toyota Financial Services, which now offers NRMA Insurance CTP policies to its car finance customers. The motor dealer segment is an area in which NRMA Insurance has not traditionally participated and represents a growth opportunity.

B.1.1.2 CTP – Australian Capital Territory

- The Group continues to be the sole provider of CTP in the ACT. The scheme is currently performing well as a result of lower notifications and a general reduction in the number of large claims incurred. Claims estimates have also been developing favourably.
- Civil Liability Reform legislation was introduced in the ACT during the last year. The changes were introduced to produce claims cost savings for the ACT personal injury schemes, including CTP, and thereby either reverse or curtail premium increases. The regulations underpinning this legislation have yet to be released, making it difficult to assess its potential impact on scheme costs and premiums.

B.1.1.3 CTP - Queensland

- The market share in Queensland, as measured by premium on a rolling 12 month basis, has risen to 1.61% for the year to December 2003 (source: Motor Accident Insurance Commission), up from 1.27% in December 2002 and 0.78% in December 2001. The increase in market share has been achieved without adversely affecting the risk profile of the portfolio as marketing efforts have been focused on more profitable segments, eg rural areas.
- The recent Civil Liability Reforms, designed to effect claims cost reductions – and consequently premium reductions in real terms – within the Queensland Personal Injury schemes, including CTP, are being monitored closely to measure their effectiveness. The main impact upon CTP will be the introduction of the Injury Scale Value, in association with the Australian Medical Association No. 5 guidelines. It is anticipated that these two tools will ensure more objectivity in impairment assessment and provide greater certainty in determining the level of damages payable for injuries. It will take some time before there is sufficient experience to quantify the scheme savings as a result of these reforms. Insurers are adopting a cautious approach to these reforms and insurers continue to file at the MAIC ceiling (ie. premium rates at the maximum permitted by the regulator).

B.2 Personal Injury - Workers' Compensation

Workers' compensation market participation



Risk state (Privately underwritten)
Non-risk state (Government underwritten)
Market Share 30%
Market Share 25%
Market Share in ACT 18%
Market Share 35%
Market Share 20%

- The workers' compensation business in Australia comprises of a mix of privately and government-underwritten insurance with differences in the schemes in each State and Territory. Queensland is the only State where the government both underwrites and manages all the premiums and claims.
- Whilst the Group had a strong presence across Australia prior to 2003, the CGU acquisition accelerated the growth of the business in all the available States and Territories whether as underwriter or manager of the government-underwritten schemes. This, combined with continued extensive efforts undertaken to refine the Group's service delivery model and also to expand its safety services to improve product offerings, has been key in maintaining the Group's position as the leading Australian workers' compensation insurer.
- As part of integration of the CGU businesses with the Group's pre-existing workers' compensation portfolios (which were previously branded NRMA Insurance and SGIO), a single brand and underwriter was established. From July 2003, Insurance Australia Limited has used the CGU Workers' Compensation brand to underwrite all new business and renewals processed in the privately underwritten states. Premium renewal retention is tracking at 88.5% for 1H04, which is an indication of the market's acceptance of the combined operations.
- Market conditions for workers' compensation in WA and the ACT remain relatively satisfactory. In WA, the recommended premium rates were reduced by 5% in 2003-04, due largely to the success of the 1999 scheme reforms in restricting access to common law. Scheme changes anticipated next year are causing some uncertainty about the future pricing and scheme performance, but it is expected that, if the proposed reforms are implemented, they will lead to an increase in both claims costs and premiums. The Group is cautiously awaiting the outcome of the proposals, and is well prepared to respond accordingly.

- The Group is preparing for a restructure of the NSW scheme, following the passing of the NSW Workers' Compensation Amendment (Insurance Reform) Act. These legislative amendments provide the NSW Government with the authority to alter the structure of the scheme to achieve better outcomes. The Group is in a strong position to participate in the restructured NSW scheme, due to the competitive advantages it has developed through leveraging innovations across the personal injury insurance classes of workers' compensation and CTP.
- The recent proposals by the Productivity Commission to open the Comcare scheme (which provides workers' compensation to Federal government operations) to a wider range of self-insuring employers represents a potential opportunity for the Group to expand its workers' compensation business. The Group has been steadily developing its self-insurance capabilities over the last couple of years, and is in a good position to capitalise on any widening of access to the Comcare scheme should it eventuate.
- The risk states continue to experience strong competitive pressure which has kept GWP growth relatively flat over the past six months, particularly in Tasmania and Western Australia. After adjusting for the CGU acquisition, GWP for 1H04 was 0.5% higher than 1H03.
- The consolidation of legacy systems inherited through acquisitions is continuing as part of the Group's IT Transformation and should be completed by the end of the calendar year.

B.3 Fee based businesses/managed schemes

- Fee based income for 1H04 is derived from management of government underwritten workers' compensation schemes in NSW, South Australia and Victoria.
- The strong results during the period were achieved by attaining high levels of performance in key measures that dictate the Group's share of net profit from these schemes. The incentive fees receivable for this performance are generally verified in the following financial year.
- The Group's strong safety capability and claims management model were instrumental in achieving the performance hurdles established by the various regulators.
- The fee based business profit of $17m for 1H04 was a significant improvement on 2H03, which included provisions necessary following the loss of the contract to manage the South Australian government underwritten CTP scheme.
- The workers' compensation operations are working to increase their fee for service offerings, which leverage the Group's core competencies in terms of risk management, claims management, pricing of risk and OH&S knowledge. Three product lines have been targeted: self insurance, risk management consulting and OH&S training.

C. LONG-TAIL – COMMERCIAL

- The commercial long-tail business has returned to profitability following a few years of strain due to inadequate premiums for the claims experience and issues such as asbestos. As this portfolio was essentially acquired as part of the CGU acquisition, most of these issues and the corrective actions were undertaken prior to ownership by the Group.
- The Group is hopeful that the actions taken in the portfolio (eg. ceasing to write certain types of business or improving terms and conditions) and the various legislative amendments supporting tort reform will deliver a period of relative stability in pricing and profits in this portfolio.

D. DISCONTINUED BUSINESS - INWARDS REINSURANCE RUN-OFF

- The commutation strategy for the inwards reinsurance run-off portfolio continues to be executed with an additional ten contracts commuted during 1H04, resulting in a net savings position for the Group.
- As at 31 December 2003, 50% of the remaining contracts are subject to discussions on possible commutations.
- The net provision for outstanding claims on this portfolio is now approximately $130m, a reduction of 47% on the balance at 31 December 2001.

International general insurance

A. INTERNATIONAL

International operations	Half year ended Dec-02	Half year ended June-03	Half year ended Dec-03	*Variance from Jun-03*
	A$m	A$m	A$m	*A$m*
Gross written premium	**224**	**461**	**454**	*(7)*
Gross earned premium	**213**	**431**	**450**	***19***
Reinsurance expense	-	(21)	(10)	*10*
Net premium revenue	**213**	**410**	**440**	***30***
Net claims expense	(151)	(272)	(315)	*(43)*
Underwriting expense	(58)	(113)	(123)	*(10)*
Underwriting profit/(loss)	**4**	**25**	**2**	***(23)***
Investment income on technical reserves	4	11	11	-
Insurance profit/(loss)	**8**	**36**	**13**	***(23)***
Insurance ratios				
Loss ratio	70.9%	66.3%	71.6%	*5.3%*
Expense ratio	27.2%	27.6%	28.0%	*0.4%*
Administration ratio	20.0%	17.6%	18.5%	*0.9%*
Commission ratio	7.2%	10.0%	9.5%	*(0.5%)*
Combined ratio	98.1%	93.9%	99.6%	*5.7%*
Insurance margin (before tax)	4.0%	8.8%	3.0%	*(5.8%)*


Expense Ratio
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
4.8%
5.8%
7.2%
10.0%
9.5%
20.0%
20.3%
20.0%
17.6%
18.5%
1H02
2H02
1H03
2H03
1H04


Loss Ratio
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
71.5%
70.5%
70.9%
66.3%
71.6%
1H02
2H02
1H03
2H03
1H04


Combined ratio
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
96.3%
96.6%
98.1%
93.9%
99.6%
1H02
2H02
1H03
2H03
1H04


Insurance margin (before tax)
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
6.7%
9.0%
4.0%
8.8%
3.0%
1H02
2H02
1H03
2H03
1H04

- The international business result is mainly comprised of the New Zealand operations and the Captive operations. The Group also has a subsidiary in China.
- The acquisition of NZI in January 2003 has been the predominant factor driving the 102% growth in GWP over the prior comparative period. Exchange rate movements account for the marginal decline in GWP relative to 2H03. There is also a seasonality impact from commercial renewals. However, the 4.4% growth in GEP in the same period is more indicative of the underlying organic growth.
- The latest available data, as at September 2003, shows the Group's New Zealand operations continue to lead the market in terms of written premium with a 38% market share, unchanged from December 2002. (Source: Insurance Council of New Zealand.)
- In reviewing the performance of the international operation for 1H04, the following should be noted:
    - There is considerable seasonality in the New Zealand business due to weather, which traditionally results in less profitable results in the first half of the financial year, which includes the worst of winter;
    - The Captive absorbed $25m of the claims costs incurred from the major storms in Sydney and Melbourne in 1H04. This generated a deterioration of 5.7% in the COR for the international business. Excluding this impact, the COR for the international business would be unchanged from 2H03 at 93.9%;
    - Integration costs for the period remained relatively unchanged at $4m against $5m in 2H03; and
    - Investment returns on technical reserves were suppressed due to lower bond yields. As the New Zealand operations are about 95% short-tail, there is little offsetting benefit in the COR from increased discount rates on claims reserves.
- The total expense ratio increased marginally during the period to 28.0% from 27.6%. This includes the costs of re-launching both the State and NZI brands. The costs included additional advertising and trade sponsorship. They also include migrating the Circle business to the NZI processes and systems.
- Similar to the Group's experience in Australia, the New Zealand commercial market rate environment – which includes no personal injury exposure due to the government underwritten no fault scheme that operates - is starting to flatten.
- The Group expects the international business to generate its FY04 combined ratio target range of 91 – 93%, subject to any impact on the business, including the Captive, from any large events in 2H04. In addition to the normal seasonal fluctuations, this improvement will be facilitated by more NZI integration synergies being realised during 2H04. The ability to reach the FY04 target has been impacted by the February storms in New Zealand.
- Consistent with the Group-wide integration programme, the New Zealand integration programme remains on track, having achieved all major milestones due in 1H04. These milestones and related matters include:
    - Moving all the business into a single insurance entity;
    - On-track with the process of migrating the Circle business to the NZI brand, systems and procedures on policy renewal. This is being achieved with no notable interruption to the business and ongoing strong results from the broker channel;

- ➢ Entering into a four-year contract for the supply of a single integrated voice and data network for the merged operations. This will generate savings in the future periods; and

- ➢ Continuing the development and testing of the new insurance system for the New Zealand operations. This will be delivered during 2004. The development costs have been expensed as incurred.

- The emphasis for the remainder of the programme will be extracting the balance of the planned synergy benefits now that the infrastructure to support the new business model for the combined business is largely in place.

B. INTERNATIONAL – ASIAN OPERATIONS

- The Group has continuing interests in two operations in Asia, specifically a 20% ownership stake in Thailand's Safety Insurance and 100% ownership of China Automobile Association, a company providing road service in Beijing.
- Over the years, these operations have provided a view of the expanding Asian market and provided an avenue for active research and development into the dynamics of the general insurance market in this region.
- Both operations are profitable. The Thailand operation has started to pay dividends for the first time since the Group's investment in 1997.
- IAG acquired the final 1% of the China operation in December 2003, and is now considering options to expand the business outside Beijing.

Financial Services

- The Group's financial services operation, ClearView Retirement Solutions, was sold in January 2004 for approximately $220m plus an additional $50m earn-out, subject to business performance. The sale, to MBF Australia Limited, was announced on 11 December 2003.

Profit before income tax	Half year ended Dec-02	Half year ended June-03	Half year ended Dec-03	*Variance from Jun-03*
	A$m	A$m	A$m	A$m
NRMA Life Limited	9	7	18	11
NRMA Financial Management Limited	(7)	(7)	(3)	4
ClearView Retirement Solutions	2	-	15	15

ClearView Retirement Solutions	Half Year ended Dec-02	Half Year ended June-03	Half Year ended Dec-03	*Variance from Jun-03*
	A$m	A$m	A$m	A$m
Managed investments(1)	2	3	4	2
Risk products	9	6	7	-
Shareholders Fund investment income	-	(1)	1	2
Retirement Solutions development	(2)	(2)	(1)	1
Distribution channel	(7)	(7)	(3)	4
Net profit after statutory fund but before income tax	2	(1)	8	9
Statutory Fund Tax (2)	-	1	7	6
Net profit before statutory fund and income tax	2	-	15	15
Funds under management	1,192	1,182	1,236	54
Life embedded value	225	200	198	(2)

1 Includes all single premium business including retail unit trusts
2 Statutory fund tax charged is included in the results from managed investments and risk products, it being an integral part of the result of the life operations. It is added back to reconcile to the pre-tax figures reported by the Group.
3 The embedded value at 30 June 2003 is net of the payment of a $30m dividend in March 2003.

- The improved results in 1H04 were due to the improved investment market sentiment and performance and continued focus on cost control.
- The movement in embedded value essentially reflects increased discount rates used.
- The CGU premium funding business did not form part of the ClearView sale and is now reported as part of the domestic short-tail insurance segment.

Investments

A. INVESTMENT RETURNS

Investment returns	Actual return 1H03	Benchmark return 1H03	Actual return 2H03	Benchmark return 2H03	Actual return 1H04	Benchmark return 1H04	Notes
	%	%	%	%	%	%	
Australian equities	(5.8)	(4.5)	3.4	2.6	12.8	11.3	a
International equities	(8.3)	(12.5)	(6.8)	(6.9)	5.6	6.6	b
New Zealand equities	-	-	11.9	13.3	4.8	3.2	c
Fixed interest	5.7	5.6	2.8	2.7	0.9	0.5	d
Cash	2.6	2.6	2.4	2.4	1.6	1.6	e
Total	**0.5**	**0.6**	**1.9**	**1.6**	**3.6**	**3.0**	
Asset overlay	1.0	0.9	0.5	0.5	-	-	f
Total with overlay	**1.5**	**1.5**	**2.4**	**2.1**	**3.6**	**3.0**	
Tactical option programme	0.1	-	(0.9)	n/a	(0.4)	n/a	f,g
Total (incl derivatives)	**1.6**	**1.5**	**1.5**	**n/a**	**3.2**	**n/a**	g

Notes:
- ***a.*** ***Combination of S&P/ASX200 Accumulation Index (IAG ex CGU/NZI) and S&P/ASX100 Accumulation Index (CGU/NZI Aust Equities benchmark).***
- ***b.*** ***MSCI World Index (ex-Australia) Net Dividend Reinvested in Australian dollars.***
- ***c.*** ***Combination of NZSE30 and NZSE40 Gross New Zealand equity indices in Australian dollars. (These assets were sold for international shares in December 2003.)***
- ***d.*** ***Combination of internal benchmarks (for IAG ex CGU/NZI) that are marked to a benchmark of government securities constructed to reflect the target duration of the portfolio (matching insurance technical reserves) and a combination of standard market benchmarks (for CGU/NZI): UBS Composite Bond Index, UBS Bank Bill Index and 0-3 Maturity UBS NZ Government Bond Index.***
- ***e.*** ***Combination of UBS Bank Bill index (Aust) and UBS Bank Bill index (NZ) in Australian dollars.***
- ***f.*** ***Performance measure as contribution to total fund.***
- ***g.*** ***The tactical option protection programme is outside the benchmark measures and therefore no benchmark return measures are applicable.***

- The Group portfolio out-performed its benchmark by 0.58% for the six months ending 31 December 2003, before the 0.4% cost of the tactical option programme.

Portfolio return (pre-tax) and incl. Derivatives	1H03	1H03	2H03	2H03	1H04	1H04
	A$m	Annualised return %	A$m	Annualised return %	A$m	Annualised return %
Technical reserves	219	10.6	153	5.2	67	2.0
Shareholders' funds	(129)	(10.4)	9	(2.8)	204	16.8
Total investment income	**90**	**3.2**	**162**	**3.0**	**271**	**6.4**

- The Group continued its long term exposure to equities in its shareholder funds. While proactively managing the market exposure, it has generated a total contribution of $204m, net of protection costs.
- The Australian sharemarket produced a strong 11.3% return during 1H04. The six month period was marked by an increase in investors' risk appetite globally after a long period of negative sharemarket returns. This resulted in a strong market rally, particularly in resource companies. In addition to the generally positive outcome from the reporting season, many companies provided positive outlook statements and upbeat earnings guidance.

- World sharemarkets finished 2003 on a positive note, rising by 6.6% (in Australian dollar terms) over the six months to 31 December 2003. Financial markets were underpinned by improving global economic growth, led by the US.
- The rising Australian dollar during 1H04 reduced the returns from international shares by as much as 8.6%. The Australian dollar's movement has been most pronounced against the US Dollar, rising by 12.3% during 1H04.
- Investors' increasing appetite for risk and the improving global economic environment over the last six months had a negative impact on fixed interest prices putting upward presure on fixed interest yields. Australian official cash rates also increased by 0.5% over the period.
- Technical reserves remained solely exposed to fixed interest and cash assets. The gain experienced on these assets contributed $67m to the Group's insurance result. The return achieved on the technical reserve assets was 0.97% compared to the benchmark return of 0.53%. The active return of 0.44% was essentially achieved through active duration management. This duration management is undertaken within strict limits, reflecting the Group's default position of duration matching its technical reserves assets and liabilities.

B. INTEGRATION OF CGU/NZI ASSETS

- Assets in the name of CGU and NZI, which were managed by external parties, were transitioned to IAG Asset Management in November 2003. As part of the transition all the assets of those companies were allocated between technical reserves and shareholder funds in line with other Group assets.

C. INVESTMENT DERIVATIVE STRATEGIES

- The Group has an actively managed option protection programme over its Australian and international equity investment portfolios. This protection programme was initally implemented during FY03 to protect the capital base of the Group from periods of substantial equity market weakness.
- During 1H04 the Group reduced the level of option protection over its equity portfolios, as reported in the June 2003 investor report. This decision was made in the light of the substantial increase in the Group's capital strength; the completion of the CGU and NZI acquisition funding; the revival in equity market performance and sentiment; and to minimise the option protection programme costs. It is now at negligible levels.

D. ASSET RETURN EXPOSURE

Asset return exposure	Technical Reserves 1H03	Shareholders' Funds 1H03	Technical Reserves 2H03	Shareholders' Funds 2H03	Technical Reserves 1H04	Shareholders' Funds 1H04
	%	%	%	%	%	%
Australian equities	-	62.6	-	44.4	-	72.9
International equities	-	26.8	-	19.6	-	18.9
Fixed interest	95.8	6.2	92.8	4.0	100.0	3.7
Cash	4.2	4.4	7.2	32.0	-	4.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Note:
1. ***This table represents the Group's asset class exposure (net of derivatives).***
2. ***New Zealand equities held by NZI were included under international equities.***

E. STRATEGIC ASSET ALLOCATION

E.1 Shareholders' Funds

- The Group has reviewed its policy of investing shareholders' funds in equities. This work was undertaken to investigate opportunities to reduce investment volatility risk while minimising any associated reduction in expected returns.
- This resulted in a decision to increase diversification across markets and managers and the expected result is a reduction in downside risk by 30% with only a slight reduction in expected returns of $2m per annum (after taxes, fees and capital charges).
- The increased diversification involves reducing the allocation to Australian equities, which will fund the introduction or increase in current holdings in hedge funds, absolute return funds; private equity; and Australian small cap stocks. In aggregate, these elements will constitute approximately 20% of the portfolio. Another 20% will remain in international equities, the management of which will continue to be out-sourced.
- The amended allocation will be implemented in coming months.
- A portion of the shareholders' funds will continue to be invested in cash. This proportion will vary over time depending on market conditions and timing, eg. it is likely to rise as the company moves close to completing corporate actions such as dividend payments.

E.2 Technical Reserves Funds

- During 2002, IAG used bond swaps to enhance returns by retaining exposure to active equity returns and fully franked dividends in its technical reserves while having effective exposure to bonds/fixed interest securities that matched the expected duration of the liabilities. This practice was discontinued in 2003 as the Group preferred to concentrate its derivatives exposure on equity market protection rather than return enhancement. Now that the Group's capital position is relatively strong and market sentiment has improved, return enhancement is again a priority.
- This return enhancement practice is still deemed benefical on a net basis and is being reinstated for approximately 12.5% of the portfolio (previously 20%).

F. GROUP ASSETS UNDER MANAGEMENT

Assets under management As at period ended	1H03	FY03	1H04
	A$bn	A$bn	A$bn
Technical reserves	4.2	6.3	6.5
Financial Services – Life Company	1.0	1.0	1.1
Outside equity interest - Unitholders' funds*	0.3	0.3	0.4
Shareholders' funds	1.7	2.4	2.5
Other	1.7	0.4	0.6
Total investments - on balance sheet	**8.9**	**10.4**	**11.1**
ClearView Personal Investment Trusts	0.2	0.2	0.2
External wholesale mandates*	1.0	1.5	1.8
Total assets under management	**10.1**	**12.1**	**13.1**

* ***Total external mandates are $2.2bn of which $400m is held in IAG controlled entities and included in "on balance sheet" investments.***

- The key factors attributable to the growth in the Group's assets under management are:
  - Market value gains in the shareholder funds offset by dividends paid of $132m; and
  - The Group has merged the CGU staff superannuation funds with the IAG fund and, in doing so, just over $300 million was brought under Group management (included in external mandates).
- Under the terms of sale of the ClearView business, the Group will continue as a fund manager for both funds of the Life Company and the ClearView Personal Investment Trusts on a contract basis.
- The technical reserves split between the three business segments as at 31 December was as follows:
  - Domestic short-tail - 28%;
  - Domestic long-tail - 68%; and
  - International - 4%.
- The technical reserves balance is stated net of GST on outstanding claims of $0.2bn.
- The balance classified as 'Other' represents cash in corporate treasury rather than under investment management.

F.1 Credit quality of assets under management

- The credit quality of the Group's cash & fixed income portfolio ($6.5bn as at 31 December 2003) is considered very strong, with 53% invested in government securities, and 27% in 'AAA' rated fixed income securities. The minimum acceptable credit quality is 'A' rated. The portfolio is comprised of predominantly highly liquid securities, and seeks to match the duration of the insurance liabilities.

Cash & Fixed Income by Credit Quality as at 31 December 2003


Fixed Income (A)
2%
Fixed Income (Grade AA)
6%
Fixed Income (Grade AAA)
27%
Govt Securities
53%
Cash & Deposits (Grade AAA)
12%

Corporate

A. CORPORATE

Corporate	Half Year ended Dec-02	Half Year ended June-03	Half Year ended Dec-03	*Variance from Jun-03*
	A$m	A$m	A$m	*A$m*
Head Office	14	25	14	*(11)*
Fee based business profit/(loss)	1	(6)	-	*6*
Amortisation	27	54	54	*0*
Interest	12	35	29	*(6)*
Total corporate expenses	**54**	**108**	**97**	***(12)***

- The main factors driving the increase of Group corporate segment over the equivalent halves are the additional amortisation and interest expenses as a result of the CGU and NZI integration.
- Head office expenses of $14m for 1H04 are unchanged from 1H03. No significant change is anticipated in 2H04. The 2H03 expenses included one-off expenses relating to the CGU and NZI acquisition.
- The amortisation expense is consistent with the charges in 2H03. Adoption of international accounting standards is expected to affect the recognition of goodwill amortisation in 2005 and later periods.
- Interest expense relates primarily to the Group's term debt funding which has an average fixed rate of approximately 6.8%.
- Both RACV and NRMA Motoring & Services have reduced their reliance on the Group for the provision of IT services. Remaining fee based contracts in Corporate Services are negligible.

B. CHANGES IN FINANCIAL LEGISLATIVE REQUIREMENTS

B.1 International accounting standards

- For reporting periods beginning on or after 1 January 2005, the Group must comply with Australian equivalents to the International Financial Reporting Standards (IFRS) issued by the Australian Accounting Standards Board.
- The differences between the current Australian requirements ('Australian GAAP') and IFRS identified to date as potentially having a significant effect on the Group's financial performance and financial position are summarised below.
- Regulatory bodies that promulgate Australian GAAP and IFRS have a number of ongoing projects that could affect the differences described below between Australian GAAP and IFRS, and the impact of these differences on the Group's future financial reports. The potential impacts of the adoption of IFRS on the Group's financial performance and financial position, including system upgrades and other implementation costs which may be incurred, have not been quantified as the actual impact will depend on the particular circumstances prevailing on adoption of IFRS in the half-year commencing on 1 July 2005.
- It is important to understand that, while the IFRS accounting requirements will change the Group's reported results, this does not represent a change in the strength of the underlying business.

- The key potential implications of the conversion to IFRS to the consolidated entity are as follows:

  - Firstly, in respect of the Group's core insurance business, the changes to be effected in 2005 are expected to be quite minor. The International Accounting Standards Board's (IASB) suite of accounting standards does not currently include a standard on insurance. Having recognised that it was unable to conduct a comprehensive consultation process and produce a full standard in time for the 2005 start date set by a number of jurisdictions, the IASB split its insurance project into two phases. The IASB has issued an exposure draft as part of phase I that sets out interim measures to be applied until finalisation of the complete standard under phase II. There are a number of issues being considered in relation to the IASB exposure draft and the resulting standard is not expected until the end of the first quarter of 2004. The issue of an Australian equivalent to that standard is more involved because of the issues and recommendations arising from the HIH Royal Commission, and is not expected before May 2004. Due to Australia's current advanced accounting treatments for insurance (relative to the key tenets proposed by the IASB), combined with the Group's robust accounting policies, the new standard is expected to result in minimal change to current treatments. However, the release of phase II in a few years time may bring significant changes to the Group's accounting treatments.

  - The Group's reset preference shares will be reclassified as debt under IFRS. This will raise the Group's debt to equity ratio but is not expected to impact the securities' rating from Standard & Poor's. Distributions made on those instruments will be treated as interest rather than dividends.

  - As the revised standard on insurance has not yet been finalised, there remains uncertainty as to how general insurers will be required to account for financial assets. What is clear is that financial assets must be recognised in the statement of financial position and that all derivatives must be carried at fair value. It should be noted that the application of this new treatment has been delayed for a year beyond the application of other standards.

  - Equity-based compensation, in the form of shares and options, will be recognised as an expense in the period during which the employee provides related services. The Group has, during the last two years, simplified its approach to equity-based remuneration. Consequently, this new requirement will not have a major impact on the Group's performance, as the cost of shares acquired to fund future obligations for equity-based remuneration is expensed over the period from grant to first potential exercise.

  - Surpluses and deficits in defined benefit superannuation plans sponsored by entities within the Group will be recognised in the statement of financial position and the statement of financial performance. As at 30 June 2003, the relevant surplus in the defined benefit superannuation plans was estimated to be $136m. Due to the surplus in these plans, contribution holidays are currently in place that, together with movements in investment markets, mean that the surplus in the plans upon the transition to IFRS may be significantly different to the current figure. Upon transition, the full amount of the surplus or deficit will pass through retained earnings, with the profit or loss impact in subsequent periods being only the movement in the surplus or deficit.

- Goodwill will not be amortised under IFRS but will be tested for impairment at least annually. Under AASB 1: First-time Adoption of Australian International Financial Reporting Pronouncements, it is likely that the carrying value of goodwill (being the original value less accumulated amortisation) at 30 June 2004 will be carried forward indefinitely subject to regular impairment testing. The Group currently has an annual goodwill amortisation expense of around $92m. The elimination of this charge from the statement of financial performance will increase reported profits, subject to any impairment charge that may be required.
- The recognition of internally generated intangible assets will become very restrictive. It is likely that there will be no grandfathering of the recognition of intangible assets recognised under current Australian Standards. Other than goodwill, the Group holds only one intangible asset (the value of contractual rights entered into in 1999) with a value of $34m as at 31 December 2003. The Group believes that this non-goodwill intangible asset will meet the new recognition criteria and so its accounting treatment, including amortisation, will remain unchanged. It will be subject to impairment testing.
- In certain circumstances, under the new accounting standards, development phase expenditure will be capitalised and so recognised as an internally generated intangible asset. Software development is the largest component of development expenditure for the Group. The Group is not currently carrying any amount in fixed assets for software development.
- Property, plant and equipment will be measured at either cost less accumulated depreciation or a revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation. Under the fair value option, movements in fair value are recorded through equity. While the revised standard on insurance has yet to be finalised, it is likely that general insurers, will be required to use the fair value measurement option for those items of property, plant and equipment that are held to back insurance liabilities. Under current accounting treatments, all property, regardless of the purpose for which it is used, is designated as an investment and hence integral to general insurance activities and so measured at fair value. This forced designation will not continue under the new standards and property will be classified according to the purpose for which it is held.
- Income tax will be calculated based on the "balance sheet" approach, which may result in increased deferred tax assets and liabilities and, as tax effects follow the underlying transaction, some tax effects will be recognised in equity.

B.2 Tax consolidation

- All Australian resident wholly owned companies in the Group have elected to be treated as a single entity for income tax purposes in line with legislation that has been enacted from 1 July 2002.
- The head entity, Insurance Australia Group Limited, will recognise all current and deferred tax assets and liabilities of the tax consolidated group.
- On formation of a tax consolidated group, the head entity has an option to bring the assets of each subsidiary member into the tax consolidated group by choosing between two alternative methods, the Allocable Cost Amount ('ACA') method or Transitional Method.

- As a result of recent announcements by the Government which are yet to be enacted, the tax cost setting rules will be modified so that the goodwill asset of a general insurance company that has demutualised will retain its existing tax value provided that the ownership of the company has not changed between the time of demutualisation and the time of joining a consolidated group. The Government has also announced that it intends extending the deadline for taxpayers to choose between the alternative methods until 31 December 2004. Given the recently announced change to the treatment of goodwill, the Group is currently reassessing whether its preliminary choices remain optimal.
- However, the Group is required to adopt the ACA method in respect of its acquisition of the CGU sub-group that took place on 2 January 2003. Under this method, the tax values of a subsidiary's assets are reset according to certain allocation rules, which consequently impacts future tax deductions and the deferred tax balances. A once-off benefit of $22m included in the reported tax expense for 1H04 reflects the increase in future tax deductions arising from these reset tax values.

B.3 Licence consolidation

- As part of the Group's strategy to eliminate unnecessary costs in its corporate structure, entities which are surplus to requirements are scheduled to be wound up. The key element of this is a significant reduction in the number of licensed general insurers for the Group's wholly owned Australian operations.
- There are no plans to change or remove any of the key brands. Rather, the legal entity conducting the underwriting would change and existing assets, liabilities and policies would be transferred to continuing companies.
- Five insurance licences have been targeted for cancellation. They are those held by:
  - SGIO Insurance Limited;
  - SGIC General Insurance Limited;
  - Swann Insurance (Aust) Pty Ltd;
  - NZI Insurance Australia Limited; and
  - CGU-VACC Insurance Limited.
- It is the Group's intention that this be achieved by a process of portfolio transfers and member schemes from the above insurers whose businesses are sold/transferred to either Insurance Australia Limited (IAL) or CGU Insurance Limited (CGU). These insurers would assume all the insurance obligations of the assigning insurers. The direct personal lines, workers' compensation and CTP portfolios would be transferred to IAL. The indirect personal lines and commercial business would be transferred to CGU. Both schemes require Federal Court approval under the Insurance Act for portfolio transfers and under Corporations Act for member schemes. The Group is currently in dialogue with the respective regulators to seek their approval and support for the proposal. The targeted effective date for this proposal is 31 December 2004.

B.4 APRA Stage 2 reforms

- On 20 November 2003, the Australian Prudential Regulation Authority (APRA) released a discussion paper on "Stage 2 Reforms" to the prudential supervision of general insurance.
- The discussion paper proposes significant changes to the general insurance industry's regulatory framework, particularly in the areas of corporate governance and intra-group transactions.
- It is not possible to assess what impact the final version of the Stage 2 Reforms will have on the Group given that the consultation period is still underway, and therefore substantial changes to the proposed reforms may still occur. In particular, the impact of the Stage 2 Reforms on the Group (and other general insurance conglomerates) is difficult to assess in the absence of APRA's yet to be released discussion paper on consolidated supervision. These conglomerate requirements are now not scheduled to be effective until 2006.
- The Group has prepared a submission on the proposed reforms and participated in the development of submissions by a number of interested parties, including the Insurance Council of Australia.

C. INFORMATION SYSTEMS

- The Group is part way through the process of a major technology transformation to address areas where the Group's technology had fallen behind the pace of development in the market and to build the technology foundations that will support Group-wide operations to optimise efficiencies and deliver improved products and customer service.
- The last six months marked the completion of the majority of the integration initiatives including:
  - CGU short-tail claims lodgement and processing transferred to IAG's existing system. This included the roll-out of the IAG procurement model for claims;
  - Establishment of six new assessing centres for motor vehicle claims across Australia;
  - Consolidation of the CGU and IAG superannuation systems;
  - Implementation of a document imaging system for Human Resources' centralised function. This is used, for example, to store the Group's personnel files;
  - Supporting the rationalisation to one workers' compensation licence for New South Wales;
  - Establishment of an on-line travel insurance product for the NRMA Insurance, SGIO and SGIC brands;
  - Various site relocations and office restacks affecting over 2,500 staff;
  - Consolidation of the Group General ledger and Accounts Payable to SAP;
  - Company wide Intranet implemented; and
  - Consolidation of the Group's HR (including payroll) and procurement systems.

- At the infrastructure level, the Group has completed phase one of in-sourcing services previously contracted to IBM GSA. The transition to the Group's technology services infrastructure team has been smooth, with minimal operational and financial impacts to the business.
- The main priorities over the next six months for technology services will be to complete the integration programme and in-sourcing.
- The refinement and transformation of the Group's technology system is integral to delivering future growth opportunities. As a leading player in the insurance market, the Group is in a key position to leverage its scale and extract benefits from its technology transformation programme.

D. SUSTAINABILITY

- The Group has made significant progress on developing and measuring the progress of its sustainability programme.
- The Group continues to drive internal culture change to support the achievement of sustainability targets.
- Some of the initiatives during the period were:
  - Development of a waste strategy for smash repair industry: The strategy proposed includes a combination of standardised waste pick-up and recycling processes, 'cleaner production' training for smash repairers and an 'on-the-ground' change management programme that will see suitable change agents working directly with smash repairers to improve waste management practices. The Group's Preferred Smash Repairers network has been overwhelmingly supportive of the strategy with 95% of PSRs surveyed (from a survey of 100 PSRs from various regions) showing support for the proposal;
  - Redesigning the home insurance sections of the NRMA website: The Group is currently working to re-design and re-launch information relating to homes and home insurance on the Group's internet sites to have a strong sustainability focus; and
  - 'Cool communities' is an Australian Government programme delivered in partnership with non-government environmental organisations from each State and Territory. By working with communities, industry and government, Cool Communities is aiming to cut greenhouse gas emissions, save money and improve lifestyles at the same time. The Group's Personal Insurance Division has been selected by the Australian Greenhouse Office to participate in Round 2 of the Cool Communities programme and, over the next six months, will be developing detailed plans to directly involve NSW staff in training and awareness programmes to reduce their personal impact on the environment.

- The Group's sustainability efforts have been recognised in the community with the Group receiving the 'Sustainable Company of the Year' award from Ethical Investor magazine. This award has been running for three years, with Bendigo Bank the winner for the previous two years.

Financial position, dividends and capital

A. STATEMENT OF FINANCIAL POSITION

IAG Group Balance Sheet As at	31-Dec-02 A$m	30-Jun-03 A$m	31-Dec-03 A$m
Assets			
Investments	8,925	10,457	11,068
Premium receivables	719	1,505	1,487
Reinsurance recoveries on claims	72	376	417
Other recoveries on claims	341	373	447
Deferred acquisition costs	239	513	503
Goodwill and other intangibles	616	1,626	1,521
Other assets	918	1,542	1,441
Total assets	**11,830**	**16,392**	**16,884**
Liabilities			
Outstanding claims	3,867	5,975	6,227
Unearned premium	1,877	3,301	3,316
Interest bearing liabilities	694	925	913
Gross life insurance policy liabilities	909	910	958
Other liabilities	695	1,228	1,193
Total liabilities	**8,042**	**12,339**	**12,607**
Net assets	**3,788**	**4,053**	**4,277**
Equity			
Equity attributable to shareholders	3,302	3,575	3,745
Outside equity interests	486	478	532
Total equity	**3,788**	**4,053**	**4,277**

- The main movements in the Group's financial position include:
  - Increase in investments mainly attributable to strong cashflows from operations and improved equity markets; and
  - The increase in recoveries is primarily attributable to increase in the provisions for outstanding claims.
- The total amount of outstanding reinsurance recoveries is $417m at balance date.
- Cashflow generated from operations was $694m for 1H04, relative to $532m and $293 for 2H03 and 1H03 respectively.

B. CAPITAL MANAGEMENT

B.1 Target capital mix

IAG Capital Mix



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
11%
13%
76%
17%
9%
74%
20%
12%
68%
20%
12%
68%
20%
12%
68%
FY02
1H03
FY03
1H04
Target
Ordinary equity
Hybrid capital
Debt

Ordinary equity = Total equity less hybrid equity less outside equity interests

B.2 Total capitalisation and debt as at 31 December 2003

Total Capitalisation	
As at 31 December 2003	**A$m**
Short-term debt	**124**
Long-term debt:	
Senior	87
Subordinated	620
Cross currency swap payable[1]	82
Total long-term debt	**789**
Total debt	**913**
Shareholders' Equity	
Equity attributable to ordinary shareholders	3,434
Retained Profits	(226)
Foreign currency translation reserve	(2)
Reset preference shares	539
Total shareholders equity (excl OEI)	**3,745**
Total capitalisation	**4,658**
Interest coverage & debt ratios	
Earnings before interest and tax (EBIT)	513
Earnings before interest, tax, depreciation and amortisation (EBITDA)	587
Market capitalisation at close of business day, 31 December 2003	
- Ordinary shares ($4.25 per share)	7,152
- Reset preference shares (IAGPA & IAGPB)	555
Total market capitalisation	**7,707**
Total debt/(Total debt+shareholders equity excluding OEI)	19.6%
Total debt/(Total debt+total market capitalisation)	10.6%
EBIT interest cover (times)	18x
EBITDA interest cover (times)	20x

[1] Cross currency swaps have been entered into to hedge the currency exposure from US$ denominated subordinated debt. The principal of the cross currency swaps is revalued to take into account movements in the US$/A$ exchange rate and disclosed separately from the underlying borrowings in the statement of financial position.

Maturity profile of Group debt and Reset preference shares	Currency Principal Amount $ millions	A$ equivalent Principal Amount $ millions	Yield (net of interest rate and cross currency swaps)	Interest rate & dividend repricing date
Short-term debt	A$124	124	5.42%	Q1 2004
Long-term debt[1]:				
NZ$50m senior fixed rate notes	NZ$50	44	7.06%	Aug-05
NZ$50m senior fixed rate notes	NZ$50	43	7.36%	Aug-08
A$50m subordinated floating rate notes	A$50	50	5.78%	Nov-07
A$250m subordinated fixed rate notes	A$249	249	6.41%	Nov-07
US$240m subordinated fixed rate notes[2]	US$240	401	6.93%	Apr-10
A$1.715m subordinated convertible loan[3]	A$2	2	6.67%	Perpetual
Total debt		**913**		
Reset preference shares[4]				
IAGPA	A$350	350	5.80%	Jun-07
IAGPB	A$200	200	4.51%	Jun-08

[1] All long term debt has been issued as either fixed rate notes, or hedged to fixed rate with interest rate swaps. The yields shown are pre-tax.
[2] The A$ equivalent is shown net of the related cross currency swaps.
[3] Fixed rate loan from the minority shareholder of Mutual Community General Insurance Pty Limited, a subsidiary of CGU Insurance Limited.
[4] The dividend yields shown on the reset preference yields are the cash yields excluding the value to investors of the attached franking credits.

B.3 Capital adequacy/MCR

Coverage of regulatory capital requirements	IAG Group 30-Jun-03	Insurance Australia 30-Jun-03	IAG Group 31-Dec-03	Insurance Australia 31-Dec-03
	A$m	A$m	A$m	A$m
Tier 1 capital				
Paid-up ordinary shares	3,434	885	3,434	1,286
Hybrid equity	539	-	539	-
Reserves	(2)	-	(2)	-
Retained earnings (2)	(396)	2,555	(183)	2,443
Excess technical provisions (net of tax)	353	327	371	336
Less: deductions	(1,838)	(1,456)	(1,745)	(1,403)
	2,090	**2,311**	**2,414**	**2,662**
Tier 2 capital				
Term subordinated notes	657	657	618	618
Capital base	**2,747**	**2,968**	**3,032**	**3,280**
Minimum capital requirements (MCR):				
Australian general insurance businesses	1,392	1,460	1,456	1,486
International insurance businesses (1)	136	-	142	-
Other businesses (2,3)	165	-	-	-
Minimum capital requirements	**1,693**	**1,460**	**1,598**	**1,486**
MCR multiple	**1.62x**	**2.03x**	**1.90x**	**2.21x**

Notes:

1. ***The MCR and Capital base for International insurance businesses is calculated on a similar basis to the Australian regulatory requirements and includes the Captive reinsurance business and the operations in New Zealand.***
2. ***The 30 June 2003 position excludes the capital requirement of NRMA Health Pty Limited as the Group sold this business in July 2003. Similarly, the 31 December 2003 position excludes the capital requirement of the ClearView business as this business was sold in January 2004. The retained earnings position at 31 December 2003 has been stated assuming $43m of profit on sale of the ClearView business.***
3. ***Other businesses include the minimum capital requirement of NRMA Life Limited and an allocation of capital for the fee-based businesses. With the sale of the ClearView business and a review of the Group's capital, these have been excluded from the 31 December 2003 MCR calculation.***

- The table above provides an analysis of the Group's regulatory capital position, summarising both the Group position (after adjusting for the sale of the ClearView business) and that of the Australian general insurance business ("Insurance Australia").
- The Group's practice is to determine economic capital requirements and relate those to a multiple of MCR where the MCR is determined by treating the consolidated operation as if it was one legal entity. APRA standards are used as the methodology for this calculation and are applied to both the Australian and international businesses.
- On this basis, the Group has set a target MCR multiple of 1.60 times the MCR using methodology from APRA Standards. As can be seen from the table above, the MCR multiple of 1.90 times at 31 December 2003 is well above the target. As such, the Group is proposing a buy-back of capital as outlined in Section B.4.

B.3.1 IAG Group MCR Position

- The increase in the Group's regulatory capital base from $2,747 million at 30 June 2003 to $3,032 million at 31 December 2003 is attributable to:
  - Movement (increase) in retained earnings of $213m attributable to the net profit for the period less dividends paid, and includes an estimated profit on the sale of ClearView of approximately $43m;
  - An increase of $18m in excess technical provisions (net of tax) which represents the excess of provisions in the Group's Statement of Financial Position compared to insurance liabilities as calculated in accordance with the APRA guidelines at a 75% probability of sufficiency;
  - Deductions have also reduced by $93m, primarily due to the reduction in intangible assets ($102m) and increase in net future income tax benefits ($9m). The decrease in intangibles is due to amortisation charges of $54m for the period together with the sale of the Health business in July 2003; and
  - In April 2003, the Group issued US$240m of dated subordinated debt that qualifies as Lower Tier 2 APRA regulatory capital. The US$240m of proceeds were originally exchanged into A$401m under A$/US$ cross currency swaps that were entered into to hedge both the debt's US$ principal and US$ interest payment obligations. For regulatory purposes, the US$ principal is translated to A$ using the spot exchange rate applicable on each reporting date. During 1H04, the A$ has continued to appreciate against the US$. This has resulted in a decline in the A$ equivalent value of the subordinated notes to A$319m at 31 December 2003 (from A$358m at 30 June 2003) and thus a reduction of some A$39m in the Group's eligible Lower Tier 2 regulatory capital over the period.
- The reduction in the Group's MCR from $1,693m to $1,598m relates to:
  - A decrease in the charges for other businesses of $165m following the disposal of ClearView, offset by a small increase in the capital requirements of the Australian business of $64m, including a $30m increase in the Concentration Risk Charge (now $100m). The balance is primarily attributable to growth and a small seasonality impact on the Group's business; and
  - An increase of $6 million in the MCR of the international insurance business due to an increase in insurance liabilities relating to storm losses borne by the captive in 1H04.

- The main components of the Group MCR at 31 December 2003 were:
  - Investment risk – $1,007m;
  - Insurance risk – 491m; and
  - Concentration risk – $100m.

B.3.2 Insurance Australia Limited MCR position

- This capital position has been prepared on the aggregated financial position of Insurance Australia Limited and includes all the general insurance operations in Australia.
- The capital base is higher than the IAG Group due to funding raised through Insurance Australia Limited to cover the capital requirements of the NZ Group. However, the goodwill of the NZ Group is not deducted in this capital base calculation, therefore increasing the net position relative to the IAG Group.
- During 1H04, Insurance Australia Limited paid a $401m dividend to its holding company, Insurance Australia Group Limited. The holding company reinvested the proceeds back into the subsidiary group in the form of ordinary shares, explaining the movement in paid-up ordinary shares.

B.4 Proposed buy-back

- In view of the Group's very strong capital position and its current phase of consolidating the earnings capacity of its existing businesses, the Group has announced its intention to undertake an off-market buy-back in the order of $350m of its ordinary shares. This is in accordance with the Group's stated principle of not carrying substantial surplus capital for any significant period of time on the basis that this is not an efficient use of shareholders' funds.
- The Group reserves the right to change the size of the buy-back or even choose not to proceed if a situation develops before finalisation whereby the Directors conclude that proceeding would not be in the best interests of the Group.

B.5 Reinsurance

B.5.1 Reinsurance protections

- Most of the Group's reinsurance protections are now purchased on a calendar year basis – the main exception is the CTP portfolio for which protection continues to be purchased on a fiscal year basis. There were a number of changes made to the Group's programme on renewal effective 1 January 2004. Key changes are as follows:
  - An increase in the maximum event retention for a first event to $100m from $70m. This increase is well within the Group's current tolerable limit for income statement volatility from a single event, with the $100m limit constituting less than 2% of net earned premium;
  - An increase in the upper limits of the programme. The Australian earthquake cover limit has increased to $3bn (from $2.5bn). The 'all perils' cover for Australia and New Zealand was increased to $2bn ($1.5bn at January 2003 and $1.9bn by August 2003). Free reinstatements are in place for all covers above $75m for a second event and $50m for a third event, with the exception of the $1bn xs $2bn layer;
  - A change in the aggregate covers to make them more effective in covering attritional losses; and

- An increase in the capacity of the Group's key commercial surplus facility providing the business with increased capacity in this area with less reliance on facultative covers.

- In terms of total expected expenditure, the renewal increases the Group's spend by less than 5%. However, adjusted for the increased aggregates exposed to the contracts, the cost actually went down. Within this, there were significant savings on the property covers (which constitute the major portion of the total spend) while casualty rates rose.

B.5.1 Reinsurance counter-party exposures

- The Group achieved a substantial increase in the rating of the counter-parties on the catastrophe programme for the January 2004 renewal. The following table tracks the security profile in recent years, which has been clearly impacted by the ratings down-grades experienced by a number of reinsurers since late 2001.

Year	Limit A$m	Excess A$m	Credit rating AAA/AA	Credit rating A
2001/2	1,000	30	69%	31%
2002/3	1,250	30	68%	32%
2003	2,500	70	46%	54%
2004	3,000	100	59%	41%

- The Group continues to enhance its approach to managing reinsurance counter-party risk. During 1H04, a proprietary model was developed for measuring counter-party exposure tolerances factoring in existing recoveries and contingent recoveries. The measurement of tolerance for contingent recoveries – ie. the Group's exposure if there is a future claim against the reinsurer and the reinsurer then defaults – in the model takes into account factors such as:
  - The weighted rating agency views on the reinsurer, including outlook;
  - Event probability for the risks covered by the Group's treaties with the particular reinsurer; and
  - The impact of a failure of the reinsurer to pay on the Group (eg cover for attritional losses or short-tail risks is less of an issue than large lines on a major catastrophe).

- The Group will be using this model to monitor its own exposures and in future negotiations with reinsurers on the terms of their future participation on the Group's programme.

C. DIVIDENDS

C.1 Dividend policy and distributable earnings

- The Group has undertaken a review of its dividend policy during the period and has now resolved to amend the policy such that annual dividends on ordinary shares are targeted to be 50 – 70% of normalised profits before goodwill amortisation charges. Profits will be normalised to smooth the impacts of fluctuations in returns on shareholders' funds. The return on shareholders' funds will be determined based on a risk-free rate plus an equity risk premium. It is anticipated that the annual dividend will be paid in a 45:55 proportion between the interim and final dividends.
- Since listing in 2000, the policy was based on a payout ratio of 40 – 70% of normalised profits after goodwill amortisation, with returns from technical reserves subject to adjustment as well as those on shareholders funds. It was also based on a 40:60 mix of interim:final.
- The key drivers for the change were as follows:
  - The increased diversity and scale of the business that have resulted in a far less volatile profit stream from the core operations, providing more confidence that the business can generate the profits each period to support an increasing dividend.
  - The significant reduction in the size of the shareholders' funds relative to the core business operations – the Group was significantly over-capitalised and under-geared when first listed;
  - The build up of a bank of distributable earnings; and
  - The desire to utilise more of the Group's franking credits, which is particularly important for the Group's large domestic shareholder base.
- The Group's franking capacity remains very high with the capacity to fully frank approximately $1,150m of dividends as at 31 December 2003.
- The Group's distributable earnings have also increased as a result of the strong profit during 1H04 and some internal distributions. As at 31 December 2003, the distributable earnings in the parent entity were $423m, with a further $437m which could be accessed if required. This level of distributable earnings is not easily identifiable in the statutory financial statements due to transitional issues on demutualisation of the core operations in 2000.

C.2 Dividend on ordinary shares

Period	Dividend per share	Franking
	cents	%
Interim – FY 2004	8.0	100
Final - FY 2003	7.0	100
Interim – FY 2003	4.5	100
Final - FY 2002	6.0	100
Interim - FY 2002	4.5	100
Final - FY 2001	6.0	100
Interim - FY 2001	4.0	100

The Group resolved to increase the interim dividend to 8.0 cents per ordinary share – an increase of 3.5 cents or 78% – to align with the new dividend policy.

All dividends remain fully franked.

D. RETURN ON EQUITY



Annualised return on equity
20.0%
15.0%
10.0%
5.0%
-
(5.0%)
Target range 13-15%
5.3%
10.9%
(1.2%)
13.3%
5.1%
11.0%
18.4%
14.4%
FY01
FY02
FY03
1H04
ROE (Actual) attributable to ordinary shareholders
ROE (Normalised) attributable to ordinary shareholders

Note:
1. *2H02-2H03 normalised ROE uses 6% return on technical reserves & 7.4% on shareholders' funds, both pre-tax.*
2. *1H04 normalised ROE uses 9.5% on shareholders' funds, pre-tax.*

- The Group's ROE for ordinary shareholders in 1H04 was 18.4%. Normalising this by substituting a pre-tax return of 9.5% per annum on shareholders' funds into the actual results yields a normalised return of 14.4%. This is at the higher end of the Group's target of 13 – 15% ROE throughout any cycle.

E. SENSITIVITY ANALYSIS

E.1 Investment market sensitivities

- The following table indicates the impact of an immediate change in the market value of equities and changes in interest rates on the Group's net profit before tax at the specific dates.

Sensitivity on net profit before tax	Change in assumption	30-Jun-03	31-Dec-03
	%	A$m	A$m
Investment sensitivities			
Equity market values:			
Australian equities	+1%	11.2	18.5
International equities	+1%	3.9	4.8
New Zealand equities	+1%	0.6	-
Interest rates			
Investment returns	+/-1% or 100 bpts change in interest rates	141.7	148.6
Outstanding claims	+/-1% Change in net discount rate	145.7	137.3

- As noted in the June 2003 investor report, there were anomalies in the June 2003 sensitivities due to the equity protection programme in place on the equities portfolio and some short-term duration positions in the technical reserves.
- The relationships between gross equities held and the equity market sensitivities are now proportional as the Group is not currently using hedges to protect its equity market exposure.
- The duration of the fixed interest portfolio was essentially duration matched as at 31 December 2003. The gap in sensitivities between interest rates and outstanding claims effectively reflects the accounting treatment of unearned premium as a cash liability while the Group generally invests on the basis of its ultimate expected economic duration.

E.2 Operational sensitivities

- This table indicates the effect of a 1% change in key elements of the insurance operational performance on the Group's annual profit before tax for the respective periods. The sensitivities provided are annualised for 31 December 2003 and the 30 June 2003 comparatives includes annualised figures for CGU and NZI which were acquired in January 2003.
- The operational sensitivity has remained relatively unchanged over the past six months.

Sensitivity on net profit before tax	Change in assumption	30-Jun-03	31-Dec-03
	%	A$m	A$m
Insurance sensitivities			
Loss ratio - short-tail	-1%	37.4	38.1
Loss ratio - long-tail	-1%	11.2	11.3
Underwriting expenses	-1%	13.9	14.5

Appendix A – Strategy

- The Group's strategy is focused around managing the business to achieve top quartile shareholder return through sustainable quality growth. In May 2002, the Group identified the following strategic platforms to achieve its overall goal of top quartile total shareholder return.


Reinvigorate customer focus
Extend scale in general insurance
Leverage core capabilities
Risk management
Growth/quality earnings
Core operations
Deliver earnings
Build capability
Investigate & pursue
Emerging opportunities
Goals
Top quartile total shareholder return
ROE 13 – 15%
Double gross written premium by FY 2007 to $6.6bn
Maintain combined ratio < 100%
Maintain 'AA' category rating

- Since that time the Group has used the areas of focus on the left to deliver the goals on the right. Currently, the Group is delivering on each of these goals. Looking to the future, the Group is considering how best to sustain delivery on these goals. While considering itself very well placed to deliver double-digit earnings growth in the short to medium term from optimising its market leading position in the Australian and New Zealand markets, the focus for medium and long-term direction is how to sustain that double-digit earnings growth while also continuing to deliver the other goals.

- This future focus is encapsulated in the following chart:


Progress
Progressing this will depend on being able to show internationally applicable core competencies
Generation of international growth and profitability
Generation of domestic organic growth and profitability
We believe that there are substantial opportunities locally for a few years
June 2003
Generation of domestic scale
Delivered
Time

Appendix B – Corporate Governance

- The Group's corporate governance structure and supporting risk management framework provide a sustainable balance of the Group's core business function of paying claims and providing insurance at an affordable cost with its responsibility to provide fair and stable return to shareholders.
- The corporate governance structure stipulates guidelines on the following matters:
  - The role of the Board and management;
  - Ethical and responsible decision making;
  - Board composition;
  - How the Board operates;
  - Managing risks;
  - Board and executive performance; and
  - Compensation arrangements.
- For share based remuneration in the form of Performance Award Rights, the Group practice is to acquire the shares it anticipates will be needed to remunerate management and staff who may become entitled to exercise their Performance Award Rights. The costs of acquiring the shares are expensed over a three year vesting period. This accounting treatment is consistent with international accounting standards.
- The Group's corporate website: www.iag.com.au contains more information on the Group's corporate governance policies, including copies of key charters and policies.

Appendix C - Key ASX Releases

This schedule contains only a summary of the announcements made to the ASX since 1H03 commenced. It does not include announcements of changes in Directors' interests. Reference should be made to a full copy of the ASX announcements should further information be required. These are available on www.iag.com.au

2 February 2004	**IAG RPS1 (IAGPA) Class meeting** The meeting voted in favour of changing the terms of RPS1 (IAGPA) to align with RPS2 (IAGPB) in all relevant respects.
23 January 2004	**IAG to relocate share register** IAG announced it would be relocating its share registers in April 2004 to Computershare Investor Services Pty Limited.
19 January 2004	**CGU enters the marine insurance market** CGU announced it will enter the marine insurance market, establishing a business unit to offer specialised marine products. The marine insurance market in Australia generates approximately $300m per annum in premiums. CGU previously offered marine products through a joint venture with Zurich, which ended in December 2003 following the Insurance Australia Group's acquisition of CGU.
11 December 2003	**Agreement to sell ClearView businesses to MBF** IAG entered an agreement to sell its ClearView businesses to MBF for approximately $220m plus an additional $50m earn-out, subject to business performance.
12 November 2003	**Annual general meeting** The chairman informed the shareholders that the Group was well positioned to deliver another solid performance in the full year 2004. The positive operating environment and solid performance of CGU/NZI acquisition are the main drivers of the improved performance for the year-ended 30 June 2003. All resolutions put to the meeting were passed in accordance with the Directors' recommendations.
11 November 2003	**Dividends Payable for Reset Preference Shares RPS1 (IAGPA) and RPS2 (IAGPB)** IAG declared a fully franked preferred dividend on IAGPA (3.5m RPS) at a rate of 5.8% per annum and on IAGPB (2m RPS) at a rate of 4.51% per annum payable on 15 December 2003.
29 September 2003	**Pricing of shares to be allocated under DRP** The ordinary shares allocated under the dividend reinvestment plan (DRP) as part of the final dividend for 2003 were priced at $4.07 per share. The DRP price was based on an average market price for ten trading days from 15 September to 26 September 2003 inclusive. Under the DRP 9.1 million ordinary shares were allocated to participating shareholders.

1 September 2003	**IAG announces changes to Board processes and composition** The board approved a number of Board process and composition changes to ensure IAG governance practices remained in line with current developments. Referring the composition, the board numbers have reduced from ten to eight members following the retirement of Mrs Maree Callaghan and Mrs Mary Easson effective on 1 September 2003.
1 September 2003	**Payment of retirement benefit to former director** IAG Board resolved to pay $637,000 to former Chairman, Nicholas Whitlam, following the decision of the New South Wales Court of Appeal, in which Mr Whitlam was not found to have committed any breach of duties as a director of IAG.
21 August 2003	**Announcement of annual results – 30 June 2003**
11 August 2003	**Closing date for nominations for election of directors** IAG announced a closing date of 8 September 2003 for receipt of nominations for election of directors at the 2003 annual general meeting scheduled for 12 November 2003. The closing date was set pursuant to a waiver under ASX Listing Rule 14.3.
17 July 2003	**Update of investment market sensitivities** As a result of the improvement in the Group's capital position, tranches of option protection expiring in June 2003 over Australian and international equities were not replaced. At 30 June 2003, after expiry of these options, protection remains over 70% of the Group's $2.2bn equity exposure in face value terms (previously 95% at 31 March 2003). The effective exposure to equities, as a percentage of total investments for shareholders' funds and technical reserves, has risen from approximately 13% at 31 March 2003 to approximately 18% at 30 June 2003. The programme structure will continue to be assessed in the context of the Group's view of equity markets, its capital position and the costs of the programme.
1 July 2003	**Sale of IAG's health arm to MBF incorporates innovative product marketing alliance** IAG and the Medical Benefits Fund of Australia Limited (MBF) announced that IAG had agreed to sell its health insurance underwriting and claims operations, NRMA Health, to MBF for A$100 million. The purchase incorporates an exclusive six-year alliance in which IAG – operating as NRMA Insurance, SGIC and SGIO – will offer customers competitive health insurance products underwritten by MBF.

Share price trends & top 20 registered holdings

A. Ordinary Share price performance relative to the Australian All Ordinaries and Insurance Indices to 31 December 2003


150.0
140.0
130.0
120.0
110.0
100.0
90.0
80.0
70.0
60.0
50.0
40.0
01/07/02
01/08/02
01/09/02
01/10/02
01/11/02
01/12/02
01/01/03
01/02/03
01/03/03
01/04/03
01/05/03
01/06/03
01/07/03
01/08/03
01/09/03
01/10/03
01/11/03
01/12/03
S&P/ASX200 Index
IAG Share $
MSCI WORLD
ASX/S&P 200 INSURANCE INDEX
World Insurance Index

B. RESET PREFERENCE SHARES PRICE PERFORMANCE


Spread to Swap (bps)
300
250
200
150
100
50
0
Swap Yield to Reset Date (%)
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
Jun-02
Oct-02
Feb-03
Jun-03
Oct-03
Feb-04
IAGPA Spread to Swap (LHS)
IAGPB Spread to Swap (LHS)
IAGPA Swap Yield (RHS)
IAGPB Swap Yield (RHS)

- The first issue reset preference shares (IAGPA) listed on 5 June 2002. The shares are expected to pay a six-monthly fully franked dividend, currently fixed at 5.80% per annum.
- The second issue of reset preference shares listed on 23 June 2003. They are expected to pay a six-monthly fully franked dividend, currently fixed at 4.51% per annum.
- The performance of the IAGPA and IAGPB shares can be expected to be more directly influenced by the interest rate environment than the performance of IAG's business or the equity markets and the timing of payment of dividends.

C. Ordinary Shareholders (IAG) as at 31 December 2003

Rank	Investor	# Shares	% Issued Capital
1	JP Morgan Nominees Australia Limited	218,630,507	12.99
2	National Nominees Limited	127,284,358	7.56
3	Westpac Custodian Nominees Limited	121,052,690	7.19
4	Citicorp Nominees Pty Limited	35,747,550	2.12
5	Queensland Investment Corporation	25,202,228	1.50
6	AMP Life Limited	23,113,667	1.37
7	ANZ Nominees Limited	20,042,427	1.19
8	Citicorp Nominees Pty Limited (CFS WSLE Imputation FND A/C)	18,907,186	1.12
9	Westpac Financial Services Limited	17,271,368	1.03
10	Citicorp Nominees Pty Limited (CFS WSLE Aust Share FND A/C)	12,141,766	0.72
11	Cogent Nominees Pty Limited	11,473,007	0.68
12	Citicorp Nominees Pty Limited (CFS Imputation FND A/C)	10,938,196	0.65
13	Citicorp Nominees Pty Limited (CFS WSLE Geared SHR FND A/C)	10,842,594	0.64
14	Citicorp Nominees Pty Limited (CFS WSLE Industrial SHR A/C)	9,034,930	0.54
15	Government Superannuation Office (State Super Fund A/C)	8,899,677	0.53
16	Cogent Nominees Pty Limited (SMP Accounts)	6,959,157	0.41
17	Victorian Workcover Authority	6,637,830	0.39
18	Transport Accident Commission	5,586,405	0.33
19	HSBC Custody Nominees (Australia) Limited	5,017,604	0.30
20	RBC Global Services Australia Nominees Pty Limited	4,976,869	0.30

D. Reset Preference (IAGPA) Shareholders as at 31 December 2003

Rank	Investor	# Shares	% Issued Capital
1	Westpac Custodian Nominees	722,331	20.64
2	Citicorp Nominees Pty Limited	144,000	4.11
3	RBC Global Services Australia Nominees Pty Limited (JBENIP A/C)	140,540	4.02
4	AMP Life Limited	132,387	3.78
5	Citibank Limited	115,000	3.29
6	JP Morgan Nominees Australia Limited	101,980	2.91
7	Share Direct Nominees Pty Ltd	100,000	2,86
8	National Nominees Limited	99,460	2.84
9	RBC Global Services Australia Nominees Pty Limited (BKCUST A/C)	70,200	2.01
10	Net Nominees Limited C/- Westpac Securities Limited	63,645	1.82
11	JB Were Capital Markets Limited	46,563	1.33
12	Perpetual Trustee Company Limited	38,938	1.11
13	UBS Private Clients Australia Nominees Pty Ltd	37,448	1.07
14	Cambooya Pty Limited	31,100	0.89
15	ARGO Investments Limited	30,800	0.88
16	Merrill Lynch (Australia) Nominees Pty Ltd	30,290	0.87
17	Brencorp No 11 Pty Limited	22,500	0.64
18	RBC Global Services Australia Nominees Pty Limited	20,744	0.59
19	Citicorp Nominees Pty Limited	20,000	0.57
19	Equipart Nominees Pty Ltd	20,000	0.57
20	ANZ Executors and Trustee Company Limited	19,117	0.55

E. Reset Preference (IAGPB) Shareholders as at 31 December 2003

Rank	Investor	# Shares	% Issued Capital
1	Westpac Custodian Nominees Limited	246,850	12.34
2	National Nominees Limited	114,200	5.71
3	AMP Life Limited	97,114	4.86
4	Citicorp Nominees Pty Limited	92,500	4.63
5	RBC Global Services Australia Nominees Pty Limited	87,110	4.36
6	JP Morgan Nominees Australia Limited	86,212	4.31
7	Share Direct Nominees Pty Ltd (National Nominees A/C)	86,000	4.30
8	Warnford Nominees Pty Limited (No. 1 Account)	62,787	3.14
9	Equipart Nominees Pty Ltd	61,000	3.05
10	UBS Private Clients Australia	59,420	2.97
11	Net Nominees Limited	53,250	2.66
12	Permanent Nominees (Aust) Limited	50,000	2.50
13	JB Were Capital Markets Limited	49,572	2.48
14	UBS Nominees Pty Ltd (Primate Broking A/C)	43,604	2.18
15	IOOF Investment Management Limited	35,000	1.75
16	RBC Global Services Australia Nominees Pty Limited	29,458	1.47
17	Perpetual Trustee Company Limited	29,353	1.47
18	Mrs. Fay Cleo Martin-Weber	20,000	1.00
19	Permanent Trustee Australia Limited	17,000	0.85
20	Cogent Nominees Pty Limited (SMP Accounts)	16,291	0.81

IAG
Insurance Australia Group

Financial results
Half-year ended 31 December 2003

Michael Hawker, Chief Executive Officer

George Venardos, Chief Financial Officer

26 February 2004

Insurance Australia Group Limited
ABN 60 090 739 923

Good morning. Welcome to the Insurance Australia Group 1H04 results briefing.

Copies of all the materials we are using here this morning are already on our website.

Agenda

1. Operating environment — Michael Hawker
2. Performance overview — Michael Hawker
3. Capital & dividends — Michael Hawker
4. Integration update — George Venardos
5. Segmental analysis — George Venardos
6. MCR multiple — George Venardos
7. Conclusion & questions — Michael Hawker & George Venardos

Our operating environment

IAG
Insurance Australia Group

- Economic conditions sound
- Downward pressure on premiums
  - Competition intensifying
  - Tort law reform
  - Key statutory schemes stable
  - Claims inflation slowing
  - Property reinsurance rates softening
- 1 in 100 year storm in Victoria
  - Over 12,000 claims vs 1,800 for Canberra, ACT fires

Insurance Australia Group Limited
ABN 60 090 739 923

3

- Economy sound:
  - Car registrations up
  - Building starts
  - Real improvements in disposable income
  - Low unemployment
- Downward pressure on premiums from a number of sources
  - Competition intensifying
  - Tort law reform
  - Key statutory schemes stable
  - Claims inflation slowing
  - Property reinsurance rates softening

•The December 2003 storm in Melbourne cost significantly less than the Canberra bush-fires of January 2003 but has created more than six times the volume of claims for the business to manage.


Period of consolidation
IAG
Strategic focus on general insurance
– CGU and NZI added $2.5bn to annual revenue; integration ahead of schedule and EPS positive six months early
– Sale of health insurance operations and ClearView
Solid organic growth in policies/risks in force while customer retention remains high
– Motor up 9% annualised
– Home up 6.5% annualised
– Commercial up 4% annualised
– Offset by reductions in workers' compensation & liability
Contained expenses despite growth, showing efficient management of expanded business
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923
4

The business has been a hive of activity for the six months to December 2003 in a period of significant consolidation for the business.

The focus has been on four key areas:

• Organic customer growth;

• Focus on general insurance;

• Integration; and

• Strengthening of the culture of the company.

The outcome has been solid results with good customer growth and retention. Customer retention is over 90%. We had good growth in motor, home and commercial policies.

The progress on integration remains ahead of schedule and the acquisition is now EPS positive six months earlier than targeted at the time of acquisition.

Performance overview

- Net profit after tax of $302m profit for shareholders
  - High equity market returns ($204m pre-tax)
  - Under-pinned by strong operating performance
- Net earned premium up 6% (net of health sale)
- Loss and Expense Ratios improved
- Very strong capital position
  - Off-market buy-back – aim for completion by 30 June 2004
- Improved sustainability of operating performance
  - Dividend policy revised – dividend increased

Insurance Australia Group Limited
ABN 60 090 739 923

5

This is the first time since listing in August 2000 that the 'stars have aligned' favourably for the major factors determining the Group's result. The most significant of these – in terms of quantum – has been the turnaround in equity markets. But the most important – in terms of quality – has been the continued improvement and stability in the operating results. The combined outcome has been a profit for shareholders of $302m for the six months to 31 December 2003.

Our transformational acquisition of a year ago – the CGU and NZI businesses – has continued to perform well and, combined with the efforts of all the team on integration, is now earnings per share ('EPS') positive. This is 6 months ahead of the 18 month target announced with the acquisition. George Venardos will provide more detail on integration progress later.

The Group announced the sale of its two non-general insurance operations in Australia during the period. The Health Insurance business was sold in July 2003 and the sale of the ClearView Retirement Solutions business was announced in December 2003. The sale was not completed until January 2004. This leaves the Group very much focused on general insurance.

The Group's capital – measured as a multiple of the Group's minimum capital requirement ('MCR') – was 1.62x at 30 June 2003. As at 31 December 2003 it had reached 1.90x. This has led the Board to announce our intention to undertake an off-market buy-back – expected to be in the order of $350m.

The Board's view of the stability that the Group now has as a result of its scale and diversity and the current environment has led to the decision to revise the dividend policy which will increase the expected annual dividends, starting with the interim dividend to be paid in April 2004.

Financial results overview

IAG Insurance Australia Group

Financial results/ratios	Half year ended Dec-02	Half year ended Jun-03	Half year ended Dec-03
Net earned premium (A$m)	$1,799	$2,837	$2,912
Underwriting profit/(loss) (A$m)	$71	$128	$277
Total investment income (A$m)	$90	$162	$271
Reported NPAT (A$m)	$62	$92	$302
Net cash flow from operations (A$m)	$293	$532	$694
ROE % (Average Equity) to ordinary shareholders	4.0	5.4	18.4
Basic EPS (cents)	3.64	5.01	17.07
DPS	4.5	7.0	8.0
Group insurance ratios			
Loss ratio	76.8%	69.8%	65.6%
Expense ratio	19.2%	25.7%	24.9%
Administration expense	17.7%	19.0%	18.0%
Commission ratio	1.5%	6.7%	6.9%
Combined ratio	96.0%	95.5%	90.5%
Insurance margin (before tax)	16.1%	9.9%	11.8%
Consolidated MCR multiple	2.29	1.62	1.90
Australian insurance operations multiple	n/a	2.03	2.21
Minimum probability of sufficiency of general insurance claims reserves	>90%	>90%	>90%

Insurance Australia Group Limited
ABN 60 090 739 923

6

The acquisition of CGU and NZI has made comparisons with December 2002 (1H03) somewhat meaningless due to the increase of over 60% in the Group's business as a result of that acquisition. Accordingly, many of my comments will focus on comparisons with the six months to 30 June 2003.

Net earned premium ('NEP') of $2.9bn is up 2.6% since 30 June 2003 but adjusted for the sale of the health business it is up 6%.

$96m of the $149m increase in underwriting profit is attributable to the changes in discount rates over the six months to 31 December. A further $44m is due to the integration being a net contributor to profit rather than a drain on the results.

The increase in total investment income by $108m to $271m includes a reduction of $86m in the technical reserves component and an increase of $195m in the returns from shareholders funds –the latter being under-pinned by the turnaround in equity markets.

The insurance margin of 11.8% is at the top end of the FY04 target range of 9 – 12%.

The business continues to generate very strong net cash flows from operations – $694m for 1H04, up over $160m since 2H03.

The equity market returns are also key in the abnormally high annualised ROE for ordinary shareholders of 18.4% for the period.

The Group has continued its policy of applying a minimum level of reserving of 90% probability of sufficiency.

Operating performance on target

- Consistent delivery of underwriting profit targets
  - Six consecutive half years of underwriting profits
  - Reflects quality, scale and diversification of the business, including CGU and NZI
- Combined operating ratio ('COR') of 90.5%
  - Increased discount rates reduced COR and loss ratio 3.3%
  - Adjusted COR 93.8% well within FY04 target of 93 – 96%
- Administration ratio improved by 1%, down from 19.0% to 18.0%
- Achieved insurance margin of 11.8%, which is at high end of FY04 target of 9 – 12%

Insurance Australia Group Limited
ABN 60 090 739 923
7

The underwriting profit of $277m represents the sixth consecutive half-year of underwriting profit for the Group. This period's figure is inflated by a $96m adjustment for discount rates on outstanding claims reserves. It reduced each of the Group loss ratio and combined ratio by 3.3%. The offset is a reduction in investment income on technical reserves due to bond values falling as interest rates rose – the net impact is a loss of $2m.

The COR – adjusted for the discount impact – is 93.8% and within the Group's target range of 93 – 96% for FY04. The result, as expected, also includes a 0.9% strain from ongoing integration costs. If these costs are excluded the adjusted COR drops to 92.9%.

The result also includes $105m in respect of major storms in Sydney, Melbourne and Queensland during the period.

The Group's ability to continue to deliver CORs at this level is a testament to the benefits of the scale and diversity added to the business in recent years.

Within the COR, the expense ratio reduced by 0.8% to 24.9%. The commission component increased marginally to 6.9% but the administration ratio, reflecting the costs expended by the Group on its internal selling, underwriting and administration costs, decreased by 1% to 18%. This reflects both the benefits of scale and the efforts being put into improving our efficiency.


Customer indicators
IAG
Customer satisfaction
Jan-04
Aug-03
Nov-02
75
76
77
78
79
80
IAG Industry average
Claims satisfaction trends motor and home (direct channel)
90%
88%
86%
84%
82%
80%
78%
76%
74%
72%
Sept 01
May 02
Dec 02
May 03
Dec 03
Home
Motor
Average month complaints and Policies in Force (IAG direct retail polices)
No of complaints
Policies in force (000's)
Jun 02
Dec 02
Jun 03
Dec 03
Retention rates
96%
94%
92%
90%
88%
86%
84%
82%
80%
YTD Jun 02
YTD Dec 02
YTD Jun 03
YTD Dec 03
Motor
Home
Insurance Australia Group Limited
ABN 60 090 739 923
8

All major customer service indicators for the direct personal lines business demonstrate good progress:

•Customer satisfaction improving and above industry average;

•Customer complaints reducing in absolute terms while the number of policies is increasing. Complaints currently running at 0.05% per annum of policies in force;

• Claims satisfaction is improving and they are already at high levels – as are retention rates.

Contributions to profit before tax


Net profit before tax & amortisation
A$m
600
500
400
300
200
100
0
(100)
(200)
(300)
(400)
1H01
2H01
1H02
2H02
1H03
2H03
1H04
Underwriting result
Shareholders' fund returns
Technical reserve returns
Other (excluding tax & amortisation)
129
(41)
(35)
161
103
4
(16)
13
88
37
(54)
48
108
180
(115)
219
71
129
(18)
9
153
127
(54)
204
67
277
(10)

- Equity markets delivered substantial positive performance for first time since 2H01.
- Core operating earnings increasing in scale and quality.

Insurance Australia Group Limited
ABN 60 090 739 923

9

The purpose of this chart is to show the different components of the Group's reported profits before tax and amortisation.

The contribution from shareholders funds – the purple segment – is clearly the greatest it has been in over three years.

The impact of interest rate movements can be seen in the grey segments of the bars which are smaller this period than in either of the last two half-years. Indeed, the reduction of $98m in the income this period contrasts with an increase of $96m in the half-year to 31 December 2002. These movements had offsetting impacts of similar quantum on the underwriting result in each period.

Core operating earnings are increasing in line with the growth in the business size and the commitment to improving operational efficiency.

The continued reduction in other costs excluded from the underwriting result can also be seen. The biggest items remaining in this category are the income stream from fee based businesses (eg management of workers' compensation portfolios on behalf of governments) and the expenses of servicing the Group's shareholder base of over 1 million shareholders.


Growth and diversification
Gross Written Premium by business A$bn
Premium outside of NSW/ACT
12%
20%
21%
34%
40%
42%
51%
56%
$1.7bn
$1.8bn
$2.2bn
$2.6bn
$3.1bn
$3.6bn
$5.2bn
$6.3bn
FY97
FY98
FY99
FY00
FY01
FY02
FY03
1H04 Annualised
Business mix:
81% short-tail
19% long-tail
Motor
Home
Short-tail Commercial
Workers' Comp
CTP/Motor liability
Health
Liability
Other Short-tail
1. Includes GWP of all businesses except Inwards Reinsurance, which is in run-off.
2. The health business was sold in July 2003
3. Other short-tail primarily consist of other accident, extended warranty and consumer credit businesses.
Insurance Australia Group Limited
ABN 60 090 739 923
10

The growth in scale and diversity of premium can be seen in this chart.


COR components
Expense ratio
(and commission ratio for 1H03 to1H04)
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
21.1%
19.7%
20.1%
19.2%
17.7%
1.5%
19.0%
6.7%
18.0%
6.9%
1H01
2H01
1H02
2H02
1H03
2H03
1H04
Loss ratio
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
80.9%
80.1%
77.5%
74.3%
76.8%
69.8%
65.6%
1H01
2H01
1H02
2H02
1H03
2H03
1H04
Combined ratio
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
102.0%
99.8%
97.6%
93.5%
96.0%
95.5%
90.5%
1H01
2H01
1H02
2H02
1H03
2H03
1H04
IAG
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923
11

This chart shows the ongoing improvements in the administration ratio and loss ratio which under-lie the improved combined ratio. However, because of the movements in discount rates on claims reserves to which I have already referred, the most appropriate way of looking at the outcome is in terms of the insurance margin.

The most significant interest rate adjustments during the periods shown on the charts are an increase in the COR of 4.4% in 1H03 and a decrease in the COR of 3.3% in 1H04.

Insurance margin in FY04 target range

IAG



Insurance margin (pre-tax)
7.8%
7.3%
8.0%
9.4%
16.1%
9.9%
11.8%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
(2.0%)
(4.0%)
Sustainable range of 9-12% across the cycle
9.8%
(2.0%)
7.1%
0.3%
2.4%
5.6%
6.5%
2.9%
4.0%
12.1%
4.5%
5.4%
9.5%
2.3%
1H01
2H01
1H02
2H02
1H03
2H03
1H04
Underwriting result
Investment return on technical reserve

Insurance Australia Group Limited
ABN 60 090 739 923

12

The Group's insurance margin of 11.8% for the period is within the target range of 9 –12% announced last August for FY04.

It should be noted that the 1H03 margin of 16.1% was noted this time last year as unsustainable – it benefited from an unusually benign period for weather related claims and a net gain of nearly $14m on changes in interest rates.

The Group now considers that 9 – 12% is the sustainable range for the Group's current business mix. There may be short periods during which this range is exceeded, but these are not expected to be prolonged. The Group considers a period with a margin below 9% as very unlikely.

Market volatility of returns

IAG

Portfolio return (pre-tax) and incl. Derivatives	1H03 A$m	1H03 Annualised return %	2H03 A$m	2H03 Annualised return %	1H04 A$m	1H04 Annualised return %
Technical reserves	219	10.6	153	5.2	67	2.0
Shareholders' funds	(129)	(10.4)	9	(2.8)	204	16.8
Total investment income	**90**	**3.2**	**162**	**3.0**	**271**	**6.4**

- Technical reserves returns impacted by bond market devaluation – income yield of 5.6% pa
- Shareholders' fund return of 16.8% annualised is unsustainable
- Continue to match the duration of technical reserve investments with the expected duration of the related liabilities
- Equity market hedging now negligible in the context of Group capital position and market sentiment

Insurance Australia Group Limited
ABN 60 090 739 923

13

The return on technical reserves of $67m is stated net of $194m of interest income.

The return of $204m from shareholders' funds equates to 8.4% for the period or 16.8% annualised. This is not considered sustainable.

The combined return of $271m includes 58 basis points of active return from our fund managers.

The Group still holds some hedges against equity market movements but the value of these at 31 December 2003 was minimal. The Group is not actively seeking such protections at present given its strong capital position and market sentiment for equity markets.

Improvement in return on equity



Annualised return on equity
20.0%
15.0%
10.0%
5.0%
-
(5.0%)
5.3%
10.9%
(1.2%)
13.3%
5.1%
11.0%
18.4%
14.4%
Target range 13-15%
FY01
FY02
FY03
1H04
ROE (Actual) attributable to ordinary shareholders
ROE (Normalised) attributable to ordinary shareholders

Note:

1. *FY01-FY03 normalised ROE uses 6% return on technical reserves & 7.4% on shareholders' funds, both pre-tax.*
2. *1H04 normalised ROE uses 9.5% on shareholders' funds, pre-tax.*

Insurance Australia Group Limited
ABN 60 090 739 923

14

I alluded earlier to the 18.4% annualised return on equity and the impact of high equity market returns on this.

Normalising this by merely substituting the actual return on shareholders funds with 9.5% per annum and making the consequent adjustments to tax, produces a normalised return of 14.4%. This is towards the high end of the Group's target range of an average of 13 – 15% over the cycle which is to be expected when the insurance margin is towards the top end of the sustainable range.

Strategic asset allocation review

- Shareholders' funds
  - Philosophy of equities focus unchanged
  - Introducing more diversity of assets and managers
  - Aggregate of c20% allocated to private equity, absolute return funds, hedge funds and Australian 'small caps'
  - Reduces volatility of total portfolio with minimal impact on expected returns
- Technical reserves
  - No change in policy of 100% fixed interest/cash exposure and duration matching of liabilities
  - Physical holdings of up to 12.5% in Australian equities
  - Provides additional active return capacity & reduces the Group's average tax rate

Insurance Australia Group Limited
ABN 60 090 739 923
15

The Group has been reviewing its strategic asset allocation over a number of months. This was undertaken in the context of the Group's intent that shareholders' funds remain largely in equities and technical reserves should remain exposed to duration matched fixed interest/cash investments. The purpose of the review was to research opportunities to reduce volatility while minimising any reduction in expected returns.

The outcome of this review has been a decision to change the detailed application of these investment philosophies.

For shareholders' funds, this involves the introduction of a more diverse range of assets and managers. An aggregate of approximately 20% will be allocated to hedge funds, absolute return funds and Australian 'small caps'. Approximately 20% of the funds will remain in international equities. Modelling undertaken shows that this will reduce the volatility risk by 30% with only a $2m reduction in the expected returns.

For technical reserves, the Group plans to re-introduce physical holdings of Australian equities for up to 12.5% of the portfolio with an over-lay to swap the exposure back to bonds. This will retain the duration matched fixed interest/cash exposure but enable the Group to access active equity return and fully franked dividends.

Capital

- Group MCR multiple target updated to a benchmark of 1.60x
  - Updated for sale of ClearView and health insurance
  - Continue to target retention of 'AA' category rating
- Group multiple at 1.90x at 31 December 2003
- Reinsurance programme updated
  - Earthquake cover increased to $3bn and all perils to $2bn
  - Group maximum event retention (whole of account) increased to $100m – still under 2% of NEP
  - Costs up less than 5% – while property aggregates (net of commercial surplus) increased 22%

Insurance Australia Group Limited
ABN 60 090 739 923
16

The Group has undertaken an extensive exercise during the period to revalidate its economic capital models incorporating more information, particularly on CGU and NZI. It has also been adjusted for the sale of ClearView and the health insurance underwriting business – both of which operated with lower MCR multiples than the general insurance business.

The outcome has been to increase the benchmark multiple for the Group to 1.60x MCR.

The Group multiple at 31 December 2003 – also adjusted for the sale of ClearView and the reinsurance programme effected for 1 January 2004 – was 1.90x. This level of capital adequacy, combined with the expected ability of the business to continue to generate surplus capital, underpins today's announcements of a buy-back and increased dividend.

However, before turning to those, I will update you on the Group's reinsurance programme changes. The Group currently renews all its programme – other than CTP – on a calendar year basis. For 2004, the cover limits have been increased by $0.5bn relative to a year ago. The Group has also increased its deductible for a first event to $100m – which is still under 2% of NEP. This level was considered a good balance between volatility and capital efficiency.

The costs of the programme increased by less than 5% while property aggregates (net of commercial surplus) exposed to the reinsurance covers increased by 22%. The Group benefited from reduced rates for property covers with ongoing increases experienced in casualty covers.

Buy-back of c$350m planned

IAG
Insurance Australia Group

- Intend to undertake an off-market buy-back in the order of $350m
  - Utilising surplus capital & franking credits
- Expect to use a tender process
- Terms and conditions to be announced on finalisation
- Aim to complete by 30 June 2004

Insurance Australia Group Limited
ABN 60 090 739 923
17

The Group intends to undertake an off-market buy-back in the order of $350m of ordinary shares. This will utilise surplus capital and franking credits and follows from the Group's commitment to efficient capital management and not holding onto under-utilised capital for any considerable length of time.

The terms and conditions are now being developed and will be announced on completion.

It is expected that a tender process will be utilised.

A timetable will be announced as soon as possible, with the aim of completing the buy-back by 30 June 2004.

Revised dividend policy

- Reflects
  - Increased stability of core insurance earnings
  - Decreased exposure to equity market volatility relative to size of business
  - Large bank of distributable earnings (c$800m) and franking credits (c$500m)
- Outcome
  - Will use actual insurance profit
  - Only shareholders' fund returns will be normalised
  - Payout range narrowed to 50 – 70% of normalised earnings
  - Earnings now calculated prior to amortisation expense (currently $108m per annum)

Insurance Australia Group Limited
ABN 60 090 739 923

As foreshadowed when we announced the FY03 results last August, the Group reviewed the dividend policy put in place prior to the Group's listing in 2000. The review factored in:

• Increased stability of core insurance earnings;

• Decreased exposure to equity market volatility – now a shareholders' funds portfolio of $2.5bn (compared with $3.5bn at listing) on a premium base of over $6bn (c$2.5bn at listing); and

• The growing bank of distributable earnings (in excess of $0.4bn in the parent entity and a further $0.4bn accessible in subsidiaries) and the current capacity to full frank all of these.

The outcome is a revised dividend policy which increases the expected level of dividends payable. The changes are as follows:

• Profits will still be normalised but only in respect of the shareholders' fund income. The rate used will be based on a risk-free rate plus an equity risk premium (c4%). This currently equates to 9.5% per annum pre-tax. The policy of duration matching the technical reserves means that fluctuations in interest rates are adequately addressed in the insurance margin;

• Earnings will be calculated prior to amortisation costs. This reflects the underlying capacity of the business and the anticipated changes to the treatment of goodwill on the introduction of international financial reporting standards;

• The payout range has been narrowed to 50 – 70% of earnings from 40 70%; and

• The interim:final split will be roughly 45:55 rather than 40:60.

1H04 dividend increased

- Applied new policy for current dividend
- Interim dividend of 8.0c per ordinary share
  - Up 78% from 4.5c at 1H03 (fully franked)
- Dividend reinvestment plan will continue to operate
  - Shares required will be sourced on market (no dilution)
  - No discount
  - Pricing period will be the 10 trading days from 22 March 2004
- Dividend to be paid on 19 April 2004
  - Record date of 17 March 2004

Insurance Australia Group Limited
ABN 60 090 739 923
19

Application of the new policy to the results for the six months ended 31 December 2003 has resulted in the Directors resolving to pay an interim dividend of 8.0 cents per ordinary share, fully franked.

This represents an increase of 3.5 cents – or 78% – on the last interim dividend.

The Group's successful dividend reinvestment plan ('DRP') will continue to operate. Over 200,000 of our shareholders – with participation continuing to grow – now utilise the plan.

In view of the Group's strong capital position, the plan is to continue the practice started last October of sourcing the shares required for DRP participants from on-market purchases.

There will be no discount for shares and the DRP pricing period will run for 10 trading days from 22 March.

The dividend is scheduled to be paid on 19 April 2004.


Conclusion
IAG
Solid organic growth in policies in force and high retention rates
Expenses tightly managed
Strong cash flow
Earnings more predictable and stable going forward
Capital position exceeds target range
Intend to undertake buy-back
Raised dividend payout
CGU
Insurance Australia Group Limited
ABN 60 090 739 923
20

The six months to 31 December 2003 has been a period of consolidation for the Group. The businesses that now constitute Insurance Australia Group – and the people who work in them – provide an excellent platform for the delivery of predictable and stable earnings.

The Group is very strongly capitalised and expects to remain well capitalised as it undertakes a buy-back and increases its dividends to shareholders.

Now I will pass to George Venardos to provide some more details on segments of the business.

Areas to be covered in more detail

- Integration update
- Segment analysis
- MCR multiple

Insurance Australia Group Limited
ABN 60 090 739 923

Synergy realisation remains on target

- Acquisition EPS positive at 31 December 2003

Synergy realisation schedule	2H03 Actual	1H04 Target	1H04 Actual	2H04 Estimated
All amounts are pre-tax	A$m	A$m	A$m	A$m
Cumulative run-rate per annum				
Personal lines	15	49	41	80
Commercial	14	20	27	27
IT, shared services & overheads	13	25	33	33
Australia sub-total	**42**	**94**	**101**	**140**
International - New Zealand	**12**	**17**	**16**	**20**
Total synergies in run-rate	**54**	**111**	**117**	**160**
Reported income statement				
Synergy benefits collected	9	38	33	76
Costs of implementation expensed	(45)	(40)	(25)	(25)
Net impact on profit for period	**(36)**	**(2)**	**8**	**51**

Insurance Australia Group Limited
ABN 60 090 739 923

22

- Has been a key focus of the organisation for the last year.
- Incurred costs of $25m in 1H04 – $9m in claims and $16m in underwriting.
- Integration project to be completed in 2H04.
- IT Transformation – systems infrastructure replacement to be completed by 30 June 2004. No synergy benefits included in the $160m run-rate target for this roll-out.
- $117m captured in run-rate by 31 December 2003. Balance to be captured in the next three months.
- Earnings per share (EPS positive) six months ahead of schedule.
- Integration budget of $145m (of which c$50m was capitalised) is on track.
- We have had very high customer retention in the CGU and NZI businesses throughout integration.

Domestic short-tail ratios


Combined ratio
110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
98.3%
98.6%
98.0%
92.3%
93.4%
1H01
2H01
1H02
2H02
1H03
2H03
1H04


Insurance margin (pre-tax)
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
4.9%
3.8%
4.0%
8.4%
11.6%
7.8%
1H01
2H01
1H02
2H02
1H03
2H03
1H04

- Step change from high 90s to 92 – 94% realised
- 1H04 includes 1% 'hit' from integration expenses

Insurance Australia Group Limited
ABN 60 090 739 923

•COR of 93.4% includes $20m (1%) of integration expenses and $80m for costs of major storms.

•Going forward, higher running yields on technical reserves will benefit the insurance margin.

• The short-tail business is well-positioned to produce similar results in the long term.

Domestic short-tail performance

IAG Insurance Australia Group

Domestic short-tail	Half year *ended* Dec-02	Half year *ended* June-03	Half year *ended* Dec-03
	A$m	A$m	A$m
Gross written premium	**1,252**	**2,163**	**2,084**
Gross earned premium	**1,216**	**2,006**	**2,067**
Net premium revenue	**1,163**	**1,868**	**1,907**
Underwriting profit	**89**	**103**	**126**
Investment income on technical reserves	46	42	38
Insurance profit	**135**	**145**	**164**
Insurance ratios			
Loss ratio	71.7%	66.8%	66.9%
Expense ratio (1)	20.6%	27.7%	26.5%
Administration ratio	*20.0%*	*21.4%*	*19.6%*
Commission ratio	*0.6%*	*6.3%*	*6.9%*
Combined ratio	92.3%	94.5%	93.4%
Insurance margin (before tax)	11.6%	7.8%	8.6%

Note: (1) Includes integration expenses of $20m in 1H04 and $37m in 2H03.

- GWP reduced by $79m – entirely due to the sale of the health insurance business in July 2003.
- Continue to experience high retention rates and lower complaint levels.
- Policies/risks in force grew by 2.8%.
- Best indication of growth is gross earned premium which is up 8% (adjusted to exclude health insurance from 2H03).
- Administration ratio improved by 1.8% to 19.6%.
- Excluding the fire brigades expense from both premiums and claims reduces the ratio to 16.7%.
- Not seeing reductions of note in car parts prices in spite of the A$ appreciation – parts prices up 1.5% in the past 18 months.
- Theft frequency down 19% during 2003.
- Average premiums rose by less than 3% across personal lines during 1H04.

Domestic long-tail ratios



Combined ratio
125.0%
120.0%
115.0%
110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
115.4%
90.0%
106.4%
95.5%
95.4%
102.2%
17.0%
73.6%
FY98
FY99
FY00
FY01
FY02
FY03
1H04
Insurance margin (before tax)
40.0%
30.0%
20.0%
10.0%
0.0%
21.8%
36.1%
27.9%
30.9%
16.5%
25.2%
29.6%
FY98
FY99
FY00
FY01
FY02
FY03
1H04

- COR benefits by 17.0% from increased discount rate on claims reserves

Insurance Australia Group Limited
ABN 60 090 739 923

25

• COR of 73.6% is abnormally low.

• If the discount rates applied to claims reserves had not increased during 1H04, the COR would have been 17.0% higher or 90.6%.

• This reflects the Group's consistent, conservative provisioning policy and improving claims experience.

• The two major lines – NSW CTP and WA workers' compensation – have been improving since scheme amendments were implemented in 1999.

• An insurance margin in excess of 15% on average across the cycle is needed to properly reflect the risk.

• Will benefit from higher running yields on technical reserves investments going forward.

Domestic long-tail – performance

Domestic long-tail	Half year ended Dec-02	Half year ended June-03	Half year ended Dec-03	*Variance from Jun-03*
	A$m	A$m	A$m	*A$m*
Gross written premium	**410**	**639**	**604**	***(35)***
Gross earned premium	**439**	***580***	**599**	***18***
Net premium revenue	**423**	**559**	**565**	***5***
Underwriting profit	**(22)**	**-**	**149**	***149***
Investment income on technical reserves	169	100	18	*(82)*
Insurance profit	**147**	**100**	**167**	***68***
Profit from fee based businesses	3	2	17	*15*
Total long-tail result	**150**	**102**	**184**	***82***
Insurance ratios				
Loss ratio	93.9%	82.5%	56.2%	*(26.3%)*
Expense ratio (1)	11.3%	17.5%	17.4%	*(0.1%)*
Administration expense ratio	*10.2%*	*12.3%*	*12.6%*	*0.3%*
Commission ratio	*1.1%*	*5.2%*	*4.8%*	*(0.4%)*
Combined ratio	105.2%	100.0%	73.6%	*(26.3%)*
Insurance margin (before tax)	34.8%	17.8%	29.6%	*11.8%*

Note: (1) Includes integration expenses of $1m in 1H04 $3m in 2H03

• GWP reduced by $35m due to seasonality in the CGU renewals and rate reductions in some of the statutory schemes.

• Within total premium, rate reductions in the major schemes since 1999 have been offset to an extent by increased market share. However, the Group is not keen to increase market share much more in the NSW CTP and WA workers' compensation markets.

• Large increase in profit from fee based businesses. The Group received incentive payments which are not expected to recur in 2H04.

• Improving claims experience and tort reform in the personal injury and liability classes makes it unlikely premium growth will be more than 4% going forward.

International performance

International operations	Half Year ended Dec-02	Half Year ended June-03	Half Year ended Dec-03
	A$m	A$m	A$m
Gross written premium	224	461	454
Gross earned premium	213	431	450
Net premium revenue	213	410	440
Underwriting profit/(loss)	4	25	2
Investment income on technical reserves	4	11	11
Insurance profit/(loss)	8	36	13
Insurance ratios			
Loss ratio	70.9%	66.3%	71.6%
Expense ratio (1)	27.2%	27.6%	28.0%
Administration ratio	20.0%	17.6%	18.5%
Commission ratio	7.2%	10.0%	9.5%
Combined ratio	98.1%	93.9%	99.6%
Insurance margin (before tax)	4.0%	8.8%	3.0%

Note: (1) Includes integration expenses of $4m in 1H04 and$5m in 2H03

Insurance Australia Group Limited
ABN 60 090 739 923

27

• The segment comprises the Group's New Zealand operations and its captive insurer.

• GWP marginally reduced ($7m) due to to exchange rate movement.

• GEP rose 4.4%.

• Seasonality impact on claims which usually favours the second half of the financial year. The storms earlier this month are unusual and will make it more difficult for this business to achieve its targets for FY04.

• Expense ratio up slightly due to expenses of integration and IT Transformation.

• New system due for implementation mid-year will produce benefits in the NZ business going forward.

• The Group's captive insurer absorbed $25m of losses from the major storms in Australia during 1H04.

• Still targeting a COR of 91 – 93% for this segment for FY04.

MCR Multiple

Coverage of regulatory capital requirements	IAG Group 30-Jun-03	Insurance Australia Ltd Group 30-Jun-03	IAG Group 31-Dec-03	Insurance Australia Ltd Group 31-Dec-03
	A$m	A$m	A$m	A$m
Tier 1 capital				
Paid-up ordinary shares	3,434	885	3,434	1,286
Hybrid equity	539	-	539	-
Reserves	(2)	-	(2)	-
Retained earnings (2)	(396)	2,555	(183)	2,443
Excess technical provisions (net of tax)	353	327	371	336
Less: deductions	(1,838)	(1,456)	(1,745)	(1,403)
	2,090	2,311	2,414	2,662
Tier 2 capital				
Term subordinated notes	657	657	618	618
Capital base	2,747	2,968	3,032	3,280
Minimum capital requirements (MCR):				
Australian general insurance businesses	1,392	1,460	1,456	1,486
International insurance businesses (1)	136	-	142	-
Other businesses (2,3)	165	-	-	-
Minimum capital requirements	1,693	1,460	1,598	1,486
MCR multiple	1.62x	2.03x	1.90x	2.21x

Notes

1. ***The MCR and Capital base for International insurance businesses is calculated on a similar basis to the Australian regulatory requirements and includes the Captive reinsurance business and the operations in New Zealand.***
2. ***The 30 June 2003 position excludes the capital requirement of NRMA Health Pty Limited as the Group sold this business in July 2003. Similarly, the 31 December 2003 position excludes the capital requirement of the ClearView business as this business was sold in January 2004. The retained earnings position at 31 December 2003 has been stated assuming $43m of profit on sale of the ClearView business.***
3. ***Other businesses include the minimum capital requirement of NRMA Life Limited, and an allocation of capital for the fee-based businesses. With the sale of the ClearView business and a review of the Group's capital, these have been excluded from the 31 December 2003 MCR calculation.***

Insurance Australia Group Limited
ABN 60 090 739 923

• The Group's capital mix is still at 68% equity, 12% hybrid and 20% debt – which is in line with S&P's requirements for an 'AA' rating.

• Group MCR requirement reduced by $95m relative to 30 June 2003.

• Effective 1 January 2004 – and included in these figures – is an increase in the maximum event retention ('MER') by $30m.

• Although the Group has hedged its currency and interest rate exposure on its US$ subordinated debt, the value of these hedges cannot be included in the capital base under APRA requirements. This reduces the contribution of this debt to available capital.

• The combination of these movements reduced the MCR multiple by 6 basis points at December 2003.

Outlook

- Short-term outlook – subject to major insured losses
  - Solid economic growth supporting growth in policies
  - Growth in average premiums may be lower
  - Insurance margin momentum strong & may exceed 12%
- Longer term essentially unchanged – expect
  - To sustain an insurance margin in the range of 9 – 12% on current business mix
  - Organic growth to be about two times nominal GDP growth in Australia & New Zealand
  - ROE for ordinary shareholders of 13 – 15% over any cycle

Insurance Australia Group Limited
ABN 60 090 739 923
29

In the short term, insurance margin momentum is strong and may generate insurance margins in excess of the target range. This is not expected to be sustainable, eg commercial property rates have already begun to soften.

There are a number of moving parts in an insurance operation – only some of which one has control over. However, the Group's scale and diversity and its focus on risk management mean that it is well placed to continue to deliver quality returns.

The Group's longer term view is essentially unchanged. As noted earlier, we now consider that an insurance margin in the range of 9 – 12% is sustainable and that goal of 13 – 15% ROE for ordinary shareholders remains appropriate.

We believe the Group is well positioned to deliver organic growth from its own endeavours as well as from market growth continuing at about two times nominal GDP growth in Australia and New Zealand.

Top line growth may be lower than this in some areas as rate reductions take place – eg the Group recently announced a reduction in the premium rates for NSW CTP and rate reductions have already been instituted for some workers' compensation portfolios. However, while rate reductions reflect improved claims experience, insurance margins should be sustained.



Five year strategy from 2002 - Delivered
IAG
Reinvigorate customer focus
Extend scale in gen. insurance
Leverage core capabilities
Risk management
Growth/quality earnings
Core operations
Deliver earnings
Build capability
Investigate & pursue
Emerging opportunities
Goals
Top quartile total s'holder return
ROE 13 – 15%
Double GWP by FY 2007 to $6.6bn
Maintain combined ratio < 100%
Maintain AA category rating
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923
30

Due to the acquisition of CGU and NZI combined with good core organic growth, we have effectively met our five year growth strategy.

We are also delivering on the other goals.

The Group is currently considering a new growth target as part of our annual review, however our current focus will remain on ensuring completion of the integration of CGU and NZI and improving the core businesses we now own.

We believe that improvements in our core businesses can deliver double digit earnings growth for the next couple of years.

Questions

IAG
Insurance Australia Group

Insurance Australia Group Limited
ABN 60 090 739 923

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

26 February 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

FINANCIAL RESULTS – HALF YEAR ENDED 31 DECEMBER 2003

Attached for immediate release to the market is Insurance Australia Group Limited's Appendix 4D – Half Year Ended 31 December 2003.

The documents below will be lodged separately:

1. IAG Half Year Financial Report – 31 December 2003;
2. Media Release;
3. Presentation Slides; and
4. Investor Report – 31 December 2003.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (6 pages)

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

HALF YEAR REPORT 31 DECEMBER 2003

APPENDIX 4D

CONTENTS

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4D – HALF YEAR REPORT 31 DECEMBER 2003

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	Up/down	% change	$m
Revenue from ordinary activities	Up	77.3%	3,898
Profit from ordinary activities after tax attributable to shareholders	Up	387.1%	302
Net profit attributable to shareholders of Insurance Australia Group Limited	Up	387.1%	302

Dividends – ordinary shares	Amount per share	Franked amount per share
Interim dividend	8.0 cents	8.0 cents

The record date of the dividend is 17 March 2004. The dividend is to be paid on 19 April 2004. The last date for the receipt of an election notice for participation in the company's Dividend Reinvestment Plan is 17 March 2004.

OTHER INFORMATION

During the half year the Insurance Australia Group held an interest in the following joint ventures:

	% Held
Associated Marine Insurers Agents Pty Ltd	50
NTI Limited	50

The company's aggregate share of profits of these entities is not material.

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4D – HALF YEAR REPORT 31 DECEMBER 2003

APPENDIX 4D COMPLIANCE MATRIX

Appendix 4D disclosure requirements	Insurance Australia Group Appendix 4D	Page Number	Note Number
1. Details of the reporting period and the previous corresponding period.	All financial data headings		
2. Key information in relation to the following. This information must be identified as "Results for announcement to the market". 2.1 The amount and percentage change up or down from the previous corresponding period of revenue from ordinary activities. 2.2 The amount and percentage change up or down from the previous corresponding period of profit (loss) from ordinary activities after tax attributable to members. 2.3 The amount and percentage change up or down from the previous corresponding period of net profit (loss) for the period attributable to members. 2.4 The amount per security and franked amount per security of final and interim dividends or a statement that it is not proposed to pay dividends. 2.5 The record date for determining entitlements to the dividends (if any). 2.6 A brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.	"Results for announcement to the market" page 1 Appendix 4D		
3. Net tangible assets per security with the comparative figure for the previous corresponding period.	Attachment A: Half year financial report 31 December 2003: • Notes to the financial statements - Net tangible assets.	P.16	Note 15
4. Details of entities over which control has been gained or lost during the period, including the following. 4.1 Name of the entity. 4.2 The date of the gain or loss of control. 4.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	Attachment A: Half year financial report 31 December 2003: • Notes to the financial statements - Changes in the composition of the consolidated entity	P.13	Note 11

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4D – HALF YEAR REPORT 31 DECEMBER 2003

5.	Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable and (if known) the amount per security of foreign sourced dividend or distribution.	Attachment A: Half year financial report 31 December 2003: • Notes to the financial statements - Dividends note	P.11	Note 7
6.	Details of any dividend or distribution reinvestment plan in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan.	Attachment A: Half year financial report 31 December 2003: • Notes to the financial statements - Contributed equity note - Dividend note	P.11-12 P.11	Note 8 Note 7
7	Details of associates and joint venture entities including the name of the associate or joint venture entity and details of the reporting entity's percentage holding in each of these entities and - where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.	"Other information" page 2 Appendix 4D		
8.	For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).	Not applicable		
9.	For all entities, if the accounts are subject to audit dispute or qualification, a description of the dispute or qualification.	Not applicable		

ATTACHMENT A

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

HALF YEAR FINANCIAL REPORT – 31 DECEMBER 2003

IAG
Insurance
Australia
Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

MEDIA RELEASE

26 February 2004

IAG announces executive changes

Insurance Australia Group Limited today announced Group Executive, Mr Mario Pirone would assume responsibility for its Intermediary Business operations following the planned retirement of Mr Bob Wagstaffe on 25 August this year.

Insurance Australia Group Chief Executive Officer, Mr Michael Hawker said Mr Wagstaffe would be instrumental in the six-month transition process. The long lead time will allow Mr Pirone to play an integral role in major planning and strategy initiatives during the transition.

"With more than 38 years' experience in the insurance industry, Bob's knowledge and expertise will be missed. During that time, Bob has been instrumental in building CGU into the leading commercial and rural insurer in Australia," Mr Hawker said.

"I'd particularly like to thank Bob for his leadership through the integration which continues to run ahead of schedule. Bob can be very proud of the legacy he leaves behind.

"In accepting Bob's decision to retire, I'm pleased to have been able to appoint someone from within our executive team to this pivotal role. It demonstrates the strength of our management team and our preference to continue to build general management expertise by rotating executives in key roles.

"Mario was an obvious candidate to oversee this area of the business. With more than 20 years' experience in insurance and financial services, and having been a part of the executive teams of both SGIO and Insurance Australia Group since 1992, Mario has demonstrated his ability to manage and grow different business areas."

Mr Pirone joined IAG in 1999 through its acquisition of SGIO. Since then, Mario has held several senior positions within Insurance Australia Group in Strategy & IT, eCommerce and Asset Management including Retirement Services.

Mr Pirone will retain responsibility for the Asset Management portfolio.

- ends -

Media Relations
Name Carolyn McCann
Telephone 02 9292 9557
Mobile 0411 014 126

Investor Relations
Name Anne O'Driscoll
Telephone 02 9292 3169
Mobile 0411 012 675

Insurance Australia Group (IAG) is Australasia's leading general insurance group. The group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance SGIO, SGIC, CGU, Swann Insurance, State Insurance, NZI.

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

26 February 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

SENIOR MANGEMENT CHANGE

Attached for immediate release to the market is a Media Release in relation to a senior management change announced by Insurance Australia Group Limited today.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (1 page)

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

ASIC

Australian Securities and Investments Commission

Change to company details

Form 484 - Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms

484 A - change of address, name (officeholders or members), details (ultimate holding company)

484 B - appoint/cease officeholder, change special purpose company status

Company details

Company name

INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN

090 739 923

Is this document being lodged to update the Annual Company Statement that was sent to you?

[ ] yes
[X] no

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY SHARES	1,684,102,873	3,472,853,105.00	0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occured

'/02/2004

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	20,000	0.00	0.00

.rliest date of change

Please indicate the earliest date that any of the above changes occured

27/02/2004

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ yes (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ no (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation

Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

/ /

Signature

This form must be signed by a current director or secretary of the company

I certify that the information in this form is true and correct.

Name

REVELL, GLENN DEREK

Capacity

[ ] Director

[X] Company secretary

Signature

[signature]

Date signed

27/02/2004

Lodging Party Details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent details

If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number

21781

Queries about this form

You can nominate an officeholder lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact

[ ] Signatory above

[X] ASIC registered agent above

[ ] Name of lodging party

Address

DX Number

DX City/suburb

Telephone Number

Mail

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

IAG
Insurance
Australia
Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

MEDIA RELEASE

2 March 2004

IAG successful in US arbitration

Insurance Australia Group today announced it had been successful in an ongoing arbitration in relation to a quota share reinsurance contract with a US insurer dating back to July 1997.

The arbitration panel ordered the rescission of the reinsurance contract.

The Group has previously disclosed this matter as a contingent liability in its financial statements since proceedings commenced in 1999.

The award is for US$29 million including interest and costs. The financial impact to the Group's accounts is expected to be a pre-tax profit of AUS$5 million for the six months ended 30 June 2004.

The US insurer has foreshadowed that it may challenge the ruling.

- ends -

Media Relations

Name	Carolyn McCann
Telephone	02 9292 9557
Mobile	0411 014 126

Investor Relations

Name	Anne O'Driscoll
Telephone	02 9292 3169
Mobile	0411 012 675

Insurance Australia Group (IAG) is Australasia's leading general insurance group. The group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance SGIO, SGIC, CGU, Swann Insurance, State Insurance, NZI.

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

4 March 2004

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

Dear Sir

Issue of Performance Award Rights (PARs)

We attach, pursuant to CO 03/184, copies of the Insurance Australia Group Limited Performance Award Rights Plan (**PAR Plan**):

1. Application Form;
2. Explanatory Booklet; and
3. PAR Plan Terms.

These documents, together with offers under the PAR Plan, were provided to eligible employees on 26 February 2004.

Yours sincerely

Glenn Revell
Company Secretary

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE N4

N:\CSCDept\CSCUser\ASIC\2004\Letters\PARs 040304.doc

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

10 March 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

INTERIM REPORT 2004

In accordance with Listing Rule 3.17, please find enclosed Interim Report 2004, which is to be sent to IAG shareholders from today.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (2 pages)

FINANCIAL HIGHLIGHTS

Results for the six months ended 31 December 2003 compared to the previous corresponding six month period, bearing in mind the impact of the CGU and NZI acquisition on trend comparisons.

$302m

Net profit after tax increased to $302m, mainly due to the acquisition of CGU/NZI and upturn in equity markets.

$2,912m

Net earned premium increased to $2,912m following the acquisition of CGU/NZI.

$277m

Underwriting result increased to $277m from $71m.

$344m

Insurance profit increased to $344m from $290m.

$204m

Investment income on shareholders funds increased to $204m from a loss of $129m following the best equity market returns in three years.

11.8%

Insurance margin of 11.8% was within target range of 9%-12%.

8c

Interim dividend increased to 8c from 4.5c in line with our new dividend policy (see details inside).

GROUP DIRECTORY

Share Registry Contact Details
ASX Perpetual Registrars Limited
Locked Bag A3050
Sydney South NSW 1232

Telephone 1300 360 688
Fax (02) 9287 0303
Email iag@asxperpetual.com.au

Registered Office
Insurance Australia Group Limited
Level 21, 388 George Street
Sydney NSW 2000

Telephone (02) 9292 9222
Fax (02) 9292 8072
Website www.iag.com.au

Group Company Secretary
Anne O'Driscoll FCA, ANZIIF (Fellow)

Insurance Australia Group Limited
ABN 60 090 739 923

Interim report for shareholders 2004

IAG Insurance Australia Group

FINANCIAL PERFORMANCE

FINANCIAL POSITION

	As at 31 Dec 2002 $bn	As at 31 Dec 2003 $bn
Investments	8.9	11.1
Other assets	2.3	4.3
Intangibles	0.6	1.5
Total assets	**11.8**	**16.9**
Claims provisions and unearned premium	5.7	9.5
Borrowings and other liabilities	2.3	3.1
Total liabilities	**8.0**	**12.6**
Net assets	**3.8**	**4.3**
Equity attributable to IAG shareholders	3.3	3.7
Outside equity interests	0.5	0.5
Total equity	**3.8**	**4.3**

FINANCIAL PERFORMANCE

	6 months ended 31 Dec 2002 A$m	6 months ended 31 Dec 2003 A$m
Net premium revenue	1,799	2,912
Net claims expense	1,382	1,909
Underwriting expenses	346	726
Underwriting profit/(loss)	71	277
Insurance profit	290	344
Net profit attributable to shareholders	**62**	**302**

MESSAGE FROM THE CHAIRMAN AND CEO

NRMA Insurance SGIO SGIC CGU Swann Insurance STATE NZI

We are pleased to report Insurance Australia Group delivered a strong result for the first half of the 2004 financial year. This result confirms our position as Australasia's leading general insurance group and demonstrates our ability to provide shareholders with quality, sustainable returns.

Our strong performance reflects the increased scale of the business following the acquisition of CGU and NZI, as well as the considerable improvement in equity markets, and enhancements made to our underlying business during the period.

The acquisition of CGU and NZI has added approximately $2.5 billion in annual revenue to our business and provides us with a wider range of products, a greater presence in all markets and more distribution channels through which to help our customers. We now insure approximately $900 billion of our customers' assets in Australia and New Zealand. This scale and diversification has improved the Group's ability to produce stable returns despite fluctuations in individual portfolios or regions.

At the same time, we've benefited from the best equity market returns in three years. Australian equities were up 11.3% (ASX 200 Accumulation Index) and international equities rose by 6.6% (MSCI World Index ex Australia), compared with falls of 4.5% and 12.5%, respectively, in the previous corresponding period. As a result, our investment return on shareholders' funds increased to a pre-tax profit of $204 million from a pre-tax loss of $129 million in the previous corresponding period. That's an improvement of $333 million and marks our highest half year return since listing.

During the period we delivered on a key element of our strategy – focusing on our core business of general insurance – with the sale of our health insurance underwriting operations and the agreement to sell ClearView Retirement Solutions.

In addition, the integration of CGU and NZI is ahead of schedule and the acquisition is now earnings per share positive six months earlier than expected. As at 31 December 2003, we've ensured we will deliver $117 million of the $160 million in synergies promised at the time of the acquisition and are on-track to deliver the balance by 30 June 2004. Our six month result includes synergies of $33 million and implementation costs of $25 million.

We've also continued to improve our underlying business which has seen us sustain high levels of customer retention and satisfaction. All major business segments performed strongly, producing a Group result within stated target operating ranges for the full year.

The insurance margin of 11.8% is at the upper end of our 9%-12% full year target range. It's a decrease from 16.1% in the previous corresponding period, which we indicated at the time was unsustainable due to benefits from the bond rally and unusually dry weather contributing to a benign claims environment.

The Group combined operating ratio of 90.5% is ahead of the 96% achieved in the previous corresponding period. The immunised combined operating ratio (taking into consideration the effect of discount rate changes to outstanding claims reserves) is 93.8% in line with the full year target of 93%-96%.

Despite the growth of the business, Group corporate expenses remained at a similar level compared with the previous corresponding period. This confirms the Group's ability to manage its expanded business more efficiently.

CHANGES TO DIVIDEND POLICY AND CAPITAL STRUCTURE

The enhanced diversity and scale of the business has created a less volatile profit stream, and better utilisation of the capital employed in the business.

As a result, and in line with our commitment to pass on value to shareholders, the Board has decided to increase the target dividend payout ratio from 40%-70% (after goodwill amortisation) to 50%-70% of normalised profits before goodwill amortisation. We expect the total annual dividend will now be paid in a 45:55 proportion between the interim and final dividends, compared with the previous 40:60 split.

Applying the new policy the Board has declared a fully franked interim dividend of 8 cents per ordinary share, up from 4.5 cents in the previous corresponding period. The dividend is to be paid on 19 April 2004 to ordinary shareholders registered on 17 March 2004.

In addition, in view of our strong capital position we intend to undertake an off-market buy-back of around $350 million of ordinary shares later this year. The Board is currently assessing the terms and timing of the proposed buy-back and will advise shareholders once the details are finalised.

HELPING TO MAKE COMMUNITIES SAFER

Our business is to pay claims as quickly as possible. But we don't stop there. We look for practical opportunities to help our communities reduce the risk of accidents, catastrophes and other insurable events happening in the first place. In the past six months, we have established crime prevention programmes with local councils and police, awarded CommunityHelp grants to support projects that make communities safer, and continued our partnerships with St John Ambulance, NRMA CareFlight and the Salvation Army Emergency Service.

OUTLOOK

We are pleased to report that we are on track to deliver on operating targets set for the full year, based on continuing good economic conditions and barring no major insured catastrophes beyond the allowances in our budgets.

Operating within our target ranges should enable us to maintain an insurance margin of 9%-12% over the long term, however in the short term we may exceed 12%. Our target range benchmarks well against international performance.

Ultimately, our goal remains to deliver a return on equity of 13%-15% throughout any cycle. Achieving this goal means we can deliver solid returns to our shareholders, maintain insurance at fair rates for customers, and sustain the financial strength to withstand major insured catastrophes.

We look forward to reporting to you on our progress, and thank you for your continued support.

James Strong
Chairman

Michael Hawker
CEO



James Strong
Chairman

"During the year we delivered on a key element of our strategy – focusing on our core business of general insurance."



Michael Hawker
Chief Executive Officer

"We've also continued to improve our underlying business, which has seen us sustain high levels of customer retention and satisfaction."

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

5 April 2004

Ms Pam Ross
Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Ms Ross

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

PRICING OF SHARES TO BE ALLOCATED UNDER DIVIDEND REINVESTMENT PLAN

IAG is pleased to advise that ordinary shares to be allocated under the company's Dividend Reinvestment Plan (DRP) will be priced at $4.74 per share for the 2004 interim dividend.

The DRP price was based on an average market price for the ten trading days from 22 March to 2 April 2004 inclusive.

Under the DRP, around 10.1 million ordinary shares will be allocated to participating shareholders on 19 April 2004, at the same time as interim dividend payments are made. Shares to be allocated to participating shareholders are being purchased on market.

Participating shareholders will be mailed a notice of their new shareholding on 19 April 2004.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head Of Investor Relations

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	11/12/2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	19 April 2004
No. of securities held prior to change	1. 180,919 (Direct interest) 2. 1,000,000 Performance Share Rights over unissued shares in Insurance Australia Group Limited (IAG) issued under IAG's Performance Share Rights Plan.
Class	Ordinary Shares
Number acquired	3,052
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,474

+ See chapter 19 for defined terms.

No. of securities held after change	3. 183,971 (Direct interest) 4. 1,000,000 Performance Share Rights over unissued shares in Insurance Australia Group Limited (IAG) issued under IAG's Performance Share Rights Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of ordinary shares under Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASIC registered agent number 21781
lodging party or agent name INSURANCE AUSTRALIA GROUP LIMITED
office, level, building name or PO Box no LEVEL 21, NRMA CENTRE
street number & name 388 GEORGE STREET
suburb/city SYDNEY state/territory NSW postcode 2000
telephone (02) 9292 9835
facsimile (02) 9292 8072
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **909**

Notification of
office at which register is kept

Corporations Act 2001
100(1)(d), **172**, **271**, **1302**(4)
601CZC

company name Insurance Australia Group Limited
A.C.N. 090 739 923

Details of Register

- [x] Register of members
- [ ] Register of options
- [ ] Register of charges
- [ ] Register of holders of debentures
- [ ] Register of debenture holders for non-companies

Details of change

- [ ] change from registered office — date of change (d/m/y) / /
- [ ] change from principal place of business — date of change (d/m/y) / /
- [x] change from other address — date of change (d/m/y) 26 /04/ 04

Details of other address where changed from:
at the office of ASX Perpetual Registrars Ltd
office, level, building name Level 8
street number & name 580 George Street
suburb/city Sydney state/territory NSW postcode 2000

New address

at the office of Computershare Investor Services Pty Limited
office, level, building name Level 3
street number & name 60 Carrington Street
suburb/city Sydney state/territory NSW postcode 2000
Does the company occupy these premises? [x] yes [ ] no

If NO, name of occupier

occupier's consent (Tick box to assent to statement required by subsection 100(1)(d)

- [x] The occupier of the premises has consented in writing to the use of the new address as the place for keeping of the register and has not withdrawn that consent.

Signature

print name REVELL, GLENN DEREK capacity SECRETARY
sign here Revell date 27 / 04 / 2004

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form
Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC

Australian Securities & Investments Commission

Notification of a registered agent ceasing to act for a company

Form 361 — Corporations Act 2001

Registered agents can use this form to notify ASIC that they have ceased to act for a company or companies.

Related Forms
RA01 - Notification to register, change details of, or cease as an agent

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

1 Provide registered agent details

The registered agent number must be included.

ASIC registered agent name

INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number

21781

Postal address

Office, unit, level, or PO Box number

LEVEL 21, NRMA CENTRE

Street number and Street name

388 GEORGE STREET

Suburb/City

SYDNEY

State/Territory

NSW

Postcode

2000

Country (if not Australia)

2 List companies for which the agent no longer acts

Company name	ACN/ABN
CLEARVIEW FINANCIAL MANAGEMENT LIMITED	067 544 549
MBF LIFE LIMITED	000 021 581
CLEARVIEW LIFE NOMINEES PTY LIMITED	003 682 175

Continues on next page...

2 Continued ... **List further companies for which the agent no longer acts**

Company name	ACN/ABN

Signature

This form must be signed by the registered agent

I certify that the information in this form is true and complete

Name

REVELL, GLENN DEREK

Signature

[signature]

Date signed

2 7 / 0 4 / 0 4

[D D] [M M] [Y Y]

Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

MEDIA RELEASE

IAG
Insurance Australia Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

30 April 2004

IAG announces details of off-market buy-back

Insurance Australia Group Limited (IAG) today unveiled details of an off-market buy-back tender for approximately $350 million of ordinary shares.

IAG Chief Financial Officer, Mr George Venardos said the buy-back was in the interests of shareholders and reflected the Group's very strong financial position.

"In line with our commitment to ensure our capital is managed efficiently, we consider an off-market buy-back to be the most appropriate way to return some excess capital to shareholders while maintaining a healthy balance sheet for the Group moving forward. We also recently raised our target dividend pay-out ratio to increase the ongoing release of capital to shareholders.

"The buy-back price will comprise a capital component of $1.78*, with the balance being a fully franked dividend. This may provide some shareholders with tax advantages relative to an on-market sale of shares depending on the shareholders' individual circumstances. In addition, the buy-back provides an opportunity to sell shares without the need to appoint a stockbroker or pay brokerage.

"Following the buy-back, there will be no change to our very strong 'AA' Standard & Poor's insurer financial strength ratings for our core wholly owned operating entities, currently the highest rated of any Australian financial institution," Mr Venardos said.

IAG intends to buy back around $350 million of shares, representing approximately 4-5% of shares on issue, subject to the buy-back price. However, the final amount will be determined by IAG and is subject to market conditions and other terms and conditions as set out in the buy-back booklet.

All eligible shareholders on the register on 12 May 2004 will be invited to take part in the buy-back. Participation is voluntary.

The buy-back has been designed to ensure that all successful participants receive the same final price for their shares. A tender process will be used, under which eligible shareholders can offer to sell their shares at any of the specified prices within the tender range of $4.00 to $5.00 per share, or as a final price tender. By submitting a final price tender, shareholders opt to receive the price within the tender range that is determined by IAG as the buy-back price. The top of the tender range represents a 6.2% premium and the bottom of the range a 15.1% discount to the closing price of IAG's shares yesterday, 29 April 2004.

* In certain circumstances the capital component of the buy-back price may be deemed to be higher for tax purposes.

The final buy-back price will be the price within the range of $4.00 to $5.00 that enables IAG to purchase the amount of shares it wishes to buy back. If a shareholder tenders their shares at or below the buy-back price, or as a final price tender, their tender will be successful and their shares will be bought back, subject to any scale back. Shares tendered above the buy-back price will not be bought back.

If the total number of shares tendered at or below the buy-back price is greater than the number of shares IAG wants to buy, tenders will be scaled back. The scale back provisions have been designed so successful participants who tender all their shares will not be left with a small holding of shares.

Mr Venardos said, "The tender process provides flexibility for shareholders because they can tailor their level of participation to suit their own circumstances. It has been designed so successful shareholders will receive a price at or above the price they choose within the range, but under no circumstances will they receive a price that is lower than the price they choose."

The buy-back is expected to be open for four weeks from 24 May 2004. A buy-back booklet, which contains full terms and conditions of the buy-back, and a personalised tender form, will be mailed to eligible shareholders from 17 May 2004. The booklet will also be available at www.iag.com.au/buyback from this date.

Participation is voluntary and shareholders are encouraged to read the buy-back booklet in full and also consider seeking their own independent advice as to whether to participate.

For more information shareholders may contact IAG's buy-back information line on 1300 666 635 or visit www.iag.com.au/buyback.

Summary of key dates*

Date	Activity
6 May	Ex date. Shares commence trading on an ex buy-back basis. Cut-off date for franking entitlement under 45 day rule.
12 May	Record date. Shares held on this day are eligible to be sold in the buy-back.**
17 May	Mailing of buy-back booklets and tender forms commences.
24 May	Buy-back opens.
18 June	Buy-back closes – tenders must be received by 5.00pm (Sydney time).
21 June	Buy-back date – announcement of tender process outcome, including buy-back price.
28 June	Buy-back proceeds despatched to successful participants.

*These dates are subject to change.
**Subject to certain exclusions described in the buy-back booklet.

Insurance Australia Group is Australasia's leading general insurance group. The group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI.

ends

Media Relations			**Investor Relations**	
Name	Emma Foster or	Will Sargent	**Name**	Anne O'Driscoll
Telephone	(02) 9292 8929	(02) 9292 9466	**Telephone**	(02) 9292 3169
Mobile	0411 013 170	0411 012 835	**Mobile**	0411 012 675

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

Appendix

Maximum Buy-back Price

The buy-back price will comprise a capital component of $1.78 with the balance being a fully franked dividend.

The ATO has recently released draft taxation determination TD2004/D1. A draft taxation determination represents the preliminary, though considered, views of the ATO. It is not a ruling and cannot be relied on by taxpayers. TD2004/D1 outlines a formula for determining the "market value" of a share sold in an off-market buy-back for the purposes of the Australian income tax legislation. The ATO indicates that the market value at the time of the buy-back should be determined as the volume weighted average closing price (VWACP) of the company's shares on ASX over the last five trading days before the first announcement of the buy-back adjusted for any change in the S&P/ASX 200 index from the commencement of trading on the first announcement date to the close of trading on the day the buy-back closes (expected to be 18 June 2004).

In circumstances where the market value as determined under TD2004/D1 is greater than the buy-back price as determined by IAG, the excess will be added to the capital component of the buy-back price for tax purposes. However, the payment shareholders receive for shares bought back will not change.

In circumstances where the purchase price in a buy-back is greater than the market value as determined under TD2004/D1, the excess will be treated as an unfranked dividend for tax purposes. However, in this buy-back, IAG will not buy back shares at a price greater than the market value ("Maximum Buy-back Price").

The method for determining the Maximum Buy-back Price is based on the formula provided by the ATO in TD2004/D1 for calculating the market value of a share sold in an off-market buy-back. IAG has received confirmation from the ATO that an appropriate method for determining the market value and therefore the Maximum Buy-back Price is:

- $\frac{\$4.51 \text{ x closing level of S\&P/ASX 200 index on the Closing Date}}{3331.6}$

  where 3331.6 was the opening level of the S&P/ASX 200 index on 26 February 2004; or

- such other number as determined in accordance with discussions between the ATO and IAG.

The ATO may agree to vary the method of determining the Maximum Buy-back Price in circumstances where the calculation set out above is no longer appropriate or to reflect particular circumstances arising during the tender period or matters particular to IAG.

ASIC registered agent number 21781
lodging party or agent name INSURANCE AUSTRALIA GROUP LIMITED
office level building name or PO Box no LEVEL 21, NRMA CENTRE
street number & name 388 GEORGE STREET
suburb/city SYDNEY NSW 2000
telephone 02 9292 9222
facsimile 02 9292 8072
DX number
Reference

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **281**

Notice of
intention to carry out a share buy-back

Corporations Act 2001
257F(2)(b)

Company name Insurance Australia Group Limited
A.C.N. 090 739 923

Type of share buy-back tick the appropriate box	Buy back details fill in details for the type of buy back selected	When is this form required
☐ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about AND the resolution to approve the buy back is proposed to be passed on or about	not always required, see note 2
☐ **On market** within 10/12 limit	period of buy back to	always required
☐ **On market** over 10/12 limit	period of buy back to AND the resolution to approve the buy back is proposed to be passed on or about	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about AND the resolution to approve the buy back is proposed to be passed on or about	not always required, see note 2
✓ **Selective buy back**	proposed date for buy back agreement to be entered into on or about 21/06/04 ~~AND the resolution to approve the buy back is proposed to be passed on or about~~	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before;
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s.257F).
2. A form 281 must be used in the case of an employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   - the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   - in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s.257E less than 14 days before the relevant date.

   For the purposes of Note 2 'relevant date' means:
   - if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   - if it is not - the agreement is entered into (s.257F).
3. If a resolution is to be passed by way of a circular to all members which complies with s.249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked ( ) are true copies.

print name REVELL, GLENN DEREK capacity SECRETARY

sign here [signature] date 30/04/04

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BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

		Employee share scheme		On-Market		Equal access scheme		
Procedures (and sections applied)	Minimum holding	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	Selective buy-back
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASIC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASIC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of **'minimum holding buy-back'**, **'employee share scheme buy-back'** and **'selective buy-back'**.

NOTE 2: A form 281 must be used in the case of an employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy-back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or a selective buy-back, if the company lodges the documents referred to in S.257E less than 14 days before the relevant date.

For the purposes of note 2, 'relevant date' means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not - the agreement is entered into (S.257F).

MALLESONS STEPHEN JAQUES

7 May 2004

Melinda Mulroney
Corporate Lawyer, Group Legal
Insurance Australia Group Limited
Level 21
388 George Street
SYDNEY NSW 2000

COPY

Dear Melinda

Scheme for the transfer of the NSW CTP Insurance Portfolio of SGIO Insurance Limited to Insurance Australia Limited

Section 17G(c) of the *Insurance Act 1973 (Cwth)* requires that a copy of a Scheme confirmed by the Federal Court in relation to the transfer of all or part of an insurer's insurance business, be lodged by the body corporate on whose application the Scheme was confirmed, at an office of ASIC in every State and Territory in which a company affected by the Scheme carried on business.

The application for confirmation of the Scheme in this matter was made by both SGIO and IAL. It is, accordingly, necessary that a copy of the Scheme be lodged by each of them at an office of ASIC in each State or Territory of the Commonwealth of Australia.

We enclose forms under the Corporations Act (Form 911) for execution by Glen Revell, Secretary to SGIO and IAL. The forms have annexed to them a copy of the Scheme. It is necessary that the annexed copy of the Scheme also be signed by Mr Revell.

Whilst ASIC has a central lodgment facility, unfortunately, in order to comply with the relevant provision of the Insurance Act, it is necessary that a copy of the Scheme be lodged in each State and Territory. Hence the multiple copies enclosed.

Could you please return the signed forms and we will arrange for their lodgment.

Kind regards.

Yours sincerely

Philip Ward
Special Counsel
Direct line +61 2 9296 2213
Email philip.ward@mallesons.com

Encls

lodging party or agent name	Mallesons Stephen Jaques
office level building name or PO Box no	Level 60, Governor Phillip Tower
street number & name	1 Farrer Place
suburb/city	Sydney
telephone	9296 2000
facsimile	9296 3999
DX number	113
Reference	PJW-02-5071-7489

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **911**

Corporations Act 2001

verification or certification of a document

Regulation 1.0.16

corporation name	Insurance Australia Limited
A.C.N. or A.R.B.N.	000 016 722

Details of the attached document

document title	Scheme Insurance Act 1973 Part III Division 3A
relevant section or subsection of the Corporations Act 2001	Lodged in accordance with Section 17G(c) of the Insurance Act, 1973

Signature

☐ *I verify that the attached document marked ( ) is the original document.*

☑ *I certify that the attached document marked (A) is a true copy of the original document.*

print name Glenn Revell capacity Secretary

sign here [signature] date 17 / 5 / 2004

Small business (less than 20 employees), please provide an estimate of the time taken to complete this form

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The time spent by all employees in collecting and providing this information

hrs mins

This is annexure A of 11 pages referred
to in form 911 verification or certification
of a document

Signed: [signature]

Date: 12 . May 2004

Scheme

Insurance Act 1973

Part III, Division 3A

Dated

SGIO Insurance Limited ABN 30 058 277 866 ("**SGIO**")
Insurance Australia Limited ABN 11 000 016 722 ("**IAL**")

Scheme
Insurance Act 1973, Part III, Division 3A

Contents

Scheme
Insurance Act 1973, Part III, Division 3A
Portfolio Transfer from SGIO to IAL

Interpretation – definitions are set out in paragraph 10.

1 Introduction

1.1 This Scheme has been prepared pursuant to Part III, Division 3A of the Insurance Act for an application to the Federal Court of Australia ("**Court**") for confirmation of the transfer of the NSW CTP insurance business of SGIO Insurance Limited ABN 30 058 277 866 (SGIO) to Insurance Australia Limited ABN 11 000 016 722 (IAL).

1.2 This Scheme is to be implemented by being confirmed by the Court and by SGIO, IAL and the Authority entering into the Transfer Agreement and doing all things required to be done on their parts under this Scheme and the Transfer Agreement.

1.3 A report on this Scheme has been prepared by Anthony Coleman who is the approved actuary for both SGIO and IAL.

2 Background information

2.1 IAL is an authorised insurer under the Insurance Act and is also licensed under Chapter 7 of the Motor Accidents Compensation Act 1999 (NSW) and carries on NSW CTP insurance business. SGIO is an authorised insurer under the Insurance Act and is also licensed under Chapter 7 of the Motor Accidents Act 1999 (NSW). The Authority has imposed conditions on SGIO's licence which preclude it from issuing new or renewal compulsory third party insurance policies in NSW.

2.2 The NSW CTP insurance portfolio of SGIO is accordingly in run-off. The period of insurance of the last SGIO Policy issued by SGIO ended at midnight on 4 October 2001. Since 4 October 2000 SGIO has not (as insurer) entered into, promoted or distributed NSW CTP insurance including effecting renewals of any such policies.

2.3 The corporate relationship between IAL and SGIO is described in section 2 of the Actuarial Report. The ownership structure under which Insurance Australia Group Limited ABN 60 090 739 923, the listed ultimate holding company in the IAG Group, holds its interests in (respectively) SGIO and IAL and the ownership structure under which IAL in turn holds its interest in SGIO is set out in Annexure A hereto.

2.4 Under a Claims Management Contract between SGIO and IAL dated 13 August 1999 entered into with the prior approval of the Authority ("**Claims Management Contract**"), IAL manages all claims under the SGIO Policies. SGIO no longer has any independent infrastructure or personnel in relation to the administration of the SGIO Policies.

2.5 On the Transfer Date, SGIO will transfer the SGIO Policies to IAL as described in this Scheme.

2.6 The transfer of the SGIO Policies will involve:

(a) the transfer to IAL of the rights and liabilities of SGIO, as insurer, under the SGIO Policies; and

(b) either:

(i) the payment to IAL of the technical reserves of SGIO in respect of the SGIO Policies namely, an amount equal to the 31/3/03 Provision Amount adjusted to the Transfer Date in accordance with paragraph 3.3 of the Actuarial Report ("**Technical Reserves Amount**"); or

(ii) the transfer of securities, or a combination of cash and securities, which are readily realisable and which have been agreed by IAL and SGIO ("**Investment Assets**"), and which Investment Assets have a market value on the Transfer Date equal to the Technical Reserves Amount ("**Equivalent Assets**").

2.7 For the avoidance of doubt:

(a) nothing in this Scheme or its implementation is to be construed as requiring:

(i) SGIO to indemnify IAL, or to account to IAL, for any premium or other amounts received by SGIO (or anyone on its behalf); or

(ii) IAL to indemnify SGIO, or account to SGIO, for any claims or other payments made by SGIO (or anyone on its behalf),

as insurer, under the SGIO Policies before the Transfer Date;

(b) nothing in this Scheme or its implementation is to be construed as requiring:

(i) SGIO to indemnify IAL, or to account to IAL, for any claims receivables or other amounts received by SGIO (or anyone on its behalf); or

(ii) IAL to indemnify SGIO, or to account to SGIO, for any premium or other amounts paid by SGIO (or anyone on its behalf),

as reinsured, under the reinsurance treaties and arrangements referred to in paragraph 6.1, before the Transfer Date.

3 Transfer of assets

3.1 The Scheme has been formulated pursuant to Part III, Division 3A of the Insurance Act to transfer the NSW CTP insurance portfolio of SGIO to IAL. As soon as reasonably practicable after the Scheme Date (unless already done before the Scheme Date), and otherwise in accordance with the Court Confirmation, SGIO and IAL (along with the Authority) must enter into the Transfer Agreement.

3.2 On the Transfer Date:

(a) the SGIO Policies will be transferred to IAL; and

(b) either:

(i) the Technical Reserves Amount will be paid by SGIO to IAL; or

(ii) the Equivalent Assets will be transferred by SGIO to IAL,

and IAL will increase the corresponding provisions held by it in respect of outstanding claims in connection with its NSW CTP insurance portfolio by an amount equal to the Technical Reserves Amount;

3.3 On and from the Transfer Date:

(a) IAL will be entitled to all the rights and remedies of SGIO, as insurer, under the SGIO Policies, which will be available to and enforceable by IAL by virtue of the Court Confirmation;

(b) any authority granted to SGIO by the policyholder under, or by any other person in respect of, any SGIO Policy will, by virtue of the Court Confirmation, be vested in IAL as if IAL was, and at all times had been, so authorised;

(c) SGIO will assign to IAL all of its rights under the reinsurance contracts and treaties in respect of its NSW CTP insurance portfolio to which it is party as if IAL was, and at all times had been, party to those contracts and treaties;

(d) all CTP Records of SGIO, whether originated by it or not, relative to the SGIO Policies shall become and remain the property of IAL, and to the extent that they are not already in the possession or control of IAL shall be made available for delivery to IAL and delivered to it upon request; and

(e) SGIO will promptly, and in any event within 5 days, forward to IAL notification of any claims under the SGIO Policies that it receives.

4 Assumption of liabilities

4.1 On and from the Transfer Date:

(a) IAL will indemnify and keep indemnified SGIO from and against all its obligations, as insurer, under the SGIO Policies including all actions, proceedings, claims, costs, demands and expenses in respect of those obligations;

(b) IAL will indemnify and keep indemnified SGIO from and against its liabilities under the:

(i) Industry Agreements; and

(ii) Compensation Acts;

(c) IAL will assume and take over all the obligations (actual or contingent) of SGIO, as insurer, under the SGIO Policies and SGIO will be released and discharged from all its obligations (actual or contingent) under the SGIO Policies;

(d) IAL will be substituted for SGIO in all SGIO Policies as if IAL was, and at all times had been, a party to the SGIO Policies;

(e) the rights, benefits and liabilities of policyholders, and any person claiming through or under them, under the SGIO Policies will be the same as if:

(i) the proposals and applications on which they were based had been made to and accepted by IAL instead of SGIO; and

(ii) those policies had been issued by IAL instead of SGIO;

(f) any person having a claim on or obligation to SGIO in respect of a SGIO Policy will have the same claim on or obligation to IAL in substitution for the claim on or obligation to SGIO irrespective of when the claim or obligation arose; and

(g) any legal proceedings pending by or against SGIO in respect of an SGIO Policy will be continued by or against IAL, as the case may be.

4.2 On and from the Scheme Date, SGIO and IAL will do all things to give effect to this Scheme. For example, SGIO will:

(a) on the Transfer Date either:

(i) pay the Technical Reserves Amount to IAL; or

(ii) transfer the Equivalent Assets to IAL; and

(b) make available for delivery to IAL all documents and records relating to the NSW CTP insurance portfolio of SGIO.

5 Power of attorney

5.1 On and from the Transfer Date:

(a) SGIO will irrevocably appoint, authorise and direct IAL as its agent and attorney to perform the Industry Obligations and exercise the Associated Rights; and

(b) SGIO will:

(i) declare that all acts and things done by IAL under that power of attorney will be as good and valid as if they had been done by SGIO;

(ii) agree, where necessary or as required by IAL, to ratify and confirm whatever IAL does under that power of attorney;

(iii) expressly authorise IAL to perform any Industry Obligations or exercise any Associated Rights as a result of which a benefit is conferred on or derived by it; and

(iv) do everything necessary and co-operate with IAL to enable it to have the benefit of the rights to be conferred on it in accordance with sub-paragraph 5.1(a), including executing such letters of appointment or other documents as IAL reasonably requires.

6 Reinsurance

6.1 Despite anything to the contrary in the reinsurance treaties and arrangements, on and from the Transfer Date, all reinsurance treaties and arrangements:

(a) relating to the SGIO Policies; and

(b) to which SGIO is a party (as reinsured),

will be assigned to IAL as valid, effective and continuing agreements between IAL and the parties other than SGIO to those treaties and arrangements.

6.2 On and from the Transfer Date, IAL will:

(a) be bound by;

(b) perform the obligations under (which prior to that date were the obligations of SGIO);

(c) be entitled to the benefits of and to take action under; and

(d) assume any obligations and liabilities in respect of and relating to any matter arising out of,

those reinsurance treaties and arrangements referred to in paragraph 6.1 as if it were a party, and at all times had been a party, in place of SGIO.

6.3 On and from the Transfer Date, SGIO will be released from all obligations and liabilities under those reinsurance treaties and arrangements.

7 Costs and expenses and GST

7.1 Each party shall be responsible for its own costs and expenses (including stamp duties, legal and actuarial fees and court costs) of and incidental to this Scheme and its implementation.

7.2 Where any Supply made by IAL or SGIO is subject to GST, the supplying party may, in addition to the consideration for the Supply, recover an additional amount on account of GST from the receiving party. The additional amount:

(a) is equal to the consideration payable by the receiving party for the relevant Supply multiplied by the prevailing GST rate; and

(b) except to the extent that the supplying party and the receiving party have agreed that it may set-off against an amount owing by the supplying party to the

receiving party, is payable not later than 14 days from the day the supplying party gives notice to the receiving party.

8 Cancellation of licence and Claims Management Contract

8.1 As soon as practicable after the Transfer Date SGIO will make an application to the Authority for cancellation of its licence under the Motor Accidents Compensation Act 1999 (NSW).

8.2 The Claims Management Contract will terminate with effect on and from the Transfer Date and the parties will release each other from all past, present and future obligations and liabilities under that contract with effect from that date.

9 Privacy law

9.1 In relation to the Personal Information, including Personal Information contained in the CTP Records, on and from the Transfer Date:

(a) IAL and SGIO must agree with one other to:

(i) comply with any privacy law by which it is bound including without limitation, the Privacy Act 1988 (Cth);

(ii) take all reasonable steps to ensure that the Personal Information is protected against misuse and loss, or unauthorised access, modification or disclosure; and

(iii) not do anything with the Personal Information that will cause the other to breach any privacy law;

(b) SGIO must agree with IAL to:

(i) only use the Personal Information; and

(ii) restrict access to the Personal Information to employees, agents, contractors or consultants who need to access the Personal Information,

to fulfil its obligations or exercise its rights:

A. in implementing this Scheme; or

B. under the Transfer Agreement; and

(c) IAL must agree with SGIO to:

(i) only use the Personal Information; and

(ii) restrict access to the Personal Information to employees, agents, contractors or consultants who need to access the Personal Information,

to fulfil its obligations or exercise its rights:

A. in implementing this Scheme;

B. under the Transfer Agreement; or

C. as insurer under the SGIO Policies.

10 Definitions

10.1 The following defined terms are used in this Scheme:

"**31/3/03 Provision Amount**" means the net value, as at 31 March 2003, of SGIO's liabilities (as insurer) under the SGIO Policies, calculated as described in paragraph 3.3 of the Actuarial Report.

"**Actuarial Report**" means the report of Anthony Coleman who is the approved actuary of SGIO and IAL on which the Scheme is based.

"**Associated Rights**" means in connection with the Industry Obligations any associated rights of SGIO under the Industry Agreements and the Compensation Acts (or either).

"**Authority**" means the Motor Accidents Authority of New South Wales.

"**Business Day**" means a day other than a Saturday or Sunday or public holiday in New South Wales.

"**Claims Management Contract**" has the meaning given in paragraph 2.4.

"**Compensation Acts**" means the Motor Accidents Act 1988 (NSW) and the Motor Accidents Compensation Act 1999 (NSW).

"**Court**" has the meaning given in paragraph 1.1.

"**Court Confirmation**" means an order of the Court confirming the Scheme pursuant to Division 3A of Part III of the Insurance Act.

"**CTP Records**" means claims and other client files of SGIO in relation to SGIO Policies and without limitation includes policy documents, insurance premium receipts, ledger sheets, payments records, correspondence, current and historical computerised data files and other papers and records.

"**GST**" means any goods and services tax imposed by the GST Law.

"**GST Law**" has the same meaning as in the *A New Tax System (Goods and Services Tax) Act 1999 (Cth)* and words defined in the GST Law have the same meaning in this Deed.

"**IAG Group**" means Insurance Australia Group Limited ABN 60 090 739 923 and its related bodies corporate.

"**Industry Agreements**" means the:

(a) Industry Deed; and

(b) Inter-State Sharing Agreement.

"**Industry Deed**" means the deed defined in and referred to as the "Industry Deed" in the Motor Accidents Act 1988 (NSW) and defined in and referred to as the "Insurance Industry Deed" in the Motor Accidents Compensation Act 1999 (NSW) with respect to the third party insurance scheme and nominal defendant scheme under the Compensation Acts.

"**Industry Obligations**" means the obligations of SGIO under the Industry Agreements and Compensation Acts (or either).

"**Insurance Act**" means the Insurance Act 1973 (Cth).

"**Inter-State Sharing Agreement**" means the deed entitled "Deed Providing For The Sharing Of Claims In Queensland And New South Wales" between the Authority, insurers holding a licence under the Compensation Acts (in that capacity) and Suncorp Insurance and Finance.

"**liabilities**" includes obligations.

"**NSW CTP insurance**" means compulsory third party insurance written in New South Wales in accordance with the Compensation Acts.

"**Personal Information**" means information or an opinion (including information or an opinion forming part of a data base), whether true or not, and whether recorded in a material form or not, about an individual whose identity is apparent, or can reasonably be ascertained, from the information or opinion received or learnt by SGIO or any of its employees, agents, consultants or contractors from any source as a consequence of or in the performance of, its rights and obligations, as insurer, under the SGIO Policies.

"**Scheme Date**" means the date on which this Scheme is confirmed by the Court.

"**SGIO Policies**" means all third party policies of insurance under the Compensation Acts entered into by SGIO as insurer.

"**Supply**" bears the meaning attributed to that term in GST Law and includes, without limitation, supply of goods, services, real property or any other thing.

"**Technical Reserves Amount**" has the meaning given in paragraph 2.6(b)(i).

"**Transfer Agreement**" means the Portfolio Transfer Deed which is entered into by SGIO, IAL and the Authority which is the same as, or materially similar to, the attached form of deed as varied, if at all, under the Court Confirmation.

"**Transfer Date**" means the date which is one Business Day after the date on which this Scheme is confirmed by the Court.

10.2 In this Scheme, headings are used for convenience and do not affect the interpretation of this document, and unless the context requires otherwise:

(a) the singular includes the plural and vice versa;

(b) words importing persons shall extend to and include corporations;

(c) the words "including", "for example" and "such as" when introducing an example do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

(d) the question whether a body corporate is a related body corporate of another body corporate shall be determined in the same manner as the question would be determined under Part 1.2 Division 6 of the Corporations Act 2001 (Cth).

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

14 May 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

DIVIDENDS PAYABLE: RESET PREFERENCE SHARES – RPS1 (IAGPA) AND RPS2 (IAGPB)

We advise that the Board of Insurance Australia Group Limited has declared fully franked dividends in respect of 3,500,000 Reset Preference Shares with a face value of $100 each allotted on 4 June 2002 (RPS1) and 2,000,000 Reset Preference Shares with a face value of $100 allotted on 20 June 2003 (RPS2) as follows:

	RPS1	**RPS2**
Dividend rate per annum	5.80%	4.51%
Amount payable per $100 share	$2.9079	$2.2612
Record date	27 May 2004	27 May 2004
Payment date	15 June 2004	15 June 2004

If you have any queries concerning the above, please do not hesitate to contact me on (02) 9292 3169.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

17 May 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

BUY-BACK BOOKLET

Attached for immediate release to the market is a copy of the buy-back booklet that is being sent to all eligible shareholders from today, together with personalised tender forms.

Eligible shareholders are those who were on the register on 12 May 2004 and whose registered address is in Australia.

The buy-back opens on 24 May 2004 and is scheduled to close on 18 June 2004. Full details are contained in the booklet.

IAG has also launched an interactive calculator on its website to enable shareholders to input various scenarios and calculate after tax proceeds from participating in the buy-back compared with an on-market sale. This is accessible from www.iag.com.au/buyback.

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (60 pages)



SHARE BUY-BACK

Buy-back Booklet

INSURANCE AUSTRALIA GROUP LIMITED ABN 60 090 739 923

This is an important document. If you have any doubts as to what you should do, please contact your professional adviser.

NRMA INSURANCE SGIO SGIC CGU swann insurance NZI STATE

IAG Insurance Australia Group

Important dates for the Buy-back

Date	Event
Thursday, 6 May 2004	Ex-date*. Shares commence trading on an ex Buy-back basis on this date
Wednesday, 12 May 2004	Record Date. Shares you held on this day are eligible to be sold in the Buy-back**. See Box A on your Tender Form
Monday, 24 May 2004	Buy-back opens
Friday, 18 June 2004	Buy-back closes ("Closing Date"). Tenders must be received by 5.00pm, (Sydney time)
Monday, 21 June 2004	Buy-back Date. Announcement of outcome of tender process including the Buy-back Price
Monday, 28 June 2004	Buy-back proceeds despatched to successful participants



*Shares acquired on ASX on or after this date will not confer an entitlement to participate in the Buy-back.

**Certain shares are excluded from the Buy-back. See section 1.6 for details.

IAG may, in its absolute discretion, withdraw the Invitation or extend the Tender Period by making an announcement to ASX to that effect. The Closing Date and all subsequent dates referred to above and elsewhere in this booklet would change accordingly. IAG also reserves the right, in its absolute discretion, to determine the number of Shares which it will buy back up to the Buy-back Limit. IAG may buy back a lesser number or value of Shares and may choose not to buy back any Shares under the Buy-back.

A number of defined words and expressions are used in this booklet. These defined words and expressions are capitalised. See section 7 for the meaning of these words.

Advisers to IAG

Financial Adviser Macquarie Equity Capital Markets Limited

Legal & Tax Adviser Mallesons Stephen Jaques

Contents

If you have any questions in relation to the Buy-back, please call the IAG Buy-back information line: 1300 666 635 8.30am to 5.30pm Monday to Friday, (Sydney time).

Key details of the Buy-back

Insurance Australia Group Limited ("IAG") is seeking to buy back around $350 million of Shares through an off-market tender. The Buy-back is an opportunity for you to offer to sell your Shares by submitting a Tender.

It is your choice whether or not to participate in the Buy-back. Before making your choice you should read all of this booklet.

If you choose NOT to participate in the Buy-back, you do not need to take any action, and the number of Shares you hold will not change as a result of the Buy-back.

If you DO choose to participate in the Buy-back:

- you can choose the price(s) in the tender range of $4.00 to $5.00 per Share at which you are willing to sell your Shares (your Tender Price);
- you can choose to tender your Shares as a Final Price Tender. This means you are willing to sell your Shares at the Buy-back Price, whatever IAG determines it to be within the tender range of $4.00 to $5.00 per Share;
- if the Buy-back Price is higher than your Tender Price, you will receive the higher Buy-back Price for each Share bought back;
- if the Buy-back Price is less than your Tender Price, IAG will not buy back your Shares. Under no circumstances will your Shares be bought back at a price lower than your Tender Price;
- if your Shares are bought back, you will receive a fully franked dividend as part of the Buy-back Price; and
- you will not have to pay brokerage or appoint a stockbroker to sell your Shares.

To participate in the Buy-back, you need to:

Step 1 Decide how many Shares you wish to sell

The number of Shares you may sell is shown in Box A on your Tender Form which was sent to you with this booklet. If you hold 1,000 Shares or less, you must tender all of your Shares if you wish to participate in the Buy-back. If you hold more than 1,000 Shares you may tender any number of Shares, subject to a minimum of 1,000 Shares (in total) and a maximum of the number shown in Box A on your Tender Form.

Step 2 Decide the price(s) at which you are prepared to sell your Shares and indicate this on your Tender Form

Step 3 Submit your Tender

You must ensure that your completed and signed Tender Form is received by the IAG Share Registry or, if you hold your Shares in CHESS, that your controlling participant (normally your broker) processes your Tender, **by 5.00pm (Sydney time) on the Closing Date**. See section 2 and your Tender Form for further instructions on how to submit your Tender.

Chairman's Letter

IAG
Insurance
Australia
Group

Dear shareholder

30 April 2004

On 26 February 2004, Insurance Australia Group Limited ("IAG") announced its intention to conduct a buy-back as part of its capital management strategy.

We chose to offer this opportunity to shareholders in view of the Group's strong capital position arising from improved profitability and the sale of non-core assets. A buy-back provides an efficient means to manage our capital in an active way, and in a manner that also benefits shareholders, while maintaining the Group's longer term growth and stability.

This booklet contains details of the Buy-back and invites you to offer to sell your Shares to IAG. IAG intends to buy back around $350 million of Shares, subject to a maximum of 100 million Shares. However, IAG may buy back less than 100 million Shares or none at all.

The Buy-back has been designed to ensure that all shareholders who have Shares bought back receive the same price for their Shares. This outcome is achieved through the use of a tender process.

Participation in the Buy-back is entirely voluntary. You can choose to sell up to 100% of your Shares by submitting a Tender, or do nothing and retain your current shareholding.

If you choose to participate, you may tender your Shares at any of the specified prices within the tender range of $4.00 to $5.00 per Share, or submit a Final Price Tender and, by doing so, elect to receive the Buy-back Price as determined by IAG under the tender process. Once IAG has received all the Tenders, it will select as the Buy-back Price the lowest price in the tender range that enables it to purchase the number of Shares it determines to buy back.

The IAG Board believes the Buy-back is beneficial for all shareholders:

- **For shareholders who participate**, the Buy-back provides an opportunity to sell Shares without appointing a stockbroker or paying the usual transaction costs such as brokerage. In addition, as the Buy-back Price comprises a capital component of $1.78 with the balance being a fully franked dividend, there may be tax advantages for some shareholders relative to a sale of their Shares on ASX. Shareholders should note however, that in certain circumstances, the capital component of the Buy-back Price may, for tax purposes, be deemed to be an amount higher than $1.78. If this occurs, the fully franked dividend component and the payment received for any Shares bought back will not change; and
- **For shareholders who decide to retain their Shares**, the Buy-back is likely to be marginally dilutive in the first year and expected to increase IAG's earnings per share over time.

The Buy-back will have different tax consequences for different shareholders, depending on their original purchase price and individual tax situation. See section 4 for general information on the tax implications of the Buy-back for shareholders.

If you choose to participate, you must submit a Tender. The Tender Period will close on Friday, 18 June 2004 at 5.00pm (Sydney time).

Payment will be despatched to successful participants on Monday, 28 June 2004.

I encourage you to read this booklet in its entirety before you decide whether to participate in the Buy-back. If you have any doubts about what to do, you should consult your stockbroker, accountant or other professional adviser. If after reading this booklet you have any questions, please call the IAG Buy-back information line on 1300 666 635.

Yours sincerely

James Strong

James Strong
Chairman
Insurance Australia Group Limited

Section 1

IMPORTANT BUY-BACK INFORMATION

This booklet invites you to participate in the Buy-back which is being conducted by way of a tender process. The booklet contains important information about the Buy-back and is provided to enable you to make a decision on whether to participate.

This section answers some of the questions that you may have about the Buy-back. Further details are provided elsewhere in the booklet. You should read this section, and the other sections of the booklet, in their entirety.

1.1 What is a buy-back?

Under a buy-back a company buys its own shares from its shareholders. Any shares bought back are cancelled, with the result that the number of shares on issue is reduced by the number of shares bought back.

1.2 Why is IAG implementing a buy-back?

The Buy-back is being undertaken as part of IAG's capital management strategy designed to maintain a prudent and efficient capital structure.

The Board believes that implementing the Buy-back has benefits for all shareholders:

- For shareholders who participate, the Buy-back provides an opportunity to sell Shares without appointing a stockbroker or paying the usual transaction costs such as brokerage.

  In addition, as the Buy-back Price comprises a capital component of $1.78 with the balance being a fully franked dividend, there may be tax advantages for some shareholders relative to a sale of their Shares on ASX. Shareholders should note however, that in certain circumstances, the capital component of the Buy-back Price may, for tax purposes, be deemed to be an amount higher than $1.78. If this occurs, the fully franked dividend component and the payment received for any Shares bought back will not change. See section 4 for details; and

- For shareholders who decide to retain their Shares, the Buy-back is likely to be marginally dilutive in the first year and expected to increase IAG's earnings per share over time.

1.3 How many Shares will IAG buy back?

IAG intends to buy back Shares to a value of around $350 million.

However, IAG can, in its absolute discretion, determine the number of Shares which it will buy back, up to a maximum of 100 million Shares ("Buy-back Limit"). IAG may choose to buy back a lesser number or value of Shares, or may choose not to buy back any Shares.

If the total number of Shares tendered at or below the Buy-back Price and as Final Price Tenders exceeds the number of Shares IAG determines to buy back, then IAG will scale back these Tenders. See section 3 for more details of the way any scale back would operate.

1.4 How is the Buy-back being conducted?

IAG is conducting the Buy-back by way of a tender process. Under the tender process you may offer to sell your Shares to IAG by tendering Shares at a price, or prices, in the tender range of $4.00 to $5.00 per Share.

After the Closing Date, IAG will review the number of Shares tendered at each price and will choose the lowest price in the tender range that allows it to purchase the number of Shares it determines to buy back. That price will be the Buy-back Price (see section 1.5). If you tender your Shares at a price above the Buy-back Price, that Tender will be rejected and those Shares will not be bought back. If you tender your Shares at or below the Buy-back Price, or as a Final Price Tender, that Tender will be successful and those Shares will be bought back, subject to any scale back.

In a tender process:

- You have the flexibility to tailor your participation to suit your own individual circumstances;
- You are able to choose:
  - whether to tender your Shares in the Buy-back;
  - how many Shares to tender, unless you hold 1,000 Shares or less, in which case you must tender all of your Shares if you wish to participate. If you hold more than 1,000 Shares you must tender a minimum of 1,000 Shares (in total) but you can tender less than your full entitlement;
  - your Tender Price from within the tender range. If you have more than 1,000 Shares, you may also tender different parcels of Shares at different Tender Prices; and
  - to tender your Shares as a Final Price Tender. This means you are willing to sell your Shares at the Buy-back Price whatever IAG determines it to be;
- If the Buy-back Price is higher than your Tender Price, you will receive the higher Buy-back Price. Under no circumstances will you receive less than your Tender Price for each Share bought back; and
- You do not have to appoint a stockbroker or pay brokerage to sell your Shares in the Buy-back.

1.5 What price will I receive for my Shares?

The Buy-back Price will be determined after the close of the Tender Period and announced on Monday, 21 June 2004.

The Buy-back Price is the price that IAG will pay for each Share bought back and will be the lowest price in the tender range of $4.00 to $5.00 per Share that will allow it to purchase the number of Shares it determines to buy back. You will be paid the Buy-back Price for each of your Shares that are bought back, even if your Tender Price is below the Buy-back Price.

The Buy-back Price will not be greater than the Maximum Buy-back Price. See section 4 for an explanation of the Maximum Buy-back Price.

1.6 Am I entitled to participate in the Buy-back?

The number of Shares you are entitled to tender is shown in Box A on your Tender Form. You are entitled to tender Shares which were registered in your name on the Record Date and which, in accordance with the ASTC Settlement Rules, confer an entitlement to participate in the Buy-back. Shares acquired on ASX on or after 6 May 2004 do not confer an entitlement to participate in the Buy-back.

Shareholders with a registered address outside Australia are not eligible to participate and will not be sent a Buy-back booklet or a Tender Form.

Participants in IAG's Allocation Share Plan, Bonus Equity Share Plan, Performance Award Rights Plan or non-executive directors share plan are not eligible to participate in the Buy-back in respect of those Shares. The Trustee of the plans will not participate in the Buy-back in respect of the Shares held by it.

1.7 Do I have to participate in the Buy-back?

No. If you do not want to tender your Shares in the Buy-back, do nothing. If you do nothing, the number of Shares you hold will not change as a result of the Buy-back, although your proportional shareholding in IAG will increase slightly.

1.8 How do I submit a Tender?

See section 2 for details of how to submit a Tender. Detailed instructions are also set out on your Tender Form.

If you have any questions about your Tender Form, please contact the IAG Buy-back information line on 1300 666 635. Otherwise, please contact your professional adviser.

1.9 How long is the Buy-back open?

The Buy-back is open for submission of Tenders from 9.00am (Sydney time) on Monday, 24 May 2004 until 5.00pm (Sydney time) on Friday, 18 June 2004. IAG may, in its absolute discretion, withdraw or extend the Tender Period by making an announcement to ASX to that effect.

1.10 How many Shares can I tender?

The number of Shares you may tender in the Buy-back is shown in Box A on your Tender Form enclosed with this booklet.

If you hold 1,000 Shares or less, and you wish to sell Shares in the Buy-back, you must submit a Tender for all of your Shares at one Tender Price.

If you hold more than 1,000 Shares, you may tender any number of Shares, subject to a minimum of 1,000 Shares (in total) and a maximum of the number of Shares shown in Box A on your Tender Form. You may also tender different parcels of Shares at different Tender Prices. However, you may not tender the same Shares at different Tender Prices.

1.11 What are the prices at which I can tender my Shares?

You may tender Shares at the specified prices in the tender range of $4.00 to $5.00 per Share or as a Final Price Tender. The specified prices for the Buy-back are detailed on your Tender Form. If you hold more than 1,000 Shares, you may tender different parcels of Shares at different Tender Prices. See section 2 for further information.

1.12 What is a Final Price Tender?

A Final Price Tender is a Tender that means you are willing to sell your Shares at the Buy-back Price, whatever IAG determines it to be under the tender process. The Buy-back Price will not be less than $4.00 or more than $5.00 per Share.

Final Price Tenders are designed to make it easier for shareholders to successfully participate in the Buy-back. Final Price Tenders will only be scaled back if the Buy-back Price is set at the bottom of the tender range, and the total of the Shares tendered at the lowest price in the tender range and as Final Price Tenders, is more than the number of Shares IAG determines to buy back. See section 3 for further information on how any scale back would operate.

If you wish to increase the likelihood that your Shares will be bought back, you may wish to consider submitting a Final Price Tender.

1.13 How has the IAG share price performed?

The IAG share price on ASX at market close on Thursday, 29 April 2004 was $4.71.

The highest and lowest IAG share price, and the volume weighted average IAG share price, on ASX during each of the preceding four months were as follows:

Month	Low $	High $	Volume weighted average price $
January 2004	4.18	4.46	4.29
February 2004	4.13	4.72	4.38
March 2004	4.45	4.91	4.66
April 2004*	4.60	4.92	4.75

* For the period to 29 April 2004

However, the above are only recent IAG share prices. A graph indicating the daily closing IAG share price over the period since listing on 8 August 2000 to 29 April 2004 is set out below. IAG shares traded ex-dividend on 11 March 2004. A fully franked dividend of 8.0c per ordinary share was paid on 19 April 2004.

The past performance of the IAG share price should not be taken as an indicator of its future performance.



IAG share price (A$)
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Tender range
First Buy-back announced
Second Buy-back announced
Current Buy-back announced
Aug 00
Oct 00
Dec 00
Feb 01
Apr 01
Jun 01
Aug 01
Oct 01
Dec 01
Feb 02
Apr 02
Jun 02
Aug 02
Oct 02
Dec 02
Feb 03
Apr 03
Jun 03
Aug 03
Oct 03
Dec 03
Feb 04
Apr 04

The IAG share price on ASX may be, or may move, higher or lower than the Buy-back Price during the Tender Period. It may also vary significantly in the future. You may be able to sell your Shares on ASX for a price which is higher than the Buy-back Price, although different tax consequences may result.

By making the Invitation and in setting the tender range, IAG is not making any recommendation or giving any advice on the value of your Shares, or whether (or how) you should sell your Shares.

1.14 How will IAG determine successful Tenders?

The process for determining successful Tenders will depend on where the Buy-back Price is set in the tender range.

If IAG sets the Buy-back Price at $4.00 (bottom of tender range), and if you submit a Tender:

As a Final Price Tender	that Tender will be accepted, but subject to a scale back (if required)
At the Buy-back Price	that Tender will be accepted, but subject to a scale back (if required)
At a price above the Buy-back Price	that Tender will be rejected in full and your Shares will not be bought back

If IAG sets the Buy-back Price above $4.00, and if you submit a Tender:

As a Final Price Tender	that Tender will be accepted in full
At a price below the Buy-back Price	that Tender will be accepted in full
At the Buy-back Price	that Tender will be accepted, but subject to a scale back (if required)
At a price above the Buy-back Price	that Tender will be rejected in full and your Shares will not be bought back

See section 3 for details of how IAG will determine successful tenders and how any scale back would operate.

1.15 Will all the Shares I tender be bought back?

If you tender Shares at or below the Buy-back Price or as a Final Price Tender, these Shares will be bought back subject to any scale back. If you tender Shares above the Buy-back Price, none of those Shares will be bought back.

The success of each Tender will depend on the Tender Price, the size and price of Tenders lodged by other shareholders and the total number of Shares IAG determines to buy back.

See section 3 for details of how IAG will determine successful tenders and how any scale back would operate.

1.16 Will a Final Price Tender increase the likelihood that my Shares will be bought back?

If you submit a Final Price Tender, you will increase the likelihood that your Shares will be bought back. This is because you are offering to sell your Shares at the Buy-back Price, whatever IAG determines it to be under the tender process. The Buy-back Price will not be less than $4.00 or more than $5.00 per Share.

Final Price Tenders will only be scaled back if the Buy-back Price is set at the bottom of the tender range and the total number of Shares tendered at the lowest price in the tender range and as Final Price Tenders is more than the number of Shares IAG determines to buy back. See section 3 for details of the way any scale back would operate.

1.17 When and how will I receive payment for Shares bought back?

IAG will despatch payment for the Shares bought back on Monday, 28 June 2004.

IAG will send you a cheque for the proceeds in Australian dollars, unless you have a direct credit authority recorded on your holding on the IAG share register as at 5.00pm (Sydney time) on the Closing Date. In this case, all proceeds due to you under the Buy-back will be credited to your nominated account on Monday, 28 June 2004.

If you wish to set up a direct credit authority for all payments on your Shares, you can contact the IAG Buy-back information line on 1300 666 635 to obtain a direct credit election form.

Cheques and direct credit confirmations will be sent to your registered address as at the Closing Date.

1.18 What are the tax implications of the Buy-back?

The Buy-back Price will be made up of two components, each of which will have different tax implications for you:

- A capital component of $1.78; and
- A fully franked dividend equal to the Buy-back Price less $1.78.

In certain circumstances, the capital component of the Buy-back Price may, for tax purposes, be deemed to be an amount higher than $1.78. If this occurs, the fully franked dividend component will not change, and the payment received for any Shares bought back will not change.

The tax implications of selling Shares in the Buy-back will not be the same for all shareholders and will depend on your individual circumstances. In addition, the tax implications of participation in the Buy-back differ from those which apply if you sell your Shares on ASX.

See section 4 for general information on the tax implications of participation in the Buy-back.

You should consider seeking professional tax advice before making your decision.

1.19 Why would I tender my Shares rather than sell them on ASX?

For some shareholders, the after tax proceeds of participating in the Buy-back may exceed the after tax proceeds from a sale of those Shares on ASX. The Buy-back will have different tax consequences for different shareholders, depending on their original purchase price(s), acquisition date(s) and individual tax circumstances.

See section 1.18 and section 4 for general information on the tax implications of participation in the Buy-back.

If you sell your Shares through the Buy-back you will not have to pay brokerage.

1.20 Can I withdraw or amend my Tender?

Yes, it is possible to withdraw or amend your Tender prior to the close of the Tender Period. See section 2 for instructions on how to withdraw or amend your Tender and details of when such changes will take effect.

1.21 Can I trade my Shares after submitting a Tender?

Once you have tendered Shares in the Buy-back, you must not sell or offer to sell those Shares before the Buy-back Date unless you withdraw or amend your Tender. In addition, you must not convert the Shares you Tender from an Issuer Sponsored Holding to a CHESS Holding or vice versa or move them between CHESS Holdings (for instance, if you change your HIN (holder identification number) or your controlling participant (normally your broker)).

Unless you withdraw or amend your Tender, you will not be able to successfully deal with Shares that you have tendered until completion of the Buy-back.

If you sell any Shares after you submit a Tender, and at the Buy-back Date you do not hold at least the number of Shares you have tendered, IAG may, in its absolute discretion, reject your Tender or treat your Tender as if you had tendered the number of Shares held by you at the Closing Date (provided you also hold no less than that number of Shares at Record Date). See sections 6.8 and 6.10 for further details.

1.22 Can I transfer my rights to participate in the Buy-back?

No. Your rights to participate in the Buy-back are personal and are not transferable.

Section 2

HOW TO SUBMIT A TENDER

A personalised Tender Form has been sent to you with this booklet. It will either be pink, grey, orange or yellow, depending on the size and type of your shareholding.

If you wish to submit a Tender to offer to sell your Shares in the Buy-back, you should follow the instructions on the following pages for the particular colour Tender Form you have received as well as the detailed instructions on the Tender Form. Please read these instructions carefully.

Type of holding as at Record Date	**Size of holding**	
	1,000 Shares or less	More than 1,000 Shares
Issuer Sponsored Holding	Pink Tender Form	Yellow Tender Form
CHESS Holding	Orange Tender Form	Grey Tender Form

2.1 How do I participate in the Buy-back?

Pink Tender Form

You have an Issuer Sponsored Holding of 1,000 Shares or less

Step 1 Decide if you want to sell all your Shares in the Buy-back

If you wish to participate in the Buy-back, you must tender all of your Shares.

Your Tender Form sets out in Box A the number of Shares you held as at the Record Date.

Step 2 Decide your Tender Price

Indicate the price at which you are willing to sell your Shares (the Tender Price) on your Tender Form.

You must tender all your Shares either at one of the specified prices in the tender range of $4.00 to $5.00 per Share or as a Final Price Tender. You cannot split your holding and tender different parcels of your Shares at different Tender Prices.

Step 3 Submit your Tender

Complete and sign your Tender Form and return it in the enclosed reply paid envelope to the IAG Share Registry at:

If sending by mail
Insurance Australia Group Limited
Reply Paid 1663
Melbourne VIC 8060

OR

If hand delivering
Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000

You should ensure that your completed and signed Tender Form is received by the IAG Share Registry by 5.00pm (Sydney time) on the Closing Date. You should allow sufficient time for mail collection and delivery when you are returning your Tender Form.

Orange Tender Form

You have a CHESS Holding of 1,000 Shares or less

Step 1 Decide if you want to sell all your Shares in the Buy-back

If you wish to participate in the Buy-back, you must tender all of your Shares.

Your Tender Form sets out in Box A the number of Shares you held as at the Record Date.

Step 2 Decide your Tender Price

Indicate the price at which you are willing to sell your Shares (the Tender Price) on your Tender Form.

You must tender all your Shares either at one of the specified prices in the tender range of $4.00 to $5.00 per Share or as a Final Price Tender. You cannot split your holding and tender different parcels of your Shares at different Tender Prices.

Step 3 Submit your Tender

Contact your controlling participant (normally your broker) and advise them that you wish to tender all your Shares and your Tender Price. The name of the controlling participant who manages your CHESS Holding as at the Record Date is printed on your Tender Form.

You must contact your controlling participant in sufficient time to enable them to process your Tender by 5.00pm (Sydney time) on the Closing Date.

Do not send the Orange Tender Form to the IAG Share Registry, as it cannot process your Tender. Your controlling participant may require your Tender Form.

You may receive written confirmation from CHESS of the Tender made on your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by IAG of any Tender.

Yellow Tender Form

You have an Issuer Sponsored Holding of more than 1,000 Shares

Step 1 Decide how many Shares you wish to sell

You may tender some or all of your Shares, subject to a minimum of 1,000 Shares (in total) and a maximum of the number shown in Box A on your Tender Form.

Step 2 Decide your Tender Price(s)

Indicate the price, or prices, at which you are willing to sell these Shares (the Tender Price(s)) on your Tender Form.

You may tender Shares at one of the specified prices in the tender range of $4.00 to $5.00 per Share or as a Final Price Tender. You may also tender different parcels of Shares at different Tender Prices. However, you must not tender the same Shares at different Tender Prices.

For example, if a shareholder held 4,500 Shares at the Record Date and wishes to sell all their Shares they could tender 2,000 Shares at $5.00, 1,800 at $4.50 and 700 as a Final Price Tender. The total number of Shares that the shareholder tenders must not be greater than 4,500.

Each parcel of Shares tendered at a different Tender Price is a separate Tender.

Step 3 Submit your Tender(s)

Complete and sign your Tender Form and return it in the enclosed reply paid envelope to the IAG Share Registry at:

If sending by mail
Insurance Australia Group Limited
Reply Paid 1663
Melbourne VIC 8060

OR

If hand delivering
Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000

You should ensure that your completed and signed Tender Form is received by the IAG Share Registry by 5.00pm (Sydney time) on the Closing Date. You should allow sufficient time for mail collection and delivery when you are returning your Tender Form.

Grey Tender Form

You have a CHESS Holding of more than 1,000 Shares

Step 1 Decide how many Shares you wish to sell

You may tender some or all of your Shares, subject to a minimum of 1,000 Shares (in total) and a maximum of the number shown in Box A on your Tender Form.

Step 2 Decide your Tender Price(s)

Indicate the price, or prices, at which you are willing to sell these Shares (the Tender Price(s)) on your Tender Form.

You may tender Shares at one of the specified prices in the tender range of $4.00 to $5.00 per Share or as a Final Price Tender. You may also tender different parcels of Shares at different Tender Prices. However, you must not tender the same Shares at different Tender Prices.

For example, if a shareholder held 4,500 Shares at the Record Date and wishes to sell all their Shares, they could tender 2,000 Shares at $5.00, 1,800 at $4.50 and 700 as a Final Price Tender. The total number of Shares that the shareholder tenders must not be greater than 4,500.

Each parcel of Shares tendered at a different Tender Price is a separate Tender.

Step 3 Submit your Tender(s)

Contact your controlling participant (normally your broker) and advise them how many of your Shares you wish to sell and your Tender Price(s). The name of the controlling participant who manages your CHESS Holding as at the Record Date is printed on your Tender Form.

You must contact your controlling participant in sufficient time to enable them to process your Tender(s) by 5.00pm (Sydney time) on the Closing Date.

Do not send the Grey Tender Form to the IAG Share Registry, as it cannot process your Tender(s). Your controlling participant may require your Tender Form.

You may receive written confirmation from CHESS of the Tender(s) made on your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by IAG of any Tender.

2.2 Participants (controlling participant)

If you are a Participant (as defined in the ASTC Settlement Rules), you may only process Tenders in accordance with the ASTC Settlement Rules. Tender Forms must be processed by 5.00pm (Sydney time) on the Closing Date.

2.3 What if I received more than one Tender Form?

If you have more than one holding of Shares, you will receive a Tender Form for each separate holding of Shares. If you wish to sell Shares in the Buy-back, you must follow the relevant instructions in section 2.1 for each Tender Form which relates to each separate holding of Shares that you want to sell. Each holding will be treated as a separate shareholding. See section 6.2 for further details.

2.4 How do I withdraw or amend a Tender?

Once you have submitted a Tender, you may only withdraw or amend your Tender by following the procedures set out below.

2.4.1 Issuer Sponsored Holdings – Pink or Yellow Tender Forms

To withdraw or amend a Tender you have submitted, you will need a Withdrawal/Amendment Form. To get a Withdrawal/Amendment Form you can either phone the IAG Buy-back information line on 1300 666 635, or download it from IAG's website at *www.iag.com.au/buyback*

Withdrawal of Tenders

If you wish to withdraw all of your Tenders, you must tick the "Withdrawal" box on the Withdrawal/Amendment Form, sign the form and send it to the IAG Share Registry at the address provided in section 2.1 so that it is received by 5.00pm (Sydney time) on the Closing Date. You may not withdraw your Tender after this time.

Amendment of Tenders

If you wish to change the terms of all or some of your Tenders or you wish to withdraw some (but not all) of your Tenders, you must tick the "Amendment" box on the Withdrawal/Amendment Form, complete the details of all of your Tenders on that form in accordance with the instructions shown on it, sign it and send it to the IAG Share Registry as specified in section 2.1 so that it is received by 5.00pm (Sydney time) on the Closing Date.

If you amend your Tender(s) by submitting a Withdrawal/Amendment Form, you will be taken to have withdrawn all of your Tenders and replaced them with the Tenders detailed on that form. On the Withdrawal/Amendment Form you will need to complete the details of all of the Tenders you wish to submit as if you had not previously submitted them.

Withdrawals/amendments made in accordance with these procedures will take effect once they have been processed by the IAG Share Registry. You can contact the IAG Buy-back information line on 1300 666 635 to find out if your withdrawal/amendment has been successfully processed.

You should not sell any of the Shares in respect of which you have submitted a Tender until you have confirmed that your withdrawal/amendment has been successfully processed. If you sell any Shares after you submit a Tender, and at the Buy-back Date you do not hold at least the number of Shares you have tendered, IAG may, in its absolute discretion, reject your Tender(s) or treat your Tender(s) as if you had tendered the number of Shares held by you at the Closing Date (provided you also held no less than that number of Shares at the Record Date). See sections 6.8 and 6.10 for further details.

2.4.2 CHESS Holdings – Orange or Grey Tender Forms

If you have a CHESS Holding, you will need to instruct your controlling participant in sufficient time for them to process your withdrawal/amendment by 5.00pm (Sydney time) on the Closing Date.

Do not send a Withdrawal/Amendment Form to the IAG Share Registry, as it cannot process this form. Your controlling participant may require the Withdrawal/Amendment Form.

The effect of your controlling participant withdrawing or amending one or more of your Tenders will be to withdraw those Tenders, and in the case of an amendment, to replace the previous Tenders with new Tenders.

A withdrawal or amendment made by a controlling participant will take effect in accordance with CHESS procedures.

If you are a CHESS Holder, you may receive written confirmation from CHESS of the withdrawals/amendments made on your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by IAG of any Tender withdrawals/amendments.

Section 3

HOW IAG WILL DETERMINE SUCCESSFUL TENDERS

3.1 How will IAG determine successful Tenders?

Shares tendered at a price above the Buy-back Price will not be bought back. Shares tendered at or below the Buy-back Price, or as a Final Price Tender, will be bought back subject to any scale back.

3.2 When will a scale back be implemented?

A scale back will apply if the total number of Shares tendered at or below the Buy-back Price and as Final Price Tenders is more than the total number of Shares IAG determines to buy back.

3.3 How will the scale back work?

The scale back will operate in the following way:

3.3.1 Buy-back Price set at the bottom of the tender range:

- Tenders above the Buy-back Price will be rejected in full;
- Final Price Tenders and Tenders at the Buy-back Price will be accepted, but subject to a scale back (if required). The scale back will operate as follows:
  - the first 1,000 Shares tendered by each shareholder will be bought back, subject to section 3.3.3;
  - Shares tendered by each shareholder in excess of 1,000 Shares will be scaled back on a pro-rata basis; and
  - any shareholder who tenders all of their Shares at the Buy-back Price and/or as a Final Price Tender, and who would be left with a Small Holding as a result of the scale back will have all of their Shares bought back. See section 3.4 for what represents a Small Holding.

3.3.2 Buy-back Price set above the bottom of the tender range:

- Tenders above the Buy-back Price will be rejected in full;
- Tenders below the Buy-back Price will be accepted in full;
- Final Price Tenders will be accepted in full;
- Tenders at the Buy-back Price will be accepted, but subject to a scale back (if required). The scale back will operate as follows:
  - the first 1,000 Shares tendered by each shareholder will be bought back, subject to section 3.3.3;
  - Shares tendered by each shareholder in excess of 1,000 shares will be scaled back on a pro-rata basis; and
  - any shareholder who tenders all of their Shares at the Buy-back Price, below the Buy-back Price and/or as a Final Price Tender, and who would be left with a Small Holding as a result of the scale back will have all of their Shares bought back. See section 3.4 for what represents a Small Holding.



3.3.3 Other scale back adjustments

If by applying the scale back, IAG would exceed the number of Shares that it determines to buy back, then IAG may buy back less than the first 1,000 Shares from each of those shareholders.

3.3.4 Fractions

In calculating the pro-rata number of Shares to be bought back, fractions of Shares will be rounded downwards.

3.4 What is a Small Holding?

Small Holding means 500 Shares or less. If, by ensuring no shareholder is left with a Small Holding as a result of the scale back, IAG would exceed the number of Shares that it determines to buy back, then IAG may determine that a Small Holding is less than 500 Shares.

3.5 How will a scale back affect my Tender?

IAG will announce details of any scale back on Monday, 21 June 2004.

Set out below are some examples of how the scale back would operate. These examples are illustrative only and should not be relied upon as an indication of the Buy-back Price or the extent of any scale back required.

As an illustration, assume seven shareholders tender Shares into the Buy-back as shown in the table below. Two alternate scenarios are examined. Scenario 1 assumes the Buy-back Price is set at the bottom of the tender range, i.e. $4.00, and Scenario 2 assumes the Buy-back Price is set at $4.50. Both scenarios assume a 20% scale back (i.e. 80% of Shares are bought back) and that a Small Holding is 500 Shares.

	Total holding of Shares	Shares tendered	Tender Price	Scenario 1 Buy-back Price $4.00	Scenario 2 Buy-back Price $4.50
Shareholder 1	500	500	Final Price	500 Shares bought back	500 Shares bought back
Shareholder 2	10,000	4,000	Final Price	3,400 Shares bought back	4,000 Shares bought back
Shareholder 3	1,500	1,500	Final Price	1,500 Shares bought back	1,500 Shares bought back
Shareholder 4	2,000	1,000	Final Price	1,000 Shares bought back	1,000 Shares bought back
		1,000	$4.50	No Shares bought back	1,000 Shares bought back
Shareholder 5	1,000	1,000	$4.60	No Shares bought back	No Shares bought back
Shareholder 6	2,500	1,500	$4.50	No Shares bought back	1,400 Shares bought back
		1,000	$4.80	No Shares bought back	No Shares bought back
Shareholder 7	9,000	1,000	$4.00	1,000 Shares bought back	1,000 Shares bought back
		2,000	$4.50	No Shares bought back	1,800 Shares bought back
		3,000	$5.00	No Shares bought back	No Shares bought back

Explanation of Scenario 1

Buy-back Price set at $4.00 (bottom of tender range)

Explanation of Scenario 2

Buy-back Price set at $4.50 (above bottom of tender range)

Shareholder 1 tendered a total of 500 Shares at Final Price. The Tender will be successful and all 500 Shares will be bought back. No scale back applies as the first 1,000 Shares tendered will be accepted in full. Shareholder 1 will hold no Shares after completion of the Buy-back.

Shareholder 2 tendered a total of 4,000 Shares at Final Price. The Tender will be successful and the first 1,000 Shares tendered will be bought back in full. Shares tendered in excess of 1,000 Shares (i.e, 3,000 Shares), will be subject to the 20% scale back. As a result, a total of 3,400 Shares will be bought back. Shareholder 2 will hold 6,600 Shares after completion of the Buy-back.

Shareholder 3 tendered a total of 1,500 Shares at Final Price. The Tender at Final Price will be successful and is not scaled back because the first 1,000 Shares tendered will be accepted in full. The next 500 Shares tendered will be accepted in full because if a scale back were to apply, Shareholder 3 would be left with a Small Holding. Shareholder 3 will hold no Shares after completion of the Buy-back.

Shareholder 4 tendered a total of 2,000 Shares at two different prices: 1,000 Shares at Final Price and 1,000 Shares at $4.50. The Tender at Final Price will be successful and is not scaled back because the first 1,000 Shares tendered are accepted in full. The Tender at $4.50 will not be successful as the Tender Price is above the Buy-back Price. Shareholder 4 will hold 1,000 Shares after completion of the Buy-back.

Shareholder 5 tendered 1,000 Shares at $4.60. The Tender will not be successful as the Tender Price is above the Buy-back Price. Shareholder 5 will hold 1,000 Shares after completion of the Buy-back.

Shareholder 6 tendered a total of 2,500 Shares at two different prices: 1,500 Shares at $4.50 and 1,000 Shares at $4.80. Neither of these Tenders will be successful as, in each case, the Tender Price is above the Buy-back Price. Shareholder 6 will hold 2,500 Shares after completion of the Buy-back.

Shareholder 7 tendered a total of 6,000 Shares at three different prices: 1,000 Shares at $4.00, 2,000 Shares at $4.50 and 3,000 Shares at $5.00. The Tender at $4.00 will be successful and all 1,000 Shares will be bought back as the first 1,000 Shares tendered are accepted in full. The Tender at $4.50 will not be successful because the Tender Price is above the Buy-back Price. The Tender at $5.00 will not be successful because the Tender Price is above the Buy-back Price. Shareholder 7 will hold 8,000 Shares after completion of the Buy-back.

Shareholder 1 tendered a total of 500 Shares at Final Price. The Tender will be successful and is not scaled back because it is a Final Price Tender and the Buy-back Price has been set above the bottom of the tender range. Shareholder 1 will hold no Shares after completion of the Buy-back.

Shareholder 2 tendered a total of 4,000 Shares at Final Price. The Tender will be successful and is not scaled back because it is a Final Price Tender and the Buy-back Price has been set above the bottom of the tender range. Shareholder 2 will hold 6,000 Shares after completion of the Buy-back.

Shareholder 3 tendered a total of 1,500 Shares at Final Price. The Tender will be successful and is not scaled back because it is a Final Price Tender and the Buy-back Price has been set above the bottom of the tender range. Shareholder 3 will hold no Shares after completion of the Buy-back.

Shareholder 4 tendered a total of 2,000 Shares at two different prices: 1,000 Shares at Final Price and 1,000 Shares at the Buy-back Price of $4.50. The Tender at Final Price will be successful and is not scaled back because it is a Final Price Tender and the Buy-back Price has been set above the bottom of the tender range. The Tender at $4.50 will be successful and all 1,000 Shares will be bought back, because the first 1,000 Shares tendered at the Buy-back Price are accepted in full. Shareholder 4 will hold no Shares after completion of the Buy-back.

Shareholder 5 tendered 1,000 Shares at $4.60. The Tender will not be successful as the Tender Price is above the Buy-back Price. Shareholder 5 will hold 1,000 Shares after completion of the Buy-back.

Shareholder 6 tendered a total of 2,500 Shares at two different prices: 1,500 Shares at $4.50 and 1,000 Shares at $4.80. The Tender at $4.50 will be successful but only 1,400 Shares will be bought back. The first 1,000 Shares will be accepted in full and the Shares tendered in excess of 1,000 Shares (i.e. 500 Shares) will be subject to the 20% scale back. The Tender at $4.80 will not be successful because the Tender Price is above the Buy-back Price. Shareholder 6 will hold 1,100 Shares after completion of the Buy-back.

Shareholder 7 tendered a total of 6,000 Shares at three different prices: 1,000 Shares at $4.00, 2,000 Shares at $4.50, and 3,000 Shares at $5.00. The Tender at $4.00 will be successful and all 1,000 Shares will be bought back as the Tender Price is below the Buy-back Price. The Tender at $4.50 will be successful but only 1,800 Shares will be bought back. The first 1,000 Shares will be accepted in full and the Shares tendered in excess of 1,000 Shares (i.e, 1,000 Shares) will be subject to the 20% scale back. The Tender at $5.00 will not be successful because the Tender Price is above the Buy-back Price. Shareholder 7 will hold 6,200 Shares after completion of the Buy-back.

Section 4

AUSTRALIAN TAX IMPLICATIONS FOR SHAREHOLDERS

The following discussion is intended only as a general summary of the Australian tax implications of participating in the Buy-back.



4.1 General

The following comments:

- are a general guide to the Australian taxation implications of selling your Shares in the Buy-back;
- may not apply to you if you buy and sell Shares in the ordinary course of a business you carry on (for example, if you are a share trader); and
- are based on the law as enacted at the date of this booklet.

As the tax consequences of selling your Shares in the Buy-back will depend upon your particular circumstances you should seek your own tax advice in relation to the tax consequences of selling your Shares in the Buy-back.

4.2 Draft taxation determination TD2004/D1

The ATO has recently released draft taxation determination TD2004/D1. A draft taxation determination represents the preliminary, though considered, views of the ATO. It is not a ruling and cannot be relied on by taxpayers. TD2004/D1 outlines a formula for determining the "market value" of a share sold in an off-market buy-back for the purposes of the Australian income tax legislation. The ATO indicates that the market value at the time of the Buy-back should be determined as the volume weighted average closing price (VWACP) of the company's shares on ASX over the last five trading days before the first announcement of the Buy-back adjusted for any change in the S&P/ASX 200 index from the commencement of trading on the first announcement date to the close of trading on the day the Buy-back closes (expected to be 18 June 2004).

In circumstances where the market value as determined under TD2004/D1 is greater than the Buy-back Price as determined by IAG, the excess will be added to the capital component of the Buy-back Price for tax purposes. However, the payment you receive for Shares bought back will not change. Further details are contained on the following pages.

In circumstances where the purchase price in a buy-back is greater than the market value as determined under TD2004/D1, the excess will be treated as an unfranked dividend for tax purposes. However, in this Buy-back, the Buy-back Price will not be greater than the Maximum Buy-back Price. The method for determining the Maximum Buy-back Price is based on the formula provided by the ATO in TD2004/D1 for calculating the market value of a share sold in an off-market buy-back. IAG has received confirmation from the ATO that an appropriate method for determining the market value and therefore the Maximum Buy-back Price is:

- $$\frac{\$4.51 \times \text{closing level of S\&P/ASX 200 index on the Closing Date}}{3331.6}$$

  where 3331.6 was the opening level of the S&P/ASX 200 index on 26 February 2004; or
- such other number as determined in accordance with discussions between the ATO and IAG.

The ATO may agree to vary the method of determining the Maximum Buy-back Price in circumstances where the calculation set out above is no longer appropriate or to reflect particular circumstances arising during the Tender Period or matters particular to IAG.

4.3 Australian resident individual shareholder

4.3.1 Tax implications of receiving a fully franked dividend

If you are an Australian resident individual who sells Shares in the Buy-back, you will be deemed to have received a fully franked dividend equal to the difference between $1.78 and the Buy-back Price for each Share bought back. You will generally be required to include this dividend and the franking credit attached to that dividend in your assessable income for the income year in which you receive payment for any Shares you sell in the Buy-back. See section 4.7 for when you may be required to include the dividend and the franking credit attached to the dividend in your assessable income.

Subject to the comments below regarding "qualified persons" (see section 4.8), you will generally also be entitled to a tax offset, equal to the franking credit, against the income tax payable by you. If the amount of the franking credit/tax offset exceeds the income tax payable by you, you should receive a refund of the excess franking credits. To claim a refund of excess franking credits, you will need to lodge an income tax return for the income year in which you include the franking credits in your assessable income, even if your taxable income for that income year is below the threshold for paying tax.

4.3.2 Tax implications of receiving a capital return

For capital gains tax purposes, participating shareholders will be taken to have disposed of the Shares bought back by IAG. Any capital gain is included in the calculation of your taxable income. If a capital loss is realised, it can be offset against capital gains you realise in the same income year or in later income years. Assuming the Buy-back Date is 21 June 2004, you will need to include any capital gain you make on the disposal of your Shares (or offset any capital loss you realise against capital gains you make) in calculating your 2003/2004 taxable income.

Calculating a capital gain or loss

If you sell your Shares in the Buy-back, you will be taken to have received $1.78 plus the amount (if any) by which the Maximum Buy-back Price exceeds the Buy-back Price as capital proceeds for the disposal of each Share.

A capital gain or loss is calculated as the difference between those proceeds considered to have been received on the disposal of the Shares and the cost base of the Shares (or reduced cost base if there is a capital loss). A capital loss will arise to the extent that such proceeds for disposal of each Share are less than the cost base (or reduced cost base) for that Share. A capital gain will arise to the extent that such proceeds for disposal of your Shares are greater than the cost base for those Shares.

For the purposes of calculating any capital gain or capital loss on a disposal of Shares you acquired as a result of the Demutualisation, you will be taken to have a cost base for each Share of $1.78.

If you did not acquire your Shares as a result of the Demutualisation (for example, Shares you bought on ASX), you will generally have a cost base for each Share equal to the acquisition cost of the Share plus any incidental costs of acquisition and disposal of the Share.

Discount capital gains

If you have held your Shares for at least 12 months as at the Buy-back Date, you will be eligible for the capital gains tax discount on any capital gain you derive. The effect of the discount is that you only pay tax on half of any net capital gain you make (after deducting any capital losses).

4.4 Australian complying superannuation fund shareholder

4.4.1 Tax implications of receiving a fully franked dividend

If you are an Australian complying superannuation fund who sells Shares in the Buy-back, you will be deemed to have received a fully franked dividend equal to the difference between $1.78 and the Buy-back Price for each Share which is bought back. You will generally be required to include this dividend and the franking credit attached to that dividend in your assessable income for the income year in which you receive payment for any Shares bought back. See section 4.7 for when you may be required to include the dividend and the franking credit attached to the dividend in your assessable income.

Subject to the comments below regarding "qualified persons" (see section 4.8), you will generally be entitled to a tax offset, equal to the franking credit, against the income tax payable by you. If the amount of the franking credit/tax offset exceeds the income tax payable by you, you may be entitled to a refund of the excess franking credits.

4.4.2 Tax implications of receiving a capital return

If you are an Australian complying superannuation fund and hold your Shares on capital account, you will be deemed to have disposed of those Shares bought back by IAG for capital gains tax purposes. Assuming the Buy-back Date is 21 June 2004, you will need to include any capital gain you make on the disposal of your Shares (or offset any capital loss you realise against capital gains you make) in calculating your 2003/2004 taxable income.

Calculating a capital gain or loss

If you sell your Shares in the Buy-back, you will be taken to have received $1.78 plus the amount (if any) by which the Maximum Buy-back Price exceeds the Buy-back Price as capital proceeds for the disposal of each Share.

A capital gain or loss is calculated as the difference between those proceeds considered to have been received on the disposal of the Shares and the cost base of the Shares (or reduced cost base if there is a capital loss). A capital loss will arise to the extent that such proceeds for disposal of each Share are less than the cost base (or reduced cost base) for that Share. A capital gain will arise to the extent that such proceeds for disposal of your Shares are greater than the cost base for those Shares.

For the purposes of calculating any capital gain or capital loss on a disposal of Shares you acquired as a result of the Demutualisation, you will be taken to have a cost base for each Share of $1.78.

If you did not acquire your Shares as a result of the Demutualisation (for example, Shares you bought on ASX), you will generally have a cost base for each Share equal to the acquisition cost of the Share plus any incidental costs of acquisition and disposal of the Share.

Discount capital gains

If you have held your Shares for at least 12 months as at the Buy-back Date, you will be eligible for the capital gains tax discount on any capital gain you derive. The effect of the discount is that you only pay tax on two-thirds of any net capital gain you make (after deducting capital losses).

4.5 Australian resident corporate shareholder

4.5.1 Tax implications of receiving a fully franked dividend

If you are an Australian resident company (or an entity taxed as if it were a company) who sells Shares in the Buy-back, you will be deemed to have received a fully franked dividend equal to the difference between $1.78 and the Buy-back Price for each Share bought back. You will generally be required to include this dividend and the franking credit attached in your assessable income for the income year in which you receive payment for any Shares bought back. See section 4.7 for when you may be required to include the dividend and the franking credit attached to the dividend in your assessable income.

Subject to the comments below regarding "qualified persons" (see section 4.8), you will generally also be entitled to a tax offset equal to the franking credit in respect of the dividend. As the dividend will be fully franked, you will also be required to credit your franking account for the amount of the franking credit on the dividend.

4.5.2 Tax implications of receiving a capital return

The Buy-back also constitutes a disposal by you of the Shares for capital gains tax purposes. A capital gain or loss is calculated as the difference between the proceeds received on the disposal of the Shares and the cost base of the Shares (or reduced cost base if there is a capital loss). Assuming the Buy-back Date is 21 June 2004, you will need to include any capital gain you make on the disposal of your Shares (or offset any capital loss you realise against capital gains you make) in calculating your 2003/2004 taxable income.

Calculating a capital gain or loss

The treatment of capital losses incurred by a corporate shareholder participating in an off-market buy-back has recently changed following the removal of the intercorporate dividend rebate for companies and the introduction of tax offsets for franking credits received by corporate, as well as individual, shareholders.

If you sell your Shares in the Buy-back, you will be taken to have received $1.78, plus the amount (if any) by which the Maximum Buy-back Price exceeds the Buy-back Price, as capital proceeds for the disposal of each Share. Previously, if you were a corporate shareholder that was entitled to the dividend rebate, and such capital proceeds would result in you making a capital loss, the legislation operated such that you did not incur a capital loss.

Under the law as currently enacted, the capital gain or loss would be calculated as the difference between the proceeds received on the disposal of each Share ($1.78 plus the amounts (if any) by which the Maximum Buy-back Price exceeds the Buy-back Price) and the cost base (or reduced cost base) of the Share (referred to below).

You should be aware that it is possible that the law could be amended to return to a position where there is an adjustment to the capital proceeds taken to be received by a company under an off-market buy-back where the buy-back price includes a franked dividend component. If you are a corporate shareholder selling your Shares in the Buy-back, you should seek your own tax advice in relation to the status of the law in this regard.

For the purposes of calculating any capital gain or capital loss on a disposal of Shares you acquired as a result of the Demutualisation, you will be taken to have a cost base for each Share of $1.78.

If you did not acquire your Shares as a result of the Demutualisation (for example, Shares you bought on ASX) you will generally have a cost base for each Share equal to the acquisition cost of the Share plus any incidental costs of acquisition and disposal of the Share.

4.6 Non-resident shareholder

If you are not an Australian resident, you will be deemed to have received a fully franked dividend equal to the difference between $1.78 and the Buy-back Price for each Share bought back, but you will not be required to include the amount of the dividend in your Australian assessable income. The dividend will not be subject to Australian dividend withholding tax.

Although the Buy-back of Shares by IAG will constitute a disposal of your Shares by you, you will not make any capital gain or capital loss for Australian taxation purposes unless you, together with your associates, have held at least 10% of the value of the issued Shares of IAG at any time during the five years up to the Buy-back Date.

4.7 When is a dividend included in assessable income?

If you account for income on a cash receipts basis, irrespective of the Buy-back Date, you will generally need to include the dividend component of the Buy-back Price and the franking credit attached in your assessable income in the income year in which you receive payment for any Shares you sell in the Buy-back. For example, if you receive payment on 28 June 2004, you will need to include the dividend in calculating your 2003/2004 taxable income.

If you account for income on an earnings or accruals (rather than a cash receipts) basis, you will need to include the dividend and, any franking credit attached to the dividends in your assessable income for the income year in which the Buy-back Date occurs. For example, if the Buy-back Date is 21 June 2004, you will need to include the dividend (and, if relevant, the franking credit attached to the dividend) in calculating your 2003/2004 taxable income, even if you receive payment for your Shares after 30 June 2004. You should seek your own tax advice if you are uncertain as to what income year you should include dividends (and franking credits) in your assessable income.

4.8 Franking credits/rebates only available to "qualified persons"

The Australian tax legislation contains rules that require a shareholder to be a "qualified person" in respect of a dividend paid on shares before the shareholder is entitled to the benefit of the tax rebates which flow from receiving franked dividends. You will be a "qualified person" in respect of your Shares if you have held your Shares at risk for at least 45 days (excluding the days of acquisition and disposal) (the "45 day rule") within a period beginning on the date those Shares were acquired and ending 45 days after the Shares became ex-dividend.

Broadly, in calculating the period in which you have held your Shares at risk, disposals of Shares will be accounted for on a "Last-in First-out" basis, so that you will be deemed to have disposed of your most recently acquired Shares for the purposes of applying the 45 day rule.

If you purchase Shares in IAG on or before 6 May 2004, you will be a "qualified person" in respect of the dividend you will be deemed to have received if you sell your Shares in the Buy-back. This assumes that:

- the Buy-back Date is 21 June 2004;
- you have not entered into any other positions regarding your Shares (for example, selling a call option regarding your Shares); and
- you are not under an obligation to make a related payment in respect of the dividend you will receive.

You will also be a "qualified person" if you have previously made an election with the Commissioner of Taxation to have a franking rebate ceiling applied to you.

On this basis, shareholders who acquired their Shares on or before 6 May 2004 will be "qualified persons". If you are uncertain as to how the "qualified person" rules might apply to your circumstances, we recommend that you seek your own tax advice.

4.9 Goods and Services Tax ("GST")

Under the GST legislation, GST will not be payable on the transfer of Shares in the Buy-back. The transfer of Shares will constitute a "financial supply" which is an input-taxed supply for the purposes of the GST legislation.

4.10 Examples

4.10.1 Sale of your Shares through the Buy-back

Set out in the tables on the following pages are examples of the after tax value you may derive per Share if you sell your Shares in the Buy-back, assuming alternative cost bases of Shares of $1.78 and $3.00. It is important to understand that the tables are examples only and are based on a number of assumptions (as indicated).

Table 1 assumes the Buy-back Price is $4.50 and Table 2 assumes the Buy-back Price is $4.00.

In both examples the Maximum Buy-back Price is assumed to be $4.60. The Maximum Buy-back Price will depend on the S&P/ASX 200 index at the Closing Date. See section 4.2 for an explanation of the Maximum Buy-back Price.

Table 1 Example tax calculations of participating in the Buy-back – Australian resident individual shareholders and complying superannuation funds (based on an illustrative Buy-back Price of $4.50):

Tax payable	**Your income $6,001 – $21,600**		**Your income $21,601 – $52,000**		**Your income $52,001 – $62,500**		**Your income $62,501+**		**Complying superannuation fund**	
	18.5% marginal tax rate		**31.5% marginal tax rate**		**43.5% marginal tax rate**		**48.5% marginal tax rate**		**15% tax rate**	
	A$		**A$**		**A$**		**A$**		**A$**	
Assumed cost base	1.78	3.00	1.78	3.00	1.78	3.00	1.78	3.00	1.78	3.00
Income tax consequences										
Assumed fully franked dividend	2.72	2.72	2.72	2.72	2.72	2.72	2.72	2.72	2.72	2.72
Add: gross up for franking credits	1.17	1.17	1.17	1.17	1.17	1.17	1.17	1.17	1.17	1.17
Assessable income	3.89	3.89	3.89	3.89	3.89	3.89	3.89	3.89	3.89	3.89
Less: tax on that assessable income	0.72	0.72	1.23	1.23	1.69	1.69	1.89	1.89	0.58	0.58
After tax dividend proceeds plus franking credits	**3.17**	**3.17**	**2.66**	**2.66**	**2.20**	**2.20**	**2.00**	**2.00**	**3.31**	**3.31**
Capital gains tax consequences										
Capital component of the Buy-back Price	1.78	1.78	1.78	1.78	1.78	1.78	1.78	1.78	1.78	1.78
Add: adjustment for excess of Maximum Buy-back Price	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Less: assumed cost base	1.78	3.00	1.78	3.00	1.78	3.00	1.78	3.00	1.78	3.00
Nominal capital gain/(loss) on disposal	0.10	(1.12)	0.10	(1.12)	0.10	(1.12)	0.10	(1.12)	0.10	(1.12)
Discount capital gain/(loss)	0.05	(0.56)	0.05	(0.56)	0.05	(0.56)	0.05	(0.56)	0.07	(0.75)
Tax impact of capital loss/(gain)	(0.01)	0.10	(0.02)	0.18	(0.02)	0.24	(0.02)	0.27	(0.01)	0.11
After tax proceeds	**1.77**	**1.88**	**1.76**	**1.96**	**1.76**	**2.02**	**1.76**	**2.05**	**1.77**	**1.89**
Total after tax proceeds	**4.94**	**5.05**	**4.42**	**4.62**	**3.96**	**4.22**	**3.76**	**4.05**	**5.08**	**5.20**

See Notes for Tables 1 & 2 on next page.

Table 2 Example tax calculations of participating in the Buy-back – Australian resident individual shareholders and complying superannuation funds (based on an illustrative Buy-back Price of $4.00):

Tax payable	Your income $6,001 – $21,600		Your income $21,601 – $52,000		Your income $52,001 – $62,500		Your income $62,501+		Complying superannuation fund	
	18.5% marginal tax rate		31.5% marginal tax rate		43.5% marginal tax rate		48.5% marginal tax rate		15% tax rate	
	A$		A$		A$		A$		A$	
Assumed cost base	1.78	3.00	1.78	3.00	1.78	3.00	1.78	3.00	1.78	3.00
Income tax consequences										
Assumed fully franked dividend	2.22	2.22	2.22	2.22	2.22	2.22	2.22	2.22	2.22	2.22
Add: gross up for franking credits	0.95	0.95	0.95	0.95	0.95	0.95	0.95	0.95	0.95	0.95
Assessable income	3.17	3.17	3.17	3.17	3.17	3.17	3.17	3.17	3.17	3.17
Less: tax on that assessable income	0.59	0.59	1.00	1.00	1.38	1.38	1.54	1.54	0.48	0.48
After tax dividend proceeds plus franking credits	**2.58**	**2.58**	**2.17**	**2.17**	**1.79**	**1.79**	**1.63**	**1.63**	**2.69**	**2.69**
Capital gains tax consequences										
Capital component of the Buy-back Price	1.78	1.78	1.78	1.78	1.78	1.78	1.78	1.78	1.78	1.78
Add: adjustment for excess of Maximum Buy-back Price	0.60	0.60	0.60	0.60	0.60	0.60	0.60	0.60	0.60	0.60
Less: assumed cost base	1.78	3.00	1.78	3.00	1.78	3.00	1.78	3.00	1.78	3.00
Nominal capital gain/(loss) on disposal	0.60	(0.62)	0.60	(0.62)	0.60	(0.62)	0.60	(0.62)	0.60	(0.62)
Discount capital gain/(loss)	0.30	(0.31)	0.30	(0.31)	0.30	(0.31)	0.30	(0.31)	0.40	(0.41)
Tax impact of capital loss/(gain)	(0.06)	0.06	(0.09)	0.10	(0.13)	0.13	(0.15)	0.15	(0.06)	0.06
After tax proceeds	**1.72**	**1.84**	**1.69**	**1.88**	**1.65**	**1.91**	**1.63**	**1.93**	**1.72**	**1.84**
Total after tax proceeds	**4.30**	**4.42**	**3.86**	**4.05**	**3.44**	**3.70**	**3.26**	**3.56**	**4.41**	**4.53**

Notes for Tables 1 & 2

The analysis assumes that:

1 The marginal tax rate includes the Medicare Levy at a rate of 1.5%. The liability of an individual to pay the Medicare Levy depends on the individual's own circumstances.
2 You are fully entitled to franking credit benefits/refunds.
3 The Maximum Buy-back Price is $4.60. The Maximum Buy-back Price will depend on the S&P/ASX 200 index at the Closing Date.
4 Capital losses will be offset against capital gains.
5 You will be able to fully utilise capital losses to offset capital gains.
6 The discount capital gain method applies such that individuals pay tax on half of their gain and complying superannuation funds pay tax on two thirds of their gain.
7 Numbers presented are rounded to the nearest cent.

4.10.2 Sale of your Shares on ASX

Set out in the table below are examples of the after tax value you would derive per Share if you sold your Shares on the stock market for $4.71, assuming alternative cost bases in Shares of $1.78 and $3.00. It is important to understand that the tables are examples only and are based on a number of assumptions (as indicated).

The example does not include the cost of any brokerage you may have to pay if you sell your Shares on ASX.

Table 3 Example tax calculations of selling your Shares on ASX – Australian resident individual shareholders and complying superannuation funds:

Tax payable	**Your income $6,001 – $21,600**		**Your income $21,601 – $52,000**		**Your income $52,000 – $62,500**		**Your income $62,501+**		**Complying superannuation fund**	
	18.5% marginal tax rate		**31.5% marginal tax rate**		**43.5% marginal tax rate**		**48.5% marginal tax rate**		**15% tax rate**	
	A$		**A$**		**A$**		**A$**		**A$**	
Assumed cost base	1.78	3.00	1.78	3.00	1.78	3.00	1.78	3.00	1.78	3.00
Capital gains tax consequences										
Capital proceeds	4.71	4.71	4.71	4.71	4.71	4.71	4.71	4.71	4.71	4.71
Less: assumed cost base	1.78	3.00	1.78	3.00	1.78	3.00	1.78	3.00	1.78	3.00
Nominal capital gain/(loss) on disposal	2.93	1.71	2.93	1.71	2.93	1.71	2.93	1.71	2.93	1.71
Discount capital gain/(loss)	1.47	0.86	1.47	0.86	1.47	0.86	1.47	0.86	1.95	1.14
Tax impact of capital loss/ (gain)	(0.27)	(0.16)	(0.46)	(0.27)	(0.64)	(0.37)	(0.71)	(0.42)	(0.29)	(0.17)
Total after tax proceeds	**4.44**	**4.55**	**4.25**	**4.44**	**4.07**	**4.34**	**4.00**	**4.29**	**4.42**	**4.54**

Notes for Table 3

The analysis assumes that:

1 The marginal tax rate includes the Medicare Levy at a rate of 1.5%. The liability of an individual to pay the Medicare Levy depends on the individual's own circumstances.

2 The discount capital gain method applies such that individuals pay tax on half of their gain and complying superannuation funds pay tax on two thirds of their gain.

3 Numbers presented are rounded to the nearest cent.

Section 5

EFFECT OF THE BUY-BACK ON IAG

As at 30 April 2004, IAG had 1,684,102,873 ordinary shares on issue. Assuming $350 million of Shares are bought back at a Buy-back Price of $4.50, approximately 78 million Shares (4.6% of all ordinary shares on issue) would be bought back and cancelled.

This section provides an indicative calculation of the effect of the Buy-back on IAG assuming an example Buy-back Price of $4.50. You cannot rely on this price as being the Buy-back Price.



5.1 Statement of financial position

The table below sets out the statement of financial position of the Group as at 31 December 2003, together with a pro-forma statement of financial position. This has been prepared to illustrate the impact of the Buy-back assuming 78 million Shares had been bought back as at 31 December 2003 and also bringing to account the effect of the sale of the ClearView business in January 2004.

Insurance Australia Group Limited Consolidated statement of financial position	[1] Actual 31/12/2003	Pro-forma adjustments [2] [3] Effect of Buy-back	[4] ClearView sale	Combined effect Pro-forma 31/12/2003
	A$m	**A$m**	**A$m**	**A$m**
Cash and investments	11,068	(354)	(792)	9,922
Other assets	4,295	-	(16)	4,279
Intangibles	1,521	-	-	1,521
Total assets	**16,884**	**(354)**	**(808)**	**15,722**
Claims outstanding and unearned premium	9,543	-	(3)	9,540
Borrowings and other liabilities	3,064	-	(953)	2,111
Total liabilities	**12,607**	**-**	**(956)**	**11,651**
Net assets	**4,277**	**(354)**	**148**	**4,071**
Share capital	3,434	(138)	-	3,296
Accumulated (losses)/retained profits [5]	(228)	(216)	43	(401)
Reset preference shares	539	-	-	539
Outside equity interest	532	-	105	637
Total equity	**4,277**	**(354)**	**148**	**4,071**

Notes

[1] The Group's consolidated statement of financial position has been extracted from the financial statements for the half year ended 31 December 2003, which were reviewed by IAG's auditor.

[2] The adjustments relating to the Buy-back are based on the following assumptions:

- i IAG buys back $350 million of Shares
- ii The Buy-back Price is assumed to be $4.50 per Share, comprising a capital component of $1.78 per Share and fully franked dividend component of $2.72 per Share. The number of Shares bought back is 78 million.
- iii A Buy-back of $350 million for $4.50 per Share would result in a reduction in shareholders equity of $350 million and a reduction in shares on issue from 1,684 million (as at 29 February 2004) to 1,606 million following the Buy-back.
- iv The costs of the Buy-back of $354 million includes $4 million for estimated transaction expenses.
- v The amount by which the Buy-back Price exceeds the amount adjusted to share capital ($1.78 per Share) will be adjusted to retained profits. For example, if the Buy-back Price is $4.50, retained profits will be reduced by an amount of $2.72 per Share.

[3] The precise financial impact of the Buy-back will not be known until the Buy-back Price, the total number of Shares to be bought back and the dividend component of the Buy-back Price are determined.

[4] The financial position at 31 December 2003 has been adjusted for the sale of the ClearView business in January 2004 for $219 million. These adjustments exclude the potential earn-out of up to $50 million over the next five and a half years, which is based on certain performance targets being met by the ClearView business.

[5] At 31 December 2003 IAG (the parent entity) had retained profits of $423 million.

5.2 How will the Buy-back be funded?

The Buy-back will be funded from IAG's cash and investment assets. The amount IAG expects to pay out under the Buy-back is around $350 million. However, IAG reserves the right, in its absolute discretion, to determine the number of Shares it will buy back, which may be more or less than $350 million, subject always to the Buy-back Limit.

5.3 Impact of the Buy-back on key financial indicators

The precise effect of the Buy-back on earnings per share and return on equity cannot be determined at present because the Buy-back Price and the number of Shares to be bought back will not be known until after the completion of the Buy-back. On a pro-forma basis, had the Buy-back been completed on 30 June 2003, it would have been marginally dilutive to earnings per share and marginally positive to return on equity for the half year ended 31 December 2003. The proposed Buy-back is likely to be marginally dilutive in the first year and expected to increase IAG's earnings per share over time.

As at 31 December 2003, the Group had the capacity to fully frank approximately $1,150 million of dividends. The amount of franking credits that IAG will utilise under the Buy-back will not be known until the Buy-back Price and the total size of the Buy-back is determined. In connection with the Buy-back, IAG has agreed with the Australia Taxation Office to accept an additional $0.085 debit to its franking account per Share bought back. IAG expects to continue to be in a position to fully frank any dividends for the foreseeable future.

5.4 What effect will the Buy-back have on IAG's issued shares?

IAG currently has 1,684 million ordinary shares on issue. Assuming a total of $350 million of Shares are bought back, the table below sets out the number of Shares and the percentage of total issued shares which would be bought back at different Buy-back Prices. All Shares that IAG buys back will be cancelled.

Assumed Buy-back Prices $	Number of Shares bought back	Total issued shares %
4.00	87,500,000	5.2
4.50	77,777,778	4.6
5.00	70,000,000	4.2

5.5 Interim results

On 26 February 2004, IAG released its interim results for the half-year ended 31 December 2003 which were reviewed by IAG's auditor. The consolidated financial results are summarised below. These results and related information were lodged with ASX on 26 February 2004 and are available on www.iag.com.au/hy04

Insurance Australia Group Limited Consolidated financial results	**Six months ended 31/12/2003 A$m**
Gross written premium	3,142
Gross earned premium	3,116
Reinsurance expense	(204)
Net premium revenue	2,912
Net claims expense	(1,909)
Underwriting expense	(726)
Underwriting profit	277
Investment income on technical reserves	67
Insurance profit	344
Investment income on shareholders' funds	204
Amortisation	(54)
Interest	(29)
Other	19
Profit before income tax	484
Income tax expense	(136)
Profit after income tax	348
Outside equity interests	(46)
Profit attributable to all shareholders	302
Dividends paid on reset preference shares	(14)
Profit attributable to ordinary shareholders	288
Insurance margin before tax	**11.8%**

5.6 Capital management

IAG actively manages its capital on three parameters:

- An estimated risk of ruin of no more than 1 in 750 years;
- A 'AA' category rating for its core wholly owned operating entities; and
- Economic capital, currently set at a benchmark of 1.6 times (x) the Group's risk-weighted MCR (minimum capital requirement) set by applying APRA principles to all its operations.

These parameters are supported by:

- Conservative claims reserving (minimum probability of sufficiency of 90%);
- Extensive reinsurance programme (maximum loss per event currently at less than 2% of combined ratio); and
- Strategic asset allocation programme to actively reduce investment volatility risks.

As at 31 December 2003, the Group's MCR multiple was 1.90x, which was 0.3x or approximately $480 million, in excess of the benchmark multiple of 1.60x. The Buy-back is intended to utilise some of this surplus as the Board believes that IAG is unlikely to require this capital in the short term.

The precise effect of the Buy-back on the MCR multiple cannot be determined at present because the Buy-back Price and the number of Shares to be bought back will not be known until after the completion of the Buy-back. Based on the pro-forma statement of financial position (as at 31 December 2003) set out in section 5.1, the Buy-back would reduce the Group MCR multiple to approximately 1.70x.

The Board believes that after the Buy-back IAG will remain strongly capitalised. Following IAG's announcement to undertake the Buy-back, Standard & Poor's Ratings Services has affirmed the Group's core wholly owned operating entities' very strong insurer financial strength and counterparty credit ratings of 'AA' with a stable outlook.

Section 6

ADDITIONAL INFORMATION ON THE BUY-BACK

This section sets out further details of the Buy-back, including important information for joint shareholders, trustees and nominees.

6.1 Size of the Buy-back

ASIC has granted IAG an exemption under subsection 257D(4) of the Corporations Act to permit IAG to conduct the Buy-back as an equal access scheme. See section 6.16 for further details of the exemption granted by ASIC.

Under the Corporations Act, IAG may, without shareholder approval, buy back any number of Shares under an equal access scheme, provided that the number of voting shares bought back in the Buy-back and in any other Buy-back conducted in the previous 12 months, does not exceed 10% of the smallest number, at any time during the 12 months preceding the Buy-back, of votes attaching to IAG's voting shares. Although this limit would permit it to buy back around 168 million Shares, IAG intends to buy back around $350 million of Shares but will not buy back more than 100 million Shares under this Buy-back, and retains the absolute discretion to buy back any lesser number of Shares or none at all.

6.2 Shareholders with more than one holding of Shares

You will receive a Tender Form for each separate registered holding of Shares (for example, if you hold some Shares in your name and some Shares jointly with your spouse, you will receive two Tender Forms). You may tender Shares in the Buy-back from any or all of your separate registered holdings provided that you complete the Tender Form and follow the instructions on each Tender Form for each holding you wish to tender.

Note that, if any of the separate registered holdings is for 1,000 Shares or less, in order to participate in the Buy-back in respect of that holding you must tender all of the Shares in that holding.

Any scale back that applies to Shares tendered from more than one of your registered holdings of Shares will be applied to each of those registered holdings as if they were held by different persons.

6.3 Joint shareholders

If you hold your Shares jointly with another person (for example, your spouse) you must complete and return the Tender Form in accordance with the instructions for joint holdings on the Tender Form.

6.4 Shares held by trustees and nominees

Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-back and then aggregate all Tenders received from beneficial owners. It is the responsibility of the trustee or nominee to complete an aggregated Tender Form on behalf of all beneficial owners.

In the case of Issuer Sponsored Holdings, to ensure that the beneficial holders' instructions are actioned, the trustee or nominee must ensure that an aggregated Tender Form is received by the IAG Share Registry by 5.00pm (Sydney time) on the Closing Date. For CHESS Holdings, the trustee or nominee will need to aggregate all Tenders received from beneficial owners and provide instructions to its controlling participant in time for the Tender to be processed by 5.00pm (Sydney time) on the Closing Date.

Any scale back that applies to Shares tendered by trustees or nominees will be performed on a registered shareholder basis.

6.5 Margin lending arrangements

If you hold Shares under margin lending arrangements or if they are held as security for a loan or as ACH collateral, you should ensure that your participation in the Buy-back is permitted by those margin lending arrangements, that loan documentation or by ACH.

Note that by submitting a Tender you warrant to IAG that when you tender your Shares for sale in the Buy-back, and on the Buy-back Date, the Shares are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights. See section 6.7 for further details.

6.6 Shareholders who receive a government pension or allowance

The effect your participation in the Buy-back will have on your government pensions or allowances (or those of your dependants) will depend upon the value of the Shares bought back and on the level of your other income and assets. It is possible that your pension or allowance payments will not be affected at all because the social security income and assets tests allow you to have income and assets up to certain amounts without any reduction in payment. It will depend upon your particular circumstances. If you are in any doubt as to the action you should take, you should obtain advice specific to your circumstances.

If you would like information about the effect of participating in the Buy-back on your pension or allowance, you should contact Centrelink or the Department of Veterans' Affairs directly.

6.7 The effect of submitting a Tender

A Tender constitutes an offer to sell the tendered Shares to IAG on the terms and conditions set out in the Buy-back Documents. A Tender does not, of itself, constitute a binding contract for the sale of the tendered Shares and cannot be enforced against IAG. IAG retains the absolute discretion to accept or reject any Tender, and may choose to reject all Tenders. If IAG accepts your Tender, a binding Buy-back Contract is formed between you and IAG on the Buy-back Date, and you must sell to IAG the number of Shares that IAG determines to buy back from you (which will not exceed the number of Shares you tendered) on the terms and conditions set out in the Buy-back Documents.

By submitting a Tender, you:

- agree to the terms and conditions set out in the Buy-back Documents;
- offer to sell to IAG on the Buy-back Date the number of Shares offered for sale on your Tender Form (adjusted in accordance with the terms and conditions set out in the Buy-back Documents) at your Tender Price(s);
- agree that IAG's announcement to ASX on the Buy-back Date is effective notice or communication of IAG's acceptance of those of your Tenders which are:
  - submitted at or below the Buy-back Price or as a Final Price Tender (adjusted in accordance with the terms and conditions set out in the Buy-back Documents);
  - submitted in accordance with the Buy-back Documents (or treated by IAG as being so submitted); and
  - not rejected by IAG.

  You also agree that IAG's announcement to ASX is effective notice or communication of IAG's rejection of any of your Tenders above the Buy-back Price. You waive any requirement to receive notice or communication from IAG of its acceptance or rejection of any Tender submitted by you;
- warrant to IAG that at any time you tender your Shares for sale in the Buy-back, and on the Buy-back Date, the Shares which you have tendered are:
  - registered in your name;
  - fully paid up;
  - free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights; and
  - otherwise able to be sold freely into the Buy-back;
- warrant to IAG that there is no legal reason why you cannot participate in the Buy-back or receive the proceeds of sale of your Shares;
- agree that IAG may, in its absolute discretion and at any time, determine that any Tender it receives is a valid Tender, even though one or more of the requirements for making a Tender have not been complied with. Where the shareholder has satisfied the requirements for making a Tender in respect of only some of their Shares, IAG may, in its absolute discretion, regard the Tender to have been made in respect of those Shares, but not the remainder;
- authorise IAG (and its officers, agents or contractors) to correct any error in or omission from your Tender Form or your Withdrawal/Amendment Form and to complete the Tender Form by inserting any missing details;
- authorise IAG (and its officers, agents or contractors), to transfer the Shares you have tendered to any register maintained by IAG which IAG in its absolute discretion considers desirable;
- acknowledge that neither IAG nor any other party involved in the Buy-back has provided you with financial product advice, or has any obligation to provide this advice, concerning your decision to participate in the Buy-back;
- authorise IAG to make payment:
  - by direct credit to your nominated account if you have a direct credit authority recorded on the IAG share register on the Closing Date; or
  - by cheque to be mailed to your address shown on the IAG share register on the Closing Date if you do not have a direct credit authority recorded on the IAG share register on the Closing Date,

  and, in each case, you will be taken to have accepted the risk associated with such payment;
- acknowledge that despatch of payment as described above satisfies IAG's obligations to make a payment to you for the Shares bought back;
- undertake not to sell or offer to sell Shares to any other person if, as a result, you will at any time after you submit your Tender until the Buy-back Date hold fewer Shares than the number of Shares you have tendered;

- agree that damages is not an adequate remedy for breach of these covenants, undertakings, agreements and warranties;
- undertake that, if you breach any of these covenants, undertakings, agreements or warranties you will indemnify IAG for all its costs arising from the breach; and
- agree that any obligation of IAG to buy back Shares tendered by you is conditional on your compliance with the covenants, undertakings, agreements and warranties set out on the previous page.

You will be taken to have submitted a Tender when the IAG Share Registry receives your signed and completed Issuer Sponsored Holding Tender Form or, if you have a CHESS Holding, your Tender is processed by your controlling participant through CHESS.

6.8 IAG's rights to accept or reject Tenders and Tender Forms

At any time, IAG may:

- accept or reject any or all Tenders or Tender Forms; and
- accept or reject a Tender not made strictly on the terms and conditions set out in the Buy-back Documents, or Tender Form not submitted in accordance with the procedures set out in the Buy-back Documents.

IAG may do each of these things in relation to all or some of the Tenders or the Tender Forms it receives, in its absolute discretion.

6.9 IAG's right to vary or terminate the Buy-back

IAG may, in its absolute discretion, vary or terminate the Buy-back at any time on or before the Buy-back Date by making an announcement to that effect to ASX.

IAG may also extend the timetable for the Buy-back in the same manner.

6.10 IAG's right to waive requirements and correct errors

IAG may, in its absolute discretion and at any time, deem any Tender it receives to be a valid Tender, disregard any Tender it believes should be disregarded and may waive any or all of the requirements for making, amending or withdrawing a Tender. It may do each of these things in relation to some, all or any number of Tenders it receives.

If you tender a number of Shares in excess of the total number of Shares that you are entitled to sell, you will be deemed to have offered only the total number of Shares you are entitled to sell, and if you have nominated more than one price:

6.10.1 first, the excess Shares will be deemed to be excluded from your Tender at the highest price you selected;

6.10.2 if, after applying 6.10.1 above, there are still remaining excess Shares, it will be deemed that those excess Shares are excluded from your Tender at the next highest price you selected; and

6.10.3 if, after applying 6.10.2 above, there are still remaining excess Shares, then 6.10.2 will be reapplied to those excess Shares until there are no longer any remaining excess Shares.

If you sell Shares during the Tender Period such that you do not at the Buy-back Date hold at least the number of Shares you successfully tendered, IAG may in its absolute discretion, either:

- reject your Tender in its entirety; or
- treat your Tender as if you had offered only the number of Shares you held at 5.00pm (Sydney time) on the Closing Date, provided that you also held no less than that number of Shares at the Record Date, in which case, if you tendered Shares at more than one Tender Price you will be treated as set out in sections 6.10.1, 6.10.2 and 6.10.3 above.

6.11 Restrictions on the payment of Buy-back proceeds

IAG will pay shareholders the Buy-back Price for each of their Shares that are bought back, unless it is prohibited from doing so by the operation of law.

6.12 Unsuccessful Tenders

Shares that have been tendered into the Buy-back but are not bought back will be released to shareholders' holdings as soon as processing of the Buy-back has been completed after the Closing Date.

6.13 Employee share plan shares

If you are a participant in IAG's Allocation Share Plan, Bonus Equity Share Plan, Performance Award Rights Plan or non-executive directors share plan, you are not eligible to participate in the Buy-back in respect of those Shares. Shares in these plans are currently held by the Trustee and the plans restrict dealings in those Shares. Any Shares which are held

in these plans are not included on your Tender Form. The Trustee of the plans will not participate in the Buy-back in respect of the Shares held by it. Only those Shares that you are free to trade will be included on your Tender Form.

6.14 Stamp duty

Stamp duty will not be payable on the cancellation of your Shares following acceptance of your Tender(s).

6.15 Directors' entitlements

Directors are entitled to participate in the Buy-back, but the IAG Board has determined that the directors of IAG and certain designated employees of IAG should not participate in the Buy-back. As at 30 April 2004, the directors of IAG held or had a relevant interest in the following IAG shares and options (Performance Share Rights) over unissued IAG shares:

	Shares		Options
	Direct	Indirect	
James Strong	12,083	139,122	–
John Astbury	10,083	38,252	–
Geoffrey Cousins	150,000	18,252	–
Dominique Fisher	4,799	56,078	–
Neil Hamilton	4,817	60,460	–
Michael Hawker	183,971	–	1,000,000
Anne Keating	709	18,252	–
Rowan Ross	102,557	40,058	–

6.16 ASIC and ASX relief

ASIC has granted IAG an exemption under subsection 257D(4) of the Corporations Act. This exemption permits IAG to:

6.16.1 conduct the Buy-back similarly to the conduct of an equal access buy-back in accordance with Division 2 of Part 2J.1 of the Corporations Act;

6.16.2 use the scale back mechanism described in section 3.3;

6.16.3 invite shareholders to offer to sell Shares in accordance with the terms and conditions set out in the Buy-back Documents rather than IAG offering to buy back such Shares;

6.16.4 invite shareholders with 1,000 Shares or less to offer to sell Shares only if they submit one Tender for all of their Shares at either a specified price in the tender range or as a Final Price Tender; and

6.16.5 not make an invitation to shareholders who either hold Shares under one of IAG's employee share plans or under IAG's non-executive directors share plan, or have a registered address outside Australia.

ASX has granted IAG the following:

- a waiver from Listing Rule 7.40 to permit IAG to despatch the Buy-back Documents to shareholders no later than seven business days after the Record Date; and
- a waiver from Listing Rule 3.8A to permit IAG to lodge an Appendix 3F on the second business day after the Closing Date.

6.17 Privacy

IAG is carrying out the Buy-back in accordance with the Corporations Act. This involves the collection of personal information on Tender Forms to enable IAG and its agents to process your Tender. If you do not provide this information, IAG and its agents may be hindered in, or prevented from, processing your Tender.

The personal information collected by IAG and its agents will only be disclosed to Computershare Investor Services Pty Limited in its capacity as share registrar of IAG, to a print and mail service provider, to IAG's advisers in relation to the Buy-back and to financial institutions in respect of payments to you in connection with the Buy-back or as required or authorised by law.

If you wish to access the individual information collected by IAG and its agents in relation to your shareholding, please write to IAG, care of Computershare Investor Services Pty Limited at the mailing address set out in section 2.1.

6.18 Applicable law

This Invitation, your Tender, and the Buy-back generally, are governed by the laws of New South Wales.

Section 7

DEFINITIONS AND INTERPRETATION

7.1 Definitions

In the Buy-back Documents unless the context otherwise requires:

ACH means the Australian Clearing House Pty Ltd

ASIC means the Australian Securities & Investments Commission

ASTC means ASX Settlement & Transfer Corporation Pty Ltd

ASTC Settlement Rules means the settlement rules of the securities clearing house of ASX from time to time

ASX means Australian Stock Exchange Limited

ATO means the Australian Taxation Office

Board or **IAG Board** means the Board of directors of IAG

Buy-back means the buy back of shares by way of tender set out in the Buy-back Documents

Buy-back Contract means the contract formed on the Buy-back Date between you and IAG if IAG accepts your Tender

Buy-back Date means the date IAG announces to ASX the Buy-back Price, the total number of Shares to be bought back and the details of any scale back

Buy-back Documents means this booklet, your Tender Form and any Withdrawal/Amendment Form

Buy-back Limit means the limit on the number of Shares to be bought back by IAG, equal to 100 million Shares

Buy-back Price means the price at which IAG will buy back Shares from Tenders it accepts in the Buy-back

CGT means capital gains tax

CHESS means the Clearing House Electronic Subregister System

CHESS Holder means a holder of Shares on the CHESS subregister of IAG

CHESS Holding means a holding of Shares on the CHESS subregister of IAG

Closing Date means 5.00pm (Sydney time) on Friday, 18 June 2004 for all shareholders, unless IAG announces a different date

Corporations Act means the Corporations Act 2001 (Commonwealth)

Demutualisation means the conversion of NRMA Insurance Limited from a company limited by guarantee to a company limited by shares and the issue of shares in IAG to former members of NRMA Insurance Limited on 24 July 2000

Ex-Date means Thursday, 6 May 2004

Final Price Tender means a Tender in which the shareholder elects to receive the Buy-back Price, whatever IAG determines it to be within the tender range of $4.00 to $5.00 per Share

Group means IAG and its subsidiaries

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

IAG Share Registry means the share registry of IAG maintained by Computershare Investor Services Pty Limited (ABN 48 078 279 277)

Invitation means IAG's invitation for shareholders to offer to sell their Shares, as set out in the Buy-back Documents

Issuer Sponsored Holder means a holder of Shares on the issuer sponsored subregister of IAG

Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of IAG

Maximum Buy-back Price has the meaning given to it in section 4

Participant means an Account Participant, a Specialist Settlement Participant, or a General Settlement Participant as defined in the ASTC Settlement Rules

Payment Date means Monday, 28 June 2004

Record Date means Wednesday, 12 May 2004

Shares means fully paid ordinary shares in the capital of IAG on issue as at Wednesday, 12 May 2004

Small Holding means 500 Shares or less. However, if by ensuring no shareholder is left with a Small Holding as a result of the scale back provisions in section 3, IAG would exceed the number of Shares that it determines to buy back, then IAG may determine that a Small Holding is less than 500 shares

Tender means a shareholder's offer to sell Shares back to IAG at a Tender Price and on the terms and conditions set out in the Buy-back Documents as amended in accordance with the procedures set out in this Buy-back booklet

Tender Form means the form of offer by a shareholder to sell Shares to IAG, which is enclosed with this booklet, and includes a Tender Form amended in accordance with the procedures set out in the Buy-back Documents

Tender Period means the period within which shareholders may lodge, withdraw or amend a Tender in accordance with the Buy-back Documents

Tender Price means one of the specified prices from $4.00 to $5.00 per Share set out on the Tender Form or, where a Final Price Tender is submitted, the Buy-back Price

Trustee means IAG Share Plan Nominee Pty Limited as the trustee of The IAG Share and Performance Awards Rights Plans Trust (incorporating the Bonus Equity, Allocation Share, Equity Share, NED Share and Performance Award Rights Plans)

Withdrawal/Amendment Form means the form entitled "Withdrawal/Amendment Form" which is available as described in section 2.4

you or **shareholder** means a holder of Shares in IAG

7.2 Interpretation

In the Buy-back Documents, unless the context otherwise requires:

- the singular includes the plural, and vice versa;
- words importing one gender include other genders;
- other parts of speech and grammatical forms of a word or phrase defined in this document have a corresponding meaning;
- terms used in the Buy-back Documents and defined in the Corporations Act have the meanings given to them in the Corporations Act;
- a reference to currency is to Australian dollars; and
- a reference to time is to (Sydney time).

The postal acceptance rule does not apply to Tenders.

Unless otherwise specified, the directors of IAG (or their authorised delegates) may exercise all powers of IAG under the Buy-back Documents that are not, by the Corporations Act or by IAG's constitution, required to be exercised by IAG's shareholders.

All references to dates in the Buy-back Documents are subject to variation at IAG's absolute discretion.

Section 8

If you have any questions on the Buy-back after reading this booklet please call the IAG Buy-back information line on 1300 666 635 or speak to your professional adviser.

CORPORATE DIRECTORY

Registered Office
Insurance Australia Group Limited
Level 21
388 George Street
Sydney NSW 2000
www.iag.com.au

Share Registry
Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000

Financial Adviser
Macquarie Equity Capital Markets Limited

Legal & Tax Adviser
Mallesons Stephen Jaques

Auditor
KPMG

Investigating Accountant
KPMG Transaction Services (Australia) Pty Limited

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923

Insurance
Australia
Group

G009792 05/04

Insurance Australia Group

Pink Tender Form
Issuer Sponsored Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.
If you do not wish to participate in the buy-back do not return this form. See over for how to complete this form.

AS YOU HOLD 1,000 SHARES OR LESS, YOU MUST TENDER ALL OF YOUR SHARES IF YOU WISH TO PARTICIPATE IN THE BUY-BACK.

A Shares you can tender

I/we tender the following Shares at the Tender Price specified, on the conditions in the Buy-back Documents:

B I tender all my Shares at

Final Price — [ ] Indicate with an X

OR

Tender Price — Insert one of the Tender Prices shown below: $ _ . _ 0

$4.00	$4.10	$4.20	$4.30	$4.40	$4.50	$4.60	$4.70	$4.80	$4.90	$5.00

C Please sign within the appropriate boxes below. Instructions are on the back of this form.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

Please provide your contact details in case we need to speak to you about your Tender:

Contact name ______ Contact daytime telephone ______ Date ___/___/___

TENDERS MUST BE RECEIVED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923

How to complete this form

The instructions below are cross-referenced to the relevant section on the front of this form.
Please complete the form using black ink only.

A If you wish to participate in the Buy-back, this is the number of your Shares you must offer to sell to IAG.

B

Final Price		Tender Price
If you wish to tender all your Shares at the Final Price, place an **X** in the box next to Final Price.	**or**	If you wish to tender all your Shares at one of the specified prices, insert that specified price in the box next to Tender Price.

C You must sign this form in Box C.

Joint holders – all holders must sign.

Under Power of Attorney – if not already noted by the IAG Share Registry, a certified copy of the Power of Attorney must accompany this form. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

Deceased Estate – all executors should sign and, if not already noted by the IAG Share Registry, a certified copy of Probate or Letters of Administration must accompany this form.

Company – this form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

Payment for Shares bought back

IAG will despatch payment for Shares bought back on 28 June 2004.

Submitting your Tender

Send or hand deliver your completed Tender Form to make sure it will be received no later than 5:00pm (Sydney time) Friday 18 June 2004 at:

IAG Share Registry mailing address
Insurance Australia Group Limited
Reply Paid 1663
MELBOURNE VIC 8060

IAG Share Registry delivery address
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
SYDNEY NSW 2000

This form relates to the Insurance Australia Group Limited Buy-back Booklet dated 30 April 2004 and should be read in conjunction with that document.

If you require further information on how to complete this form please contact the IAG Buy-back information line on 1300 666 635.

Yellow Tender Form
Issuer Sponsored Holders

IAG Insurance Australia Group

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.

If you do not wish to participate in the buy-back do not return this form. See over for how to complete this form.

A SHARES YOU CAN TENDER

I/we tender the following Shares to IAG at the Tender Price(s) specified, on the conditions in the Buy-back Documents:

B	Insert the number of Shares (if any) you wish to tender at the Final Price.		at the FINAL PRICE
C	Insert the number of Shares (if any) you wish to tender next to the price at which you wish to tender those Shares. Please refer to the instructions on the back of this form.	+	at $ 4.00 per Share
		+	at $ 4.10 per Share
		+	at $ 4.20 per Share
D	TOTAL NUMBER OF SHARES TENDERED (minimum 1,000 Shares) Add up the rows in Boxes B and C and write that number in Box D. The number of Shares in Box D must not be more than the number in Box A.	+	at $ 4.30 per Share
		+	at $ 4.40 per Share
		+	at $ 4.50 per Share
		+	at $ 4.60 per Share
	Please provide your contact details in case we need to speak to you about your Tender:	+	at $ 4.70 per Share
	Contact name	+	at $ 4.80 per Share
	Contact daytime telephone	+	at $ 4.90 per Share
	Date / /	+	at $ 5.00 per Share

E Please sign within the appropriate boxes below. Instructions are on the back of this form.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

TENDERS MUST BE RECEIVED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923

How to complete this form

The instructions below are cross-referenced to the relevant section on the front of this form.
Please complete the form using black ink only.

If you wish to participate in the Buy-back, you must offer to sell at least 1,000 Shares in total.

A If you wish to participate in the Buy-back, this is the maximum number of your Shares you can offer to sell to IAG.

B **Final Price**
Insert the number of Shares (if any) you wish to tender at the Final Price.

and/or

C **Tender Price**
Insert the number of Shares (if any) you wish to tender at the specified price. You may offer to sell parcels of Shares at up to 11 different specified prices. Each parcel is a separate Tender.

D After indicating the number of Shares you wish to tender at the Final Price and/or at a specified price or prices, you must add up the number of Shares in the rows in Boxes B and C and write the total in Box D. Note that this number must not be more than the number of Shares in Box A. **You must offer to sell at least 1,000 Shares in total.**

If the number of Shares in Box D is more than the number of Shares in Box A you will be deemed to have offered only the number of Shares shown in Box A and, if you have selected more than one price, your Tender will be deemed to be adjusted in the manner set out in section 6.10 of the Buy-back Booklet.

E You must sign this form in Box E.

Joint holders – all holders must sign.

Under Power of Attorney – if not already noted by the IAG Share Registry, a certified copy of the Power of Attorney must accompany this form. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

Deceased Estate – all executors should sign and, if not already noted by the IAG Share Registry, a certified copy of Probate or Letters of Administration must accompany this form.

Company – this form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

Payment for Shares bought back

IAG will despatch payment for Shares bought back on 28 June 2004.

Submitting your Tender

Send or hand deliver your completed Tender Form to make sure it will be received no later than 5.00pm (Sydney time) Friday 18 June 2004 at:

IAG Share Registry mailing address
Insurance Australia Group Limited
Reply Paid 1663
MELBOURNE VIC 8060

IAG Share Registry delivery address
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
SYDNEY NSW 2000

This form relates to the Insurance Australia Group Limited Buy-back Booklet dated 30 April 2004 and should be read in conjunction with that document.

If you require further information on how to complete this form please contact the IAG Buy-back information line on 1300 666 635.

TENDERS MUST BE RECEIVED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004

Orange Tender Form – CHESS Holders

IAG Insurance Australia Group

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.
You must give your tender instructions to your controlling participant (normally your broker). Do not return this form to the IAG Share Registry.

Controlling CHESS participant at 12 May 2004.

AS YOU HOLD 1,000 SHARES OR LESS, YOU MUST TENDER ALL OF YOUR SHARES IF YOU WISH TO PARTICIPATE IN THE BUY-BACK.

A Shares you can tender

I/we tender the following Shares at the Tender Price specified, on the conditions in the Buy-back Documents:

B I tender all my Shares at

Final Price ☐ Indicate with an X

OR

Tender Price — Insert one of the Tender Prices shown below

$. 0

$4.00	$4.10	$4.20	$4.30	$4.40	$4.50	$4.60	$4.70	$4.80	$4.90	$5.00

C Please sign within the appropriate boxes below. Instructions are on the back of this form.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

Please provide your contact details in case we need to speak to you about your Tender:

Contact name ____________ Contact daytime telephone ____________ Date / /

TENDERS MUST BE PROCESSED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923

How to complete this form

The instructions below are cross-referenced to the relevant section on the front of this form.
Please complete the form using black ink only.

A If you wish to participate in the Buy-back, this is the number of your Shares you must offer to sell to IAG.

B

Final Price		Tender Price
If you wish to tender all your Shares at the Final Price, place an **X** in the box next to Final Price.	**or**	If you wish to tender all your Shares at one of the specified prices, insert that specified price in the box next to Tender Price.

C You must sign this form in Box C.

Joint holders – all holders must sign.

Under Power of Attorney – if not already noted by the IAG Share Registry, a certified copy of the Power of Attorney must be sent to the IAG Share Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

Deceased Estate – all executors should sign and, if not already noted by the IAG Share Registry, a certified copy of Probate or Letters of Administration must be sent to the IAG Share Registry.

Company – this form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

Payment for Shares bought back

IAG will despatch payment for Shares bought back on 28 June 2004.

Submitting your Tender

You will need to contact your controlling participant (usually your broker) in sufficient time for your controlling participant to process your acceptance no later than 5.00pm (Sydney time), Friday 18 June 2004.

DO NOT RETURN THIS FORM TO IAG OR THE IAG SHARE REGISTRY

This form relates to the Insurance Australia Group Limited Buy-back Booklet dated 30 April 2004 and should be read in conjunction with that document.

If you require further information on how to complete this form please contact the IAG Buy-back information line on 1300 666 635.

IAG Insurance Australia Group

Grey Tender Form – CHESS Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.
You must give your tender instructions to your controlling participant (normally your broker). Do not return this form to the IAG Share Registry.

Controlling CHESS participant at 12 May 2004.

A SHARES YOU CAN TENDER

I/we tender the following Shares to IAG at the Tender Price(s) specified, on the conditions in the Buy-back Documents:

B	Insert the number of Shares (if any) you wish to tender at the Final Price.		at the FINAL PRICE
C	Insert the number of Shares (if any) you wish to tender next to the price at which you wish to tender those Shares. Please refer to the instructions on the back of this form.	+	at $ 4.00 per Share
		+	at $ 4.10 per Share
		+	at $ 4.20 per Share
	TOTAL NUMBER OF SHARES TENDERED (minimum 1,000 Shares)	+	at $ 4.30 per Share
	Add up the rows in Boxes B and C and write that number in Box D. The number of Shares in Box D must not be more than the number in Box A.	+	at $ 4.40 per Share
D		+	at $ 4.50 per Share
		+	at $ 4.60 per Share
	Please provide your contact details in case we need to speak to you about your Tender:	+	at $ 4.70 per Share
	Contact name	+	at $ 4.80 per Share
	Contact daytime telephone	+	at $ 4.90 per Share
	Date / /	+	at $ 5.00 per Share

E Please sign within the appropriate boxes below. Instructions are on the back of this form.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

TENDERS MUST BE PROCESSED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923

How to complete this form

The instructions below are cross-referenced to the relevant section on the front of this form.
Please complete the form using black ink only.

If you wish to participate in the Buy-back, you must offer to sell at least 1,000 Shares in total.

A If you wish to participate in the Buy-back, this is the maximum number of your Shares you can offer to sell to IAG.

B **Final Price**
Insert the number of Shares (if any) you wish to tender at the Final Price.

and/or

C **Tender Price**
Insert the number of Shares (if any) you wish to tender at the specified price. You may offer to sell parcels of Shares at up to 11 different specified prices. Each parcel is a separate Tender.

D After indicating the number of Shares you wish to tender at the Final Price and/or at a specified price or prices, you must add up the number of Shares in the rows in Boxes B and C and write the total in Box D. Note that this number must not be more than the number of Shares in Box A. **You must offer to sell at least 1,000 Shares in total.**

If the number of Shares in Box D is more than the number of Shares in Box A you will be deemed to have offered only the number of Shares shown in Box A and, if you have selected more than one price, your Tender will be deemed to be adjusted in the manner set out in section 6.10 of the Buy-back Booklet.

E You must sign this form in Box E.

Joint holders – all holders must sign.

Under Power of Attorney – if not already noted by the IAG Share Registry, a certified copy of the Power of Attorney must be sent to the IAG Share Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

Deceased Estate – all executors should sign and, if not already noted by the IAG Share Registry, a certified copy of Probate or Letters of Administration must be sent to the IAG Share Registry.

Company – this form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

Payment for Shares bought back

IAG will despatch payment for Shares bought back on 28 June 2004.

Submitting your Tender

You will need to contact your controlling participant (usually your broker) in sufficient time for your controlling participant to process your acceptance no later than 5.00pm (Sydney time) Friday 18 June 2004.

DO NOT RETURN THIS FORM TO IAG OR THE IAG SHARE REGISTRY

This form relates to the Insurance Australia Group Limited Buy-back Booklet dated 30 April 2004 and should be read in conjunction with that document.

If you require further information on how to complete this form please contact the IAG Buy-back information line on 1300 666 635.

TENDERS MUST BE RECEIVED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004

Examples of completed Pink Tender Forms

Set out below are examples of completed Tender Forms and the steps you need to take to complete the Tender Form. If, after referring to the Buy-back booklet, you have decided to participate, please refer to the instructions on the back of the form when completing your own Tender Form.

This shareholder holds 623 Shares (shown in Box A) and wishes to tender all their Shares at the Final Price.



Pink Tender Form
Issuer Sponsored Holders
Shareholder A
623
X
Final Price
OR
Tender Price
John Citizen
John Citizen
02 9999 9999
Step 1
Step 2
Step 3

Step 1 In Box B place an X next to Final Price
Step 2 Sign the Tender Form in Box C
Step 3 Write your contact details below Box C
Step 4 Mail completed Tender Form

This shareholder holds 452 Shares (shown in Box A) and wishes to tender all their Shares at a Tender Price of $4.20.



Pink Tender Form
Issuer Sponsored Holders
Shareholder B
452
Final Price
OR
Tender Price
$ 4 . 2 0
John Citizen
John Citizen
02 9999 9999
Step 1
Step 2
Step 3

Step 1 In Box B write 4.2 next to Tender Price
Step 2 Sign the Tender Form in Box C
Step 3 Write your contact details below Box C
Step 4 Mail completed Tender Form

Insurance Australia Group

Privacy Statement

Insurance Australia Group Limited and its related entities ("IAG") are committed to handling your personal information in accordance with the Privacy Act.

This Privacy Statement applies to the personal information contained in these Buy-back Documents and to any additional personal information that IAG or its agents may collect from you from time to time that is relevant to your security holding with IAG ("your personal information").

IAG needs to collect your personal information in order to administer your security holding with IAG. You can choose not to provide us with some or all of your personal information but this will affect IAG's capacity to administer your security holding effectively.

For this purpose, IAG may need to disclose your personal information to its related entities, to the business that manages IAG's share registry and to other third parties that are contracted to IAG to assist it to manage your security holding and communicate with you (eg. mailing houses). Your personal information will be disclosed on a confidential basis, subject to any disclosure obligations that IAG or those third parties may have at law.

IAG advises you that once you become a shareholder in IAG, Chapter 2C of the Corporations Act 2001 requires information about you (including your name, address and details of the securities you hold) to be included in a register that can be inspected by the general public. This information must continue to be included in IAG's public register even if you cease to be a shareholder.

By providing your personal information to us you acknowledge and consent that IAG can collect, use and disclose your personal information in accordance with this Privacy Statement. If you do not consent to this you must let IAG know at the address detailed below.

In addition, where you provide personal information to IAG about another person, you represent to IAG that you are authorised to provide that information to IAG and that you will inform that person of this fact (unless doing so would pose a serious threat to the life and health of any individual).

Further information on how IAG handles your personal information is available in IAG's Privacy Charter, including how to access your personal information. A copy of IAG's Privacy Charter is available at www.iag.com.au or by contacting:

Shareholder Services
Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Tel: 02 9292 9222
Fax: 02 9292 8072

Examples of completed Yellow Tender Forms

Set out below are examples of completed Tender Forms and the steps you need to take to complete the Tender Form. If, after referring to the Buy-back booklet, you have decided to participate, please refer to the instructions on the back of the form when completing your own Tender Form.

This shareholder holds 2,725 Shares (shown in Box A) and wishes to tender all their Shares at the Final Price.



Shareholder A
2725
Step 1
Step 2
Step 3
Step 4
John Citizen
02 9999 9999

Step 1 In Box B write 2725
Step 2 In Box D write 2725
Step 3 Write your contact details below Box D
Step 4 Sign the Tender Form in Box E
Step 5 Mail completed Tender Form

This shareholder holds 5,769 Shares (shown in Box A) and wishes to tender only some of their Shares. They wish to tender 1,269 Shares at the Final Price and 1,500 Shares at $4.30 (being a total of 2,769 Shares).



Shareholder B
5769
Step 1
Step 2
Step 3
Step 4
John Citizen

Step 1 In Box B write 1269 and in Box C write 1500 next to $4.30
Step 2 Add amounts in Boxes B and C and write the total of 2769 in Box D
Step 3 Write your contact details below Box D
Step 4 Sign the Tender Form in Box E
Step 5 Mail completed Tender Form

This shareholder holds 3,450 (shown in Box A) and wishes to tender all of their Shares. They wish to tender 1,450 Shares at the Final Price; 400 Shares at $4.20; 1,000 Shares at $4.40 and 600 Shares at $4.60.



Shareholder C
3450
Step 1
Step 2
Step 3
Step 4
John Citizen

Step 1 In Box B write 1450 and in Box C write 400 next to $4.20, 1000 next to $4.40 and 600 next to $4.60
Step 2 Add amounts in Boxes B and C and write the total of 3450 in Box D
Step 3 Write your contact details below Box D
Step 4 Sign the Tender Form in Box E
Step 5 Mail completed Tender Form

IAG
Insurance
Australia
Group

Privacy Statement

Insurance Australia Group Limited and its related entities ("IAG") are committed to handling your personal information in accordance with the Privacy Act.

This Privacy Statement applies to the personal information contained in these Buy-back Documents and to any additional personal information that IAG or its agents may collect from you from time to time that is relevant to your security holding with IAG ("your personal information").

IAG needs to collect your personal information in order to administer your security holding with IAG. You can choose not to provide us with some or all of your personal information but this will affect IAG's capacity to administer your security holding effectively.

For this purpose, IAG may need to disclose your personal information to its related entities, to the business that manages IAG's share registry and to other third parties that are contracted to IAG to assist it to manage your security holding and communicate with you (eg. mailing houses). Your personal information will be disclosed on a confidential basis, subject to any disclosure obligations that IAG or those third parties may have at law.

IAG advises you that once you become a shareholder in IAG, Chapter 2C of the Corporations Act 2001 requires information about you (including your name, address and details of the securities you hold) to be included in a register that can be inspected by the general public. This information must continue to be included in IAG's public register even if you cease to be a shareholder.

By providing your personal information to us you acknowledge and consent that IAG can collect, use and disclose your personal information in accordance with this Privacy Statement. If you do not consent to this you must let IAG know at the address detailed below.

In addition, where you provide personal information to IAG about another person, you represent to IAG that you are authorised to provide that information to IAG and that you will inform that person of this fact (unless doing so would pose a serious threat to the life and health of any individual).

Further information on how IAG handles your personal information is available in IAG's Privacy Charter, including how to access your personal information. A copy of IAG's Privacy Charter is available at www.iag.com.au or by contacting:

Shareholder Services
Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Tel: 02 9292 9222
Fax: 02 9292 8072

Examples of completed Orange Tender Forms

Set out below are examples of completed Tender Forms and the steps you need to take to complete the Tender Form. If, after referring to the Buy-back booklet, you have decided to participate, please refer to the instructions on the back of the form when completing your own Tender Form.

This shareholder holds 825 Shares (shown in Box A) and wishes to tender all their Shares at the Final Price.


Orange Tender Form - CHESS Holders
Shareholder A
825
Final Price
OR
Tender Price
X
Step 1
Step 2
Step 3
John Citizen
02 9999 9999

Step 1 In Box B place an X next to Final Price
Step 2 Sign the Tender Form in Box C
Step 3 Write your contact details below Box C
Step 4 Contact your controlling participant to provide instructions on your Tender

This shareholder holds 562 Shares (shown in Box A) and wishes to tender all their Shares at a Tender Price of $4.40.


Orange Tender Form - CHESS Holders
Shareholder B
562
Final Price
OR
Tender Price
Step 1
Step 2
Step 3
John Citizen
02 9999 9999

Step 1 In Box B write 4.4 next to Tender Price
Step 2 Sign the Tender Form in Box C
Step 3 Write your contact details below Box C
Step 4 Contact your controlling participant to provide instructions on your Tender

IAG Insurance Australia Group

Privacy Statement

Insurance Australia Group Limited and its related entities ("IAG") are committed to handling your personal information in accordance with the Privacy Act.

This Privacy Statement applies to the personal information contained in these Buy-back Documents and to any additional personal information that IAG or its agents may collect from you from time to time that is relevant to your security holding with IAG ("your personal information").

IAG needs to collect your personal information in order to administer your security holding with IAG. You can choose not to provide us with some or all of your personal information but this will affect IAG's capacity to administer your security holding effectively.

For this purpose, IAG may need to disclose your personal information to its related entities, to the business that manages IAG's share registry and to other third parties that are contracted to IAG to assist it to manage your security holding and communicate with you (eg. mailing houses). Your personal information will be disclosed on a confidential basis, subject to any disclosure obligations that IAG or those third parties may have at law.

IAG advises you that once you become a shareholder in IAG, Chapter 2C of the Corporations Act 2001 requires information about you (including your name, address and details of the securities you hold) to be included in a register that can be inspected by the general public. This information must continue to be included in IAG's public register even if you cease to be a shareholder.

By providing your personal information to us you acknowledge and consent that IAG can collect, use and disclose your personal information in accordance with this Privacy Statement. If you do not consent to this you must let IAG know at the address detailed below.

In addition, where you provide personal information to IAG about another person, you represent to IAG that you are authorised to provide that information to IAG and that you will inform that person of this fact (unless doing so would pose a serious threat to the life and health of any individual).

Further information on how IAG handles your personal information is available in IAG's Privacy Charter, including how to access your personal information. A copy of IAG's Privacy Charter is available at www.iag.com.au or by contacting:

Shareholder Services
Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Tel: 02 9292 9222
Fax: 02 9292 8072

Examples of completed Grey Tender forms

Set out below are examples of completed Tender Forms and the steps you need to take to complete the Tender Form. If, after referring to the Buy-back booklet, you have decided to participate, please refer to the instructions on the back of the form when completing your own Tender Form.

This shareholder holds 3,164 Shares (shown in Box A) and wishes to tender all their Shares at the Final Price.



IAG
Shareholder A
3164
Step 1
Step 2
Step 3
Step 4
3 1 6 4
John Citizen
02 9999 9999
2 06 2004

Step 1 In Box B write 3164
Step 2 In Box D write 3164
Step 3 Write your contact details below Box D
Step 4 Sign the Tender Form in Box E
Step 5 Contact your controlling participant to provide instructions on your Tender

This shareholder holds 7,807 Shares (shown in Box A) and wishes to tender only some of their Shares. They wish to tender 1,307 Shares at the Final Price and 1,500 Shares at $4.70 (being a total of 2,807 Shares).



IAG
Shareholder B
7807
Step 1
Step 2
Step 3
Step 4
1 3 0 7
1 5 0 0
2 8 0 7
John Citizen
02 9999 9999
2 06 2004

Step 1 In Box B write 1307 and in Box C write 1500 next to $4.70
Step 2 Add amounts in Boxes B and C and write the total of 2807 in Box D
Step 3 Write your contact details below Box D
Step 4 Sign the Tender Form in Box E
Step 5 Contact your controlling participant to provide instructions on your Tender

This shareholder holds 3,736 (shown in Box A) and wishes to tender all of their Shares. They wish to tender 1,000 Shares at the Final Price; 736 Shares at $4.10; 1,250 Shares at $4.30 and 750 Shares at $4.50.



IAG
Shareholder C
3736
Step 1
Step 2
Step 3
Step 4
1 0 0 0
7 3 6
1 2 5 0
7 5 0
3 7 3 6
John Citizen
02 9999 9999
2 06 2004

Step 1 In Box B write 1000 and in Box C write 736 next to $4.10, 1250 next to $4.30 and 750 next to $4.50
Step 2 Add amounts in Boxes B and C and write the total of 3736 in Box D
Step 3 Write your contact details below Box D
Step 4 Sign the Tender Form in Box E
Step 5 Contact your controlling participant to provide instructions on your Tender

IAG
Insurance
Australia
Group

Privacy Statement

Insurance Australia Group Limited and its related entities ("IAG") are committed to handling your personal information in accordance with the Privacy Act.

This Privacy Statement applies to the personal information contained in these Buy-back Documents and to any additional personal information that IAG or its agents may collect from you from time to time that is relevant to your security holding with IAG ("your personal information").

IAG needs to collect your personal information in order to administer your security holding with IAG. You can choose not to provide us with some or all of your personal information but this will affect IAG's capacity to administer your security holding effectively.

For this purpose, IAG may need to disclose your personal information to its related entities, to the business that manages IAG's share registry and to other third parties that are contracted to IAG to assist it to manage your security holding and communicate with you (eg. mailing houses). Your personal information will be disclosed on a confidential basis, subject to any disclosure obligations that IAG or those third parties may have at law.

IAG advises you that once you become a shareholder in IAG, Chapter 2C of the Corporations Act 2001 requires information about you (including your name, address and details of the securities you hold) to be included in a register that can be inspected by the general public. This information must continue to be included in IAG's public register even if you cease to be a shareholder.

By providing your personal information to us you acknowledge and consent that IAG can collect, use and disclose your personal information in accordance with this Privacy Statement. If you do not consent to this you must let IAG know at the address detailed below.

In addition, where you provide personal information to IAG about another person, you represent to IAG that you are authorised to provide that information to IAG and that you will inform that person of this fact (unless doing so would pose a serious threat to the life and health of any individual).

Further information on how IAG handles your personal information is available in IAG's Privacy Charter, including how to access your personal information. A copy of IAG's Privacy Charter is available at www.iag.com.au or by contacting:

Shareholder Services
Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Tel: 02 9292 9222
Fax: 02 9292 8072

ASIC registered agent number 21781
lodging party or agent name INSURANCE AUSTRALIA GROUP LIMITED
office, level, building name or PO Box no. LEVEL 21, NRMA CENTRE
street number & name 388 GEORGE STREET
suburb/city SYDNEY state/territory NSW postcode 2000
telephone (02) 9292 9835
facsimile (02) 9292 8072
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
share buy-back details

form **280**
Corporations Act 2001
257C(3), 257D(3), 257E

Company name INSURANCE AUSTRALIA GROUP LIMITED
A.C.N. 090 739 923

- Attach this form to the share buy-back documents to be lodged and use a separate form for each share buy-back lodgment requirement.

Type of share buy-back
(tick the appropriate box)

☐ Employee share scheme over 10/12 limit
☐ On-Market over 10/12 limit
☐ Equal access scheme within 10/12 limit
☐ Equal access scheme over 10/12 limit
☒ Selective Buy-back

Shareholders meeting [S.257C(3), S.257D(3)]
Proposed date of meeting (not applicable in the case of an Equal access scheme within 10/12 limit).
(d/m/y) / /

Documents lodged

(tick box applicable)

☐ Subsection 257C(3) - Shareholder approval if the 10/ 12 limit exceeded.
Attach notice of meeting and any document relating to the buy-back that will accompany the notice of the meeting sent to shareholders.

☐ Subsection 257D(3) - Selective buy-back.
Attach notice of meeting and any document relating to the buy-back that will accompany the notice of the meeting sent to shareholders.

☒ Section 257E - Equal access scheme and selective buy-back
Attach documents setting out the terms of the offer and any document that is to accompany the offer.

Note: *If a resolution is to be passed by way of a circular to all members which complies with S.249A, an estimated last date for signing the circular can be inserted.*

Signature

I certify that information in this form is true and correct and the attached documents marked (A) are true copies.

print name REVELL, GLENN DEREK capacity SECRETARY

sign here [signature] date 17 / 05 /2004

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins.

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme within 10/12 limit	Employee share scheme over 10/12 limit	On-Market within 10/12 limit	On-Market over 10/12 limit	Equal access scheme within 10/12 limit	Equal access scheme over 10/12 limit	Selective buy-back
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASIC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASIC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy- back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S. 257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not - the agreement is entered into (S. 257F).

ANNEXURE A

INSURANCE AUSTRALIA GROUP LIMITED
ACN 090 739 923

THIS IS ANNEXURE "A" OF 9 PAGES AND A BOOKLET REFERRED TO IN FORM 280 NOTIFICATION OF SHARE BUY-BACK DETAILS SIGNED BY ME AND DATED 17/05/2004.

NAME: REVELL, GLENN DEREK **CAPACITY:** SECRETARY

SIGNATURE: [signature] **DATE:** 17/05/2004

IAG Insurance Australia Group

Orange Tender Form – CHESS Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.

You must give your tender instructions to your controlling participant (normally your broker). Do not return this form to the IAG Share Registry.

Controlling CHESS participant at 12 May 2004.

AS YOU HOLD 1,000 SHARES OR LESS, YOU MUST TENDER ALL OF YOUR SHARES IF YOU WISH TO PARTICIPATE IN THE BUY-BACK.

A Shares you can tender

I/we tender the following Shares at the Tender Price specified, on the conditions in the Buy-back Documents:

B

[illegible]

Final Price — Indicate with an X

OR

Tender Price — Insert one of the Tender Prices shown below: $. 0

$4.00	$4.10	$4.20	$4.30	$4.40	$4.50	$4.60	$4.70	$4.80	$4.90	$5.00

C

[illegible]

[illegible] Director

Please provide your contact details in case we need to speak to you about your Tender:

Contact name

Contact daytime telephone

Date / /

TENDERS MUST BE PROCESSED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004

Examples of completed Orange Tender Forms

Set out below are examples of completed Tender Forms and the steps you need to take to complete the Tender Form. If, after referring to the Buy-back booklet, you have decided to participate, please refer to the instructions on the back of the form when completing your own Tender Form.

This shareholder holds 825 Shares (shown in Box A) and wishes to tender all their Shares at the Final Price.



Orange Tender Form – CHESS Holders
Shareholder A
AS YOU HOLD 1,000 SHARES OR LESS, YOU MUST TENDER ALL OF YOUR SHARES IF YOU WISH TO PARTICIPATE IN THE BUY-BACK.
A Shares you can tender 825
Indicate with an X
Insert one of the Tender Prices shown below
$4.00 $4.10 $4.20 $4.30 $4.40 $4.50 $4.60 $4.70 $4.80 $4.90 $5.00
John Citizen
Please provide your contact details in case we need to speak to you about your Tender:
John Citizen 02 9999 9999 2 / 06 / 2004
Contact name Contact daytime telephone Date
TENDERS MUST BE PROCESSED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004
Step 1
Step 2
Step 3

Step 1 In Box B place an X next to Final Price
Step 2 Sign the Tender Form in Box C
Step 3 Write your contact details below Box C
Step 4 Contact your controlling participant to provide instructions on your Tender

This shareholder holds 562 Shares (shown in Box A) and wishes to tender all their Shares at a Tender Price of $4.40.



Orange Tender Form – CHESS Holders
Shareholder B
AS YOU HOLD 1,000 SHARES OR LESS, YOU MUST TENDER ALL OF YOUR SHARES IF YOU WISH TO PARTICIPATE IN THE BUY-BACK.
A Shares you can tender 562
Indicate with an X
Insert one of the Tender Prices shown below
$ 4 . 4 0
$4.00 $4.10 $4.20 $4.30 $4.40 $4.50 $4.60 $4.70 $4.80 $4.90 $5.00
John Citizen
Please provide your contact details in case we need to speak to you about your Tender:
John Citizen 02 9999 9999 2 / 06 / 2004
Contact name Contact daytime telephone Date
TENDERS MUST BE PROCESSED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004
Step 1
Step 2
Step 3

Step 1 In Box B write 4.4 next to Tender Price
Step 2 Sign the Tender Form in Box C
Step 3 Write your contact details below Box C
Step 4 Contact your controlling participant to provide instructions on your Tender

IAG Insurance Australia Group

Grey Tender Form – CHESS Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.

You must give your tender instructions to your controlling participant (normally your broker). Do not return this form to the IAG Share Registry.

Controlling CHESS participant at 12 May 2004.

A SHARES YOU CAN TENDER

I/we tender the following Shares to IAG at the Tender Price(s) specified, on the conditions in the Buy-back Documents:

B	Insert the number of Shares (if any) you wish to tender at the Final Price.		at the FINAL PRICE
C	Insert the number of Shares (if any) you wish to tender next to the price at which you wish to tender those Shares. Please refer to the instructions on the back of this form.	+	at $ 4.00 per Share
		+	at $ 4.10 per Share
		+	at $ 4.20 per Share
		+	at $ 4.30 per Share
		+	at $ 4.40 per Share
		+	at $ 4.50 per Share
		+	at $ 4.60 per Share
		+	at $ 4.70 per Share
		+	at $ 4.80 per Share
		+	at $ 4.90 per Share
		+	at $ 5.00 per Share

TOTAL NUMBER OF SHARES TENDERED (minimum 1,000 Shares)

Add up the rows in Boxes B and C and write that number in Box D. The number of Shares in Box D must not be more than the number in Box A.

D

Please provide your contact details in case we need to speak to you about your Tender:

Contact name

Contact daytime telephone

Date / /

E Please sign within the appropriate boxes below. Instructions are on the back of this form.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

TENDERS MUST BE PROCESSED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004

Examples of completed Grey Tender forms

Set out below are examples of completed Tender Forms and the steps you need to take to complete the Tender Form. If, after referring to the Buy-back booklet, you have decided to participate, please refer to the instructions on the back of the form when completing your own Tender Form.

This shareholder holds 3,164 Shares (shown in Box A) and wishes to tender all their Shares at the Final Price.


IAG
Grey Tender Form – CHESS Holders
Shareholder A
3164
Step 1
Step 2
Step 3
Step 4
John Citizen
02 9999 9999
2 / 06 / 2004
TENDERS MUST BE PROCESSED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004

Step 1 In Box B write 3164
Step 2 In Box D write 3164
Step 3 Write your contact details below Box D
Step 4 Sign the Tender Form in Box E
Step 5 Contact your controlling participant to provide instructions on your Tender

This shareholder holds 7,807 Shares (shown in Box A) and wishes to tender only some of their Shares. They wish to tender 1,307 Shares at the Final Price and 1,500 Shares at $4.70 (being a total of 2,807 Shares).


IAG
Grey Tender Form – CHESS Holders
Shareholder B
7807
Step 1
Step 2
Step 3
Step 4
John Citizen
02 9999 9999
2 / 06 / 2004
TENDERS MUST BE PROCESSED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004

Step 1 In Box B write 1307 and in Box C write 1500 next to $4.70
Step 2 Add amounts in Boxes B and C and write the total of 2807 in Box D
Step 3 Write your contact details below Box D
Step 4 Sign the Tender Form in Box E
Step 5 Contact your controlling participant to provide instructions on your Tender

This shareholder holds 3,736 (shown in Box A) and wishes to tender all of their Shares. They wish to tender 1,000 Shares at the Final Price; 736 Shares at $4.10; 1,250 Shares at $4.30 and 750 Shares at $4.50.


IAG
Grey Tender Form – CHESS Holders
Shareholder C
3736
Step 1
Step 2
Step 3
Step 4
John Citizen
02 9999 9999
2 / 06 / 2004
TENDERS MUST BE PROCESSED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004

Step 1 In Box B write 1000 and in Box C write 736 next to $4.10, 1250 next to $4.30 and 750 next to $4.50
Step 2 Add amounts in Boxes B and C and write the total of 3736 in Box D
Step 3 Write your contact details below Box D
Step 4 Sign the Tender Form in Box E
Step 5 Contact your controlling participant to provide instructions on your Tender

Pink Tender Form
Issuer Sponsored Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.
If you do not wish to participate in the buy-back do not return this form. See over for how to complete this form.

IAG Insurance Australia Group

AS YOU HOLD 1,000 SHARES OR LESS, YOU MUST TENDER ALL OF YOUR SHARES IF YOU WISH TO PARTICIPATE IN THE BUY-BACK.

A Shares you can tender

I/we tender the following Shares at the Tender Price specified, on the conditions in the Buy-back Documents:

B I tender all my Shares at

Final Price ☐ Indicate with an X

OR

Tender Price — Insert one of the Tender Prices shown below: $. 0

$4.00	$4.10	$4.20	$4.30	$4.40	$4.50	$4.60	$4.70	$4.80	$4.90	$5.00

C Please sign within the appropriate boxes below. Instructions are on the back of this form.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

Please provide your contact details in case we need to speak to you about your Tender:

Contact name ________ Contact daytime telephone ________ Date / /

TENDERS MUST BE RECEIVED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004

IAG 1BB

Examples of completed Pink Tender Forms

Set out below are examples of completed Tender Forms and the steps you need to take to complete the Tender Form. If, after referring to the Buy-back booklet, you have decided to participate, please refer to the instructions on the back of the form when completing your own Tender Form.

This shareholder holds 623 Shares (shown in Box A) and wishes to tender all their Shares at the Final Price.


IAG Insurance Australia Group
Pink Tender Form
Issuer Sponsored Holders
Shareholder A
AS YOU HOLD 1,000 SHARES OR LESS, YOU MUST TENDER ALL OF YOUR SHARES IF YOU WISH TO PARTICIPATE IN THE BUY-BACK.
A Shares you can tender 623
B I tender all my Shares at
Final Price
Indicate with an X
OR
Tender Price
Insert one of the Tender Prices shown below
$4.00 $4.10 $4.20 $4.30 $4.40 $4.50 $4.60 $4.70 $4.80 $4.90 $5.00
C
John Citizen
John Citizen
02 9999 9999
2 / 06 /2004
TENDERS MUST BE RECEIVED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004
EXAMPLE
Step 1
Step 2
Step 3

Step 1 In Box B place an X next to Final Price
Step 2 Sign the Tender Form in Box C
Step 3 Write your contact details below Box C
Step 4 Mail completed Tender Form

This shareholder holds 452 Shares (shown in Box A) and wishes to tender all their Shares at a Tender Price of $4.20.


IAG Insurance Australia Group
Pink Tender Form
Issuer Sponsored Holders
Shareholder B
AS YOU HOLD 1,000 SHARES OR LESS, YOU MUST TENDER ALL OF YOUR SHARES IF YOU WISH TO PARTICIPATE IN THE BUY-BACK.
A Shares you can tender 452
B I tender all my Shares at
Final Price
Indicate with an X
OR
Tender Price
Insert one of the Tender Prices shown below
$ 4.2 0
$4.00 $4.10 $4.20 $4.30 $4.40 $4.50 $4.60 $4.70 $4.80 $4.90 $5.00
C
John Citizen
John Citizen
02 9999 9999
2 / 06 /2004
TENDERS MUST BE RECEIVED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004
EXAMPLE
Step 1
Step 2
Step 3

Step 1 In Box B write 4.2 next to Tender Price
Step 2 Sign the Tender Form in Box C
Step 3 Write your contact details below Box C
Step 4 Mail completed Tender Form

Examples of completed Yellow Tender Forms

Set out below are examples of completed Tender Forms and the steps you need to take to complete the Tender Form. If, after referring to the Buy-back booklet, you have decided to participate, please refer to the instructions on the back of the form when completing your own Tender Form.

IAG Insurance Australia Group

This shareholder holds 2,725 Shares (shown in Box A) and wishes to tender *all* their Shares at the Final Price.



IAG
Yellow Tender Form
Issuer Sponsored Holders
Shareholder A
SHARES YOU CAN TENDER
2725
Step 1
2725
Step 2
2725
Step 3
John Citizen
02 9999 9999
2 / 06 / 2004
Step 4
John Citizen
TENDERS MUST BE RECEIVED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004

Step 1 In Box B write 2725
Step 2 In Box D write 2725
Step 3 Write your contact details below Box D
Step 4 Sign the Tender Form in Box E
Step 5 Mail completed Tender Form

This shareholder holds 5,769 Shares (shown in Box A) and wishes to tender *only some* of their Shares. They wish to tender 1,269 Shares at the Final Price and 1,500 Shares at $4.30 (being a total of 2,769 Shares).



IAG
Yellow Tender Form
Issuer Sponsored Holders
Shareholder B
SHARES YOU CAN TENDER
5769
Step 1
1269
1500
Step 2
2769
Step 3
John Citizen
02 9999 9999
2 / 06 / 2004
Step 4
John Citizen
TENDERS MUST BE RECEIVED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004

Step 1 In Box B write 1269 and in Box C write 1500 next to $4.30
Step 2 Add amounts in Boxes B and C and write the total of 2769 in Box D
Step 3 Write your contact details below Box D
Step 4 Sign the Tender Form in Box E
Step 5 Mail completed Tender Form

This shareholder holds 3,450 (shown in Box A) and wishes to tender *all* of their Shares. They wish to tender 1,450 Shares at the Final Price; 400 Shares at $4.20; 1,000 Shares at $4.40 and 600 Shares at $4.60.



IAG
Yellow Tender Form
Issuer Sponsored Holders
Shareholder C
SHARES YOU CAN TENDER
3450
Step 1
1450
400
1000
600
Step 2
3450
Step 3
John Citizen
02 9999 9999
2 / 06 / 2004
Step 4
John Citizen
TENDERS MUST BE RECEIVED BY 5.00PM (SYDNEY TIME) 18 JUNE 2004

Step 1 In Box B write 1450 and in Box C write 400 next to $4.20, 1000 next to $4.40 and 600 next to $4.60
Step 2 Add amounts in Boxes B and C and write the total of 3450 in Box D
Step 3 Write your contact details below Box D
Step 4 Sign the Tender Form in Box E
Step 5 Mail completed Tender Form

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	440,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by each holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by that holder, ie $23 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 May 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,684,542,873	Ordinary Shares
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,726,659	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

TO BE PROVIDED.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

✓ Cheque

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 27 May 2004
(Group Company Secretary)

Print name: Anne O'Driscoll

== == == == ==

+ See chapter 19 for defined terms.

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iaglimited.com.au

2 June 2004

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

IAG
Insurance
Australia
Group

Dear Sir

Issue of Bonus Equity Shares (BES)

We attach, pursuant to CO 03/184, copies of the Insurance Australia Group Limited Share and Performance Award Rights Plan Trust Deed and the Bonus Equity Shares Plan (**BES Plan**):

1. Cover letter;
2. Application Form;
3. Explanatory Booklet (including Tax Guide); and
4. BES Plan Terms.

These documents, together with offers under the BES Plan, were first provided to eligible employees on 26 May 2004 (notwithstanding the date on the cover letter).

Yours sincerely

Glenn Revell
Company Secretary

ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre
14 – 22 Grey Street, Traralgon
PO Box 4000
Gippsland Mail Centre VIC 3841

Customer Enquiries: (03) 5177 3988
Facsimile: (03) 5177 3999
ASIC Homepage: www.asic.gov.au

Insurance Australia Group Limited
Attn: Glenn Revell
Level 21
388 George Street
Sydney NSW 2000

10 June 2004

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED
ACN 090 739 923
NOTICE OF MEETING AND DOCUMENTS RE BUY-BACK

The enclosed document, document number 020389316, was submitted to the Australian Securities and Investments Commission (ASIC) by this company on 17 May 2004. The document is returned because it has not been properly completed.

To assist us to accurately record the information from this document, we ask that you:

* please attach notice of meeting

When you have corrected the document as requested, please return it to this office with a copy of this letter by 01 July 2004. Your prompt action will help us to provide an accurate and up to date corporate database.

If you need any assistance to comply with this request, please do not hesitate to phone me on 03 5177 3988.

Yours faithfully,

JENNY HENRY
Customer Service Officer

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Name of entity	ABN
INSURANCE AUSTRALIA GROUP LIMITED	60 090 739 923

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	OFF MARKET BUY-BACK

Details of all shares bought back

2	Number of shares bought back	**94,081,560**
3	Total consideration paid or payable for the shares	$413,958,864.00
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: date: lowest price: date:

{S0002457}

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: [signature] Date: 21 June 2004
Group Company Secretary
& Head of Investor Relations

Print name: Ms Anne O'Driscoll

== == == == ==

Insurance Australia Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

MEDIA RELEASE

21 June 2004

IAG successfully completes $414m buy-back

Insurance Australia Group Limited (IAG) announced today the successful completion of its off-market buy-back. 94.1 million shares have been bought back at a price of $4.40 per share for a total of $414 million. This represents around 5.6% of the Group's ordinary shares on issue.

All shares tendered at or below $4.40, or as a 'final price' tender, have been bought back in full and no scale back was applied. Payment for the shares bought back will be mailed to shareholders, or credited to their bank accounts, on 28 June 2004.

In line with the tender process, those shares that were tendered above the final buy-back price were not bought back and will be released to shareholders' holdings today.

The buy-back price of $4.40 is comprised of a capital component of $1.78 and a $2.62 fully franked dividend. In accordance with the draft ATO Taxation Determination related to off-market buy-backs (TD2004/D1), the market value of the shares bought back for tax purposes is $4.78 per share ("Maximum Buy-back Price"). The Maximum Buy-back Price exceeds the buy-back price of $4.40 by $0.38. For capital gains tax purposes, an Australian resident individual or complying superannuation entity shareholder whose shares are bought back will be deemed to have disposed of each share for capital proceeds of $2.16 (being the $1.78 capital component of the final buy-back price + a $0.38 adjustment for excess of Maximum Buy-back Price).

IAG's Chief Financial Officer Mr George Venardos said, "We're pleased with the response to the buy-back. About 31,000 shareholders successfully tendered shares and will receive the final buy-back price of $4.40 for each share bought back, as well as the franking benefits on the dividend component of the final buy-back price.

"For shareholders who retained their shares, the final buy-back price represents a very efficient price for the Group to purchase its shares. The final buy-back price represents a 12% discount to the closing price of IAG shares on Friday 18 June 2004," Mr Venardos said.

For more information, shareholders may contact IAG's buy-back information line on 1300 666 635 or visit www.iag.com.au/buyback.

ends

Media Relations		Investor Relations	
Name	Emma Foster	Name	Anne O'Driscoll
Telephone	(02) 9292 8929	Telephone	(02) 9292 3169
Mobile	0411 013 170	Mobile	0411 012 675

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance
Australia
Group

23 June 2004

Australian Securities & Investments Commission
ASIC Information Processing Centre
PO Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Sir/Madam,

Insurance Australia Group Limited, ACN 090 739 923

Reference your letter dated 10 June 2004, a copy of which is attached with supporting documents, requesting Notice of Meeting to support Form 280, Share Buy-Back Details.

We advise that a Notice of Meeting is not required to accompany the Form 280 given that:

1. Shareholder approval of the buy-back was not required as the number of shares subject to the buy-back would not exceed the 10/12 limit and accordingly, section 257C(3) of the Corporations Act does not apply; and
2. ASIC, pursuant to section 257D(4), granted an exemption from compliance to section 257D. A copy of this exemption is attached.

Accordingly, you are a requested to process the attached Form 280 at the earliest opportunity.

Yours truly,

Glenn Revell
Company Secretary

ASIC

Australian Securities & Investments Commission

Facsimile

To:	**Megan Manwaring** Senior Associate Mallesons Stephen Jaques	From:	**Belisa Jong** Corporate Finance Policy & Markets Regulation
Fax:	(02) 9296 3999	Fax:	(02) 9911 2138
Date:	28 April 2004	Tel:	(02) 9911 2267
Pages:	6 (including coversheet)	File ref:	n/a

Dear Megan

Re: Insurance Australia Group Limited – subsection 257D(4) exemption

Please refer to the enclosed instrument. The original signed copy will be forwarded to you by post.

Yours faithfully

Belisa Jong

Australian Securities and Investments Commission
Corporations Act 2001 - Subsection 257D(4) - Exemption

Pursuant to subsection 257D(4) of the Corporations Act ("**the Act**"), the Australian Securities and Investments Commission ("**ASIC**") hereby exempts the person named in Schedule A from compliance with section 257D of the Act in the case referred to in Schedule B and on the conditions specified in Schedule C for so long as those conditions are met.

Schedule A

Insurance Australia Group Limited ACN 090 739 923 ("**IAG**")

Schedule B

A share buy back scheme to be made available to holders of Shares, ("**Buy-back Invitations**"), on or around 24 May 2004 which:

1 is substantially in the terms contemplated by the draft buy back booklet provided to ASIC on 27 April 2004; and

2 complies with the conditions in subsection 257B(2) of the Act, subject to subsection 257B(3), except:

(a) that IAG does not comply with paragraph (a) of subsection 257B(2) of the Act but rather the Buy-back Invitations relate only to Shares;

(b) that IAG does not comply with paragraph (b) of subsection 257B(2) of the Act but rather invites all holders of Shares as at the Record Date (other than Foreign Shareholders and any holder of Restricted Shares) to offer for sale to IAG any number of their Shares in accordance with the terms and conditions of the Buy-back Invitations;

(c) that IAG does not comply with paragraph (c) of subsection 257B(2) of the Act but rather all persons (other than Foreign Shareholders) who hold Shares (other than Restricted Shares) in IAG have a reasonable opportunity to offer for sale any number of their Shares (other than Restricted Shares) to IAG in accordance with the terms and conditions of the Buy-back Invitations;

(d) that IAG does not comply with paragraph (d) of subsection 257B(2) of the Act but rather that buy back agreements are not entered into until the Tender Period has closed; and

(e) that IAG does not comply with paragraph (e) of subsection 257B(2) of the Act but rather the Buy-back Invitations are to be made by IAG to every person (other than Foreign Shareholders) who holds Shares (other than Restricted Shares) for those holders to tender their Shares to IAG for IAG to buy back those Shares on the same terms subject to:

(i) each Shareholder having the ability to nominate a maximum number of shares which they wish to offer for sale to IAG;

(ii) if a Shareholder holds 1,000 Shares or less as at the Record Date, that Shareholder will only be permitted to lodge one tender for all their Shares either at a specified price within the tender range or as a Final Price Tender; and

(iii) a Scale Back Mechanism operating in the manner described in conditions 2 and 3 of Schedule C to ensure that IAG does not exceed the limit specified in condition 1 of Schedule C (or such lesser amount determined by IAG in accordance with its Buy-back Invitations).

Schedule C

1 The maximum number of Shares to be bought back will not exceed 10% of the smallest number of votes attaching to voting Shares of IAG on issue at any time during the 12 months prior to the start of the Tender Period.

2 IAG makes it a term of the Buy-back Invitations that:

(a) if the Buy-back Price is determined by IAG to be the Lowest Tender Price; and

(b) at the close of the Tender Period, IAG has received offers at the Lowest Tender Price and as Final Price Tenders that in aggregate amount to more than the Buy-back Limit, calculated using the Lowest Tender Price,

then:

(c) all Shares tendered at a price above the Buy-back Price are rejected in full; and

(d) all Shares tendered at the Buy-back Price and as a Final Price Tender will be accepted, but the number of Shares bought back will be subject to a reduction by the same proportion (pro rata) being the proportion needed to ensure that, after acquiring each Minimum Parcel and each Small Holding, the total number or amount of Shares bought back does not exceed the Buy-back Limit; and

(e) each Small Holding where the Shareholder has tendered all of their Shares at the Buy-back Price or as a Final Price Tender and each Minimum Parcel will be acquired.

3 IAG makes it a term of the Buy-back Invitations that:

(a) if the Buy-back Price is determined by IAG to be a price other than the Lowest Tender Price; and

(b) at the close of the Tender Period, IAG has received offers at or below the Buy-Back Price or as Final Price Tenders that in aggregate amount to more than the Buy-back Limit, calculated using the Buy-back Price,

then:

(c) all Shares tendered at a price above the Buy-back Price are rejected in full;

(d) all Shares tendered at a price below the Buy-back Price will be bought back in full;

(e) all Shares tendered as Final Price Tenders will be bought back in full;

(f) all Shares tendered at a price equal to the Buy-back Price (other than Shares tendered as Final Price Tenders) will be accepted but the number of Shares to be bought back will be subject to a reduction by the same proportion (pro rata) being the proportion needed to ensure that, after acquiring each Minimum Parcel and each Small Holding, the total number or amount of Shares bought back does not exceed the Buy-back Limit; and

(g) each Small Holding where the Shareholder has tendered all of their Shares at or below the Buy-back Price or as a Final Price Tender and each Minimum Parcel will be acquired.

4 For the purposes of paragraphs 2 and 3 of this Schedule, disregard, in determining whether the proportion by which the number of each offeror's Shares is reduced is the same, any difference in proportion arising from rounding down of fractions for the purpose of ensuring that only whole numbers of Shares are bought back, and disregard any difference in proportion arising from an adjustment to ensure that only whole numbers of Shares are bought back.

5 IAG does not enter into any buy-back agreement until after the close of the Tender Period.

6 IAG does not hold any meeting of its shareholders during the Tender Period.

Interpretation

Buy-back Invitations means the invitation by IAG to shareholders to offer to sell Shares to IAG.

Buy-back Limit means the total number or amount of Shares to be bought back, as determined by IAG in accordance with the terms of the Buy-back Invitations, provided that such amount must not exceed 10% of the smallest number, at any time during the 12 months before the start of the Tender Period, of votes attaching to voting shares of IAG.

Buy-back Price means the price at which IAG will buy back shares tendered in accordance with the Buy-back Invitations.

ESS means the IAG Employee Share and Performance Awards Rights Trust incorporating the Bonus Equity, Allocation Share and Performance Award Rights Plans.

Final Price Tender means a Tender in which the shareholder elects to receive the Buy-back Price determined by IAG under the Buy-back Invitations.

Foreign Shareholders are holders of Shares with a registered address outside Australia, who as at the date of this instrument, are spread across approximately 65 foreign jurisdictions outside Australia and in aggregate hold no more than 0.20% of the total number of Shares on issue.

Lowest Tender Price means the lowest price in the price range specified by IAG at which it will accept Tenders under the Buy-back Invitations.

Minimum Parcel means:

(a) the first 1,000 Shares from each Shareholder who submits a Tender as a Final Price Tender or at the Buy-back Price; or

(b) an amount less than the first 1,000 Shares from each Shareholder who submits a Tender as a Full Price Tender or at the Buy-back Price, if by buying back the first 1,000 Shares from each such Shareholder and after ensuring no such Shareholder who tenders all their Shares is left with a Small Holding as a result of the Scale Back Mechanism, IAG would exceed the number of Shares that it determines to buy back which must not exceed the Buy-back Limit. .

NDSP means a Non-executive Director's Share Plan of IAG.

Record Date means Wednesday, 12 May 2004.

Restricted Shares means Shares held by IAG Share Plan Nominee Pty Limited ABN 52 095 125 152 on trust under an ESS or a NDSP (noting that these are currently subject to restrictions on disposal under the ESS or NSDP, or otherwise could not properly be sold into the Buy-back by the trustee), and which under the terms of the Buy-back Invitations, the ESS or the NDSP (as the case may be) would not entitle the holder to offer to sell or to sell any Shares to IAG.

Scale Back Mechanism means the reduction of Shares bought back by IAG in the manner described in conditions 2 and 3 of Schedule C to ensure that IAG does not exceed the limit specified in condition 1 of Schedule C (or such lesser amount determined by IAG in accordance with its Buy-back Invitations).

Shares means fully paid ordinary shares in the capital of IAG.

Shareholder means a holder of Shares.

Small Holding means:

(a) 500 Shares; or

(b) an amount less than 500 Shares as determined by IAG, if IAG would exceed the Buy-back Limit by ensuring no Shareholder who has:

  (i) tendered all of their Shares at the Buy-back Price or as a Final Price Tender (where the Buy-back Price is at the bottom of the tender range); or

  (ii) tendered all of their Shares at the Buy-back Price, below the Buy-back Price or as a Final Price Tender (where the Buy-back Price is above the bottom of the tender range),

is left with less than 500 Shares as a result of the Scale Back Mechanism.

ASIC
Australian Securities and Investments Commission

Notification of Corrections

Form 492 - Corporations Act 2001

Use this form to notify corrections to previously notified changes.

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN
090 739 923

1 Provide details of original document

Form number
207

Form Title
ALLOTMENT OF SHARES

Document number (Number allocated by ASIC)
019034280

Date of lodgement
24/06/2003

2 Provide details of correction

Supporting documentation is required for a correction to a date of change. Documentation is defined as a copy of any company record (minute, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected. The copy must be duly authorised by an existing company officeholder (signed, dated, signatory capacity).

ASIC Database does not record 2,000,000 reset preference shares
with a face value of $100 per share issued on 20/06/2003 which was
notified by lodgement of form 207 on 23/06/2003.

Signature

This form must be signed by a current director or secretary of the company

I certify that the information in this form is true and correct.

Name

REVELL, GLENN DEREK

Capacity

[ ] Director

[X] Company secretary

Signature

Revell

Date signed

15/09/2003

Lodging Party Details

'ease notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent details

If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number

21781

Queries about this form

You can nominate an officeholder lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact

[ ] Signatory above

[X] ASIC registered agent above

[ ] Name of lodging party

Address

DX Number

DX City/suburb

Telephone Number

Mail

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gipsland Mail Centre, VIC, 3841

ASIC registered agent number
lodging party or agent name Insurance Australia Group Limited
office, level, building name or PO Box no. Level 21, NRMA Centre
street number & name 388 George Street
suburb/city SYDNEY state/territory NSW postcode 2000
telephone (02) 9292 9222
facsimile (02) 9292 8072
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **207**

Corporations Act 2001
254X(1)

Notification of
share issue

company name Insurance Australia Group Limited
A.C.N. 090 739 923

Details of the issue

date of issue (d/m/y) 20 / 06 / 2003 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
NCRP	Reset Preference Shares

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
NCRP - Reset Preference Shares	2,000,000	$100.00	

1. Have all shares been issued for cash only? Yes ☒ No ☐
If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name Glenn Revell capacity Secretary

sign here [signature] date 23 / 06 / 2003

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

RA05 1/1 22 January 2001

ASIC registered agent number	
lodging party or agent name	Insurance Australia Group Limited
office, level, building name or PO Box no.	Level 21, NRMA Centre
street number and name	388 George Street
suburb / city	SYDNEY state/territory NSW postcode 2000
telephone	(02) 9292 9835
facsimile	(02) 9292 8072
DX number	suburb / city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **RA05**

remittance advice

This is a record of payment and documents submitted to the Australian Securities and Investments Commission.

Please complete a separate form for each cheque

Cheque no. n/a

Cheque amount n/a

Payment and documents enclosed

ACN or ARBN	company name	form number	amount
090 739 923	Insurance Australia Group Limited	207	
		TOTAL	n/a

RECEIVED 23 JUN 2003 ASIC SSC

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Insurance Australia Group Limited

ACN/ABN
090 739 923

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Glenn Revell

ASIC registered agent number (if applicable)
21781

Telephone number
02 9292 9835

Postal address
L 21, 388 George Street, Sydney NSW 2000

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Glenn Revell

Capacity
- [ ] Director
- [x] Company secretary

Signature

Date signed
24/06/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	94,081,560	$413,958,864.00

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

21/06/04
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY SHARES	1,590,461,313		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

2 1 / 0 6 / 0 4

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: Insurance Australia Group Limited

ACN/ABN: 090 739 923

Corporate key:

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: Glenn Revell

ASIC registered agent number (if applicable): 21781

Telephone number: 02 9292 9835

Postal address: L 21, 388 George Street, Sydney NSW 2000

Total number of pages including this cover sheet: 6

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: Glenn Revell

Capacity
- [ ] Director
- [x] Company secretary

Signature

Date signed: 24/06/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	**C2 - Issue of shares**	**C3 - Change to share structure table**	**C4 - Change to members register**
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	94,081,560	$413,958,864.00

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

2 1 / 0 6 / 0 4
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY SHARES	1,590,461,313		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

2 1 / 0 6 / 0 4

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ________ Given names ________

OR

☐ Company name ________

ACN/ARBN/ ABN ________

Office, unit, level, or PO Box number ________

Street number and Street name ________

Suburb/City ________ State/Territory ________

Postcode ________ Country (if not Australia) ________

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	327,100
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by each holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by that holder, ie $15 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 June 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,590,788,413	Ordinary Shares
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,399,559	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

TO BE PROVIDED.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? *If the additional securities do not rank* equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

✓ Cheque

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 28 June 2004
(Group Company Secretary)

Print name: Anne O'Driscoll

== == == == ==

+ See chapter 19 for defined terms.

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

8 July 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

CLOSING DATE FOR RECEIPT OF NOMINATIONS FOR ELECTION OF DIRECTORS AT THE 2004 ANNUAL GENERAL MEETING

The Annual General Meeting of Insurance Australia Group Limited will be held on Wednesday, 8 November 2004.

The company has sought and received a waiver from Listing Rule 14.3 whereby it has been allowed to close nominations for election of directors 45 business days before the Annual General Meeting, rather than the standard 35 days.

The basis for granting of the waiver was the exceptionally large number of security holders on the company's register which provides great practical difficulty in both complying with Listing Rule 14.3 and ensuring that the notice of meeting is sent to each security holder within the prescribed period due to the process of preparing and mailing out notices for such a large register.

In accordance with the waiver from Listing Rule 14.3, the closing date for receipt of nominations for election as directors at the 2004 Annual General Meeting will be 6 September 2004.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

8 July 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
VARIATION TO DIVIDEND REINVESTMENT PLAN RULES

On 22 June 2004, pursuant to clauses 11.1(a) and 11.2 of the IAG Dividend Reinvestment Plan Rules ('DRP Rules'), the Directors of IAG resolved to make the following variations to the DRP Rules:

Rule 7.3 (f) – Add "(any fraction of a cent will be disregarded)" after the words "dollar amount".

Rule 7.6 – Delete the words "rounded down to the nearest cent" and replace it with the words " rounded to four decimal places (or such other number of decimal places as the Directors may determine)".

Glossary – Definition of Issue Price - Delete the words "rounded down to the nearest cent" and replace it with the words "rounded to four decimal places (or such other number of decimal places as the Directors may determine)".

These variations will take effect on and from 15 September 2004.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

N:\CSCDept\CSCUser\ASX\2004\July\DRP rules change 8Jul04.doc

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

8 July 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

CORRECTION TO 2004 ANNUAL GENERAL MEETING DAY

An announcement was lodged on 8 July which incorrectly referred to the date of the 2004 Annual General Meeting of Insurance Australia Group Limited as Wednesday, 8 November 2004. This should in fact be Wednesday, 10 November 2004.

The closing date for nominations for election of directors was correctly stated, ie Monday, 6 September 2004.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

N:\CSCDept\CSCUser\ASX\2004\July\AGM Day Correction 8Jul04.doc

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

8 July 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

CONFIRMS SMALL ACQUISITION IN NEW ZEALAND

IAG confirms that one of its New Zealand subsidiaries has acquired a 50% stake in Mike Henry Travel Insurance Limited ('MHTI').

IAG intends to take over the underwriting of travel insurance policies issued by MHTI with effect from the final quarter of the 2004 calendar year.

Neither the acquisition nor the premiums are significant to the results or financial position of IAG.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Insurance Australia Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

MEDIA RELEASE

15 July 2004

IAG settles with US insurer following successful arbitration

Insurance Australia Group Limited announced today that it had reached a final settlement with the US insurer with whom it has had a dispute since 1997.

As announced on 2 March 2004, the Group was successful in an arbitration hearing but had been advised the US insurer might appeal. Given the further anticipated time, cost and uncertainty inherent in an appeal process in the US, the Group accepted settlement that will involve the Group receiving payment of US$25 million. This settlement approximates the amount carried in the Group's accounts and has no material impact on the Group's profit for the six months ended 30 June 2004.

Insurance Australia Group said it was pleased with the outcome.

- ends -

Media Relations
Name Carolyn McCann
Telephone 02 9292 9557
Mobile 0411 014 126

Investor Relations
Name Anne O'Driscoll
Telephone 02 9292 3169
Mobile 0411 012 675

Insurance Australia Group (IAG) is Australasia's leading insurance group. The group includes some of Australia New Zealand's most trusted brands – NRMA Insurance SGIO, SGIC, CGU, Swann Insurance, State Insurance,

IAG
Insurance
Australia
Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

MEDIA RELEASE

20 July 2004

IAG reorganises Australian insurance business along customer lines

Insurance Australia Group Limited today announced a new structure for its Australian insurance operations more closely aligned to its core products – personal insurance and commercial classes.

Australian Personal Insurance includes home, motor, niche and CTP insurance sold either direct to the customer or through third party brands. This business unit will be led by Mr Rick Jackson as Chief Executive Officer, Australian Personal Insurance. Mr Jackson has been a member of IAG's executive team since 1999, and has more than 17 years experience in financial services, banking and general insurance.

Australian Commercial Insurance includes all commercial insurance, sold predominately through intermediaries, such as Fire & ISR, commercial property, commercial motor and rural insurance, workers' compensation, public liability and professional indemnity. It will be led by Mr Mario Pirone as Chief Executive Officer, CGU Insurance. Mr Pirone has been a member of IAG's executive team for the past five years and has more than 23 years experience in financial services and insurance.

Insurance Australia Group Chief Executive, Mr Michael Hawker said following the successful integration of CGU and NZI, it made sense to review the Group's structure to ensure it was what was needed to support the next phase of growth.

"We've spent the past five years acquiring businesses that have given us scale in general insurance while diversifying our product mix and geographic base," Mr Hawker said.

"This is the final step of the integration process, creating end-to-end businesses with responsibility for all aspects of product design and marketing – from underwriting through to distribution. That means end-to-end solutions for our customers and intermediaries, and clearer lines of accountability and authority for our people.

"It's a simpler structure more suited to our expanded scope, and one that ensures our focus is always firmly on our customer."

Mr Hawker said there was no change to the Group's other operating businesses – New Zealand and International, and to the shared services areas of Culture & Reputation, Enterprise Risk & Group Actuary and Technology Services.

He said due to the importance of the long tail classes to the sustainability of the Group, he had asked Mr Doug Pearce to take on a strategic role in influencing the development of these schemes within Australia.

"Doug brings enormous expertise and experience to this role which is critical to ensuring the ongoing stability of these schemes," Mr Hawker said.

As part of the reorganisation, Asset Management will move to the Office of the CFO which is led by Mr George Venardos.

In the new structure, the roles of Group Executive, Business Partners and Group Executive, Sales & Marketing disappear.

"Unfortunately Lou Power's and Karyn Baylis' former roles do not exist in the new structure so we considered several alternatives. In the end, we mutually agreed that an appropriate role could not be found. Both Karyn and Lou will depart after transitioning their current responsibilities," Mr Hawker said.

"Karyn and Lou have made significant contributions to the Group during their time with the company. On behalf of the company, I'd like to publicly recognise and thank them for their valuable contribution and wish them well in their future career direction.

"I'm confident we've got the right business structure and the right team in place to ensure we deliver against our strategic priorities."


IAG Executive Team
Michael Hawker Chief Executive Officer IAG
Rick Jackson Chief Executive Officer Personal Insurance
Mario Pirone Chief Executive Officer CGU Insurance
David Smith Chief Executive Officer IAG NZ
Ian Brown Deputy CEO & Group Executive International
Doug Pearce Group Executive Insurance Strategy
Tony Coleman Chief Risk Officer & Group Actuary
Sam Mostyn Group Executive Culture & Reputation
David Issa Group Executive Technology Services
George Venardos Chief Financial Officer
Business
Shared Services

- ends -

Media Relations		**Investor Relations**	
Name	Carolyn McCann	**Name**	Anne O'Driscoll
Telephone	02 9292 9557	**Telephone**	02 9292 3169
Mobile	0411 014 126	**Mobile**	0411 012 675

APRA

E0167856

ASIC
Australian Securities and Investments Commission

Change to company details

Form 484 - Corporations Act 2001

Section A

Section A may be lodged independently if no changes are to be notified via Sections B or C.

Use this form to notify ASIC of:
A1 **Change of address**
A2 **Change of name - officeholders or members**
A3 **Change - ultimate holding company**

Related Forms
484 B appoint/cease officeholders, change to special status
484 C issue/cancel shares, change share structure and members register

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED
ACN / ABN
090 739 923
Corporate Key

A1 Change of Address

New address

Address
LEVEL 26, NRMA CENTRE
388 GEORGE STREET
SYDNEY, NSW, 2000

Date of change

Date
19/07/2004

Apply address to

[X] **Registered office address**

If registered office changed, does the company occupy the premises?

[X] yes

[ ] no

if no, name of occupier

[ ] Occupier's consent

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent

[ ] **Principal place of business**

[ ] **Company officeholder's residential address**

Family name | Given names

Place of birth

Date of Birth

Family name | Given names

Place of birth

Date of Birth

[ ] **Member's address**

Family name | Given names

Family name | Given names

When a member is a company, not a person

Company name (only if a member)

ACN/ARBN/ABN | Country of Incorporation (if not Australia)

Company name (only if a member)

ACN/ARBN/ABN | Country of Incorporation (if not Australia)

A2 Change of name - officeholders or members

Apply change of name to

☐ Director ☐ Alternate director

☐ Secretary ☐ Member

Personal name change

Their previous name was

Family Name | Given names

Place of birth

Date of birth

Their new name is

Family Name | Given names

Date of change

Organisation name change (member only)

Their previous organisation name was

Their new organisation name is

ACN/ARBN/ABN

Date of change

A3 Change - ultimate holding company

The change is

☐ There is a new ultimate holding company

Company name

ACN/ARBN/ABN | Country of incorporation (if not Australia)

☐ The ultimate holding company has ceased operation as an ultimate holding company

Company name

ACN/ARBN/ABN | Country of incorporation (if not Australia)

☐ The ultimate holding has changed its name

Company name

ACN/ARBN/ABN | Country of incorporation (if not Australia)

Date of change

Signature

This form must be signed by a current director or secretary of the company

I certify that the information in this form is true and complete.

Name
REVELL, GLENN DEREK

Capacity
[ ] Director
[X] Company secretary

Signature
[signature]

Date signed
03/08/2004

Lodging Party Details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number
21781

Queries about this form

You can nominate an officeholder lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact
[ ] Signatory above
[X] ASIC registered agent above
[ ] Name of lodging party

Address

DX Number
DX City/suburb
Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

19 August 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

FINANCIAL RESULTS – YEAR ENDED 30 JUNE 2004

Attached for immediate release to the market is Insurance Australia Group Limited's Appendix 4E – Preliminary Financial Report 30 June 2004.

The documents below will follow and be lodged separately:

1. Media Release
2. Investor Report – 30 June 2004
3. Investor Presentation Slides

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

PRELIMINARY FINAL REPORT 30 JUNE 2004
APPENDIX 4E (ASX listing rules 4.3A)

CONTENTS

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2004

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	Up/down	% change	$m
Revenue from ordinary activities	Up	37.2%	7,914
Profit from ordinary activities after tax attributable to shareholders	Up	334.6%	665
Net profit attributable to shareholders of Insurance Australia Group Limited	Up	334.6%	665

Dividends – ordinary shares	Amount per security	Franked amount per security
Final dividend	14 cents	14 cents
Interim dividend	8 cents	8 cents

The record date of the dividend is 15 September 2004. The dividend will be paid on 18 October 2004. The last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan is 15 September 2004.

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2004

APPENDIX 4E COMPLIANCE MATRIX

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
1. Details of the reporting period and the previous corresponding period	All financial data headings		
2. Key information in relation to the following. This information must be identified as "Results for announcement to the market". 2.1 The amount and percentage change up or down from the previous corresponding period of revenue from ordinary activities. 2.2 The amount and percentage change up or down from the previous corresponding period of profit (loss) from ordinary activities after tax attributable to members. 2.3 The amount and percentage change up or down from the previous corresponding period of net profit (loss) for the period attributable to members. 2.4 The amount per security and franked amount per security of final and interim dividends or a statement that it is not proposed to pay dividends. 2.5 The record date for determining entitlements to the dividends (if any). A brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.	"Results for announcement to the market" page 1 Appendix 4E		
3. A statement of financial performance together with notes to the statement, prepared in compliance with AASB 1018 or the equivalent foreign accounting standard.	Attachment A: Financial report 30 June 2004: • Statement of financial performance • Notes to the financial statements - Summary of significant accounting policies - Revenue - Profit from ordinary activities before income tax - Analysis of total expenses - Claims expense - Income tax	 P.11 P.15 P.21 P.22 P.22 P.23 P.24	 Note 1 Note 2 Note 3 Note 4 Note 5 Note 6
4. A statement of financial position together with notes to the statement. The statement of financial position may be condensed but must report as line items each significant class of asset, liability, and equity element with appropriate sub-totals.	Attachment A: Financial report 30 June 2004: • Statement of financial position • Notes to the financial statements - Current assets – receivables - Current assets – investments - Current assets – current tax assets - Current assets – other - Non-current assets - receivables	 P.12 P.38 P.38 P.39 P.39 P.39	 Note 10 Note 11 Note 12 Note 13 Note 14

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2004

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
(4. Continued)	- Non-current assets – investments - Non-current assets – plant and equipment - Non-current assets – deferred tax assets - Non-current assets – intangible assets - Non current assets – other - Current liabilities – payables - Current liabilities – interest-bearing liabilities - Current liabilities – current tax liabilities - Current liabilities – provisions - Outstanding claims - Non-current liabilities – interest-bearing liabilities - Non-current liabilities – deferred tax liabilities - Non-current liabilities – provisions - Contributed equity	P.39 P.40 P.40 P.40 P.40 P.41 P.41 P.41 P.41 P.41 P.42 P.42 P.42 P.43	Note 15 Note 16 Note 17 Note 18 Note 19 Note 20 Note 21 Note 22 Note 23 Note 24 Note 25 Note 26 Note 27 Note 28
5. A statement of cash flows together with notes to the statement. The statement of cash flows may be condensed but must report as line items each significant form of cash flow and comply with the disclosure requirements of AASB 1026 Statement of Cash Flows, or for foreign entities, the equivalent foreign accounting standard.	Attachment A: Financial report 30 June 2004: • Statement of cash flows • Notes to the financial statements - Reconciliation of net cash provided by operating activities to profit from ordinary activities after income tax - Reconciliation of cash	P.13 P.46 P.47	Note 32 Note 33
6. Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable and (if known) the amount per security of foreign sourced dividend or distribution.	Attachment A: Financial report 30 June 2004: • Notes to the financial statements - Dividends and dividend franking account	P.25	Note 7
7. Details of any dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan.	Attachment A: Financial report 30 June 2004: • Notes to the financial statements - Contributed equity - Dividend and dividend franking account	P.43 P.25	Note 28 Note 7
8. A statement of retained earnings showing movements.	Attachment A: Financial report 30 June 2004: • Notes to the financial statements - Retained profits / accumulated losses	P.44	Note 29
9. Net tangible assets per security with the comparative figure for the previous corresponding period.	Attachment A: Financial report 30 June 2004: • Notes to the financial statements - Net tangible assets	P.67	Note 46
10. Details of entities over which control has been gained or lost during the period, including the following. 10.1 Name of the entity. 10.2 The date of the gain or loss of control.	Attachment A: Financial report 30 June 2004: • Notes to the financial statements - Business acquired - Business disposed	P.47 P.49	Note 34 Note 35

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2004

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
(10. Continued) 10.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	Attachment A: Financial report 30 June 2004: • Notes to the financial statements - Business acquired - Business disposed	 P.47 P.49	 Note 34 Note 35
11. Details of associates and joint venture entities including the following. 11.1 Name of the associate or joint venture entity. 11.2 Details of the reporting entity's *percentage holding in each of these* entities. 11.3 Where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.	Attachment A: Financial report 30 June 2004: • Notes to the financial statements - Details of controlled entities	 P.53	 Note 40
12. Any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position.	Attachment A: Financial report 30 June 2004		
13. For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).	Not applicable		
14. A commentary on the results for the period. The commentary must be sufficient for the user to be able to compare the information presented with equivalent information for previous periods. The commentary must include any significant information needed by an investor to make an informed assessment of the entity's activities and results, which would include but not be limited to discussion of the following. 14.1 The earnings per security and the nature of any dilution aspects.	Attachment A: Financial report 30 June 2004 Attachment A: Financial report 30 June 2004: • Notes to the financial statements - Earnings per share	 P.45	 Note 31

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2004

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
(14. Continued)			
14.2 Returns to shareholders including distributions and buy backs.	Attachment A: Financial report 30 June 2004: • Notes to the financial statements - Contributed equity - Dividends and dividend franking account	 P.43 P.25	 Note 28 Note 7
14.3 Significant features of operating performance.	Attachment A: Financial report 30 June 2004: • Directors' report	 P.1	
14.4 The results of segments that are significant to an understanding of the business as a whole.	Attachment A: Financial report 30 June 2004: • Notes to the financial statements - Segment reporting	 P.60	 Note 43
14.5 A discussion of trends in performance.	Attachment A: Financial report 30 June 2004: • Directors' report - Result and review of operations	 P.3	
14.6 Any other factors which have affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified.	Attachment A: Financial report 30 June 2004: • Directors' report • Notes to the financial statements - Events subsequent to reporting date	 P.1 P.67	 Note 47
15. A statement as to whether the report is based on accounts which have been audited or subject to review, are in the process of being audited or reviewed, or have not yet been audited or reviewed.	The financial report 30 June 2004 has been fully audited. • Independent auditors' report	 P.71	
16. if the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification.	Not applicable		
17. If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification.	Not applicable		

ATTACHMENT A

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT – 30 JUNE 2004

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

AND CONTROLLED ENTITIES

FINANCIAL REPORT - 30 JUNE 2004

CONTENTS

Insurance Australia Group Limited is a publicly listed company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is Level 26 388 George Street, Sydney, NSW 2000.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

The Directors present their report together with the financial report of Insurance Australia Group Limited and the consolidated financial report of the Insurance Australia Group for the year ended 30 June 2004 and the auditors' report thereon.

The following terminology is used throughout the financial report:

* IAG, parent entity or Company - Insurance Australia Group Limited.

* IAG Group, Group or consolidated entity - the consolidated entity consists of Insurance Australia Group Limited and its controlled entities.

Directors of Insurance Australia Group Limited

The following persons held office as Director at any time during or since the financial year:

Chairman:
Mr JA (James) Strong, age 60 – Independent non-executive Director
Mr James Strong was appointed Chairman of IAG in August 2001. He is also Chairman of Woolworths Limited, Rip Curl Group Pty Limited, the Sydney Theatre Company and the Australian Business Arts Foundation. He is a Director of the Australian Grand Prix Corporation.

Mr Strong was Chief Executive and Managing Director of Qantas Airways Limited from 1993 to 2001. Previous positions he has held include Group Chief Executive of DB Group Limited in New Zealand, National Managing Partner and later Chairman of law firm Corrs Chambers Westgarth, Chief Executive of Trans Australian Airlines (later Australian Airlines) and Executive Director of the Australian Mining Industry Council.

Mr Strong has been admitted as a barrister and solicitor. Mr Strong is Chairman of the IAG Nomination, Remuneration & Corporate Governance Committee.

Other Directors:
Mr JF (John) Astbury FAICD, age 60 – Independent non-executive Director
Mr John Astbury was appointed as a Director of IAG in July 2000. Mr Astbury is a director of Woolworths Limited, and has been appointed a Director of AMP Limited effective 1 September 2004. Mr Astbury was previously the Finance Director of Lend Lease Corporation Limited and a Chief General Manager of National Australia Bank Limited. He has a long career in banking and financial services in both the UK and Australia.

Mr Astbury is Chairman of the IAG Audit Committee and serves on the IAG Nomination, Remuneration & Corporate Governance Committee.

Mr GA (Geoffrey) Cousins, age 61 – Independent non-executive Director
Mr Geoffrey Cousins was appointed as a Director of IAG in July 2000 and has more than 26 years experience as a company director.

Mr Cousins was previously the Chairman of George Patterson Australia and is a former director of Publishing and Broadcasting Limited, the Seven Network and Hoyts Cinemas group. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia.

Mr Cousins is a consultant to the Prime Minister on the communication of Government policy.

Mr Cousins is a member of the IAG Audit Committee.

Ms DG (Dominique) Fisher BA (Hons) age 47 – Independent non-executive Director
Ms Dominique Fisher has been a Director of IAG since June 2000 and a Director of Insurance Australia Limited (formerly NRMA Insurance Limited) since 1996.

Ms Fisher has wide-ranging business experience to general management level, and more than 20 years experience in electronic commerce and telecommunications and now manages her own business. Her company, EC Strategies, advises companies, primarily in Australasia and the United States, on electronic commerce strategies, major commercial transactions and business application of technology and commercialisation of software and other technology.

Ms Fisher is also a director of the Playbox Theatre and the Prostate Cancer Research Foundation Victoria. She was previously Chairman of the Management Committee, Royal Hospital for Women, a director of AIDS Fundraising Management and the Communications and Media Law Associations and a Trustee of the Sydney Opera House Trust.

Ms Fisher serves on the IAG Risk Management & Compliance Committee.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Directors of Insurance Australia Group Limited (continued)

Mr ND (Neil) Hamilton LLB, age 52 – Independent non-executive Director
Mr Neil Hamilton was appointed as a Director of IAG in June 2000 and as a Director of Insurance Australia Limited (formerly NRMA Insurance Limited) in 1999.

Mr Hamilton is the Chairman of Sons of Gwalia Ltd, Iress Market Technology Limited, Western Power Corporation, Western Australia Land Authority (Landcorp) and Integrated Group Limited.

Mr Hamilton is a member of the IAG Risk Management & Compliance Committee.

Ms AJ (Anne) Keating MAICD, age 50 – Independent non-executive Director
Ms Anne Keating was appointed as a Director of IAG in June 2000 and a Director of Insurance Australia Limited (formerly NRMA Insurance Limited) in 1996.

Ms Keating is currently a director of STW Communications Group Ltd, Macquarie Goodman Management Limited, Macquarie Leisure Management Limited, Macquarie Leisure Operations Ltd and SSR Holdings Pty Ltd. She is an Advisory Council member of ABN AMRO Australia and New Zealand, an inaugural Board member of the Victor Chang Cardiac Research Institute, and a delegate to the Australian American Leadership Dialogue. She also manages her own consulting business, Anne Keating Consulting. Ms Keating was the General Manager, Australia for United Airlines from 1993 to 2001.

Ms Keating is a member of the IAG Audit Committee.

Mr RA (Rowan) Ross BEc, BCom, FCPA, FSIA, age 55 – Independent non-executive Director
Mr Rowan Ross was appointed as a Director of IAG in July 2000 and acted as Chairman from April to August 2001. Mr Ross is currently Chairman of Sydney IVF Limited.

He is the former Chairman of Bankers Trust Investment Bank, former National President of the Securities Institute of Australia and former Chairman of the Sydney Dance Company and the Australian Major Performing Arts Group. He has more than 30 years experience in investment banking and is an Executive Director of Macquarie Bank Limited.

Mr Ross is Chairman of the IAG Risk Management & Compliance Committee and serves on the IAG Nomination, Remuneration & Corporate Governance Committee.

Mr MJ (Michael) Hawker BSc, AAIBF (Snr), ASIA, FAICD, age 44 – Chief Executive Officer and Executive Director
Mr Michael Hawker was appointed Chief Executive Officer of IAG in December 2001. Before joining IAG, Mr Hawker was Group Executive, Business and Consumer Banking at Westpac Banking Corporation. Previous positions include Executive Director of Citibank International PLC in Europe and Deputy Managing Director of Citibank Limited in Australia.

Mr Hawker was listed by Euromoney as one of the top 50 bankers under the age of 40. In 2000, he was awarded the Australian Banking & Finance Magazine – Millennium Banker of the Year Award and in 2003 the Best Insurance Executive Award. He is a recipient of an Australian Sports Medal, having played 25 Rugby Union Internationals for the Australian Wallabies.

Mr Hawker is the Deputy President of the Insurance Council of Australia, a Director of the Australian Chamber of Commerce and Industry, member of the Business Council of Australia, Chair of the New South Wales Juvenile Diabetes Walk to Cure annual fundraising event and the Giant Steps Foundation. He was previously the Chairman of the Australian Financial Markets Association.

Former independent non-executive directors who retired during the financial year:

Mrs MC (Maree) Callaghan (Director from 19 June 2000 to 1 September 2003) and Mrs M (Mary) Easson (Director from 19 June 2000 to 1 September 2003) retired during the financial year.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Principal activities

The principal continuing activities of the IAG Group are the underwriting of general insurance and related corporate services and investing activities.

Result and review of operations

The IAG Group net profit after tax for the year was $806 million (2003 - $217 million). After adjusting for outside equity interests in the IAG Group result, the net profit attributable to shareholders of the Company was $665 million (2003 - $153 million).

The key components contributing to the full year result were:

- Significant improvement in underwriting profit of $548 million compared to $199 million in 2003. Part of this improvement is attributable to the full year impact of the acquisition of CGU Insurance Australia Limited ("CGU") and Belves Investments Limited ("NZI") undertaken in January 2003 (previous financial year only had 6 months impact of CGU/NZI).
- The strength of the underwriting result and synergy benefits from the CGU/NZI acquisition produced an insurance margin of 13.5% (2003 – 12.3%), exceeding the IAG Group's long-term target range of 9% - 12%.
- Gross written premium was $6,427 million, representing an increase of 24.8% on the same period last year ($5,150 million). The major driver of this growth is a full year's result from CGU/NZI.
- The expense ratio (underwriting expenses to net earned premium) of 25.6% compares to 23.2% for the same period last year. A full year's result from the CGU and NZI businesses has been the major driver of this increase. CGU and NZI bring a higher expense ratio, in the form of commission expense, due to the intermediary distribution of their products.
- The quality of the result was driven by strong performance of all major business segments and includes benefits derived from continuous business improvement, essential completion of the CGU and NZI integration programme and generally favourable weather conditions during the second half of the year. The IAG Group's combined ratio of 90.7% was better than the target range 94% - 96% and was a significant improvement on 95.7% in 2003. Excluding the impact of interest rate movements during the year on outstanding claims provisions, the combined ratio is 92.7% (2003 – 93.9%).
- The result includes $52 million (2003 - $45 million) of expenses associated with the restructuring and integration of the CGU and NZI businesses acquired. This marked the completion of the integration programme expenditure.
- After two years of negative return on equity portfolios, the recovery in the global equity markets delivered a welcome positive contribution to the IAG Group's results. Total investment income included in the consolidated net profit before tax for the financial year was $813 million (2003 - $296 million).
- The results include a one-off gain of $57 million after tax from the sale of the ClearView business in January 2004.
- There is also a benefit of $13 million included in income tax expense, as a result of the changes in the IAG Group's tax cost base arising from the application of new tax consolidation rules to the wholly-owned entities in Australia.

Further information on the IAG Group's result and review of operations can be found in the 30 June 2004 Investor Report on the Company's website, www.iag.com.au.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Likely developments and expected results of operations

Insurance and investment operations are, by their nature, volatile due to the exposure to natural disasters and industry cycles and thus profit predictions are difficult. The Directors believe that premium rate growth will be lower in the coming year than in recent periods reflecting the benefits of improved claims experience, cost control and the international insurance cycle. The IAG Group's insurance margin for the coming year is still expected to be above the IAG Group's long-term target range of 9% - 12%. In addition, the growth in business volume is expected to continue. The Directors consider that the IAG Group is well placed to continue to leverage opportunities in this environment.

Dividends

Details of dividends paid or declared by the Company are set out in note 7.

Significant changes

Significant changes in the state of affairs of IAG Group during the financial year were as follows:

(a) On 1 July 2003, IAG announced the sale of NRMA Health Pty Limited for $99 million to MBF, effective 25 July 2003. IAG has entered into a six-year marketing alliance, including a possible four-year extension, with MBF;

(b) On 11 December 2003, IAG announced the agreement to sell its ClearView retirement services businesses to MBF, effective 21 January 2004. The sale price was $218 million plus up to an additional $50 million earn-out, subject to business performance over the following five years; and

(c) On 28 June 2004, IAG completed an off-market share buy-back of $414 million, whereby the Company repurchased 94 million shares at a price of $4.40 per share, which included a fully franked dividend of $2.62 per share. This represented approximately 5.6% of the IAG Group's ordinary shares on issue.

Matters subsequent to the end of the financial year

Details of matters subsequent to the end of the financial year including a dividend declared of 14 cents and the impact of the introduction of Australian equivalents of the International Financial Reporting Standards are set out in note 47.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Meetings of directors

The number of meetings each Director was eligible to attend and actually attended during the financial year is summarised as follows:

	Board of Directors		Audit Committee		Nomination, Remuneration & Corporate Governance Committee		Risk Management & Compliance Committee		Reinsurance Committee	
Total number of meetings held	**12**		**4**		**4**		**7**		**4**	
Directors	A	B	A	B	A	B	A	B	A	B
Mr JA Strong	12	12	-	-	4	4	-	-	4	4
Mr MJ Hawker	12	12	-	-	-	-	-	-	-	-
Mr JF Astbury	12	12	4	4	4	4	-	-	-	-
Mrs MC Callaghan *	4	4	-	-	-	-	1	1	-	-
Mr GA Cousins	12	11	4	3	-	-	-	-	-	-
Mrs M Easson *	4	4	1	1	-	-	-	-	-	-
Ms DG Fisher	12	12	-	-	-	-	7	7	-	-
Mr ND Hamilton	12	11	-	-	-	-	7	7	-	-
Ms AJ Keating	12	12	4	4	-	-	-	-	-	-
Mr RA Ross	12	11	-	-	4	3	7	7	4	4

	ClearView Sale Committee		IAG share buy-back Committee		IAG Board Sub-Committee	
Total number of meetings held	**2**		**3**		**2**	
Directors	A	B	A	B	A	B
Mr JA Strong	2	2	3	2	2	2
Mr MJ Hawker	2	2	3	1	2	2
Mr JF Astbury	-	-	-	-	-	-
Mrs MC Callaghan *	-	-	-	-	-	-
Mr GA Cousins	-	-	3	3	-	-
Mrs M Easson *	-	-	-	-	-	-
Ms DG Fisher	-	-	-	-	-	-
Mr ND Hamilton	-	-	-	-	-	-
Ms AJ Keating	-	-	-	-	-	-
Mr RA Ross	-	-	-	-	-	-

A - Meetings eligible to attend as a member
B - Meetings attended as a member

* Mrs MC Callaghan and Mrs M Easson retired as Directors on 1 September 2003.

Indemnification and insurance of directors and officers

The Company's constitution contains an indemnity in favour of every person who is or has been:

(a) a Director of the Company;
(b) a secretary of the Company;
(c) a person making or participating in making decisions that affect the whole or a substantial part of the business or Company; or
(d) a person having the capacity to affect significantly the financial standing of the Company or any of its wholly-owned subsidiaries.

The indemnity applies to liabilities incurred by the person in the relevant capacity (except a liability for legal costs). That indemnity also applies to legal costs incurred in defending or resisting certain legal proceedings.

In addition, the Company has granted deeds of indemnity to certain current and former Directors and secretaries and members of senior management of the Company and its subsidiaries and associated companies. Under these deeds, the Company indemnifies to the maximum extent permitted by the law the former or current Directors or secretaries or members of senior management against liabilities incurred by the person in the relevant capacity. The indemnity does not apply where the liability is owed to the Company or any of its subsidiaries or associated companies, or (in general terms) where the liability arises out of a lack of good faith, wilful misconduct, gross negligence, reckless misbehaviour or fraud.

Under each deed, the Company is also effectively required to maintain and pay the premiums on a contract of insurance covering the current or former Directors or members of senior management against liabilities incurred in respect of the relevant office. The insurance must be maintained until the seventh anniversary after the date when the relevant person ceases to hold office. Disclosure of the insurance premiums and the nature of liabilities covered by such insurance is prohibited by the relevant contract of insurance.

During previous years, the Company advanced amounts, in accordance with a deed of indemnity, in respect of legal costs incurred by a former Director of the Company (Mr Nicholas Whitlam) in defending legal proceedings brought against the former Director by the Australian Securities & Investments Commission. Mr Whitlam was successful in his defence of those proceedings which are now at an end. Whilst the advances previously made by the Company in respect of legal costs are not repayable by the former Director, the former Director has the benefit of costs orders in his favour in the proceedings. The Company is entitled to the benefit of any amount recovered by Mr Whitlam in respect of the costs of the proceedings, so far as it had previously advanced those costs to him. The Company has requested Mr Whitlam to take the appropriate steps to recover those costs.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Directors' and executive officers' emoluments

Non-executive directors

Base fees for non-executive Directors are set according to external advice. The payment of Directors' fees also seeks to align the interests of Directors with those of shareholders by requiring them to receive at least 20% and up to 90% of their annual base fee under the Non-executive Directors' Share Plan in IAG shares, rather than cash. No other equity-based remuneration is available to non-executive Directors.

Following consideration of changing views on non-executive Directors retirement benefit arrangements, a decision has been made to freeze the operation of the non-executive Directors retirement benefits scheme with effect from 1 September 2003. This means no further accruals to existing benefits will be made and new Directors will not be admitted to the scheme.

In consideration of the cessation of retirement benefits and the increased size and complexity of the IAG Group, including additional duties on subsidiary boards, remuneration for non-executive Directors was increased with effect from 1 September 2003. This is the first change since the Company listed four years ago. The base fee increased from $70,000 to $100,000 per annum, with the Chairman's fee maintained at three times the base fee per annum. Under the new fee arrangement, the Chairman does not receive additional fees for serving on the Nomination, Remuneration & Corporate Governance Committee or for serving as a director of IAG Re Limited.

The table below sets out the fees paid by the IAG Group to non-executive Directors for the year ended 30 June 2004.

Non-executive Directors	Primary benefits(1)	Post-employment benefits(2)	Equity compensation(3)	Total
	$000	$000	$000	$000
Mr JA Strong	266	39	131	436
Mr JF Astbury	106	12	18	136
Mrs MC Callaghan(4)	10	271	3	284
Mr GA Cousins	89	10	18	117
Mrs M Easson(4)	11	277	2	290
Ms DG Fisher	51	10	55	116
Mr ND Hamilton	46	11	79	136
Ms AJ Keating	101	11	17	129
Mr RA Ross	80	11	44	135

(1) Primary benefits include base fee paid by cash and fees paid for some of the IAG committees and two subsidiaries board.

(2) Post-employment benefits include superannuation contributions made and retirement benefits paid for the two retired Directors, refer to (4) below for further details.

(3) Equity compensation relates to portion of base fee received as IAG shares under the Non-executive Directors' Share Plan. Refer to note 42 (i) for details.

(4) Post-employment benefits include retirement benefits of $269,000 and $276,000 paid to Mrs MC Callaghan and Mrs M Easson, respectively. The retirement benefits were calculated in accordance with the Non-executive Directors' Retirement Benefits Policy and the Corporations Act 2001.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Directors' and executive officers' emoluments (continued)

Executive director and officers

The Nomination, Remuneration and Corporate Governance Committee ("NRCGC") is a committee of the Board which provides assurance to the Board of the effectiveness, integrity and compliance of the Company's remuneration policies and practice. The NRCGC makes recommendations on the remuneration to be paid to the Executive Director who holds the office of Chief Executive Officer ("CEO") and approves the remuneration to be paid to the executives who report directly to the CEO.

The CEO of IAG does not receive fees for his service on the Board. The responsibilities of board membership are considered in determining remuneration provided as part of his normal employment conditions. The broad remuneration policy is to ensure the remuneration package reflects the person's duties and responsibilities, is market competitive and aligns reward with the achievement of the Company's strategic objectives and the creation of value for shareholders.

The table below sets out the remuneration of the CEO and each of the officers of the IAG Group for the year ended 30 June 2004. For the CEO, a comparative is also provided on his remuneration for the previous financial year.

Executive director	Primary benefits(1)	Post-employment benefits(2)	Equity compensation (3)	Other benefits	Total
	$000	$000	$000	$000	$000
Chief executive officer:					
Mr MJ Hawker					
- 30 June 2004	**1,933**	**146**	**1,296**	**-**	**3,375**
- 30 June 2003	1,804	135	860	-	2,799

The increase in the remuneration of the CEO is primarily attributable to an increase in his base pay of $150,000 and an increase in equity compensation, through an additional allocation of Performance Awards Rights. The comparative primary benefits have been adjusted to reflect bonus paid in accordance with the changed requirements of Accounting Standard disclosure.

Officers	Primary benefits(1)	Post-employment benefits(2)	Equity compensation (3)	Other benefits	Total
	$000	$000	$000	$000	$000
Ms KL Baylis	727	60	159	-	946
Mr IF Brown	965	92	348	-	1,405
Mr AM Coleman	858	69	185	-	1,112
Mr DA Issa	757	60	88	-	905
Mr RJ Jackson	1,121	88	14	-	1,223
Ms SJ Mostyn	717	59	145	-	921
Mr DRA Pearce	737	61	155	-	953
Mr MJ Pirone	699	61	198	-	958
Mr LF Power	823	32	26	-	881
Mr DJP Smith	919	70	156	124 (4)	1,269
Mr G Venardos	1,062	77	212	-	1,351
Mr RJ Wagstaffe	940	36	26	-	1,002

(1) Primary benefits include amounts of salary paid in cash, bonuses, provision of cars, parking and related fringe benefits tax, annual leave and long service leave. Bonuses, including short-term and long-term incentive bonuses, are measured on accruals basis.

(2) Post-employment benefits include superannuation contributions made and deemed contributions for the IAG & NRMA Superannuation Plan (formerly NRMA Superannuation Plan) where IAG is on a contribution holiday.

(3) Equity compensation includes values of the executives' participation in the Bonus Equity Share Plan ("BESP") for their short-term incentive bonus and values for Performance Share Rights ("PSRs" – related to unissued shares) and Performance Award Rights ("PARs" – related to issued shares) in accordance with AASB1046: Director and executive disclosures by disclosing entities. Values of BESP are in accordance with market price of IAG shares at grant date. An allocated portion of unvested PSRs and PARs is included in the total remuneration disclosure above. To determine these values the Black Scholes model has been applied. The valuation takes into account the share price at grant date, the expected life of the option, the exercise price of the option, the volatility in price of the underlying shares of IAG, expected dividends and the risk-free interest rate. Refer to note 42 (g) and 42 (h) for details.

(4) Represents an accommodation allowance on relocation to Auckland in New Zealand.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Directors' and executive officers' emoluments (continued)

Executive director and officers (continued)

Set out below is the Performance Award Rights ("PARs") granted during the year ended 30 June 2004.

Executive director	PARs granted during the year(1)	Date first exercisable
	Number	
Chief executive officer:		
Mr MJ Hawker	400,000	29/09/2006

Officers	PARs granted during the year(1)	Date first exercisable
	Number	
Ms KL Baylis	61,679	29/09/2006
Mr IF Brown	80,451	29/09/2006
Mr AM Coleman	80,451	29/09/2006
Mr DA Issa	67,042	29/09/2006
Mr RJ Jackson	80,451	29/09/2006
Ms SJ Mostyn	67,042	29/09/2006
Mr DRA Pearce	61,679	29/09/2006
Mr MJ Pirone	73,746	29/09/2006
Mr LF Power	53,634	29/09/2006
Mr DJP Smith	80,451	29/09/2006
Mr G Venardos	93,859	29/09/2006
Mr RJ Wagstaffe	53,634	29/09/2006

(1) The Company has issued PARs to certain executives during the financial year. Each executive who participates in the PARs becomes eligible to receive a number of shares by paying $1 per tranche of rights allocated, subject to a specific performance hurdle met.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Directors' interests

The relevant interest of each Director in the shares and/or options issued by the Company, as notified by the Directors to the Australian Stock Exchange in accordance with section 205G of the Corporations Act 2001, at the date of this report is as follows:

Directors	Ordinary shares directly held	Ordinary shares indirectly held*	Reset preference shares	Performance share rights	Performance award rights
Mr JA Strong	12,083	139,122	-	-	-
Mr JF Astbury	10,083	38,252	-	-	-
Mr GA Cousins	150,000	18,252	-	-	-
Ms DG Fisher	4,799	56,078	-	-	-
Mr ND Hamilton	4,817	60,460	-	-	-
Ms AJ Keating	709	18,252	-	-	-
Mr RA Ross **	102,557	40,053	-	-	-
Mr MJ Hawker **	183,971	-	-	1,000,000	700,000

* Ordinary shares indirectly held includes shares held in the Non-executive Directors' Share Plan and held by Directors' related entities.

** Ordinary shares indirectly held disclosed in the above table only include shares held by related entities as defined by the Corporations Act 2001. However, in note 9(g), these numbers also include shares held by personally-related entities.

Environmental regulation

The IAG Group's operations are subject to environmental regulations under either Commonwealth or State legislation. These regulations do not have a significant impact on the IAG Group's operations. The Board of Directors believes that the IAG Group has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the IAG Group.

Rounding of amounts

Unless otherwise stated, amounts in the financial report and Directors' report have been rounded to the nearest million dollars. The Company is of a kind referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

Signed at Sydney this 19th of August 2004 in accordance with a resolution of the Directors.

James Strong .... Director

.... Director

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2004

	Notes	PARENT 2004 $m	PARENT 2003 $m	CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Premium revenue	2(a)(i)	-	-	**6,265**	4,885
Reinsurance expense	4	-	-	**(402)**	(249)
Net premium revenue		-	-	**5,863**	4,636
Claims expense	4	-	-	**(4,365)**	(3,743)
Reinsurance and other recoveries	2(a)(i)	-	-	**550**	380
Net claims expense	5	-	-	**(3,815)**	(3,363)
Acquisition costs	4	-	-	**(963)**	(700)
Other underwriting expenses	4	-	-	**(384)**	(241)
Fire brigade charges	4	-	-	**(153)**	(133)
Underwriting expenses		-	-	**(1,500)**	(1,074)
Profit from underwriting			-	**548**	199
Investment income	2(a)(ii)	**812**	102	**485**	332
Realised gains on investments	2(a)(ii)	**64**	-	**116**	1
Unrealised gains / (losses) on investments	2(a)(ii)	-	-	**212**	(37)
Retirement services revenue	2(a)(iii)	-	-	**70**	30
Other operating revenue	2(a)(iv)	-	-	**216**	177
Borrowing costs expense		-	-	**(57)**	(46)
Life insurance business expenses	4	-	-	**(52)**	(11)
Corporate and administration expenses	4	-	-	**(386)**	(348)
Profit from ordinary activities before income tax	3	**876**	102	**1,152**	297
Income tax credit / (expense)	6	-	4	**(346)**	(80)
Net profit		**876**	106	**806**	217
Net profit attributable to outside equity interests		-	-	**(141)**	(64)
Net profit attributable to shareholders of Insurance Australia Group Limited		**876**	106	**665**	153
Non-owner transaction changes in equity:					
Net exchange difference on translation of financial reports of foreign controlled entities		-	-	**(3)**	-
Total changes in equity from non-owner related transactions attributable to the shareholders of the parent entity		**876**	106	**662**	153

	Notes	CONSOLIDATED 2004 cents	CONSOLIDATED 2003 cents
Basic earnings per ordinary share	31(a)	**37.87**	8.65
Basic earnings per reset preference share	31(b)	**532.30**	587.36
Diluted earnings per ordinary share	31(a)	**37.74**	8.61

The above statements of financial performance are to be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2004

	Notes	PARENT 2004 $m	PARENT 2003 $m	CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Current assets					
Cash assets		**1**	2	**424**	626
Receivables	10	**162**	-	**2,716**	2,597
Investments	11	**-**	-	**2,474**	2,585
Current tax assets	12	**-**	3	**-**	40
Other	13	**-**	-	**924**	811
Total current assets		**163**	5	**6,538**	6,659
Non-current assets					
Receivables	14	**5**	-	**547**	435
Investments	15	**4,557**	4,246	**7,285**	7,246
Plant and equipment	16	**-**	-	**165**	139
Deferred tax assets	17	**246**	-	**296**	333
Intangible assets	18	**-**	-	**1,473**	1,626
Other	19	**-**	-	**31**	32
Total non-current assets		**4,808**	4,246	**9,797**	9,811
Total assets		**4,971**	4,251	**16,335**	16,470
Current liabilities					
Payables	20	**11**	-	**981**	890
Interest-bearing liabilities	21	**-**	-	**-**	136
Current tax liabilities	22	**143**	-	**222**	106
Provisions	23	**-**	-	**180**	174
Outstanding claims	24	**-**	-	**2,202**	2,153
Unearned premium		**-**	-	**3,386**	3,223
Total current liabilities		**154**	-	**6,971**	6,682
Non-current liabilities					
Loans from related bodies corporate		**456**	133	**-**	-
Interest-bearing liabilities	25	**-**	-	**793**	789
Deferred tax liabilities	26	**66**	-	**99**	66
Provisions	27	**-**	-	**37**	43
Gross life insurance policy liabilities		**-**	-	**-**	910
Outstanding claims	24	**-**	-	**4,125**	3,849
Unearned premium		**-**	-	**86**	78
Total non-current liabilities		**522**	133	**5,140**	5,735
Total liabilities		**676**	133	**12,111**	12,417
Net assets		**4,295**	4,118	**4,224**	4,053
Equity					
Contributed equity	28	**3,802**	3,973	**3,802**	3,973
Foreign currency translation reserve		**-**	-	**(5)**	(2)
Retained profits / (accumulated losses)	29	**493**	145	**(259)**	(396)
Equity attributable to shareholders of Insurance Australia Group Limited		**4,295**	4,118	**3,538**	3,575
Outside equity interests in controlled entities:					
- Contributed equity		**-**	-	**124**	180
- Retained profits		**-**	-	**39**	20
- Unitholders' funds		**-**	-	**523**	278
Total equity	30	**4,295**	4,118	**4,224**	4,053

The above statements of financial position are to be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2004

	Notes	PARENT 2004 $m	PARENT 2003 $m	CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Cash flows from operating activities					
Premium received		-	-	6,578	5,395
Reinsurance and other recoveries received		-	-	458	466
Claims costs paid		-	-	(4,168)	(3,891)
Outwards reinsurance premium paid		-	-	(474)	(348)
Dividends received		811	102	72	82
Interest and similar items received		-	-	454	385
Borrowing costs paid		-	-	(46)	(39)
Income taxes paid		(49)	-	(139)	(108)
Income tax refund		-	-	16	-
Other operating receipts		-	-	736	423
Other operating payments		-	-	(2,318)	(1,540)
Net cash provided by operating activities	32	762	102	1,169	825
Cash flows from investing activities					
Net cash flows on acquisition of controlled entities	34	(287)	-	-	(1,644)
Net cash flows on disposal of controlled entities	35	220	-	(45)	-
Proceeds from disposal of investments and plant and equipment		-	-	23,034	26,872
Return of capital by a controlled entity	34(a)	285	-	-	-
Dividend received from pre-acquisition profits of a controlled entity		-	33	-	-
Outlays for investments and plant and equipment acquired		(466)	(892)	(23,758)	(26,405)
Repayment of premium funding loans		-	-	285	126
Advances of premium funding loans		-	-	(300)	(116)
Net cash used in investing activities		(248)	(859)	(784)	(1,167)
Cash flows from financing activities					
Proceeds from issues of shares		-	1,080	-	1,080
Outlays for buy-back of shares inclusive of costs		(417)	-	(417)	-
Outlays for return of capital to outside equity interests		-	-	(56)	-
Proceeds from issues of trust units		-	-	948	578
Outlays for redemption of trust units		-	-	(567)	(673)
Proceeds from borrowings		184	-	671	1,509
Repayment of borrowings		-	(190)	(815)	(1,597)
Share issue costs paid		-	(34)	-	(34)
Dividends paid to IAG shareholders	7	(282)	(99)	(282)	(99)
Dividends paid to outside equity interests		-	-	(72)	(48)
Net cash (used in) / provided by financing activities		(515)	757	(590)	716
Net (decrease) / increase in cash held		(1)	-	(205)	374
Effects of exchange rate changes on balances of cash held in foreign currencies		-	-	3	(1)
Cash at the beginning of the financial year		2	2	626	253
Cash at the end of the financial year	33	1	2	424	626

The above statements of cash flows are to be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

Index

Note 1. Summary of significant accounting policies

(a) Basis of preparation of financial report

(i) This general purpose financial report has been prepared in accordance with applicable Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001, except as described in note 1(a)(ii).

The accounting policies adopted in the preparation of this financial report have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year unless otherwise mentioned. Except for certain assets, which, as noted in the financial statements, are at fair value, the financial statements have been prepared on the basis of historical cost.

(ii) Insurance Australia Group Limited obtained an order, dated 14 February 2000, from the Australian Securities & Investments Commission exempting the Company from compliance with certain sections of the Corporations Act 2001. These exemptions allowed the Company to acquire the shares in Insurance Australia Limited (formerly NRMA Insurance Limited) at an amount equal to the sum of the carrying amounts of the assets and liabilities as shown in the consolidated statement of financial position of Insurance Australia Limited immediately prior to the date of acquisition. This order also allows dividends paid by Insurance Australia Limited to the Company out of distributable reserves of Insurance Australia Limited at the time of acquisition of its shares by the Company to be treated as income by the Company. However, the order restricts the amount of such dividends that can be paid by Insurance Australia Limited to the Company to $575 million of which $575 million in total (2003 - $561 million) has been paid by Insurance Australia Limited from pre-demutualisation retained profits. During the year ended 30 June 2004, the Company received dividends of $14 million (2003 - $Nil) from Insurance Australia Limited from pre-demutualisation retained profits. This amount has been fully eliminated in the consolidated results.

(b) Principles of consolidation

The consolidated financial report incorporates the assets and liabilities of all entities controlled by Insurance Australia Group Limited as at 30 June 2004 and the results of all controlled entities for the period then ended.

The effects of all transactions between group entities are eliminated on consolidation.

Outside equity interests represent the equity interests held by external parties in controlled entities of the IAG Group and are shown as a separate item in the consolidated financial statements.

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Significant accounting policies applicable to general insurance activities only

(c) Premium revenue

Direct premium and inwards reinsurance premium comprise amounts charged to policyholders or other insurers and include fire service levies, but exclude stamp duties and taxes collected on behalf of third parties. The earned portion of premium received and receivable, including unclosed business, is recognised as revenue. Premium is recognised as earned based on time from the date of attachment of risk. Premium on unclosed business is brought to account based on previous years experience with due allowance for any changes in the pattern of new business and renewals.

Unearned premium is determined by apportioning the premiums written over the period from date of attachment of risk to the expiry of the policy term.

(d) Outwards reinsurance

Premium ceded to reinsurers is recognised as an expense in accordance with the pattern of reinsurance service received. An unearned portion of outwards reinsurance premium is treated at the balance date as a prepayment.

Note 1. Summary of significant accounting policies (continued)

(e) Claims

Provision is made for all outstanding claims based on the advice of the Group's Approved Actuary. Provision includes the estimated cost of all unsettled claims which includes claims incurred but not yet reported, the anticipated direct and indirect costs of settling these claims and an appropriate prudential margin. The provision is measured as the present value of the estimated ultimate cost of settling claims and takes into account the effect on the ultimate claim size of future inflation as well as increases in the real levels of compensation awarded by the courts. In setting the provision, allowance is also made for future investment earnings. The details of the inflation and discount rates used are included in note 24.

Claims expense represents claim payments adjusted for movement in the provision as described above.

(f) Reinsurance and other recoveries receivable

Reinsurance and other recoveries receivable on paid claims, reported claims not yet paid and incurred claims not yet reported are recognised as revenue. Recoveries receivable are measured as the present value of the expected future receipts, calculated on the same basis as the provision for outstanding claims. The details of discount and inflation rates applied are included in note 24.

(g) Insurance premium acquisition costs

Acquisition costs are incurred in obtaining and recording policies of insurance. They include commission or brokerage expenses, product advertising, risk assessment and other administrative costs.

A portion of acquisition costs relating to unearned premium is deferred in recognition that it represents a future benefit. Deferred acquisition costs are measured at the lower of cost and recoverable amount. These costs are amortised on the same basis as the earning pattern of the premium.

(h) Fire brigade and other charges

A liability for fire brigade and other charges is recognised on business written to the balance date. Levies and charges payable are expensed on the same basis as the recognition of premium revenue, with the portion relating to unearned premium being recorded as a prepayment.

Significant accounting policies applicable to all companies in the group

(i) Investment income

Investment revenue is brought to account on an accruals basis. Income on investment units and shares is deemed to accrue on the date the dividends/distributions are declared, which for quoted shares is deemed to be the ex-dividend date.

(j) Leased assets

Payments relating to leased assets classified as operating leases are charged as an expense in the period in which they are incurred.

(k) Depreciation

Plant and equipment is depreciated using the straight line method at rates based on the expected useful lives of the assets to the entity.

The depreciation rates used for each class of asset are as follows:

Motor vehicles	12.5% - 20%
Office and other plant and equipment	6.67% - 40%

(l) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences net of hedged amounts on borrowings.

Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

Where interest rates are hedged or swapped, the borrowing costs are recognised net of any effect of the hedge or the swap.

Note 1. Summary of significant accounting policies (continued)

(m) Taxation

(i) Income tax
The IAG Group adopts the income statement liability method of tax effect accounting. Income tax is calculated on the operating result adjusted for permanent differences between taxable and accounting income. Any future income tax benefit relating to tax losses or other timing differences is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation. Income tax on net cumulative timing differences is set aside to the deferred income tax and future income tax benefit accounts at the tax rates which are expected to apply when those timing differences reverse.

(ii) Tax consolidation
IAG and its Australian resident wholly-owned entities have adopted tax consolidation legislation as of 1 July 2002.

As a consequence, IAG, as the head entity, recognises all current and deferred tax amounts relating to transactions, events and balances of the Australian resident wholly-owned entities in its tax consolidated group financial statements as if those transactions, events and balances were its own, in addition to the current and deferred tax balances arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax sharing agreement are recognised separately by IAG as tax-related amounts receivable or payable. Expenses and revenues arising under the tax sharing agreement are recognised as a component of income tax expense or revenue. The tax sharing agreement does not have a material ongoing impact on the income tax expense and the results of IAG and on the consolidated entity's assets and liabilities and results. The impact of these expenses and revenues is disclosed in note 6.

The deferred tax balances recognised by IAG in relation to tax consolidated group subsidiaries joining the tax consolidated group are measured based on their carrying amounts at the level of the tax consolidated group before the implementation of the tax consolidation legislation, with one exception. The deferred tax balances relating to assets that had their tax values reset on joining the tax consolidated group, have been remeasured based on the carrying amount of those assets at the tax consolidated group level and their reset tax values. The remeasurement adjustments to these deferred tax balances are also recognised in the consolidated financial statements as income tax expense or revenue. The impact of the resetting on the income tax expense for the year is disclosed in note 6.

(iii) Goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Taxation Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense.

Receivables and payables are stated inclusive of GST. The net amount of GST recoverable from, or payable to, the ATO is included as part of current receivables and payables in the statement of financial position. Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities, which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(n) Recoverable amount of non-current assets

Non-current assets, other than investments (refer to note 1(p)), are recorded at cost. The carrying amounts of all non-current assets are reviewed to ensure that they are not in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower value.

The expected net cash flows used in determining the recoverable amounts of assets are discounted to their present value for claims recoveries and goodwill. For all other non-current assets, the relevant cash flows have not been discounted to their present value in assessing their recoverable amount.

(o) Acquisition of assets

All assets acquired, including property, plant and equipment and intangibles other than goodwill, are initially recorded at their cost at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

(p) Investments

Investments, integral to insurance business, are stated at fair value at each balance date. Fair value is derived after deduction of the estimated costs of realisation and equates to net market value.

Note 1. Summary of significant accounting policies (continued)

(p) Investments (continued)

Fair values are determined as follows:

Listed, government and semi-government securities	- by reference to market quotations;
Unlisted securities	- at valuation based on current economic conditions and the latest available information on the investments; and
Land and buildings	- at valuation, based on existing use, vacant possession (except for existing external tenancies), a willing buyer and willing seller and a review by an independent valuer.

Where AASB 1023: Financial Reporting of General Insurance Activities and AASB 1038: Life Insurance Business apply, changes in fair values of these investments at the balance date, from their fair value at the previous balance date (or cost of acquisition, if acquired during the financial year) are recognised as revenue or expense in the statement of financial performance.

Investments in controlled entities, which are non-integral to insurance business, are stated at lower of cost or recoverable amount.

(q) Derivative financial instruments

Some entities in the IAG Group utilise derivative financial instruments (interest rate, currency and equity swap agreements, Share Price Index futures, equity options, bank bill and bond futures and forward foreign exchange contracts) to enhance portfolio returns and hedge against foreign currency exchange rates, interest rate and equity market exposures. Derivative financial instruments are not held for speculative purposes.

The accounting for foreign exchange contracts is in accordance with note 1(x).

The net amounts receivable or payable under interest rate swap agreements are recognised in the statement of financial position on a daily basis over the term for which the swap arrangement is effective as a hedge of the underlying borrowings.

Gains and losses on all other derivatives transactions are brought to account as they arise and are marked to market at balance date by reference to movement in the relevant underlying securities, indices and rates.

(r) Goodwill

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired, of a controlled entity or business, including any liability for restructuring costs, is amortised on a straight line basis over the period of time during which benefits are expected to arise subject to a maximum of 20 years.

(s) Other intangibles

Intangibles other than goodwill, representing mainly contractual rights, are amortised on a straight line basis over the period in which the related benefits are expected to be realised, being 3 to 6 years. The amortisation periods are subject to review annually.

(t) Employee entitlements

(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, annual leave and sick leave are recognised at the nominal amounts unpaid at the balance date using remuneration rates that are expected to be paid when these liabilities are settled, including on-costs. A liability for sick leave is considered to exist only when it is probable that sick leave taken in the future will be greater than entitlements that will accrue in the future.

(ii) Long service leave
A liability for long service leave is recognised as the present value of estimated future cash outflows to be made for services provided by employees up to the balance date. The estimated future cash outflows are discounted using interest rates on national government guaranteed securities which have terms to maturity that match, as closely as possible, the estimated future cash outflows. Factors which affect the estimated future cash outflows such as the expected future increases in remuneration rates, experience of employee departures and period of service, are incorporated in the measurement.

(iii) Superannuation
The IAG Group contributes to various superannuation plans in accordance with their rules and recommendations from their respective actuaries, which are designed to ensure that each plan's funding provides sufficient assets to meet its liabilities. Contributions are expensed as incurred.

Note 1. Summary of significant accounting policies (continued)

(t) Employee entitlements (continued)

(iv) Share-based remuneration plans

Non-executive directors' share plan
Under the Non-executive Directors' Share Plan, non-executive Directors are required to receive at least 20%, and are allowed to receive up to 90%, of their base fee in the form of ordinary shares of IAG. Shares are bought on-market annually and held in trust for future allocation to the Directors. The cost of shares acquired by the relevant companies is carried as a prepayment in the statement of financial position. This prepayment is expensed in the statement of financial performance over a twelve month period.

Performance award rights plan
Under the Performance Award Rights Plan, nominated executives and managers are offered a right to acquire ordinary shares of IAG subject to specific performance and employment conditions being met. Shares are bought on-market and held in trust for future exercise. The cost of shares acquired by the relevant companies is carried as a prepayment in the statement of financial position. This prepayment is expensed in the statement of financial performance over a 3 year period, being the minimum term before which rights can be exercised during continued employment.

(u) Provision for dividends

Provisions for dividends are made in respect of all types of contributed equities for amounts declared at or before the end of the financial year but not distributed at balance date.

(v) Provision for restructure costs

A provision for restructure costs, including employee termination benefits, related to an acquired entity or operation is recognised at the date of acquisition where:

- the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered by the date of acquisition; and
- a detailed formal plan is developed by the earlier of three months after the date of the acquisition and the completion of the first financial report post the acquisition.

The provision relating to costs associated with the acquired entity is included in the determination of the fair value of the net assets acquired. In the event of a reversal of part or all of a provision for restructure costs relating to an acquisition because the costs are no longer expected to be incurred as planned, an adjustment will be made against the goodwill on acquisition. The adjusted carrying amounts of goodwill or non-monetary assets are then amortised or depreciated from the date of reversal.

The provision includes liabilities for termination benefits that will be paid to employees of the acquired entity or operation as a result of the restructuring. No provisions are made for costs related to ongoing activities. The liabilities for termination benefits that will be paid as a result of the restructuring has been included in the provision for employee benefits.

(w) Reset preference shares

The reset preference shares have no fixed maturity, are redeemable and convertible only at the option of IAG, dividends are at the Directors' discretion and have no cumulative dividend obligations. Accordingly, they are classified as equity with related distributions classified as dividends.

(x) Foreign currency translation

(i) Transactions
Foreign currency transactions are initially translated into Australian currency at the rates of exchange at the dates of the transactions. At balance date, amounts payable to and by the IAG Group in foreign currencies are translated to Australian currency at rates of exchange current at balance date. Resulting exchange differences are brought to account in the statement of financial performance except for those relating to hedging transactions and controlled foreign entities as per (ii) and (iii) below.

Note 1. Summary of significant accounting policies (continued)

(x) Foreign currency translation (continued)

(ii) Hedge transactions
Anticipated transactions
Transactions are designated as a hedge of an anticipated specific acquisition of controlled foreign entities, or an anticipated interest transaction, only when they are expected to reduce exposure to the risks being hedged, are designated prospectively so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur. Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs arising at the time of entering into the hedge, are deferred and included in the measurement of the transaction. Any gains or losses on the hedge transaction after the transaction date are included in the statement of financial performance. If the transaction does not occur as anticipated, the costs are immediately expensed.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the date of inception of the hedge transaction. When recognised, the net receivables or payables are revalued using the foreign currency exchange rate current at balance date.

Cross currency swaps
The IAG Group has entered into cross currency swaps to hedge foreign currency borrowings. Interest receipts and payments are charged to the statement of financial performance on a daily basis over the term for which the swap is effective and are included within the interest expense on borrowings. Revaluation gains and losses are recognised in the statement of financial position as other assets or liabilities.

(iii) Translation of controlled foreign entities
The assets and liabilities of controlled foreign entities that are self-sustaining foreign operations are translated at the rates of exchange ruling at balance date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the financial period. Exchange differences arising on translation are taken directly to the foreign currency translation reserve until the disposal or partial disposal of the operations.

The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is transferred to retained profits in the year of disposal.

(y) Financial instruments included in assets and liabilities

(i) Trade and other debtors
Trade and other debtors are stated at the amounts due and are normally settled between 30 days and 12 months. The collectibility of debts is assessed and specific provision is made for any doubtful debts.

(ii) Payables
Payables are stated at the amounts to be paid in the future for goods or services received and are normally settled within 30 days.

(iii) Commercial paper
Commercial paper issues are stated at cost and have maturities of 30 to 90 days. Interest expense is brought to account on an accruals basis.

(iv) Senior term notes / subordinated term notes
Senior term notes / subordinated term notes are stated at cost and have a residual contractual maturity of between 2 to 11 years. Interest expense is brought to account on an accruals basis.

(z) Earnings per share

(i) Basic earnings per share
Basic earnings per share is determined by dividing the net result attributable to shareholders of the Company, excluding any costs of servicing equity (other than ordinary shares and reset preference shares classified as ordinary shares for basic earnings per share calculation purposes), by the weighted average number of shares of the Company outstanding during the financial year.

(ii) Diluted earnings per share
Diluted earnings per share is determined by dividing the amount used in calculation of basic earnings per share, adjusted by the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Note	PARENT 2004 $m	PARENT 2003 $m	CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Note 2. Revenue					
(a) Revenue from ordinary activities					
(i) General insurance revenue					
Gross written premium		-	-	6,427	5,150
Movement in unearned premium reserve		-	-	(162)	(265)
Premium revenue		-	-	6,265	4,885
Direct premium		-	-	6,259	4,860
Inwards reinsurance premium		-	-	6	25
Premium revenue		-	-	6,265	4,885
Reinsurance and other recoveries		-	-	550	380
Total general insurance revenue		-	-	6,815	5,265
(ii) Investment revenue					
Dividend income					
- related bodies corporate		812	102	-	-
- other corporations		-	-	52	38
Interest income					
- other parties		-	-	420	282
Trust income					
- other parties		-	-	13	12
Total investment income		812	102	485	332
Changes in net market values of investments					
- realised gains		64	-	116	1
- unrealised gains / (losses)	1(p)	-	-	212	(37)
Total investment revenue		876	102	813	296
(iii) Retirement services revenue					
Life insurance business revenue		-	-	70	30
Total retirement services revenue		-	-	70	30
(iv) Other operating revenue					
- other parties		-	-	216	177
Total other operating revenue		-	-	216	177
Total revenue from ordinary activities		876	102	7,914	5,768
(b) Revenue from outside ordinary activities					
Proceeds from disposal of plant and equipment		-	-	9	12
Total revenue from outside ordinary activities		-	-	9	12
Total revenue		876	102	7,923	5,780

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Notes	PARENT 2004 $m	PARENT 2003 $m	CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Note 3. Profit from ordinary activities before income tax					
(a) Individually significant (income)/expenses included in profit from ordinary activities before income tax expense:					
Profit on sale of ClearView retirement services businesses and NRMA Health Pty Limited	35	**(64)**	-	**(59)**	-
Restructuring / integration costs	23	**-**	-	**52**	45
Insurance protection tax levied by the NSW State Government		**-**	-	**20**	20
(b) Profit from ordinary activities before income tax includes the following specific net (gains) and expenses:					
Depreciation of motor vehicles		**-**	-	**9**	7
Depreciation of office and other plant and equipment		**-**	-	**29**	28
Amortisation of goodwill		**-**	-	**91**	64
Amortisation of intangibles		**-**	-	**27**	17
Net loss on disposal of plant and equipment		**-**	-	**4**	3
Operating lease rentals		**-**	-	**130**	114
Transfer to provision - employee entitlements		**-**	-	**59**	41
Foreign exchange (gains) / losses		**-**	-	**(4)**	13
Bad and doubtful debts		**-**	-	**6**	5

Note 4. Analysis of total expenses

Expenses (excluding borrowing costs expense) disclosed on the face of the statements of financial performance:

	PARENT 2004 $m	PARENT 2003 $m	CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Reinsurance expense	**-**	-	**402**	249
Claims expense	**-**	-	**4,365**	3,743
Acquisition costs	**-**	-	**963**	700
Other underwriting expenses	**-**	-	**384**	241
Fire brigade charges	**-**	-	**153**	133
Life insurance business expenses	**-**	-	**52**	11
Corporate and administration expenses	**-**	-	**386**	348
Total expenses	**-**	-	**6,705**	5,425

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	PARENT		CONSOLIDATED	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Note 4. Analysis of total expenses (continued)				
Analysis of expenses by function:				
General insurance business expenses				
- Reinsurance expense	-	-	**402**	249
- Claims expense	-	-	**4,365**	3,743
- Underwriting expenses	-	-	**1,500**	1,074
Life insurance business expenses	-	-	**52**	11
Corporate and administration expenses	-	-	**386**	348
Total expenses	-	-	**6,705**	5,425

	CONSOLIDATED					
		2004			2003	
	Current year	**Prior years**	**Total**	Current year	Prior years	Total
	$m	**$m**	**$m**	$m	$m	$m
Note 5. Claims expense						
(a) Direct business						
Gross claims and related expenses - undiscounted	**4,923**	**(292)**	**4,631**	4,105	(466)	3,639
Discount	**(249)**	**(44)**	**(293)**	(200)	262	62
Gross claims and related expenses - discounted	**4,674**	**(336)**	**4,338**	3,905	(204)	3,701
Reinsurance and other recoveries - undiscounted	**(537)**	**(58)**	**(595)**	(449)	99	(350)
Discount	**24**	**30**	**54**	37	(33)	4
Reinsurance and other recoveries - discounted	**(513)**	**(28)**	**(541)**	(412)	66	(346)
Net claims expense incurred	**4,161**	**(364)**	**3,797**	3,493	(138)	3,355

Current year claims relate to risks borne in the current financial year. Prior year claims relate to a reassessment of the risks borne in all previous financial periods.

A major component of the prior year movement is the release of prudential margins in respect of claims payments during the year (largely offset by inclusion of prudential margins in respect of current year claims).

	CONSOLIDATED	
	2004	2003
	$m	$m
(b) Inwards reinsurance business		
Gross claims and related expenses - undiscounted	**29**	40
Discount	**(2)**	2
Gross claims and related expenses - discounted	**27**	42
Reinsurance and other recoveries - undiscounted	**(9)**	(33)
Discount	**-**	(1)
Reinsurance and other recoveries - discounted	**(9)**	(34)
Net claims expense incurred	**18**	8
(c) Total		
Direct business	**3,797**	3,355
Inwards reinsurance business	**18**	8
Net claims expense incurred	**3,815**	3,363

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Note	PARENT 2004 $m	PARENT 2003 $m	CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Note 6. Income tax					
The income tax for the financial year differs from the amount calculated on the profit from ordinary activities. The differences are reconciled as follows:					
Profit from ordinary activities before income tax		**876**	102	**1,152**	297
Income tax calculated at 30% (2003 - 30%)		**263**	31	**346**	89
Tax effect of permanent differences:					
Rebateable dividends		**(246)**	(28)	**(14)**	(12)
Capital profits not subject to income tax		**(15)**	-	**(18)**	(1)
Other non-deductible items		**-**	-	**39**	22
Other		**-**	(3)	**3**	(9)
Income tax expense applicable to current year		**2**	-	**356**	89
Adjustment to prior year		**(2)**	(4)	**3**	(9)
Income tax (credit) / expense attributable to profit from ordinary activities before impact of tax consolidation		**-**	(4)	**359**	80
Effect of resetting tax values on entering tax consolidation	(i)	**-**	-	**(13)**	-
Income tax expense related to current and deferred tax transactions of the tax consolidated group subsidiaries		**196**	-	**-**	-
Recovery of income tax expense from tax consolidated group subsidiaries		**(196)**	-	**-**	-
Income tax (credit) / expense attributable to profit from ordinary activities after impact of tax consolidation		**-**	(4)	**346**	80

IAG and its Australian resident wholly-owned entities have decided to adopt tax consolidation legislation as of 1 July 2002 and the Australian Taxation Office has been informed of this decision. The accounting policy on implementation of the legislation is set out in note 1(m)(ii). The tax consolidated group subsidiaries have entered into a tax sharing agreement whereby IAG has been fully compensated for the deferred tax liabilities assumed from these subsidiaries on the date of implementation of the legislation and these subsidiaries have been fully compensated for any deferred tax assets transferred to IAG on implementation. Under the terms of the tax sharing agreements, the tax consolidated group subsidiaries reimburse IAG for any current income tax payable by IAG. The reimbursements are payable at the same time as the associated income tax liability falls due and have therefore been recognised as a current tax-related receivable by IAG.

Note:
(i) The head entity was required to establish the tax cost of the assets of certain subsidiaries it acquired after the formation of the tax consolidated group by using the Allocable Cost Amount method. As a result, an income tax credit of $13 million was recognised by these subsidiaries in the current year.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	PARENT		CONSOLIDATED	
	2004	2003	**2004**	2003
Note 7. Dividends and dividend franking account	**$m**	$m	**$m**	$m
(a) Ordinary shares				
Final dividend for year ended 30 June 2003 of 7 cents (year ended 30 June 2002 – 6 cents) per fully paid ordinary share, paid on 13 October 2003 Fully franked at 30% (year ended 30 June 2002 – 30%)	**118**	78	**118**	78
Interim dividend of 8 cents (2003 – 4.5 cents) per fully paid ordinary share, paid on 19 April 2004 Fully franked at 30% (2003 - 30%)	**135**	75	**135**	75
(b) Reset preference shares				
Dividend paid at 5.8% and 4.51% on IAGPA and IAGPB (2003 – 5.8% on IAGPA) per annum, fully franked at 30% (2003 – 30%)	**29**	21	**29**	21
Total dividends declared	**282**	174	**282**	174
Less: Dividends reinvested under the Dividend Reinvestment Plan	**-**	(75)	**-**	(75)
Total dividends paid by cash	**282**	99	**282**	99

Event subsequent to reporting date:
On 19 August 2004, a final dividend of 14 cents per share, 100% franked, was declared by the Company. The dividend will be paid on 18 October 2004. The last date for the receipt of an election notice for participation in any dividend reinvestment plan is 15 September 2004.

	PARENT		CONSOLIDATED	
	2004	2003	**2004**	2003
Note 7. Dividends and dividend franking account (continued)	**$m**	$m	**$m**	$m
Franking credits available for subsequent financial years	**407**	402	**465**	443

The balance of the franking account arises from:
(i) franked income received or recognised as a receivable at the balance date;
(ii) income tax paid, after adjusting for any franking credits which will arise from the payment of income tax provided for in the financial statements; and
(iii) franking debits from the payment of dividends recognised as a liability at the balance date.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

Impact of Tax Consolidation legislation:
IAG and its Australian resident wholly-owned entities entered a tax consolidated group effective 1 July 2002. The Tax Consolidation legislation required the tax consolidated group to keep a single franking account. Franking credits of $334 million were transferred to the parent entity from its Australian resident wholly-owned entities at the time these entities entered the tax consolidated group.

	PARENT		CONSOLIDATED	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
Note 8. Auditors' remuneration				
Auditing the financial statements and consolidated financial statements				
- current year	-	-	**3,224**	2,820
Assurance services in accordance with regulatory requirements	-	-	**1,030**	628
Other assurance services	-	-	**2,272**	1,475
	-	-	**6,526**	4,923
Other services				
- taxation services	-	-	**595**	318
- due diligence and other services on acquisitions, divestment and capital transactions	-	-	**883**	1,288
- legislative and regulatory changes	-	-	**52**	219
- other	-	-	**64**	264
	-	-	**1,594**	2,089

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

Note 9. Directors and executives disclosures

(a) Details of specified directors and specified executives

(i) During the financial year, the specified directors, all being Directors of the IAG were:

Chairman and non-executive director:
Mr JA Strong

Non-executive directors:
Mr JF Astbury
Mrs MC Callaghan (retired 1 September 2003)
Mr GA Cousins
Mrs M Easson (retired 1 September 2003)
Ms DG Fisher
Mr ND Hamilton
Ms AJ Keating
Mr RA Ross

Executive director:
Mr MJ Hawker – Chief executive officer (employed by Insurance Australia Group Services Pty Limited, a wholly-owned controlled entity of IAG).

(ii) During the financial year the following persons were the executives with the greatest authority for the strategic direction and management of the consolidated entity ("specified executives"):

Name	Current title	Employer (wholly-owned controlled subsidiary of IAG)
Ms KL Baylis	Group Executive – Sales & Marketing	Insurance Australia Group Services Pty Limited
Mr IF Brown	Deputy Chief Executive Officer	Insurance Australia Group Services Pty Limited
Mr AM Coleman	Chief Risk Officer	Insurance Australia Group Services Pty Limited
Mr DA Issa	Chief Information Officer	Insurance Australia Group Services Pty Limited
Mr RJ Jackson	Chief Executive Officer – Personal Insurance	Insurance Australia Group Services Pty Limited
Ms SJ Mostyn	Group Executive – Culture & Reputation	Insurance Australia Group Services Pty Limited
Mr DRA Pearce	Group Executive – Insurance Strategy	Insurance Australia Group Services Pty Limited
Mr MJ Pirone	Chief Executive Officer – CGU Insurance	Insurance Australia Group Services Pty Limited
Mr LF Power	Group Executive – Business Partners	Insurance Australia Group Services Pty Limited
Mr DJP Smith	Chief Executive Officer – IAG New Zealand	IAG New Zealand Limited
Mr G Venardos	Chief Financial Officer	Insurance Australia Group Services Pty Limited
Mr RJ Wagstaffe	Group Executive – Intermediary Business	Insurance Australia Group Services Pty Limited

All specified executives held the positions above for the full financial year.

Note 9. Directors and executives disclosures (continued)

(b) Principles used to determine the nature and amount of remuneration

(i) Non-executive directors
Base fees for non-executive Directors are set according to external advice. The payment of Directors' fees also seeks to align the interests of Directors with those of shareholders by requiring them to receive at least 20%, and up to 90%, of their annual base fee under the Non-executive Directors' Share Plan in IAG shares, rather than cash. Shareholders approved this arrangement in the 2002 Annual General Meeting for each fee period from December 2002 to November 2005 in respect of the current Directors. No other equity-based remuneration is available to non-executive Directors.

Following consideration of changing views on non-executive Directors retirement benefit arrangements, the Board decided to freeze the operation of the non-executive Directors retirement benefits scheme with effect from 1 September 2003. This means IAG no longer permits further accruals to existing benefits and new Directors will not be admitted to the scheme.

In consideration of the cessation of retirement benefits and the increased size and complexity of the IAG Group, including additional duties on subsidiary boards, remuneration for non-executive Directors was increased with effect from 1 September 2003. The base fee increased from $70,000 to $100,000 per annum, with the Chairman's fee of $300,000 maintained at three times the base fee per annum. Under the new fee arrangement, the Chairman does not receive additional fees for serving on the Nomination, Remuneration & Corporate Governance Committee ("NRCGC") or for serving as a director of IAG Re Limited.

(ii) Executive director and executives

Executive Reward Framework
The Executive director and executive reward framework has four components:

- Salary and benefits, including the provision of cars and parking on a salary sacrifice basis;
- Short term incentive bonus paid in cash or in IAG ordinary shares acquired on-market;
- Equity compensation, in the form of Performance Award Rights; and
- Superannuation contributions.

A long term incentive bonus scheme was wound up during the financial year ended 30 June 2004. Units under this scheme were last issued in October 1999 and July 2002 for IAG executives and IMA executives, respectively.

Some executives also exercised their rights under the Performance Share Rights Plan which was in operation from December 2000 and closed for further new rights issues during the year ended 30 June 2003 (see note 42(h) for further details on these rights).

The NRCGC is a committee of the Board and provides assurance to it relating to the effectiveness, integrity and compliance of the Company's remuneration policies and practices. The NRCGC makes recommendations to the Board on the remuneration to be paid to the Executive Director who holds the office of Chief Executive Officer ("CEO") and approves the remuneration to be paid to executives who report to the CEO.

The CEO of IAG does not receive fees for his service on the IAG Board. The responsibilities of Board membership are considered in determining remuneration provided as part of his normal employment. The broad remuneration policy is to ensure the remuneration package reflects the duties and responsibilities of the CEO, is market competitive and aligns reward with the achievement of the Company's strategic objectives and the creation of value for shareholders.

The base salary of the CEO and executives is reviewed annually with the assistance of external remuneration consultants. Base salary is targeted around the market median when compared with other similar sized Australian companies.

Short term incentives are set for each financial year. A balanced scorecard approach is used that measures performance in relation to financial, customer, people management and community engagement goals. The goals are a mix of company, business unit and individual goals. For example, the corporate goals for the last financial year were set targets around insurance margin, operation risks, customer satisfaction, employee engagement and safety. Short term incentives are assessed and paid in or around September each year based on the achievement of the goals.

As a long term incentive, the CEO and executives were issued Performance Award Rights during the year ended 30 June 2004. Shareholder approval was given for the issue of Performance Award Rights to the CEO. The Performance Award Rights Plan links executive reward to the Company's goal of delivering top quartile shareholder return (see note 42(g) for further details on these rights.).

Note 9. Directors and executives disclosures (continued)

(c) Service agreements

The remuneration and other terms of employment for the CEO and the executives are formalised in service agreements. These agreements provide for an annual review of base salary, participation in short and long term incentive plans and the provision of other benefits (such as cars and parking) on a salary sacrifice basis.

The service agreements also specify the benefits due to the CEO and executives on termination of employment. In each case, on termination of employment for any reason, an amount will be payable calculated up to the effective date of termination representing salary, accrued annual and long service leave, superannuation benefits and any short term incentives which had been determined but not yet paid as at the time of termination. If the short term incentive assessment had not been determined before termination, a pro rata or average amount may be paid. Where employment has been terminated by the employee, a short term incentive payment may be made, at the discretion of the Company.

Each of the executives listed below, with the exception of Mr MJ Hawker, may at any time give 3 months written notice of termination of their employment. Mr Hawker may terminate his employment on giving 6 months written notice.

Retrenchment
In the event of retrenchment, the executives listed below (except for Mr MJ Hawker and Mr DJP Smith) are entitled to the greater of:
(a) the written notice or payment in lieu of notice as provided in their employment agreement; or
(b) the retrenchment benefits due under the relevant company retrenchment policy.

For Mr MJ Hawker and Mr DJP Smith, the retrenchment payment is up to a maximum of 12 months base salary.

Company Retrenchment Policy
On retrenchment, employees with less than 25 years service will receive:
(a) at least eight weeks notice or payment in lieu of notice (calculated on the employee's base salary); plus
(b) three weeks base salary for each year of continuous service to a maximum of 75 weeks base salary.

The minimum benefit that can be received is 11 weeks base salary and the maximum benefit that can be received is 83 weeks base salary.

On retrenchment, employees with 25 or more years of service or who are over 45 years of age will receive:
(a) at least twelve weeks notice or payment in lieu of notice (calculated on the employee's base salary); plus
(b) three weeks base salary for each year of continuous service to a maximum of 75 weeks base salary.

The minimum benefit that can be received is 15 weeks base salary and the maximum benefit that can be received is 87 weeks base salary.

Termination of Employment Without Notice and Without Payment in Lieu of Notice
The employment of the executives listed below may be terminated without notice or payment in lieu of notice in some circumstances. Generally, this could occur where the executive is: charged with a criminal offence that is capable of bringing the organisation into disrepute; declared bankrupt; breaches a provision of their employment agreement; is guilty of serious and wilful misconduct; or unreasonably fails to comply with any material and lawful direction given by the Company.

Termination of Employment with Notice or Payment in Lieu of Notice
The employment of the executives listed below may be terminated at any time by the Company with notice or payment in lieu of notice (which also include a pro rata short-term incentive bonus earned but not paid). The amount of notice the Company must provide or the payment in lieu of notice is specified below.

Note 9. Directors and executives disclosures (continued)

(c) Service agreements (continued)

Mr MJ Hawker, Chief Executive Officer ("CEO")

Term of Agreement – No set term of service, agreement effective 3 December 2001.

Remuneration – Base salary for the year ending 30 June 2004 was $1,150,000 (at 30 June 2003 base salary - $1,000,000). Base salary is reviewed annually by the NRCGC. Company contributions to superannuation are 13% of base salary.

Payment of termination benefit – The Board may at any time give 12 months written notice terminating the engagement (including on the basis of redundancy) or a payment in lieu of notice. The termination amount will include an entitlement to annual leave, long service leave and short-term bonus that would have accrued for 12 months service if termination had not occurred. If the Board determines that it is necessary to enforce a restraint clause in the service agreement then an additional 6 months of base salary is payable.

Ms KL Baylis, Group Executive – Sales & Marketing

Term of Agreement – No set term of service, agreement effective 11 February 2002.

Remuneration – Base salary for the year ending 30 June 2004 was $462,463 (at 30 June 2003 base salary - $440,000). Base salary is reviewed annually by the CEO and approved by the NRCGC. Company contributions to superannuation are 13% of base salary.

Payment of termination benefit – Employment may be terminated at any time by the organisation on not less than 12 months written notice or payment of 12 months salary in lieu of notice.

Mr IF Brown, Deputy Chief Executive Officer

Term of Agreement – No set term of service, agreement effective 16 February 1999.

Remuneration – Base salary for the year ending 30 June 2004 was $712,463 (at 30 June 2003 base salary - $700,000). Base salary is reviewed annually by the CEO and approved by the NRCGC. Company contributions to superannuation are 13% of base salary.

Payment of termination benefit – Employment may be terminated at any time by the organisation on not less than 12 months written notice or payment of 12 months salary in lieu of notice. If the CEO determines that it is necessary to enforce a restraint clause in the service agreement then an additional 6 months of base salary is payable.

Mr AM Coleman, Chief Risk Officer

Term of Agreement – No set term of service, agreement effective 1 November 2000.

Remuneration – Base salary for the year ending 30 June 2004 was $542,463 (at 30 June 2003 base salary - $500,000). Base salary is reviewed annually by the CEO and approved by the NRCGC. Company contributions to superannuation are 13% of base salary.

Payment of termination benefit – Employment may be terminated at any time by the organisation on giving not less than 12 months written notice or payment of 12 months salary in lieu of notice. If the CEO determines that it is necessary to enforce a restraint clause in the service agreement then an additional 6 months of base salary is payable.

Mr DA Issa, Chief Information Officer

Term of Agreement – No set term of service, agreement effective 21 October 2002.

Remuneration – Base salary for the year ending 30 June 2004 was $462,463 (at 30 June 2003 base salary - $440,000). Base salary is reviewed annually by the CEO and approved by the NRCGC. Company contributions to superannuation are 13% of base salary.

Payment of termination benefit – Employment may be terminated at any time by the organisation on not less than 6 months written notice (including on the basis of redundancy) or payment of up to 6 months salary in lieu of notice.

Note 9. Directors and executives disclosures (continued)

(c) Service agreements (continued)

Mr RJ Jackson, Chief Executive Officer – Personal Insurance

Term of Agreement – No set term of service, agreement effective 2 July 1999.

Remuneration – Base salary for the year ending 30 June 2004 was $537,463 (at 30 June 2003 base salary - $500,000). Base salary is reviewed annually by the CEO and approved by the NRCGC. Company contributions to superannuation are 13% of base salary.

Payment of termination benefit – Employment may be terminated at any time by the organisation on not less than 12 months written notice or payment of 12 months salary in lieu of notice.

Ms SJ Mostyn, Group Executive – Culture & Reputation

Term of Agreement – No set term of service, agreement effective 5 February 2002.

Remuneration – Base salary for the year ending 30 June 2004 of $462,463 (at 30 June 2003 base salary - $420,000), to be reviewed annually by the CEO and approved by the NRCGC. Company contributions to superannuation are 13% of base salary.

Payment of termination benefit – Employment may be terminated at any time by the organisation on not less than 12 months written notice or payment of 12 months salary in lieu of notice.

Mr DRA Pearce, Group Executive – Insurance Strategy

Term of Agreement – No set term of service, agreement effective 30 June 1997.

Remuneration – Base salary for the year ending 30 June 2004 was $470,000 (at 30 June 2003 base salary - $452,500). Base salary is reviewed annually by the CEO and approved by the NRCGC. Company contributions to superannuation are 13% of base salary.

Payment of termination benefit – Employment may be terminated at any time by the organisation on not less than 6 months written notice or payment of 6 months salary in lieu of notice. A payment of three weeks salary for each completed year of service is also due provided that the total payment does not exceed 75 weeks of salary. If the CEO determines that it is necessary to enforce a restraint clause in the service agreement then an additional 6 months of base salary is payable.

Mr MJ Pirone, Chief Executive Officer – CGU Insurance

Term of Agreement – No set term of service, agreement effective 20 May 2002.

Remuneration – Base salary for the year ending 30 June 2004 was $502,463 (at 30 June 2003 base salary - $440,000). Base salary is reviewed annually by the CEO and approved by the NRCGC. Company contributions to superannuation are 13% of base salary. Mr Pirone's base salary was increased on 1 March 2004 as a result of his appointment to the position of Group Executive, Intermediary Business & Asset Management before his latest change in July to Chief Executive Officer – CGU Insurance.

Payment of termination benefit – Employment may be terminated at any time by the organisation on not less than 12 months written notice (including on the basis of redundancy) or payment of up to 12 months salary in lieu of notice. If the CEO determines that it is necessary to enforce a restraint clause in the service agreement then an additional 6 months of base salary is payable.

Mr LF Power, Group Executive – Business Partners

Term of Agreement – No set term of service, agreement effective 1 January 2003.

Remuneration – Base salary for the year ending 30 June 2004 of $440,000 (at 30 June 2003 base salary - $367,000), to be reviewed annually by the CEO and approved by the NRCGC. Mr Power is a member of a defined benefit superannuation fund. Company contributions are 12% of base salary.

Payment of termination benefit – Employment may be terminated at any time by the organisation on not less than 6 months written notice or payment of 6 months salary in lieu of notice.

Note 9. Directors and executives disclosures (continued)

(c) Service agreements (continued)

Mr DJP Smith – Chief Executive Officer – IAG New Zealand

Term of Agreement – No set term of service, agreement effective 15 February 2001.

Remuneration – Base salary for the year ending 30 June 2004 was $528,630 (NZ$601,126) (at 30 June 2003 base salary - $491,274 (NZ$551,250)). Base salary is reviewed annually by the CEO and approved by the NRCGC. Company contributions to superannuation are 13.3% of base salary.

Payment of termination benefit – Employment may be terminated at any time by the organisation on not less than 12 months written notice (including on the basis of redundancy) or payment of up to 12 months salary in lieu of notice. If the Board of IAG New Zealand determines that it is necessary to enforce a restraint clause in the service agreement then an additional 6 months of base salary is payable.

Mr G Venardos, Chief Financial Officer

Term of Agreement – No set term of service, agreement effective 27 July 1998.

Remuneration – Base salary for the year ending 30 June 2004 was $602,463 (at 30 June 2003 base salary - $560,000). Base salary is reviewed annually by the CEO and approved by the NRCGC. Company contributions to superannuation are 13% of base salary.

Payment of termination benefit – Employment may be terminated at any time by the organisation on not less than 12 months written notice or payment of 12 months salary in lieu of notice. If the CEO determines that it is necessary to enforce a restraint clause in the service agreement then an additional 6 months of base salary is payable.

Mr RJ Wagstaffe, Group Executive – Intermediary Business

Term of Agreement – No set term of service, agreement effective 1 January 2003.

Remuneration – Base salary for the year ending 30 June 2004 of $500,000 (at 30 June 2003 base salary - $440,000), to be reviewed annually by the CEO and approved by the NRCGC. Mr Wagstaffe is a member of a defined benefit superannuation fund. Company contributions are 12% of base salary.

Payment of termination benefit – Employment may be terminated at any time by the organisation on not less than 6 months written notice or payment of 6 months salary in lieu of notice.

(d) Other benefits
Remuneration does not include premiums paid by the IAG Group in respect of directors' and executives' liabilities and legal expenses insurance contract, as the insurance policies do not specify premiums paid in respect of individual executives and the terms of the contract specifically prohibited the disclosure of the premium paid. Insurance products provided by the IAG Group are also available to all directors and executives on the same terms and conditions available to other employees.

Apart from the details disclosed in this note, no Director or specified executive has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no other material contracts involving directors' or specified executives' interests existing at year end.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

Note 9. Directors and executives disclosures (continued)

(e) Details of remuneration

(i) Information on remuneration of each specified director for the financial year is:

	Primary benefits				Post-employment benefits		Equity compensation			Total
Specified directors	Salary & fees[1]	Bonus [2]	Long-term incentive plan [3]	Non-monetary benefits [4]	Superannuation [5]	Retirement benefits [6]	Value of NEDs vested [7]	Bonus equity share plan[8]	Value of PSRs / PARs granted [9]	
2004	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Chairman and Non-executive Director:										
Mr JA Strong	266	-	-	-	39	-	131	-	-	436
Non-executive Directors:										
Mr JF Astbury	106	-	-	-	12	-	18	-	-	136
Mrs MC Callaghan	10	-	-	-	2	269	3	-	-	284
Mr GA Cousins	89	-	-	-	10	-	18	-	-	117
Mrs M Easson	11	-	-	-	1	276	2	-	-	290
Ms DG Fisher	51	-	-	-	10	-	55	-	-	116
Mr ND Hamilton	46	-	-	-	11	-	79	-	-	136
Ms AJ Keating	101	-	-	-	11	-	17	-	-	129
Mr RA Ross	80	-	-	-	11	-	44	-	-	135
Executive Director:										
Mr MJ Hawker	1,128	800	-	5	146	-	-	-	1,296	3,375

(ii) Information on aggregated remuneration of specified directors for the financial year is:

Total remuneration	1,888	800	-	5	253	545	367	-	1,296	5,154

(1) Salary and fees includes amounts paid in cash plus annual leave and long service leave accruals, if applicable, as determined in accordance with AASB1028: Employee benefits.
(2) Bonuses reflect accrual of short-term incentive bonus to be settled in cash in respect of the current performance period. Refer to note 42 (d) for details.
(3) Long-term incentive payments reflect a pro-rata accrual made during the period, based on expected satisfaction of performance hurdles. Refer to note 42 (f) for details.
(4) Non-monetary benefits are valued in accordance with the cost to the IAG Group for provision of cars, parking and related fringe benefits tax on a salary sacrifice basis.
(5) Superannuation includes the employer's contributions made and deemed contributions for the IAG & NRMA Superannuation Plan (formerly NRMA Superannuation Plan) participated by the executive director of IAG is on a contribution holiday.
(6) The retirement benefits for Mrs MC Callaghan and Mrs M Easson who retired on 1 September 2003 were calculated in accordance with the Non-executive Directors' Retirement Benefits Policy and the Corporations Act 2001.
(7) Non-executive directors participate in the Non-Executive Directors' Share Plan ("NEDs"), remuneration is valued in accordance with the cost of acquiring the IAG shares on market at grant date. The appropriate amount will be vested on a pro-rata basis monthly. Refer to note 42 (i) for details.
(8) Only the executive director may participate in the Bonus Equity Share Plan, which vests immediately and is valued in accordance with market price at grant date. Refer to note 42 (e) for details.
(9) Performance Share Rights ("PSRs" – related to unissued shares) and Performance Award Rights ("PARs" – related to issued shares) are valued in accordance with AASB1046: Director and executive disclosures by disclosing entities. An allocated portion of unvested PSRs and PARs is included in the total remuneration disclosure above. To determine these values the Black Scholes model has been applied. The valuation takes into account the share price at grant date, the expected life of the option, the exercise price of the option, the volatility in price of the underlying shares of IAG, expected dividends and the risk-free interest rate. Refer to note 42 (g) and 42 (h) for details.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

Note 9. Directors and executives disclosures (continued)

(e) Details of remuneration (continued)

(iii) Information on remuneration of each specified executive for the financial year is:

	Primary benefits				Post-employment benefits		Equity compensation		Other benefits	Total
Specified executives	Salary [1]	Bonus [2]	Long-term incentive plan [3]	Non-monetary benefits [4]	Superannuation [5]	Retirement benefits	Value of Bonus equity share plan [6]	Value of PSRs /PARs granted [7]	Other benefits	
2004	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Current executives:										
Ms KL Baylis	409	242	-	76	60	-	-	159	-	946
Mr IF Brown	598	185	40	142	92	-	185	163	-	1,405
Mr AM Coleman	528	325	-	5	69	-	-	185	-	1,112
Mr DA Issa	488	264	-	5	60	-	-	88	-	905
Mr RJ Jackson	454	350	254	63	88	-	-	14	-	1,223
Ms SJ Mostyn	477	235	-	5	59	-	-	145	-	921
Mr DRA Pearce	426	240	37	34	61	-	-	155	-	953
Mr MJ Pirone	446	183	32	38	61	-	46	152	-	958
Mr LF Power	421	352	-	50	32	-	-	26	-	881
Mr DJP Smith	534	355	30	-	70	-	-	156	124 [8]	1,269
Mr G Venardos	592	392	42	36	77	-	-	212	-	1,351
Mr RJ Wagstaffe	511	390	-	39	36	-	-	26	-	1,002

(iv) Information on aggregated remuneration of specified executives for the financial year is:

Total remuneration	5,884	3,513	435	493	765	-	231	1,481	124	12,926

(1) Salary includes amounts paid in cash plus annual leave and long service leave accruals as determined in accordance with AASB1028: Employee benefits.

(2) Bonuses reflect accrual of short-term incentive bonus for the current performance period to be settled in cash. Refer to note 42 (d) for details.

(3) Long-term incentive payments reflect a pro-rata accrual made during the period, based on expected satisfaction of performance hurdles. Refer to note 42 (f) for details.

(4) Non-monetary benefits are valued in accordance with the cost to the IAG Group for provision of cars, parking and related fringe benefits tax on a salary sacrifice basis.

(5) Superannuation includes the employer's contributions which is recognised on a deemed basis as all superannuation plans in which the specified executives participated are on contribution holiday.

(6) Executives may participate in the Bonus Equity Share Plan, which vests immediately and is valued in accordance with market price at grant date. The amount included is calculated based on the accrued short-term incentive bonus for the participated amount for the current performance period. Refer to note 42 (e) for details.

(7) Performance Share Rights ("PSRs" – related to unissued shares) and Performance Award Rights ("PARs" – related to issued shares) are valued in accordance with AASB1046: Director and executive disclosures by disclosing entities. An allocated portion of unvested PSRs and PARs is included in the total remuneration disclosure above. To determine these values the Black Scholes model has been applied. The valuation takes into account the share price at grant date, the expected life of the option, the exercise price of the option, the volatility in price of the underlying shares of IAG, expected dividends and the risk-free interest rate. Refer to note 42 (g) and 42 (h) for details.

(8) Represents an accommodation allowance on relocation to Auckland in New Zealand.

Note 9. Directors and executives disclosures (continued)

(f) Share-based compensation remuneration - rights

Rights under PARs and PSRs were issued by the IAG Group. Refer to note 42 (g) and 42 (h) respectively for details of PARs and PSRs.

Rights under PARs

(i) The rights issued under the PARs during the financial year ended 30 June 2004 were:

	Grant date	**Date first exercisable**	**Last expiry date**	**Value per right at grant date** $	**Number of rights granted during the year** Number
Specified director:					
Mr MJ Hawker	10/12/2003	29/09/2006	10/12/2013	3.395	400,000
Specified executives:					
Ms KL Baylis	22/09/2003	29/09/2006	22/09/2013	3.551	61,679
Mr IF Brown	22/09/2003	29/09/2006	22/09/2013	3.551	80,451
Mr AM Coleman	22/09/2003	29/09/2006	22/09/2013	3.551	80,451
Mr DA Issa	22/09/2003	29/09/2006	22/09/2013	3.551	67,042
Mr RJ Jackson	26/03/2004	29/09/2006	26/03/2014	4.062	80,451
Ms SJ Mostyn	22/09/2003	29/09/2006	22/09/2013	3.551	67,042
Mr DRA Pearce	22/09/2003	29/09/2006	22/09/2013	3.551	61,679
Mr MJ Pirone	22/09/2003	29/09/2006	22/09/2013	3.551	73,746
Mr LF Power	22/09/2003	29/09/2006	22/09/2013	3.551	53,634
Mr DJP Smith	22/09/2003	29/09/2006	22/09/2013	3.551	80,451
Mr G Venardos	22/09/2003	29/09/2006	22/09/2013	3.551	93,859
Mr RJ Wagstaffe	22/09/2003	29/09/2006	22/09/2013	3.551	53,634

The Company has issued rights to the executives during the financial year for nil consideration. Each executive who participates in the plan becomes eligible to receive an equivalent number of ordinary shares per right, by paying the exercise price of $1 per tranche of rights exercised, subject to a specific performance hurdle being met. Refer to note 42 (g) for details of the performance hurdle.

(ii) A summary of the movements in rights issued under the PARs to a specified director and specified executives is:

	Rights on issue at the beginning of the year Number	**Rights granted during the year** Number	**Rights exercised during the year** (1) Number	**Rights lapsed during the year** Number	**Rights on issue at the end of the year** Number
Specified director:					
Mr MJ Hawker	300,000	400,000	-	-	700,000
Specified executives:					
Ms KL Baylis	85,135	61,679	-	-	146,814
Mr IF Brown	81,265	80,451	-	-	161,716
Mr AM Coleman	96,744	80,451	-	-	177,195
Mr DA Issa	85,135	67,042	-	-	152,177
Mr RJ Jackson	-	80,451	-	-	80,451
Ms SJ Mostyn	81,265	67,042	-	-	148,307
Mr DRA Pearce	87,553	61,679	-	-	149,232
Mr MJ Pirone	85,135	73,746	-	-	158,881
Mr LF Power	-	53,634	-	-	53,634
Mr DJP Smith	86,716	80,451	-	-	167,167
Mr G Venardos	119,189	93,859	-	-	213,048
Mr RJ Wagstaffe	-	53,634	-	-	53,634
Total	1,108,137	1,254,119	-	-	2,362,256

(1) $1 per tranche of rights was payable to exercise PARs.

(iii) No rights under PARs vested during the financial year ended 30 June 2004 or in prior years.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

Note 9. Directors and executives disclosures (continued)

(f) Share-based compensation remuneration - rights (continued)

Rights under PSRs
(i) The PSRs was closed for issuing further rights from the financial year ended 30 June 2003. A summary of the movements in rights issued under the PSRs to a specified director and specified executives is:

	Rights on issue at the beginning of the year Number	**Rights exercised during the year** (1) Number	**Rights lapsed during the year** Number	**Rights on issue at the end of the year** Number
Specified director:				
Mr MJ Hawker	1,000,000	-	-	1,000,000
Specified executives:				
Ms KL Baylis	85,837	-	-	85,837
Mr IF Brown	145,460	145,460	-	-
Mr AM Coleman	169,820	169,820	-	-
Mr DA Issa	-	-	-	-
Mr RJ Jackson	-	-	-	-
Ms SJ Mostyn	68,670	-	-	68,670
Mr DRA Pearce	140,000	140,000	-	-
Mr MJ Pirone	123,640	95,000	-	28,640
Mr LF Power	-	-	-	-
Mr DJP Smith	123,640	123,640	-	-
Mr G Venardos	181,820	181,820	-	-
Mr RJ Wagstaffe	-	-	-	-
Total	2,038,887	855,740	-	1,183,147

(1) The exercise price was $1 per tranche of rights. Nil remains unpaid per issued share acquired. A total of one tranche was exercised by each holder during the year. For each right exercised, an equivalent number of shares are converted into new ordinary shares of IAG.

(ii) A summary of the number of vested rights under the PSRs is:

	Rights vested during the year(1) Number	**Rights vested and exercisable at the end of the year** Number
Specified director:		
Mr MJ Hawker	-	-
Specified executives:		
Ms KL Baylis	-	-
Mr IF Brown	145,460	-
Mr AM Coleman	169,820	-
Mr DA Issa	-	-
Mr RJ Jackson	-	-
Ms SJ Mostyn	-	-
Mr DRA Pearce	140,000	-
Mr MJ Pirone	123,640	28,640
Mr LF Power	-	-
Mr DJP Smith	123,640	-
Mr G Venardos	181,820	-
Mr RJ Wagstaffe	-	-
Total	884,380	28,640

(1) All rights are exercisable on vesting.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

Note 9. Directors and executives disclosures (continued)

(g) Equity instrument disclosures relating to directors and specified executives

(i) Holdings of ordinary shares
The relevant interest of ordinary shares in IAG by each specified director and their personally-related entities are:

	Shares held at the beginning of the year	Shares granted as remuneration during the year	Shares received on exercise of PSRs	Net movement of shares due to other changes(2)	Total shares held at the end of the year	Shares held nominally at the end of the year (1)
Mr JA Strong	116,706	34,499	*	-	151,205	139,122
Mr JF Astbury	43,735	4,600	*	-	48,335	38,252
Mrs MC Callaghan	20,984	-	*	-	**	**
Mr GA Cousins	163,652	4,600	*	-	168,252	18,252
Mrs M Easson	14,637	-	*	-	**	**
Ms DG Fisher	49,377	11,500	*	-	60,877	56,078
Mr ND Hamilton	44,578	20,699	*	-	65,277	60,460
Ms AJ Keating	14,361	4,600	*	-	18,961	18,252
Mr RA Ross	134,801	11,500	*	794	145,507	42,950
Mr MJ Hawker	202,688	-	-	3,169	205,857	21,886

(1) Nominally held shares are included in the column headed total shares held at the end of the year. These shares are indirectly held in the Non-executive Directors' Share Plan and held by directors' personally-related entities.
(2) Net movement of shares relate to acquisition and disposal transactions by the Directors and their personally-related entities during the year.
* Non-executive Directors are not eligible to participate in PSRs.
** These two Directors retired during the financial year. Shares held information only disclosed up to the date of retirement on 1 September 2003.

(ii) Holdings of reset preference shares
No specified directors had any interest in reset preference shares at any time during the financial year.

(iii) The relevant interest of ordinary shares in IAG by each specified executive and their personally-related entities are:

	Shares held at the beginning of the year	Shares granted as remuneration during the year	Shares received on exercise of PSRs	Shares received on exercise of PARs	Net movement of shares due to other changes(2)	Total shares held at the end of the year	Shares held nominally at the end of the year (1)
Ms KL Baylis	-	-	-	-	-	-	-
Mr IF Brown	165,426	46,343	145,460	-	2,804	360,033	53,344
Mr AM Coleman	15,502	-	169,820	-	(57,794)	127,528	127,528
Mr DA Issa	-	-	-	-	-	-	-
Mr RJ Jackson	7,351	-	-	-	15,000	22,351	12,351
Ms SJ Mostyn	16,083	-	-	-	-	16,083	-
Mr DRA Pearce	9,250	-	140,000	-	(141,444)	7,806	7,806
Mr MJ Pirone	6,316	11,432	95,000	-	(95,000)	17,748	17,383
Mr LF Power	8,000	-	-	-	26,134	34,134	-
Mr DJP Smith	5,951	-	123,640	-	-	129,591	5,951
Mr G Venardos	11,787	-	181,820	-	(71,142)	122,465	8,751
Mr RJ Wagstaffe	-	-	-	-	-	-	-

(1) Nominally held shares are included in the column headed total shares held at the end of the year. These shares are held by the specified executives' personally-related entities.
(2) Net movement of shares relate to acquisition and disposal transactions by the Directors and their personally-related entities during the year.

(iv) Holdings of reset preference shares
No specified executives had any interest in reset preference shares at any time during the financial year.

(h) Payments to former directors
During the financial year, the former director (Mr N Whitlam) was paid the appropriate retirement allowance for his period of service as chairman of IAG and its controlled entities. The payment amounted to approximately $0.6 million, inclusive of his company-funded superannuation entitlements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	PARENT		CONSOLIDATED	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Note 10. Current assets - receivables				
Reinsurance and other recoveries	-	-	**370**	363
Provision for doubtful debts	-	-	**(2)**	(2)
	-	-	**368**	361
Trade debtors	-	-	**158**	65
Provision for doubtful debts	-	-	**(10)**	(10)
	-	-	**148**	55
Premium funding loans secured on policies	-	-	**91**	77
Provision for doubtful debts	-	-	**(1)**	(1)
	-	-	**90**	76
Amounts receivable from related bodies corporate	**162**	-	**-**	-
Premium receivable	-	-	**1,606**	1,540
Other debtors	-	-	**504**	565
	162	-	**2,716**	2,597

Note 11. Current assets - investments

	PARENT 2004 $m	PARENT 2003 $m	CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Quoted				
Government and semi-government stocks and bonds	-	-	**472**	427
Shares in other parties	-	-	**-**	16
Options for shares	-	-	**-**	24
Unit trusts	-	-	**2**	8
Bonds	-	-	**1**	111
Other	-	-	**-**	85
	-	-	**475**	671
Unquoted				
Options for shares	-	-	**-**	20
Unit trusts	-	-	**-**	111
Deposits in other parties	-	-	**383**	156
Commercial bills	-	-	**1,502**	1,456
Unsecured notes	-	-	**11**	113
Other investments (gross of unearned income)	-	-	**103**	58
	-	-	**1,999**	1,914
	-	-	**2,474**	2,585

	PARENT 2004 $m	PARENT 2003 $m	CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Note 12. Current assets - current tax assets				
Income tax recoverable	-	3	-	40
Note 13. Current assets - other				
Prepayments	-	-	395	325
Deferred acquisition costs	-	-	527	484
Inventories	-	-	2	2
	-	-	924	811
Note 14. Non-current assets - receivables				
Reinsurance and other recoveries	-	-	553	441
Provision for doubtful debts	-	-	(6)	(6)
	-	-	547	435
Loans to related bodies corporate	5	-	-	-
	5	-	547	435
Note 15. Non-current assets - investments				
Quoted				
Government and semi-government stocks and bonds	-	-	2,757	2,732
Shares in other parties	-	-	2,444	2,228
Unit trusts	-	-	112	165
Bonds	-	-	2	362
Unsecured notes	-	-	119	-
	-	-	5,434	5,487
Unquoted				
Shares in other parties	-	-	95	127
Shares in controlled entities	4,557	4,246	-	-
Unit trusts	-	-	47	159
Deposits in other parties	-	-	896	874
Unsecured notes	-	-	232	206
Other investments (gross of unearned income)	-	-	515	348
	4,557	4,246	1,785	1,714
Freehold properties	-	-	58	37
Leasehold properties	-	-	8	8
	-	-	66	45
	4,557	4,246	7,285	7,246

The properties were valued at 30 June 2004 by the independent valuer, Mr Scott Fullarton F.A.P.I. of Scott Fullarton Valuations Pty Limited.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Notes	PARENT 2004 $m	PARENT 2003 $m	CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Note 16. Non-current assets - plant and equipment					
Motor vehicles – at cost		-	-	**63**	54
Accumulated depreciation		-	-	**(17)**	(15)
Written down value		-	-	**46**	39
Office and other plant and equipment – at cost		-	-	**265**	287
Accumulated depreciation		-	-	**(146)**	(187)
Written down value		-	-	**119**	100
		-	-	**165**	139
Reconciliations:					
(i) Motor vehicles					
Balance at the beginning of the financial year		-	-	**39**	29
Additions		-	-	**29**	27
Depreciation expense		-	-	**(9)**	(7)
Disposals		-	-	**(13)**	(10)
Balance at the end of the financial year		-	-	**46**	39
(ii) Office and other plant and equipment					
Balance at the beginning of the financial year		-	-	**100**	66
Additions		-	-	**63**	67
Depreciation expense		-	-	**(29)**	(28)
Disposals		-	-	**(15)**	(5)
Balance at the end of the financial year		-	-	**119**	100
Note 17. Non-current assets - deferred tax assets					
Future income tax benefits relating to					
- tax losses carried forward		-	-	**19**	84
- other		**246**	-	**277**	249
		246	-	**296**	333
Note 18. Non-current assets - intangible assets					
Goodwill - at cost		-	-	**1,646**	1,681
Accumulated amortisation	1(r)	-	-	**(191)**	(98)
		-	-	**1,455**	1,583
Intangibles - at cost		-	-	**103**	101
Accumulated amortisation	1(s)	-	-	**(85)**	(58)
		-	-	**18**	43
		-	-	**1,473**	1,626
Note 19. Non-current assets - other					
Deferred acquisition costs		-	-	**31**	29
Prepayments		-	-	**-**	3
		-	-	**31**	32

	Notes	PARENT 2004 $m	PARENT 2003 $m	CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Note 20. Current liabilities - payables					
Trade creditors		-	-	**569**	507
Other creditors		-	-	**329**	305
Loan from other party		-	-	**83**	78
Amounts payable to related bodies corporate		**11**	-	-	-
		11	-	**981**	890
Note 21. Current liabilities – interest-bearing liabilities					
Unsecured					
Commercial paper		-	-	-	136
Note 22. Current liabilities - current tax liabilities					
Provision for income tax		**143**	-	**222**	106
Note 23. Current liabilities - provisions					
Restructure costs		-	-	**29**	53
Employee entitlements		-	-	**151**	121
		-	-	**180**	174
Movements in provision for restructure costs:					
Balance at the beginning of the financial year		-	-	**53**	-
Provisions established at acquisition of CGU/NZI	34(b)	-	-	-	48
Additional provisions recognised	3	-	-	**52**	45
Paid during the year		-	-	**(76)**	(40)
Balance at the end of the financial year		-	-	**29**	53

In the financial year ended 30 June 2003, a provision for restructure costs of $48 million was established for restructuring the operations of the acquired entities, being CGU/NZI. No further provisions were raised in the acquired entities during the financial year ended 30 June 2004. A balance of $18 million remains in this provision as at 30 June 2004 (2003 - $34 million).

The additional provisions recognised in prior and current year relate to restructuring activities in the acquiring entities, being Insurance Australia Limited (formerly NRMA Insurance Limited) and IAG New Zealand Limited. A balance of $11 million remains in this provision as at 30 June 2004 (2003 - $19 million).

The restructuring activities involved rationalisation of employees in both Australia and New Zealand, decommissioning of IT systems and exiting surplus premises.

	PARENT 2004 $m	PARENT 2003 $m	CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Note 24. Outstanding claims				
(a) Expected future claims payments (undiscounted)	-	-	**7,463**	6,757
Discount to present value	-	-	**(1,136)**	(755)
Provision for outstanding claims	-	-	**6,327**	6,002
Current	-	-	**2,202**	2,153
Non-current	-	-	**4,125**	3,849
	-	-	**6,327**	6,002

Note 24. Outstanding claims (continued)

(b) The following average inflation (normal and superimposed) rates and discount rates were used in the measurement of outstanding claims and recoveries at balance date:

	Notes	PARENT		CONSOLIDATED	
		2004	2003	**2004**	2003
		%	%	**%**	%
For the succeeding year:					
- normal inflation rate		**-**	-	**3.0 – 4.0**	3.0 - 4.0
- superimposed inflation rate		**-**	-	**2.5 – 6.0**	3.0 - 7.5
- discount rate		**-**	-	**5.3 – 5.5**	4.4 - 4.5
For subsequent years:					
- normal inflation rate		**-**	-	**3.0 – 4.0**	3.0 - 4.0
- superimposed inflation rate		**-**	-	**2.5 – 6.0**	3.0 - 7.5
- discount rate		**-**	-	**5.3 – 6.4**	4.3 - 5.7

(c) The weighted average expected term to settlement of the gross outstanding claims from the balance date is estimated to be 34 months (2003 – 35 months).

		2004	2003	**2004**	2003
		$m	$m	**$m**	$m
Note 25. Non-current liabilities - interest-bearing liabilities					
Unsecured					
NZ senior term notes	(i)	**-**	-	**91**	87
Subordinated term notes	(ii)	**-**	-	**301**	301
US subordinated term notes	(iii)	**-**	-	**345**	358
Cross currency swap hedge payable	(iii)	**-**	-	**56**	43
		-	-	**793**	789

(i) The senior term notes were issued through IAG (NZ) Holdings Limited's medium-term note programme. NZ$100 million of notes were issued, of which NZ$50 million mature in August 2005 and NZ$50 million mature in August 2008. This programme is denominated in NZ dollars and translated into the equivalent A$ using the balance date exchange rate.
(ii) The subordinated term notes ($300 million) were issued through Insurance Australia Limited (formerly NRMA Insurance Limited) debt issuance programme and mature in November 2012. $250 million is at a fixed rate and $50 million is at floating rate. These notes qualify as Lower Tier 2 capital for the purposes of the Insurance Australia Limited's APRA regulatory capital position.
(iii) The US subordinated term notes (US$240 million) were issued by NRMA Insurance Funding 2003 Limited (a wholly-owned subsidiary of Insurance Australia Limited) and mature in April 2015. These notes qualify as Lower Tier 2 capital for the purposes of the Insurance Australia Limited's APRA regulatory capital position. They are fixed rate notes with the principal and interest flows denominated in US dollars, which are then hedged with cross currency swaps.

Note 26. Non-current liabilities - deferred tax liabilities

Provision for deferred income tax	**66**	-	**99**	66

Note 27. Non-current liabilities - provisions

Employee entitlements	**-**	-	**37**	43

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	PARENT/CONSOLIDATED			
	2004		2003	
Note 28. Contributed equity	**Number of shares million**	**$m**	Number of shares million	$m
Share capital				
Issued and fully paid ordinary shares	**1,591**	**3,263**	1,683	3,434
Issued and fully paid reset preference shares	**6**	**539**	6	539
	1,597	**3,802**	1,689	3,973
Movements in ordinary shares:				
Balance at the beginning of the financial year	**1,683**	**3,434**	1,301	2,509
Ordinary shares issue	**-**	**-**	355	880
Ordinary shares issued under Dividend Reinvestment Plan	**-**	**-**	27	75
Ordinary shares issued on vested rights under Performance Share Rights Plan	**2**	**-**	-	-
Shares bought back off-market	**(94)**	**(168)**	-	-
Less: transaction costs arising on share issues	**-**	**-**	-	(30)
Less: transaction costs arising on share buy-back	**-**	**(3)**	-	-
Balance at the end of the financial year	**1,591**	**3,263**	1,683	3,434
Movements in reset preference shares:				
Balance at the beginning of the financial year	**6**	**539**	4	343
Shares issued	**-**	**-**	2	200
Less: transaction costs arising on share issue	**-**	**-**	-	(4)
Balance at the end of the financial year	**6**	**539**	6	539

(i) Ordinary shares
Ordinary shares entitle the holder to a vote at a general meeting of the Company and participate in the dividends and the proceeds on winding up the Company in proportion to the number of, and amounts paid on, the shares held. Dividends, if declared, are subject to there being distributable profits available and not breaching Australian Prudential Regulation Authority capital adequacy requirements.

(ii) Reset preference shares
The reset preference shares entitle the holder to a preferred, but not cumulative, dividend (currently 5.8% per annum for the first issue in June 2003 ("IAGPA") and 4.51% per annum for the second issue in June 2004 ("IAGPB")). Dividends, if declared, are subject to similar conditions as those for ordinary shares. However, reset preference share dividends will be paid in priority to any dividends on ordinary shares. If dividends are not paid for reset preference shares, no dividends can be paid and no return of capital can be made on ordinary shares until such time as the dividend stop is released in accordance with the terms of reset preference shares. The rate, frequency and timing of the payment of dividends can be reset by the Company on a reset date. The first reset dates are 15 June 2007 for IAGPA and 15 June 2008 for IAGPB.

Reset preference shares rank before ordinary shares in the event of the Company being wound up. The reset preference shares do not carry voting rights at general meetings.

(iii) Dividend reinvestment
The Company operates a Dividend Reinvestment Plan ("DRP"). Shareholders can elect to take their dividend entitlement by way of shares. The price of those DRP shares is the average share market price, less discount if any (determined by the Directors) calculated over the pricing period (which will be at least five trading days) as determined by the Directors for each dividend payment date. Shares allocated to shareholders participating in the DRP during the financial year ended 30 June 2004 were purchased on market (2004 – 19 million shares purchased on market; 2003 - 27 million new shares issued).

(iv) Share buy-back
During the year ended 30 June 2004, 94 million ordinary shares representing 5.6% of issued share capital were bought back and cancelled under the terms of a share buy-back tender. The tender was an off-market buy-back. The buy-back price per share was $4.40 which comprised a capital component of $1.78 and the balance of $2.62 as a fully franked dividend. There was no share buy-back during the year ended 30 June 2003.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

Note 28. Contributed equity (continued)

(v) Performance share rights
Refer to note 42 (h) for details on the Performance Share Rights Plan and on rights on issue and exercised during the year.

	Notes	PARENT 2004 $m	PARENT 2003 $m	CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Note 29. Retained profits / (accumulated losses)					
Balance at the beginning of the financial year		**145**	213	**(396)**	(375)
Net profit attributable to shareholders of Insurance Australia Group Limited		**876**	106	**665**	153
Utilised in shares bought back off-market		**(246)**	-	**(246)**	-
Dividends declared	7	**(282)**	(174)	**(282)**	(174)
Balance at the end of the financial year		**493**	145	**(259)**	(396)

Retained profits:
During the year, the Company received a total dividend of $14 million (2003 - $Nil) from Insurance Australia Limited (formerly NRMA Insurance Limited) from its pre-demutualisation retained profits.

The treatment of this dividend has been in accordance with an order dated 14 February 2000, obtained from the Australian Securities & Investments Commission as explained in note 1 (a) (ii).

Note 30. Total equity reconciliation

	Notes	PARENT 2004 $m	PARENT 2003 $m	CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Total equity at the beginning of the financial year		**4,118**	3,065	**4,053**	2,979
Total changes in equity recognised in the statement of financial performance		**876**	106	**665**	153
Transactions with owners as owners:					
- contributions of equity, inclusive of transaction costs	28	**-**	925	**-**	925
- reset preference shares, inclusive of transaction costs	28	**-**	196	**-**	196
- share buy-back, inclusive of transaction costs		**(417)**	-	**(417)**	-
- dividends declared	7	**(282)**	(174)	**(282)**	(174)
Movement in foreign currency translation reserves on controlled foreign entities		**-**	-	**(3)**	(1)
Total changes in outside equity interests		**-**	-	**208**	(25)
Total equity at the end of the financial year		**4,295**	4,118	**4,224**	4,053

	CONSOLIDATED 2004 cents	2003 cents
Note 31. Earnings per share		
(a) Ordinary shares		
Basic earnings per share	**37.87**	8.65
Diluted earnings per share	**37.74**	8.61

	2004 Number of shares million	2003 Number of shares million
(i) Reconciliation between basic earning per share denominator and diluted earnings per share denominator		
Weighted average number of ordinary shares outstanding during the financial year used in calculation of the basic earnings per share	**1,681**	1,529
Potential ordinary shares:		
Expiry date 21 December 2010	**1**	2
Expiry date 30 April 2011	**4**	4
Expiry date 13 December 2011	**1**	1
Expiry date 5 March 2012	**1**	-
Cancelled potential ordinary shares	**(1)**	(1)
Weighted average number of ordinary shares and potential ordinary shares outstanding during the financial year used in calculation of the diluted earnings per share	**1,687**	1,535

Potential ordinary shares consist of rights granted to employees under the Performance Share Rights Plan. The number of rights on issue and the last date on which each tranche may be exercised is set out in note 42(h).

Events subsequent to reporting date:

On 30 July 2004, a total of 1 million ordinary shares were issued as a result of the exercise of vested Performance Share Rights. At 30 June 2004, these shares were included as potential ordinary shares used in calculation of diluted earnings per share.

	2004 $m	2003 $m
(ii) Reconciliation of earnings used in calculating earnings per share		
Net profit	**806**	217
Net profit attributable to outside equity interests	**(141)**	(64)
Net profit attributable to shareholders of Insurance Australia Group Limited	**665**	153
Net profit attributable to reset preference shares	**(29)**	(21)
Earnings used in calculating basic and diluted earnings per share	**636**	132

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

Note 31. Earnings per share (continued)

(b) Reset preference shares

	CONSOLIDATED 2004	CONSOLIDATED 2003
	cents	cents
Basic earnings per share	**532.30**	587.36
	2004 Number of shares million	2003 Number of shares million
Weighted average number of reset preference shares outstanding during the financial year used in calculation of the basic earnings per share	**6**	4
	2004 $m	2003 $m
Net profit used in calculating basic earnings per share (based on dividends paid or payable on reset preference shares)	**29**	21

There are no potential reset preference shares on issue.

Note 32. Reconciliation of net cash provided by operating activities to profit from ordinary activities after income tax

	PARENT 2004 $m	PARENT 2003 $m	CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Net cash provided by operating activities	**762**	102	**1,169**	825
Depreciation	**-**	-	**(38)**	(35)
Amortisation of goodwill and intangibles	**-**	-	**(118)**	(81)
Realised gains / (losses) on disposal of investments	**64**	-	**129**	(44)
Unrealised gains / (losses) on revaluation of investments	**-**	-	**229**	(52)
Loss on disposal of plant and equipment	**-**	-	**(4)**	(3)
Foreign exchange gains / (losses)	**-**	-	**4**	(13)
Bad and doubtful debts	**-**	-	**(6)**	(5)
Other	**-**	-	**18**	(4)
Increase / (decrease) in operating assets				
Receivables	**167**	-	**151**	(127)
Other	**246**	-	**67**	19
Decrease / (increase) in operating liabilities				
Payables	**(154)**	-	**(13)**	115
Provisions	**(209)**	4	**(197)**	19
Outstanding claims	**-**	-	**(351)**	(137)
Unearned premium	**-**	-	**(186)**	(277)
Gross life insurance policy liabilities	**-**	-	**(48)**	17
Profit from ordinary activities after income tax	**876**	106	**806**	217

	PARENT		CONSOLIDATED	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Note 33. Reconciliation of cash				
For the purposes of the statements of cash flows, cash includes cash on hand and in banks, deposits at call and money market investments readily convertible to cash within two working days, net of outstanding bank overdrafts.				
Cash	**1**	2	**424**	626

Note 34. Businesses acquired

(a) Parent entity

On 30 September 2003, the parent entity acquired 100% of the ordinary shares of NRMA Financial Management Limited, NRMA Information Services Pty Limited and NRMA Asset Management Limited and its controlled entities from Insurance Australia Group Services Pty Limited (a subsidiary of the parent entity) at a total purchase price of $287 million. Immediately after this acquisition on 30 September 2003, the parent entity disposed 100% of the ordinary shares in Insurance Australia Group Services Pty Limited to Insurance Australia Limited (a subsidiary of the parent entity) for $2 million. This disposal was effected after a return of capital by Insurance Australia Group Services Pty Limited of $285 million.

This change had no impact on goodwill in the consolidated entity.

(b) Consolidated entity

2004

There was no acquisition from external parties by the consolidated entity during the year ended 30 June 2004.

2003

The consolidated entity acquired the following during the year ended 30 June 2003:

(i) 100% of the ordinary shares of CGU Insurance Australia Limited and its controlled entities in Australia;
(ii) 100% of the ordinary shares of Belves Investments Limited and its controlled entities in New Zealand; and
(iii) the New South Wales workers compensation statutory fund managed by Zurich Insurance Limited.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

Note 34. Business acquired (continued)

(b) Consolidated entity (continued)

	CONSOLIDATED 2004 $m	2003 $m
Details of the acquisitions are as follows:		
Consideration:		
Purchase price paid	-	1,834
Other acquisition costs paid	-	28
	-	1,862
Fair value of net assets of entities acquired:		
Cash assets	-	218
Receivables	-	1,366
Investments	-	2,449
Plant and equipment	-	44
Payables	-	(405)
Provisions	-	(67)
Unearned premium	-	(1,185)
Outstanding claims	-	(2,155)
Other	-	567
Provision for restructure costs	-	(48)
Outside equity interests	-	(4)
	-	780
Goodwill	-	1,082
	-	1,862
Net cash flow on acquisition of controlled entities:		
Cash consideration paid	-	(1,862)
Cash balance acquired	-	218
Outflow of cash	-	(1,644)
Profit from ordinary activities before income tax of the acquired entities contributed to the IAG Group	-	88

The profit from ordinary activities before income tax of the acquired entities contributed to the IAG Group has been determined based on the results of the entities from the date of acquisition to the end of the financial year, after allowing for amortisation of goodwill, restructuring costs and borrowing costs associated with the acquisition.

Note 35. Businesses disposed

(a) Parent entity

During the year ended 30 June 2004, the parent entity disposed 100% of the ordinary shares in NRMA Life Limited and its controlled entities, NRMA Financial Management Limited and Insurance Australia Group Services Pty Limited. There were no disposals in the year ended 30 June 2003.

(b) Consolidated entity

During the year ended 30 June 2004, the consolidated entity disposed 100% of the ordinary shares in NRMA Health Pty Limited (effective 25 July 2003), NRMA Life Limited and its controlled entities and NRMA Financial Management Limited (effective 21 January 2004). There were no disposals in the year ended 30 June 2003.

	PARENT		CONSOLIDATED	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Details of the disposals are as follows (in aggregate):				
Sale proceeds:				
Cash	**220**	-	**317**	-
Fair value of net assets of controlled entities disposed:				
Cash assets	**320**	-	**357**	-
Receivables	**22**	-	**11**	-
Investments	**1,020**	-	**1,028**	-
Plant and equipment	**-**	-	**1**	-
Payables	**(30)**	-	**(12)**	-
Unearned premium	**-**	-	**(18)**	-
Outstanding claims	**(3)**	-	**(27)**	-
Gross life insurance policy liabilities	**(958)**	-	**(958)**	-
Provisions	**(56)**	-	**(4)**	-
Other	**28**	-	**12**	-
Outside equity interests	**(188)**	-	**(188)**	-
	155	-	**202**	-
Add: goodwill written off in respect of NRMA Health Pty Limited	**-**	-	**51**	-
Add: costs associated with disposals	**1**	-	**5**	-
	156	-	**258**	-
Profit on disposals	**64**	-	**59**	-
Net cash flow on disposal of controlled entities:				
Cash proceeds received (net of disposal costs)	**220**	-	**312**	-
Cash balance disposed	**-**	-	**(357)**	-
Inflow / (outflow) of cash	**220**	-	**(45)**	-
Profit / (loss) from ordinary activities before income tax that the disposed entities contributed to the IAG Group:				
For the year ended 30 June 2004	**-**	-	**15**	-
For the year ended 30 June 2003	**-**	-	**(7)**	-

The profit / (loss) from ordinary activities before income tax that the disposed entities contributed to the IAG Group has been determined based on the results of the entities up to the date of disposal after allowing amortisation of goodwill.

	Notes	PARENT 2004 $m	PARENT 2003 $m	CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Note 36. Financing arrangements					
Facilities available:					
(a) Standby letter of credit facility	(i)	-	-	**7**	30
(b) Standby facility	(ii)	-	-	**50**	94
(c) Debt issuance programme	(iii)	-	-	**750**	750
(d) NZ short-term note programme	(iv)	-	-	-	175
(e) NZ medium-term note programme	(v)	-	-	**91**	175
Facilities drawn at balance date:					
(a) Standby letter of credit facility		-	-	**3**	3
(b) Standby facility		-	-	-	-
(c) Debt issuance programme		-	-	**300**	435
(d) NZ short-term note programme		-	-	-	-
(e) NZ medium-term note programme		-	-	**91**	87

(i) The standby letter of credit facility is denominated in US dollars and was translated into equivalent A$ using the balance date exchange rate.

(ii) Interest on this standby facility when drawn down is charged at a margin over the bank bill rate. The facility type is for liquidity support in the event that Insurance Australia Limited (formerly NRMA Insurance Limited) is unable to refinance maturing obligations under the debt issuance programme due to a market disturbance.

(iii) Insurance Australia Limited has a $750 million debt issuance programme. Standard & Poor's has assigned its "AA" long-term and "A-1+" short-term ratings to the programme's senior obligations and "AA-" to its subordinated notes. Insurance Australia Limited is rated "AA" for its insurer financial strength and counterparty credit ratings.

(iv) IAG (NZ) Holdings Limited had a NZ$200 million (2003 - NZ$200 million) short-term note programme, which was terminated on 31 March 2004. Standard & Poor's had assigned a "A-1+" short-term rating to the programme. The programme was guaranteed by Insurance Australia Limited. The programme was supported by a NZ$50 million liquidity backup facility. This programme was denominated in NZ dollars and was translated into equivalent A$ using the balance date exchange rate.

(v) IAG (NZ) Holdings Limited has a NZ$100 million (2003 - NZ$200 million) medium-term note programme. The programme was reduced to NZ$100 million from NZ$200 million on 19 April 2004. Standard & Poor's has assigned a "AA" long-term rating to the guaranteed and unsubordinated series of wholesale notes issued under the programme. The programme is guaranteed by Insurance Australia Limited. This programme is denominated in NZ dollars and was translated into equivalent A$ using the balance date exchange rate.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	PARENT		CONSOLIDATED	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Note 37. Commitments				
(a) Capital commitments				
Property				
- due within 1 year	-	-	**1**	23
(b) Lease and rental commitments				
Property				
- due within 1 year	-	-	**89**	82
- due within 1 to 2 years	-	-	**78**	72
- due within 2 to 5 years	-	-	**151**	159
- due after 5 years	-	-	**19**	61
Plant and equipment				
- due within 1 year	-	-	**28**	21
- due within 1 to 2 years	-	-	**21**	13
- due within 2 to 5 years	-	-	**12**	9
	-	-	**398**	417
(c) Software licence and rental commitments				
- due within 1 year	-	-	**40**	8
- due within 1 to 2 years	-	-	**36**	2
- due within 2 to 5 years	-	-	**23**	2
	-	-	**99**	12
(d) Other commitments				
- due within 1 year	-	-	**10**	8
- due within 1 to 2 years	-	-	**8**	9
- due within 2 to 5 years	-	-	**8**	-
	-	-	**26**	17

Note 38. Contingencies

(a) In the normal course of business, the IAG Group enters into transactions that may generate a range of contingent liabilities. These include:

(i) litigation arising out of insurance policies;

(ii) various types of investment contracts including forward exchange contracts, financial futures, interest rate swaps, exchange traded options and forward rate agreements, usually as part of the management of the IAG Group's investment portfolios; and

(iii) guarantees for performance obligations and undertakings for maintenance of net worth and liquidity support to controlled entities in the IAG Group.

Notes 36 and 44 make reference to the IAG Group's exposures under (ii) and (iii) above. The Directors do not believe there are any other potential material exposures to the IAG Group.

(b) IAG accepted settlement with a US insurer thereby resolving a dispute on an Inwards Treaty contract which has been disclosed as a contingency in prior periods. The settlement approximates the amount carried in the IAG Group's accounts and had no material impact on the IAG Group's result for the year ended 30 June 2004.

Note 39. New South Wales workers' compensation managed fund

Previously, three controlled entities in the IAG Group were licensed insurers under the NSW Workers' Compensation Act 1987 ("the Act"). On 1 July 2003, two of the three licensed insurers handed back the licences to WorkCover Authority of New South Wales and the three statutory funds were merged. The retained licence is held by CGU Workers Compensation (NSW) Limited, a wholly-owned controlled entity of the IAG Group, which maintains the statutory fund in respect of the issue and renewal of policies of insurance in accordance with the requirements of the Act.

Under the Act, the controlled entity is required to have an actuarial valuation of the financial position of the statutory fund, including a valuation of liabilities, at least once in each three-year period or such other period as may be prescribed by regulation. Accordingly, a fund method of accounting is adopted whereby the balance of the statutory fund is carried forward until the financial position of the statutory fund is determined after actuarial investigation. Following this determination, WorkCover Authority of New South Wales may direct the transfer of any surplus in accordance with the Act, including transfers to the statutory funds of another licensed insurer.

The application of the statutory fund is restricted to the payment of claims, related expenses and other payments authorised under the Act. The licensed insurer is not liable for any deficiency in the statutory fund, or entitled to any surplus, and the statutory fund is exempt from income tax. The IAG Group does not control nor have the capacity to control the statutory fund in terms of Australian Accounting Standards and for this reason the statutory fund is not consolidated and the information provided below in respect of the statutory fund is not included in the IAG Group's financial statements.

This treatment is supported by the Australian Securities & Investments Commission, under class order 00/321, which exempts the statutory fund's performance and financial position from having to be included in the statement of financial performance and the statement of financial position of the licenced insurer.

	2004	2003
	$m	$m
Audited statutory fund statement of financial position		
Current assets		
Cash and short-term deposits	**17**	11
Receivables	**77**	80
Non-current assets		
Investments, at market value	**1,154**	1,033
Total assets	**1,248**	1,124
Current liabilities		
Payables	**16**	23
Unearned premium	**96**	96
Statutory fund to meet outstanding claims and statutory transfers	**1,136**	1,005
Total liabilities and statutory fund	**1,248**	1,124

Note 40. Details of controlled entities and joint venture entities

The following entities constitute the IAG Group:

	Notes	Country of incorporation/ formation	Extent of beneficial interest if not 100% 2004 %	2003 %
Parent entity				
Insurance Australia Group Limited		Australia	-	-
Controlled entities				
Insurance Australia Limited (formerly NRMA Insurance Limited)		Australia		
NRMA Personal Lines Holdings Pty Limited		Australia		
Insurance Manufacturers of Australia Pty Limited		Australia	**70.00**	70.00
World Class Accident Repairs (Cheltenham North) Pty Limited		Australia	**70.00**	70.00
CGU Insurance Australia Limited		Australia		
CGU Insurance Limited		Australia		
Swann Insurance (Aust) Pty Ltd		Australia		
Mutual Community General Insurance Proprietary Limited		Australia	**51.00**	51.00
NZI Insurance Australia Limited		Australia		
Sitrof Australia Limited		Australia		
CGU-VACC Insurance Limited		Australia		
NRMA (Western Australia) Pty Limited		Australia		
SGIO Insurance Limited		Australia		
SGIC Holdings Limited		Australia		
SGIC General Insurance Limited		Australia		
SGIC Insurance Limited		Australia		
SGIC Brand Pty Ltd	A	Australia		
CGU Workers Compensation (NSW) Limited		Australia		
CGU Workers Compensation (VIC) Limited		Australia		
CGU Workers Compensation (SA) Limited (formerly CGU NRMA Workers Compensation (SA) Limited)		Australia		
CGU Premium Funding Pty Ltd		Australia		
IAG Re Limited	B	Ireland		
IAG International Pty Limited (formerly NRMA Insurance International Pty Limited)		Australia		
IAG (NZ) Holdings Limited	B	New Zealand		
IAG New Zealand Limited	B	New Zealand		
New Zealand Car Parts Limited	B	New Zealand		
State Insurance Limited	B	New Zealand		
Direct Insurance Services Limited	B	New Zealand		
IAG (NZ) Share Plan Nominee Limited	B	New Zealand		
Belves Investments Limited	B	New Zealand		
New Zealand Insurance Limited	B	New Zealand		
NZIB Investments Limited	B	New Zealand		
NZI Passive Funds Limited	B	New Zealand		
NZI Investment Nominees Limited	B	New Zealand		
NZI Staff Superannuation Fund Nominees Limited	B	New Zealand		
NZI – State Capital Limited	B	New Zealand		
NZI – State Finance Limited	B	New Zealand		
NHCT Limited	(ii), B	Thailand	**49.00**	49.00
Beijing Continental Automobile Association Limited	B	China		99.00
IAG Asset Management Limited		Australia		
IAG Asset Management Cash Management Trust (formerly NRMA Investment Management Cash Management Trust)	(i)	Australia	**60.64**	90.83
IAG Asset Management Private Equity Trust (formerly NRMA Investment Management Private Equity Trust)	(i)	Australia	**89.74**	84.46
IAG Nominees Pty Limited		Australia		
NRMA Information Services Pty Limited		Australia		
NRMA Insurance Funding 2003 Limited		Australia		
Insurance Australia Group Services Pty Limited		Australia		
NRMA Staff Superannuation Pty Limited	A	Australia		
IAG Share Plan Nominee Pty Limited	A	Australia		
Help Insurance Limited		Australia		
NRMA Insurance Services Limited (formerly Insurance Australia Limited)		Australia		
Sitrof Life Holdings Limited		Australia		
Sitrof Superannuation Pty Ltd		Australia		
SWAPL Pty Limited	A	Australia		

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

Note 40. Details of controlled entities and joint ventures (continued)

	Notes	Place of incorporation / formation	Extent of beneficial interest if not 100% 2004 %	2003 %
Controlled entities in de-registration process before 30 June 2004:				
ACN 003 151 120 Pty Limited	A	Australia		
ACN 003 287 965 Pty Limited (formerly NRMA Workers Compensation (NSW) (No 3) Limited)		Australia		
ACN 060 317 571 Pty Limited (formerly ACN 060 317 571 Limited)		Australia		
ACN 081 979 053 Pty Limited	A	Australia		
ACN 093 614 147 Pty Limited	A	Australia		
ACN 091 050 396 Limited (formerly NRMA Insurance Group Finance Limited)		Australia		
ACN 006 633 567 Pty Limited (formerly IMA Investments Pty Limited)	A	Australia	**70.00**	70.00
ACN 007 078 140 Pty Limited (formerly Pacific Indemnity Underwriting Agency Pty Limited)	A	Australia		
ACN 004 478 979 Limited (formerly Union Insurance Company Limited)		Australia		
ACN 006 577 724 Pty Limited (formerly CGU Investments Pty Ltd)	A	Australia		
ACN 004 729 088 Pty Limited (formerly Clay Heath Pty Ltd)	A	Australia		
ACN 005 065 207 Pty Limited (formerly Sitrof Holdings Limited)		Australia		
ACN 006 268 926 Pty Limited (formerly Sitrof Equity Pty Ltd)	A	Australia		
Controlled entities de-registered before 30 June 2004:				
ACN 003 935 724 Pty Limited (formerly NRMA Financial Planning Pty Limited)	A	Australia	-	
ACN 008 634 937 Pty Limited (formerly NRMA Woden Pty Limited)	A	Australia	-	
ACN 003 309 895 Pty Limited (formerly NRMA Superannuation Pty Limited)	A	Australia	-	
ACN 008 124 687 Pty Limited (formerly SGIC Services Pty Limited)	A	Australia	-	
Controlled entities disposed of during the financial year:				
NRMA Health Pty Limited		Australia	-	
NRMA Life Limited		Australia	-	
NRMA Life Nominees Pty Limited		Australia	-	
NRMA Financial Management Limited		Australia	-	
IAG Asset Management Fixed Interest Trust (formerly NRMA Investment Management Fixed Interest Trust)		Australia	-	58.87
IAG Asset Management Property Trust (formerly NRMA Investment Management Property Trust)		Australia	-	
IAG Asset Management Equity Trust Australia (formerly NRMA Investment Management Equity Trust Australia)		Australia	-	87.45
Commercial Union Holdings (NZ) Limited	(iii)	New Zealand	-	
Joint venture entities				
NTI Limited		Australia	**50.00**	50.00
Associated Marine Insurers Agents Pty Limited		Australia	-	50.00

A Controlled entities, which are small proprietary companies and not required to prepare audited accounts.
B Audited by other KPMG related practices internationally.

(i) As at the balance date, the IAG Group has a majority holding, and has the capacity to control, IAG Asset Management Cash Management Trust and IAG Asset Management Private Equity Trust.

(ii) IAG International Pty Limited owns 49% of the share capital of NHCT Limited and has a majority voting right and the right to appoint the board of directors of NHCT Limited. Therefore, NHCT Limited is a controlled entity of IAG International Pty Limited.

(iii) Commercial Union Holdings (NZ) Limited was amalgamated into Belves Investments Limited in New Zealand during the year ended 30 June 2004.

(iv) Unless otherwise stated, all controlled entities are audited by KPMG Australia.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

Note 41. Related party disclosures

(a) Wholly-owned group
The wholly-owned group consists of Insurance Australia Group Limited and its wholly-owned controlled entities. Ownership interests in these wholly-owned controlled entities are set out in note 40.

All transactions that have occurred within the wholly-owned group have been eliminated for consolidation purposes.

Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with related parties within the wholly-owned group were as follows:

	PARENT		**CONSOLIDATED**	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Dividend revenue	**812**	102	-	-
Aggregate amounts receivable from, and payable to, related parties in the wholly-owned group were as follows:				
Current amounts receivable	**162**	-	-	-
Current amounts payable	**11**	-	-	-
Non-current loans receivable	**5**	-	-	-
Non-current loans payable	**456**	133	-	-

(b) Non wholly-owned controlled entities

Transactions with Insurance Manufacturers of Australia Group
The Insurance Manufacturers of Australia Group ("IMA") refers to Insurance Manufacturers of Australia Pty Limited and the entities it controls, being ACN 006 633 567 Pty Limited (formerly IMA Investments Pty Limited) and World Class Accident Repairs (Cheltenham North) Pty Limited. IAG owns 70% of IMA.

The following entities in the IAG Group had the following transactions with IMA.

Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with IMA were as follows:

	2004	2003
	$m	$m
Insurance Australia Limited		
- Reinsurance premiums paid or payable	**1,450**	1,356
- Claims recoveries received or receivable	**862**	831
- Underwriting expenses received or receivable	**53**	54
- Management fees received	**160**	175
- Rental income	**5**	3
SGIO Insurance Limited		
- Reinsurance premiums paid or payable	**3**	9
- Claims recoveries received or receivable	**5**	7
- Management fees paid	**4**	-
SGIC General Insurance Limited		
- Management fees paid	**2**	-
CGU Insurance Limited		
- Management fees paid	**9**	-
IAG Re Limited		
- Reinsurance recoveries received	**75**	30
- Reinsurance expenses paid	**99**	92

Note 41. Related party disclosures (continued)	**2004 $m**	2003 $m
(b) Non wholly-owned controlled entities (continued)		
NRMA Personal Lines Holdings Pty Limited		
- Dividend revenue	**168**	113
NRMA Information Services Pty Limited		
- Information services and communication recoveries received	**76**	79
IAG Asset Management Limited		
- Investment management fees received	**3**	3
IAG Nominees Pty Limited		
- Custody fees received	**1**	1

The transactions referred to above were made on normal commercial terms and conditions or direct and actual cost recovery basis or time allocation basis.

The following entities in the IAG Group had the following outstanding balances with IMA:

Current receivable		
- NRMA Information Services Pty Limited	**4**	4
- Insurance Australia Limited	**2**	-
- SGIO Insurance Limited	**1**	1
Current payable		
- Insurance Australia Limited	**-**	12
- IAG Asset Management Cash Management Trust (formerly NRMA Investment Management Cash Management Trust)	**1**	1
- IAG Re Limited	**-**	10
- Swann Insurance (Aust) Pty Limited	**1**	-

(c) Other transactions
IAG Asset Management Wholesale Trusts (formerly NRMA Investment Management Trusts), as disclosed as controlled entities in note 40, were established to enable higher investment yields for smaller investment portfolios. All entities within the IAG Group can invest in the Trusts in accordance with their investment mandates. All investments in these Trusts were on normal commercial terms and conditions.

Note 42. Employee entitlements

	PARENT		CONSOLIDATED	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
(a) Provision for employee entitlements				
Current	-	-	**151**	121
Non-current	-	-	**37**	43
	-	-	**188**	164

A liability of $3 million (2003 - $28 million) for termination benefits has been included in the provision for restructure costs on acquisitions (refer to note 23).

	PARENT		CONSOLIDATED	
	2004	2003	**2004**	2003
	Number	Number	**Number**	Number
(b) Employee numbers				
Number of employees at balance date (on full time equivalent basis)	-	-	**11,724**	10,793

(c) Staff incentive plan (SIP)
The staff incentive plan was in operation during the year ended 30 June 2004. Eligible employees have the capacity to earn up to 10% of their base pay as a cash incentive annually. The incentive payments are determined based on a range of corporate, team and individual measures and goals.

(d) Short-term incentive plan (STI)
The short-term incentive plan was in operation during the year ended 30 June 2004. Eligible employees have the capacity to earn a proportion (generally a maximum of either 20% or 30% with specified executives and the CEO generally having a range of 60% - 80%) of their base pay as a cash incentive annually. Part of the incentive may be provided in the form of IAG shares subject to the provisions of the Bonus Equity Share Plan (refer to (e) below). The incentive payments are determined based on a range of corporate, team and individual measures and goals.

(e) Bonus equity share plan
The Bonus Equity Share Plan was in operation during the year ended 30 June 2004. The plan allows employees to elect to receive up to a maximum of 50% of their short-term incentive bonus and 100% of their long-term incentive bonus (refer to (f) below) in the form of IAG shares rather than in cash. IAG shares are bought on market, held in trust for the participants and are subject to a restriction period of up to 10 years.

(f) IMA long term incentive scheme
The scheme was in operation for IMA employees during prior years and was closed to new entitlements with effect from 30 June 2003. The incentive is paid as cash, bonus equity shares or as a contribution to superannuation at the end of the performance period, subject to IMA performance targets being met. The performance targets relate to the combined ratio and increase in pre-tax underwriting profit over a three year period. Eligible IMA employees now participate in the Performance Awards Right Plan (refer to (g) below).

Note 42. Employee entitlements (continued)

(g) Performance award rights plan
The PAR Plan was in operation during the year ended 30 June 2004. On satisfaction of a performance hurdle and subject to meeting certain employment conditions, the plan entitles participating employees to acquire one ordinary share of IAG for each right. The rights were issued for nil consideration. The exercise price is $1 per tranche of rights exercised. Holders do not receive dividends and do not have voting rights until the rights are exercised. IAG shares are bought on market and held in trust to satisfy future exercise of the rights. The rights generally lapse upon termination of employment. The performance hurdle is based on a comparison of IAG's total shareholder return with the total shareholder return of the relevant companies in the S&P/ASX 100 index.

The total rights issued under the Performance Award Rights Plan are summarised below:

Grant date	Last expiry date	Exercise price	Rights on issue at the beginning of the year	Rights granted during the year	Rights lapsed during the year	Rights on issue at the end of the year
24/12/2002	24/12/2012	$1	3,893,881	-	43,536	3,850,345
22/09/2003	22/09/2013	$1	-	4,147,896	64,799	4,083,097
10/12/2003	10/12/2013	$1	-	400,000	-	400,000
26/03/2004	26/03/2014	$1	-	955,999	-	955,999
			3,893,881	5,503,895	108,335	9,289,441

(h) Performance share rights plan
The PSR plan was in operation from December 2000 and closed for further new rights issues during the year ended 30 June 2003. On the satisfaction of a performance hurdle, participating employees are able to exercise those rights, which convert into new ordinary shares of IAG. The rights were issued for nil consideration. The exercise price is $1 per tranche of rights exercised. For all Performance Share Rights issued prior to 13 December 2001, the performance hurdle related to the total shareholder return of IAG shares over a defined period. For all Performance Share Rights issued on or after 13 December 2001 the performance hurdle is based on a comparison of IAG's total shareholder return with the total shareholder return of the relevant companies in the S&P/ASX 100 index.

Once exercised, trading in the shares of IAG will be covered by the restrictions for "designated employees" under the Protocol for Dealings in IAG shares.

4,618,500 rights were vested and 2,148,760 were exercised during the financial year ended 30 June 2004.

The total rights issued under the Performance Share Rights Plan are summarised below:

Grant date	Last expiry date	Exercise price	Rights on issue at the beginning of the year	Rights exercised during the year	Rights lapsed during the year	Rights on issue at the end of the year
21/12/2000	21/12/2010	$1	1,410,300	1,381,660	-	28,640
30/04/2001	30/04/2011	$1	3,208,200	767,100	-	2,441,100
02/08/2001	02/08/2011	$1	190,700	-	-	190,700
22/10/2001	22/10/2011	$1	135,000	-	-	135,000
13/12/2001	13/12/2011	$1	1,000,000	-	-	1,000,000
05/03/2003	05/03/2012	$1	501,897	-	-	501,897
15/07/2003	15/07/2012	$1	102,222	-	-	102,222
			6,548,319	2,148,760	-	4,399,559

(i) Non-executive directors' share plan
By resolution passed at the Company's 2001 AGM, non-executive Directors are required to receive at least 20%, but not in excess of 90%, of their annual base fee in IAG shares, rather than in cash. The IAG shares are bought on the market and held in trust on behalf of the Directors. The number of shares purchased is determined by the amount of the base fee each Director elected (taking into account the Director's preferences) to receive in IAG shares and the market price of the IAG shares at the date of allocation. This plan has been approved for all continuing non-executive Directors for the period from December 2002 to November 2005.

Note 42. Employee entitlements (continued)

(j) Superannuation commitments
Most existing employees of the consolidated entity are members of, and all joining employees are eligible to be members of, the IAG & NRMA Superannuation Plan ("the Plan") (formerly NRMA Superannuation Plan) on an accumulated benefits basis. A minority of employees participate in the Plan on a defined benefit basis.

During the financial year ended 30 June 2004, members of RACV Superannuation Funds, CGU Superannuation Fund and CGU-VACC Pension Fund were transferred into IAG & NRMA Superannuation Plan.

The IAG Group contributed to various other superannuation funds during the financial year but this involved a small number of employees and is insignificant to the IAG Group.

The unaudited financial position of that portion of the IAG & NRMA Superannuation Plan, which is set out below represents the interest in the Plan of IAG Group employees.

	IAG & NRMA Superannuation Plan 30 June 2004 $m
Date of last actuarial valuation	30 June 2004
Net market value of net assets held by the plan	675
Present value of employees' accrued benefits	(605)
Excess of net assets over accrued benefits	70
Vested benefits	586

The accrued benefits for defined benefit members of the Plan are determined on the basis of the present value of expected future payments that arise from membership of the Plan up to the measurement date. The accrued benefits are determined by reference to expected future salary levels and are discounted by using a market-based, risk-adjusted discount rate.

Vested benefits are the benefits which would be payable to plan members if they all voluntarily resigned as at the reporting date.

Due to the surplus in the Plan, a contribution holiday was in place throughout the financial year. The surplus of the Plan is not recognised in the statement of financial performance of the IAG Group.

Note 43. Segmental reporting

(a) Primary reporting – business segments

The consolidated entity operates in the general insurance industry and formerly also operated in the retirement services industry before the sale of the ClearView retirement services business effective 21 January 2004. In the general insurance industry, its revenue is derived from the underwriting of short-tail, long-tail and international insurance businesses and these form separate reportable segments along with retirement services. Other activities, including corporate services, investment management and investment of the IAG Group's capital funds form a separate segment.

	Short-tail insurance 2004 $m	Long-tail insurance 2004 $m	International insurance 2004 $m	Retirement services 2004 $m	Corporate and investments 2004 $m	Intersegment elimination 2004 $m	Total 2004 $m
External revenue	4,573	1,491	994	53	812	-	7,923
Intersegment revenue	-	-	251	-	6	(257)	-
Total revenue	4,573	1,491	1,245	53	818	(257)	7,923
Profit from underwriting	303	198	47	-	-	-	548
Investment income	89	134	21	-	569	-	813
Other operating result	5	16	-	15	(245)	-	(209)
Profit from ordinary activities before income tax	397	348	68	15	324	-	1,152
Income tax expense							(346)
Net profit							806
Segment assets	3,677	5,422	700	-	6,536	-	16,335
Unallocated assets							-
Total assets							16,335
Segment liabilities	3,677	5,422	700	-	2,312	-	12,111
Unallocated liabilities							-
Total liabilities							12,111
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	-	-	-	-	92	-	92
Depreciation expense*	14	10	6	-	8	-	38
Amortisation of goodwill and intangibles	-	-	-	-	118	-	118
Total depreciation and amortisation expense	14	10	6	-	126	-	156
Other non-cash expenses	56	26	5	1	6	-	94

* Depreciation expense is allocated to different business segments as management fees from the Corporate segment. Therefore all plant and equipment is treated as part of the Corporate segment.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

Note 43. Segmental reporting (continued)

(a) Primary reporting – business segments (continued)

	Short-tail insurance 2003 $m	Long-tail insurance 2003 $m	International insurance 2003 $m	Retirement services 2003 $m	Corporate and investments 2003 $m	Intersegment elimination 2003 $m	Total 2003 $m
External revenue	3,566	1,386	685	(12)	155	-	5,780
Intersegment revenue	-	-	209	-	14	(223)	-
Total revenue	3,566	1,386	894	(12)	169	(223)	5,780
Profit / (loss) from underwriting	192	(22)	29	-	-	-	199
Investment income	88	269	15	-	(76)	-	296
Other operating result	-	5	-	3	(206)	-	(198)
Profit / (loss) from ordinary activities before income tax	280	252	44	3	(282)	-	297
Income tax expense							(80)
Net profit							217
Segment assets	3,860	4,869	575	1,078	6,088	-	16,470
Unallocated assets							-
Total assets							16,470
Segment liabilities	3,860	4,869	575	929	2,184	-	12,417
Unallocated liabilities							-
Total liabilities							12,417
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	-	-	-	-	1,176	-	1,176
Depreciation expense*	14	10	6	-	5	-	35
Amortisation of goodwill and intangibles	-	-	-	-	81	-	81
Total depreciation and amortisation expense	14	10	6	-	86	-	116
Other non-cash expenses	35	18	7	1	4	-	65

* Depreciation expense is allocated to different business segments as management fees from the Corporate segment. Therefore all plant and equipment is treated as part of the Corporate segment.

Note 43. Segmental reporting (continued)

(b) Secondary reporting – geographical segments

The consolidated entity operates mainly in the Australian and New Zealand general insurance industry. It also operated in the retirement services industry in Australia before the sale of the ClearView retirement services business effective 21 January 2004. In the Australian market the IAG Group operates in all states and territories. Australia and International (mainly New Zealand) markets are therefore separate reportable geographical segments.

	Australia		International		Intersegment elimination		Total	
	2004 $m	2003 $m	**2004 $m**	2003 $m	**2004 $m**	2003 $m	**2004 $m**	2003 $m
External revenue	**6,882**	5,069	**1,041**	711	**-**	-	**7,923**	5,780
Segment assets	**15,254**	15,514	**1,908**	1,618	**(827)**	(662)	**16,335**	16,470
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	**90**	977	**2**	199	**-**	-	**92**	1,176

Note 44. Financial instruments

The IAG Group is exposed to interest rate risk, equity risk, exchange rate risk and credit risk from its business, investment activities and foreign currency borrowings. To effectively manage the risk of significant negative movement, specifically in interest rates and equity prices, a combination of derivatives has been used.

(a) Interest rate risk

The IAG Group's exposure to interest rate risk results from the holding of financial assets and liabilities in the normal course of business.

(i) Interest rate swap agreements

Insurance Australia Limited (formerly NRMA Insurance Limited) has entered into interest rate swap agreements ("swap agreements") to manage the interest rate exposure on the IAG Group's borrowings. Insurance Australia Limited pays a fixed rate of interest under the swap agreements and receives a variable rate of interest equal to the amount payable on the underlying hedged borrowings. The interest income and expense associated with the swap agreements are charged to the statement of financial performance on a daily basis over the term for which the swap is effective as a hedge of the underlying borrowing. As at 30 June 2004, the weighted average fixed interest rate payable under the swap agreements was 6.77% per annum (2003 – 6.92% per annum) and the weighted average floating rate receivable was 7.02% per annum (2003 – 6.35% per annum).

As at balance date, the notional principal amounts and period of expiry of the swap agreements are as follows:

	PARENT		**CONSOLIDATED**	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Interest rate swaps				
- Within 2 to 5 years	**-**	-	**50**	50
- Within 5 to 7 years	**-**	-	**350**	350
	-	-	**400**	400

(ii) Futures

At balance date, the notional principal amounts and period of expiry of the interest rate related contracts were as follows:

Futures				
- Within 1 year	**-**	-	**603**	217
- Within 1 to 2 years	**-**	-	**169**	-
	-	-	**772**	217

Note 44. Financial instruments (continued)

(a) Interest rate risk (continued)

(iii) The exposure to interest rate risk and the weighted average effective interest rates on the interest-bearing financial assets and liabilities of the consolidated entity are summarised in the table below. All other assets and liabilities disclosed on the statement of financial position are non-interest bearing.

		CONSOLIDATED					
		Fixed interest rate maturing in					
2004	**Floating interest rate $m**	**1 year or less $m**	**Over 1 to 5 years $m**	**More than 5 years $m**	**Non-interest bearing $m**	**Total $m**	**Weighted average interest rate %**
Financial assets							
Cash and deposits	**429**	**376**	**854**	**42**	**2**	**1,703**	**5.63**
Premium funding loans	**90**	**-**	**-**	**-**	**-**	**90**	**11.56**
Government and semi-government stocks and bonds	**-**	**472**	**1,679**	**1,078**	**-**	**3,229**	**5.64**
Bonds	**-**	**1**	**2**	**-**	**-**	**3**	**6.58**
Commercial bills	**33**	**1,469**	**-**	**-**	**-**	**1,502**	**5.48**
Other investments	**-**	**114**	**833**	**33**	**-**	**980**	**5.36**
	552	**2,432**	**3,368**	**1,153**	**2**	**7,507**	
Financial liabilities							
Senior term notes	**-**	**-**	**91**	**-**	**-**	**91**	**7.12**
Subordinated term notes	**50**	**-**	**249**	**2**	**-**	**301**	**6.39**
US subordinated term notes	**-**	**-**	**-**	**345**	**-**	**345**	**5.19**
	50	**-**	**340**	**347**	**-**	**737**	
2003							
Financial assets							
Cash and deposits	621	167	863	-	5	1,656	4.81
Premium funding loans	76	-	-	-	-	76	13.01
Government and semi-government stocks and bonds	-	467	1,513	1,179	-	3,159	4.71
Bonds	3	111	261	98	-	473	4.86
Commercial bills	-	1,456	-	-	-	1,456	4.80
Other investments	-	256	438	116	-	810	5.63
	700	2,457	3,075	1,393	5	7,630	
Financial liabilities							
Commercial paper	136	-	-	-	-	136	4.82
Senior term notes	-	-	44	43	-	87	7.21
Subordinated term notes	50	2	249	-	-	301	6.32
US subordinated term notes	-	-	-	358	-	358	5.19
	186	2	293	401	-	882	

Note 44. Financial instruments (continued)

(b) Equity price risk

In addition to the effects of movements in interest rate and foreign exchange values, the IAG Group is also exposed to equity market volatility through its investment in equities.

At balance date, the notional principal amounts and period of expiry of the equity related contracts were as follows:

	PARENT		CONSOLIDATED	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
SPI futures				
- Within 1 year	-	-	**356**	47
Equity swap				
- Within 1 year	-	-	-	-
Options				
- Purchased – within 1 year	-	-	**9**	1,559
- Written – within 1 year	-	-	**33**	464
	-	-	**398**	2,070

(c) Exchange rate risk

(i) Insurance Australia Limited has entered into cross currency swaps to fully hedge the Australian dollar value of principal and interest flows on the IAG Group's US subordinated term notes. The swaps mature in 2010. Over the term of the swaps, the company will receive US dollar payments equal to the interest payable on the notes and will pay interest at either a fixed rate or variable rate of the three month bank bill swap rate plus a margin on a principal amount totalling A$401 million. On maturity of the swap, the IAG Group will repay the principal amount totalling A$401 million and receive US$240 million based on the original spot exchange rate at inception.

Insurance Australia Limited has also entered into short-term currency swaps in order to provide New Zealand dollar denominated funding to the IAG Group's New Zealand operations, primarily in relation to the acquisition of the New Zealand businesses of Aviva plc. The average contractual exchange rate on the New Zealand dollar swaps is A$1 to NZ$1.128. Revaluation gains and losses on the currency swaps are taken up in the statement of financial performance and offset against the revaluation gains and losses of the underlying borrowings.

(ii) The IAG Group is exposed to foreign exchange risk on its investment in international equities and uses derivatives to help manage this exposure by entering into forward foreign exchange contracts. Contractual amounts for foreign exchange derivatives outstanding at balance date include forward foreign exchange contracts to purchase $15 million (2003 - $Nil). The maturity profile of these derivatives is as follows:

Forward foreign exchange contracts				
- Within 1 year	-	-	**15**	-

(d) Credit risk

The credit risk exposures of the IAG Group are in respect of the non-repayment of receivables, loans and advances due from third parties and the amounts are as indicated by the carrying amount of the financial assets. There is no significant concentration of credit risk as the IAG Group transacts with a large number of individual debtors without any single one being material.

As the primary purpose for using derivatives is hedging, any over-the-counter derivatives used have been transacted with investment grade quality financial institutions only. The IAG Group's credit policy and procedures ensure that exposures to counter party risks are monitored constantly to operate within the risk limits approved by the Board.

As the exchange traded derivatives are being settled on a daily basis with the clearing house of the exchange, credit risk associated with these contracts is minimal.

Note 44. Financial instruments (continued)

(e) Net fair value

The IAG Group's financial assets and liabilities are carried in the statement of financial position at amounts that approximate net fair value. The carrying value amounts of all financial assets and liabilities are reviewed to ensure they are not in excess of the net fair value.

The net fair value of financial assets and liabilities arising from the derivatives other than interest rate swaps (being currency and equity swap agreements, Share Price Index futures, equity options, bank bill and bond futures options and forward foreign exchange contracts) has been determined as the carrying value which represents the amount currently receivable or payable at the reporting date. The carrying value of all these derivatives is a net payable of $60 million (2003 – net receivable of $10 million). The net fair value of interest rate swaps is a net receivable of $14 million (2003 – net payable of $5 million) (carrying value of $Nil, 2003 – carrying value of $Nil).

Note 45. Capital adequacy

Existing prudential standards sets out the basis for calculating the minimum capital requirement ("MCR") of licensed insurers. The MCR assumes a risk-based approach and is determined as the sum of the capital charges for insurance, investment, investment concentration and catastrophe risk.

The MCR of the IAG Group applying consolidation principles to the prudential standards is as follows:

	Notes	CONSOLIDATED 2004 $m	2003 $m
Statutory capital requirements			
Tier 1 capital			
Paid-up ordinary shares		**3,263**	3,434
Reset preference shares		**539**	539
Retained profits and reserve		**(264)**	(398)
Excess technical provisions (net of tax)		**375**	353
Less: deductions		**(1,663)**	(1,838)
		2,250	2,090
Tier 2 capital			
Subordinated term notes		**644**	657
Capital base		**2,894**	2,747
Australian general insurance businesses		**1,475**	1,392
International insurance businesses	(i)	**179**	136
Other businesses	(ii)	**-**	165
Minimum capital requirements (MCR)		**1,654**	1,693
MCR multiple		**1.75**	1.62

(i) The capital requirement for International insurance businesses is calculated on a similar basis to the Australian regulatory requirements.

(ii) The 2003 MCR includes the capital requirement for ClearView business, which was sold to MBF during the financial year.

	Notes	CONSOLIDATED 2004 $	2003 $
Note 46. Net tangible assets			
Net tangible asset per ordinary share	(i)	**0.96**	0.84
Net tangible asset per reset preference share	(ii)	**100.00**	100.00

(i) Net tangible assets per ordinary share has been determined after adjusting for outside equity interests, intangible assets (being goodwill and other intangibles per note 18) and the value of reset preference shares on issue (note 28).

(ii) Net tangible assets per reset preference share has been reflected at the face value of $100, as these shares have no further entitlement to the assets of the Company.

Note 47. Events subsequent to reporting date

As the following transactions occurred after balance date and did not relate to conditions existing at balance date, no account has been taken of them in the financial statements for the year ended 30 June 2004.

(a) On 19 August 2004, a final dividend of 14 cents per share, 100% franked, was declared by the Company. The dividend will be paid on 18 October 2004.

(b) International financial reporting standards

(i) Overview

For reporting periods beginning on or after 1 January 2005, the IAG Group must comply with Australian equivalents to International Financial Reporting Standards ("A-IFRS") as issued by the Australian Accounting Standards Board. The IAG Group's financial report will be prepared in accordance with A-IFRS for the first time for the half year ending 31 December 2005 and the year ending 30 June 2006.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements ("Australian GAAP"). The differences between Australian GAAP and A-IFRS identified to date as potentially having a material effect on the IAG Group's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and A-IFRS as there is still work to be completed.

The potential impacts on the IAG Group's financial performance and financial position of the transition to A-IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as at the transition date of 1 July 2004 due to the short timeframe between finalisation of the A-IFRS standards and the date of preparing this report. The impact on future years will depend on the particular circumstances prevailing in those years.

It is important to understand that while the A-IFRS accounting requirements will change the IAG Group's reported results, this does not represent a change in the strength of the underlying business.

(ii) Management of the IAG Group's transition

The IAG Group has established a project team to manage the transition to the new standards, including training of staff and system and internal control changes necessary to gather all the required financial information. The project team is chaired by the CFO and reports quarterly to the audit committee. The project team has prepared a detailed timetable for managing the transition to the new standards and is currently on schedule. To date the project team has analysed most of the new standards and has identified a number of accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards. Some of these choices are still being analysed to determine the most appropriate accounting policy for the IAG Group.

Note 47. Events subsequent to reporting date (continued)

(iii) Key differences

The key implications of the conversion to A-IFRS on the IAG Group are as follows:

Insurance contracts The large majority, if not all, of the insurance products are expected to meet the new accounting definition of an "insurance contract" Changes to accounting for insurance products are not expected to be significant	In respect of the IAG Group's core insurance business, the changes to financial reporting on conversion to A-IFRS are not expected to be significant. One of the key changes is that the standard provides a definition of an "insurance contract". General insurance products and reinsurance products that meet the definition will continue with current accounting treatments subject to a revised liability adequacy test. Those general insurance products and reinsurance products that fall outside the definition will be treated as investment contracts or service contracts and be accounted for as financial instruments or revenue contracts respectively. An analysis of the IAG Group's general insurance products and reinsurance products on offer, or utilised, is substantially complete with the expectation that most, if not all, will meet the definition of an insurance contract. This would mean that the IAG Group's accounting for unearned premium, deferred acquisition costs, outstanding claims, premium revenue, claims expense and reinsurance recoveries would continue without significant change, subject to a revised liability adequacy test.
Reset preference shares Reclassified as debt Distributions treated as interest, not dividends	The IAG Group's reset preference shares will be reclassified as debt. APRA has indicated they may grandfather the current regulatory capital treatment for existing instruments that are adversely affected by the accounting standard change. Distributions on those instruments (refer note 7(b)) will be treated as interest rather than dividends.
Financial assets More choices around accounting policies for investment assets Accounting policy selection still to be made	Under current accounting standards the IAG Group is required to measure at net market value (fair value less disposal costs) all investments integral to general insurance activities with movements in the net market value recorded in the statement of financial performance. Under A-IFRS the IAG Group will be required to measure at fair value only those assets held to back insurance liabilities and only where a fair value measurement option is available under the relevant accounting standards. Those financial assets that are not held to back insurance liabilities will move to a system of purpose led accounting. The new standards require classification of the investments based on the purpose for which they are held. The different classifications have different accounting treatments, being fair value through the statement of financial performance, fair value through equity, and amortised cost. The IAG Group has not yet finalised its accounting policy in response to these changes. All derivative contracts, regardless of the purpose for which they are used, will be measured at fair value.
Goodwill No amortisation moving forward resulting in lower expenses, subject to impairment charges	The IAG Group will not restate the accounting for business combinations transacted prior to 1 July 2004, as permitted under first time adoption. Goodwill will not be amortised but will be tested for impairment at least annually. Using A-IFRS impairment methodology the balance of goodwill shown in this report of $1,455 million (refer note 18) is supportable. The IAG Group had a goodwill amortisation expense for the year to 30 June 2004 of $91 million (refer note 3). The elimination of the requirement to amortise goodwill under A-IFRS will increase reported profits, subject to any impairment charge that may be required.
Non-goodwill intangibles All current non-goodwill intangible assets qualify for recognition	Existing non-goodwill intangible assets on the IAG Group's balance sheet at 30 June 2004 meet the recognition and measurement requirements of A-IFRS and so the accounting treatment, including amortisation, will remain unchanged. They will be subject to impairment testing. In certain circumstances under A-IFRS, development phase expenditure will be capitalised and so recognised as an internally generated intangible asset. Software development is the largest component of development expenditure for the IAG Group. The IAG Group is not currently carrying any capitalised software development costs in the statement of financial position but may have to review this position.

Note 47. Events subsequent to reporting date (continued)

(iii) Key differences (continued)

Superannuation surplus Positive impact to retained earnings at 1 July 2004 New asset/liability recognised	Under A-IFRS the relevant net position of defined benefit superannuation plans will be recognised in the statement of financial position with movements recognised in the statement of financial performance. While information regarding the financial position of the IAG & NRMA Superannuation Plan ("the Plan") sponsored by the IAG Group is provided in the notes to the financial statements (refer note 42(j)), the net position of the Plan is not recognised in the IAG Group's results. The relevant surplus in the Plan as at 30 June 2004 under A-IFRS will pass through retained earnings as at 1 July 2004. The surplus calculated under A-IFRS will be different to that calculated in accordance with current accounting standards because of different measurement requirements with the principal difference being the discount rate applied. Only a small minority of employees of the IAG Group participate in the Plan on a defined benefit basis.
Share-based payments Trust likely to be consolidated Overall expense likely to be reduced	Under A-IFRS the fair value at grant date of share-based remuneration is required to be recognised as an expense over the period from grant date until the equity instruments vest fully to the employee. The IAG Group has, during the last two years, simplified its approach to share-based remuneration. The cost to the IAG Group of acquiring shares to fund future obligations for share-based remuneration is expensed in full, generally over the period during which the employees provide related services. Under A-IFRS it is likely that the equity remuneration trust used to manage the share-based arrangements will be consolidated by the IAG Group. The impact of this would be that the shares purchased by the equity remuneration trust would likely be accounted for as a reduction in equity. The requirement to determine the fair value of the share-based remuneration and recognise this expense over the period from grant date to vesting date will likely result in a reduction in the overall expense recognised for the IAG Group in relation to share-based payments. The IAG Group will not retrospectively apply the A-IFRS expense treatment to the performance share rights plan (refer note 42(h)) because the rights were granted prior to 7 November 2002, as permitted with A-IFRS first time adoption.
Property All property classified as owner occupied	Under current accounting treatments, all property, regardless of the purpose for which it is used, must be designated as an investment integral to general insurance activities and so is measured at fair value. This designation will not continue under A-IFRS and property will be classified according to the purpose for which it is held. All of the property within the IAG Group will be classified as "owner-occupied property" under A-IFRS. Under A-IFRS, the IAG Group has the option to continue to measure the property at fair value, but with movements being recorded through equity, or to apply a cost approach under which the property would be depreciated over its useful life and also be subject to impairment testing.
Taxation More deferred tax assets and liabilities may be recognised	Income tax will be calculated based on the "balance sheet approach" replacing the "income statement approach" currently used. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its tax base (being the amount attributed to an asset or liability for tax purposes). This may result in more deferred tax assets and liabilities and, as tax effects follow the underlying transaction, some tax effects will be recognised in equity.
Retained earnings The retained earnings balance as at 30 June 2004 will change	In transitioning to A-IFRS the basic principle (there are exceptions) is that the IAG Group must apply the new standards as if the IAG Group had always applied them. There will therefore be some retrospective adjustments that will affect the retained earnings balance as at 1 July 2004.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the Directors of Insurance Australia Group Limited:

(a) the financial statements and notes, set out on pages 11 to 69, are in accordance with the Corporations Act 2001, (except as exempted by an order issued by the Australian Securities & Investments Commission as stated in note 1(a)(ii)), including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed at Sydney this 19th day of August 2004 in accordance with a resolution of the Directors.

.... Director

.... Director

KPMG

INDEPENDENT AUDITORS' REPORT

To the shareholders of Insurance Australia Group Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Insurance Australia Group Limited (the "Company") and IAG Group (the "Consolidated Entity"), for the year ended 30 June 2004. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the shareholders of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

(a) examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and

(b) assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Insurance Australia Group Limited is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2004 and of their performance for the financial year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

Terblanché

Dr Andries B Terblanché
Partner

Sydney
19th August 2004


Financial results
Full-year ended 30 June 2004
Michael Hawker, Chief Executive Officer
George Venardos, Chief Financial Officer
19 August 2004
IAG
Insurance Australia Group
NRMA INSURANCE
SGIO
SGIC
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923

Good morning. Welcome to the Insurance Australia Group FY04 results briefing.

Copies of all the materials we are using here this morning are already on our website.

Agenda

IAG Insurance Australia Group

- Overview of results and financial position — Michael Hawker
- Dividends
- Integration update — George Venardos
- Segmental analysis
- Capital and ROE
- Strategic targets & short-term outlook — Michael Hawker
- Conclusion & questions

NRMA INSURANCE SGIO SGIC CGU STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

2

The presentation will follow our usual format and we should appreciate it if you would keep your questions until the end of the presentation.

The CEO will provide an overview of the results, the financial position and the dividends.

The CFO will then provide the final report on the CGU and NZI integration and some more detail on the results of the business segments.

Finally, before questions, Mike will talk through our updated strategic goals and the short term outlook.

Now I would like to hand over to Mike to begin taking you through the results.


Our operating environment
IAG
Insurance Australia Group
• Continuing regulatory change
– FSR implementation
– Potts and Davis reviews
– Terrorism insurance pool implemented
– 39 changes to legislation
– Draft APRA Stage II reforms
• Outcomes versus business expectations
– Motor accident frequency under long-term averages
– Major storms – No 2 in NZ & No 14 in Australia
– Buoyant equity markets
• Increased competition
NRMA INSURANCE
SGIO
SGIC
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923
3

Good morning.

Before addressing the results, I'd like to put them in the context of the operating environment.

Firstly, business, and the insurance industry in particular, continues to experience regulatory change. This presents operational challenges and ongoing costs. In the past year:

• We implemented all the documentary and operational changes and training required to meet our obligations under the FSR (Financial Services Reform) changes;

• We made submissions to reviews such as the Potts Review (on the role of discretionary mutual funds in the provision of insurance) and the Davis Review (on direct offshore foreign insurers);

• The ICA (Insurance Council of Australia) estimates that there were 39 pieces of amended legislation we had to address; and

• We made submissions on, and continue to plan for, the changes that arise out of the proposed APRA Stage II reforms.

It was also an unusual year in some respects. Dry weather continued and motor claims frequency remained below long-term averages. There were two major storms – in Melbourne in December and New Zealand in February – which rank as No.14 and No. 2 in the respective countries in terms of the value of insured losses. Total incurred claims for storms was about $265m, considerably above our budgeted allowances. Finally, equity market performance exceeded our expectations for the year.

The market also experienced increased competitive activity. In commercial insurance we saw foreign players more actively seeking business in the market. In personal insurance, the local players, including ourselves, have become more active in promoting product features and service.

Highlights of improved performance

- Group Gross Written Premium of $6.4bn
  - More than double $2.6bn at listing four years ago
- Insurance margin of 13.5%, up from 12.3% for FY03
  - Exceeding long-term target range of 9–12%
  - Includes 15.2% for 2H04 (11.8% for 1H04)
  - Reflects a confluence of favourable conditions and the Group's underlying operational improvements
- Net profit after tax of $665m for shareholders
  - Includes a full 12 months of CGU/NZI results
  - Income of shareholders' funds of $434m pre-tax (compared to a $120m loss in FY03)
  - Profit on disposal of ClearView - $61m pre-tax

Insurance Australia Group Limited
ABN 60 090 739 923

4

The Group's GWP went through the $6bn mark during the year. At $6.4bn it is nearly 21/2 times the $2.643bn reported for FY00 as the company listed or an annual compound growth rate of almost 25%.

The insurance margin of 13.5% for FY04 is up 1.2% from 12.3% for FY03. As noted when we announced the 1H04 results in February, we expected the insurance margin to exceed the Group's long-term target range of 9 – 12% for some time and this prediction has proved true with an insurance margin of 15.2% for 2H04.

This reflects a confluence of favourable conditions and the outcome of a lot of effort in delivering improved operational performance.

The shareholders' net profit after tax of $665m includes a non-recurring $57m ($61m pre-tax) in respect of the sale of the ClearView business in January 2004. Excluding this, the annual underlying profit of $608m is effectively double that of 1H04 ($302m), reflecting the operational improvements and sustained very high equity market returns which delivered over $200m in pre-tax return for the shareholders' funds in each half.

Financial position strong

IAG Insurance Australia Group

- Net cash generated from operations exceeded $1.1bn for FY04
- Reported ROE for ordinary shareholders of 21.1% for FY04
  - Normalised ROE of 15.1% for FY04 (12.9.% for FY03)
- Average ROE for the four years since listing
  - Reported 7.6%
  - Normalised 12.1%
- Very strong capital position
  - Paid $696m to shareholders in FY04 (dividends and buy-back) and repaid all short-term debt ($136m)
  - Group MCR multiple of 1.75x at June 2004
- All key insurers have 'AA' (Outlook 'Stable') S&P ratings

NRMA INSURANCE SGIO SGIC CGU STATE

Insurance Australia Group Limited
ABN 60 090 739 923

5

Net cash flow generated from operations was $1,169m for FY04 – up 41% from the $825m reported for FY03.

The combination of the very strong insurance margins and a substantial rise in equity market returns enabled the Group to deliver its first double-digit ROE on a reported basis – 21.1%. Restating this to include normalised returns on shareholders' funds, the ROE was 15.1% and this also exceeded the Group's target range of 13 – 15% for return over the cycle. It is worth noting that the Group has not quite reached the position where the average ROE since listing is within the range – it is 12.1%. Shareholders' patience in this regard is appreciated, particularly as the average reported ROE for the same period is still only 7.6%, despite including 21.1% for FY04.

The Group paid $282m in dividends to IAG shareholders during the financial year, completed a $414m off-market buy-back of ordinary shares and repaid all its short-term borrowings of $136m (total outlay of $832m).

The Group's MCR multiple at balance date was 1.75x and the Australian insurers' multiple remained above 2 times (2.29x). The Group's benchmark is 1.60x and the surplus above this will fund the Group's final dividend of $223m.

Earlier this year, Standard & Poor's increased the insurer financial strength and counter-party credit ratings of CGU Insurance Limited and Swann Insurance Limited to 'AA', thereby aligning them with the ratings of the other key insurers in the Group. They are currently the highest ratings held by any Australian based financial institution.

Annual dividend increased by 91%

- Increased dividend payout – all fully franked
  - Final dividend 14 cents per share (Final '03: 7.0 cps)
  - Annual dividend per share up 91% to 22 cps
- Full year dividend payout represents 68% of normalised profits
  - At the upper end of policy range of 50 – 70%
- Dividend to be paid on 18 October 2004
  - Record date of 15 September (Ex 9 September)
  - DRP shares to be sourced by on-market purchase of shares (no discount)
  - Pricing period of 10 trading days from 20 September

The final dividend will be 14 cents per share, which is double the final dividend of 7cps paid for FY03. This brings the annual dividend for FY04 to 22 cps, an increase of 91% on the 11.5 cps paid for FY03.

The full year payout represents 68% of normalised profits (including the ClearView sale) for the year. This is at the upper end of the Group's policy on payout range reflecting the strong capital position and the Board's confidence that the business momentum can sustain growing annual dividends – at a double digit pace for at least two years.

The Group's dividend reinvestment plan ('DRP') will operate for the final dividend. In view of the strong capital position, and consistent with the practice for the last year, the Group will not be issuing fresh shares to meet the DRP. Instead shares will be purchased on-market for the participants. The DRP price will be determined over the 10 ASX trading days commencing 20 September and will not include a discount.

Financial results overview

IAG
Insurance Australia Group

Financial results/ratios	Full-year ended Jun-03	Half-year ended Dec-03	Half-year ended Jun-04	Full-year ended Jun-04
Net earned premium (A$m)	$4,636	$2,912	$2,951	$5,863
Insurance profit (A$m)	$571	$344	$448	$792
Shareholders' funds investment income (A$m)	($120)	$204	$230	$434
Profit before income tax & OEI (A$m)	$297	$484	$668	$1,152
Reported NPAT (A$m)	$153	$302	$363	$665
Net cash flow from operations (A$m)	$825	$694	$475	$1,169
Reported ROE % to ordinary shareholders	5.1	18.4	23.4	21.1
Normalised ROE % to ordinary shareholders	12.9	14.5	14.7	15.1
Basic EPS (cents)	8.65	17.07	20.80	37.87
Dividends per ordinary share	11.5	8.0	14.0	22.0
Group insurance ratios				
Loss ratio	72.5%	65.6%	64.6%	65.1%
Expense ratio	23.2%	24.9%	26.2%	25.6%
Administration expense	17.5%	17.1%	18.5%	17.9%
Commission ratio	5.7%	7.8%	7.7%	7.7%
Combined ratio	95.7%	90.5%	90.8%	90.7%
Insurance margin (before tax)	12.3%	11.8%	15.2%	13.5%
Consolidated MCR multiple	1.62x	1.90x	1.75x	1.75x
Australian insurance operations MCR multiple	2.03x	2.21x	2.29x	2.29x
Minimum probability of sufficiency of claims reserves	90%	90%	90%	90%

Insurance Australia Group Limited
ABN 60 090 739 923

7

Net earned premium was effectively static between 1H04 and 2H04. This largely reflects a combination of growth in volume (risks in force) and sums insured offset by rate reductions in portfolios such as CTP and workers' compensation.

The insurance margin for 2H04 is 15.2% compared with 11.8% for 1H04 reflecting the underlying improvement in the operations.

Investment income on shareholders' funds is $434m (pre-tax) for the year, and is a turnaround of $554m from the FY03 loss of $120m, reflecting the buoyant equity markets.

As noted earlier, the 2H04 profit after tax for shareholders includes the sale of ClearView – excluding this, profit in 2H04 was similar to 1H04 at just over $300m.

Cash flow is very strong at $1.2bn for the year. The lower level in 2H04 is essentially due to seasonality. It is also affected by the timing of large events, eg some of the repair work for the Melbourne storms in early December 2003 was still being undertaken and paid for in 2004.

Earnings per share increased by a multiple of over four to 37.87 cps (calculated using the weighted average number of shares on issue)

The Group retains its policy of a minimum probability of sufficiency of 90%.

Growth in business versus premium

- Gross written premium increased 25% on FY03 to $6,427m
  - FY03 reported $5,150m
  - Add annualised CGU and NZI GWP ($1,291m for 2H03)
  - Exclude FY03 health insurance GWP of $173m
  - Re-based FY03 GWP of $6,268m
- Underlying growth in GWP is 2.5%
- Risks in force (excluding health) increased 5.2%
  - 2H04 increased 3.3% from December 2003
- Implies average GWP per risk in force has reduced by 2.5%
- Insurance margin increased and average premium reduced – sharing of improved outcomes with customers and shareholders

Insurance Australia Group Limited
ABN 60 090 739 923

8

I noted earlier how the business has grown substantially in recent years. When considering the growth in premium in the past year it is important to understand the contributing factors.

Excluding the affect of the acquisition, gross written premium (GWP) has grown by 2.5%. This understates the momentum in the business as the risks in force at 30 June 2004 are 5.2% higher than a year before.

Thus, average written premium per risk in force has actually decreased by 2.5%.

This has been achieved while increasing insurance margins. Costs are reducing as a result of increased efficiency and reduced frequency. Some of the frequency changes are systemic and some are due to improved portfolio mix. These changes reduce risk and premiums per risk and provide increased margins. The benefits are being shared by customers and shareholders.

Contributions to profit before tax



Components of IAG EBITDA (excl OEI)
$95m
($54m)
$142m
$263m
$559m
$718m
A$m
800
700
600
500
400
300
200
100
-
(100)
(200)
(300)
33
125
(54)
(9)
153
(180)
(27)
290
(129)
(19)
9
281
(27)
11
204
344
61
230
448
(21)
1H02
2H02
1H03
2H03
1H04
2H04
Insurance result
Investment return on shareholder funds
Operating margin (excluding interest & amortisation)
Non-recurring items

- For the first financial year since listing, the Group's sustained improvement in operating margins was boosted by positive returns on shareholders' funds

Insurance Australia Group Limited
ABN 60 090 739 923

9

This slide is a graphic illustration of the growth in the earnings from the insurance operations and the boost received from the reversal of fortune in returns from the equity markets, which drive the return from shareholders' funds.

The figures at the bottom of the bars (and top in 1H04) are net other expenses (eg corporate costs and fee based businesses).


Combined ratio components
IAG
Insurance Australia Group
Expense ratio
(incl. commission ratio)
22.1%
23.9%
20.6%
17.9%
2.4%
17.7%
2.0%
17.5%
5.7%
17.1%
7.8%
16.5%
7.7%
17.9%
7.7%
FY98 FY99 FY00 FY01 FY02 FY03 1H04 2H04 FY04
Loss ratio
87.3%
83.8%
85.9%
80.5%
75.9%
72.5%
65.6%
64.6%
65.1%
FY98 FY99 FY00 FY01 FY02 FY03 1H04 2H04 FY04
Expense ratio
• New business investments
• Data cleansing
• IT transformation
• Integration expenses
Combined ratio
109.4%
107.7%
107.5%
100.8%
95.6%
95.7%
90.5%
90.8%
90.7%
FY98 FY99 FY00 FY01 FY02 FY03 1H04 2H04 FY04
NRMA INSURANCE
SGIO
SGIC
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923
10

This slide shows the components of the improvement in the combined ratio over 7 years.

The expense ratio now reflects a full year of the CGU and NZI business, with its higher commission ratio.

The administration ratio for 2H04 largely reflects investments made back into the business to increase the Group's capacity and efficiency. On the capacity side, during FY04 we launched:

- The NRMA Insurance business in Tasmania;
- Home warranty insurance in NSW and Victoria;
- Our own marine underwriting business; and
- Travel insurance under the SGIO, SGIC and NRMA Insurance brands.

Aside from the work on integration, we have also made significant improvements in the IT infrastructure (both throughout the network and in the opening of our data centre in Melbourne as part of the IT operations in-source) and are investing considerable effort in 'data cleansing' to improve the accuracy of our understanding of our customers' full relationships with us. These investments will yield benefits during FY05.

The Group has now reported underwriting profits for 3 consecutive years and plans to continue to do so.


Insurance margin exceeding long-term target range
IAG
Insurance Australia Group
Insurance margin (pre-tax)
Half-years
Full years
8.0% 9.4% 16.1% 9.9% 11.8% 15.2%
7.6% 8.7% 12.3% 13.5%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
(2.0%)
(4.0%)
Long-term target range of 9 – 12%
1H02 2H02 1H03 2H03 1H04 2H04
FY01 FY02 FY03 FY04
Investment return on technical reserve
Underwriting result
Insurance Australia Group Limited
ABN 60 090 739 923
11

This slide shows why looking at the combined ratio in isolation is a very limited way of looking at the results. In periods where discount rates move significantly, the composition of the insurance margin between underwriting profit and technical reserves income also changes.

During FY04, increased discount rates added 2.1% to the blue bar and caused a similar reduction in the grey bar.

What is clear from this chart is that the overall trend in insurance margin is up and that the Group is currently achieving insurance margins which exceed its long-term target range of 9 – 12%.

This is the second full year since listing that this has occurred and reflects the combination of the improved environment for the insurance industry and the Group's efforts to improve the efficiency of its operations.

Some factors which have helped this – such as the commercial cycle turning and overall drier weather – are expected to ease over time while others – such as the improved efficiency of operations – are more sustainable.

Significant improvement in investment returns

Portfolio income (pre-tax) and incl. derivatives	FY03		1H04		2H04		FY04	
	A$m	Return (%)	A$m	Return (%)*	A$m	Return (%)*	A$m	Return (%)
Technical reserves	372	8.0%	67	2.0%	177	5.5%	244	3.8%
Shareholders' funds	(120)	(6.5%)	204	16.8%	230	19.8%	434	19.1%
Total investment income	**252**	**3.1%**	**271**	**6.4%**	**407**	**9.4%**	**678**	**8.1%**

** Returns for 1H04 and 2H04 are annualised.*

- The technical reserves return of 3.8% includes active return of 68 basis points for the year
- Shareholders' funds returns were boosted by returns of 21.3% and 19.4% from the Australian and international equity markets, respectively
- The overall return of 8.1% includes active return of 96 basis points or approximately $86m (pre-tax)

Investment returns continue to be volatile although the volatility in the return on technical reserves is, as noted earlier, largely offset by movements in the claims reserves when changes in discount rates are applied because the Group matches the duration of the technical reserves investments to the expected duration of the claims reserves.

As is well known, the returns from equity markets in FY04 were very high at about 20% and reversed large losses incurred in the previous two years.

The Group's asset managers also added to the market returns with active returns generating about $86m (pre-tax) or 96 basis points.

Another improved result

IAG Insurance Australia Group

- Reported profit of $665m for shareholders
- Growth in premium rates slowed but out-paced by volume growth
- Operating performance exceeding Group targets supported by
  - The industry environment
  - Lower claims frequency
  - Improved internal performance
- Result boosted by profit on sale of ClearView and very strong equity market returns
- Strong cash flows and financial position
- Increase of 91% in annual dividend – final dividend of 14 cps

Insurance Australia Group Limited
ABN 60 090 739 923

13

Excluding the effects of the CGU and NZI acquisition, premium growth in the last year has been very modest. The Group is writing more business in terms of the value and number of risks it insures but premiums collected are not growing as fast. This is because the Group has provided rate reductions in classes where savings being generated justify this. As noted earlier, the main examples of this are NSW CTP and WA workers' compensation. In some other classes, such as motor vehicle and parts of liability insurance, average rates have increased at rates lower than CPI. There has also been a softening of commercial property prices in recent months.

As has been widely publicised, the current year has been a good one for the insurance industry generally – after a number of years with very poor returns. While some of this is cyclical (eg investment returns and some of the weather affects), some of it is also considered to be systemic and sustainable. The Australian insurance industry is now led by a Group of experienced players who participate in robust competition, but not at the expense of ensuring that they can generate sufficient returns for the capital markets to continue to support them.

IAG is also working to ensure that its own operational performance improves and investing in future improvements.

The result does include very high returns from equity markets and the one-off benefit of the sale of the ClearView business.

The cash flows and financial position are very strong and the dividend pay-out for the year has been increased by 91% with today's announcement of a 14.0 cps final dividend bringing the annual figure to 22cps.


CGU & NZI integration
IAG
Insurance Australia Group
NRMA INSURANCE
SGIO
SGIC
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923

Hand-over to George Venardos, CFO.

The integrated Group

- Integration programme essentially complete
- Annual pre-tax synergies of $156m now in run-rate – balance in 1H05
- Integrated operations re-organised to align on customer lines



General Insurance
Australia
International
Personal Lines
Commercial Lines
New Zealand
Captive
Asian Operations
Motor vehicle
Home and contents
Niche (eg boat,
Compulsory Third Party (CTP)
Fire & ISR
Commercial property
Commercial motor
Rural & horticultural
Public liability
Professional indemnity
Home warranty
Workers' compensation

NRMA INSURANCE SGIO SGIC CGU STATE

Insurance Australia Group Limited
ABN 60 090 739 923

15

The Group's integration of CGU and NZI is essentially complete and virtually all the integration benefits committed to at the time of acquisition are now in the run-rate. Before taking you through an update on the programme and the segment results, I thought I should remind you of the new structure we announced on 20 July.

Having worked together for over a year and completed the integration, we have now re-organised the Australian business on a basis that aligns more closely with how our customers look at us. This meant structuring the Australian operations into Personal Lines and Commercial Lines, continuing to be supported by the appropriate centralised support areas. We also used this opportunity to re-align the reporting segments onto the same basis.

On this slide you can see the key products within each business.

Following the update on integration, I will go through the segment results in these new groupings. For reference, we have also provided the results on the superseded segment basis in an appendix in the Investor Report.

Integration programme complete

IAG
Insurance Australia Group

Synergy realisation schedule	Half-year ended Jun-03	Half-year ended Dec-03	Half-year ended Jun-04	Half-year ended Jun-04	Annual recurring
All amounts are pre-tax (A$m)	Actual	Actual	Target	Actual	Estimated
Cumulative run-rate per annum					
Personal lines	15	41	80	80	80
Commercial	14	27	27	27	31
IT, shared services & overheads	13	33	33	33	33
Australia sub-total	42	101	140	140	144
International - New Zealand	12	16	20	16	16
Total synergies in run-rate	54	117	160	156	160
Reported income statement					
Synergy benefits collected	9	33	76	37	160
Costs of implementation expensed	(45)	(25)	(25)	(27)	-
Net impact on profit for period	(36)	8	51	10	160

- $156m of total committed target of $160m now in the run-rate with balance to be delivered in 1H05
- Benefits collected below target in 2H04 – delays experienced on claims, exacerbated by Melbourne storms – but now emerging

Insurance Australia Group Limited
ABN 60 090 739 923

16

The Group has delivered $156m of the targeted $160m (pre-tax) of annual recurring integration benefits. The remaining benefits are concentrated in a small number of initiatives to be completed during 1H05. Realisation of these outstanding benefits and sustainability of the total programme benefits is now part of 'business as usual' operating responsibilities under the new aligned structure.

Implementation costs are now expected to total $145m, in line with the original budget.

$79m of synergy benefits have flowed to the bottom line since the integration programme commenced. This is $39m below the forecasts published with the FY03 results. The bulk of this difference arises because the original estimates assumed immediate flow to the bottom line of claims-related benefits. In reality, it took longer to deliver the benefits as there was a longer transition period for all claims to be recorded and processed through the new system. This situation was exacerbated by the Melbourne storms in December 2003, which occurred just as the claims were being migrated. A smaller proportion is due to a reduced assumption on how much improved underwriting outcomes can be attributed to the integration.

Essentially, we are only talking about timing as we remain confident there will be no shortfall in the final bottom line impact from the integration.


Segment analysis
IAG
Insurance Australia Group
NRMA INSURANCE
SGIO
SGIC
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923

The new basis on which we are reporting the segments is based on our business model.

This segmentation delivers groupings which are far more diversified and therefore more robust when it comes to assessing goodwill under IFRS (International Financial Reporting Standards).

Australian personal lines

IAG Insurance Australia Group

Australian Personal Lines	Full-year ended June-03 A$m	Half-year ended Dec-03 A$m	Half-year ended June-04 A$m	Full-year ended June-04 A$m
Gross written premium	3,411	1,920	1,980	3,900
Net premium revenue	3,167	1,783	1,819	3,602
Underwriting profit	124	212	220	432
Insurance profit	403	265	329	594
Insurance ratios				
Loss ratio	74.4%	65.8%	63.4%	64.5%
Expense ratio	21.7%	22.3%	24.5%	23.4%
Administration ratio	17.5%	16.4%	18.6%	17.5%
Commission ratio	4.2%	5.9%	5.9%	5.9%
Combined ratio	96.1%	88.1%	87.9%	87.9%
Insurance margin (before tax)	12.7%	14.9%	18.1%	16.5%

- Focus on customer and claims initiatives has driven volume growth, with risks in-force increasing by 4.8% in FY04
- Stronger margin driven by lower claims frequencies and improved efficiency partially offset by rate reductions

Insurance Australia Group Limited
ABN 60 090 739 923

18

The Australian personal lines segment employs over 5,500 staff and generated 61% of the Group's GWP for FY04 and 75% of the insurance profit. It contains the core origins of the Group boosted by the personal lines businesses acquired in recent years.

As was noted earlier, comparisons with FY03 are not very relevant in understanding the results due to the CGU acquisition in January 2003.

Overall, the business grew 4.8% when measured in terms of risks in force at June 2004 relative to June 2003, with motor vehicle insurance showing the highest growth. The CTP volumes grew 4.4% over the year to reach a milestone of 2m risks in force in June 2003.

Premium revenue growth has been slower – GWP increased by only 3% in 2H04:

•Most premium rates were flat with CTP rates reduced in February and again in July 2004.

•Average premiums in the large portfolios of NSW and Victorian motor and home insurance increased by less than 1.5% during the same period. This includes the impact of people increasing their sums insured, so the rate increases are even less.

The quality of the current portfolio mix and the savings made from the ongoing improvements in operational efficiency, has driven the improving trend in the short-tail business. Portfolio mix has also been important to the CTP portfolio with continued improvement in the penetration of our comprehensive car insurance customer base.

The other key driver in profitability is the NSW scheme stability and positive signs from the QLD CTP scheme, which are driving ongoing strong results from the CTP portfolio.

The administration expenses in 2H04 include investment in the IT transformation, eg the data centre, and supporting activities such as data cleansing. This work will provide returns in the coming periods.

Reduced premium rates and increased volumes do make it harder to achieve reductions in the administration ratio but the Group continues to strive for this and believes it is well-placed to continue to deliver strong margins from this business.

Australian commercial lines

Australian Commercial Lines	Full-year ended June-03 A$m	Half-year ended Dec-03 A$m	Half-year ended June-04 A$m	Full-year ended June-04 A$m
Gross written premium	1,053	768	845	1,613
Net premium revenue	844	689	666	1,355
Underwriting profit	45	63	6	69
Insurance profit	123	66	64	130
Profit from fee based business	6	20	1	21
Total commercial line result	129	86	65	151
Insurance ratios				
Loss ratio	68.9%	61.1%	65.6%	63.4%
Expense ratio	25.7%	29.8%	33.6%	31.6%
Administration ratio	16.6%	18.0%	21.7%	19.8%
Commission ratio	9.1%	11.8%	11.9%	11.8%
Combined ratio	94.6%	90.9%	99.2%	95.0%
Insurance margin (before tax)	14.6%	9.6%	9.6%	9.6%

- Excluding discount rate adjustments, loss ratios in 2H04 and 1H04 were consistent
- Margins remain strong, with short-tail performance more than covering some strengthening in liability reserves

NRMA INSURANCE SGIO SGIC CGU STATE

Insurance Australia Group Limited
ABN 60 090 739 923

19

The Australian commercial lines business employs close to 2,500 staff, generated 25% of the FY04 GWP and 16% of the FY04 insurance profit.

This segment contains the biggest part of the CGU acquisition and, consequently, the FY03 comparatives are even less relevant than in personal lines. However, the story on premium revenue has a similar theme with volume increases (9.1% increase in risks in force for FY04) exceeding premium revenue growth. Commercial property rates have started to fall and liability rates have generally stablised.

Excluding the discount rate adjustments on claims ($46m in 1H04, $15m in 2H04), the loss ratio was 67.9% in both 1H04 and 2H04. The first part of the year bore the Melbourne storms and we increased the long-tail liability reserves in 2H04. This included some asbestos reserving with an increase in the survivor ratio (based on the net provision as a multiple of the average of the last three years' claims paid) increased to 50 times.

The expense ratio increase in 2H04 relative to 1H04 is due to a $20m increase in the administration expenses. Apart from the impact of volume growth, this period included the final costs on FSR licensing and accreditation of agents and costs incurred on developing the Group's marine and home warranty businesses.

The insurance margin in FY03 is not really comparable due to the CGU acquisition.

Margins in this segment are expected to come under some pressure in FY05 as more of the rate softening currently being experienced in the commercial market is reflected in earned premium. However, as the overall renewal experience at June 2004 was only a very marginal reduction in premium, and the Group is confident that it has written the business at technically adequate rates, the margins should still meet the Group's return targets.

Profits from fee based business was only $1m in 2H04 compared to $20m in 1H04. This is due to the timing of the assessment of performance fees in the workers' compensations schemes managed for the various State governments. The annual total of $21m is in accordance with the Group's expectations.

International performance

International operations	Full-year ended Jun-03	Half-year ended Dec-03	Half-year ended Jun-04	Full-year ended Jun-04
	A$m	A$m	A$m	A$m
Gross written premium	685	454	460	914
Net premium revenue	623	440	466	906
Underwriting profit	29	2	45	47
Insurance profit	44	13	55	68
Insurance ratios				
Loss ratio	67.9%	71.6%	68.0%	69.7%
Expense ratio	27.4%	28.0%	22.4%	25.1%
Administration ratio	18.4%	18.5%	14.0%	16.2%
Commission ratio	9.0%	9.5%	8.4%	8.9%
Combined ratio	95.3%	99.6%	90.4%	94.8%
Insurance margin (before tax)	7.1%	3.0%	11.8%	7.5%

- The loss ratio improved in spite of record storms in New Zealand
- Delivery of integration benefits assisted in reducing administration costs

NRMA INSURANCE SGIO SGIC CGU STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

20

The International insurance result contains the New Zealand business and the Group's captive. The acquisition of NZI effectively doubled the size of the business and introduced mainly commercial business making comparisons with FY03 somewhat futile.

The FY04 gross earned premium remained relatively static between 1H04 and 2H04 with strong growth in personal lines offset by softening in commercial lines rates and volumes ceded to NZI.

As noted at the 1H04 results announcement, the NZ results are seasonally poorer in the first half of the financial year due to winter claims. This was borne out this year despite 2H04 including a $38m loss from record storms in February 2004, the business reduced its loss ratio to 68% from 71.6%.

The captive had a challenging year wearing $25m from the 1H04 Australian storms before December and $45m more in storm claims in 2H04, including $25m from the New Zealand storm with the balance of $20m arising from storm aggregate stop loss covers provided to the Australian operations.

The expense ratio also improved as the benefits of integration started to flow.

Capital and ROE

IAG
Insurance Australia Group

NRMA INSURANCE SGIO SGIC CGU STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

MCR multiple

Coverage of regulatory capital requirements	IAG Group	Insurance Australia Ltd Group	IAG Group	Insurance Australia Ltd Group
A$m	31-Dec-03	31-Dec-03	30-Jun-04	30-Jun-04
Tier 1 capital				
Paid-up ordinary shares	3,434	1,286	3,263	1,286
Hybrid equity	539	-	539	-
Reserves	(2)	-	(5)	-
Retained earnings[1]	(183)	2,443	(259)	2,308
Excess technical provisions (net of tax)	371	336	375	326
Less: deductions	(1,745)	(1,403)	(1,663)	(1,158)
	2,414	2,662	2,250	2,762
Tier 2 capital				
Term subordinated notes	618	618	644	644
Capital base	3,032	3,280	2,894	3,406
Minimum capital requirements (MCR)[1]:				
Australian general insurance businesses	1,456	1,486	1,475	1,485
International insurance businesses[2]	142	-	179	-
Minimum capital requirements	1,598	1,486	1,654	1,485
MCR multiple	1.90x	2.21x	1.75x	2.29x

1) The 31 December 2003 position excludes the capital requirement of the ClearView business as this business was sold in January 2004. The retained earnings position at 31 December 2003 was stated assuming a $43m profit on sale of the ClearView business.

2) The MCR and Capital base for International insurance businesses is calculated on a similar basis to the Australian regulatory requirements and includes the Captive reinsurance business and the operations in New Zealand.

Insurance Australia Group Limited
ABN 60 090 739 923

22

We continue to provide Minimum Capital Requirement ('MCR') multiples for both the whole Group and for the Australian operations. On both bases, the Group's position is strong.

The increase in the MCR reflects the increased size of the business and the assets backing it – there has been no change in the Group's maximum event retention of $100m.

The increase in the MCR for the international businesses includes the increase in the risks assumed by the Group's captive from the Australian businesses.

Excess technical reserves (net of tax) have remained steady with additions to reserves for business written and some strengthening of liability reserves offsetting releases from reserves for claims settled in the period.

The $304m profit for 2H04, excluding the ClearView profit which had been adjusted for at December 2003, largely balanced the payment of $150m of dividends and completion of the $414m off-market buy-back. Consequently, the Group's MCR multiple at June 2004 has remained above the current benchmark multiple of 1.60x.


Improvement in return on equity
IAG
Insurance Australia Group
Return on Equity
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
-
(2.0%)
(4.0%)
Target 13-15%
5.3%
6.6%
(1.2%)
13.6%
5.1%
12.9%
21.1%
15.1%
FY01
FY02
FY03
FY04
ROE (Actual) attributable to ordinary shareholders
ROE (Normalised) attributable to ordinary shareholders
Note: Normalised calculation was based on two adjustments to actual NPAT to ordinary shareholders:
1. Exclusion of goodwill amortisation and non-recurring items
2. Shareholders' fund return adjusted to be equivalent to the daily average 10-year bond rate for the year, plus 4%. This was 9.7% in FY04, the prior year results have been restated on this basis.
NRMA INSURANCE
SGIO
SGIC
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923
23

The reported return on equity ('ROE') for ordinary shareholders this year is 21.1% which, as noted earlier, is due to the combination of an insurance margin of 13.5% for the year, abnormally high equity market returns and the profit on sale of the ClearView businesses.

It brings the average reported equity for the four years since listing to 7.6%, which is still short of the target range of 13 – 15% over the cycle.

Consistent with our approach when equity market performance was poor, we believe that a truer reflection of the performance is gained by looking at a normalised result.

In February 2004 we announced that we had moved to normalise only returns on shareholders' funds as the technical reserves return is effectively immunised within the insurance margin. The approach to normalising returns adopted at 1H04 was to use the 10 year bond rate plus an equity market premium of 4%. This led to a 9.7% pre-tax return for FY04.

The earlier years have now been restated on this same basis. The normalised return for the year is 15.1%, at the upper end of the target range. The average over four years is 12.1% which is still below the target range.

Achieving growth in the underlying ROE not only reflects the improved quality of the performance from the business, but also the improved capital efficiency. The Group's capital mix has moved from being 100% equity at listing to being quite stable around the target mix of 68:20:12 for equity:debt:hybrid.


IAG
Insurance
Australia
Group
Strategic targets & short-term outlook
NRMA INSURANCE
SGIO
SGIC
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923

Hand back to Mike Hawker, CEO.

Updated strategic financial goals

IAG Insurance Australia Group

- Top quartile total shareholder return
  - TSR goal remains unchanged
  - Subsequent goals should be looked as interdependent goals to deliver the TSR goal
- ROE of at least 1.5x WACC on normalised basis
  - Do not expect to sustain more than 1.6x WACC as a return on ordinary shares
- Establish an Asian foothold
  - Seen as necessary to sustain growth to maintain scale
- Maintain an 80:20 mix of short-tail:long-tail premium
  - Updates/replaces COR of <100% - now a given
- Maintain an 'AA' category rating
  - Continues to be a good measure of the Group's risk appetite

NRMA INSURANCE SGIO SGIC CGU STATE

Insurance Australia Group Limited
ABN 60 090 739 923

25

At February's results announcement we noted the early achievement of the 5-year goals set in May 2002. We have now reviewed and updated those goals in preparation for the next phase of the Group's development.

The overall goal remains the delivery of top quartile TSR.

For the four years from listing on 8 August 2000 to the anniversary less than two weeks ago, the Group delivered total TSR of 68.6% which ranked as 34th in the current S&P/ASX100. We were in the top quartile for the two most recent years.

The other goals are components we consider should be in place to ensure that the Group can deliver the requisite TSR.

The goal of establishing an Asian foothold is basically aligned with the previous target of doubling GWP over 5 years but has been stated in this fashion in recognition that Asia is the Group's focus for acquisitive growth. It reflects a recognition that growth in Australia & New Zealand is not likely to generate sufficient growth to double the GWP every 5 years and this is the pace of growth within the international insurance sector companies.

The new goal for return for ordinary shares is to deliver at least 1.5 times the weighted average cost of capital. It replaces the ROE target of 13 – 15% (normalised) and is based on the same fundamental views of needing to generate sufficient return to compensate shareholders for the risk they take with their capital and to ensure that capital continues to be available, balanced with avoiding instability that would follow periods of sustained high returns as competition and consumers target returns perceived as excessive. Returns on the shareholders' funds portfolio will continue to be normalised when measuring performance in the context of this goal.

The superseded targets referred to keeping the COR under 100%. This has now been achieved for three consecutive years and is inherent in being able to deliver the ROE target. The target has now been updated to reflect what we consider is an appropriate mix of business to manage the risk inherent in long-tail business.

Maintenance of a 'AA' category insurer financial strength ratings continues to be a good measure of the Group's risk appetite.

Short-term outlook for FY05

IAG Insurance Australia Group

- NEP growth expected to be in 5 –7% range
  - Focus on policy growth at prices that deliver target return on WACC
  - Overall rate increases expected to be lower than in recent years
- Organic business has considerable income generating opportunities
  - Policy growth remains strong & new businesses coming on-line
  - Opportunities to improve cost and efficiency performance
  - Ready to collect returns from investments of recent periods (Integration, IT Transformation, data cleansing/segmentation)
- Positioned to sustain margins above 12% for next year at least
  - If competitive action puts pressure on this, believe we are best placed in a relative sense
  - Ability to sustain margins in a more competitive environment is a testament to the strength of the core operations

NRMA INSURANCE SGIO SGIC CGU STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

26

Finally, before questions, I'd like to summarise the short-term operating outlook.

In terms of premium, the Group believes it will continue to generate good volume growth but the rate reductions being provided in commercial, CTP and workers' compensation, combined with improved portfolio mix which keeps average premium growth down, will mean that NEP growth is likely to be kept to 5 – 7%. However, the earnings growth is expected to be greater. This is based on:

- The policy growth momentum in the business, both from existing products and new product areas such as home warranty and marine;
- Completion of the integration; and
- Collection of benefits from investments made in improving the efficiency of the operations.

The overall business is still expected to deliver insurance margins in excess of 12% for at least a year to come and maybe longer. How much and how long this can be sustained depends on a number of factors. To the extent that they can be controlled by the Group, ie its own costs and its focus on appropriate rates and risk selection, we will remain focused on delivering improvements and, to the extent changes are outside the Group's control, the Group considers itself to be very well-placed in a relative sense due to it scale and diversity within the Australian and New Zealand markets.

To summarise ...

IAG Insurance Australia Group

- Broad based financial institution
- Many cultures
- Significant market concentration
- Shareholders' funds income base larger than insurance operations

- Focused on general insurance
- Aligned & unified culture
- Diversified business
- Profitability based on risk selection, cost reductions and better balance between insurance earnings & investment earnings

NRMA INSURANCE SGIO SGIC CGU STATE

Insurance Australia Group Limited
ABN 60 090 739 923


Questions
IAG
Insurance
Australia
Group
NRMA
INSURANCE
SGIO
SGIC
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923

MEDIA RELEASE

Insurance Australia Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

19 August 2004

IAG increases profit and dividend on the back of a full 12 months of CGU/NZI acquisition, improved sales and efficiencies, and a $434 million boost from investment income

Insurance Australia Group Limited (IAG) today announced a net profit after tax of $665 million for the year ended 30 June 2004 (30 June 2003: $153 million), reflecting a full 12 months of the CGU/NZI acquisition, a strong performance from the underlying business and investment income of $434 million. Profits from the sale of non-core businesses also contributed to the result.

IAG Chief Executive Officer, Mr Michael Hawker said the performance of the Group's insurance business and the investment markets aligned to produce a solid result.

"CGU and NZI are now fully integrated into our business and we've completed the programme to deliver the $160 million in annual synergies promised at the time of the acquisition," Mr Hawker said.

"Completing the integration is an important milestone as we now have centralised platforms for underwriting and claims management across our core businesses, a wider range of products, and a greater presence in all markets, in particular the important commercial and rural sectors.

"We've got real momentum in our business. Customer satisfaction, sales, operating efficiencies and employee engagement all increased during the year and contributed to the improvement in our insurance margin from 12.3% to 13.5%. We entered new markets including home warranty and marine insurance, and launched NRMA Insurance in Tasmania.

"Our focus is now firmly on general insurance, with the sale of both our health underwriting operations and ClearView Retirement Solutions completed during the year, contributing around $57 million in after tax profits.

"Our performance was also boosted by return on our shareholders' funds of $434 million, which is a record since listing, and a $554 million turnaround from the loss of $120 million recorded on this portfolio last year. We experienced the best equity market returns since listing with the ASX 200 up 21.3% and the MSCI World Index ex Australia up 19.4% on last year."

Mr Hawker said IAG had exceeded all Group operating targets, despite an unusual operating environment.

"We experienced severe storms during the period, the damage from which totalled around $265 million, while drier weather conditions along the eastern sea board of Australia meant there were fewer claims than expected in our motor portfolio," Mr Hawker said.

"Our ability to produce a strong result, despite these contrasting influences, shows the real value of the diversified nature of our business, both in terms of geography and product mix."

The Group's insurance margin was 13.5%, ahead of the long-term target of 9-12%. In the second half, the insurance margin was 15.2%. The Group's combined operating ratio was 90.7%, ahead of the original target for the year of 93-96% and an improvement from the 95.7% reported in the previous corresponding period. Increased discount rates applicable to claims reserves contributed 2% to the improved combined ratio relative to the target for the year.

"A pleasing aspect of this result is that it's been driven by increasing sales (risks in force) and efficiencies, as premiums in most classes are reducing or stable. Sales grew 5.2%, while annualised gross written premium was up 2.5%, showing that average premiums have actually decreased by 2.5%.

"Rates in CTP and workers' compensation reduced and we saw far greater stability in liability classes, as benefits of government reform continued to flow through to customers," Mr Hawker said.

Other elements of the full year result compared with the previous year, bearing in mind the impact of the CGU and NZI acquisition on trend comparisons (CGU & NZI results were only included in the second six months of the 2003 financial year), include:

- Gross written premium increased 25% to $6,427 million from $5,150 million. The majority of the increase (22.5%) is due to the acquisition of CGU and NZI. The remaining 2.5% came from organic growth, including a 5.2% increase in risks in force;
- Underwriting profit increased to $548 million from $199 million; and
- Insurance profit increased to $792 million from $571 million.

In light of the Group's strong performance and in line with its new dividend policy, the Board has increased the final dividend from 7 cents to 14 cents. This brings the total dividend for the year to 22 cents per share, an increase of 91% on the previous year. The Group is targeting growth of at least 10% per annum in dividends per share going forward.

Mr Hawker said the Group was in a strong financial position having maintained its 'AA' insurer financial strength ratings for key entities from Standard & Poor's and a Minimum Capital Requirement (MCR) multiple of 1.75 at 30 June 2004.

"Our financial position is strong and we expect to continue to generate excess capital from our business," Mr Hawker said.

"With the diversity of our business and our low cost, scale franchise, the company is well placed to compete effectively should trading conditions become less favourable.

"We believe that we can continue to grow insurance earnings faster than premiums in the next 12 months as the full benefits of integration and our various efficiency programmes, such as technology transformation, come on-line. As a result, in the short term we expect to sustain an insurance margin above our target 9-12%.

"For the longer term, our strategy remains largely unchanged. Our aim is to deliver a normalised return on equity at a minimum of 1.5 times our weighted average cost of capital (WACC).

"We'll do this by deriving further value from our Australian and New Zealand operations through initiatives that continue to improve customer service, and retention and enable us to tailor our products to suit different customer segments.

"At the same time we'll continue our search to build a foothold in Asia at the right time and price," Mr Hawker said.

- ends -

Insurance Australia Group (IAG) is Australasia's leading general insurance group. The group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI.

Media Relations		**Investor Relations**	
Name	Carolyn McCann	**Name**	Anne O'Driscoll
Telephone	02 9292 9557	**Telepho**	02 9292 3169
Mobile	0411 014 126	**Mobile**	0411 012 675

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

IAG
Insurance Australia Group

Prospectus

For the issue of reset preference shares (RPS2) at $100 each to raise up to $200 million

APPLICATIONS MUST BE FOR A MINIMUM OF 100 RPS2 ($10,000)


RPS2
RPS2
RPS2
RPS2
RPS2
RPS2
RPS2
RPS2

reset preference shares

INSURANCE AUSTRALIA GROUP LIMITED ABN 60 090 739 923

Joint Lead Managers	Deutsche Bank AG UBS Warburg Australia Limited
Co Managers	Commonwealth Securities Limited UBS Warburg Private Clients Ltd

NRMA INSURANCE · ClearView Retirement Solutions · SGIO · SGIC · STATE · NZI · CGU · swann insurance

Contents

Disclaimer

No person is authorised to give any information or to make any representation in connection with the Offer of the RPS2 described in this Prospectus that is not contained in this Prospectus. Any information or representation not so contained may not be relied upon as having been authorised by IAG in connection with the Offer. Except as required by law, and only to the extent so required, neither IAG nor any other person warrants the future performance of IAG or any return on any investment made pursuant to this Prospectus.

Important information

This Prospectus is dated 20 May 2003 and a copy of this Prospectus was lodged with ASIC on that date. No RPS2 will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus. ASIC and ASX take no responsibility for the content of this Prospectus.

This Prospectus will be made generally available from the date of this Prospectus until the Closing Date electronically on the Insurance Australia Group Limited (IAG) website at **www.iag.com.au/rps2** or by calling the **IAG RPS2 Information Line on 1300 666 635** during the Offer Period for a printed copy to be provided free of charge. The Application Form will be available with printed copies of this Prospectus and electronically during the Offer Period.

Applications for RPS2 pursuant to this Prospectus may only be made by Australian residents on Application Forms attached to, or accompanying, this Prospectus (including an electronic copy of this Prospectus) during the Offer Period and will not be accepted prior to the opening of the Offer Period and in any case, until after the expiry of the exposure period. The Offer to which this Prospectus (and electronic Prospectus) relates, is available to persons receiving this Prospectus (and electronic Prospectus) in Australia. Application Forms are only available with a Prospectus. The exposure period generally runs for seven days after lodgement of the Prospectus with ASIC, however, ASIC may extend it by up to a further seven days. See section 2.2 for details on how to invest.

Applicants should read this Prospectus in its entirety before deciding whether to participate in the Offer. If, after reading this Prospectus, you have any questions about the Offer, you should contact your stockbroker, accountant or other professional adviser.

No action has been taken to register the RPS2 or otherwise permit a public offering of the RPS2 in any jurisdiction outside of Australia. In particular, the RPS2 have not been registered under the Securities Act, and may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the Securities Act).

The pro forma financial information provided in this Prospectus is for information purposes only and is not a forecast of operating results to be expected in future periods.

Some words used in this Prospectus have defined meanings, which are set out in the Glossary in Appendix B or otherwise in clause 9 of the Terms of Issue in Appendix A. A reference to time in this Prospectus is to Sydney time, unless otherwise stated. A reference to $ is to Australian currency, unless otherwise stated.

Summary of key dates

Event	Date*
Announcement of Offer	20 May 2003
Bookbuild	21 & 22 May 2003
Margin and Market Rate announced	23 May 2003
Opening Date	28 May 2003
Closing Date	19 June 2003
Allotment Date	20 June 2003
RPS2 commence trading on ASX on a deferred settlement basis	23 June 2003
Holding statements dispatched	26 June 2003
RPS2 commence trading on ASX on a normal settlement basis	27 June 2003
First Dividend Payment Date	15 December 2003
First Reset Date	15 June 2008

* These dates are indicative only and are subject to change. IAG has the right, subject to agreement with the Joint Lead Managers, to extend the Closing Date for the Offer or to close the Offer early without notice. Accordingly, investors are encouraged to submit their Application Forms as soon as possible after the Offer opens. If the Closing Date for the Offer is extended, the subsequent dates may also be extended. Application will be made to ASX for admission of the RPS2 to quotation on ASX, within seven days after the date of this Prospectus. The dates in this table are indicative only and depend on ASX approving this application.

IAG
Insurance
Australia
Group

20 May 2003

Dear Investor

On behalf of the Directors, I am pleased to offer you the opportunity to invest in Insurance Australia Group Limited (IAG) through an investment in the second issue of reset preference shares (RPS2).

The issue of the RPS2 forms part of IAG's ongoing capital management program. The proceeds from this Offer are intended to be used to refinance a portion of the Group's existing senior debt obligations as disclosed in IAG's investor report on 27 February 2003 with its results for the half year ended 31 December 2002. The issue of the RPS2 is on substantially the same terms as the reset preference shares (ASX code: IAGPA) issued in June 2002 (RPS1).

IAG intends to issue up to 2 million RPS2 at a Face Value of $100 each, to raise up to $200 million. The RPS2 are intended to be quoted on ASX.

The RPS2 offer investors a preferred non-cumulative Dividend fixed until 15 June 2008 at a Dividend Rate of 4.51% per annum. The Dividend is expected to be fully franked. At current franking levels, the grossed up fully franked Dividend Rate would equate to 6.435% per annum, for companies or persons entitled to a refund of excess franking credits.

The RPS2 have no maturity date. However, investors have the right to Exchange the RPS2 at the Face Value on each Reset Date, the first of which will occur on 15 June 2008. When the RPS2 are quoted on ASX, investors who wish to realise their investment prior to the Reset Date can sell on ASX at the prevailing market price. However, there can be no assurance as to what that price will be.

Full details of this investment opportunity are set out in this Prospectus and I urge you to read it carefully. To subscribe for the RPS2, you will need to fill out and return the Application Form attached to, or accompanying, this Prospectus during the Offer Period. Applications can only be made by Australian residents. If you have any questions regarding the Offer, please contact your stockbroker, accountant or other professional adviser, or call the **IAG RPS2 Information Line on 1300 666 635**.

The Offer is due to open on 28 May 2003 and close on 19 June 2003. However, it is possible that these dates may change so I encourage you to lodge your Application Form early.

On behalf of the Board, I invite you to consider this investment opportunity.

Yours faithfully

James Strong

James Strong
Chairman

section 1 Offer summary

1.1 The Offer structure

IAG intends to issue up to 2 million RPS2 at a Face Value of $100 each, to raise up to $200 million.

1.2 Summary terms

Set out below is a summary of the key Terms of Issue of the RPS2, which are substantially the same as the terms of issue of the RPS1. This information is a summary only, and should be read in conjunction with other information contained in this Prospectus in particular, the 'Investment Risks' in section 5 and the Terms of Issue in Appendix A.

Issuer	Insurance Australia Group Limited.
Security	Reset preference shares (RPS2).
Face Value	$100 per RPS2.
Dividend	A preferred non-cumulative Dividend fixed until the first Reset Date (15 June 2008) at 4.51% per annum which is expected to be fully franked. At current franking levels, the grossed up fully franked Dividend Rate would equate to 6.435% per annum, for companies or persons entitled to a refund of excess franking credits.
Calculation of Dividend Rate	The Dividend Rate is determined by reference to the Market Rate and the Margin which is then adjusted to reflect the franking credits that are expected to be attached to the Dividend. The Margin for the period to the first Reset Date was determined by the Bookbuild on 21 and 22 May 2003 and is 1.60% per annum. The Market Rate for the period to the first Reset Date was calculated by reference to the 5 Year Swap Rate on the day the Margin was announced, which is 4.835% per annum. The prevailing corporate tax rate is 0.30 and the Dividend is expected to be fully franked, so the amount of the adjustment for the franking credits is 0.70. See section 3.3 and clause 2.1 of the Terms of Issue. The amount of the Dividend can be reset on each Reset Date.
Payment of Dividend	Dividends are payable semi-annually on 15 December and 15 June. The first Dividend Payment Date is 15 December 2003. The payment of Dividends is subject to a number of conditions (see section 3.6 and clause 2.2 of the Terms of Issue). If Dividends are not paid on the RPS2, no dividends can be paid and no returns of capital can be made on Ordinary Shares unless IAG takes certain actions (see section 3.8 and clause 2.9 of the Terms of Issue). Non-payment of Dividends will generally not entitle the Holder to Exchange. IAG may deduct any withholding tax or other taxes from the payment of Dividends, which are required by law to be deducted from such payment.
Franking	IAG expects the Dividend to be fully franked. If a Dividend is unfranked or partially franked, the Dividend will be increased to compensate for the unfranked component.
Reset Dates	On each Reset Date, IAG may reset certain terms, including the next Reset Date, Margin, Market Rate, and frequency and timing of payment of Dividends (see section 3.9 and clause 4 of the Terms of Issue). The first Reset Date will be 15 June 2008.

Exchange by IAG	IAG may Exchange some or all of the RPS2 on a Reset Date, or earlier in respect of all of the RPS2 following the occurrence of a Tax Event, Regulatory Event or certain takeovers or schemes of arrangement. On Exchange, IAG may: • convert the RPS2 into Ordinary Shares; or • redeem, buy-back or cancel the RPS2 for their Face Value subject to prior approval by APRA. See section 3.11 and clause 3.3 of the Terms of Issue.
Exchange by the Holder	A Holder may Exchange some or all of the RPS2 on a Reset Date, or earlier in respect of all of the RPS2, following the occurrence of a Trigger Event (see section 3.13 and clause 3.2 of the Terms of Issue). On Exchange, IAG may: • convert the RPS2 into Ordinary Shares; • arrange for a third party to acquire the RPS2 from the Holder for their Face Value; or • redeem, buy-back or cancel the RPS2 for their Face Value subject to prior approval by APRA. See section 3.11 and clause 3.1 of the Terms of Issue.
Conversion ratio	The rate at which the RPS2 will convert into Ordinary Shares will be calculated by reference to the VWAP on the 20 Business Days immediately preceding the Exchange Date. All conversions into Ordinary Shares, other than a Holder requesting conversion on a Reset Date, will receive a discount of 2.5% of the Ordinary Share price used in calculating the number of Ordinary Shares to be issued on conversion. See section 3.14 and clause 3.6 of the Terms of Issue.
Ranking	Dividends will be paid in priority to any dividends on Ordinary Shares. In a winding up, the RPS2 will rank for return of capital behind all creditors of IAG, equally with RPS1 holders, and ahead of Ordinary Shares. RPS1 rank equally with RPS2 in all respects. IAG reserves the right in the future to issue additional RPS2 (or other preference shares ranking equally with or behind the RPS2) without the approval of Holders.
Participation	The RPS2 do not carry a right to participate in issues of securities or capital reconstructions.
Voting rights	The RPS2 do not carry a right to vote at general meetings, except in limited circumstances.
Listing	The RPS2 will be quoted on ASX, subject to successful application. Quotation is not guaranteed or automatic.

1.3 ○○○ Risks

There are particular risks associated with investing in the RPS2, as well as risks attaching to the Group and associated with the insurance industry generally. A summary of investment risks is set out in section 5.

Investors should read the whole of this Prospectus carefully. If an investor is unclear in relation to any matter or uncertain if the RPS2 are a suitable investment, the investor should consult their stockbroker, accountant or other professional adviser.

section 2

Details of the Offer

2.1 ○○○ Structure of the Offer

Offer and Allotment

IAG intends to issue up to 2 million RPS2 at a Face Value of $100 each, to raise up to $200 million and allot the RPS2 under this Offer on 20 June 2003 (Allotment Date). However, IAG has the right to change this date subject to agreement with the Joint Lead Managers.

The Offer is only made to Australian residents.

ASX listing

Application will be made to ASX within seven days after the date of this Prospectus for official quotation of the RPS2 issued under this Prospectus. If quotation is not granted on ASX, the RPS2 will not be issued and application money will be refunded without interest.

It is expected that the RPS2 will trade under the ASX code IAGPB.

ASX deferred settlement trading

It is expected that the trading of the RPS2 on ASX will commence on a deferred settlement basis on 23 June 2003 following announcement of allocations. Trading will continue on that basis until 27 June 2003 when it is expected that trading of the RPS2 will be on a normal settlement basis. This is because trading will take place before entries are made on IAG's register in respect of holdings of the RPS2 and before holding statements are sent out to Holders.

It is the responsibility of each applicant to confirm their holding prior to trading in the RPS2. Applicants who sell their RPS2 before they receive their holding statements will do so at their own risk. Applicants may call their broker or the **IAG RPS2 Information Line on 1300 666 635** to enquire about their holding.

Provision of holding statements

IAG will apply for the RPS2 to participate in CHESS and no share certificates will be issued. On 26 June 2003, IAG expects holding statements to be dispatched, which will set out the number of the RPS2 issued to each successful applicant.

2.2 ○○○ How to invest

Who may apply?

The Offer is available to persons receiving this Prospectus (including the copy of this Prospectus available electronically as set out below under 'Prospectus available online') in Australia who are Australian residents. No action will be taken to register this Prospectus or otherwise permit a public offering of the RPS2 in any jurisdiction outside Australia. The Offer is not made in any jurisdiction where the laws of that jurisdiction would require this Prospectus to be registered or other action to be taken by IAG.

Minimum Application

The Face Value for each RPS2 is $100. Applications must be for a minimum of 100 RPS2 ($10,000).

IAG and the Joint Lead Managers reserve the right to reject any Applications, or to allocate any applicant a lesser number of the RPS2 than those applied for, including less than the minimum of 100 RPS2 ($10,000).

When to apply

The Offer is due to open at 9.00am (Sydney time) on 28 May 2003 (Opening Date) and is scheduled to close at 5.00pm (Sydney time) on 19 June 2003 (Closing Date). Applications for the RPS2 must be received no later than 5.00pm (Sydney time) on the Closing Date in accordance with the instructions below.

IAG may extend the Closing Date or close the Offer early without notice. Accordingly, applicants for the RPS2 are encouraged to submit the relevant Application Form as soon as possible after the Opening Date.

Broker firm allocations

Some applicants may be participating in the Offer through their stockbroker. If you receive a firm allocation of the RPS2 from a Participating Broker, your stockbroker will act as your agent in applying for RPS2 and you must:

- make your cheque(s) and/or money order(s) payable to the stockbroker that has given you the firm allocation; and
- deliver your completed Application Form and payment to the stockbroker that has given you the firm allocation, who will deliver it to IAG on your behalf prior to the Closing Date.

A Co Manager may make the Prospectus available on its website (see 'Enquiries' below) and may have an online application facility. You should follow the instructions of your stockbroker in making your Application.

Broker firm applicants should contact the Participating Broker from whom they received their firm allocation of the RPS2 for further information about submitting an Application and payment instructions. Such applicants will be able to obtain a copy of this Prospectus and the accompanying Application Form from the relevant Participating Broker or from their website (if available).

General Applications

To apply for the RPS2, you must complete the Application Form attached to, or accompanying, this Prospectus (including an electronic copy made available as detailed below in 'Prospectus available online') in accordance with the instructions set out on the Application Form. Your completed Application Form and payment should be returned to either of the addresses set out below.

Application Forms, duly completed, must be accompanied by cheque(s) or money order(s) in Australian dollars and must be drawn on an Australian branch of a financial institution. Cheque(s) should be crossed 'not negotiable' and made payable to '**IAG RPS2 Account**'.

Application Forms and accompanying cheque(s) or money order(s) will not be accepted at IAG's registered office, at any of the NRMA branches or other branded offices forming part of or outside of the Group.

Completed Application Forms and accompanying cheque(s) or money order(s)

must be mailed to:

Insurance Australia Group Limited
Reply Paid 35
Eastern Suburbs MC NSW 2004

or hand delivered to:

Insurance Australia Group Limited
c/- ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000

Failure to comply with the above may mean that your Application is not received or not accepted.

If an Application is not accepted, or is accepted in part only, the relevant part of the application money will be refunded as soon as practicable after the Closing Date. No interest will be paid on any application money returned to the applicant. Any interest earned on application money prior to the return will be, and will remain, the property of IAG.

Prospectus available online

An electronic copy of this Prospectus will be available online from 20 May 2003 on the IAG website at **www.iag.com.au/rps2**. Alternatively, an electronic copy of this Prospectus will also be available from the Joint Lead Managers or a Participating Broker. There is no facility for online Applications except where it may be provided by a Co Manager. The Offer constituted by this Prospectus in electronic form is available only to persons receiving this Prospectus in electronic form in Australia.

During the Offer Period, electronic copies of this Prospectus will include an Application Form.

Persons in Australia who receive a copy of this Prospectus in electronic form may obtain a paper copy of this Prospectus (including an Application Form) free of charge during the Offer Period by contacting the **IAG RPS2 Information Line on 1300 666 635**.

Brokerage and stamp duty

No brokerage or stamp duty on the issue of the RPS2 is payable by applicants who complete the Application Form. Stamp duty will not be payable on subsequent transfers of the RPS2 while RPS2 are quoted on ASX. However, brokerage may be payable on subsequent transfers of the RPS2.

Tax File Numbers/Australian Business Numbers

If applicants do not quote their tax file number (TFN), TFN exemption code (if applicable) or Australian Business Number (ABN) (if the RPS2 are held as part of an enterprise carried on by a Holder) on their Application Form or subsequently provide such information to IAG, then IAG will be required to deduct tax at the highest marginal rate of tax including the Medicare levy (currently 48.5%) from the amount of any unfranked Dividend for those Holders.

Enquiries

If you require assistance to complete the Application Form, you should contact any of the following:

	RPS2 Information Lines	Website
Commonwealth Securities Limited	13 15 19	www.commsec.com.au
Deutsche Bank AG	1800 333 225	
UBS Warburg Private Clients Ltd	1800 242 020	
IAG RPS2 Information Line	1300 666 635	www.iag.com.au/rps2

If you are unclear in relation to any matter or are uncertain if the RPS2 are a suitable investment for you, you should contact your stockbroker, accountant or other professional adviser. If you have a firm allocation of the RPS2 and are in any doubt about what action you should take, you should immediately contact your Participating Broker.

By returning an Application Form, the applicant acknowledges that they have received and read this Prospectus.

2.3 ○○○ Bookbuild

In the period after lodgement of this Prospectus and prior to the opening of the Offer, the Joint Lead Managers will co-ordinate a Bookbuild process in relation to the Offer whereby certain Australian institutional investors lodge bids for the RPS2, and on the basis of those bids, IAG determines the Margin.

The Bookbuild will be conducted in accordance with terms and conditions approved by IAG and the Joint Lead Managers. The RPS2 allocated pursuant to the Bookbuild will be issued pursuant to Applications under this Prospectus.

The Margin specified in the printed version of this Prospectus will be determined by IAG and the Joint Lead Managers on the basis of the outcome of the Bookbuild. The Market Rate for the period to the first Reset Date equals the 5 Year Swap Rate on the day following the Bookbuild.

ASIC has permitted the Dividend Rate, the Margin and the Market Rate to be inserted into this Prospectus after lodgement and prior to the printing of this Prospectus.

This section answers some questions which investors may have about the RPS2. These answers are intended as a guide only. Further details are provided elsewhere in this Prospectus, which you should read in its entirety. The Terms of Issue of the RPS2 are set out in full in Appendix A.

section 3

Answers to key questions

What are RPS2? When will Dividends be paid? How will Dividends be determined? What happens if IAG is unable to pay fully franked Dividends? What happens if the Australian corporate tax rate changes? Will Dividends always be paid? Will Dividends always be paid in cash? What happens if a Dividend is not paid in full? What are Reset Dates? What happens on a Reset Date? What is Exchange? Can an Exchange occur on a date other than a Reset Date? What is a Trigger Event? What happens on conversion? What happens in the event of redemption? Can the RPS2 be traded on ASX? Can a Holder require a repurchase, buy-back or redemption of their RPS2? In a winding up, what will Holders receive? What are the taxation implications of holding or selling the RPS2? Do the RPS2 have voting rights?

3.1 ◦◦◦ What are RPS2?

The RPS2 are preference shares to be issued on substantially the same terms as the RPS1 (ASX code: IAGPA), which:

- entitle the Holder to receive a preferred non-cumulative Dividend;
- rank in priority to Ordinary Shares for the payment of dividends and in the event of a winding up, will rank for return of capital behind all creditors of IAG, equally with holders of RPS1 and ahead of Ordinary Shareholders;
- have no maturity date but can be Exchanged in a number of circumstances; and
- have particular terms that may be reset at the discretion of IAG at any Reset Date.

3.2 ◦◦◦ When will Dividends be paid?

Dividends will be payable generally semi-annually in arrears, subject to certain conditions being satisfied (see section 3.6). Dividend Payment Dates are on 15 December and 15 June each year, with the first Dividend payable on 15 December 2003. Dividends are payable either by cheque or to a bank account of your choice. See section 3.8 for the implications for IAG if a Dividend is not paid.

The frequency and timing of the payment of Dividends can be reset by IAG on a Reset Date (see sections 3.9 and 3.10). Dividends are also paid on an Exchange Date (see section 3.11 and clause 2.6 of the Terms of Issue).

3.3 ◦◦◦ How will Dividends be determined?

Dividends will be determined by multiplying the Dividend Rate by the aggregate Face Value of a Holder's RPS2 adjusted for the relevant period.

The Dividend Rate to the first Reset Date is calculated by reference to the Margin determined by the Bookbuild and the Market Rate. The Market Rate is based on the 5 Year Swap Rate and will be announced after the Bookbuild. The Margin and Market Rate may be reset each Reset Date. Dividends for future periods may be greater or less than the Dividend to the first Reset Date (see clause 4.1 of the Terms of Issue).

The sum of the Market Rate and the Margin is adjusted to reflect the expectation that the Dividend paid on the RPS2 will be fully franked. The amount of the franking adjustment is determined based on the prevailing corporate tax rate and reflects the franking credits that are expected to be attached to the Dividend, assuming the Dividend paid on the RPS2 is fully franked. For the period to the first Reset Date, the amount of the adjustment is 0.70.

To meet APRA's requirements for Tier 1 Capital, there are certain restrictions on IAG's ability to reset the Margin and Market Rate on a Reset Date, which may be waived in whole or in part by APRA. See clause 4.2 of the Terms of Issue. See section 3.9 for other changes that can be made on a Reset Date.

3.4 ◦◦◦ What happens if IAG is unable to pay fully franked Dividends?

If IAG is unable to pay a fully franked Dividend, the Dividend will be increased to compensate for the unfranked portion in accordance with the formula set out in clause 2.1 of the Terms of Issue.

3.5 ◦◦◦ What happens if the Australian corporate tax rate changes?

If there is a change in the Australian corporate tax rate applicable to the franking account of IAG from which the Dividend is to be franked, the Dividend will be adjusted in accordance with the formula set out in clause 2.1 of the Terms of Issue.

3.6 ◦◦◦ Will Dividends always be paid?

The RPS2 are not debt instruments, and the Dividends payable are not the same as interest payments. Dividends may not always be paid as the payment of Dividends is subject to a number of conditions.

These conditions are:

- the Directors, at their discretion, determining a Dividend to be payable;
- IAG having profits, either current or retained, available for the payment of a Dividend;
- the payment of the Dividend having the result that IAG will still comply with APRA's capital adequacy guidelines regarding the Total Capital Adequacy Ratio and the Tier 1 Capital Ratio of the Group as they are applied at that time;
- unless APRA indicates that it has no objection, the amount of the Dividend not exceeding the profits after tax of the Group for the immediately preceding financial year less the aggregate amount of dividends paid by IAG in the then current financial year; and
- APRA not objecting to the payment of the Dividend.

There is a risk that one or more of these conditions may not be satisfied and that a Dividend is not paid (see section 3.8 for the consequences of this for IAG). Like other insurance and financial services groups, due to the Group's volatility of earnings there can be no guarantee that in certain years IAG will have sufficient profits to satisfy the requirement in the fourth bullet point above. In this circumstance (assuming all other conditions are satisfied), IAG may pay a Dividend provided APRA has no objection as was the case for all dividends paid by IAG since 30 June 2002.
See section 5.1 for the specific risks associated with 'Ability to pay Dividends' and section 5.2 for an outline of the major risks affecting the level of profitability of the Group.

The anticipated reclassification of RPS2 as debt instruments following the introduction of International Financial Reporting Standards (IFRS) in January 2005 is an accounting reclassification only and is not expected to impact the Terms of Issue or the legal or taxation status of the instrument. Consequently, the Holder will continue to be entitled to a Dividend after the introduction of IFRS despite the anticipated reclassification of the flows from the RPS2 as interest payments in the statement of financial performance (see section 5.1).

3.7 ◦◦◦ Will Dividends always be paid in cash?

As outlined in section 3.6, where IAG does not have sufficient profits and this is the only condition to the payment of a Dividend on the RPS2 that has not been met, the Directors may still pay a Dividend, provided that APRA does not object. In these circumstances, the Directors may determine that Holders will participate in a dividend reinvestment plan established by IAG in respect of that Dividend.
If this occurs, Holders would still be entitled to receive any franking credits in respect of that Dividend.

3.8 ◦◦◦ What happens if a Dividend is not paid in full?

Dividends on the RPS2 are non-cumulative. Accordingly, if a Dividend, or part of a Dividend, is not paid on a Dividend Payment Date, IAG is not required to pay the unpaid amount at any later time. The RPS2 are not debt instruments and Dividends are not the same as interest payments.

Non-payment of Dividends does not entitle a Holder to request Exchange, except in the limited circumstance where the Directors have determined that a Dividend is payable but the Dividend is not subsequently paid within 20 Business Days of the Dividend Payment Date (see clause 3.2 of the Terms of Issue).

If IAG does not pay a Dividend in full on a Dividend Payment Date (or within 20 Business Days of that

date), then IAG may not pay a dividend on Ordinary Shares or return capital (other than RPS2 or share capital ranking equally with or in priority to RPS2), without the requisite approval of Holders, unless:

- two consecutive Dividends stated to be payable on the RPS2 thereafter have been paid in full (or an equivalent amount of Dividends has been paid, if the frequency of payment is other than semi-annual); or
- an Optional Dividend has been paid to Holders equal to the unpaid amount (if any) of the two immediately preceding Dividends prior to the date of payment of the Optional Dividend (or an equivalent amount of Dividends has been paid, if the frequency of payment is other than semi-annual); or
- all the RPS2 have been converted, redeemed, bought back or cancelled.

This restriction on payment of dividends or return of capital does not affect payments made with respect to RPS1 or other equal ranking securities.

If a dividend is not paid on the RPS1, IAG may not redeem, reduce, cancel or acquire for any consideration any share capital of IAG (other than RPS1).

3.9 ◦◦◦ What are Reset Dates?

Reset Dates are dates on which IAG may reset any or all of the following terms:

- the next Reset Date;
- the Margin;
- the Market Rate; and
- frequency and timing of payment of Dividends.

There are restrictions on IAG's discretion to change these terms. See clauses 4.1 and 4.2 of the Terms of Issue. IAG must notify Holders of any such changes at least 50 Business Days prior to the relevant Reset Date.

3.10 ◦◦◦ What happens on a Reset Date?

IAG may make changes to the terms as detailed in section 3.9. The new terms will apply from the day after the relevant Reset Date until and including the next Reset Date. See clause 4.1 of the Terms of Issue.

The RPS2 may be Exchanged on a Reset Date. Exchange may be initiated by IAG or by Holders in the circumstances detailed in section 3.11.

3.11 ◦◦◦ What is Exchange?

Exchange by Holder on a Reset Date

A Holder may deliver a Holder Exchange Notice to IAG at least 35 Business Days prior to a Reset Date in respect of some or all of their RPS2. IAG will notify the Holder at least 21 Business Days prior to a Reset Date which one of the following methods of Exchange it intends to apply on the Reset Date:

- convert the RPS2 into Ordinary Shares; or
- arrange for a third party to acquire the RPS2 from the Holder for their Face Value; or
- redeem, buy-back or cancel the RPS2 for their Face Value, subject to prior approval by APRA.

In this circumstance, Exchange only occurs on the Reset Date. See clause 3.1 of the Terms of Issue.

Exchange by IAG on a Reset Date

IAG may deliver an Issuer Exchange Notice to Holders at least 35 Business Days prior to a Reset Date in respect of some or all of the RPS2 they hold. The Issuer Exchange Notice will include which one of the following methods of Exchange it intends to apply on the Reset Date:

- convert the RPS2 into Ordinary Shares; or
- redeem, buy-back or cancel the RPS2 for their Face Value subject to prior approval by APRA.

In this circumstance, Exchange only occurs on the Reset Date. See clause 3.3 of the Terms of Issue.

IAG may not issue an Issuer Exchange Notice to convert only some of the RPS2 on issue if it would result in the aggregate RPS2 on issue being less than $100 million.

3.12 ◦◦◦ Can an Exchange occur on a date other than a Reset Date?

Other than on a Reset Date, all (but not some of) the RPS2 can be Exchanged by:

- the Holder upon a Trigger Event (see section 3.13); and
- IAG on a Tax Event, Regulatory Event (eg. if the RPS2 no longer qualify as Tier 1 Capital – see 'Regulatory classification' and 'Accounting treatment' risks in section 5.1) or following certain takeovers or schemes of arrangement (see clause 3.3 of the Terms of Issue).

3.13 ◦◦◦ What is a Trigger Event?

Trigger Events include the following:

- non-payment in full of Dividends within 20 Business Days of a Dividend Payment Date, excluding where non-payment is due to one or more of the payment conditions in clause 2.2 of the Terms of Issue not having been satisfied;
- occurrence of conventional insolvency-type events in relation to IAG;
- a change in control of IAG by a takeover bid, or scheme of arrangement;
- the suspension of the RPS2 or Ordinary Shares from trading on ASX for more than 20 successive Business Days; and
- an announcement by IAG of its intention to sell all, or substantially all, of its business undertakings or assets.

See clause 3.2 of the Terms of Issue for full details of Trigger Events.

3.14 ◦◦◦ What happens on conversion?

Each of the RPS2 that are to be converted will convert into Ordinary Shares with reference to the VWAP on the 20 Business Days immediately before the Exchange Date.

This means that the number of Ordinary Shares issued on any conversion will vary depending on the Ordinary Share price over the 20 Business Days immediately before the Exchange Date. On a conversion, where a Holder delivers a Holder Exchange Notice prior to a Reset Date, Holders receive Ordinary Shares with a value of $100 per RPS2 held (calculated with reference to the VWAP on the 20 Business Days immediately prior to the Exchange Date). On any other conversion, Holders will receive Ordinary Shares with a value of $102.56 per RPS2 held calculated on the above basis. See clauses 3.5 and 3.6 of the Terms of Issue.

On any conversion, each of the RPS2 will convert into Ordinary Shares that will rank equally in all respects with all other Ordinary Shares then on issue from the Exchange Date.

3.15 ◦◦◦ What happens in the event of redemption?

On redemption, or if IAG buys back or cancels the RPS2, each of the RPS2 will be redeemed, bought back or cancelled at their Face Value. IAG may only do this if APRA gives prior approval. Redemption, buy-back or cancellation of RPS2 may be restricted in certain circumstances if, at that time, dividend payments have been outstanding on RPS1 for more than 20 Business Days.

3.16 ◦◦◦ Can the RPS2 be traded on ASX?

IAG will apply within seven days after the date of this Prospectus for the RPS2 to be quoted on ASX. Once quoted on ASX, the RPS2 can be purchased or sold through any stockbroker in Australia. The price may be higher or lower than the Face Value and will depend, among other things, on the level of supply and demand for the RPS2.

3.17 ◦◦◦ Can a Holder require a repurchase, buy-back or redemption of their RPS2?

Holders cannot require IAG to repurchase, buy-back or redeem their RPS2.

3.18 ◦◦◦ In a winding up, what will Holders receive?

In the event of a winding up of IAG, Holders will be entitled to a return of capital of up to the Face Value and any due but unpaid Dividend after all creditors and other liabilities of IAG have been paid. The RPS2 do not confer any further right to participate in a distribution of IAG's assets. In a winding up, the Holders will rank ahead of Ordinary Shareholders and equal to holders of RPS1 and holders of any equally ranking preference shares issued after the RPS2.

In the event of a shortfall of funds on a winding up such that there are not sufficient funds to pay this amount to all Holders, Holders will not receive a full return, but will receive a pro rata return with other preference shareholders ranking equally with the RPS2, including holders of RPS1 and holders of any equally ranking preference shares issued after the RPS2.

3.19 ◦◦◦ What are the taxation implications of holding or selling the RPS2?

The taxation implications of investing in the RPS2 will depend on the Holder's individual circumstances. Investors should obtain their own taxation advice. A summary of some of the relevant taxation matters is set out in section 6.

3.20 ◦◦◦ Do the RPS2 have voting rights?

The RPS2 do not have voting rights at general meetings of IAG, except in limited circumstances (see clause 6 of the Terms of Issue) in which case each of the RPS2 will carry the same voting rights as if they were converted into Ordinary Shares immediately prior to the meeting. Those circumstances include where a proposal is made that affects rights attached to the RPS2 and when a Dividend or part of a Dividend is in arrears.

You should read the whole of this Prospectus carefully. If you are unclear in relation to any matter or uncertain if the RPS2 are a suitable investment for you, you should consult your stockbroker, accountant or other professional adviser.

section 4

IAG and its operations

4.1 ○○○ Overview of business

Insurance Australia Group is the largest general insurance group in Australia and New Zealand (as measured by Gross Written Premium (GWP) in both countries). In the year ended 31 December 2002, the Group's GWP on a pro forma basis totalled approximately $6.0 billion*.

The Group manufactures and distributes personal and commercial insurance products and manages government workers' compensation schemes. The Group owns a variety of brands through which these general insurance products are distributed. These brands include NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State and NZI.

The Group also provides a range of retirement financial products and services under the ClearView Retirement Solutions brand.


NRMA
INSURANCE
ClearView
SGIO
IAG
Insurance
Australia
Group
SGIC
CGU
swann insurance
NZI
STATE

IAG, under its former name of NRMA Insurance Group Limited, listed on the Australian Stock Exchange in August 2000. Its name and ASX code (IAG, formerly NRM) were changed in January 2002 to better reflect the Group's size, diversity, geographical distribution and aspirations. IAG has a market capitalisation of $5.2 billion as at 19 May 2003, ranking it among the largest 30 Australian listed companies.

The Group has grown significantly over the past five years, expanding throughout the Australian and New Zealand general insurance markets, both organically and through acquisitions and strategic ventures in the general insurance market.

* Pro forma GWP of $6.0 billion is the aggregate of the Group's consolidated GWP for the half year ended 31 December 2002, doubled to give an annualised amount ($3.8 billion) and the aggregated GWP for CGU and NZI for the year ended 31 December 2002 ($2.2 billion). The pro forma financial information is provided for information purposes only and is not a forecast of operating results to be expected in future periods. The actual financial performance of the Group for the full year ended 30 June 2003 will only contain CGU and NZI financial performance from 2 January 2003.

Most notably, in January 2003, the Group completed the acquisition of the Australian and New Zealand general insurance operations of Aviva plc, being CGU and NZI (Acquisition), for $1,855 million. This Acquisition has significantly enhanced the Group's position in terms of GWP and policies on issue, as well as by diversification by product line, geographic spread and distribution channel.

As a combined business, the Group expects to extract $160 million per year in pre-tax expense synergies. These synergies are expected to result from a combination of Underwriting and operating efficiencies, including claims management, Underwriting processes and rationalisation of corporate and shared services costs. The Acquisition is expected to be earnings per Ordinary Share (EPS) positive during the half year ended 31 December 2004 (pre amortisation of goodwill). It is also expected to increase EPS in the range of 10%–15% in the third year following the Acquisition.

Other recent acquisitions and strategic ventures include:

- acquisition of the non-risk workers' compensation business from Zurich Insurance Australia Limited in January 2003;
- acquisition of in-force policies and renewal rights to HIH Insurance Limited's Australian workers' compensation business and non-risk workers' compensation business in March 2001;
- acquisition of State Insurance Limited in New Zealand in February 2001;
- joint venture with RACV to form Insurance Manufacturers of Australia Pty Limited in December 1999; and
- acquisition of SGIO Insurance Limited, with insurance operations in Western Australia and South Australia (the latter is known as SGIC Insurance Limited) in 1998.

The following charts summarise the Group's GWP by product line, geographic spread and distribution channel and include pro forma information to give an indication of the Group's profile following the Acquisition. The pro forma financial information is provided for information purposes only and is not a forecast of operating results to be expected in future periods. The GWP for the pro forma Group of approximately $6.0 billion assumes the Acquisition was completed as at 1 January 2002 and is the aggregate of:

- the Group's consolidated GWP for the half year ended 31 December 2002 of $1.9 billion, doubled to give an annualised amount of $3.8 billion; and
- CGU and NZI aggregated GWP for the year ended 31 December 2002 of $2.2 billion.

Insurance Australia Group – GWP

Based on the Group's consolidated GWP for the half year ended 31 December 2002 of $1.9 billion, doubled to give an annualised amount of $3.8 billion, which does not include CGU and NZI

Pro forma – GWP

Based on the Group's pro forma GWP of $6.0 billion, which includes CGU and NZI

Product Line


Liability 1%
Health 4%
Other Short-tail 1%
CTP 17%
Workers' compensation 4%
Motor 44%
Short-tail commercial 9%
Home 20%


Liability 5%
Other Short-tail 3%
Health 3%
CTP 10%
Motor 33%
Workers' compensation 3%
Short-tail commercial 21%
Home 22%

Geographic Spread


NZ 12%
NT / TAS 1%
WA 7%
SA 5%
NSW / ACT 58%
QLD 2%
VIC 15%


NZ 14%
NT / TAS 1%
WA 7%
NSW / ACT 45%
SA 7%
QLD 6%
VIC 20%

Distribution Channels


Financial institutions 2%
Broker 12%
Direct 86%


Affiliated associations 2%
Financial institutions 7%
Other 1%
Agent 8%
Broker 24%
Direct 58%

4.2 ○○○ Financial profile and performance

For the half year ended 31 December 2002 the Group recorded a profit for shareholders of $62 million after tax and outside equity interests and GWP of $1,886 million. This represents an increase in net profit of 27% and GWP of 13% compared to the previous corresponding period. The Group's financial performance for the half year ended 31 December 2002 did not include the financial performance of the CGU and NZI businesses as the Acquisition was completed on 2 January 2003. For the full year to 31 December 2002, the CGU and NZI businesses generated $2,270 million in GWP and a net profit attributable to shareholders of $48 million.

The following graphs provide a historical summary of the growth in the Group's GWP and Net Earned Premium since 1991 to the full year ended 30 June 2002 and the Group's financial performance over that time period. Pro forma amounts for GWP and Net Earned Premium are the aggregate of those items for the Group for the half year ended 31 December 2002, doubled to give an annualised amount, and the aggregated GWP and Net Earned Premium for CGU and NZI for the full year ended 31 December 2002.

Gross Written Premium versus Net Earned Premium ($ billion)


6.0
5.0
4.0
3.0
2.0
1.0
0.0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Pro forma
Financial Year Ended 30 June
Group Gross Written Premium
Group Net Earned Premium
CGU/NZI Gross Written Premium
CGU/NZI Net Earned Premium

Profit / (loss) attributable to shareholders ($ million)


700
600
500
400
300
200
100
0
(100)
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Financial Year Ended 30 June
Group excluding CGU and NZI

Notes
- *The financial information for years 1991 to 2000 relates to the consolidated operations of NRMA Insurance Limited prior to the acquisition by IAG (then known as NRMA Insurance Group Limited).*
- *In relation to the financial information for year ended 30 June 2001, IAG commenced operation on 22 July 2000 when it acquired NRMA Insurance Limited and its controlled entities upon demutualisation of NRMA Insurance Limited. Financial information used above, however, represents the full year of operation, including the three weeks prior to the acquisition of NRMA Insurance Limited and its controlled entities by IAG.*
- *The financial information in these charts is from the audited consolidated financial statements for the full years ended 30 June, except for the pro forma financial information which is unaudited.*

As shown in the graph above, the reported profit/(loss) of the Group over the past 12 years has been volatile. While there is inherent volatility in general insurance operations, the biggest source of volatility for the Group in the past six years has been from equity investment market performance. The Group is required to mark to market the majority of its substantial investment portfolio, with any changes in market values of these investments reported as part of the financial performance for the period.

The Group has significantly reduced its exposure to equity investment markets over the past year by re-weighting the investment mix of its Technical Reserves portfolio towards fixed interest investments and putting in place instruments to hedge the volatility of the remaining equity investments. These strategies have reduced the sensitivity of the Group's earnings to movements in equity markets. As at 30 April 2003, the sensitivity of the Group's profit before tax to movements in the market value of its combined equity portfolios was as follows:
- a 1% rise in the equity markets would generate a gain of around $13.1 million; and
- conversely, a 1% fall in the equity markets would generate a loss of around $12.1 million.

The sensitivity numbers should be interpreted with care owing to the non-linear nature of the tactical option protection. For example, as at 30 April 2003:
- a 10% rise in the markets would generate a gain of approximately $147.8 million; and
- a 10% fall in the markets would generate a loss of approximately $98.6 million.

These figures are an update from the sensitivities released to ASX by IAG on 7 April 2003 and are by nature dynamic. They include the effect of increases in key equity market indices during April 2003.

The Group has delivered GWP growth in excess of 150% over the seven years ended 30 June 2002. This growth has been approximately 50% organic and 50% from acquisition. The three years from 1 July 1999 to 30 June 2002 contributed double-digit growth in Net Earned Premium, achieving a compound annual growth rate of 17.6% per year. This increased scale and diversity, combined with the extent of the Group's Reinsurance arrangements, assist in reducing the exposure of the Group to the inherent volatility of its general insurance operations.

IAG's statutory reports since listing and related investor reports are available on the Company's website at **www.iag.com.au**.

The following table shows the Group's financial performance for the full year ended 30 June 2002 and the half year ended 31 December 2002. **The financial performance of CGU and NZI are not included as the Acquisition was completed on 2 January 2003.**

INSURANCE AUSTRALIA GROUP LIMITED
Consolidated Statement of Financial Performance

($ million)	Full year ended 30 June 2002[1]	Half year ended 31 December 2002[1]
Gross written premium	**3,558**	**1,886**
Gross earned premium	**3,448**	**1,868**
Reinsurance expense	(253)	(69)
Net premium revenue	3,195	1,799
Net claims expense[2]	(2,425)	(1,382)
Underwriting expense	(628)	(346)
Underwriting profit	**142**	**71**
Investment income on technical reserves	136	219
Insurance profit	**278**	**290**
Financial services	(5)	2
Net corporate expenses	(42)	(14)
Amortisation and interest	(67)	(39)
Profit from fee based businesses	32	2
Investment income/(loss) on shareholders' funds	(234)	(129)
Investment income/(loss) on external funds	(75)	12
NSW insurance protection tax	(21)	(9)
Non-recurring items[3]	33	-
Profit/(loss) before income tax	**(101)**	**115**
Income tax (expense)/benefit	18	(18)
Profit/(loss) after income tax	**(83)**	**97**
Outside equity interests	58	(35)
Profit/(loss) attributable to shareholders	**(25)**	**62**
Dividends paid on RPS1	-	11
Insurance ratios	%	%
Loss ratio	75.9	76.8
Expense ratio	19.7	19.2
Combined ratio	95.6	96.0
Insurance margin	8.7	16.1

Notes [1] *The financial information for the full year ended 30 June 2002 is audited. The financial information for the half year ended 31 December 2002 has been reviewed by the auditors.*

[2] *Includes Reinsurance Recoveries (whole of account aggregate stop loss valuation) of $185 million and net claims from the events of 11 September 2001, major storms and bushfires ($100 million) for the year ended 30 June 2002.*

[3] *Non recurring items – profit on sale of NRMA Building Society Limited ($45 million) less 'Share the Future' legal expenses ($12 million).*

The Group's key operating performance measures relate to its general insurance operations. The Group recently revised its targets as it believes the business, post integration of CGU and NZI, will sustain improved operating targets. The Group is now targeting a Combined Operating Ratio (COR) for the consolidated group of 96.0%–98.0% and an Insurance Margin in the range of 9.0%–11.0%. For the half year ended 31 December 2002, the Group reported a COR of 96.0% and an Insurance Margin of 16.1%. Importantly, for the half year ended 31 December 2002, the Group's Insurance Margin benefited from a reduced number of motor vehicle claims due to record low rainfall in New South Wales. For the full year ended 30 June 2003 the Group expects the Insurance Margin to return to more sustainable levels.

The Group has declared five dividends on Ordinary Shares and two on RPS1 since listing and also conducted two Ordinary Share buy-backs, which included a dividend component. All dividends have been fully franked. At 31 December 2002, the Group had a franking balance in excess of $300 million (providing the capacity to pay fully franked dividends of approximately $700 million).

The following table shows the financial performance of CGU and NZI for the full years ended 31 December 2001 and 2002.

CGU AND NZI
Aggregated Statement of Financial Performance

($ million)	31 December 2001	31 December 2002
Gross written premium	**1,947**	**2,270**
Net premium revenue	**1,644**	**1,909**
Net claims expense	(1,089)	(1,295)
Underwriting expense	(585)	(640)
Underwriting loss	**(30)**	**(26)**
Investment income	191	90
Other	(10)	(8)
Profit before income tax	**151**	**56**
Income tax (expense)/benefit	(40)	(8)
Profit after income tax	**111**	**48**
Insurance ratios	%	%
Loss ratio	66.2	67.8
Expense ratio	35.6	33.5
Combined ratio	101.8	101.3

Note *The aggregated statement of financial performance presented for CGU and NZI is simply the aggregated financial performance without any consolidation adjustments and is unaudited. The NZI financial statements have been converted into Australian currency using the average exchange rate of NZ$1.00 = A$0.8123 and A$0.8530 for the full year ended 31 December 2001 and 31 December 2002 respectively. The individual financial statements for CGU and NZI for the full years ended 31 December 2001 and 31 December 2002 are audited.*

4.3 ○○○ Capital management

The Group's capital management strategy is aimed at optimising the appropriate level and mix of capital for its business needs, risk appetite and delivery of sustainable attractive returns to shareholders. The level of capital and mix of capital targeted is set around three sets of parameters:

- a risk of ruin of 1 in 750 years;
- a 'AA' rating for its main operating entities; and
- a Group risk-weighted minimum capital requirement (MCR) multiple of between 1.35 – 1.65 times the MCR, where the MCR is set by applying the principles of the APRA regulatory capital regime to all of the Group's operations.

As at 30 April 2003, the Group was within its target MCR multiple range of 1.35 - 1.65 times the MCR. Completion of the Offer will add to the Group's capacity to operate within this range by increasing its Tier 1 Capital.

The proceeds of the Offer will be used to refinance existing senior debt obligations. The issue of RPS2 is consistent with the Group's capital management strategy in that it strengthens the Group's financial position and involves IAG issuing Tier 1 regulatory capital in a different form than Ordinary Shares.

The Offer follows a number of capital initiatives undertaken as part of the Acquisition. The purchase price of $1,855 million was funded initially by way of a bridging facility, which was put in place pending the raising of equity and placing of long term debt and hybrid capital in the capital markets. The Group has retired the bridge facility using existing funds and the execution of five capital raising initiatives:

- $500 million of Ordinary Share capital issued through an institutional placement at $2.55 per Ordinary Share (in two stages, completed 24 October and 19 November 2002 respectively);
- $300 million of dated subordinated notes, issued by NRMA Insurance Limited (completed 27 November 2002);
- $380 million of Ordinary Share capital issued through an underwritten Share Purchase Plan at $2.40 per Ordinary Share (completed 12 December 2002);
- $75 million of Ordinary Share capital issued through an underwritten dividend reinvestment plan for Ordinary Shares at $2.79 per Ordinary Share (completed 14 April 2003); and
- $401 million (US$240 million) of dated subordinated notes, issued by NRMA Insurance Funding 2003 Limited (a wholly owned subsidiary of NRMA Insurance Limited) (completed 28 April 2003). Foreign currency swaps are in place to completely hedge both the principal and interest payments for movements in the A$/US$ exchange rate on this loan capital.

In addition, the Group proposes to utilise its dividend reinvestment plan for Ordinary Shares as a capital management tool, providing flexibility in managing the Group's capital position.

Tier 1 Capital

IAG, under new guidelines developed by APRA, is authorised to be a non-operating holding company (NOHC). This is on the basis of its ownership of a number of APRA licensed entities.

APRA has the ability to impose prudential requirements on entities it regulates. This includes imposing conditions regarding regulatory capital requirements as well as the mix and quality of that capital. APRA has put in place prudential regulatory requirements for general insurer entities and authorised NOHCs.

In terms of these requirements, APRA requires a general insurer entity to maintain a capital base in excess of APRA's minimum capital requirement. APRA divides a general insurer's capital base into Tier 1 and Tier 2 Capital, and requires that Tier 1 Capital constitutes at least 50% of its capital base. To date, APRA has not issued capital requirements for NOHCs, but the Group understands that APRA proposes that the capital base of a NOHC is to be calculated in accordance with the capital adequacy requirements for general insurer entities.

IAG is satisfied that the RPS2 will constitute Tier 1 Capital. Funding part of this capital base by RPS2 should be beneficial to IAG as the RPS2 are a less expensive form of Tier 1 Capital than Ordinary Shares on the assumption that IAG achieves its targeted return on equity.

However, if APRA subsequently determines that the RPS2 do not constitute Tier 1 Capital, IAG may decide that a Regulatory Event has occurred. This would enable IAG to convert the RPS2 into Ordinary Shares or, subject to APRA's approval, redeem, buy-back or cancel the RPS2 for their Face Value. See section 5 and clause 3.3 of the Terms of Issue.

4.4 ○○○ Pro forma financial information

The following pro forma financial information assumes $200 million is raised through the issue of the RPS2. It sets out the Group's summarised pro forma statement of financial position as at 31 December 2002 assuming that the RPS2, the Acquisition and the associated funding were completed on 31 December 2002.

Statement of financial position

The basis of preparation of the Group's summarised pro forma statement of financial position is detailed below. The purpose of the pro forma statement of financial position is to present the Group's financial position as at 31 December 2002 and adjust it for the:

- Acquisition by aggregating the financial position of CGU and NZI as at 31 December 2002 with goodwill and completion adjustments;
- funding adjustments from capital raisings executed since 31 December 2002; and
- effects of the RPS2 Offer.

1 The Group

The Group's summarised consolidated statement of financial position is taken from the financial statements for the half year ended 31 December 2002 which were reviewed by the auditors. The statement of financial position does not include CGU and NZI, as the Acquisition was completed on 2 January 2003.

2 The Acquisition

The summarised statement of financial position for the Acquisition has been taken and aggregated from the audited financial statements of CGU and NZI for the full year ended 31 December 2002, without any consolidation adjustments, and adjusted for the expected goodwill and completion adjustments arising from the Acquisition.

The completion adjustments that have been made to the audited financial statements are as follows:

- CGU and NZI outstanding claims provisions have been adjusted to bring them in line with the Group's methodology and assumptions. This adjustment increases the outstanding claims provision by $244 million (before tax);
- a restructuring provision of $60 million (before tax) has been raised from a total estimated integration and restructuring cost of $145 million. The other $85 million does not meet the accounting standard requirements for inclusion as a restructuring provision and will be expensed as incurred; and
- direct transaction costs of the Acquisition estimated at $10 million are accounted for as a component of goodwill recognised on the Acquisition of $1,076 million.

3 The Funding

The funding adjustments are those capital raisings that have occurred since 31 December 2002 to the date of this Prospectus. These adjustments exclude capital raisings that were completed as at 31 December 2002 including the institutional placement of Ordinary Shares, the Share Purchase Plan and the issue of $300 million of dated subordinated debt which are already reflected in the Group's financial position as at that date.

The funding adjustments after 31 December 2002 are as follows:

- the drawdown of a bridge facility of $480 million to fund the completion of the Acquisition of $1,787 million (net of intercompany receivables existing as at 31 December 2002). The bridge facility was fully repaid by the following capital raisings:
  - the issue of $82 million of commercial paper; and
  - a private placement of subordinated notes to international investors of $401 million; and
- $75 million of Ordinary Shares dividends paid by IAG in April 2003 was reinvested in the Group under a fully underwritten dividend reinvestment plan.

4 The RPS2

The capital raised through the issue of the RPS2 assumes $195 million (net of transaction costs) will be applied to reduce existing senior debt obligations.

INSURANCE AUSTRALIA GROUP LIMITED

Consolidated Pro forma Statement of Financial Position as at 31 December 2002

($ million)	The Group[1]	Pro forma adjustments[2] Acquisition	Funding	RPS2	Pro forma[2]
Cash and investments	8,925	2,663	(1,307)	-	10,281
Other assets	2,289	1,906	3	-	4,198
Intangibles	616	1,076	-	-	1,692
Total assets	**11,830**	**5,645**	**(1,304)**	**-**	**16,171**
Claims outstanding and unearned premium	5,744	3,338	-	-	9,082
Current senior borrowings	301	-	82	(195)	188
Non-current senior borrowings	92	-	-	-	92
Non-current subordinated borrowings	300	-	401	-	701
Other liabilities	1,605	520	-	-	2,125
Total liabilities	**8,042**	**3,858**	**483**	**(195)**	**12,188**
Net assets	**3,788**	**1,787**	**(1,787)**	**195**	**3,983**
Ordinary Shares	3,364	-	75	-	3,439
Reset preference shares	343	-	-	195	538
Accumulated losses	(402)	-	(75)	-	(477)
Foreign currency translation reserves	(4)	-	-	-	(4)
Outside equity interests	487	-	-	-	487
Total equity	**3,788**	**-**	**-**	**195**	**3,983**

Notes [1] *The Group's financial position as at 31 December 2002 does not include CGU and NZI as the Acquisition was completed on 2 January 2003. This information has been reviewed by the auditors.*

[2] *The pro forma adjustments and the pro forma statement of financial position are unaudited.*

Effect of RPS2 on EPS and return on equity

The precise effect of the issue of RPS2 on EPS and return on equity on a pro forma basis for the most recent historical financial period (half year ended 31 December 2002) cannot be meaningfully determined as the Offer is part of a number of financing transactions related to the Acquisition which was not completed during that financial period.

The Group intends to use the funds raised through the issue of the RPS2 to refinance existing senior debt obligations. This will result in an ongoing benefit to the Group's net profit attributable to shareholders from the reduction in interest expense from the refinanced senior debt estimated to be $9.4 million per year before tax.

4.5 ○○○ Credit ratings

RPS2 and some subsidiaries of IAG have been rated on an interactive basis by Standard & Poor's Ratings Services (S&P). At the date of this Prospectus those ratings are as follows:

Issue Credit Rating	
Insurance Australia Group Limited RPS1	'A-'
Insurance Australia Group Limited RPS2	'A-'
Insurer Financial Strength Ratings	
NRMA Insurance Limited	'AA'
IAG New Zealand Limited	'AA'
CGU Insurance Limited	'AA-'
New Zealand Insurance Limited	'AA-'
Swann Insurance (Aust) Pty Limited	'AA-'
Long-Term Counterparty Credit Ratings	
NRMA Insurance Limited	'AA'/Stable Outlook
IAG New Zealand Limited	'AA'/Stable Outlook
CGU Insurance Limited	'AA-'/Stable Outlook
New Zealand Insurance Limited	'AA-'/Stable Outlook
Swann Insurance (Aust) Pty Ltd	'AA-'/Stable Outlook

S&P Issue Credit Ratings are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities (including the RPS2).

S&P Insurer Financial Strength Ratings are not a recommendation to purchase or discontinue any policy or contract issued by an insurer or to buy, hold or sell any security issued by an insurer.

As at the date of this Prospectus, IAG has not approached any other rating agency for a rating of the RPS2.

Ratings are subject to revision or withdrawal at any time.

Rating definitions used by S&P are as follows:

- an Issue Credit Rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program;
- an Insurer Financial Strength Rating is a current opinion of the financial security characteristics of an insurance organisation with respect to its ability to pay under its insurance policies and contracts in accordance with their terms;
- a Long-Term Counterparty Credit Rating is a current opinion of an obligor's overall financial capacity (its creditworthiness) to pay its financial obligations; and
- a Rating Outlook assesses the potential direction of a Long-Term Counterparty Credit Rating over the intermediate term (typically six months to two years). In determining a Rating Outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A Rating Outlook is not necessarily a precursor of a rating change or future CreditWatch action.

Issues rated 'BBB-' or higher by S&P are considered to be investment grade. **RPS2 have been assigned an 'A-' rating by S&P and are therefore investment grade**.

According to S&P:

- an Issue Credit Rating of 'A' describes an obligor that has a strong capacity to meet its financial commitment on the obligation;
- an Insurer Financial Strength Rating of 'AA' describes an insurer that has very strong financial security characteristics;
- a Long-Term Counterparty Credit Rating of 'AA' describes an obligor that has a very strong capacity to meet its financial commitments;
- the ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories; and
- a Rating Outlook 'Stable' means that a rating is not likely to change.

section 5

investment risks

Before applying for the RPS2, investors should consider whether the RPS2 are a suitable investment for them. Investors should be aware that there are risks associated with an investment in the RPS2, many of which are outside the control of IAG. These risks include those set out in this section and other matters referred to in this Prospectus.

The investment risks can be categorised as:

- risks associated with investing in the RPS2; and
- risks attaching to the Group and associated with the insurance industry generally.

5.1 ○○○ Risks associated with investing in the RPS2

Set out below are specific risks associated with an investment in the RPS2.

Financial market conditions

The market price of the RPS2 will fluctuate due to various factors, including interest rates, general movements in the Australian and international equity markets, investor sentiment, worldwide or regional economic conditions, movements in the market price of Ordinary Shares, and factors which may affect IAG's financial position and earnings. The market price of the RPS2 may be more sensitive than Ordinary Shares to changes in interest rates.

Market Price and liquidity of RPS2

IAG is not able to predict the market price or liquidity of the RPS2 on ASX. Application has been made for permission to quote the RPS2. All requirements of ASX relating to quotation of the RPS2 that can be complied with on or before the date of distribution of the Prospectus have been duly complied with.

The market on ASX for the RPS2 may be less liquid than the market on ASX for the Ordinary Shares or the RPS1.

It is possible that the RPS2 could trade on ASX at a price below the Face Value. The market value of RPS2 may be affected by the market price of Ordinary Shares. Ordinary Shares held as a result of any conversion would have the same rights as other Ordinary Shares.

Ability to pay Dividends

The RPS2 are not debt instruments, and the Dividends payable are not the same as interest payments. Dividends may not always be paid as the payment of Dividends is subject to a number of conditions. These conditions are:

- the Directors, at their discretion, determining a Dividend to be payable;
- IAG having profits, either current or retained, available for the payment of a Dividend;
- the payment of the Dividend having the result that IAG will still comply with APRA's capital adequacy guidelines regarding the Total Capital Adequacy Ratio and the Tier 1 Capital Ratio of the Group as they are applied at that time;
- unless APRA indicates that it has no objection, the amount of the Dividend not exceeding the profits after tax of the Group for the immediately preceding financial year less the aggregate amount of dividends paid by IAG in the then current financial year; and
- APRA not objecting to the payment of the Dividend.

There is a risk that one or more of these conditions may not be satisfied and a Dividend is not paid (see section 3.8 for the consequences of this for IAG). Like other insurance and financial services groups, due to the Group's volatility of earnings there can be no guarantee that in certain years IAG will have sufficient profits to satisfy the requirement in the fourth bullet point above. In this circumstance (assuming all other conditions are satisfied), IAG may pay a Dividend provided APRA has no objection as was the case for all dividends paid by IAG since 30 June 2002.

See section 5.2 for an outline of the major risks affecting the level of profitability of the Group.

Early Exchange

IAG may Exchange all of the RPS2 at times other than at a Reset Date, including in response to changes in tax laws, changes in the treatment by APRA of the RPS2 or on the occurrence of certain takeovers or schemes of arrangement. This could occur at a time prior to the first Reset Date or between Reset Dates and before a Holder wishes to dispose of their RPS2. This may have negative consequences for a Holder depending on their individual circumstances.

On such Exchange, IAG will either convert the RPS2 into Ordinary Shares or, subject to APRA's prior approval, redeem, buy-back or cancel the RPS2 at their Face Value. The number of Ordinary Shares to be issued on conversion depends on the VWAP on the 20 Business Days prior to the Exchange Date. This may differ to the market price for Ordinary Shares on the Exchange Date.

If IAG redeems, buys back or cancels the RPS2, it will do so at the Face Value. Depending on when a Holder bought the RPS2, this could be higher or lower than the price paid for the RPS2 by the Holder. Redemption, buy-back or cancellation of the RPS2 may be restricted in certain circumstances if, at the time, dividend payments on RPS1 have been outstanding for more than 20 Business Days.

Ranking of the RPS2

On any winding up of IAG, Holders will rank behind creditors of IAG (and equally with RPS1 holders in all respects), but in priority to Ordinary Shareholders to the extent of the Face Value of the RPS2 and any Dividends that are due but unpaid. In the event of a shortfall of funds on a winding up, there is a risk that Holders will not receive a full return of capital or any Dividend due and unpaid at that time. RPS2 rank equally with RPS1 in all respects.

Future issues of securities

Until they are converted, the RPS2 do not give any right to participate in future securities issues or bonus issues by IAG.

IAG may issue other preference shares, including other RPS2, which rank equally with or behind the RPS2, without the approval of the Holders. In addition, IAG may also issue other equity securities that rank equally or behind the RPS2 for dividends or repayment of capital in a winding up of IAG. Such issues could impact the ability of IAG to pay Dividends or the sufficiency of funds on a winding up.

Taxation treatment

A summary of the potential taxation implications for Holders is set out in section 6. This discussion is in general terms and is not intended to provide specific advice in relation to the circumstances of any particular Holder. Accordingly, investors should seek independent advice in relation to their own individual taxation position.

If there is a change to the taxation system that materially increases the costs to IAG of having the RPS2 on issue, IAG may decide that a Tax Event has occurred. This would allow IAG to convert the RPS2 into Ordinary Shares or, subject to APRA's prior approval, redeem, buy-back or cancel the RPS2 for their Face Value. See clause 3.3 of the Terms of Issue. Therefore, the exact period for which Holders will be entitled to the benefit of the rights attaching to the RPS2 is unknown.

Credit ratings

As a result of changes in the Group's operating performance or capital structure, there is a risk that credit ratings of the Group or the RPS2 could be downgraded in the future. This could affect the market price and liquidity of the RPS2 and Ordinary Shares.

Regulatory classification

IAG is satisfied that the RPS2 constitute Tier 1 Capital. However, if APRA subsequently determines that the RPS2 do not constitute Tier 1 Capital, IAG may decide that a Regulatory Event has occurred. This would allow IAG to convert the RPS2 into Ordinary Shares or, subject to APRA's prior approval, redeem, buy-back or cancel the RPS2 for their Face Value. See clause 3.3 of the Terms of Issue.

Accounting treatment

Changes to the accounting standards that apply to the Group are anticipated to impact upon the accounting treatment of RPS2 and consequently may impact the classification by APRA of RPS2 as Tier 1 Capital.

In particular, in July 2002, the Financial Reporting Council announced its formal support for Australia to adopt International Financial Reporting Standards (IFRS) for financial years ending on or after 1 January 2005. Subject to any necessary amendments of the Corporations Act, this will mean that, from 1 January 2005, the accounting standards that apply to reporting entities under the Corporations Act will be the standards issued by the International Accounting Standards Board. It is possible that the Australian Accounting Standards Board may adopt the IFRS before that date.

The IFRS (including proposed changes to the IFRS) will, unless amended before their effective date, result in the RPS2 being classified as a liability rather than as equity in the Group, which may in turn cause APRA to cease to classify RPS2 as Tier 1 Capital. The anticipated reclassification of the RPS2 as a liability (or debt) will result in the Dividends being classified as interest expense in arriving at the net profit or loss after tax attributable to shareholders. This may impact on the ability to pay Dividends.

The anticipated reclassification of the RPS2 as debt instruments following the introduction of IFRS in January 2005 is an accounting classification only and is not expected to impact the Terms of Issue or the legal or taxation status of the instrument. Consequently, the Holder will continue to be entitled to a Dividend after the introduction of IFRS despite the anticipated reclassification of the flows from the RPS2 as interest payments in the statement of financial performance.

While there would be no change to the Terms of Issue of the RPS2, if the RPS2 are no longer classified as Tier 1 Capital, this may constitute a Regulatory Event and would allow IAG to convert the RPS2 into Ordinary Shares or, subject to APRA's prior approval, redeem, buy-back or cancel the RPS2 for their Face Value.

5.2 ◦◦◦ Risks attaching to the Group and associated with the insurance industry generally

Set out below are risks associated with the Group and the insurance industry generally. These are relevant to an investment in the RPS2 as they affect the level and volatility of the profitability of the Group and therefore its ability to meet its obligations, including its ability to pay Dividends. In addition to other information set out in this Prospectus, the following risk factors should be carefully considered in evaluating the Group and IAG's ability to meet its obligations in respect of the RPS2.

Investment performance

Investment performance can significantly affect the Group's profits and financial position. The Group's investment portfolio consists of assets which back:

- shareholders' funds; and
- outstanding claims and Unearned Premium liabilities (Technical Reserves).

The majority of shareholders' funds are invested in Australian and international equity securities, in accordance with the Group's investment policy. Technical Reserves are fully invested in fixed interest and cash investments.

The level and volatility of investment income derived from equity securities is much greater than the level of volatility experienced with fixed interest and cash investments. To mitigate this risk, the Group has implemented a series of tactical option positions designed to protect the Group's capital position from any large downward movements in equity markets.

These derivative positions are actively managed, in recognition of the changing dynamics of investment markets both in Australia and internationally.

The Technical Reserves assets are subject to fluctuations in interest rates. However, the impact of interest rate movements on the market value of the Group's fixed interest portfolio is largely offset by the corresponding change in the discount rate applied to the Group's outstanding claims reserves. The duration of the Group's Technical Reserves is broadly matched to the duration of the underlying liabilities.

For the sensitivity of the Group's profit before tax to movements in the market value of its equity portfolios, see section 4.2.

Estimation of claims provisions

The Group maintains provisions for unpaid claims and related expenses, which reflect estimates of future claims, inflation trends and other factors.

Although the Group seeks to maintain claims provisions at a level of 90% Probability of Sufficiency, the establishment of appropriate provisions is an inherently uncertain process, especially for Long-tail classes of business. There can be no assurance that the Group's provisions will be sufficient.

Integration risks

On 18 October 2002, the Group announced the Acquisition. The final approvals required were granted on 20 December 2002, and the Acquisition was completed on 2 January 2003.

There are a number of risks associated with the integration of the businesses acquired as part of the Acquisition, including:

- the Group may not realise the expected benefits of the Acquisition, including the synergies identified as part of the Group's financial analysis of the businesses;
- the Group may incur additional costs associated with the integration of the businesses which may be greater than expected;
- under the terms of the Acquisition, the Group will assume certain business and contingent liabilities and may also become liable in respect of any successful litigation against these businesses; and
- under the terms of the Acquisition, the Group has only limited warranties and indemnities.

Business concentration

While a number of acquisitions (including the recent Acquisition) and strategic alliances have increased the diversification of the Group's business mix, its operations are still relatively concentrated around the private motor and home insurance markets and within New South Wales, Victoria and the Australian Capital Territory. As a result, the performance of the products and business written in these markets will significantly affect the Group's performance.

The Group has a significant exposure to the New South Wales Compulsory Third Party insurance market and the Western Australian workers' compensation market. Because these are statutory schemes, they are susceptible to future modifications, which could adversely affect the Group's financial performance.

Reinsurance

The Group enters into a significant number of Reinsurance treaties to limit its risk exposure to any one claim, class of business or occurrence of specific events. There can be no assurance that the Group's current Reinsurance coverage is adequate, that Reinsurance coverage will be available at adequate rates and levels in the future, or that reinsurers will pay valid claims.

Catastrophes

General insurers are subject to the risk of large-scale claims arising out of catastrophes, which may have a significant impact on their earnings and financial condition. Catastrophes may include cyclones, earthquakes, wind, hail, floods, fire, volcanic eruptions and explosions, which are inherently unpredictable with regard to incidence and severity.

While the Group has historically managed its exposure to catastrophes through, among other things, the purchase of Reinsurance, there can be no assurance that Reinsurance coverage will continue to be available at acceptable rates and levels or that existing coverage will prove adequate.

Terrorism

Exposure of the Group as a whole to terrorism risk is limited, although this varies to some degree amongst the different classes of business. The Group's commercial insurance exposure to terrorism risk is minimal due to the exclusion clauses active in the commercial property and liability insurances being offered by the Group. For personal lines insurance, the Group's Reinsurance program in Australia currently limits the Group's aggregate exposure to a limited range of terrorism risk. In New Zealand, terrorism exposure is fully excluded for all classes of business.

The Terrorism Insurance Bill is expected to come into effect from 1 October 2003. A key provision of this bill in its current form is that commercial insurance cover must include terrorism exposure. At this stage, the Group's exposure is expected to be limited to an annual aggregate of $1.0 million per licensed insurance company. However, the legislative proposal may change before its introduction.

Changes in Government policy, regulation or legislation

The insurance industry is subject to extensive legislation, regulation and supervision by federal and state regulatory organisations, including APRA. Insurance-specific regulation and supervision is primarily directed to the benefit of policyholders and not Holders. Future legislation and regulatory change, which affects the insurance or financial services industry, may materially adversely affect the Group's business, results of operations and financial condition. This includes changes that may occur as a result of the Federal Government's awaited responses to the conclusions and recommendations of the HIH Royal Commission.

See section 5.1 for the risk associated with changes in 'Accounting treatment'.

Operational risk

Whilst IAG has operational risk management practices, its profitability will continue to be subject to a variety of operational risks including – strategic and business decisions (including acquisitions); technology risk (including business systems failure); reputation risk (including damage to brands); fraud; compliance with legal and regulatory obligations; counter-party performance under outsourcing arrangements; business continuity planning; legal risk; data integrity risk; key person risk; and external events.

Competition

There is significant competition within the general insurance industry in Australia and New Zealand. Pressure on premium rates arising from legislative developments, or general competitive factors, may adversely impact the Group's Underwriting Results, market share and financial condition.

Economic and industry conditions

The Group's performance depends significantly on economic conditions in Australia and New Zealand, and on global economic conditions that affect the economy of both countries. Changes in economic conditions can affect the financial results of the Group through their effect on market conditions and investment income and through changes in consumer demand for the Group's products and services. The Group cannot predict the impact that future economic and industry conditions will have on its business. Future economic and industry conditions may be unfavourable, and as a result there can be no assurances that future conditions will not materially adversely affect the Group's profitability.

Litigation

The Group is currently involved in a number of legal proceedings relating to policies underwritten by them. There can be no assurance that the outcome of these or other proceedings will not have a material effect on the Group's business, financial condition or results of operations.

The above summary is not exhaustive. Investors should read this Prospectus in its entirety and consult their stockbroker, accountant or other professional adviser before deciding whether to apply for the RPS2.

08

Taxation implications

section 6

Taxation

Following is a summary of the principal Australian income tax, goods and services tax and stamp duty consequences of acquiring, holding and disposing of the RPS2. The summary is based on Australian revenue law, public taxation rulings and determinations and administrative practice current as at the date of this Prospectus.

This discussion relates only to Holders who are residents of Australia for Australian taxation law purposes.

The following comments concerning the taxation position of Holders are necessarily general in nature and investors should seek and rely on their own taxation advice. The taxation consequences associated with an investment in the RPS2 will depend upon the particular circumstances of that person. Investors should not rely on this explanatory outline for their own taxation purposes.

Receipt of Dividends

The RPS2 will be characterised as 'equity interests' for income tax purposes. Accordingly, Dividends paid on the RPS2 will be 'frankable'. Such Dividends may be franked, unfranked or only partly franked. The amount of the cash Dividend payable will be subject to adjustment in accordance with formulae that take into account the level of franking credits attached and changes in the corporate tax rate, so that Holders receive a particular gross yield for each Dividend paid.

A Holder will be required to include in their assessable income the amount of any Dividend (including any Optional Dividend) that they receive on their RPS2. To the extent that a Dividend is franked, a Holder will be required to include in their assessable income the franking credit attached to that Dividend. Subject to the comments below regarding 'qualified persons', a Holder is then entitled to a tax offset equal to the franking credits attached to the Dividend. Furthermore, Holders who are resident individuals, certain exempt institutions, trustees who are assessed on a resident beneficiary's share of trust income, complying superannuation funds, complying approved deposit funds and pooled superannuation trusts and life insurance companies may be entitled to a refund of any excess franking credits.

A Holder must be a 'qualified person' regarding a Dividend paid on their RPS2 before they will be entitled to the benefit of the tax offsets that flow from receiving franked dividends. A Holder will be a 'qualified person' in respect of their RPS2 if they have held their RPS2 at risk for at least 45 days. A Holder will also be a 'qualified person' if they have previously made an election with the Commissioner of Taxation to have a franking rebate ceiling applied to them. Holders are strongly recommended to seek their own tax advice if they are uncertain as to how the 'qualified person' rules might apply to their circumstances.

Investors in the RPS2 will be provided with the opportunity to disclose their TFN. Although disclosure of their TFN is not compulsory, Holders should be aware that, unless they are exempt from the TFN provisions, failure to disclose their TFN might result in an amount of tax being deducted from the Dividend payments at the top marginal tax rate (plus Medicare levy). Alternatively, where a Holder holds their RPS2 in the course or furtherance of an enterprise carried on by it, the Holder may quote their ABN.

Conversion of the RPS2

Each RPS2 will be a 'CGT asset' under the capital gains provisions. The Terms of Issue provide that conversion of an RPS2 constitutes a variation of the status of, and rights attaching to, the RPS2 so that it becomes an Ordinary Share. There is no cancellation, redemption or termination of the RPS2 or the issue, allotment or creation of a new share in that circumstance. Accordingly, conversion of an RPS2 to an Ordinary Share should not result in a CGT event happening to the Holder.

In accordance with the Terms of Issue, each Holder will also be allotted an additional number of Ordinary Shares upon conversion. The additional Ordinary Shares will be issued for no consideration. For capital gains purposes in determining the cost base to the Holder of the Ordinary Shares the Holder now holds, the cost base of the original RPS2 will be spread across both the Ordinary Share into which it is converted and these additional Ordinary Shares. The Ordinary Shares will be taken to have been acquired by the Holder at the time that the RPS2 were acquired by the Holder.

Similarly, in determining the cost of the Ordinary Shares to the Holder where the Holder does not hold the RPS2 as a capital asset (for example, they hold the RPS2 in the course of a business of trading or dealing in such securities), the cost of the original RPS2 to the Holder should be spread across the Ordinary Share into which it converts and the additional Ordinary Shares.

Disposal of the RPS2 (prior to conversion)

A sale or other disposal of an RPS2 by the Holder will result in a CGT event happening to the Holder. A capital gain would arise to the extent of any excess of capital proceeds received from the sale or disposal of the RPS2 over the cost base of the RPS2 to the Holder. The cost base of the RPS2 would include the amount paid by the Holder to acquire the RPS2 (whether upon issue by IAG or purchase from a previous Holder) as well as the costs associated with the acquisition and disposal of the RPS2 (such as brokerage) incurred by the Holder.

If the Holder is an individual or a trust (other than a trust that is a complying superannuation fund) and has held the RPS2 for at least 12 months prior to disposing of it, the Holder will only be required to include one-half of their capital gain (after reduction by any available capital losses) in their assessable income. If the Holder is a complying superannuation fund and has held the RPS2 for at least 12 months, only two-thirds of their capital gain is included in assessable income. Conversely, a capital loss could arise where the capital proceeds are less than the cost base of the RPS2.

Where the Holder does not hold the RPS2 as a capital asset, the excess of the proceeds of sale or disposal over the cost of the RPS2 to the Holder will constitute assessable income on ordinary concepts. A CGT event will still happen to the Holder, but the amount of any capital gain arising to the Holder on the disposal of an RPS2 will be reduced by the amount of such assessable income. Where the proceeds of sale or disposal are less than the cost to the Holder of the RPS2, the Holder should incur a deductible loss. However, the Holder cannot obtain both a deductible loss and a capital loss in respect of the same disposal.

Redemption, buying back or cancellation of the RPS2

A CGT event will happen to a Holder if IAG redeems, buys back or cancels an RPS2 under the Terms of Issue. The comments above regarding the disposal of the RPS2 prior to conversion also apply to the redemption, cancellation or buying back of the RPS2. As a Holder will receive the Face Value if IAG redeems, buys back or cancels an RPS2, it is unlikely that a Holder who acquires the RPS2 upon issue by IAG (as opposed to a Holder who acquires the RPS2 from a previous Holder) would incur a capital gain or loss in that circumstance.

Similarly, where a Holder who acquires the RPS2 upon issue by IAG does not hold the RPS2 as a capital asset, it is unlikely that they would derive an amount of assessable income on ordinary concepts or incur a deductible loss if IAG redeems, buys back or cancels an RPS2.

Stamp duty

IAG proposes to apply to ASX for official quotation of the RPS2. Accordingly, while the RPS2 are quoted on the ASX, stamp duty will not be payable on a transfer of the RPS2.

GST

The transfer of an equity security (for example, a share) is treated as a 'financial supply' and is therefore input taxed. GST is not payable on an input taxed supply. Accordingly, the transfer of an RPS2 will be a financial supply and no GST will be payable by the transferring Holder. Further, the conversion of the RPS2 to an Ordinary Share will not constitute a taxable supply and no GST will be payable on this event.

section 7
Additional information

7.1 ○○○ Terms of Issue

The rights attaching to the RPS2 will be governed by:

- the Terms of Issue of the RPS2 set out in Appendix A; and
- IAG's constitution, which sets out the rights attaching to Ordinary Shares into which the RPS2 may be converted in certain circumstances.

IAG is authorised to issue the RPS2 as it passed a special resolution on 22 June 2000 authorising the issue of non-cumulative preference shares.

7.2 ○○○ IAG – information, disclosure & availability

IAG (formerly known as NRMA Insurance Group Limited) was admitted to the official list of ASX on 8 August 2000. IAG is a disclosing entity under the Corporations Act and, as such, is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules.

IAG is required to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the stock market conducted by ASX. In particular, IAG has an obligation under the Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is or becomes aware concerning IAG which a reasonable person would expect to have a material effect on the price or value of IAG's shares. That information is available on the public file at ASX.

7.3 ○○○ Availability of documents lodged with ASIC

IAG is required to prepare and lodge with ASIC both yearly and half-yearly financial statements accompanied by a Directors' statement and report, with an audit or review report. Copies of these documents lodged with ASIC may be obtained from or inspected at an ASIC office and on the IAG website at **www.iag.com.au**.

7.4 ○○○ Other documents

IAG will provide a copy of any of the following documents free of charge to any person who requests a copy prior to the Closing Date or they can be obtained directly on the IAG website at **www.iag.com.au**:

- the financial statements of IAG for the year ended 30 June 2002 (being the most recent audited annual financial reports lodged with ASIC before the issue of this Prospectus);
- the financial statements of IAG for the half year ended 31 December 2002 (being the most recent reviewed half-yearly financial reports lodged with ASIC before the issue of this Prospectus);
- any other document or financial statement lodged by IAG with ASIC or ASX under the continuous disclosure reporting requirements in the period after the lodgement of the audited financial statements for the year ended 30 June 2002 and before lodgement of this Prospectus with ASIC;
- IAG's constitution; and
- the 22 June 2000 special resolution (see section 7.1).

7.5 ◦◦◦ Summary of rights attaching to Ordinary Shares

Any Ordinary Shares resulting or issued on conversion of the RPS2 will rank equally with existing fully paid Ordinary Shares then on issue. The rights attaching to Ordinary Shares are set out in IAG's constitution and are also regulated by the Corporations Act, the Listing Rules and general law. See section 7.4 for information on how to obtain a copy of IAG's constitution.

The remainder of this section summarises some key rights attaching to Ordinary Shares.

Dividend entitlement

Payment of dividends on Ordinary Shares is subject to the Directors determining a dividend to be payable.

Directors may only declare a dividend if IAG complies at the time of declaration with APRA's then prevailing prudential standards and there being sufficient profits in IAG out of which IAG is lawfully able to pay dividends.

Subject to the rights of any other persons entitled to shares with special dividend rights (such as holders of the RPS1 and RPS2), and subject to the terms of any issue of shares to the contrary, all fully paid shares on which any dividend is declared or paid are entitled to participate in the dividend in proportion to the number of shares held, and partly paid shares are entitled to participate pro-rata according to the amount paid on the shares.

Voting rights

At any general meeting of IAG, every Ordinary Shareholder has one vote on a show of hands and one vote for each fully paid Ordinary Share on a poll.

Transferability of Ordinary Shares

While the Ordinary Shares are quoted on ASX, Ordinary Shareholders will generally be able to sell or transfer Ordinary Shares without restriction. This is subject to the limitations described in section 7.6 in relation to the Financial Sector (Shareholdings) Act 1998 and the Directors' ability to decline to register a transfer in certain limited circumstances.

Entitlement of Ordinary Shares on winding up

Ordinary Shareholders are entitled to share in any surplus assets on a winding up in proportion to the amount of capital paid up. The constitution also gives Ordinary Shareholders the right to approve by special resolution various alternative ways in which surplus assets may be dealt with by the liquidator.

7.6 ◦◦◦ Ownership restrictions

Ownership of voting shares in IAG is restricted by the Financial Sector (Shareholdings) Act 1998, as IAG owns various insurance companies that are regulated by that Act. That Act limits the ownership by persons (together with their associates) of companies that are subject to the Act to 15% of the total voting shares in the relevant company. A shareholder may apply to the Australian Treasurer to extend its ownership beyond 15%, but approval depends on the Treasurer being satisfied that a holding by that person of more than 15% is in the national interest.

7.7 ◦◦◦ Summary of Offer Management Agreement

IAG has entered into an Offer Management Agreement appointing Deutsche Bank and UBS Warburg as Joint Lead Managers and joint bookrunners for the Offer. Following the Joint Lead Managers and IAG agreeing the allocation of the RPS2 to institutional investors and Participating Brokers, and the Margin, the Joint Lead Managers agree to provide IAG with settlement credit support in relation to the allocation of the RPS2 to institutional investors and Participating Brokers.

The material terms of the Offer Management Agreement are summarised below.

Fees

The Joint Lead Managers will be paid the following fees (exclusive of GST, if any) at the close of the Offer:

- a management, and selling fee of 1.50% of the total proceeds of the Offer attributable to the allocations to the general public and institutional investors;
- a management fee of 1.00% of the total proceeds of the Offer attributable to the allocations to the Participating Brokers; and
- a selling fee of 0.75% of the total proceeds of the Offer attributable to the allocations to Participating Brokers.

Expenses

IAG is responsible for the costs and expenses of and incidental to the Offer and the issue of the RPS2.

Termination by Joint Lead Managers

Each Joint Lead Manager may terminate its obligations under the Offer Management Agreement by notice in writing given at any time prior to the issue of the RPS2 to institutional investors and Participating Brokers, if:

(a) ASIC stop order: ASIC issues an order under section 739(1) of the Corporations Act or an interim order under section 739(3) of the Corporations Act or ASIC applies for an order under sections 1324B or 1325 of the Corporations Act in relation to the Prospectus and the application is not dismissed or withdrawn within 2 Business Days;

(b) ASX approval: unconditional approval (or conditional approval, provided such condition would not, in the reasonable opinion of the Joint Lead Managers, have a material adverse effect) by ASX for the official quotation of the RPS2 is refused, or is not granted by the Closing Date, or is withdrawn;

(c) credit rating downgrade: the credit rating assigned to NRMA Insurance Limited or the RPS2 at the date of the Offer Management Agreement by S&P is downgraded or withdrawn or that credit rating is placed on credit watch negative;

(d) lodgement date: IAG fails to lodge this Prospectus with ASIC on or before the lodgement date (or such later date as the Joint Lead Managers may agree in writing);

(e) supplementary prospectus: a supplementary prospectus is, in the reasonable opinion of a Joint Lead Manager, required under section 719 of the Corporations Act, and IAG fails to lodge a supplementary prospectus with ASIC within the time period reasonably required by the Joint Lead Manager in a form approved in writing by the Joint Lead Manager;

(f) material adverse change: there is a material adverse change in the financial position, assets, liabilities, results of operations, profits, forecasts, losses, prospects, business or the directors or senior management of the Group taken as a whole from that reflected in the Prospectus;

(g) withdrawal: IAG withdraws this Prospectus or any part of the Offer;

(h) trading on ASX: trading of Ordinary Shares or RPS1 on ASX is halted (excluding any trading halt initiated for the purposes of conducting the Bookbuild) or quotation of Ordinary Shares or RPS1 on ASX is suspended for more than 3 consecutive Business Days or Ordinary Shares or RPS1 cease to be quoted on ASX; and

(i) any of the following events occur, subject to the Joint Lead Manager having determined reasonably in good faith, that the event has or is likely to have a material adverse effect and the relevant Joint Lead Manager has given notice in the form prescribed by the Offer Management Agreement:

(i) consent: any person whose consent to the issue of the Prospectus is required by section 720 of the Corporations Act who has previously consented to the issue of this Prospectus withdraws such consent or any person otherwise named in this Prospectus with their consent (other than a Joint Lead Manager) withdraws such consent;

(ii) Prospectus:

(A) this Prospectus omits any material required by the Corporations Act or otherwise fails to comply with the Corporations Act, the Listing Rules, any other laws and regulations or any other legally binding requirements of ASIC or ASX;

(B) in the Joint Lead Manager's reasonable opinion there is:

I. a misleading or deceptive statement, or a statement that is likely to mislead or deceive, in this Prospectus;

II. an omission from this Prospectus of material required by chapter 6D of the Corporations Act; or

III. a new circumstance has arisen since this Prospectus was lodged which would have been required by chapter 6D of the Corporations Act to be included in this Prospectus if the matter had arisen before this Prospectus was lodged;

(C) the issue or distribution of this Prospectus is misleading or deceptive or likely to mislead or deceive; or

(D) section 713 does not apply to this Prospectus because ASIC Class Order 00/195; or

(E) any person gives a notice under section 730 of the Corporations Act.

(iii) due diligence: there is a material omission from the results of the investigation performed under the due diligence investigations or from the verification material or the results of the investigation or the verification material are false or misleading or deceptive;

(iv) unable to issue RPS2: the Company is prevented from allotting and issuing the RPS2 within the time required by the Listing Rules by the ASX or ASIC, any statute or regulation, by the order of a court of competent jurisdiction or by a governmental agency;

(v) revocation of authorisation: any licence, permit, authorisation or consent which is material to anything referred to in the Prospectus or necessary to conduct the business of a member of the Group is repealed, revoked, terminated or expires or is modified or amended in a manner unacceptable to a Joint Lead Manager;

(vi) unauthorised alterations: without the prior written consent of the Joint Lead Managers, a member of the Group alters its share capital (other than in a manner expressly contemplated in the Prospectus) or its constitution in any material respect (except as disclosed to the Joint Lead Managers prior to the signing of this agreement);

(vii) change in laws: there is introduced into the Parliament of the Commonwealth of Australia or any State or Territory of Australia a law or prospective law, or any new regulation is made under any statute, or a governmental agency (including without limitation ASIC, the Reserve Bank of Australia or APRA) adopts a policy, or there is any announcement that such a law, prospective law or regulation may be introduced or policy may be adopted;

(viii) failure to comply: any member of the Group fails to comply with a provision of its constitution, any statute or regulation or a requirement, order or request, made by or on behalf of ASIC, ASX or any governmental agency;

(ix) prescribed occurrence: a prescribed occurrence as set out in sections 652C(1) and (2) of the Corporations Act occurs;

(x) insolvency event: an insolvency event occurs such that a member of the Group being or stating that it is unable to pay its debts as and when they fall due or failing to comply with a statutory demand or any step being taken towards the appointment of a liquidator, provisional liquidator, administrator, receiver, receiver and manager or other similar official in relation to, or to any property of, a member of the Group, or towards a member of the Group being wound up or disolved or entering into a scheme, moratorium, composition or other arrangement with, or to obtain protection from, its creditors or any class of them or an assignment for the benefit of its creditors or any class of them, or circumstances existing which would permit a presumption of insolvency in relation to a member of the Group under section 459C(2) of the Corporations Act, or anything having a similar effect occurring;

(xi) capital: a member of the Group passes, or takes any steps to pass, a resolution under section 254N or 260B or division 2 of part 2J.1 of the Corporations Act;

(xii) new circumstance: a new circumstance as referred to in section 719(1)(c) of the Corporations Act occurs that is materially adverse from the point of view of an investor;

(xiii) judgment: a judgment is made by a court of competent jurisdiction, or a fine or penalty is imposed by a governmental agency, in an amount equal to or exceeding $20 million against a member of the Group and such judgment, fine or penalty is not set aside or satisfied within 7 days after it is made or imposed;

(xiv) hostilities: there is an outbreak or major escalation of hostilities involving any one or more of Australia, New Zealand, the United States, the United Kingdom, any member of the European Union, Indonesia, China or Japan or the declaration by any of these countries of a national emergency or war, or a terrorist attack is perpetrated on any of those countries or any diplomatic, military, commercial or political establishment of any of those countries elsewhere in the world;

(xv) public statement: a member of the Group makes a public statement in relation to the RPS2, the Offer or the Group without the prior approval of the Joint Lead Managers;

(xvi) default: IAG is in default of any of the terms and conditions of the Offer Management Agreement or breaches any warranty or covenant given or made by it under the Offer Management Agreement;

(xvii) director: a director of a member of the Group:

(A) is charged with an indictable offence relating to any financial or corporate matter or any regulatory body commences any public action against the director in his or her capacity as a director of a member of the Group or announces that it intends to take any such action; or

(B) is disqualified from managing a corporation under sections 206B, 206C, 206D, 206E or 206F of the Corporations Act.

(xviii) misrepresentation: any warranty, representation or statement by any member of the Group in relation to the Offer is or is found to be false or misleading or deceptive;

(xix) information supplied: any information supplied by any member of the Group or on its behalf to the Joint Lead Managers in respect of the Offer of the Group is or is found to be false or misleading or deceptive or likely to mislead or deceive.

If one Joint Lead Manager terminates its obligations under the Offer Management Agreement, the remaining Joint Lead Manager may elect to assume and perform all of the obligations, and will have the benefit of all of the rights, of the terminating Joint Lead Manager under the Offer Management Agreement.

7.8 ◦ ◦ ◦ Consents

Each of the parties referred to as Consenting Parties in this section who are named below has not made any statement in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified in paragraphs (a) and (b) below:

(a) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements or omissions from this Prospectus, other than the reference to its name and a statement or report included in this Prospectus with the consent of that Consenting Party; and

(b) has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.

Consenting Parties

- ASX Perpetual Registrars Limited
- Commonwealth Securities Limited
- Deutsche Bank AG
- KPMG
- KPMG Transaction Services (Australia) Pty Limited
- Mallesons Stephen Jaques
- Standard & Poor's Ratings Services
- UBS Warburg Australia Limited
- UBS Warburg Private Clients Ltd

7.9 ◦ ◦ ◦ Interests of advisers

The following disclosures of interests and fees are made in relation to advisers' roles in connection with IAG and the RPS2.

KPMG have acted as the auditors for IAG and KPMG Transaction Services performed professional services to assist management in its due diligence inquiries on financial matters. IAG estimates that it will pay approximately $200,000 (excluding disbursements and GST) to KPMG Transaction Services. Further amounts may be paid to KPMG Transaction Services in accordance with its normal time-based charges.

Mallesons Stephen Jaques have acted as solicitors to IAG in relation to the Offer and have performed work in relation to preparing the due diligence and verification program, performing due diligence required on legal matters and tax advice. In respect of this work, IAG estimates that it will pay approximately $350,000 (excluding disbursements and GST) to Mallesons Stephen Jaques. Further amounts may be paid to Mallesons Stephen Jaques in accordance with its normal time-based charges.

Deutsche Bank and UBS Warburg have acted as the Joint Lead Managers to the Offer, in respect of which they will receive the fees outlined in section 7.7 above.

 reset preference shares reset preference shares

7.10 ◦◦◦ Directors' interests

Except as set out below, no Director or proposed Director, nor any firm in which any Director or proposed Director is a partner, has, or has had in the two years before lodgement of this Prospectus with ASIC, any interest in:

- the formation or promotion of IAG;
- the Offer; or
- any property acquired or proposed to be acquired by IAG in connection with its formation or promotion, or with the Offer.

Except as set out below, no amount (whether in cash or shares or otherwise) has been paid or agreed to be paid, nor has any benefit been given or agreed to be given, to any Director or proposed Director, nor any firm in which any Director or proposed Director is a partner, either to induce them to become, or to qualify them as, a Director or otherwise for services provided by them in connection with the formation or promotion of IAG or with the Offer.

The table below sets out the Directors' interests in Ordinary Shares as at the date of this Prospectus. There were no Directors that held any RPS1 as at the date of this Prospectus.

Name	Ordinary Shares
James Strong	116,706
Michael Hawker*	1,180,919
John Astbury	43,735
Maree Callaghan	20,984
Geoffrey Cousins	163,652
Mary Easson	14,637
Dominique Fisher	49,377
Neil Hamilton	44,578
Anne Keating	14,361
Rowan Ross	131,110

* *Michael Hawker holds 1,000,000 Performance Share Rights (PSR) pursuant to IAG's Performance Share Rights plan. PSR are options over unissued Ordinary Shares. These are included in the interests shown above.*

Michael Hawker also holds 300,000 Performance Award Rights (PAR) granted by IAG Share Plan Nominee Pty Limited, the Trustee of the PAR Plan Trust. The trust deed provides that a participant in the PAR Plan has no legal or beneficial interest in Ordinary Shares by virtue of acquiring or holding any PAR.

The exercise of PSR and PAR are both subject to time and performance conditions.

7.11 ◦◦◦ ASX waivers

ASX has granted IAG the following waivers:

- Listing Rule 7.1.4 has been waived to the extent necessary to allow IAG, in calculating the number of the RPS2 it may issue in accordance with Listing Rule 7.1, to notionally convert the RPS2 at the VWAP on the 20 Business Days prior to the date IAG announces its intention to make the issue of the RPS2;
- Listing Rule 7.1 has been waived to the extent necessary to allow IAG to issue Ordinary Shares on the conversion of the RPS2 without seeking Ordinary Shareholder approval; and
- Listing Rule 7.40 has been waived to the effect that hard copies of the Prospectus may be dispatched other than as prescribed in Appendix 7A of the Listing Rules.

Approval has also been granted to IAG to allow RPS2, for a short time following the allotment and quotation of the RPS2, to trade on a deferred settlement trading basis.

7.12 ◦◦◦ ASIC relief

ASIC has granted IAG a declaration under section 741(1) of the Corporations Act to allow IAG to lodge this Prospectus with ASIC without the inclusion of the Dividend Rate, the Margin and the Market Rate and to include those rates in the printed copy of this Prospectus.

7.13 ◦◦◦ Consents to lodgement

Each Director has given, and has not withdrawn, their consent to the lodgement of this Prospectus with ASIC.

James Strong

James Strong
Chairman
Insurance Australia Group Limited

Appendix A: Terms of Issue

References to clauses and paragraphs in this section are to clauses and paragraphs of this Appendix.

1 Face Value

The face value of each reset preference share (RPS2) will be $100 (Face Value).

2 Dividends

2.1 Dividends

(a) Subject to these terms, the Holder on the relevant Record Date of each RPS2 is entitled to receive on each relevant Dividend Payment Date a dividend (Dividend) calculated in accordance with the following formula:

$$\textbf{Dividend} = \frac{\textbf{Dividend Rate x Face Value x N}}{\textbf{365}}$$

where:

N is the number of days from (and including) either the Allotment Date or the preceding Dividend Payment Date (whichever is the later) until (but not including) the relevant Dividend Payment Date;

Dividend Rate expressed as a percentage per annum, is calculated in accordance with the following formula:

(Market Rate + Margin) x (1 – T)

where:

Market Rate expressed as a percentage per annum:

(i) for the period to the first Reset Date, is the 5 Year Swap Rate on the date the Company announces the Margin determined under the Bookbuild; and

(ii) for the period between succeeding Reset Dates, is as reset by the Company in accordance with clause 4;

Margin expressed as a percentage per annum:

(i) for the period to the first Reset Date, is the rate determined under the Bookbuild (Initial Margin); and

(ii) for the period between succeeding Reset Dates, is as reset by the Company in accordance with clause 4; and

T means the Australian corporate tax rate applicable at the relevant Reset Date, expressed as a decimal, and which for the period to the first Reset Date will be taken to be 0.30.

(b) If on a Dividend Payment Date, the Australian corporate tax rate applicable to the franking account of the Company from which the Dividend will be franked (Ti) differs from the Australian corporate tax rate applicable at the immediately preceding Reset Date (T) the Dividend will be adjusted in accordance with the following formula (rounded to the nearest four decimal places):

$$\textbf{Dividend x } \frac{\textbf{(1 – Ti)}}{\textbf{(1 – T)}}$$

where:

Dividend is the amount calculated under clause 2.1(a);

Ti is the Australian corporate tax rate applicable to the franking account of the Company from which the Dividend will be franked, expressed as a decimal; and

T	means the Australian corporate tax rate applicable at the immediately preceding Reset Date, expressed as a decimal, and which for the period to the first Reset Date will be taken to be 0.30.

(c) If any Dividend is not franked to 100% under Part IIIAA of the Tax Act (or any provisions that revise or replace that Part), the Dividend will be adjusted in accordance with the following formula:

$$\frac{D}{1 - [Ti \times (1 - F)]}$$

where:

D	is the Dividend calculated under clause 2.1(a) and if relevant clause 2.1(b);
Ti	has the same meaning as in clause 2.1(b); and
F	is the applicable Franking Rate.

2.2 Payment of Dividend

The payment of a Dividend (including an Optional Dividend) is subject to:

(a) the Directors, at their discretion, determining the Dividend to be payable;

(b) the Company having profits available for the payment of a Dividend;

(c) such payment not resulting in the Total Capital Adequacy Ratio or the Tier 1 Capital Ratio of the Group (on a consolidated basis) not complying with APRA's then current capital adequacy guidelines as they are applied to the Group at the time;

(d) except as permitted under clause 2.3 or unless APRA indicates that it has no objection, the amount of the Dividend not exceeding the profits after tax of the Group (on a consolidated basis) for the immediately preceding financial year less the aggregate amount of dividends paid by the Company in the current financial year on the Record Date for the Dividend; and

(e) APRA not otherwise objecting to the payment of the Dividend.

The Directors, at their discretion, may determine Optional Dividends (as defined in clause 2.9(d)) to be payable, subject to this clause 2.2.

2.3 Reinvestment of Dividends

Where the conditions of clause 2.2 are satisfied with the sole exception of clause 2.2(d), the Directors may determine that a Dividend is payable to each Holder and the Directors may determine that the Holders will participate in a DRP in respect of that Dividend and in such event, participation by the Holders in the DRP will be on the terms of that DRP.

2.4 Non-cumulative Dividends

If and to the extent that all or any part of a Dividend is not paid because of the provisions of clause 2.2, the Company has no liability to pay such Dividend and, notwithstanding the Directors' discretion to pay an Optional Dividend under clause 2.9, the Holder has no claim in respect of such non-payment.

2.5 Calculation of Dividends

All calculations of Dividends will be rounded to four decimal places. For the purposes of making any Dividend payment in respect of a Holder's aggregate holding of RPS2, any fraction of a cent will be disregarded.

2.6 ∘∘∘ Dividend Payment Dates

Subject to this clause 2, Dividends will be payable on the RPS2 in arrears on:

(a) 15 December 2003 and thereafter on each 15 June and 15 December until the RPS2 are converted, redeemed, bought back or cancelled or in the case of a change in the terms of the RPS2 pursuant to clause 4 in accordance with such change; and

(b) the Exchange Date.

2.7 ∘∘∘ Record Dates

A Dividend is only payable to those persons registered as Holders on the Record Date for that Dividend.

An Optional Dividend is only payable to those persons registered as Holders on the Record Date in respect of the Optional Dividend.

2.8 ∘∘∘ Deductions

The Company may deduct from any Dividend payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by the Company to the relevant revenue authority and the balance of the amount payable has been paid to the Holder concerned, then the full amount payable to such Holder shall be deemed to have been duly paid and satisfied by the Company.

The Company shall pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law and shall, if required by any Holder, deliver to that Holder the relevant receipt issued by the revenue authority without delay after it is received by the Company.

2.9 ∘∘∘ Restrictions in case of non-payment

If, for any reason, a Dividend has not been paid in full within 20 Business Days after the relevant Dividend Payment Date, the Company must not without approval of a special resolution passed at a separate meeting of Holders:

(a) declare or pay a dividend or make any distribution on any share capital over which the RPS2 rank in priority for participation in profits; or

(b) redeem, reduce, cancel or acquire for any consideration any share capital of the Company (other than RPS2 or share capital ranking equally with or in priority to RPS2);

unless:

(c) two consecutive Dividends stated to be payable on the RPS2 thereafter have been paid in full (or an equivalent amount of Dividends if the frequency of payment is other than semi-annual); or

(d) an optional dividend (Optional Dividend) has been paid to the Holders equal to the unpaid amount (if any) of the two immediately preceding Dividends prior to the date of payment of the Optional Dividend (or equivalent Dividends if the frequency of payment is other than semi-annual); or

(e) all RPS2 have been converted, redeemed, bought back or cancelled.

3 Exchange

3.1 ∘∘∘ Exchange by the Holder

(a) Holders may deliver:

(i) a Holder Exchange Notice to the Company no later than 35 Business Days prior to a Reset Date in respect of some or all of their RPS2; or

(ii) a Holder (Event) Exchange Notice to the Company pursuant to clause 3.2 in respect of all (but not some only) of their RPS2.

(b) Once a Holder has given an Exchange Notice under clause 3.1(a) that Holder must not deal with, transfer, dispose of or otherwise encumber the RPS2 the subject of the Exchange Notice.

(c) On receipt of a valid Exchange Notice delivered by a Holder under clause 3.1(a) the Company must, at its option do one of the following in relation to the RPS2 the subject of the Exchange Notice:
   (i) convert the RPS2 into Ordinary Shares in accordance with clauses 3.5 and 3.6; or
   (ii) procure the acquisition of the RPS2 by a third party for their Face Value and send the proceeds to the Holder on the relevant Exchange Date; or
   (iii) redeem, buy-back or cancel the RPS2 for their Face Value on the relevant Exchange Date and send the proceeds to the Holder on the relevant Exchange Date.

The Company may only apply the mechanism in clause 3.1(c)(iii) if APRA has given its prior approval to such mechanism being applied.

No later than 21 Business Days prior to the relevant Exchange Date the Company must give notice to Holders who have delivered an Exchange Notice of the RPS2 of which mechanism of Exchange referred to in this clause 3.1(c) it has chosen.

If the Company does not notify the relevant Holders in accordance with this clause, then clause 3.1(c)(i) will apply.

(d) The form of Holder Exchange Notice and Holder (Event) Exchange Notice which may be used by Holders under clause 3.1 will be made available by the Company upon request.

(e) If a Holder delivers an Exchange Notice in accordance with clause 3.1(a) the Exchange Date is:
   (i) if the Holder Exchange Notice is delivered pursuant to clause 3.1(a)(i), the Reset Date immediately following the delivery of the Holder Exchange Notice; or
   (ii) if the Holder (Event) Exchange Notice is delivered pursuant to clause 3.1(a)(ii), the last Business Day of the month following the month in which the Company receives the Holder (Event) Exchange Notice unless the Company determines an earlier Exchange Date having regard to the best interests of the Holders (collectively) and the relevant event.

3.2 ◦◦◦ Trigger Event

(a) If a Trigger Event occurs, a Holder may deliver a Holder (Event) Exchange Notice to the Company in respect of all (but not some only) of their RPS2 at any time after the Trigger Event occurs but no later than 35 Business Days after any publication of a notice under clause 3.2(c).

(b) A Trigger Event means the occurrence of any of the following events:
   (i) a Dividend is not paid in full within 20 Business Days after a Dividend Payment Date excluding where non-payment is due to one or more of the conditions in clause 2.2 not being satisfied;
   (ii) the Company resolves in general meeting to be wound up;
   (iii) a provisional liquidator is appointed to the Company;
   (iv) a court makes an order to wind-up the Company (other than to effect a solvent re-construction);
   (v) an administrator of the Company is appointed under sections 436A, 436B or 436C of the Corporations Act;
   (vi) the Company executes a deed of company arrangement;
   (vii) a takeover bid is made to acquire all or some of the Ordinary Shares and the offer is, or becomes, unconditional and:
      (A) the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or
      (B) the Directors issue a statement recommending acceptance of the offer;
   (viii) a court approves a scheme of arrangement which, when implemented, will result in a person other than the Company having a relevant interest in more than 50% of the Ordinary Shares;
   (ix) the Ordinary Shares or the RPS2 are suspended from trading on ASX for more than 20 successive Business Days; or
   (x) the Company announces to ASX an intention to sell all or substantially all of its business undertaking or assets (other than to effect a solvent re-construction).

(c) The Company must notify Holders of the occurrence of a Trigger Event by publishing a notice in 'The Australian' or a daily financial newspaper in Australia which specifies the particular Trigger Event as soon as practicable after becoming aware of the applicable event.

3.3 ◦◦◦ Exchange by the Company

(a) The Company may serve on Holders:

(i) an Issuer Exchange Notice at least 35 Business Days (but no more than 6 months) before a Reset Date in respect of all or some of their RPS2;

(ii) an Issuer (Event) Exchange Notice following the occurrence of a Tax Event or Regulatory Event in respect of all (but not some only) of their RPS2; or

(iii) an Issuer (Event) Exchange Notice no later than 35 Business Days after the Company has published a notice under clause 3.2(c) following a takeover or scheme of arrangement as described in clauses 3.2(b)(vii) and 3.2(b)(viii) in respect of all (but not some only) of their RPS2.

(b) If the Company serves an Exchange Notice, the Company must include in that notice which of the following it intends to do in respect of the RPS2 the subject of the notice:

(i) convert the RPS2 into Ordinary Shares in accordance with clauses 3.5 and 3.6; or

(ii) redeem, buy-back or cancel the RPS2 for their Face Value on the relevant Exchange Date and send the proceeds to the Holder on the relevant Exchange Date.

The Company may only apply the mechanism in clause 3.3(b)(ii) if APRA has given its prior approval to such mechanism being applied.

(c) The Company cannot serve an Issuer Exchange Notice to convert only some RPS2 if, as at the date of the Issuer Exchange Notice, that conversion would result in there being unconverted RPS2 with an aggregate Face Value of less than $100 million. In a partial conversion, the Company must endeavour to treat Holders on an approximately proportionate basis, but may discriminate to take account of the effect on marketable parcels and other logistical considerations.

(d) The Company is not restricted from giving a notice under clause 3.3(a) merely because a Holder has given a notice under clause 3.1(a). If the Company serves an Exchange Notice after the Holder has served an Exchange Notice under clause 3.1(a), the Company's notice will prevail if there is any inconsistency.

(e) If the Company serves an Exchange Notice in accordance with clause 3.3(a) the Exchange Date is:

(i) for an Issuer Exchange Notice, the Reset Date immediately following the date the Issuer Exchange Notice was served; or

(ii) for an Issuer (Event) Exchange Notice, the last Business Day of the month following the month in which the Issuer (Event) Exchange Notice was served by the Company unless the Company determines an earlier Exchange Date having regard to the best interests of the Holders (collectively) and the relevant event.

3.4 ◦◦◦ Exchange Notices are irrevocable

An Issuer Exchange Notice or Issuer (Event) Exchange Notice given by the Company under clause 3.3(a) or a Holder Exchange Notice or Holder (Event) Exchange Notice delivered by a Holder under clause 3.1(a) is irrevocable.

3.5 ◦◦◦ Meaning of conversion

Each RPS2, on any conversion, confers all of the rights attaching to one fully paid Ordinary Share but these rights do not take effect until 5.00pm Sydney time on the Exchange Date. At that time:

(a) all other rights and restrictions conferred on the RPS2 under these Terms of Issue will no longer have any effect (except for any rights relating to a Dividend payable on or before the Exchange Date which will subsist); and

(b) each RPS2 will rank equally with all other fully paid Ordinary Shares then on issue and the Company will issue a statement that the Holder of those shares holds a share so ranking.

The taking effect of the rights of a RPS2 under this clause 3.5 and any allotment of additional Ordinary Shares under clause 3.6 is, for the purposes of these Terms of Issue, together termed 'conversion'. Conversion does not constitute cancellation, redemption or termination of a RPS2 or an issue, allotment or creation of a new share (other than any additional Ordinary Shares allotted under clause 3.6).

3.6 Conversion and additional Ordinary Shares

If:

(a) Holders issue an Exchange Notice under clause 3.1(a) and the Company chooses the mechanism of Exchange described in clause 3.1(c)(i); or

(b) the Company issues an Exchange Notice in accordance with clause 3.3(a) and chooses the mechanism of Exchange described in clause 3.3(b)(i),

then each RPS2 the subject of an Exchange Notice will convert on the Exchange Date into one Ordinary Share and upon conversion, each Holder will be allotted an additional number of Ordinary Shares determined in accordance with the following formula (provided that where the total number of additional Ordinary Shares to be allotted to that Holder in respect of the total number of the RPS2 being converted at that time includes a fraction, that fraction will be disregarded):

AS = N x (CR – 1)

where:

AS means a whole number of additional Ordinary Shares which is equal to or greater than zero;

N is the number of the RPS2 held by the Holder at the Exchange Date the subject of the Exchange Notice;

CR means:

(i) if conversion is made under clause 3.1(a)(i) an amount calculated by dividing Face Value by **RP**; or

(ii) in all other circumstances, an amount calculated by dividing Face Value by **CRP**,

subject in both cases to **CR** being no less than 1, and where:

RP means, subject to clause 3.7, the VWAP during the Reference Period; and

CRP means **RP** multiplied by 97.5%.

3.7 Adjustments to VWAP

For the purposes of calculating VWAP in clause 3.6 (the definition of **RP**):

(a) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and the RPS2 will convert into Ordinary Shares after the date those Ordinary Shares no longer carry that dividend, distribution or entitlement (Ex Date), then the VWAP on the Business Days on which those shares have been quoted cum dividend, cum distribution or cum entitlement shall be reduced by an amount (Cum Value) equal to:

(i) (in case of a dividend or other distribution) the amount of that dividend or distribution including, if the dividend or distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person resident in Australia under the Tax Act;

(ii) (in the case of an entitlement that is not a dividend or other distribution under clause 3.7(a)(i) and which is traded on ASX on any of those Business Days) the volume weighted average price of all such entitlements sold on ASX during the Reference Period on the Business Days on which those entitlements were traded; or

(iii) (in the case of an entitlement that is not a dividend or other distribution under clause 3.7(a)(i) and which is not traded on ASX during the Reference Period) the value of the entitlement as reasonably determined by the Directors.

(b) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and the RPS2 will convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value.

(c) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during a Reference Period, the VWAP shall be adjusted by the Directors as they consider appropriate. Any adjustment made by the Directors will constitute an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

4 Reset of terms

4.1 The Company may vary terms

Subject to clause 4.2, the Company may, prior to any Reset Date, make changes to any or all the following terms:

(a) the next Reset Date (which must be at least 12 months after the immediately preceding Reset Date);

(b) the Market Rate;

(c) the Margin; and

(d) the frequency and timing of the Dividend Payment Dates.

These new terms will apply from the day after the relevant Reset Date until and including the next Reset Date. Any change made by the Company under this clause 4.1 must be notified in accordance with clause 4.3 (Reset Notice).

4.2 APRA restrictions on variation of terms

Unless otherwise approved by APRA, any variation in the terms as specified in the Reset Notice will be subject to the following:

(a) the next Reset Date must be five years from the immediately preceding Reset Date;

(b) where a Reset Date occurs on a day prior to the end of the Initial Period, the Company cannot, in respect of that Reset Date, increase the Margin from the Initial Margin but the Company may decrease the Margin provided that the decreased Margin does not exceed the rate calculated in accordance with the formula set out in paragraph (c)(iii) below; and

(c) any variation in the Market Rate or Margin as specified in the Reset Notice will be calculated in accordance with the following formula:

Dividend Rate = (Market Rate + Margin) x (1 - T)

where:

Market Rate is the rate expressed as a percentage per annum calculated as the average of the mid-point of the quoted average swap reference rates for the period between the relevant Reset Dates at three predetermined times on Reuters page CMBE (or any page which replaces that page) on the relevant Reset Date;

Margin expressed as a percentage per annum, does not exceed the Initial Margin for the Initial Period and after the Initial Period is a rate determined by the Company provided that it does not exceed the lesser of:

(i) the Margin that applied on the previous Reset Date plus 100 basis points;

(ii) the Initial Margin plus 100 basis points; and

(iii) **the Initial Margin x** $\frac{(FR - FRG)}{(FP - FPG)}$

where:

FR is the fair market value yield curve on Bloomberg Page FMCS for 'A' rated five year AUD securities (or any page which replaces that page) on the relevant Reset Notice Date;

FP is the fair market value yield curve on Bloomberg Page FMCS for 'A' rated five year AUD securities (or any page which replaces that page) on the Allotment Date;

FRG is the fair market value yield curve on Bloomberg Page FMCS for Australian government five year AUD securities (or any page which replaces that page) on the relevant Reset Notice Date;

FPG is the fair market value yield curve on Bloomberg Page FMCS for Australian government AUD securities (or any page which replaces that page) on the Allotment Date; and

T has the meaning given to that term in clause 2.1(a).

For the avoidance of doubt, APRA may from time to time waive any or all of the restrictions in this clause 4.2, in which event the Company may vary the terms as contemplated under clause 4.1.

4.3 Notification

(a) For a change made under clause 4.1 to be effective, the Reset Notice must be sent to all Holders no later than 50 Business Days immediately preceding the relevant Reset Date (Reset Notice Date).

(b) If the Company does not send a Reset Notice, the terms applying as at the relevant Reset Date will continue and the next Reset Date will be such that the period to the next Reset Date is the same as the period that has passed from the immediately preceding Reset Date until the relevant Reset Date.

5 RPS2 general rights

5.1 Ranking

RPS2 rank equally amongst themselves and with RPS1 in all respects and are subordinated to all depositors and creditors of the Company. The issue of any other preference shares which rank in priority to the RPS2 in respect of dividends or return of capital on a winding up constitutes an alteration of the rights attached to the RPS2.

The Company reserves the right to issue further RPS2 or preference shares which rank equally with or behind existing RPS2, whether in respect of dividends, return of capital on a winding up or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing RPS2.

5.2 Preferential dividend

Until conversion, the RPS2 rank in priority to Ordinary Shares for the payment of dividends.

5.3 No set off

Any amount due to a Holder in respect of the RPS2 may not be set off against any claims by the Company on the Holder.

5.4 Return of capital

Until conversion, if there is a return of capital on a winding up of the Company, Holders will be entitled to receive out of the assets of the Company available for distribution to holders of shares, in respect of each RPS2 held, a cash payment (Liquidation Sum) equal to the sum of:

(a) the amount of any Dividend due but unpaid; and
(b) the Face Value,
before any return of capital is made to holders of Ordinary Shares or any other class of shares ranking behind the RPS2.

RPS2 do not confer on their Holders any right to participate in profits or property except as set out in these Terms of Issue.

5.5 Shortfall on winding up

If, upon a return of capital on a winding up of the Company, there are insufficient funds to pay in full the amounts referred to in clause 5.4 and the amounts payable in respect of any other shares in the Company ranking as to such distribution equally with the RPS2 on a winding up of the Company, Holders and the holders of any such other shares will share in any distribution of assets of the Company in proportion to the amounts to which they respectively are entitled.

5.6 No participation in surplus assets

The RPS2 do not confer on their Holders any further right to participate in the surplus assets of the Company on a winding up beyond payment of the Liquidation Sum.

5.7 Restrictions on other issues

Until the date on which all RPS2 have been converted, the Company must not, without approval of a special resolution passed at a separate meeting of Holders issue shares ranking in priority to the RPS2 or permit the conversion of any existing shares to shares ranking equally with or in priority to the RPS2, but the Directors are at all times authorised to issue further RPS2 or preference shares ranking equally with or behind any existing RPS2.

5.8 Takeovers and schemes of arrangement

If a takeover bid is made for Ordinary Shares, acceptance of which is recommended by the Directors, or the Directors recommend a scheme of arrangement in respect of the Ordinary Shares of the Company which will result in a person other than the Company having a relevant interest in more than 50% of the Ordinary Shares, the Directors will use reasonable endeavours to procure that equivalent takeover offers are made to Holders or that they are entitled to participate in the scheme of arrangement or a similar transaction.

5.9 Participation in new issues

Until the RPS2 are converted they will confer no rights to subscribe for new securities in the Company or to participate in any bonus issues.

6 Voting rights

Holders will be entitled to receive notice of any general meeting of the Company and a copy of every circular and like document sent out by the Company to holders of Ordinary Shares and to attend and speak at general meetings of the Company.

Holders will not be entitled to vote at any general meeting of the Company except in the following circumstances:

(a) on a proposal:
  (i) to reduce the share capital of the Company;
  (ii) that affects rights attached to the RPS2;
  (iii) to wind up the Company; or
  (iv) for the disposal of the whole of the property, business and undertaking of the Company;
(b) on a resolution to approve the terms of a buy-back agreement;
(c) during a period in which a Dividend or part of a Dividend on the RPS2 is in arrears; or

(d) during the winding up of the Company.

In each case, Holders shall have the same right to vote as a holder of Ordinary Shares (as if immediately prior to the meeting the RPS2 had converted into the number of Ordinary Shares provided for in clause 3.6 as if the Record Date is the deadline for receipt of instruments of proxy under article 10.15 of the Company's constitution for the relevant meeting and the Reference Period is the period ending on that date).

7 Listing

The Company must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, quotation of the RPS2 on ASX and of all converted RPS2 and additional Ordinary Shares issued under clause 3.6 on each of the stock exchanges on which the other Ordinary Shares of the Company are listed on the date of conversion.

8 Amendments to the Terms of Issue

Subject to complying with all applicable laws and with APRA's prior approval, the Company may without the authority, assent or approval of Holders amend or add to these Terms of Issue if such amendment or addition is, in the opinion of the Company:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error; or

(c) not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders of the RPS2.

9 Interpretation

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Terms of Issue, the terms of the special resolution of the Company passed on 22 June 2000 regarding non-cumulative preference shares and the Company's constitution, then, to the maximum extent permitted by law, the provisions of these Terms of Issue will prevail.

(b) Unless otherwise specified, the Directors may exercise all powers of the Company under these Terms of Issue as are not, by the Corporations Act or by the Company's constitution, required to be exercised by the Company in general meeting.

(c) Notices may be given by the Company to a Holder in the manner prescribed by the Company's constitution for the giving of notices to members of the Company and the relevant provisions of the Company's constitution apply with all necessary modification to notices to Holders.

(d) Unless otherwise specified, a reference to a clause is a reference to a clause of these Terms of Issue.

(e) If a calculation is required under these Terms of Issue, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(f) Definitions and interpretation under the Company's constitution will also apply to these Terms of Issue subject to clause 9(a).

(g) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to the Company only if the Company is an entity or the holding company of an entity subject to regulation and supervision by APRA at the relevant time.

(h) The terms 'takeover bid', 'relevant interest' and 'scheme of arrangement' when used in these Terms of Issue have the meaning given in the Corporations Act.

(i) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(j) If an event under these Terms of Issue must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

(k) The following expressions shall have the following meanings:

5 Year Swap Rate means the rate expressed as a percentage per annum calculated as the average of the mid-point of the quoted average 5 year swap reference rates at 3 predetermined times on Reuters page CMBE (or any page which replaces that page) on the relevant date.
Allotment Date means the date on which the RPS2 are issued.
APRA means the Australian Prudential Regulation Authority.
ASX means Australian Stock Exchange Limited (ABN 90 008 624 691).
ASX Business Rules means the business rules of ASX from time to time with any modification or waivers in their application to the Company, which ASX may grant.
ASX Listing Rules means the listing rules of ASX from time to time with any modification or waivers in their application to the Company, which ASX may grant.
AUD means Australian dollars.
Bookbuild means the process conducted by the Company prior to the opening of the Offer whereby certain Australian institutional investors lodge bids for the RPS2 and, on the basis of those bids, the Company determines the Margin and announces its determination prior to the opening of the Offer.
Business Day means a business day as defined in the ASX Listing Rules.
Company means Insurance Australia Group Limited (ABN 60 090 739 923).
Corporations Act means Corporations Act 2001 (Cwlth).
Director means a director of the Company.
Dividend has the meaning given in clause 2.1.
Dividend Payment Date means each date on which a Dividend is payable in accordance with clause 2.6, including as varied under clause 4, whether or not a Dividend is paid on that date.
Dividend Rate has the meaning given in clause 2.1.
DRP means a dividend reinvestment plan that may be adopted by the Company (and as may be amended from time to time) in which Holders are eligible to participate, under which members of the Company have the opportunity to reinvest a dividend or other similar distribution in additional securities of the Company.
Exchange means:

(a) in the case of the Holder issuing an Exchange Notice to the Company under clause 3.1(a), conversion of the RPS2 into Ordinary Shares in accordance with clause 3.6, the acquisition of the RPS2 by a third party at their Face Value or the redemption, buy-back or cancellation of the RPS2 for their Face Value, as determined by the Company in accordance with clause 3.1(c); or
(b) in the case of the Company issuing an Exchange Notice to the Holder under clause 3.3(a), conversion of the RPS2 into Ordinary Shares in accordance with clause 3.6, or the redemption, buy-back or cancellation of the RPS2 for their Face Value, as determined by the Company in accordance with clause 3.3(b).

Exchange Date means:

(a) in the case of a notice given by a Holder under clause 3.1(a), has the meaning given in clause 3.1(e); and
(b) in the case of a notice served on a Holder by the Company under clause 3.3 has the meaning given in clause 3.3(e).

Exchange Notice means a notice given by a Holder to the Company under clause 3.1(a) or served on a Holder by the Company under clause 3.3(a).
Face Value has the meaning given in clause 1.
Franking Rate, in relation to a Dividend, means the franking percentage (within the meaning of Part IIIAA of the Tax Act or any part that replaces or revises that part) of the Dividend, expressed as a decimal to four decimal places.
Group means the Company and its controlled entities.

Holder means a person whose name is for the time being registered in the Register as the holder of a RPS2.
Holder (Event) Exchange Notice means a notice given by a Holder to the Company under clause 3.1(a)(ii).
Holder Exchange Notice means a notice given by a Holder to the Company under clause 3.1(a)(i).
Initial Margin has the meaning given in clause 2.1(a).
Initial Period means the period from the Allotment Date until 15 June 2013.
Issuer (Event) Exchange Notice means a notice given by the Company to a Holder under clauses 3.3(a)(ii) or 3.3(a)(iii).
Issuer Exchange Notice means a notice given by the Company to a Holder under clause 3.3(a)(i).
Liquidation Sum has the meaning given in clause 5.4.
Margin has the meaning given in clause 2.1(a).
Market Rate has the meaning given in clause 2.1(a).
Offer means the invitation made pursuant to the prospectus issued by the Company for persons to subscribe for RPS2.
Optional Dividend has the meaning given in clause 2.9(d).
Ordinary Share means an ordinary fully paid share in the capital of the Company.
Record Date means, for a payment of:

(a) a Dividend, the date which is 11 Business Days before the Dividend Payment Date for that Dividend; and

(b) an Optional Dividend, the date prior to its payment that is determined by the Company,

or such other date as may be required by ASX from time to time.

Reference Period means in determining 'RP' in clause 3.6, the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding:

(a) if the Company receives a Holder (Event) Exchange Notice under clause 3.2(a) due to the Trigger Event set out in clause 3.2(b)(ix), the date of the suspension of the Ordinary Shares or the RPS2 from trading on ASX; or

(b) in all other cases, the Exchange Date.

Register means the register of the RPS2 maintained by the Company and includes any sub-register established and maintained under the Clearing House Electronic Sub-Register System (as defined in the ASX Listing Rules).
Regulatory Event means:

(a) the receipt by the Company from a reputable legal counsel that, as a result of any amendment to, clarification of, or change (including any announcement of a prospective change) in, any law or regulation affecting securities laws of Australia or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations which amendment, clarification or change is effective or pronouncement, action or decision is announced on or after Allotment Date, additional requirements would be imposed on the Company which the Directors determine at their sole discretion, to be unacceptable; or

(b) the determination by the Directors that the Company is not or will not be entitled to treat all of the RPS2 as Tier 1 Capital.

Reset Date is 15 June 2008 for the first Reset Date and thereafter the date as specified by the Company in a Reset Notice issued under clause 4.3.
Reset Notice has the meaning given in clause 4.1.
Reset Notice Date has the meaning given in clause 4.3(a).

RPS1 means the reset preference shares issued by the Company pursuant to the terms of issue set out in Appendix A of the prospectus dated 6 May 2002.

RPS2 means the reset preference shares issued by the Company pursuant to these Terms of Issue, described in clause 1.

Special Resolution means a resolution passed at a meeting of Holders by a majority of at least 75% of the votes validly cast by Holders in person or by proxy and entitled to vote on the resolution.

Tax Act means:

(a) the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997 as the case may be, as amended, and a reference to any section of the Income Tax Assessment Act 1936 includes a reference to that section as rewritten in the Income Tax Assessment Act 1997; and

(b) any other Act setting the rate of income tax payable and any regulation promulgated thereunder.

Tax Event means the receipt by the Company of an opinion from a reputable legal counsel or other tax adviser in Australia, experienced in such matters to the effect that, as a result of:

(a) any amendment to, clarification of, or change (including any announced prospective change), in the laws or treaties or any regulations of Australia or any political subdivision or taxing authority of Australia affecting taxation;

(b) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (Administrative Action); or

(c) any amendment to, clarification of, or change in, the pronouncement that provides for a position with respect to an Administrative Action that differs from the current generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known,

which amendment, clarification, change or Administrative Action is effective or such pronouncement or decision is announced on or after the Allotment Date, there is more than an insubstantial risk that the Company would be exposed to more than a de minimus increase in its costs (having regard to any tax deductions available to the Company in connection with the payment of Dividends) in relation to the RPS2 as a result of increased taxes, duties or other governmental charges or civil liabilities.

Terms of Issue means these terms of issue for RPS2.

Tier 1 Capital means the core capital of the Group as defined by APRA.

Tier 1 Capital Ratio means at any time the ratio so described by APRA.

Total Capital Adequacy Ratio means at any time the ratio so described by APRA.

Trigger Event has the meaning given in clause 3.2(b).

VWAP is subject to any adjustments under clause 3.7, the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any transaction defined in the ASX Business Rules as 'special', crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase nor any overseas trades or trades pursuant to the exercise of options over Ordinary Shares or any overnight crossings.

Appendix B: Glossary

The following is a glossary of the terms used in this Prospectus including terms commonly used in the insurance industry. There is also a list of defined terms in clause 9 of the Terms of Issue. Defined terms in this Glossary and in clause 9 of the Terms of Issue are used throughout this Prospectus and the accompanying Application Form.

ABN	Australian business number
Allotment Date*	the date the RPS2 are issued to Holders, expected to be 20 June 2003
Application	a valid application made on the conditions set out in this Prospectus by using an Application Form to apply for a specified number of the RPS2
Application Form	each form accompanying this Prospectus, including electronic Application Forms made available by IAG, the Joint Lead or Participating Brokers, upon which an Offer to subscribe for RPS2 may be made
Acquisition	the Group's acquisition of the Australian and New Zealand general insurance operations of Aviva plc, being CGU and NZI
APRA	Australian Prudential Regulation Authority (ABN 79 635 582 658)
ASIC	the Australian Securities and Investments Commission
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691)
Board	all or some of the Directors acting as a board
Ceded	to transfer liability in connection with a risk, or portion of it, from the original insurer to the reinsurer
CGT	capital gains tax
CGU	CGU Insurance Australia Limited (ABN 62 004 478 960) and its controlled entities
CHESS	Clearing House Electronic Subregister System operated by an associate of ASX
Claims Handling Expenses	the expenses of settling claims, including legal and other fees and general expenses
Closing Date*	the last day on which Application Forms will be accepted, expected to be 19 June 2003
Co Managers	Commonwealth Securities Limited (ABN 60 067 254 399) and UBS Warburg Private Clients Ltd (ABN 50 005 311 937)
Combined Ratio	represents the total of Net Claims Expense incurred and Underwriting Expenses, as a percentage of Net Earned Premium. It is equivalent to the sum of the Loss Ratio and Expense Ratio
CTP	compulsory third party insurance
Deutsche Bank	Deutsche Bank AG (ABN 13 064 165 162)
Director	a director of IAG
EPS	earnings per Ordinary Share

Expense Ratio	the ratio of Underwriting Expenses to Net Earned Premium
Face Value	the price payable for each of the RPS2 under the Offer, being $100
Gross Written Premium or GWP	the total premiums relating to insurance policies underwritten by an insurer or reinsurer during a specified period, before deduction of Reinsurance premiums
Group	IAG and its controlled entities
GST	goods and services tax
IAG or the Company	Insurance Australia Group Limited (ABN 60 090 739 923), formerly NRMA Insurance Group Limited
Insurance Australia Group	IAG and its controlled entities
Insurance Margin	the ratio of Insurance Profit to Net Earned Premium
Insurance Profit	Underwriting Result plus investment income on Technical Reserves
IFRS	International Financial Reporting Standards
Joint Lead Managers	Deutsche Bank and UBS Warburg
KPMG Transaction Services	KPMG Transaction Services (Australia) Pty Limited (ABN 65 003 891 718)
Listing Rules	the listing rules of ASX
Long-tail	classes of insurance (such as CTP and workers' compensation insurance) with an average period between the time when premiums are received and final settlement of claims which is generally greater than 12 months
Loss Ratio	the ratio of Net Claims Expense to Net Earned Premium
MCR	minimum capital requirement as defined by APRA
Net Claims Expense	insurance claim losses incurred plus Claims Handling Expenses minus Recoveries
Net Earned Premium	Gross Written Premium less premiums Ceded to reinsurers plus/minus movements in Unearned Premium
NOHC	non-operating holding company as defined by APRA
NZI	Belves Investments Limited and its controlled entities (including New Zealand Insurance Limited)
Offer	the invitation made by IAG pursuant to this Prospectus for investors to apply for RPS2
Offer Management Agreement	the agreement to be entered into between IAG and the Joint Lead Managers subject to and on the terms summarised in section 7.7
Offer Period*	the period from the Opening Date to the Closing Date
Ordinary Share	an ordinary fully paid share in the capital of IAG
Ordinary Shareholder	holder of Ordinary Shares
Opening Date	the day the Offer opens, expected to be 28 May 2003
Participating Broker	the Joint Lead Managers and Co Managers and any participating organisation of ASX selected by the Joint Lead Managers

Probability of Sufficiency	is the estimated probability that the amounts set aside to settle claims will be equal to or in excess of the amounts eventually paid in respect of those claims. This estimation is based on a combination of prior experience and expectations, actuarial modelling and judgement. APRA's new prudential standard GPS 210 requires general insurers to maintain a minimum probability of sufficiency of claims reserves of 75% for the purpose of assessing solvency under the Insurance Act 1973 (as amended)
Prospectus	this prospectus relating to the Offer lodged with ASIC on 20 May 2003
RACV	Royal Automobile Club of Victoria (RACV) Limited (ACN 004 060 833)
Recoveries	the amount of claims recovered from reinsurers, third parties or salvage
Reinsurance	the acceptance by one or more reinsurers of a portion of risk underwritten by an insurer that has directly written the coverage in return for a portion of the premium related thereto. The legal rights of the insured are generally not affected by the Reinsurance transaction, and the insurer issuing the insurance policy remains liable to the insured for payment of claims
Reset Date	15 June 2008 or as reset by IAG in accordance with the Terms of Issue
RPS1	reset preference shares (ASX code: IAGPA) issued by IAG pursuant to the terms of issue set out in Appendix A of the Prospectus dated 6 May 2002
RPS2	reset preference shares issued by IAG pursuant to the Terms of Issue set out in Appendix A of this Prospectus
S&P	Standard & Poor's Ratings Services
Securities Act	U.S. Securities Act of 1933, as amended
Share Purchase Plan	the offer by IAG to each existing Ordinary Shareholder on 21 October 2002 to acquire up to $5,000 of Ordinary Shares to raise at least $380 million in aggregate to partially fund the Acquisition
Short-tail	classes of insurance (such as motor, home, small-to-medium enterprise commercial and health) with an average period between the time when premiums are received and final settlement of claims which is generally less than 12 months
Technical Reserves	the investments held to back provision for outstanding claims (including incurred but not reported and incurred but not enough recorded) and Unearned Premium, net of Recoveries and premium debtors
Terms of Issue	the terms of issue of the RPS2 set out in Appendix A of this Prospectus
TFN	tax file number
UBS Warburg	UBS Warburg Australia Limited (ABN 40 008 582 705)
Underwriting	the process of examining, accepting or rejecting insurance risk, and classifying those accepted, in order to charge an appropriate premium for each accepted risk
Underwriting Expense	those expenses incurred as a result of Underwriting activities, including risk assessment, commission expenses and other acquisition expenses
Underwriting profit/(loss)	see Underwriting Result
Underwriting Result	Net Earned Premium less Net Claims Expense less Underwriting Expense
Unearned Premium	the portion of premium written applicable to the unexpired portion of a policy

* IAG has the right, subject to agreement with the Joint Lead Managers, to close the Offer early or to extend the Closing Date for the Offer without notice.

IAG Insurance Australia Group

ABN 60 090 739 923

Application Form

If you are an existing Insurance Australia Group Limited (IAG) Ordinary Shareholder or an RPS1 holder please tick here. ☐

You must complete this Application Form if you wish to apply for reset preference shares (RPS2). RPS2 will only be issued on receipt of an Application Form.

To meet the requirements of the Corporations Act, this Application Form must not be distributed unless attached to or accompanied by the Prospectus (and any supplementary prospectus).

You do not have to sign this Application Form. Please refer to the instructions overleaf.

A Number of RPS2 applied for (minimum 100 RPS2) ☐,☐☐☐,☐☐☐ at Face Value per RPS2 **A$100.00**

B I/we lodge full payment A$ ☐☐☐,☐☐☐,☐☐☐

PLEASE COMPLETE YOUR DETAILS BELOW

C First Applicant

Surname/Company name

Title | First Name | Middle Name

Joint Applicant #2

Surname

Title | First Name | Middle Name

Designated Account e.g. <Super Fund> (or Joint Applicant #3)

PLEASE COMPLETE ADDRESS DETAILS

D PO Box/RMB/Locked Bag/Care of (c/-) Property Name/Building Name (if applicable)

Unit Number | Street Number | Street Name

Suburb/City or Town | State | Postcode

Email Address (if available)

E TFN /ABN / TFN Exemption Code

First Applicant | Joint Applicant #2 | Joint Applicant #3

TFN/ABN type – if NOT an individual, please mark the appropriate box ☐ Company ☐ Partnership ☐ Trust ☐ Super Fund

F **Existing Ordinary Shareholders or RPS1 holders**

If you are an existing Ordinary Shareholder or RPS1 holder on the Issuer Sponsored Subregister and you would like your RPS2 allotted to any existing Securityholder Reference Number (SRN), please provide your SRN in the boxes below.

CHESS Participants

If you are an existing CHESS Participant and you would like your RPS2 to be allotted to your CHESS Broker Sponsored HIN, please provide your CHESS HIN in the boxes below.

Alternatively, if you wish to hold your RPS2 as a separate holding, disregard this section.

Issuer Sponsored SRN (if applicable) I☐☐☐☐☐☐☐☐☐☐☐

CHESS HIN (if applicable) X☐☐☐☐☐☐☐☐☐☐☐

G Cheque(s) and/or money order(s) should be made payable to **'IAG RPS2 Account'** in Australian currency and crossed 'not negotiable'

Cheque Number | BSB ☐☐☐-☐☐☐ | Account Number

H Telephone number where you can be contacted during business hours (☐☐)☐☐☐☐☐☐☐☐

Contact name (PRINT)

Any Application for RPS2 can be accepted by IAG at any time prior to the Closing Date and cannot be withdrawn by any intending investor.

Declaration

I/We declare that I/we have personally received and read the whole of the Prospectus (or the electronic Prospectus) that this Application Form accompanied or to which it was attached.

OFFER CLOSES 5.00pm (Sydney time) 19 June 2003 **IAG FLT002**

THIS APPLICATION FORM RELATES TO THE RPS2 PROSPECTUS DATED 20 MAY 2003 (AND ANY SUPPLEMENTARY PROSPECTUS).

THE PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT INVESTING IN RPS2 AND YOU SHOULD READ IT IN FULL BEFORE APPLYING FOR RPS2.

How to complete the Application Form

The Prospectus is dated 20 May 2003 and expires on 20 June 2004. A free copy of the Prospectus (and any supplementary prospectus) and the Application Form is available on request by calling the **IAG RPS2 Information Line on 1300 666 635**.

The Prospectus to which this Application Form is attached differs from the Prospectus lodged with the Australian Securities & Investments Commission as the numerical values for the Dividend Rate, Market Rate and Margin have been included.

Only Australian residents receiving the Prospectus (including an electronic Prospectus) in Australia may apply for RPS2. By applying for RPS2 and completing this Application Form you represent and warrant that you are not a resident of the United States or any jurisdiction outside Australia, and that you are not acting for the account or benefit of a person in the United States other than as an authorised employee of that person or with investment discretion with respect to an account of that person. If you are unable to make the foregoing representation and warranty, you may not apply for RPS2. IAG reserves the right to treat as invalid any Application Form post marked in or dispatched from the United States or any other jurisdiction outside Australia.

Please complete all relevant sections of the Application Form USING BLOCK LETTERS. These instructions are cross referenced to each section of the Application Form.

A Insert the number of RPS2 you wish to apply for in Box A. No applicant is assured of receiving any RPS2 for which they have applied.

B Insert the total amount of the cheque(s) and/or money order(s) required for payment for the RPS2 for which you have applied at the Face Value of $100 per RPS2 in Box B.

C Write the full name you wish to appear on the statement of your RPS2 holding in Box C. This must be either your own name or the name of a company. Up to three joint applicants may register.

D Write your postal address for all correspondence in Box D. All communications to you will be mailed to the person(s) and address as shown. For joint applicants only one address can be entered.

E Enter your Tax File Number (TFN) or exemption code in Box E. Business enterprises may alternatively quote their Australian Business Number (ABN). Where applicable, please enter the TFN or ABN for each joint applicant. Collection of TFN(s) and ABN(s) is authorised by taxation laws. Quotation of TFN(s) and ABN(s) is not compulsory and will not affect your Application. However, if these are not provided, IAG will be required to deduct tax at the highest marginal rate of tax including the Medicare levy (currently 48.5%) from the amount of any unfranked dividends.

Exemption code	description
444 444 441	Age, invalid, or service/veterans pension
444 444 442	Carers, sole parents, widows, or other pension, rehabilitation allowance
555 555 555	Non profit organisation

For more information on TFNs, ABNs and exemption codes, call the Australian Taxation Office.

F By providing your Issuer Sponsored SRN or CHESS HIN your RPS2 will be allotted to this number. If you do not provide your existing Issuer Sponsored SRN or CHESS HIN your RPS2 will be allotted to a new Issuer Sponsored SRN.

G Please complete cheque(s) and/or money order(s) details as follows:
- make your cheque(s) and/or money order(s) payable to **'IAG RPS2 Account'** in Australian currency and cross it 'not negotiable'. Your cheque(s) and/or money order(s) must be drawn on an Australian branch of a financial institution.
- the amount should agree with the amount shown in Box B.
- sufficient cleared funds should be held in your Australian bank account, as cheques returned unpaid are likely to result in your application being rejected.
- pin (do not staple) your cheque(s) and/or money order(s) to the Application Form.

H Please enter your business hours telephone number (including area code) and name in case we need to contact you in relation to your Application Form.

How to lodge your Application Form

Broker firm allocations: Broker firm applicants should contact the Participating Broker from whom they received their firm allocation of RPS2 for information about submitting an Application Form and payment instructions. You should be aware that the Sponsoring Broker will settle your Application on a delivery versus payment basis through CHESS and this transaction will not have the benefit of coverage by the National Guarantee Fund.

General Applications: The completed Application Form should be forwarded with your payment to reach either of the following addresses by 5.00pm (Sydney time) on 19 June 2003. IAG has the right, subject to agreement with the Joint Lead Managers, to close the Offer early or to extend the Closing Date for the Offer without notice.

Postal Address
Insurance Australia Group Limited
Reply Paid 35
Alexandria MC NSW 2004

or

Hand Delivery
Insurance Australia Group Limited
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000 Australia

Terms and conditions

The applicant agrees to be bound by the provisions (as amended and as may be amended from time to time in the future) of IAG's constitution and the Terms of Issue of RPS2.

The applicant gives the representations and warranties and makes the declarations set out in the Application Form.

The Corporations Act prohibits a person from passing this Application Form to another person, unless it is attached to or accompanied by, a copy of the Prospectus (and any supplementary prospectus).

Words and expressions used in this Application Form have the same meanings given to them as in the Prospectus.

Privacy Act

ASX Perpetual Registrars Limited advise that once you become a RPS2 holder, Chapter 2C of the Corporations Act requires information about you (including your name, address and details of the RPS2 you hold) to be included in IAG's public register. This information must continue to be included in IAG's public register if you cease to be a RPS2 Holder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000 (Cth). Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars Limited's privacy policy is available on its website (www.asxperpetual.com.au).

Information you supply on this Application Form will be used by IAG in connection with the issue and subsequent administration of your RPS2, and may be disclosed by IAG on a confidential basis to IAG's professional advisers (including the Joint Lead Managers) in connection with these purposes. IAG's privacy statement is available on its website (www.iag.com.au).

OFFER CLOSES 5.00pm (Sydney time) 19 June 2003

THIS APPLICATION FORM RELATES TO THE RPS2 PROSPECTUS DATED 20 MAY 2003 (AND ANY SUPPLEMENTARY PROSPECTUS).
THE PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT INVESTING IN RPS2 AND YOU SHOULD READ IT IN FULL BEFORE APPLYING FOR RPS2.

IAG Insurance Australia Group
ABN 60 090 739 923

Application Form

If you are an existing Insurance Australia Group Limited (IAG) Ordinary Shareholder or an RPS1 holder please tick here. ☐

You must complete this Application Form if you wish to apply for reset preference shares (RPS2). RPS2 will only be issued on receipt of an Application Form.
To meet the requirements of the Corporations Act, this Application Form must not be distributed unless attached to or accompanied by the Prospectus (and any supplementary prospectus).
You do not have to sign this Application Form. Please refer to the instructions overleaf.

A Number of RPS2 applied for (minimum 100 RPS2) ☐,☐☐☐,☐☐☐ at Face Value per RPS2 A$100.00

B I/we lodge full payment A$ ☐☐☐,☐☐☐,☐☐☐ +

PLEASE COMPLETE YOUR DETAILS BELOW

C First Applicant
Surname/Company name
Title | First Name | Middle Name

Joint Applicant #2
Surname
Title | First Name | Middle Name

Designated Account e.g. <Super Fund> (or Joint Applicant #3)

PLEASE COMPLETE ADDRESS DETAILS

D PO Box/RMB/Locked Bag/Care of (c/-) Property Name/Building Name (if applicable)
Unit Number | Street Number | Street Name
Suburb/City or Town | State | Postcode
Email Address (if available)

E TFN /ABN / TFN Exemption Code
First Applicant | Joint Applicant #2 | Joint Applicant #3

TFN/ABN type – if NOT an individual, please mark the appropriate box ☐ Company ☐ Partnership ☐ Trust ☐ Super Fund

F **Existing Ordinary Shareholders or RPS1 holders**
If you are an existing Ordinary Shareholder or RPS1 holder on the Issuer Sponsored Subregister and you would like your RPS2 allotted to any existing Securityholder Reference Number (SRN), please provide your SRN in the boxes below.

CHESS Participants
If you are an existing CHESS Participant and you would like your RPS2 to be allotted to your CHESS Broker Sponsored HIN, please provide your CHESS HIN in the boxes below.

Alternatively, if you wish to hold your RPS2 as a separate holding, disregard this section.

Issuer Sponsored SRN (if applicable) I

CHESS HIN (if applicable) X

+

G Cheque(s) and/or money order(s) should be made payable to '**IAG RPS2 Account**' in Australian currency and crossed 'not negotiable'
Cheque Number | BSB ☐☐☐-☐☐☐ | Account Number

H Telephone number where you can be contacted during business hours ( ) | Contact name (PRINT)

Any Application for RPS2 can be accepted by IAG at any time prior to the Closing Date and cannot be withdrawn by any intending investor.

Declaration
I/We declare that I/we have personally received and read the whole of the Prospectus (or the electronic Prospectus) that this Application Form accompanied or to which it was attached.

OFFER CLOSES 5.00pm (Sydney time) 19 June 2003 **IAG FLT002**

THIS APPLICATION FORM RELATES TO THE RPS2 PROSPECTUS DATED 20 MAY 2003 (AND ANY SUPPLEMENTARY PROSPECTUS).
THE PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT INVESTING IN RPS2 AND YOU SHOULD READ IT IN FULL BEFORE APPLYING FOR RPS2.

How to complete the Application Form

The Prospectus is dated 20 May 2003 and expires on 20 June 2004. A free copy of the Prospectus (and any supplementary prospectus) and the Application Form is available on request by calling the **IAG RPS2 Information Line on 1300 666 635**.

The Prospectus to which this Application Form is attached differs from the Prospectus lodged with the Australian Securities & Investments Commission as the numerical values for the Dividend Rate, Market Rate and Margin have been included.

Only Australian residents receiving the Prospectus (including an electronic Prospectus) in Australia may apply for RPS2. By applying for RPS2 and completing this Application Form you represent and warrant that you are not a resident of the United States or any jurisdiction outside Australia, and that you are not acting for the account or benefit of a person in the United States other than as an authorised employee of that person or with investment discretion with respect to an account of that person. If you are unable to make the foregoing representation and warranty, you may not apply for RPS2. IAG reserves the right to treat as invalid any Application Form post marked in or dispatched from the United States or any other jurisdiction outside Australia.

Please complete all relevant sections of the Application Form USING BLOCK LETTERS. These instructions are cross referenced to each section of the Application Form.

A Insert the number of RPS2 you wish to apply for in Box A. No applicant is assured of receiving any RPS2 for which they have applied.

B Insert the total amount of the cheque(s) and/or money order(s) required for payment for the RPS2 for which you have applied at the Face Value of $100 per RPS2 in Box B.

C Write the full name you wish to appear on the statement of your RPS2 holding in Box C. This must be either your own name or the name of a company. Up to three joint applicants may register.

D Write your postal address for all correspondence in Box D. All communications to you will be mailed to the person(s) and address as shown. For joint applicants only one address can be entered.

E Enter your Tax File Number (TFN) or exemption code in Box E. Business enterprises may alternatively quote their Australian Business Number (ABN). Where applicable, please enter the TFN or ABN for each joint applicant. Collection of TFN(s) and ABN(s) is authorised by taxation laws. Quotation of TFN(s) and ABN(s) is not compulsory and will not affect your Application. However, if these are not provided, IAG will be required to deduct tax at the highest marginal rate of tax including the Medicare levy (currently 48.5%) from the amount of any unfranked dividends.

Exemption code	description
444 444 441	Age, invalid, or service/veterans pension
444 444 442	Carers, sole parents, widows, or other pension, rehabilitation allowance
555 555 555	Non profit organisation

For more information on TFNs, ABNs and exemption codes, call the Australian Taxation Office.

F By providing your Issuer Sponsored SRN or CHESS HIN your RPS2 will be allotted to this number. If you do not provide your existing Issuer Sponsored SRN or CHESS HIN your RPS2 will be allotted to a new Issuer Sponsored SRN.

G Please complete cheque(s) and/or money order(s) details as follows:

- make your cheque(s) and/or money order(s) payable to **'IAG RPS2 Account'** in Australian currency and cross it 'not negotiable'. Your cheque(s) and/or money order(s) must be drawn on an Australian branch of a financial institution.
- the amount should agree with the amount shown in Box B.
- sufficient cleared funds should be held in your Australian bank account, as cheques returned unpaid are likely to result in your application being rejected.
- pin (do not staple) your cheque(s) and/or money order(s) to the Application Form.

H Please enter your business hours telephone number (including area code) and name in case we need to contact you in relation to your Application Form.

How to lodge your Application Form

Broker firm allocations: Broker firm applicants should contact the Participating Broker from whom they received their firm allocation of RPS2 for information about submitting an Application Form and payment instructions. You should be aware that the Sponsoring Broker will settle your Application on a delivery versus payment basis through CHESS and this transaction will not have the benefit of coverage by the National Guarantee Fund.

General Applications: The completed Application Form should be forwarded with your payment to reach either of the following addresses by 5.00pm (Sydney time) on 19 June 2003. IAG has the right, subject to agreement with the Joint Lead Managers, to close the Offer early or to extend the Closing Date for the Offer without notice.

Postal Address
Insurance Australia Group Limited
Reply Paid 35
Alexandria MC NSW 2004

or

Hand Delivery
Insurance Australia Group Limited
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000 Australia

Terms and conditions

The applicant agrees to be bound by the provisions (as amended and as may be amended from time to time in the future) of IAG's constitution and the Terms of Issue of RPS2.

The applicant gives the representations and warranties and makes the declarations set out in the Application Form.

The Corporations Act prohibits a person from passing this Application Form to another person, unless it is attached to or accompanied by, a copy of the Prospectus (and any supplementary prospectus).

Words and expressions used in this Application Form have the same meanings given to them as in the Prospectus.

Privacy Act

ASX Perpetual Registrars Limited advise that once you become a RPS2 holder, Chapter 2C of the Corporations Act requires information about you (including your name, address and details of the RPS2 you hold) to be included in IAG's public register. This information must continue to be included in IAG's public register if you cease to be a RPS2 Holder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000 (Cth). Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars Limited's privacy policy is available on its website (www.asxperpetual.com.au).

Information you supply on this Application Form will be used by IAG in connection with the issue and subsequent administration of your RPS2, and may be disclosed by IAG on a confidential basis to IAG's professional advisers (including the Joint Lead Managers) in connection with these purposes. IAG's privacy statement is available on its website (www.iag.com.au).

OFFER CLOSES 5.00pm (Sydney time) 19 June 2003

THIS APPLICATION FORM RELATES TO THE RPS2 PROSPECTUS DATED 20 MAY 2003 (AND ANY SUPPLEMENTARY PROSPECTUS).

THE PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT INVESTING IN RPS2 AND YOU SHOULD READ IT IN FULL BEFORE APPLYING FOR RPS2.

Corporate directory

Registered and Head Office

Insurance Australia Group Limited
Level 21, 388 George Street
Sydney NSW 2000

Joint Lead Managers

Deutsche Bank AG
Level 18, Grosvenor Place
225 George Street
Sydney NSW 2000

1800 333 225

UBS Warburg Australia Limited
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

1800 242 020

Co Managers

Commonwealth Securities Limited
Level 6, 120 Pitt Street
Sydney NSW 1155

www.commsec.com.au
13 15 19

UBS Warburg Private Clients Ltd
Level 27, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

1800 242 020

Legal and Tax Advisers to IAG

Mallesons Stephen Jaques
Level 60, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Auditors to IAG

KPMG
KPMG Centre
45 Clarence Street
Sydney NSW 2000

Share Registry

ASX Perpetual Registrars Limited
Level 8
580 George Street
Sydney NSW 2000

IAG RPS2 Information Line

1300 666 635


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IAG
Insurance
Australia
Group

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923